25


06017089

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME America Telecom S.A. de C.V.

*CURRENT ADDRESS


PROCESSED
SEP 2 8 2006
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34636 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A	(PROXY)	☐		

OICF/BY: dw

DAT : 9/25/06

CLEARY GOTTLIEB STEEN & HAMILTON LLP

NEW YORK
PARIS
BRUSSELS
LONDON
MOSCOW

2000 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, D.C. 20006-1801
(202) 974-1500
FACSIMILE
(202) 974-1999
WWW.CLEARYGOTTLIEB.COM

FRANKFURT
COLOGNE
ROME
MILAN
HONG KONG
BEIJING

File No. 82-34636

September 20, 2006


RECEIVED
SEP 20 2006
SECURITIES PROCESSING
WASH. D.C.
190
SECTION


RECEIVED
SEP
WASH. D.C.
190
SECTION

VIA HAND

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Filing Desk

Re: Disclosure Materials Provided on Behalf of América Telecom, S.A. de C.V. (File No. 82-34636) Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

Ladies and Gentlemen:

On behalf of our client, América Telecom, S.A. de C.V. (the "Company") and pursuant to the Company's obligations under Rule 12g3-2(b)(1)(i) under the Exchange Act, we are furnishing the enclosed English translations of:

(i) the Annual Report of the Company, for the fiscal year ending December 31, 2005;

(ii) the public notice of the Company's annual ordinary shareholders' meeting;

(iii) a summary of the minutes of the Company's ordinary shareholders' meeting held on April 26, 2006;

(iv) the Company's consolidated quarterly reports for the fourth quarter of 2005, the first quarter of 2006 and the second quarter of 2006;

(iv) a relevant event dated February 5, 2006, regarding the Company's independent auditors' report; and

(v) a report of compliance with corporate governance practices by the Company during the year 2005 and with information through June 23, 2006.

If you have any questions or require any further information, please do not hesitate to contact Jorge U. Juantorena or Grant M. Binder of this firm at (212) 225-2000.

Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

Sincerely,



Diana J. Santos
Paralegal

Enclosure

cc: Veronica Ramirez
Jorge U. Juantorena
Grant M. Binder

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL QUARTER: 1 YEAR: 2006

AMERICA TELECOM, S.A. DE C.V.

BALANCE SHEETS

AT MARCH 31 OF 2006 AND 2005

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s01	TOTAL ASSETS	251,247,527	100	200,834,278	100
s02	CURRENT ASSETS	71,746,521	29	49,520,066	25
s03	CASH AND SHORT-TERM INVESTMENTS	23,830,625	9	16,064,364	8
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	15,781,665	6	13,686,677	7
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	15,383,420	6	6,961,104	3
s06	INVENTORIES	11,707,017	5	8,839,024	4
s07	OTHER CURRENT ASSETS	5,043,794	2	3,968,897	2
s08	LONG-TERM	557,139	0	683,171	0
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	9	0	576,629	0
s11	OTHER INVESTMENTS	557,130	0	106,542	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	114,154,601	45	90,014,387	45
s13	LAND AND BUILDINGS	0	0	0	0
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	165,818,920	66	130,315,239	65
s15	OTHER EQUIPMENT	0	0	0	0
s16	ACCUMULATED DEPRECIATION	70,249,798	28	53,147,999	26
s17	CONSTRUCTION IN PROGRESS	18,585,479	7	12,847,147	6
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	64,789,266	26	60,616,654	30
s19	OTHER ASSETS	0	0	0	0
s20	TOTAL LIABILITIES	163,172,275	100	132,461,151	100
s21	CURRENT LIABILITIES	87,016,086	53	51,530,448	39
s22	SUPPLIERS	50,182,727	31	31,449,954	24
s23	BANK LOANS	16,196,825	10	10,188,359	8
s24	STOCK MARKET LOANS	10,279,129	6	3,495,340	3
s25	TAXES PAYABLE	6,753,770	4	5,497,893	4
s26	OTHER CURRENT LIABILITIES	3,603,635	2	898,902	1
s27	LONG-TERM LIABILITIES	63,348,924	39	66,592,764	50
s28	BANK LOANS	18,327,028	11	66,592,764	50
s29	STOCK MARKET LOANS	45,021,896	28	0	0
s30	OTHER LOANS	0	0	0	0
s31	DEFERRED LIABILITIES	9,359,943	6	7,444,921	6
s32	OTHER NON CURRENT LIABILITIES	3,447,322	2	6,893,018	5
s33	CONSOLIDATED STOCKHOLDERS' EQUITY	88,075,252	100	68,373,127	100
s34	MINORITY INTEREST	57,691,398	66	49,228,063	72
s35	MAJORITY INTEREST	30,383,854	34	19,145,064	28
s36	CONTRIBUTED CAPITAL	5,070,216	6	5,081,059	7
s79	CAPITAL STOCK	4,629,649	5	4,640,467	7
s39	PREMIUM ON ISSUANCE OF SHARES	440,567	1	440,592	1
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	25,313,638	29	14,064,005	21
s42	RETAINED EARNINGS AND CAPITAL RESERVES	26,260,008	30	13,351,991	20
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(946,370)	(1)	712,014	1
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL QUARTER: 1 YEAR: 2006

AMERICA TELECOM, S.A. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	23,830,625	100	16,064,364	100
s46	CASH	1,830,897	8	3,321,560	21
s47	SHORT-TERM INVESTMENTS	21,999,728	92	12,742,804	79
s07	OTHER CURRENT ASSETS	5,043,794	100	3,968,897	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	571,340	11	191,385	5
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	4,472,454	89	3,777,512	95
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	64,789,266	100	60,616,654	100
s48	DEFERRED EXPENSES (NET)	7,336	0	7,063	0
s49	GOODWILL	18,139,149	28	15,891,796	26
s51	OTHER	46,642,781	72	44,717,795	74
s19	OTHER ASSETS	0	0	0	0
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	0	0	0	0
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	0	0	0	0
s21	CURRENT LIABILITIES	87,016,086	100	51,530,448	100
s52	FOREIGN CURRENCY LIABILITIES	59,433,045	68	6,905,091	13
s53	MEXICAN PESOS LIABILITIES	27,583,041	32	44,625,357	87
s26	OTHER CURRENT LIABILITIES	3,603,635	100	898,902	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	1,076,924	30	0	0
s89	INTEREST LIABILITIES	845,947	23	853,587	95
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	1,680,764	47	45,315	5
s27	LONG-TERM LIABILITIES	63,348,924	100	66,592,764	100
s59	FOREIGN CURRENCY LIABILITIES	53,664,924	85	52,040,027	78
s60	MEXICAN PESOS LIABILITIES	9,684,000	15	14,552,737	22
s31	DEFERRED LIABILITIES	9,359,943	100	7,444,921	100
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	9,359,943	100	7,444,921	100
s32	OTHER NON CURRENT LIABILITIES	3,447,322	100	6,893,018	100
s66	DEFERRED TAXES	3,334,818	97	6,805,849	99
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	112,504	3	87,169	1
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	0	0	0	0
s79	CAPITAL STOCK	4,629,649	100	4,640,467	100
s37	CAPITAL STOCK (NOMINAL)	886,307	19	896,660	19
s38	RESTATEMENT OF CAPITAL STOCK	3,743,342	81	3,743,807	81

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL QUARTER: 1 YEAR: 2006

AMERICA TELECOM, S.A. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	RETAINED EARNINGS AND CAPITAL RESERVES	26,260,008	100	13,351,991	100
s93	LEGAL RESERVE	348,190	1	348,190	3
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	0	0
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	21,952,051	84	11,108,659	83
s45	NET INCOME FOR THE YEAR	3,959,767	15	1,895,142	14
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(946,370)	100	712,014	100
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	(946,370)	100	712,014	100
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	0	0	0	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	0	0
s99	LABOR OBLIGATION ADJUSTMENT	0	0	0	0
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 1 YEAR: 2006

BALANCE SHEETS

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
s57	OTHER CURRENT LIABILITIES WITH COST	0	0
s63	OTHER LOANS WITH COST	0	0
s72	WORKING CAPITAL	(15,269,565)	(2,010,382)
s73	PENSIONS AND SENIORITY PREMIUMS	0	0
s74	EXECUTIVES (*)	895	477
s75	EMPLOYEES (*)	29,599	24,567
s76	WORKERS (*)	4,508	5,166
s77	OUTSTANDING SHARES (*)	3,456,291,100	3,496,664,459
s78	REPURCHASED SHARES (*)	478,784,976	438,411,617
s101	RESTRICTED CASH	0	0
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL QUARTER: 1 YEAR: 2006

AMERICA TELECOM, S.A. DE C.V.

STATEMENTS OF INCOME

FROM JANUARY THE 1st TO MARCH 31 OF 2006 AND 2005

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	50,724,309	100	40,138,299	100
r02	COST OF SALES	28,422,983	56	23,512,475	59
r03	GROSS PROFIT	22,301,326	44	16,625,824	41
r04	OPERATING EXPENSES	9,835,258	19	8,338,414	21
r05	OPERATING INCOME	12,466,068	25	8,287,410	21
r06	INTEGRAL FINANCING COST	(846,231)	(2)	542,806	1
r07	INCOME AFTER INTEGRAL FINANCING COST	13,312,299	26	7,744,604	19
r08	OTHER EXPENSE AND INCOME (NET)	(69,128)	0	26,031	0
r44	SPECIAL ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING	13,381,427	26	7,718,573	19
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	3,493,518	7	3,017,288	8
r11	NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING	9,887,909	19	4,701,285	12
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	20,941	0	(31,399)	0
r13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	9,908,850	20	4,669,886	12
r14	INCOME FROM DISCONTINUED OPERATIONS	0	0	0	0
r15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	9,908,850	20	4,669,886	12
r16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	0	0	0	0
r17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	0	0
r18	NET CONSOLIDATED INCOME	9,908,850	20	4,669,886	12
r19	NET INCOME OF MINORITY INTEREST	5,949,083	12	2,774,744	7
r20	NET INCOME OF MAJORITY INTEREST	3,959,767	8	1,895,142	5

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL QUARTER: 1 YEAR: 2006

AMERICA TELECOM, S.A. DE C.V.

STATEMENTS OF INCOME

CONSOLIDATED

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	50,724,309	100	40,138,299	100
r21	DOMESTIC	24,305,576	48	20,483,836	51
r22	FOREIGN	26,418,733	52	19,654,463	49
r23	TRANSLATED INTO DOLLARS (***)	2,485,533	5	1,750,237	4
r06	INTEGRAL FINANCING COST	(846,231)	100	542,806	100
r24	INTEREST EXPENSE	2,354,353	(278)	1,901,179	350
r42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	339,491	63
r26	INTEREST INCOME	713,331	(84)	814,056	150
r46	OTHER FINANCIAL PRODUCTS	723,437	(85)	0	0
r25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	(866,194)	102	127,372	23
r28	RESULT FROM MONETARY POSITION	(897,622)	106	(1,011,180)	(186)
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	3,493,518	100	3,017,288	100
r32	INCOME TAX	3,300,454	94	2,477,241	82
r33	DEFERRED INCOME TAX	117,338	3	458,060	15
r34	EMPLOYEES' PROFIT SHARING EXPENSES	75,726	2	81,987	3
r35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 1 YEAR: 2006

STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
r36	TOTAL SALES	50,724,310	40,138,300
r37	TAX RESULT FOR THE YEAR	0	0
r38	NET SALES (**)	194,323,942	150,398,984
r39	OPERATING INCOME (**)	42,171,092	27,246,761
r40	NET INCOME OF MAJORITY INTEREST (**)	13,968,753	5,972,156
r41	NET CONSOLIDATED INCOME (**)	36,198,665	16,782,383
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	5,947,306	4,825,649

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 1 YEAR: 2006

QUARTERLY STATEMENTS OF INCOME

FROM JANUARY THE 1st TO MARCH 31 OF 2006 AND 2005

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	50,724,309	100	40,138,299	100
rt02	COST OF SALES	28,422,983	56	23,512,475	59
rt03	GROSS PROFIT	22,301,326	44	16,625,824	41
rt04	OPERATING EXPENSES	9,835,258	19	8,338,414	21
rt05	OPERATING INCOME	12,466,068	25	8,287,410	21
rt06	INTEGRAL FINANCING COST	(846,231)	(2)	542,806	1
rt07	INCOME AFTER INTEGRAL FINANCING COST	13,312,299	26	7,744,604	19
rt08	OTHER EXPENSE AND INCOME (NET)	(69,128)	0	26,031	0
rt44	SPECIAL ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING	13,381,427	26	7,718,573	19
rt10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	3,493,518	7	3,017,288	8
rt11	NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING	9,887,909	19	4,701,285	12
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	20,941	0	(31,399)	0
rt13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	9,908,850	20	4,669,886	12
rt14	INCOME FROM DISCONTINUED OPERATIONS	0	0	0	0
rt15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	9,908,850	20	4,669,886	12
rt16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	0	0	0	0
rt17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	0	0
rt18	NET CONSOLIDATED INCOME	9,908,850	20	4,669,886	12
rt19	NET INCOME OF MINORITY INTEREST	5,949,083	12	2,774,744	7
rt20	NET INCOME OF MAJORITY INTEREST	3,959,767	8	1,895,142	5

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL QUARTER: 1 YEAR: 2006

QUARTERLY STATEMENTS OF INCOME

AMERICA TELECOM, S.A. DE C.V.

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	50,724,309	100	40,138,299	100
rt21	DOMESTIC	24,305,576	48	20,483,836	51
rt22	FOREIGN	26,418,733	52	19,654,463	49
rt23	TRANSLATED INTO DOLLARS (***)	2,485,533	5	1,750,237	4
rt06	INTEGRAL FINANCING COST	(846,231)	100	542,806	100
rt24	INTEREST EXPENSE	2,354,353	(278)	1,901,179	350
rt42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	339,491	63
rt26	INTEREST INCOME	713,331	(84)	814,056	150
rt46	OTHER FINANCIAL PRODUCTS	723,437	(85)	0	0
rt25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	(866,194)	102	127,372	23
rt28	RESULT FROM MONETARY POSITION	(897,622)	106	(1,011,180)	(186)
rt10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	3,493,518	100	3,017,288	100
rt32	INCOME TAX	3,300,454	94	2,477,241	82
rt33	DEFERRED INCOME TAX	117,338	3	458,060	15
rt34	EMPLOYEES' PROFIT SHARING EXPENSES	75,726	2	81,987	3
rt35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 1 YEAR: 2006

QUARTERLY STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	5,947,306	4,825,649

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL

QUARTER: 1 YEAR: 2006

AMERICA TELECOM, S.A. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FROM JANUARY THE 1st TO MARCH 31 OF 2006 AND 2005

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
c01	CONSOLIDATED NET INCOME	9,908,850	4,669,886
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	6,955,300	2,953,804
c03	RESOURCES FROM NET INCOME FOR THE YEAR	16,864,150	7,623,690
c04	RESOURCES PROVIDED OR USED IN OPERATION	(3,437,671)	(11,893)
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	13,426,479	7,611,797
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	4,612,345	(3,405,803)
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(486,957)	(330,789)
c08	RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES	4,125,388	(3,736,592)
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(7,195,387)	(7,758,945)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	10,356,480	(3,883,740)
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	13,474,145	19,948,104
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	23,830,625	16,064,364

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL

AMERICA TELECOM, S.A. DE C.V.

QUARTER: 1 YEAR: 2006

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	6,955,300	2,953,804
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	5,947,306	4,829,382
c41	+ (-) OTHER ITEMS	1,007,994	(1,875,578)
c04	RESOURCES PROVIDED OR USED IN OPERATION	(3,437,671)	(11,893)
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	1,162,326	1,648,220
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	2,873,534	2,871,313
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	(5,711,281)	2,443,268
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	0	0
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(1,762,250)	(6,974,694)
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	4,612,345	(3,405,803)
c23	+ BANK FINANCING	432,846	1,698,926
c24	+ STOCK MARKET FINANCING	4,179,499	(5,104,729)
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	0
c27	(-) BANK FINANCING AMORTIZATION	0	0
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	0
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(486,957)	(330,789)
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	(535)	(1,054)
c31	(-) DIVIDENDS PAID	(370,980)	(221,029)
c32	+ PREMIUM ON ISSUANCE OF SHARES	0	0
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	(115,442)	(108,706)
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(7,195,387)	(7,758,945)
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	(62,326)	(2,299,243)
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(7,133,061)	(6,289,417)
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	0	829,715

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL QUARTER: 1 YEAR: 2006

AMERICA TELECOM, S.A. DE C.V.

DATA PER SHARE

CONSOLIDATED INFORMATION

Final Printing

REF D	CONCEPTS	CURRENT YEAR			PREVIOUS YEAR		
		AMOUNT			AMOUNT		
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$	1.14		$	3.39	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$	0.00		$	0.00	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00		$	0.00	
d04	CONTINUING OPERATING PROFIT PER COMMON SHARE (**)	$	1.14		$	3.39	
d05	EFFECT OF DISCONTINUED OPERATIONS ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
d06	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
d07	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
d08	CARRYNG VALUE PER SHARE	$	8.79		$	5.48	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$	0.00		$	0.00	
d10	DIVIDEND IN SHARES PER SHARE		0.00	acciones		0.00	acciones
d11	MARKET PRICE TO CARRYING VALUE		6.92	veces		6.69	veces
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		53.41	veces		15.24	veces
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	veces		0.00	veces

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL QUARTER: 1 YEAR: 2006

AMERICA TELECOM, S.A. DE C.V.

RATIOS

CONSOLIDATED

Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET INCOME TO NET SALES	null	%	11.63	%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	null	%	31.19	%
p03	NET INCOME TO TOTAL ASSETS (**)	null	%	8.35	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	null	%	0.00	%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	null	%	21.65	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	null	veces	0.74	veces
p07	NET SALES TO FIXED ASSETS (**)	null	veces	1.67	veces
p08	INVENTORIES TURNOVER (**)	null	veces	0.00	veces
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	null	dias	26.68	dias
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	null	%	10.15	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	null	%	65.95	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	null	veces	1.93	veces
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	null	%	44.49	%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	null	%	73.98	%
p15	OPERATING INCOME TO INTEREST PAID	null	veces	4.35	veces
p16	NET SALES TO TOTAL LIABILITIES (**)	null	veces	1.13	veces
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	null	veces	0.96	veces
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	null	veces	0.78	veces
p19	CURRENT ASSETS TO TOTAL LIABILITIES	null	veces	0.37	veces
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	null	%	31.17	%
	STATEMENTS OF CHANGES				
p21	RESOURCES FROM NET INCOME TO NET SALES	null	%	18.99	%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	null	%	(0.02)	%
p23	RESOURCES GENERATED (USED) IN OPERATING TO INTEREST PAID	null	veces	4.00	veces
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	null	%	91.14	%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	null	%	8.85	%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	null	%	81.06	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

NO APPLY

América Telecom, S.A. de C.V. and subsidiaries (hereinafter the Company or América Telecom) provides wireless communications services in Latin America through its subsidiary America Movil.

In addition, America Telecom through America Movil has investments in subsidiary companies that operate in the telecommunications sector in Mexico, Guatemala, El Salvador, Nicaragua, Honduras, Ecuador, Brazil, Argentina, Colombia, Uruguay, Chile, Peru and Paraguay, as well as the United States of America.

The principal assets of América Telecom at December 31, 2005 and 2004 consist of the equity investment in América Móvil, S.A. de C.V. and subsidiaries (América Móvil), as well as in another company in the telecommunications sector.

The Company has no employees of its own; all administrative services are provided by an affiliate.

America Telecom through its subsidiaries has authorization, licenses, permits and concessions (hereinafter collectively referred to as licenses) to build, install, operate and use both public and private telecommunications networks and provide telecommunication services (mostly mobile and fixed-line telephony) in the countries in which the Company has presence (except for in the U.S.). These licenses will expire on various dates between the years 2008 and 2028. Such licenses require the payment to the respective governments of a share in sales determined as a percentage of revenues from services under concession either at a fixed rate or in some cases based on the number of channels in operation (except for Guatemala and El Salvador).

Stockholders Equity

a) The Companys fixed minimum capital at December 31, 2005 and 2004 is Ps. 4,590,706 (Ps. 886,842 nominal amount) and Ps. 4,601,671 (Ps. 897,681 nominal amount), respectively, represented by 3,458,378 (thousand) and 3,500,646 (thousand) Series A-1 common, registered shares with no par value. In addition, the Companys bylaws provide for the issuance of Series A-2 variable capital shares. At December 31, 2005, no variable capital shares have been issued.

b) In 2001, the Company initiated a program to purchase its own shares. The cost of the shares purchased over the portion of capital stock represented by the shares acquired, represents a charge to retained earnings. In 2005 and 2004, the stockholders agreed to increase the legal reserve by Ps. 3,064,800 and Ps. 4,287,508, respectively (Ps. 3,000,000 and Ps. 4,000,000 nominal values, respectively). At December 31, 2005 and 2004, the legal reserve was Ps. 4,902,214 and Ps. 3,390,182, respectively.

c) During 2005 and 2004, the Company repurchased 42,268 (thousand) and 138,693 (thousand) shares, respectively. At December 31, 2005, there were 476,698 (thousand) treasury shares for re-placement.

d) At December 31, 2005, the caption Other accumulated comprehensive income items includes the deficit from restatement of stockholders equity net of deferred taxes and the effect of translation of foreign entities in the amount of Ps. (1,442,203) Ps. 1,507,449 in 2004.

e) In conformity with the Mexican Corporations Act, at least 5% of the net income of each year must be appropriated to increase the legal reserve until it reaches 20% of the capital stock issued and outstanding.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL

QUARTER: 1 YEAR: 2006

AMERICA TELECOM, S.A. DE C.V.

ANALYSIS OF INVESTMENTS IN SHARES

SUBSIDIARIES

CONSOLIDATED

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP
AMERICA MOVIL, S.A. DE C.V.	COMMUNICATIONS	4,630,000,300	40.36
CORPORATIVO EMPRESARIAL EN COMUNICACIONES, S.A. DE	SOCIETES ADMIONISTRATION	557,749,999	100.00

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL

QUARTER: 1 YEAR: 2006

AMERICA TELECOM, S.A. DE C.V.

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

ASSOCIATES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP	TOTAL AMOUNT (Thousands of Mexican Pesos)	
				ACQUISITION COST	BOOK VALUE
CONST Y SERV INT	SERVICES	100	100.00	6	9
TOTAL INVESTMENT IN ASSOCIATES				6	9
OTHER PERMANENT INVESTMENTS					557,130
TOTAL				6	557,139

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL

QUARTER: 1 YEAR: 2006

AMERICA TELECOM, S.A. DE C.V.

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	Amortization Date	Interest Rate	Amortization of Credits Denominated In Pesos (Thousands of $) Time Interval						Amortization of Credits in Foreign Currency (Thousands of $) Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
BANKS														
FOREIGN TRADE														
ARRENDAMIENTO ASBC	30/12/2008	8.18	500,000	0	1,767,000	0	0	0						
ARRENDAMIENTO BANAMEX	30/12/2008	8.48	237,500	0	1,767,000	0	0	0						
PRESTAMO BANAMEX	15/12/2006	8.51	5,000,000	0	0	0	0	0						
SANTANDER	21/06/2006	8.48	1,847,649	0	0	0	0	0						
BBVA BANCOMER	10/04/2006	7.82	1,724,311	0	0	0	0	0						
INBURSA	11/04/2006	7.27	1,200,000	0	0	0	0	0						
ABN-BANK HOLANDA	31/12/2006	5.10							328,500	0	0	0	0	0
ABN-BANK FININVERA	01/01/2010	2.71							0	56,866	0	0	0	170,598
BBVA BANCO FRANCES	01/01/2006	7.25							206,975	0	0	0	0	0
BANK BOSTON	01/04/2006	10.75							273,447	0	0	0	0	0
BANCO RIO	01/04/2006	11.00							319,789	0	0	0	0	0
BANCO DE GUAYAQUIL, S.A.	03/12/2008	7.00							0	59,991	116,380	0	0	0
BANCO DE PICHINCHA C A	05/12/2008	7.58							0	48,178	92,337	0	0	0
BANCO PRODUBANCO S.A.	03/12/2008	7.58							0	20,169	38,661	0	0	0
BANCO BOLIVARIANO	03/12/2008	7.58							0	22,385	42,909	0	0	0
NOTAS JP MORGAN	21/12/2006	4.42							2,737,750	0	0	0	0	0
LEASES (AVAYA)	01/07/2006	8.00							2,999	0	0	0	0	0
CITIBANK	28/12/2008	4.80							0	284,606	172,320	0	0	0
OTROS	07/04/2006	5.40							187,456	0	0	0	0	0
BONOS ORDINARIOS (COMCEL)	24/02/2016	7.59							0	0	0	0	1,338,999	2,964,924
JP MORGAN CHASE BANK	01/10/2006	7.18							1,138,254	0	0	0	0	0
JP MORGAN CHASE BANK	28/10/2010	7.56							0	0	0	0	0	1,095,100
JP MORGAN CHASE BANK	12/05/2010	7.60							0	0	0	0	0	1,095,100
WACHOVIA SECURITIES, INC	01/09/2007	7.60							0	0	0	0	1,095,100	0
SANTANDER HISPANO BENELUX	05/05/2009	7.80							0	0	0	0	547,550	0
SANTANDER HISPANO BENELUX	15/06/2009	7.60							0	0	0	0	547,550	0
SANTANDER HISPANO BENELUX	10/05/2010	7.80							0	0	0	0	0	1,095,100
SANTANDER HISPANO BENELUX	12/10/2010	7.75							0	0	0	0	0	1,095,100
SANTANDER HISPANO BENELUX	15/04/2010	7.80							0	0	0	0	0	1,095,100
DRESNER BANK. AG	01/11/2010	7.75							0	0	0	0	0	1,095,100
BARCLAYS BANK	18/01/2011	7.50							0	0	0	0	0	1,095,100
SECURED														

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 1 YEAR: 2006

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED
Final Printing

Credit Type / Institution	Amortization Date	Interest Rate	Amortization of Credits Denominated In Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
			Time Interval						Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
COMMERCIAL BANKS														
OTHER														
TOTAL BANKS			10,509,460	0	3,534,000	0	0	0	5,195,170	492,195	462,607	0	3,529,199	10,801,222

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL

QUARTER: 1 YEAR: 2006

AMERICA TELECOM, S.A. DE C.V.

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	Amortization Date	Interest Rate	Amortization of Credits Denominated In Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
			Time Interval						Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
STOCK MARKET														
LISTED STOCK EXCHANGE														
UNSECURED														
CERTIFICADOS BURSATILES AMX	18/10/2006	10.49	3,250,000	901,352	4,000,000	1,400,000	750,000	0						
EMISION DE PAPEL COMERCIAL	12/04/2006	7.89	2,375,000	0	0	0	0	0						
EMISION DE PAPEL COMERCIAL	03/04/2006	7.60	3,752,777	0	0	0	0	0						
EMISION DE BONOS (JP MORGAN)	05/03/2035	0.00							0	0	3,285,301	5,453,628	0	30,132,967
SECURED														
PRIVATE PLACEMENTS														
UNSECURED														
SECURED														
TOTAL STOCK MARKET			9,377,777	901,352	4,000,000	1,400,000	750,000	0	0	0	3,285,301	5,453,628	0	30,132,967

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL

QUARTER: 1 YEAR: 2006

AMERICA TELECOM, S.A. DE C.V.

CREDITS BREAK DOWN

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

Credit Type / Institution			Amortization of Credits Denominated In Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
			Time Interval						Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
SUPPLIERS														
CUENTAS POR PAGAR A *TERCEROS*		0.00	50,182,727	0	0	0	0	0						
TOTAL SUPPLIERS			50,182,727	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND *OTHER CREDITS*														
OTROS PASIVOS		0.00	0	1,680,764	0	0	0	0						
TOTAL			70,069,964	2,582,116	7,534,000	1,400,000	750,000	0	5,195,170	492,195	3,747,908	5,453,628	3,529,199	40,934,189

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 1 YEAR: 2006

MONETARY FOREIGN CURRENCY POSITION

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

FOREIGN CURRENCY POSITION	DOLLARS (1)		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	
MONETARY ASSETS	2,763,766	30,265,988	55,625	479,754	30,745,742
LIABILITIES POSITION	5,855,913	64,128,106	0	0	64,128,106
SHORT-TERM LIABILITIES POSITION	1,061,292	11,622,208	0	0	11,622,208
LONG-TERM LIABILITIES POSITION	4,794,621	52,505,898	0	0	52,505,898
NET BALANCE	(3,092,147)	(33,862,118)	55,625	479,754	(33,382,364)

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 1 YEAR: 2006

RESULT FROM MONETARY POSITION

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITY MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)
JANUARY	223,063,922	346,774,051	(123,710,129)	0.58	(717,519)
FEBRUARY	173,207,073	300,097,885	(126,890,812)	0.15	(190,336)
MARCH	180,711,060	305,511,654	(124,800,594)	0.20	(249,601)
RESTATEMENT				0.00	259,834
CAPITALIZATION				0.00	0
FOREIGN CORP.				0.00	0
OTHER				0.00	0
TOTAL					(897,622)

NOTES

DEBT INSTRUMENTS

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

NO APPLY

ACTUAL SITUATION OF FINANCIAL LIMITED

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL

QUARTER: 1 YEAR: 2006

AMERICA TELECOM, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
NO APPLY		0	0.00

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL

QUARTER: 1 YEAR: 2006

AMERICA TELECOM, S.A. DE C.V.

MAIN RAW MATERIALS

CONSOLIDATED

Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
NO APPLY					0

NOTES

STOCK EXCHANGE CODE: AMTEL

AMERICA TELECOM, S.A. DE C.V.

QUARTER: 1 YEAR: 2006

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

SALES

Final Printing

MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES					
EQUIPMENT SALE	0	3,753,371	0.0		
MONTHLY RENT	0	2,656,768	0.0		
TIME AIR	0	8,029,358	0.0		
LONG DISTANCE	0	2,581,089	0.0		
OTHERS	0	7,284,990	0.0		
FOREIGN SALES					
EQUIPMENT SALE	0	3,657,346	0.0		
MONTHLY RENT	0	5,994,657	0.0		
TIME AIR	0	8,144,121	0.0		
LONG DISTANCE	0	1,097,468	0.0		
OTHERS	0	7,525,141	0.0		
TOTAL		50,724,309			

STOCK EXCHANGE CODE: AMTEL
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 1 YEAR: 2006

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

FOREIGN SALES

Final Printing

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT					
EQUIPMENT SALE	0	3,657,346			
MONTHLY RENT	0	5,994,657			
TIME AIR	0	8,144,121			
LONG AIR	0	1,097,468			
OTHERS	0	7,525,141			
	0	0			
FOREIGN SUBSIDIARIES					

TOTAL	26,418,733	

NOTES

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
A-1	0.0000	4	3,456,291,100	0	0	3,456,291,100	886,307	0
TOTAL			3,456,291,100	0	0	3,456,291,100	886,307	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION: 3,456,291,100

NOTES

PROJECT, AMOUNT EXERCISED AND PROGRESS PERCENTAGE

NO APPLY

Significant accounting policies

The most important accounting policies and practices followed in the preparation of these financial statements are described below:

a) Consolidation

The consolidated financial statements include the accounts of América Telecom and those of the subsidiaries referred to in Note 1. All of the companies operate in the telecommunications sector or provide services to companies operating in such sector. Minority interest relates to America Movil and foreign subsidiaries.

All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

b) Revenue recognition

The Company recognizes revenues from the following activities: sale of airtime (including interconnection under the calling party pays program), monthly rent, long distance charges, other services (including roaming, value added services and other service charges), as well as the proceeds from the sale of cellular phones and accessories.

Revenues are recognized at the time services are provided. Mobile telecommunications services are provided either under prepaid (calling cards) or under contract (post-paid) plans. In both cases, airtime revenues are recognized as a customer uses the airtime or when the card expires in the case of prepayments or for unused airtime.

Monthly basic rent under post-paid plans is billed in arrears based on the rates approved by the regulatory authorities in each country and corresponds to services rendered, except in Mexico and Colombia, where basic monthly rent is billed one month in advance. Revenues from basic monthly rent in Mexico and Colombia are deferred and are recognized at the time services are provided.

Revenues from interconnections services, which consist of calls of other carriers that enter the Companys cellular network (incoming interconnections services), are recognized at the time the service is provided. Such services are billed based on rates previously agreed with the other carriers. Such rates are regulated by the respective authorities.

Long distance charges refer to airtime used in receiving from or making calls to regions or coverage areas outside of the area where the customer service is activated. The related revenues are recognized at the time the service is provided.

Roaming charges represent airtime charged to customers for making or receiving calls outside their coverage areas or abroad. The related revenues are recognized at the time the service is provided based on the rates agreed upon with other domestic and international carriers.

Value added services and other services include voice services and data transmission services (such as two-way written messages, call information, emergency services, among others). Revenues from such services are recognized at the time they are provided.

Sales of handsets and accessories, which for the most part are made to authorized distributors, are recorded as revenue when the products are delivered and accepted by the distributor and they do not have return rights and probability of collection is reasonable assured.

The Company usually does not charge activation fees to its customers; however, in certain regions and depending upon market and competition strategies, certain activation fees are charged. The Company recognizes revenues from these fees when billed. These revenues are not deferred because they are not significant to the Companys financial statements.

Telgua, ENITEL and CTEs revenues from telephone line installation fees are deferred and recognized over the estimated useful life of subscribers.

c) Cost of cellular telephone equipment

The cost related to cellular telephone equipment is recognized in statement of income at the time the corresponding income is recognized. Shipping and handling costs for wireless handsets sold to distributors are classified as costs of sales.

d) Interconnection costs

Interconnection costs represent the costs of outgoing calls from the Companys cellular network to other carriers network, the costs of link-ups between fixed and cellular networks, long distance charges and rent paid for use of infrastructure (links and ports), all of which are recognized as costs at the time the service is received.

e) Commissions paid to distributors

Commissions paid with respect to the activation of postpaid customers are recognized as expenses at the time the new customer is activated and may begin using the Companys network. Commissions paid with respect to the activation of prepaid customers are recognized as deductions from the revenues received from the customer.

Loyalty and sales volumes commissions are accrued on a monthly basis on the basis of statistical information regarding customer retention, sales volume and the number of acquired customers by each distributor. Loyalty commissions are paid for each customer acquired by a distributor who remains as a customer of the Company for a specified period of time.

f) Recognition of the effects of inflation

The Company recognizes the effects of inflation on financial information as required by Mexican accounting Bulletin B-10, Accounting Recognition of the Effects of Inflation on Financial Information, issued by the Mexican Institute of Public Accountants (the MIPA). Consequently, the amounts shown in the accompanying financial statements and in these notes are expressed in thousands of constant Mexican pesos as of December 31, 2005. Accordingly, the financial statements have been restated as follows:

Plant, property and equipment and construction in progress were restated as described in Note 7. Depreciation is computed on the restated value of telephone plant and equipment using the straight-line method based on the estimated useful lives of the related assets, starting the month after the assets are put into use.

Annual depreciation rates are as follows:

Telephone plant 10% to 33%
System performance monitoring equipment included in telephone plant 33%
Buildings 3%
Other assets 10% to 25%

Inventories are valued at average cost and are presented at their estimated replacement cost, which is not in excess of market value. Cost of sales represents estimated replacement cost at the time inventories were sold, restated in constant pesos at year-end.

Capital stock, retained earnings, capital reserves and other non-monetary assets have been restated based on the Mexican National Consumer Price Index (NCPI).

Other accumulated comprehensive loss items include the following: a) deficit from restatement of stockholders equity, which consists of the accumulated monetary position gain determined at the time the provisions of Bulletin B-10 were first applied, which at December 31, 2005 and 2004 aggregates P.(17,903) and P.(17,903) respectively; b) the result from holding non-monetary assets, which represents the net difference between restatement by the specific indexation method (see Note 7) and restatement based on the NCPI, which at December 31, 2005 and 2004 aggregates P.(5,534,555) and P.(3,516,244), respectively; c) the effect of translation of foreign entities, which at December 31, 2005 and 2004 aggregates P.(624,122) and P.(478,453), respectively; d) the effect of the valuation of hedging instruments, which at December 31, 2005 aggregates P.(49,224); and e) the effect of the valuation of unrealized losses on available for sale instruments, which at December 31, 2005 aggregates P.(343,821).

The net monetary gain represents the effect of inflation on monetary assets and liabilities. The related amounts are included in the statements of income under the caption Comprehensive financing (cost) income.

Statement of changes in Financial Position

Mexican accounting Bulletin B-12, Statement of Changes in Financial Position, issued by the MIPA specifies the appropriate presentation of the statement of changes in financial position based on financial statements restated in constant Mexican pesos. Bulletin B-12 identifies the sources and applications of resources representing differences between beginning and ending financial statement balances in constant Mexican pesos. In accordance with this Bulletin, monetary and foreign exchange gains and losses are not treated as non-cash items in the determination of resources provided by operations.

g) Basis of translation of financial statements of foreign subsidiaries

The financial statements of foreign subsidiaries and affiliates which in the aggregate account for approximately 51% and 48% of the Companys total operating revenues in 2005 and 2004, respectively, and approximately 78% and 65% of the Companys total assets in each of 2005 and 2004, are translated into Mexican pesos in conformity with Mexican accounting Bulletin B-15, Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations, issued by MIPA, as follows:

The financial statements as reported by foreign subsidiaries are adjusted from local generally accepted accounting principles in each country to conform to Mexican GAAP, which includes, among other adjustments, the recognition of the effects of inflation

as required by Mexican accounting Bulletin B-10 (as described above), using restatement factors of each country.

The financial information already restated to include inflationary effects, is translated to Mexican pesos as follows: 1) all balance sheet amounts, except for stockholders equity accounts, were translated at the prevailing exchange rate at year-end; 2) stockholders equity accounts were translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated, 3) statement of income accounts were translated at the exchange rate at the end of the reporting period.

Exchange rate differences and the monetary effect derived from intercompany monetary items were not eliminated in the consolidated statements of income.

The difference resulting from the translation process is called Effect of translation of foreign entities and it is included in stockholders equity under the caption other accumulated comprehensive loss items. At December 31, 2005 and 2004, translation (loss) income aggregated P.(322,155) and P. 8,964,823, respectively.

Financial statements at December 31, 2004, of the foreign subsidiaries, were restated to constant Mexican pesos with purchasing power at December 31, 2005 based on the annual rate of inflation in Mexico. The effects of inflation and variances in exchange rates were not material.

h) Cash and cash equivalents

Cash and cash equivalents consist basically of bank deposits and highly liquid investments with original maturities of less than 90 days. Such investments are stated at acquisition cost plus accrued interest, which is similar to market value.

i) Investments in marketable securities

At December 31, 2005 and 2004, marketable securities held for trading purposes consisted of equity securities and foreign government bonds. Available for sale securities in 2005 and 2004 consisted of equity securities (In previous years there were no investments classified as available for sale). All investments in marketable securities are presented at market value.

In April 2004, the MIPA issued amendments to Bulletin C-2, Financial Instruments, which went into effect on January, 1, 2005. Such amendments establish that, unlike the previous Bulletin C-2, changes in the fair value of instruments classified as available for sale be recognized in stockholders equity until such instruments are sold, whereas changes in the fair value of instruments classified as trading be recognized in the statements of income.

The Company adopted the provisions of this new accounting pronouncement in January 1, 2005, which gave rise to a reclassification in stockholders equity from retained earnings to other accumulated comprehensive loss items in the amount of P.1,585. Had the Company adopted the provisions of this new bulletin in 2004, net income of such year would have decreased by the same amount.

The adoption of this new accounting pronouncement also gave rise to:

Pursuant to this new pronouncement changes associated with the purchase, sale and maturity of financial instruments classified as available for sale are to be recognized in the statement of changes in financial position as variances derived from investing activities, while changes in the initial and ending balance of instruments held for trading are to be recognized in such statement as variances derived from operating activities. Consequently, changes in these instruments as reported in 2004 have been reclassified to meet the requirements of these new policies.

The Company also follows the policy of determining at the balance sheet date whether there is objective evidence of impairment in the value of a financial asset or of a group of financial assets. At December 31, 2005, the Company has recorded no such impairment loss.

For the year ended December 31, 2005, there were no transfers between financial asset categories.

(1) EN ESTE ANEXO SE INCLUYE LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL

QUARTER: 2 YEAR: 2006

AMERICA TELECOM, S.A. DE C.V.

BALANCE SHEETS

AT JUNE 30 OF 2006 AND 2005

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REFS	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s01	TOTAL ASSETS	282,951,083	100	220,699,027	100
s02	CURRENT ASSETS	92,651,771	33	61,282,968	28
s03	CASH AND SHORT-TERM INVESTMENTS	42,128,246	15	23,520,569	11
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	17,349,495	6	15,019,282	7
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	13,586,834	5	8,169,700	4
s06	INVENTORIES	14,404,109	5	10,782,779	5
s07	OTHER CURRENT ASSETS	5,183,087	2	3,790,638	2
s08	LONG-TERM	592,571	0	777,493	0
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	483,868	0	676,394	0
s11	OTHER INVESTMENTS	108,703	0	101,099	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	123,044,049	43	96,669,876	44
s13	LAND AND BUILDINGS	0	0	0	0
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	184,405,411	65	132,294,273	60
s15	OTHER EQUIPMENT	0	0	0	0
s16	ACCUMULATED DEPRECIATION	78,194,957	28	53,448,750	24
s17	CONSTRUCTION IN PROGRESS	16,833,595	6	17,824,353	8
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	66,662,692	24	61,968,690	28
s19	OTHER ASSETS	0	0	0	0
s20	TOTAL LIABILITIES	184,716,590	100	150,624,804	100
s21	CURRENT LIABILITIES	91,453,703	50	70,402,154	47
s22	SUPPLIERS	58,886,914	32	46,459,106	31
s23	BANK LOANS	4,529,327	2	13,688,437	9
s24	STOCK MARKET LOANS	16,719,779	9	1,645,430	1
s25	TAXES PAYABLE	9,304,363	5	6,212,942	4
s26	OTHER CURRENT LIABILITIES	2,013,320	1	2,396,239	2
s27	LONG-TERM LIABILITIES	79,589,723	43	65,389,943	43
s28	BANK LOANS	37,606,594	20	20,100,306	13
s29	STOCK MARKET LOANS	41,983,129	23	45,289,637	30
s30	OTHER LOANS	0	0	0	0
s31	DEFERRED LIABILITIES	9,999,894	5	7,569,275	5
s32	OTHER NON CURRENT LIABILITIES	3,673,270	2	7,263,432	5
s33	CONSOLIDATED STOCKHOLDERS' EQUITY	98,234,493	100	70,074,223	100
s34	MINORITY INTEREST	63,988,395	65	50,393,398	72
s35	MAJORITY INTEREST	34,246,098	35	19,680,825	28
s36	CONTRIBUTED CAPITAL	5,058,245	5	5,066,882	7
s79	CAPITAL STOCK	4,618,595	5	4,627,232	7
s39	PREMIUM ON ISSUANCE OF SHARES	439,650	0	439,650	1
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	29,187,853	30	14,613,943	21
s42	RETAINED EARNINGS AND CAPITAL RESERVES	30,088,062	31	15,884,522	23
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(900,209)	(1)	(1,270,579)	(2)
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 2 YEAR: 2006

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	42,128,246	100	23,520,569	100
s46	CASH	4,435,973	11	2,695,157	11
s47	SHORT-TERM INVESTMENTS	37,692,273	89	20,825,412	89
s07	OTHER CURRENT ASSETS	5,183,087	100	3,790,638	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	539,645	10	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	4,643,442	90	3,790,638	100
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	66,662,692	100	61,968,690	100
s48	DEFERRED EXPENSES (NET)	0	0	0	0
s49	GOODWILL	17,534,889	26	15,802,073	26
s51	OTHER	49,127,803	74	46,166,617	74
s19	OTHER ASSETS	0	0	0	0
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	0	0	0	0
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	0	0	0	0
s21	CURRENT LIABILITIES	91,453,703	100	70,402,154	100
s52	FOREIGN CURRENCY LIABILITIES	68,578,045	75	53,703,555	76
s53	MEXICAN PESOS LIABILITIES	22,875,658	25	16,698,599	24
s26	OTHER CURRENT LIABILITIES	2,013,320	100	2,396,239	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	320,192	16	837,043	35
s89	INTEREST LIABILITIES	1,693,128	84	1,446,010	60
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	0	0	113,186	5
s27	LONG-TERM LIABILITIES	79,589,723	100	65,389,943	100
s59	FOREIGN CURRENCY LIABILITIES	70,905,723	89	50,678,414	78
s60	MEXICAN PESOS LIABILITIES	8,684,000	11	14,711,529	22
s31	DEFERRED LIABILITIES	9,999,894	100	7,569,275	100
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	9,999,894	100	7,569,275	100
s32	OTHER NON CURRENT LIABILITIES	3,673,270	100	7,263,432	100
s66	DEFERRED TAXES	3,536,703	96	7,173,184	99
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	136,567	4	90,248	1
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	0	0	0	0
s79	CAPITAL STOCK	4,618,595	100	4,627,232	100
s37	CAPITAL STOCK (NOMINAL)	884,892	19	893,476	19
s38	RESTATEMENT OF CAPITAL STOCK	3,733,703	81	3,733,756	81

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 2 YEAR: 2006

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REFS	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	RETAINED EARNINGS AND CAPITAL RESERVES	30,088,062	100	15,884,522	100
s93	LEGAL RESERVE	347,465	1	347,465	2
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	0	0
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	21,577,873	72	10,683,102	67
s45	NET INCOME FOR THE YEAR	8,162,724	27	4,853,955	31
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(900,209)	100	(1,270,579)	100
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	(900,209)	100	(1,270,579)	100
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	0	0	0	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	0	0
s99	LABOR OBLIGATION ADJUSTMENT	0	0	0	0
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 2 YEAR: 2006

BALANCE SHEETS

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REFS	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
s57	OTHER CURRENT LIABILITIES WITH COST	0	0
s63	OTHER LOANS WITH COST	0	0
s72	WORKING CAPITAL	1,198,068	(9,119,186)
s73	PENSIONS AND SENIORITY PREMIUMS	0	0
s74	EXECUTIVES (*)	526	507
s75	EMPLOYEES (*)	31,644	25,704
s76	WORKERS (*)	3,908	4,437
s77	OUTSTANDING SHARES (*)	3,450,772,100	3,484,249,459
s78	REPURCHASED SHARES (*)	484,303,976	450,826,617
s101	RESTRICTED CASH	0	0
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 2 YEAR: 2006

STATEMENTS OF INCOME

FROM JANUARY THE 1st TO JUNE 30 OF 2006 AND 2005

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	106,620,576	100	84,084,909	100
r02	COST OF SALES	60,442,537	57	51,263,812	61
r03	GROSS PROFIT	46,178,039	43	32,821,097	39
r04	OPERATING EXPENSES	19,851,424	19	17,513,531	21
r05	OPERATING INCOME	26,326,615	25	15,307,566	18
r06	INTEGRAL FINANCING COST	115,070	0	(2,354,273)	(3)
r07	INCOME AFTER INTEGRAL FINANCING COST	26,211,545	25	17,661,839	21
r08	OTHER EXPENSE AND INCOME (NET)	(1,061,139)	(1)	(282,190)	0
r44	SPECIAL ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING	27,272,684	26	17,944,029	21
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	6,742,138	6	5,370,581	6
r11	NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING	20,530,546	19	12,573,448	15
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	32,650	0	(53,258)	0
r13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	20,563,196	19	12,520,190	15
r14	INCOME FROM DISCONTINUED OPERATIONS	0	0	0	0
r15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	20,563,196	19	12,520,190	15
r16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	0	0	0	0
r17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	0	0
r18	NET CONSOLIDATED INCOME	20,563,196	19	12,520,190	15
r19	NET INCOME OF MINORITY INTEREST	12,400,472	12	7,666,235	9
r20	NET INCOME OF MAJORITY INTEREST	8,162,724	8	4,853,955	6

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL QUARTER: 2 YEAR: 2006

AMERICA TELECOM, S.A. DE C.V.

STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	106,620,576	100	84,084,909	100
r21	DOMESTIC	50,165,236	47	42,136,598	50
r22	FOREIGN	56,455,340	53	41,948,311	50
r23	TRANSLATED INTO DOLLARS (***)	5,169,288	5	3,868,771	5
r06	INTEGRAL FINANCING COST	115,070	100	(2,354,273)	100
r24	INTEREST EXPENSE	4,774,035	4149	3,647,131	(155)
r42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	1,477,739	1284	1,331,319	(57)
r26	INTEREST INCOME	2,281,101	1982	1,580,700	(67)
r46	OTHER FINANCIAL PRODUCTS	2,376,830	2066	415,842	(18)
r25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	(373,174)	(324)	(3,738,163)	159
r28	RESULT FROM MONETARY POSITION	(1,105,599)	(961)	(1,598,018)	68
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	6,742,138	100	5,370,581	100
r32	INCOME TAX	6,320,937	94	4,468,606	83
r33	DEFERRED INCOME TAX	269,820	4	738,665	14
r34	EMPLOYEES' PROFIT SHARING EXPENSES	151,381	2	163,310	3
r35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 2 YEAR: 2006

STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
r36	TOTAL SALES	106,620,577	84,084,910
r37	TAX RESULT FOR THE YEAR	0	0
r38	NET SALES (**)	206,109,660	161,395,750
r39	OPERATING INCOME (**)	44,961,769	27,380,870
r40	NET INCOME OF MAJORITY INTEREST (**)	15,186,933	7,435,585
r41	NET CONSOLIDATED INCOME (**)	38,929,196	20,982,246
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	12,527,676	10,048,443

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL

AMERICA TELECOM, S.A. DE C.V.

QUARTER: 2 YEAR: 2006

QUARTERLY STATEMENTS OF INCOME

FROM APRIL THE 1st TO JUNE 30 OF 2006 AND 2005

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	55,937,861	100	43,979,524	100
rt02	COST OF SALES	32,042,861	57	27,770,617	63
rt03	GROSS PROFIT	23,895,000	43	16,208,907	37
rt04	OPERATING EXPENSES	10,024,132	18	9,235,892	21
rt05	OPERATING INCOME	13,870,868	25	6,973,015	16
rt06	INTEGRAL FINANCING COST	962,759	2	(2,900,169)	(7)
rt07	INCOME AFTER INTEGRAL FINANCING COST	12,908,109	23	9,873,184	22
rt08	OTHER EXPENSE AND INCOME (NET)	(992,066)	(2)	(308,367)	(1)
rt44	SPECIAL ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING	13,900,175	25	10,181,551	23
rt10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	3,251,112	6	2,336,130	5
rt11	NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING	10,649,063	19	7,845,421	18
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	11,726	0	(21,678)	0
rt13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	10,660,789	19	7,823,743	18
rt14	INCOME FROM DISCONTINUED OPERATIONS	0	0	0	0
rt15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	10,660,789	19	7,823,743	18
rt16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	0	0	0	0
rt17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	0	0
rt18	NET CONSOLIDATED INCOME	10,660,789	19	7,823,743	18
rt19	NET INCOME OF MINORITY INTEREST	6,449,516	12	4,875,710	11
rt20	NET INCOME OF MAJORITY INTEREST	4,211,273	8	2,948,033	7

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL QUARTER: 2 YEAR: 2006

QUARTERLY STATEMENTS OF INCOME

AMERICA TELECOM, S.A. DE C.V.

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	55,937,861	100	43,979,524	100
rt21	DOMESTIC	25,879,591	46	21,669,559	49
rt22	FOREIGN	30,058,270	54	22,309,965	51
rt23	TRANSLATED INTO DOLLARS (***)	2,685,793	5	2,119,969	5
rt06	INTEGRAL FINANCING COST	962,759	100	(2,900,169)	100
rt24	INTEREST EXPENSE	2,422,319	252	2,044,914	(71)
rt42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	705,743	73	680,120	(23)
rt26	INTEREST INCOME	1,566,579	163	762,013	(26)
rt46	OTHER FINANCIAL PRODUCTS	882,770	92	390,120	(13)
rt25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	492,705	51	(3,891,982)	134
rt28	RESULT FROM MONETARY POSITION	(208,659)	(22)	(581,088)	20
rt10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	3,251,112	100	2,336,130	100
rt32	INCOME TAX	3,022,800	93	1,977,206	85
rt33	DEFERRED INCOME TAX	152,595	5	277,999	12
rt34	EMPLOYEES' PROFIT SHARING EXPENSES	75,717	2	80,925	3
rt35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

STOCK EXCHANGE CODE: AMTEL

QUARTER: 2 YEAR: 2006

AMERICA TELECOM, S.A. DE C.V.

QUARTERLY STATEMENTS OF INCOME

OTHER CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	6,572,342	5,223,021

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL QUARTER: 2 YEAR: 2006

AMERICA TELECOM, S.A. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FROM JANUARY THE 1st TO JUNE 30 OF 2006 AND 2005

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
c01	CONSOLIDATED NET INCOME	20,563,196	12,520,190
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	13,702,052	12,274,188
c03	RESOURCES FROM NET INCOME FOR THE YEAR	34,265,248	24,794,378
c04	RESOURCES PROVIDED OR USED IN OPERATION	(2,632,678)	8,758,004
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	31,632,570	33,552,382
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	16,027,616	(2,786,352)
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(490,380)	(826,311)
c08	RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES	15,537,236	(3,612,663)
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(18,482,020)	(26,326,231)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	28,687,786	3,613,488
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	13,440,460	19,907,081
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	42,128,246	23,520,569

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL

AMERICA TELECOM, S.A. DE C.V.

QUARTER: 2 YEAR: 2006

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	13,702,052	12,274,188
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	12,527,677	10,048,443
c41	+ (-) OTHER ITEMS	1,174,375	2,225,745
c04	RESOURCES PROVIDED OR USED IN OPERATION	(2,632,678)	8,758,004
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	1,373,753	187,583
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(1,350,406)	915,433
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	(3,453,664)	1,172,422
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	0	0
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	797,639	6,482,566
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	16,027,616	(2,786,352)
c23	+ BANK FINANCING	8,005,316	5,866,096
c24	+ STOCK MARKET FINANCING	8,022,300	(8,652,448)
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	0
c27	(-) BANK FINANCING AMORTIZATION	0	0
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	0
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(490,380)	(826,311)
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	(535)	(1,965)
c31	(-) DIVIDENDS PAID	(374,403)	(604,404)
c32	+ PREMIUM ON ISSUANCE OF SHARES	0	0
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	(115,442)	(219,942)
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(18,482,020)	(26,326,231)
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	(7,205)	(152,293)
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(18,474,815)	(22,450,409)
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	0	(3,723,529)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 2 YEAR: 2006

DATA PER SHARE

CONSOLIDATED INFORMATION

Final Printing

REF D	CONCEPTS	CURRENT YEAR			PREVIOUS YEAR		
		AMOUNT			AMOUNT		
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$	4.38		$	2.05	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$	0.00		$	0.00	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00		$	0.00	
d04	CONTINUING OPERATING PROFIT PER COMMON SHARE (**)	$	4.38		$	2.05	
d05	EFFECT OF DISCONTINUED OPERATIONS ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
d06	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
d07	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
d08	CARRYNG VALUE PER SHARE	$	9.92		$	5.65	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$	0.00		$	0.00	
d10	DIVIDEND IN SHARES PER SHARE		0.00	acciones		0.00	acciones
d11	MARKET PRICE TO CARRYING VALUE		6.67	veces		6.23	veces
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		15.19	veces		16.63	veces
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	veces		0.00	veces

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL QUARTER: 2 YEAR: 2006

AMERICA TELECOM, S.A. DE C.V.

RATIOS

CONSOLIDATED

Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET INCOME TO NET SALES	null	%	14.88	%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	null	%	37.78	%
p03	NET INCOME TO TOTAL ASSETS (**)	null	%	9.50	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	null	%	0.00	%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	null	%	12.76	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	null	veces	0.73	veces
p07	NET SALES TO FIXED ASSETS (**)	null	veces	1.66	veces
p08	INVENTORIES TURNOVER (**)	null	veces	21.00	veces
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	null	dias	27.95	dias
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	null	%	6.80	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	null	%	68.24	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	null	veces	2.14	veces
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	null	%	69.29	%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	null	%	67.64	%
p15	OPERATING INCOME TO INTEREST PAID	null	veces	4.19	veces
p16	NET SALES TO TOTAL LIABILITIES (**)	null	veces	1.07	veces
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	null	veces	0.87	veces
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	null	veces	0.71	veces
p19	CURRENT ASSETS TO TOTAL LIABILITIES	null	veces	0.40	veces
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	null	%	33.40	%
	STATEMENTS OF CHANGES				
p21	RESOURCES FROM NET INCOME TO NET SALES	null	%	29.48	%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	null	%	10.41	%
p23	RESOURCES GENERATED (USED) IN OPERATING TO INTEREST PAID	null	veces	9.19	veces
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	null	%	77.12	%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	null	%	22.87	%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	null	%	85.27	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

NO APPLY

América Telecom, S.A. de C.V. and subsidiaries (hereinafter the Company or América Telecom) provides wireless communications services in Latin America through its subsidiary America Movil.

In addition, America Telecom through America Movil has investments in subsidiary companies that operate in the telecommunications sector in Mexico, Guatemala, El Salvador, Nicaragua, Honduras, Ecuador, Brazil, Argentina, Colombia, Uruguay, Chile, Peru and Paraguay, as well as the United States of America.

The principal assets of América Telecom at December 31, 2005 and 2004 consist of the equity investment in América Móvil, S.A. de C.V. and subsidiaries (América Móvil), as well as in another company in the telecommunications sector.

The Company has no employees of its own; all administrative services are provided by an affiliate.

America Telecom through its subsidiaries has authorization, licenses, permits and concessions (hereinafter collectively referred to as licenses) to build, install, operate and use both public and private telecommunications networks and provide telecommunication services (mostly mobile and fixed-line telephony) in the countries in which the Company has presence (except for in the U.S.). These licenses will expire on various dates between the years 2008 and 2028. Such licenses require the payment to the respective governments of a share in sales determined as a percentage of revenues from services under concession either at a fixed rate or in some cases based on the number of channels in operation (except for Guatemala and El Salvador).

Stockholders Equity

a) The Companys fixed minimum capital at December 31, 2005 and 2004 is Ps. 4,590,706 (Ps. 886,842 nominal amount) and Ps. 4,601,671 (Ps. 897,681 nominal amount), respectively, represented by 3,458,378 (thousand) and 3,500,646 (thousand) Series A-1 common, registered shares with no par value. In addition, the Companys bylaws provide for the issuance of Series A-2 variable capital shares. At December 31, 2005, no variable capital shares have been issued.

b) In 2001, the Company initiated a program to purchase its own shares. The cost of the shares purchased over the portion of capital stock represented by the shares acquired, represents a charge to retained earnings. In 2005 and 2004, the stockholders agreed to increase the legal reserve by Ps. 3,064,800 and Ps. 4,287,508, respectively (Ps. 3,000,000 and Ps. 4,000,000 nominal values, respectively). At December 31, 2005 and 2004, the legal reserve was Ps. 4,902,214 and Ps. 3,390,182, respectively.

c) During 2005 and 2004, the Company repurchased 42,268 (thousand) and 138,693 (thousand) shares, respectively. At December 31, 2005, there were 476,698 (thousand) treasury shares for re-placement.

d) At December 31, 2005, the caption Other accumulated comprehensive income items includes the deficit from restatement of stockholders equity net of deferred taxes and the effect of translation of foreign entities in the amount of Ps. (1,442,203) Ps. 1,507,449 in 2004.

e) In conformity with the Mexican Corporations Act, at least 5% of the net income of each year must be appropriated to increase the legal reserve until it reaches 20% of the capital stock issued and outstanding.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL

QUARTER: 2 YEAR: 2006

AMERICA TELECOM, S.A. DE C.V.

ANALYSIS OF INVESTMENTS IN SHARES

SUBSIDIARIES

CONSOLIDATED

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP
AMERICA MOVIL, S.A. DE C.V.	COMMNICATIONS	14,630,000,300	40.54
CORPORATIVO EMPRESARIAL EN COMUNICACIONES, S.A. DE	SOCIETES ADMINISTRATION	557,749,999	100.00

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL QUARTER: 2 YEAR: 2006

AMERICA TELECOM, S.A. DE C.V.

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

ASSOCIATES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP	TOTAL AMOUNT (Thousands of Mexican Pesos)	
				ACQUISITION COST	BOOK VALUE
CONST Y SERV INT	SERVICIES	100	100.00	6	9
GRUPO TELVISTA	SERVICIES	459,124,621	45.00	459,125	483,859
TOTAL INVESTMENT IN ASSOCIATES				459,131	483,868
OTHER PERMANENT INVESTMENTS					108,703
TOTAL				459,131	592,571

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 2 YEAR: 2006

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	Amortization Date	Interest Rate	Amortization of Credits Denominated In Pesos (Thousands of $) Time Interval						Amortization of Credits in Foreign Currency (Thousands of $) Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
BANKS														
FOREIGN TRADE														
ARRENDAMIENTO ASBC	30/12/2008	8.18	0	0	1,767,000	0	0	0						
ARRENDAMIENTO BANAMEX	30/12/2008	8.48	237,500	0	1,767,000	0	0	0						
INBURSA	11/04/2006	7.27	72,560	0	0	0	0	0						
ABN-BANK HOLANDA	31/12/2006	5.10							307,727	0	0	0	0	0
ABN-BANK FININVERA	01/01/2010	2.71							78,738	0	0	0	889,486	0
BBVA BANCO FRANCES	01/01/2006	7.25							649,721	0	0	0	0	0
BANCO RIO	01/04/2006	11.00							329,129	0	0	0	0	0
BANCO DE GUAYAQUIL, S.A.	03/12/2008	7.00							55,627	0	92,796	0	0	0
BANCO DE PICHINCHA C A	05/12/2008	7.58							44,615	0	73,511	0	0	0
BANCO PRODUBANCO S.A.	03/12/2008	7.58							18,706	0	30,822	0	0	0
BANCO BOLIVARIANO	03/12/2008	7.58							20,762	0	34,210	0	0	0
LEASES (AVAYA)	01/07/2006	8.00							717	0	0	0	0	0
CITIBANK	28/12/2008	4.80							211,144	0	155,863	0	0	0
OTROS	07/04/2006	5.40							194,780	0	0	0	0	0
BONOS ORDINARIOS (COMCEL)	24/02/2016	7.59							0	0	0	0	1,211,933	2,683,633
JP MORGAN CHASE BANK	01/10/2006	7.18							1,139,755	0	0	0	0	0
JP MORGAN CHASE BANK	28/10/2010	7.56							0	0	0	0	0	1,139,730
WACHOVIA SECURITIES, INC	01/09/2007	7.60							0	0	0	0	1,139,730	0
BARCLAYS BANK	18/01/2011	7.50							0	0	0	0	0	1,139,730
BANCO SANTANDER	20/06/2011	7.40							0	0	0	0	0	2,279,460
BNB	24/04/2014	11.27							0	0	0	0	0	407,090
SINDICADO	25/04/2011	5.47							0	0	0	0	0	22,794,600
BBVA BANCOMER	19/09/2006	5.04							1,167,846	0	0	0	0	0
SECURED														
COMMERCIAL BANKS														
OTHER														
TOTAL BANKS			310,060	0	3,534,000	0	0	0	4,219,267	0	387,202	0	3,241,149	30,444,243

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL

QUARTER: 2 YEAR: 2006

AMERICA TELECOM, S.A. DE C.V.

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	Amortization Date	Interest Rate	Amortization of Credits Denominated In Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
			Time Interval						Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
STOCK MARKET														
LISTED STOCK EXCHANGE														
UNSECURED														
CERTIFICADOS BURSATILES AMX	18/10/2006	10.49	3,250,000	1,901,352	3,000,000	1,400,000	750,000	0						
EMISION DE PAPEL COMERCIAL	12/04/2006	7.89	2,375,000	0	0	0	0	0						
EMISION DE PAPEL COMERCIAL	03/04/2006	7.60	5,774,237	0	0	0	0	0						
EMISION DE BONOS (JP MORGAN)	05/03/2035	0.00							0	3,419,190	0	5,675,887	0	31,157,242
SECURED														
PRIVATE PLACEMENTS														
UNSECURED														
SECURED														
TOTAL STOCK MARKET			11,399,237	1,901,352	3,000,000	1,400,000	750,000	0	0	3,419,190	0	5,675,887	0	31,157,242

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL

AMERICA TELECOM, S.A. DE C.V.

QUARTER: 2 YEAR: 2006

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution			Amortization of Credits Denominated In Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
			Time Interval						Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
SUPPLIERS														
CUENTAS POR PAGAR A TERCEROS		0.00	58,886,914	0	0	0	0	0						
TOTAL SUPPLIERS			58,886,914	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS														
OTROS PASIVOS		0.00	0	0	0	0	0	0						
TOTAL			70,596,211	1,901,352	6,534,000	1,400,000	750,000	0	4,219,267	3,419,190	387,202	5,675,887	3,241,149	61,601,485

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 2 YEAR: 2006

MONETARY FOREIGN CURRENCY POSITION

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

FOREIGN CURRENCY POSITION	DOLLARS (1)		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	
MONETARY ASSETS	3,865,104	49,878,763	53,278	486,380	50,365,143
LIABILITIES POSITION	9,240,766	123,284,360	0	0	123,284,360
SHORT-TERM LIABILITIES POSITION	2,581,558	47,948,688	0	0	47,948,688
LONG-TERM LIABILITIES POSITION	6,659,208	75,335,672	0	0	75,335,672
NET BALANCE	(5,375,662)	(73,405,597)	53,278	486,380	(72,919,217)

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 2 YEAR: 2006

RESULT FROM MONETARY POSITION

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITY MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)
JANUARY	203,333,071	(245,168,476)	(41,835,405)	0.58	(242,645)
FEBRUARY	153,332,271	(192,829,245)	(39,496,975)	0.15	(59,245)
MARCH	162,738,893	(196,984,434)	(34,245,541)	0.12	(41,095)
APRIL	164,567,903	(200,700,951)	(36,133,047)	0.14	(50,586)
MAY	222,573,867	(260,629,091)	(38,055,224)	(0.45)	171,249
JUNE	207,246,559	(248,732,213)	(41,485,654)	0.21	(87,120)
RESTATEMENT				0.00	(135,392)
CAPITALIZATION				0.00	0
FOREIGN CORP.				0.00	(660,765)
OTHER				0.00	0
TOTAL					(1,105,599)

NOTES

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

NO APPLY

ACTUAL SITUATION OF FINANCIAL LIMITED

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL

QUARTER: 2 YEAR: 2006

AMERICA TELECOM, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
NO APPLY		0	0.00

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL QUARTER: 2 YEAR: 2006

AMERICA TELECOM, S.A. DE C.V.

MAIN RAW MATERIALS CONSOLIDATED

Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
NO APPLY					0

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 2 YEAR: 2006

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

SALES

Final Printing

MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES					
TOTAL SALES	0	11,584,662	0.0		
DISCOUNTS	0	(3,265,929)	0.0		
REPAYMENT	0	(176,213)	0.0		
MONTYLY RENT	0	5,402,629	0.0		
TIME AIR	0	16,485,863	0.0		
INTERCONEXION	0	5,765,030	0.0		
LONG DISTANCE	0	5,358,054	0.0		
ROAMERS NAC. E INT.	0	3,913,694	0.0		
NET INCOME	0	573,665	0.0		
SERVICES	0	1,503,255	0.0		
RESCATEL	0	165,842	0.0		
SMS	0	4,762,090	0.0		
LOW FARES	0	(2,721,372)	0.0		
NET INCOME	0	85,538	0.0		
OTHERS	0	728,428	0.0		
FOREIGN SALES					
TOTAL SALES	0	9,853,027	0.0		
DISCOUNTS	0	(1,133,134)	0.0		
TAXES	0	(144,714)	0.0		
REPAYMENT	0	(57,523)	0.0		
OTHERS	0	1,228	0.0		
MONTHLY RENT	0	12,445,779	0.0		
TIME AIR	0	17,239,800	0.0		
INTERCONEXION	0	11,048,272	0.0		
LONG DISTANCE	0	2,389,366	0.0		
ROAMERS NAC. E INT.	0	2,596,924	0.0		
CALLS	0	513,152	0.0		
NET INCOME	0	12,801	0.0		
SERVICES	0	981,792	0.0		
RESCATEL	0	81,484	0.0		
SMS	0	868,385	0.0		
LOW FARES	0	(1,735,077)	0.0		
NET INCOME	0	126,305	0.0		

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

SALES

Final Printing

MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
OTHERS	0	1,367,473	0.0		
TOTAL		106,620,576			

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL QUARTER: 2 YEAR: 2006

AMERICA TELECOM, S.A. DE C.V.

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

FOREIGN SALES

Final Printing

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT					

FOREIGN SUBSIDIARIES					
TOTAL SALES	0	9,853,027			
DISCOUNTS	0	(1,133,134)			
TAXES	0	(144,714)			
REPAYMENT	0	(57,523)			
OTHERS	0	1,228			
MONTHLY RENT	0	12,445,779			
TIME AIR	0	17,239,800			
INTERCONEXION	0	11,048,272			
LONG DISTANCE	0	2,389,366			
ROAMERS NAC. E INT.	0	2,596,924			
CALLS	0	513,152			
NET INCOME	0	12,801			
SERVICES	0	981,792			
RESCATEL	0	81,484			
SMS	0	868,385			
LOW FARES	0	(1,735,077)			
NET INCOME	0	126,305			
OTHERS	0	1,367,473			
TOTAL		56,455,340			

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 2 YEAR: 2006

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
A-1	0.0000	4	3,450,772,100	0	0	3,450,772,100	884,892	0
TOTAL			3,450,772,100	0	0	3,450,772,100	884,892	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION: 3,450,772,100

NOTES

PROJECT, AMOUNT EXERCISED AND PROGRESS PERCENTAGE

NO APPLY

Significant accounting policies

The most important accounting policies and practices followed in the preparation of these financial statements are described below:

a) Consolidation

The consolidated financial statements include the accounts of América Telecom and those of the subsidiaries referred to in Note 1. All of the companies operate in the telecommunications sector or provide services to companies operating in such sector. Minority interest relates to America Movil and foreign subsidiaries.

All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

b) Revenue recognition

The Company recognizes revenues from the following activities: sale of airtime (including interconnection under the calling party pays program), monthly rent, long distance charges, other services (including roaming, value added services and other service charges), as well as the proceeds from the sale of cellular phones and accessories.

Revenues are recognized at the time services are provided. Mobile telecommunications services are provided either under prepaid (calling cards) or under contract (post-paid) plans. In both cases, airtime revenues are recognized as a customer uses the airtime or when the card expires in the case of prepayments or for unused airtime.

Monthly basic rent under post-paid plans is billed in arrears based on the rates approved by the regulatory authorities in each country and corresponds to services rendered, except in Mexico and Colombia, where basic monthly rent is billed one month in advance. Revenues from basic monthly rent in Mexico and Colombia are deferred and are recognized at the time services are provided.

Revenues from interconnections services, which consist of calls of other carriers that enter the Companys cellular network (incoming interconnections services), are recognized at the time the service is provided. Such services are billed based on rates previously agreed with the other carriers. Such rates are regulated by the respective authorities.

Long distance charges refer to airtime used in receiving from or making calls to regions or coverage areas outside of the area where the customer service is activated. The related revenues are recognized at the time the service is provided.

Roaming charges represent airtime charged to customers for making or receiving calls outside their coverage areas or abroad. The related revenues are recognized at the time the service is provided based on the rates agreed upon with other domestic and international carriers.

Value added services and other services include voice services and data transmission services (such as two-way written messages, call information, emergency services, among others). Revenues from such services are recognized at the time they are provided.

Sales of handsets and accessories, which for the most part are made to authorized distributors, are recorded as revenue when the products are delivered and accepted by the distributor and they do not have return rights and probability of collection is reasonable assured.

The Company usually does not charge activation fees to its customers; however, in certain regions and depending upon market and competition strategies, certain activation fees are charged. The Company recognizes revenues from these fees when billed. These revenues are not deferred because they are not significant to the Companys financial statements.

Telgua, ENITEL and CTEs revenues from telephone line installation fees are deferred and recognized over the estimated useful life of subscribers.

c) Cost of cellular telephone equipment

The cost related to cellular telephone equipment is recognized in statement of income at the time the corresponding income is recognized. Shipping and handling costs for wireless handsets sold to distributors are classified as costs of sales.

d) Interconnection costs

Interconnection costs represent the costs of outgoing calls from the Companys cellular network to other carriers network, the costs of link-ups between fixed and cellular networks, long distance charges and rent paid for use of infrastructure (links and ports), all of which are recognized as costs at the time the service is received.

e) Commissions paid to distributors

Commissions paid with respect to the activation of postpaid customers are recognized as expenses at the time the new customer is activated and may begin using the Companys network. Commissions paid with respect to the activation of prepaid customers are recognized as deductions from the revenues received from the customer.

Loyalty and sales volumes commissions are accrued on a monthly basis on the basis of statistical information regarding customer retention, sales volume and the number of acquired customers by each distributor. Loyalty commissions are paid for each customer acquired by a distributor who remains as a customer of the Company for a specified period of time.

f) Recognition of the effects of inflation

The Company recognizes the effects of inflation on financial information as required by Mexican accounting Bulletin B-10, Accounting Recognition of the Effects of Inflation on Financial Information, issued by the Mexican Institute of Public Accountants (the MIPA). Consequently, the amounts shown in the accompanying financial statements and in these notes are expressed in thousands of constant Mexican pesos as of December 31, 2005. Accordingly, the financial statements have been restated as follows:

Plant, property and equipment and construction in progress were restated as described in Note 7. Depreciation is computed on the restated value of telephone plant and equipment using the straight-line method based on the estimated useful lives of the related assets, starting the month after the assets are put into use.

Annual depreciation rates are as follows:

Telephone plant 10% to 33%
System performance monitoring equipment included in telephone plant 33%
Buildings 3%
Other assets 10% to 25%

Inventories are valued at average cost and are presented at their estimated replacement cost, which is not in excess of market value. Cost of sales represents estimated replacement cost at the time inventories were sold, restated in constant pesos at year-end.

Capital stock, retained earnings, capital reserves and other non-monetary assets have been restated based on the Mexican National Consumer Price Index (NCPI).

Other accumulated comprehensive loss items include the following: a) deficit from restatement of stockholders equity, which consists of the accumulated monetary position gain determined at the time the provisions of Bulletin B-10 were first applied, which at December 31, 2005 and 2004 aggregates P.(17,903) and P.(17,903) respectively; b) the result from holding non-monetary assets, which represents the net difference between restatement by the specific indexation method (see Note 7) and restatement based on the NCPI, which at December 31, 2005 and 2004 aggregates P.(5,534,555) and P.(3,516,244), respectively; c) the effect of translation of foreign entities, which at December 31, 2005 and 2004 aggregates P.(624,122) and P.(478,453), respectively; d) the effect of the valuation of hedging instruments, which at December 31, 2005 aggregates P.(49,224); and e) the effect of the valuation of unrealized losses on available for sale instruments, which at December 31, 2005 aggregates P.(343,821).

The net monetary gain represents the effect of inflation on monetary assets and liabilities. The related amounts are included in the statements of income under the caption Comprehensive financing (cost) income.

Statement of changes in Financial Position

Mexican accounting Bulletin B-12, Statement of Changes in Financial Position, issued by the MIPA specifies the appropriate presentation of the statement of changes in financial position based on financial statements restated in constant Mexican pesos. Bulletin B-12 identifies the sources and applications of resources representing differences between beginning and ending financial statement balances in constant Mexican pesos. In accordance with this Bulletin, monetary and foreign exchange gains and losses are not treated as non-cash items in the determination of resources provided by operations.

g) Basis of translation of financial statements of foreign subsidiaries

The financial statements of foreign subsidiaries and affiliates which in the aggregate account for approximately 51% and 48% of the Companys total operating revenues in 2005 and 2004, respectively, and approximately 78% and 65% of the Companys total assets in each of 2005 and 2004, are translated into Mexican pesos in conformity with Mexican accounting Bulletin B-15, Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations, issued by MIPA, as follows:

The financial statements as reported by foreign subsidiaries are adjusted from local generally accepted accounting principles in each country to conform to Mexican GAAP, which includes, among other adjustments, the recognition of the effects of inflation

as required by Mexican accounting Bulletin B-10 (as described above), using restatement factors of each country.

The financial information already restated to include inflationary effects, is translated to Mexican pesos as follows: 1) all balance sheet amounts, except for stockholders equity accounts, were translated at the prevailing exchange rate at year-end; 2) stockholders equity accounts were translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated, 3) statement of income accounts were translated at the exchange rate at the end of the reporting period.

Exchange rate differences and the monetary effect derived from intercompany monetary items were not eliminated in the consolidated statements of income.

The difference resulting from the translation process is called Effect of translation of foreign entities and it is included in stockholders equity under the caption other accumulated comprehensive loss items. At December 31, 2005 and 2004, translation (loss) income aggregated P.(322,155) and P. 8,964,823, respectively.

Financial statements at December 31, 2004, of the foreign subsidiaries, were restated to constant Mexican pesos with purchasing power at December 31, 2005 based on the annual rate of inflation in Mexico. The effects of inflation and variances in exchange rates were not material.

h) Cash and cash equivalents

Cash and cash equivalents consist basically of bank deposits and highly liquid investments with original maturities of less than 90 days. Such investments are stated at acquisition cost plus accrued interest, which is similar to market value.

i) Investments in marketable securities

At December 31, 2005 and 2004, marketable securities held for trading purposes consisted of equity securities and foreign government bonds. Available for sale securities in 2005 and 2004 consisted of equity securities (In previous years there were no investments classified as available for sale). All investments in marketable securities are presented at market value.

In April 2004, the MIPA issued amendments to Bulletin C-2, Financial Instruments, which went into effect on January, 1, 2005. Such amendments establish that, unlike the previous Bulletin C-2, changes in the fair value of instruments classified as available for sale be recognized in stockholders equity until such instruments are sold, whereas changes in the fair value of instruments classified as trading be recognized in the statements of income.

The Company adopted the provisions of this new accounting pronouncement in January 1, 2005, which gave rise to a reclassification in stockholders equity from retained earnings to other accumulated comprehensive loss items in the amount of P.1,585. Had the Company adopted the provisions of this new bulletin in 2004, net income of such year would have decreased by the same amount.

The adoption of this new accounting pronouncement also gave rise to:

Pursuant to this new pronouncement changes associated with the purchase, sale and maturity of financial instruments classified as available for sale are to be recognized in the statement of changes in financial position as variances derived from investing activities, while changes in the initial and ending balance of instruments held for trading are to be recognized in such statement as variances derived from operating activities. Consequently, changes in these instruments as reported in 2004 have been reclassified to meet the requirements of these new policies.

The Company also follows the policy of determining at the balance sheet date whether there is objective evidence of impairment in the value of a financial asset or of a group of financial assets. At December 31, 2005, the Company has recorded no such impairment loss.

For the year ended December 31, 2005, there were no transfers between financial asset categories.

j) Allowance for doubtful accounts

The Company recognizes periodically in its results of operations an allowance for doubtful accounts with respect to its portfolios of postpaid customers distributors and network operators (basically for interconnection fees). The allowance is based primarily on write-off experience, net of recoveries, and on the aging of the accounts receivable balances. The collection policies and procedures of the Company vary by credit class and payment history of customers.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL QUARTER: 4 YEAR: 2005

AMERICA TELECOM, S.A. DE C.V.

BALANCE SHEETS

AT DECEMBER 31 OF 2005 AND 2004

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s01	TOTAL ASSETS	237,936,743	100	207,010,929	100
s02	CURRENT ASSETS	62,488,854	26	57,294,416	28
s03	CASH AND SHORT-TERM INVESTMENTS	13,358,110	6	19,778,412	10
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	17,152,696	7	15,007,550	7
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	16,381,882	7	7,502,785	4
s06	INVENTORIES	12,952,673	5	11,617,632	6
s07	OTHER CURRENT ASSETS	2,643,493	1	3,388,037	2
s08	LONG-TERM	485,758	0	673,783	0
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	14	0	565,683	0
s11	OTHER INVESTMENTS	485,744	0	108,100	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	111,840,695	47	87,741,061	42
s13	LAND AND BUILDINGS	0	0	0	0
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	155,852,139	66	127,058,750	61
s15	OTHER EQUIPMENT	0	0	0	0
s16	ACCUMULATED DEPRECIATION	61,296,680	26	50,060,351	24
s17	CONSTRUCTION IN PROGRESS	17,285,236	7	10,742,662	5
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	63,121,436	27	61,301,669	30
s19	OTHER ASSETS	0	0	0	0
s20	TOTAL LIABILITIES	160,407,740	100	140,443,311	100
s21	CURRENT LIABILITIES	84,701,226	53	55,395,118	39
s22	SUPPLIERS	54,320,782	34	36,831,277	26
s23	BANK LOANS	15,665,995	10	7,771,779	6
s24	STOCK MARKET LOANS	5,500,000	3	4,111,039	3
s25	TAXES PAYABLE	5,707,522	4	5,558,874	4
s26	OTHER CURRENT LIABILITIES	3,506,927	2	1,122,149	1
s27	LONG-TERM LIABILITIES	63,311,587	39	71,087,557	51
s28	BANK LOANS	18,130,979	11	71,087,557	51
s29	STOCK MARKET LOANS	45,180,608	28	0	0
s30	OTHER LOANS	0	0	0	0
s31	DEFERRED LIABILITIES	8,819,561	5	7,394,057	5
s32	OTHER NON CURRENT LIABILITIES	3,575,366	2	6,566,579	5
s33	CONSOLIDATED STOCKHOLDERS' EQUITY	77,529,003	100	66,567,618	100
s34	MINORITY INTEREST	51,498,223	66	48,557,524	73
s35	MAJORITY INTEREST	26,030,780	34	18,010,094	27
s36	CONTRIBUTED CAPITAL	5,027,516	6	5,038,481	8
s79	CAPITAL STOCK	4,590,706	6	4,601,670	7
s39	PREMIUM ON ISSUANCE OF SHARES	436,810	1	436,811	1
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	21,003,264	27	12,971,613	19
s42	RETAINED EARNINGS AND CAPITAL RESERVES	22,224,830	29	11,464,163	17
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(1,221,566)	(2)	1,507,450	2
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL QUARTER: 4 YEAR: 2005

AMERICA TELECOM, S.A. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

AUDITED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	13,358,110	100	19,778,412	100
s46	CASH	4,481,843	34	2,508,396	13
s47	SHORT-TERM INVESTMENTS	8,876,267	66	17,270,016	87
s07	OTHER CURRENT ASSETS	2,643,493	100	3,388,037	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	80,803	2
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	2,643,493	100	3,307,234	98
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	63,121,436	100	61,301,669	100
s48	DEFERRED EXPENSES (NET)	7,820	0	0	0
s49	GOODWILL	17,857,399	28	15,609,513	25
s51	OTHER	45,256,217	72	45,692,156	75
s19	OTHER ASSETS	0	0	0	0
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	0	0	0	0
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	0	0	0	0
s21	CURRENT LIABILITIES	84,701,226	100	55,395,118	100
s52	FOREIGN CURRENCY LIABILITIES	62,790,278	74	7,409,209	13
s53	MEXICAN PESOS LIABILITIES	21,910,948	26	47,985,909	87
s26	OTHER CURRENT LIABILITIES	3,506,927	100	1,122,149	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	1,903,459	54	0	0
s89	INTEREST LIABILITIES	1,590,850	45	1,119,132	100
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	18	0	0	0
s58	OTHER CURRENT LIABILITIES	12,600	0	3,017	0
s27	LONG-TERM LIABILITIES	63,311,587	100	71,087,557	100
s59	FOREIGN CURRENCY LIABILITIES	52,726,235	83	44,686,668	63
s60	MEXICAN PESOS LIABILITIES	10,585,352	17	26,400,889	37
s31	DEFERRED LIABILITIES	8,819,561	100	7,394,057	100
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	8,819,561	100	7,394,057	100
s32	OTHER NON CURRENT LIABILITIES	3,575,366	100	6,566,579	100
s66	DEFERRED TAXES	3,483,802	97	6,468,382	99
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	91,564	3	98,197	1
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	0	0	0	0
s79	CAPITAL STOCK	4,590,706	100	4,601,670	100
s37	CAPITAL STOCK (NOMINAL)	886,842	19	897,681	20
s38	RESTATEMENT OF CAPITAL STOCK	3,703,864	81	3,703,989	80

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL   QUARTER: 4   YEAR: 2005

AMERICA TELECOM, S.A. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

AUDITED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	RETAINED EARNINGS AND CAPITAL RESERVES	22,224,830	100	11,464,163	100
s93	LEGAL RESERVE	345,221	2	345,221	3
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	0	0
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	10,078,154	45	5,454,997	48
s45	NET INCOME FOR THE YEAR	11,801,455	53	5,663,945	49
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(1,221,566)	100	1,507,450	100
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	(1,221,566)	100	1,507,450	100
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	0	0	0	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	0	0
s99	LABOR OBLIGATION ADJUSTMENT	0	0	0	0
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 4 YEAR: 2005

BALANCE SHEETS

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

AUDITED

Final Printing

REF S	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
s57	OTHER CURRENT LIABILITIES WITH COST	0	0
s63	OTHER LOANS WITH COST	0	0
s72	WORKING CAPITAL	(22,212,372)	1,899,298
s73	PENSIONS AND SENIORITY PREMIUMS	0	0
s74	EXECUTIVES (*)	594	464
s75	EMPLOYEES (*)	29,898	24,581
s76	WORKERS (*)	4,480	4,077
s77	OUTSTANDING SHARES (*)	3,458,377,800	3,500,645,759
s78	REPURCHASED SHARES (*)	476,698,276	434,430,317
s101	RESTRICTED CASH	0	0
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL QUARTER: 4 YEAR: 2005

AMERICA TELECOM, S.A. DE C.V.

STATEMENTS OF INCOME

FROM JANUARY THE 1st TO DECEMBER 31 OF 2005 AND 2004

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	182,153,199	100	139,233,865	100
r02	COST OF SALES	110,477,784	61	86,808,626	62
r03	GROSS PROFIT	71,675,415	39	52,425,239	38
r04	OPERATING EXPENSES	37,664,751	21	28,957,818	21
r05	OPERATING INCOME	34,010,664	19	23,467,421	17
r06	INTEGRAL FINANCING COST	2,586,412	1	(3,146,362)	(2)
r07	INCOME AFTER INTEGRAL FINANCING COST	31,424,252	17	26,613,783	19
r08	OTHER EXPENSE AND INCOME (NET)	407,687	0	1,055,758	1
r44	SPECIAL ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING	31,016,565	17	25,558,025	18
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	287,474	0	8,906,918	6
r11	NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING	30,729,091	17	16,651,107	12
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	(42,365)	0	(95,852)	0
r13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	30,686,726	17	16,555,255	12
r14	INCOME FROM DISCONTINUED OPERATIONS	0	0	0	0
r15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	30,686,726	17	16,555,255	12
r16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	0	0	0	0
r17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	0	0
r18	NET CONSOLIDATED INCOME	30,686,726	17	16,555,255	12
r19	NET INCOME OF MINORITY INTEREST	18,885,271	10	10,891,310	8
r20	NET INCOME OF MAJORITY INTEREST	11,801,455	6	5,663,945	4

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL QUARTER: 4 YEAR: 2005

AMERICA TELECOM, S.A. DE C.V.

STATEMENTS OF INCOME

CONSOLIDATED

BREAKDOWN OF MAIN CONCEPTS

AUDITED

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	182,153,199	100	139,233,865	100
r21	DOMESTIC	89,227,451	49	73,013,922	52
r22	FOREIGN	92,925,748	51	66,219,943	48
r23	TRANSLATED INTO DOLLARS (***)	8,661,175	5	5,689,039	4
r06	INTEGRAL FINANCING COST	2,586,412	100	(3,146,362)	100
r24	INTEREST EXPENSE	8,394,741	325	5,330,893	(169)
r42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	3,423,742	132	0	0
r26	INTEREST INCOME	3,284,100	127	2,485,518	(79)
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	(2,192,467)	(85)	(2,184,341)	69
r28	RESULT FROM MONETARY POSITION	(3,755,504)	(145)	(3,807,396)	121
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	287,474	100	8,906,918	100
r32	INCOME TAX	2,977,392	1036	4,915,496	55
r33	DEFERRED INCOME TAX	(2,694,699)	(937)	3,433,679	39
r34	EMPLOYEES' PROFIT SHARING EXPENSES	4,318	2	557,095	6
r35	DEFERRED EMPLOYEES' PROFIT SHARING	463	0	648	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL | QUARTER: 4 | YEAR: 2005

AMERICA TELECOM, S.A. DE C.V.

STATEMENTS OF INCOME

OTHER CONCEPTS

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
r36	TOTAL SALES	182,153,200	139,233,871
r37	TAX RESULT FOR THE YEAR	0	0
r38	NET SALES (**)	182,153,199	139,233,865
r39	OPERATING INCOME (**)	34,010,664	23,467,421
r40	NET INCOME OF MAJORITY INTEREST (**)	11,801,455	5,663,945
r41	NET CONSOLIDATED INCOME (**)	30,686,726	16,555,255
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	19,808,736	19,482,364

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL | QUARTER: 4 | YEAR: 2005

AMERICA TELECOM, S.A. DE C.V.

QUARTERLY STATEMENTS OF INCOME

FROM OCTOBER THE 1st TO DECEMBER 31 OF 2005 AND 2004

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	52,419,547	100	41,075,194	100
rt02	COST OF SALES	32,742,812	62	27,224,720	66
rt03	GROSS PROFIT	19,676,735	38	13,850,474	34
rt04	OPERATING EXPENSES	10,532,158	20	9,568,284	23
rt05	OPERATING INCOME	9,144,577	17	4,282,190	10
rt06	INTEGRAL FINANCING COST	3,085,914	6	(2,449,088)	(6)
rt07	INCOME AFTER INTEGRAL FINANCING COST	6,058,663	12	6,731,278	16
rt08	OTHER EXPENSE AND INCOME (NET)	328,375	1	604,735	1
rt44	SPECIAL ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING	5,730,288	11	6,126,543	15
rt10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	(8,340,310)	(16)	4,755,444	12
rt11	NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING	14,070,598	27	1,371,099	3
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	4,969	0	(26,432)	0
rt13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	14,075,567	27	1,344,667	3
rt14	INCOME FROM DISCONTINUED OPERATIONS	0	0	0	0
rt15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	14,075,567	27	1,344,667	3
rt16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	0	0	0	0
rt17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	0	0
rt18	NET CONSOLIDATED INCOME	14,075,567	27	1,344,667	3
rt19	NET INCOME OF MINORITY INTEREST	8,565,973	16	1,068,497	3
rt20	NET INCOME OF MAJORITY INTEREST	5,509,594	11	276,170	1

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL | QUARTER: 4 | YEAR: 2005

QUARTERLY STATEMENTS OF INCOME

AMERICA TELECOM, S.A. DE C.V.

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	52,419,547	100	41,075,194	100
rt21	DOMESTIC	24,736,585	47	19,961,491	49
rt22	FOREIGN	27,682,962	53	21,113,703	51
rt23	TRANSLATED INTO DOLLARS (***)	2,617,602	5	1,925,472	5
rt06	INTEGRAL FINANCING COST	3,085,914	100	(2,449,088)	100
rt24	INTEREST EXPENSE	2,062,830	67	1,180,284	(48)
rt42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	1,992,721	65	0	0
rt26	INTEREST INCOME	958,666	31	545,938	(22)
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	1,473,633	48	(1,969,751)	80
rt28	RESULT FROM MONETARY POSITION	(1,484,604)	(48)	(1,113,683)	45
rt10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	(8,340,310)	100	4,755,444	100
rt32	INCOME TAX	(4,011,235)	48	1,192,811	25
rt33	DEFERRED INCOME TAX	(4,385,660)	53	3,390,877	71
rt34	EMPLOYEES' PROFIT SHARING EXPENSES	56,122	(1)	372,839	8
rt35	DEFERRED EMPLOYEES' PROFIT SHARING	463	0	(201,083)	(4)

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 4 YEAR: 2005

QUARTERLY STATEMENTS OF INCOME

OTHER CONCEPTS

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	4,952,184	4,870,591

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL | QUARTER: 4 | YEAR: 2005

AMERICA TELECOM, S.A. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FROM JANUARY THE 1st TO DECEMBER 31 OF 2005 AND 2004

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Final Printing

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
c01	CONSOLIDATED NET INCOME	30,686,726	16,555,255
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	37,024,596	8,323,011
c03	RESOURCES FROM NET INCOME FOR THE YEAR	67,711,322	24,878,266
c04	RESOURCES PROVIDED OR USED IN OPERATION	(12,075,815)	(4,963,424)
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	55,635,507	19,914,842
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	1,507,209	18,188,905
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(8,990,061)	(4,217,697)
c08	RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES	(7,482,852)	13,971,208
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(54,572,958)	(25,261,541)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(6,420,303)	8,624,509
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	19,778,413	11,153,903
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	13,358,110	19,778,412

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL

QUARTER: 4 YEAR: 2005

AMERICA TELECOM, S.A. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

AUDITED

Final Printing

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	37,024,596	8,323,011
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	19,808,736	19,482,364
c41	+ (-) OTHER ITEMS	17,215,860	(11,159,353)
c04	RESOURCES PROVIDED OR USED IN OPERATION	(12,075,815)	(4,963,424)
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	(1,821,000)	(2,779,174)
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(7,114)	(6,202,662)
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	(6,120,608)	(15,928,529)
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	0	0
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(4,127,093)	19,946,941
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	1,507,209	18,188,905
c23	+ BANK FINANCING	5,618,248	(2,744,473)
c24	+ STOCK MARKET FINANCING	(4,111,039)	20,933,378
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	0
c27	(-) BANK FINANCING AMORTIZATION	0	0
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	0
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(8,990,061)	(4,217,697)
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	(10,624)	(37,803)
c31	(-) DIVIDENDS PAID	(7,426,604)	(1,006,761)
c32	+ PREMIUM ON ISSUANCE OF SHARES	0	0
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	(1,552,833)	(3,173,133)
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(54,572,958)	(25,261,541)
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	(3,299,034)	(5,998,770)
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(45,964,953)	(18,129,934)
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	2,241,478	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	(7,550,449)	(1,132,837)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL QUARTER: 4 YEAR: 2005

AMERICA TELECOM, S.A. DE C.V.

DATA PER SHARE

AUDITED CONSOLIDATED INFORMATION Final Printing

REF D	CONCEPTS	CURRENT YEAR AMOUNT			PREVIOUS YEAR AMOUNT		
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$	3.39		$	1.53	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$	0.00		$	0.00	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00		$	0.00	
d04	CONTINUING OPERATING PROFIT PER COMMON SHARE (**)	$	3.39		$	1.53	
d05	EFFECT OF DISCONTINUED OPERATIONS ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
d06	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
d07	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
d08	CARRYNG VALUE PER SHARE	$	7.53		$	5.14	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$	0.00		$	0.00	
d10	DIVIDEND IN SHARES PER SHARE		0.00	acciones		0.00	acciones
d11	MARKET PRICE TO CARRYING VALUE		6.69	veces		4.83	veces
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		15.24	veces		20.86	veces
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	veces		0.00	veces

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL QUARTER: 4 YEAR: 2005
AMERICA TELECOM, S.A. DE C.V.

RATIOS

AUDITED CONSOLIDATED Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET INCOME TO NET SALES	null	%	11.89	%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	null	%	31.44	%
p03	NET INCOME TO TOTAL ASSETS (**)	null	%	7.99	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	null	%	0.00	%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	null	%	22.99	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	null	veces	0.67	veces
p07	NET SALES TO FIXED ASSETS (**)	null	veces	1.58	veces
p08	INVENTORIES TURNOVER (**)	null	veces	7.56	veces
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	null	dias	33.74	dias
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	null	%	10.10	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	null	%	67.84	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	null	veces	2.10	veces
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	null	%	37.09	%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	null	%	81.01	%
p15	OPERATING INCOME TO INTEREST PAID	null	veces	4.40	veces
p16	NET SALES TO TOTAL LIABILITIES (**)	null	veces	0.99	veces
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	null	veces	1.03	veces
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	null	veces	0.82	veces
p19	CURRENT ASSETS TO TOTAL LIABILITIES	null	veces	0.40	veces
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	null	%	35.70	%
	STATEMENTS OF CHANGES				
p21	RESOURCES FROM NET INCOME TO NET SALES	null	%	17.86	%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	null	%	(3.56)	%
p23	RESOURCES GENERATED (USED) IN OPERATING TO INTEREST PAID	null	veces	3.73	veces
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	null	%	130.18	%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	null	%	(30.18)	%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	null	%	71.76	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

NO APPLY

América Telecom, S.A. de C.V. and subsidiaries (hereinafter the Company or América Telecom) provides wireless communications services in Latin America through its subsidiary America Movil.

In addition, America Telecom through America Movil has investments in subsidiary companies that operate in the telecommunications sector in Mexico, Guatemala, El Salvador, Nicaragua, Honduras, Ecuador, Brazil, Argentina, Colombia, Uruguay, Chile, Peru and Paraguay, as well as the United States of America.

The principal assets of América Telecom at December 31, 2005 and 2004 consist of the equity investment in América Móvil, S.A. de C.V. and subsidiaries (América Móvil), as well as in another company in the telecommunications sector.

The Company has no employees of its own; all administrative services are provided by an affiliate.

America Telecom through its subsidiaries has authorization, licenses, permits and concessions (hereinafter collectively referred to as licenses) to build, install, operate and use both public and private telecommunications networks and provide telecommunication services (mostly mobile and fixed-line telephony) in the countries in which the Company has presence (except for in the U.S.). These licenses will expire on various dates between the years 2008 and 2028. Such licenses require the payment to the respective governments of a share in sales determined as a percentage of revenues from services under concession either at a fixed rate or in some cases based on the number of channels in operation (except for Guatemala and El Salvador).

a) The Companys fixed minimum capital at December 31, 2005 and 2004 is Ps. 4,590,706 (Ps. 886,842 nominal amount) and Ps. 4,601,671 (Ps. 897,681 nominal amount), respectively, represented by 3,458,378 (thousand) and 3,500,646 (thousand) Series A-1 common, registered shares with no par value. In addition, the Companys bylaws provide for the issuance of Series A-2 variable capital shares. At December 31, 2005, no variable capital shares have been issued.

b) In 2001, the Company initiated a program to purchase its own shares. The cost of the shares purchased over the portion of capital stock represented by the shares acquired, represents a charge to retained earnings. In 2005 and 2004, the stockholders agreed to increase the legal reserve by Ps. 3,064,800 and Ps. 4,287,508, respectively (Ps. 3,000,000 and Ps. 4,000,000 nominal values, respectively). At December 31, 2005 and 2004, the legal reserve was Ps. 4,902,214 and Ps. 3,390,182, respectively.

c) During 2005 and 2004, the Company repurchased 42,268 (thousand) and 138,693 (thousand) shares, respectively. At December 31, 2005, there were 476,698 (thousand) treasury shares for re-placement.

d) At December 31, 2005, the caption Other accumulated comprehensive income items includes the deficit from restatement of stockholders equity net of deferred taxes and the effect of translation of foreign entities in the amount of Ps. (1,442,203) Ps. 1,507,449 in 2004.

e) In conformity with the Mexican Corporations Act, at least 5% of the net income of each year must be appropriated to increase the legal reserve until it reaches 20% of the capital stock issued and outstanding.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL

QUARTER: 4 YEAR: 2005

AMERICA TELECOM, S.A. DE C.V.

ANALYSIS OF INVESTMENTS IN SHARES

SUBSIDIARIES

AUDITED

CONSOLIDATED

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP
AMERICA MOVIL, S.A. DE C.V.	COMMUNICATIONS	4,630,000,300	40.36
CORPORATIVO EMPRESARIAL EN COMUNICACIONES, S.A. DE	SOCIETES ADMINISTRATION	557,749,999	100.00

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL QUARTER: 4 YEAR: 2005

AMERICA TELECOM, S.A. DE C.V.

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

AUDITED

ASSOCIATES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP	TOTAL AMOUNT (Thousands of Mexican Pesos)	
				ACQUISITION COST	BOOK VALUE
CONST Y SERV INT	SERVICES	100	100.00	6	14
TOTAL INVESTMENT IN ASSOCIATES				6	14
OTHER PERMANENT INVESTMENTS					485,744
TOTAL				6	485,758

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL

QUARTER: 4 YEAR: 2005

AMERICA TELECOM, S.A. DE C.V.

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

AUDITED

CONSOLIDATED

Final Printing

Credit Type / Institution	Amortization Date	Interest Rate	Amortization of Credits Denominated In Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
			Time Interval						Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
BANKS														
FOREIGN TRADE														
PRESTAMO BANAMEX	15/12/2006	8.51	0	5,000,000	0	0	0	0						
ARRENDAMIENTO HSBC	30/12/2008	9.68	0	0	0	1,767,000	0	0						
ARRENDAMIENTO BANAMEX	30/12/2008	9.68	0	475,000	0	1,767,000	0	0						
SANTANDER	08/10/2004	9.11	0	1,000,000	0	0	0	0						
BANK OF AMERICA	08/10/2006	8.90	0	623,928	0	0	0	0						
ABN-AMRO CITIBANK	31/03/2006	4.62							0	149,953	0	0	0	0
ABN BANK (HOLANDA)	31/12/2006	5.18							0	321,327	0	0	0	0
ABN BANK (FINVERA)	01/01/2010	2.71							0	62,284	0	0	0	194,660
BBVA BANCO FRANCES	10/04/2006	7.25							0	205,775	0	0	0	0
BANK BOSTON	01/02/2006	9.25							0	324,049	0	0	0	0
BANCO RIO	01/02/2006	9.25							0	59,715	0	0	0	0
BANCO DE GUAYAQUIL, S.A.	05/12/2008	7.50							0	57,346	0	128,415	0	0
BANCO DE PICHINCHA, S.A.	05/12/2008	7.50							0	46,550	0	101,293	0	0
BANCO PRODUBANCO, S.A.	05/12/2008	7.50							0	19,580	0	42,469	0	0
BANCO BOLIVARIANO C. A.	05/12/2008	7.50							0	21,732	0	47,139	0	0
CITIBANK	17/02/2006	10.46							0	92,489	0	190,925	0	0
BBVA	19/08/2005	9.42							0	988,628	0	0	0	0
LEASES (AVAYA)	01/07/2006	8.00							0	5,288	0	0	0	0
NOTAS JP MORGAN	21/12/2006	4.42							0	2,677,725	0	0	0	0
BONO - CITIVALORES	29/01/2010	13.41							0	0	0	0	0	2,110,088
JP MORGAN CHASE BANK	01/10/2006	4.65							0	1,071,114	0	0	0	0
JP MORGAN CHASE BANK	26/09/2010	4.65							0	0	0	0	0	1,071,090
JP MORGAN CHASE BANK	12/05/2010	4.60							0	0	0	0	0	1,071,090
JP MORGAN CHASE BANK	27/03/2005	4.60							0	1,606,640	0	0	0	0
WACHOVIA SECURITIES, INC.	03/02/2006	4.10							0	856,872	0	0	0	0
WACHOVIA SECURITIES, INC.	01/09/2009	4.65							0	0	0	0	1,071,090	0
BANCO SANTANDER HISPANO	27/02/2009	4.65							0	0	0	0	1,071,090	0
BANCO SANTANDER HISPANO	05/05/2009	4.65							0	0	0	0	535,545	0
BANCO SANTANDER HISPANO	15/06/2010	4.65							0	0	0	0	535,545	0
BANCO SANTANDER HISPANO	15/04/2010	4.65							0	0	0	0	0	1,071,090
BANCO SANTANDER HISPANO	10/05/2010	4.63							0	0	0	0	0	1,071,090
BANCO SANTANDER HISPANO	12/10/2010	4.65							0	0	0	0	0	1,071,090
DRESNER BANK, AG	05/03/2009	4.63							0	0	0	0	1,071,090	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL | QUARTER: 4 | YEAR: 2005

AMERICA TELECOM, S.A. DE C.V.

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

AUDITED | CONSOLIDATED | Final Printing

Credit Type / Institution	Amortization Date	Interest Rate	Amortization of Credits Denominated In Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
			Time Interval						Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
DRESNER BANK, AG	02/10/2010	4.65							0	0	0	0	0	1,071,090
BARCLAYS BANK	18/01/2011	4.63							0	0	0	0	0	1,071,090
SECURED														
COMMERCIAL BANKS														
OTHER														
TOTAL BANKS			0	7,098,928	0	3,534,000	0	0	0	8,567,067	0	510,241	4,284,360	9,802,378

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL

QUARTER: 4 YEAR: 2005

AMERICA TELECOM, S.A. DE C.V.

AUDITED

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	Amortization Date	Interest Rate	Amortization of Credits Denominated In Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
			Time Interval						Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
STOCK MARKET														
LISTED STOCK EXCHANGE														
UNSECURED														
CERTIFICADOS BURSATILES AMX	18/10/2006	10.49	0	5,500,000	0	0	0	7,051,354						
EMISION BONOS JP MORGAN AMX	01/03/2015	6.38	0	0	3,213,270	0	5,334,058	29,581,926						
SECURED														
PRIVATE PLACEMENTS														
UNSECURED														
SECURED														
TOTAL STOCK MARKET			0	5,500,000	3,213,270	0	5,334,058	36,633,280	0	0	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL

QUARTER: 4 YEAR: 2005

AMERICA TELECOM, S.A. DE C.V.

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

AUDITED

Final Printing

Credit Type / Institution			Amortization of Credits Denominated In Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
			Time Interval						Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
SUPPLIERS														
PROVEEDORES AMX		0.00	0	54,320,782	0	0	0	0						
TOTAL SUPPLIERS			0	54,320,782	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS														
OTROS		0.00	0	12,600	0	0	0	0						
TOTAL			0	66,932,310	3,213,270	3,534,000	5,334,058	36,633,280	0	8,567,067	0	510,241	4,284,360	9,802,378

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL QUARTER: 4 YEAR: 2005

AMERICA TELECOM, S.A. DE C.V.

MONETARY FOREIGN CURRENCY POSITION

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Final Printing

FOREIGN CURRENCY POSITION	DOLLARS (1)		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	
MONETARY ASSETS	1,298,864	13,912,000	99,700	1,021,843	14,933,843
LIABILITIES POSITION	6,294,502	67,418,515	0	0	67,418,515
SHORT-TERM LIABILITIES POSITION	1,302,896	13,954,900	0	0	13,954,900
LONG-TERM LIABILITIES POSITION	4,991,606	53,463,615	0	0	53,463,615
NET BALANCE	(4,995,638)	(53,506,515)	99,700	1,021,843	(52,484,672)

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL QUARTER: 4 YEAR: 2005
AMERICA TELECOM, S.A. DE C.V.

RESULT FROM MONETARY POSITION

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITY MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)
JANUARY	136,119,828	194,127,321	(58,007,493)	0.00	0
FEBRUARY	132,765,069	190,467,533	(57,702,464)	0.33	(190,418)
MARCH	152,692,658	209,466,596	(56,773,938)	0.45	(255,483)
APRIL	147,563,300	203,450,345	(55,887,045)	0.35	(195,605)
MAY	148,308,103	206,008,072	(57,699,969)	(0.26)	150,020
JUNE	144,464,952	204,587,555	(60,122,603)	(0.10)	60,123
JULY	155,626,617	228,080,328	(72,453,711)	0.39	(282,589)
AUGUST	166,589,944	251,552,725	(84,962,781)	0.11	(93,459)
SEPTEMBER	190,893,007	295,863,849	(104,970,842)	0.40	(419,883)
OCTOBER	168,570,717	282,941,088	(114,370,371)	0.24	(274,489)
NOVEMBER	222,795,064	324,980,889	(102,185,825)	0.71	(725,519)
DECEMBER	237,345,947	336,744,745	(99,398,798)	0.61	(606,333)
RESTATEMENT				0.00	495,358
CAPITALIZATION				0.00	0
FOREIGN CORP.				0.00	0
OTHER				0.00	(1,417,227)
TOTAL					(3,755,504)

NOTES

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

NO APPLY

ACTUAL SITUATION OF FINANCIAL LIMITED

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL QUARTER: 4 YEAR: 2005

AMERICA TELECOM, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

AUDITED

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
NO APPLY		0	0.00

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL QUARTER: 4 YEAR: 2005

AMERICA TELECOM, S.A. DE C.V.

MAIN RAW MATERIALS

CONSOLIDATED

AUDITED

Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
NO APPLY					0

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 4 YEAR: 2005

SALES DISTRIBUTION BY PRODUCT

AUDITED

CONSOLIDATED

SALES

Final Printing

MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES					
EQUIPMENT SALE	0	15,511,354	0.0		
MONTHLY RENT	0	9,311,218	0.0		
TIME AIR	0	30,264,621	0.0		
LONG DISTANCE	0	9,389,206	0.0		
OTHERS	0	24,751,052	0.0		
FOREIGN SALES					
EQUIPMNET SALE	0	18,541,168	0.0		
MONTHLY RENT	0	17,942,278	0.0		
TIME AIR	0	27,112,942	0.0		
LONG DISTANCE	0	3,980,978	0.0		
OTHERS	0	25,348,382	0.0		
TOTAL		182,153,199			

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL QUARTER: 4 YEAR: 2005

AMERICA TELECOM, S.A. DE C.V.

SALES DISTRIBUTION BY PRODUCT

AUDITED CONSOLIDATED

FOREIGN SALES

Final Printing

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT					
EQUIPMENT SALE	0	18,541,168			
MONTHLY RENT	0	17,942,278			
TIME AIR	0	27,112,942			
LONG DISTANCE	0	3,980,978			
OTHERS	0	25,348,382			
	0	0			
FOREIGN SUBSIDIARIES					

TOTAL		92,925,748	

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 4 YEAR: 2005

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

AUDITED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
A-1	0.0000	4	3,458,377,800	0	0	3,458,377,800	886,842	0
TOTAL			3,458,377,800	0	0	3,458,377,800	886,842	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION: 3,458,377,800

NOTES

PROJECT, AMOUNT EXERCISED AND PROGRESS PERCENTAGE

NO APPLY

Significant accounting policies

The most important accounting policies and practices followed in the preparation of these financial statements are described below:

a) Consolidation

The consolidated financial statements include the accounts of América Telecom and those of the subsidiaries referred to in Note 1. All of the companies operate in the telecommunications sector or provide services to companies operating in such sector. Minority interest relates to America Movil and foreign subsidiaries.

All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

b) Revenue recognition

The Company recognizes revenues from the following activities: sale of airtime (including interconnection under the calling party pays program), monthly rent, long distance charges, other services (including roaming, value added services and other service charges), as well as the proceeds from the sale of cellular phones and accessories.

Revenues are recognized at the time services are provided. Mobile telecommunications services are provided either under prepaid (calling cards) or under contract (post-paid) plans. In both cases, airtime revenues are recognized as a customer uses the airtime or when the card expires in the case of prepayments or for unused airtime.

Monthly basic rent under post-paid plans is billed in arrears based on the rates approved by the regulatory authorities in each country and corresponds to services rendered, except in Mexico and Colombia, where basic monthly rent is billed one month in advance. Revenues from basic monthly rent in Mexico and Colombia are deferred and are recognized at the time services are provided.

Revenues from interconnections services, which consist of calls of other carriers that enter the Companys cellular network (incoming interconnections services), are recognized at the time the service is provided. Such services are billed based on rates previously agreed with the other carriers. Such rates are regulated by the respective authorities.

Long distance charges refer to airtime used in receiving from or making calls to regions or coverage areas outside of the area where the customer service is activated. The related revenues are recognized at the time the service is provided.

Roaming charges represent airtime charged to customers for making or receiving calls outside their coverage areas or abroad. The related revenues are recognized at the time the service is provided based on the rates agreed upon with other domestic and international carriers.

Value added services and other services include voice services and data transmission services (such as two-way written messages, call information, emergency services, among others). Revenues from such services are recognized at the time they are provided.

Sales of handsets and accessories, which for the most part are made to authorized distributors, are recorded as revenue when the products are delivered and accepted by the distributor and they do not have return rights and probability of collection is reasonable assured.

The Company usually does not charge activation fees to its customers; however, in certain regions and depending upon market and competition strategies, certain activation fees are charged. The Company recognizes revenues from these fees when billed. These revenues are not deferred because they are not significant to the Companys financial statements.

Telgua, ENITEL and CTEs revenues from telephone line installation fees are deferred and recognized over the estimated useful life of subscribers.

c) Cost of cellular telephone equipment

The cost related to cellular telephone equipment is recognized in statement of income at the time the corresponding income is recognized. Shipping and handling costs for wireless handsets sold to distributors are classified as costs of sales.

d) Interconnection costs

Interconnection costs represent the costs of outgoing calls from the Companys cellular network to other carriers network, the costs of link-ups between fixed and cellular networks, long distance charges and rent paid for use of infrastructure (links and ports), all of which are recognized as costs at the time the service is received.

e) Commissions paid to distributors

Commissions paid with respect to the activation of postpaid customers are recognized as expenses at the time the new customer is activated and may begin using the Companys network. Commissions paid with respect to the activation of prepaid customers are recognized as deductions from the revenues received from the customer.

Loyalty and sales volumes commissions are accrued on a monthly basis on the basis of statistical information regarding customer retention, sales volume and the number of acquired customers by each distributor. Loyalty commissions are paid for each customer acquired by a distributor who remains as a customer of the Company for a specified period of time.

f) Recognition of the effects of inflation

The Company recognizes the effects of inflation on financial information as required by Mexican accounting Bulletin B-10, Accounting Recognition of the Effects of Inflation on Financial Information, issued by the Mexican Institute of Public Accountants (the MIPA). Consequently, the amounts shown in the accompanying financial statements and in these notes are expressed in thousands of constant Mexican pesos as of December 31, 2005. Accordingly, the financial statements have been restated as follows:

Plant, property and equipment and construction in progress were restated as described in Note 7. Depreciation is computed on the restated value of telephone plant and equipment using the straight-line method based on the estimated useful lives of the related assets, starting the month after the assets are put into use.

Annual depreciation rates are as follows:

Telephone plant 10% to 33%
System performance monitoring equipment included in telephone plant 33%
Buildings 3%
Other assets 10% to 25%

Inventories are valued at average cost and are presented at their estimated replacement cost, which is not in excess of market value. Cost of sales represents estimated replacement cost at the time inventories were sold, restated in constant pesos at year-end.

Capital stock, retained earnings, capital reserves and other non-monetary assets have been restated based on the Mexican National Consumer Price Index (NCPI).

Other accumulated comprehensive loss items include the following: a) deficit from restatement of stockholders equity, which consists of the accumulated monetary position gain determined at the time the provisions of Bulletin B-10 were first applied, which at December 31, 2005 and 2004 aggregates P.(17,903) and P.(17,903) respectively; b) the result from holding non-monetary assets, which represents the net difference between restatement by the specific indexation method (see Note 7) and restatement based on the NCPI, which at December 31, 2005 and 2004 aggregates P.(5,534,555) and P.(3,516,244), respectively; c) the effect of translation of foreign entities, which at December 31, 2005 and 2004 aggregates P.(624,122) and P.(478,453), respectively; d) the effect of the valuation of hedging instruments, which at December 31, 2005 aggregates P.(49,224); and e) the effect of the valuation of unrealized losses on available for sale instruments, which at December 31, 2005 aggregates P.(343,821).

The net monetary gain represents the effect of inflation on monetary assets and liabilities. The related amounts are included in the statements of income under the caption Comprehensive financing (cost) income.

Statement of changes in Financial Position

Mexican accounting Bulletin B-12, Statement of Changes in Financial Position, issued by the MIPA specifies the appropriate presentation of the statement of changes in financial position based on financial statements restated in constant Mexican pesos. Bulletin B-12 identifies the sources and applications of resources representing differences between beginning and ending financial statement balances in constant Mexican pesos. In accordance with this Bulletin, monetary and foreign exchange gains and losses are not treated as non-cash items in the determination of resources provided by operations.

g) Basis of translation of financial statements of foreign subsidiaries

The financial statements of foreign subsidiaries and affiliates which in the aggregate account for approximately 51% and 48% of the Companys total operating revenues in 2005 and 2004, respectively, and approximately 78% and 65% of the Companys total assets in each of 2005 and 2004, are translated into Mexican pesos in conformity with Mexican accounting Bulletin B-15, Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations, issued by MIPA, as follows:

The financial statements as reported by foreign subsidiaries are adjusted from local generally accepted accounting principles in each country to conform to Mexican GAAP, which includes, among other adjustments, the recognition of the effects of inflation

as required by Mexican accounting Bulletin B-10 (as described above), using restatement factors of each country.

The financial information already restated to include inflationary effects, is translated to Mexican pesos as follows: 1) all balance sheet amounts, except for stockholders equity accounts, were translated at the prevailing exchange rate at year-end; 2) stockholders equity accounts were translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated, 3) statement of income accounts were translated at the exchange rate at the end of the reporting period.

Exchange rate differences and the monetary effect derived from intercompany monetary items were not eliminated in the consolidated statements of income.

The difference resulting from the translation process is called Effect of translation of foreign entities and it is included in stockholders equity under the caption other accumulated comprehensive loss items. At December 31, 2005 and 2004, translation (loss) income aggregated P.(322,155) and P. 8,964,823, respectively.

Financial statements at December 31, 2004, of the foreign subsidiaries, were restated to constant Mexican pesos with purchasing power at December 31, 2005 based on the annual rate of inflation in Mexico. The effects of inflation and variances in exchange rates were not material.

(1) EN ESTE ANEXO SE INCLUYE LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS

0 82-34636



12-31-05
AR/S

AMÉRICA TELECOM, S.A. DE C.V.

INSURGENTES SUR # 3500, COL. PEÑA POBRE
MEXICO, D.F., C.P. 14060

ANNUAL REPORT FILED PURSUANT TO THE GENERAL PROVISIONS APPLICABLE TO SECURITIES ISSUERS AND OTHER STOCK MARKET PARTICIPANTS FOR THE YEAR ENDING ON DECEMBER 31, 2005

Ticker Symbol: "AMTEL"

Series-A1 Shares, without par value corresponding to the fixed minimum capital not entitled to withdrawal that are outstanding as of December 31, 2005:

3,458,377,800 series-A-1 shares


COTIZA EN
BOLSA MEXICANA DE VALORES
AMTEL

The securities of América Telecom Telecom, S.A. de C.V. are registered in the Securities Section of the National Registry and are listed on the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A. de C.V.). Inscription in the National Share Registry does not certify the creditworthiness of the security and solvency of the issuer.

I) GENERAL INFORMATION

a) Glossary of Terms and Definitions.

ADS	American Depositary Shares
ADRS	American Depositary Receipt Shares
"América Telecom", "AMTEL" or the "Company"	América Telecom, S.A. de C.V.
AMX or América Móvil	América Móvil, S.A. de C.V. and subsidiaries
Banco Inbursa	Banco Inbursa S. A., Institución de Banca Múltiple, Grupo Financiero Inbursa. (Full-Service Bank)
BMV	Mexican Stock Exchnage
"CGT" or "Telecom"	Carso Global Telecom, S.A. de C.V.
CICSA	Carso Infraestructura y Construcción, S.A. de C.V.
CNBV	National Banking and Securities Commission.
COFECO	Comisión Federal de Competencia (Antitrust Commission)
COFETEL	Federal Telecommunications Commission
Provisions	General Provision applicable to securities issuers and other participants in the stock market, published in the Official Gazette of the Federation on March 19, 2003.
Dollars	Legal tender of the U.S.
EBITDA	Earnings Before Interest, Taxes, Depreciation and Amortization. Also known as operating flow.
GCarso	Grupo Carso S.A. de C.V.
GFInbursa	Grupo Financiero Inbursa, S.A. de C.V.
IDEAL	Impulsadora del Desarrollo y el Empleo en América Latina, S.A. de C.V.
IMCP	Mexican Institute of Public Accountants

Indeval	S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores (Securities Deposit)
INPC	National Consumer Price Index
Inversora Bursátil (Full-Service Bank).	Inversora Bursátil, S.A. de C.V. Casa de Bolsa, Grupo Financiero Inbursa.
LGSM	General Corporation and Partnership Law
LIBOR	*London Interbank Offer Rate.*
LMV	Securities Exchange Law.
Mancera	Mancera, S.C., Integrante de Ernst & Young Global
México	United Mexican States
New LMV	New Securities Exchange Law, published in the Official Gazette of the Federation on December 30, 2005
PCGA	Generally Accepted Accounting Principles in Mexico
Pesos	Legal currency of Mexico (MXP)
PIB	Gross Domestic Product
PROFECO	Procuraduría Federal del Consumidor
RNV	National Share Registry
Telcel	Radiomóvil Dipsa, S.A. de C.V.
"Telmex" or "TMX"	Teléfonos de México, S.A. de C.V.

[Space left blank intentionally]

b) Executive Summary

The Company was incorporated on December 5, 2001 as the result of the spin-off from Telecom as agreed at said corporation's general extraordinary shareholders' meeting on November 30, 2001. The objective of said spin-off was to separate, within the Company, ownership of shares of América Móvil, whose main activity concerns the wireless-telephone industry and various international investments.

As a result of said spin-off, the Company acquired all the shares representing the capital stock of América Móvil that had been owned by Telecom. Also as a result of the spin-off, AMTEL was given various assets, which include: (i) the rights and obligations derived from the Service Rendering Agreement celebrated between América Móvil and Telecom; (ii) the entirety of the shares owned by Telecom, representative of the capital stock of Corporativo Empresarial de Comunicaciones, S.A. de C.V.; and (iii) the debt certificates ("Notes") issued by Telecom Américas Investments Ltd. and guaranteed by Bell Canada International Inc., a property of Telecom with a par value of approximately U.S. $92.7 million dollars. The unpaid balance of the aforementioned financial certificates was paid in full in March 2004, and the interests acknowledged were eliminated under the consolidation.

Once the spin-off from Telecom, as the corporation spun off from, was authorized, AMTEL's main investment was concentrated primarily in América Móvil, representing approximately 99% of its assets.

In May 2002, pursuant to the provisions set forth by the shareholders' meeting whereat the spin-off was agreed, the instruments that had been issued by the Company were delivered. In said process, Telecom shareholders received one share of AMTEL's paid-in capital stock for each share representative of Telecom's capital stock upon presentation and submission, in exchange, of the outstanding titles to which they were shareholders. As said shares were deposited with the Indeval, this right was exercised pursuant to applicable legal and administrative provisions.

The foregoing concluded the spin-off process consisting of the total separation of the shares issued by América Móvil, of which Telecom was the holding company. The Company's shares have been listed independently on the BMV since May 2, 2002.

As of December 31, 2005, there were 3,458,377,800 entirely subscribed and paid-in outstanding shares representing the Company's capital stock. The share price at the close of 2005 in the securities market was $51.69 Mexican pesos per, reporting a maximum price in December of $51.69 per share and minimum price in April of $27.82 per share.

The Company is a pure shareholder; therefore, the Company has no employees, and administrative services are provided by an affiliate company. As of December 31, 2005, 66.22% of América Móvil shares with the right to vote were directly or indirectly owned by the Company. Practically all of the Company's operations are carried out by its subsidiary, América Móvil. América Móvil was incorporated in September, 2000 as part of the spin-off from Telmex, the largest local and long-distance telephone concession holder in Mexico. América Móvil was established as a company independent from Telmex.

The following table shows the price variations for the Company's shares, as well as the amount of the price and trading index, as if these were comparable indexes. The first amount corresponds to the price at the close of the fiscal year ending on December 31, 2004, equivalent to 100.



Performance of Shares of Stock
(Dec 04 = 100)
170
160
150
140
130
120
110
100
90
80
70
Dic-04
Ene-05
Feb-05
Mar-05
Abr-05
May-05
Jun-05
Jul-05
Ago-05
Sep-05
Oct-05
Nov-05
Dic-05
IPyC
Amtel A1

[Space left blank intentionally]

The selected consolidated financial information shown below is partially based upon the Company's audited financial statements that were prepared by the Company and audited by Mancera. The selected financial information should be read together with the audited financial statements through Decemeber 31, 2005.

AMERICA TELECOM, S.A. DE C.V. AND SUBSIDIARIES
Selected Financial Information
Thousands of Constant MXP to December 2004
(Except for the share average)

Description	2005	2004
Operating Earnings	182,153,199	139,233,865
Operational Profit	34,010,664	23,467,421
Majority Net Profit	11,801,455	5,663,945
Majority Net Profit per Share	3.39	1.58
Investments in Fixed Assets	46,247,377	21,935,783
Depreciation and Amortization of the Fiscal Year	19,808,736	19,482,364
Total Assets	237,936,743	207,010,925
Long-Term Debt	63,311,587	71,087,555
Consolidated Net Worth	77,529,003	66,567,619

Data		
Majority Net Profit	11,801,455	5,663,945
Share Average (millions of shares)	3,481	3,564
Majority Net Profit per Share	3.39	1.58
Investments in Fixed Assets	46,247,377	21,935,783

c) Risk Factors

The Company and its subsidiaries may be exposed to structural changes due to economic and financial adjustments that occur in the national and international market.

Below are the risk factors that the Company believes could have a major impact on its operation earnings. These should be taken into consideration by the investing public.

The risks and uncertainties described in this report are not the only ones faced by the Company; nevertheless, this report aims at describing the most important risks. There may be other risks that affect its operations and activities.

The risks set forth below shall be considered together with América Móvil's risk factors, which are described later herein.

Risks Inherent to the Company

Risks Related to the Company's Strategy

In line with América Telecom's business strategy, its main assets are shares of América Móvil. The value of the shares of América Telecom is correlated to the price of América Móvil's shares. América Móvil is exposed to various risk factors that are included in Section 2 of this report, which corresponds to the specific information concerning said company.

Volatility in Share Price

The Company's shares are subject to volatility. Volatility of the price of shares of AMTEL, as the holding company, is related to the volatility of América Móvil's shares.

Risks Related to the Company's Debt

América Telecom implements financing operations whereby it uses América Móvil shares as a guaranty. If the price of América Móvil's shares in the securities markets decreases below the pre-established parameters set forth in the conditions to said financing schedules, the Company is obligated to contribute more cash resources as a supplemental guaranty.

The financial cost of América Telecom's non-consolidated debt is served with flows from the dividends decreed by América Móvil, its principal subsidiary, and by the revenue it receives from such for technical and financial support. If América Móvil's financial situation deteriorates to the extent that it is no longer able to pay dividends, the Company could face liquidity problems and put compliance with its financial obligations at risk.

América Telecom's non-consolidated debt as of the close of 2005 was in foreign currency, of which 73.91% is long-term. The Company's non-consolidated flows are in pesos; therefore, a significant variation in the exchange rate could affect the Company's capacity to pay.

Risks Related to Majority Shareholders and the Capital Structure.

To December 31, 2005, approximately 66.22% of América Telecom's shares with the right to vote were directly or indirectly owned by the Company, whose principal shareholders are Carlos Slim Helú and members of his immediate family, and who may designate the majority of the members of the board of directors and affect the result of the other actions that require shareholders' votes.

Risk from Being a Shareholder.

The Company's shares are represented substantially by its subsidiaries' shares, which could be a risk factor for the Company.

Transactions with Affiliate Companies that Create Potential Conflicts of Interest

The Company carries out financial as well as business operations with some affiliates, with Telmex, GFInbursa and its subsidiaries and GCarso, as part of its ordinary course of business and in accordance with market conditions. Operations with affiliate companies could generate potential conflicts of interest. *(See: Administration – and – Operations with Related Parties and Conflicts of Interest s- in Section 2, Number 4, Item b) of these presents).*

Risks Inherent In Operations with Subsidiaries.

Important Growth in Competition in the Wireless Industry

The strong and growing competition in the wireless industry could adversely affect América Móvil's revenue and profitability. Consequently, the Company's earnings will be affected.

América Móvil's wireless businesses face strong competition that generally comes from at least another wireless service provider. Each day, it faces greater competition from multiple providers. In addition, the corporation faces competition from land-line service providers and each day faces greater competition from other service suppliers, such as cable, radio-localization and internet providers.

Competition in the markets in which América Móvil operates has intensified over the last few years. The corporation foresees said competition intensifying in the future as a result of new competitors entering the market, the development of new technologies, products and services, and the tendering of new radio spectrums. In addition, América Móvil foresees the tendency to consolidate that presently dominates the wireless industry to continue to the extent that the companies respond to the need to reduce costs and obtain additional radio spectrums. This tendency may result in the existence of bigger competitors with greater financial, technical, promotional and other resources that compete with the corporation's businesses. In January 2005, Telefónica Móviles completed the acquisition of the wireless companies of BellSouth in Venezuela, Colombia, Argentina, Chile, Ecuador, Panamá, Perú, Guatemala, Uruguay and Nicaragua. As a result of said acquisition, Telefónica Móviles, which has significant operations in México and Brazil and in some of the other markets in which América Móvil participates, became América Móvil's largest regional competitor.

Among other things, competitors of América Móvil could:

- grant larger subsidies for the purchase of cellular apparatuses;
- offer larger commission to distributors;
- provide air time or other services for free (such as internet access);
- expand its networks more rapidly; or
- develop and launch new wireless technology with greater speed.

América Móvil foresees that the competition will obligate it to increase its publicity expenditures and to reduce the price of its services and cellular-telephone apparatuses. In addition, in some of the markets where América Móvil operates, portability requirements have been introduced whereby users can change wireless-service providers without the need to change their telephone number; in the future, said requirements could be established in other markets. These occurrences could result in a decrease in operating margins, the existence of a greater number of choices for users, possible confusion among consumers, and greater client turnover among different competitors, which could cause América Móvil difficulty in retaining its present subscribers and attracting new clients. Costs related to attracting new subscribers also could continue to increase, which would lead to a decrease in América Móvil's profitability despite growth in the number of subscribers.

América Móvil's ability to compete successfully will depend on the quality of its services and customer support, its marketing and its ability to foresee and respond to the different competition factors that affect the telecommunications industry, including the availability of new services and technologies, changes in consumer preferences, demographic shifts, the economy and competitors' price-discount strategies. Should América Móvil not succeed in responding to the competition and countering the decrease in prices by means of capturing new users, increasing the use of its services and introducing new services, its revenue and profitability could decrease.

The strategies adopted by América Móvil to counter the aforementioned high levels of competition will be summarily important for maintaining América Móvil's and, consequently, the Company's, earning levels.

Governmental Regulation Could Adversely Affect the Company's Activities.

Given that the Company is a shareholder and all its operations are carried out by its subsidiaries, principally América Móvil, and given that América Móvil's operations are subject to considerable governmental regulation, the Company's operations could be adversely affected by legislative reforms and changes in regulatory policies. Agreements concerning the concession, construction, operation, sale, resale and interconnection of wireless-telecommunications services in Latin America and other countries are regulated to different extents by governmental authorities. Any governmental authority with jurisdiction over América Móvil's companies could adopt new provisions or modify provisions presently in effect, which could adversely affect América Móvil.

In particular, regulation of the rates that operators can charge for their services could significantly and adversely affect América Móvil as it would reduce its profit margins. In Mexico, Telcel´s operations are subject to considerable governmental regulation, principally by COFETEL, the Federal Antitrust Commission and the Federal Consumer Protection Agency, and could be adversely affected by legislative reforms or measures adopted by the government.

The Department of Transportation and Communication is authorized to impose specific conditions upon the rates and other aspects on any operator that the Federal Antitrust Commission deems to exercise substantial power in the market in question. Although no resolution of the kind has been issued until now with respect to Mexico's wireless market, neither América Móvil nor the Company can guarantee that, in the future, regulatory authorities will not adopt a resolution in said sense with respect to Telcel or that it will not impose specific conditions with respect to Telcel's rates and other special conditions, such as the establishment of additional requirements concerning divulging information or service quality. Any new provision of this manner could have a significant effect on América Móvil's activities and, indirectly, on the Company.

Recently, the COFETEL issued certain provisions that shall become effective in October 2006, whereby "the caller pays" system would extend to all the calls made to cell phones in Mexico. Presently, "the caller pays" system is applicable to calls made within a local area. Pursuant to this initiative, all air time would be paid by the person placing the phone call, without regard for the location in which the receiver is located. There is no certainty with regard to the manner in which these provisions will affect América Móvil's earnings should they become effective. These provisions could increase use of the services and the number of subscribers to América Móvil, but could reduce revenue per call.

Many Latin American countries have already deregulated and privatized communication services, including wireless services, and many laws, regulations and instruments that govern América Móvil's operations in Argentina, Brazil, Colombia, El Salvador, Guatemala, Honduras and Nicaragua were made known or became effective recently, Therefore, there are few precedents that allow América Móvil to predict the impact of these provisions on future operations. In addition, Brazil's National Telecommunications Agency ("ANATEL") has begun to hold hearings to discuss the possible adoption of cost-based methods for establishing connection fees charged by operators pertaining to the same economic group that has substantial power in the market. It is still not clear what the bases will be to determine that an operator pertains to an economic group with substantial power in the market for the purpose of said provisions. Given the magnitude of its operations in Brazil, it is possible that it be determined that América Móvil pertains to an economic group that exercises substantial power in the market. Should these methods be adopted and should it be determined that the corporation constitutes an economic group with substantial power in the market, revenue and earnings from América Móvil's operations and from América Móvil's companies in Brazil could be affected, consequently affecting the Company's earnings. Likewise, changes in the government could lead to the adoption of competition, privatization and tax policies vis-à-vis communication services, which could adversely affect América Móvil's operations and those of its subsidiaries in Latin America. Said restrictions, which could consist in the establishment of preferences with respect to the title to concessions and in telecommunications shares remaining in the hands of national investors and not foreign investors, or in the hands of the government and not the private sector, could result in the impossibility for América Móvil or its subsidiaries to continue developing operations. These restrictions could result in lost profit for América Móvil and the Company or in the need to invest in shares, which could significantly and adversely affect América Móvil's activities and earnings. (*See: - Risk Factors for América Móvil – and – Legal System – in Section 2 of these presents*).

The Establishment of Additional Taxes and Government Fees over the Services Offered by América Móvil and over the Exploitation of Frequencies May Affect the Operational Earnings.

In the past, special taxes have been established over certain telecommunication services, as well as taxes and government fees over the exploitation of frequencies in Mexico, including amendments to the previous legal system. The establishment of such taxes or government fees may adversely affect the América Móvil's activities and operational earnings and, consequently, those of the Company.

Currently, the concessions of 800 MHz (Band B) radio-electric spectrum frequencies adjudicated before 2003 are obligated to pay the Mexican government annual charges that vary between 5% and 10% of the gross income received as a result of said concessions. However, the concessions of 1900 MHz (Band A and D) radio-electric spectrum frequencies are not obligated to pay government charges. Pursuant to certain reforms to the Federal Law on Government Fees in force and effect since 2003, the titleholders to concessions granted or extended as of January 1, 2003 are obligated to pay government fees for the use and exploitation of radio-electric spectrum bands. The amount of the annual government fees that América Móvil is obligated to pay may be significant and may vary depending upon the region and the corresponding radio-electric spectrum. Such government fees shall be enforceable regarding all radio-electric spectrum bands, including the bands such as Band B that currently is subject to annual government fees based upon income. Currently, América Móvil is not obligated to pay government fees in regard to its concessions for bands A, B, and D since these were adjudicated before 2003, but will be obligated to pay taxes regarding the 10 MHz of additional capacity in the 1900 MHz spectrum (Band F) that was acquired in 2005. Based upon the current legislation, these taxes total $255 million MXP each year for a 20 year term.

The applicability of said government fees to the extension of the concessions granted before 2003 has been subject to debate in Mexico because it may affect the competitors to various degrees and may affect the competition process. Currently, América Móvil does not foresee extending any of its concessions until 2010, but if authorized, the former intends to participate in the public tenders called to adjudicate additional radio-electric spectrums in Mexico. (See the section "- *Risks Related to the América Móvil's Activities*").

In The Future, América Móvil Will Have To Acquire Additional Capacity In The Radio Spectrum Or Build Additional Connection Facilities In Mexico So As To Expand Its Client List And Maintain Its Service Quality.

The radio spectrum granted as a concession is essential for América Móvil's growth and the quality of its services, in particular for GSM services. In order to use fewer spectrums, América Móvil could increase the density of its network by means of the construction of additional connection facilities, which could be highly costly and would be subject to local restrictions and authorizations.

In 2005, América Móvil acquired, by means of a public tender, 10 MHz of the 1900-MHz spectrum in each of the nine cellular regions into which Mexico is divided. In addition, América Móvil participated in and was awarded the tender for 10 MHz of additional capacity in three of the most important regions. After the tender, COFECO challenged the results thereof based upon the restrictions established by said authority with respect to the total amount of spectrum that may be awarded to tender offerors. América Móvil legally challenged the decision by COFETEL and obtained an unfavorable ruling (similarly to Telefónica Móviles). As a result, América Móvil cannot acquire the right to use this additional spectrum, which may be offered by COFETEL to other participants of future public tenders.

Participation in auctions of radio spectrums is subject to previous authorization from the government. Any restriction of América Móvil's capacity to acquire or use radio spectrums could significantly affect its operations.

It is clear from the foregoing that América Móvil must make various capital investments that will decrease the amount of resources susceptible to payment as dividends to the shareholders. Likewise, government limitations on participants in the radio-spectrum market could affect América Móvil' capacity to develop and its earnings, which subsequently would affect the Company's earnings.

América Móvil's Concessions and Licenses Can Be Revoked

In general, the terms of América Móvil's concessions and licenses demand that the operator comply with certain set requirements with respect to the construction of networks according to a schedule and that the operator maintain certain minimum quality, service and coverage standards. Should América Móvil breach these or other requirements, it could be subject to the revocation of said concessions or licenses, to the imposition of fines or to the government's adoption of other measures. América Móvil's capacity to comply with said requirements is subject, in certain aspects, to factors beyond its control. América Móvil cannot guarantee that its international operations will comply fully with the terms of its concessions or licenses.

The Federal Telecommunications Law and the concessions granted to Telcel contain various provisions whereby said concessions can be revoked by the Department of Transportation and Communication before their respective termination dates. Among other things, the concessions can be revoked should América Móvil breach the requirements and dates programmed for construction of its networks or should it not maintain certain minimum quality, service and coverage standards, such as, for example, the case of an unjustified service interruption or should it fail to comply with requirements applicable to connections. In addition, the Federal Telecommunications Law confers certain rights upon the Mexican government, including the right to revoke concessions by means of expropriation or to assume control of Telcel's network administration, facilities and personnel in the case of imminent danger to safety, the country's internal peace or the national economy, and imminent danger of natural disasters and severe public upheaval. The loss of any concessions could significantly and adversely affect activities and earnings from América Móvil's operation and, consequently, the Company's earnings.

América Móvil Has Invested in Countries that Have Little Experience and Could Fail When Faced with New Challenges and Risks Inherent in Said Countries

América Móvil has invested in a growing number of telecommunications companies dedicated to activities other than what has historically been its principal business, which is rendering wireless-telecommunications services in Mexico. It plans to continue to invest in this type of company in the rest of Latin America. These companies are located in some countries in which América Móvil has little experience and could pose risks to which the corporation has not been previously exposed. Some companies are located in countries that could pose risks that are different from or greater than those inherent to Mexico, including competition risks. Neither América Móvil nor the Company can guarantee the success of these companies.

América Móvil is Involved in Various Important Litigations

Some of América Móvil's subsidiaries are involved in important litigations that, should they be found against América Móvil's interests, could adversely affect América Móvil's activities, operating revenue, financial situation or prospects. In Mexico, Telcel is involved in various legal proceedings for presumed monopolistic practices. América Móvil cannot predict how these proceedings will be resolved, nor the fines or restrictions that could be imposed on its operations in Mexico should said proceedings be resolved against América Móvil's interests. Said restrictions that could be imposed by means of the establishment of a special system could include substantial limitations on América Móvil's capacity to implement operations as it does at present. Telcel is also involved in litigations related to the calculation of its connection rates (*See: Risk Factors for América Móvil – and – Legal System – in Section 2 of these presents*).

Failures in América Móvil's and Its Subsidiaries' Systems Could Cause Service Delays or Interruptions, Which Could Result in a Loss of Subscribers and Revenue

América Móvil will need to be able to continue providing reliable service to its clients via its telecommunications network. Some of the risks to which América Móvil's telecommunications network and infrastructure are exposed include the following:

- physical damage to access lines;
- current interruptions or voltage variations;
- limitations to the use of radio bases;
- software defects; and
- interruptions beyond América Móvil's control.

Failures can lead to service interruptions or reduce capacity for clients, which could result in the loss of clients and the need to disburse additional expenses. Said circumstances would affect América Móvil's earnings and, as a result, those of the Company.

An Increase of the Present Deactivation Rate Could Adversely Affect América Móvil's Operations

The cost involved in the acquisition of a new client is much higher than the cost involved in maintaining an existent customer. Therefore, the deactivation of subscribers could significantly and adversely affect revenue from América Móvil's operations even when América Móvil manages to acquire one new subscriber for each subscriber lost.

Given the great majority of subscribers to América Móvil are clients with pre-paid plans, América Móvil does not have long-term agreements therewith. During the twelve-month periods ending on December 31, 2004 and 2005, América Móvil's average monthly consolidated deactivation rate was 2.90% and 2.81%, respectively. Should it be the case that América Móvil experience an increase in its deactivation rate, its capacity to increase its revenue could be significantly affected. In addition, the generalized deterioration of the economy could result in an increase in América Móvil's deactivation rate, in particular among users of the prepaid plan.

Risks Related to the Wireless Industry in General

Changes in the Wireless Industry Could Affect América Móvil's Future Financial Performance.

The wireless-communications industry is experiencing important changes. These changes include, among others, legislative reforms, the dizzying pace of incorporating digital improvements to analogue wireless systems, changes in industry standards, constant improvements to the capacity and quality of digital technology, the reduction of development cycles for new products, and changes in consumers needs and preferences. Both in Mexico and in the other countries wherein América Móvil operates there are uncertainties with respect to the pace and level of growth demanded by subscribers and to the extent to which the prices for air time and rental of lines will continue to decrease.

Presently, there are three digital technologies for wireless communications, which are not compatible with each other. Formerly, Telcel's digital networks and that of some of América Móvil's foreign companies used time division multiple access technology ("TDMA") while other foreign companies of América Móvil used code division multiple access technology ("CDMA"). América Móvil is in the processes of introducing the global system for mobile communication ("GSM") in all its markets. Telcel brought GSM service to Mexico in October 2002 and already has begun offering said service in Argentina, Brazil, Colombia, Ecuador, Guatemala, Uruguay, Honduras, Nicaragua and El Salvador. Should future wireless technologies that are more widely accepted not be compatible with the technologies used by América Móvil, América Móvil will be obligated to invest in assets greater than those budgeted so as to modernize and replace its technology and infrastructure.

América Móvil Could Suffer Significant Losses as a Result of Fraud in the Use of Wireless Services and its Inability to Handle Billing Duties Efficiently

América Móvil's cellular companies suffer losses and increased expenses as a result of unauthorized use of its analogue cellar networks. Said costs include administrative and capital costs related to detecting, monitoring and reducing the amount of fraud. Fraud also affect connection costs, capacity costs, administrative costs and payment to other operators for non-billable roaming services. In the fiscal year ending on December 31, 2005, Telcel reimbursed its clients approximately 1.8 million pesos due to cell fraud. Despite the fact that América Móvil attempts to combat this problem by means of implementation of anti-fraud technologies, it cannot guarantee said efforts will be fruitful or will not lead to significant increases in future costs.

Cloning, which is a form of wireless fraud, involves the use of readers and other electronic devices to illegally obtain telephone and electronic-series numbers during cellular transmissions. The combinations of stolen telephone and series numbers can be programmed into a cellar telephone and used to obtain undue access to cellular networks. Roaming frauds occur when a telephone programmed with a number stolen from an América Móvil subscriber is used to make fraudulent calls from another operator's market, generating roaming charges for América Móvil that cannot be charged to the subscriber.

Concerns with Respect to Health Risks from the Use of Cellular and Stationary Telephones Could Adversely Affect América Móvil's Activities

Some media report and other studies have related cellular-telephone and land-telephone radiofrequencies with certain health problems, including cancer, and have affirmed said emissions interfere with electronic medical devices, such as apparatuses for the hearing-impaired and pace makers. Although América Móvil is unaware of any study that unquestionably demonstrates that radiofrequency emissions constitute a health risk, concerns with respect to said emissions could discourage the use of cellular telephones, which could significantly and adversely affect revenue.

Government authorities could also increase regulation of cellular telephones and land phones as a result of said concern. In addition, in the United States, claims have been filed against some wireless service providers alleging that the use of cellular telephones is damaging to health, and América Móvil's companies could find themselves involved in similar litigations in the future. It continually carries out studies and research with respect to these concerns, and there is no guaranty that future studies or investigations will not demonstrate the existence of the relation between radiofrequency emissions and certain health problems.

Risks Related to Occurrences in Mexico and Other Countries

Economic, Political and Social Conditions in Latin America Could Adversely Affect América Móvil's Operations

América Móvil's financial performance could be affected by political, economic and general social conditions in the countries wherein it operates, especially in Mexico, Brazil and the countries of Central America. Various Latin American countries, including Mexico and Brazil, have faced important political, economic and social crises in the past, which could be repeated in the future. The region's instability has been caused by different factors, including the following:

- the important influence of governments on local economies;
- large fluctuations in economic growth;
- high inflation levels;
- changes in foreign exchanges;
- exchange controls or restrictions on transferring resources abroad;
- high local interest rates;
- price and wage controls;
- changes in governments' economic or fiscal policies;
- imposition of commercial barriers;
- unexpected regulatory changes; and
- political, social and economic instability in general.

The existence of adverse economic, political and social conditions in Latin America could inhibit the demand for wireless service and cause uncertainties in the environment in which América Móvil operates, which could have a significant and averse affect on América Móvil.

América Móvil's operations could be especially affected by situations in its two largest markets, Mexico and Brazil. Since 2001, Mexico has been experiencing a prolonged period of slow growth, primarily as a result of the economic deceleration of the United States. In 2005, the gross domestic product (GDP) in Mexico grew 2.7% in real terms. In 2004, the GDP grew 4.4%. Mexico has also experienced high inflation rates and elevated interest rates. In 2005, the annual inflation rate, measured in terms of changes in the National Consumer Price Index published by the Banco de México, was 3.3%.

In recent years, Brazil has experienced slow economic growth although the country's GDP in 2005 grew approximately 2.3% in real terms, compared to 4.9% in 2004. In the past, Brazil has experienced extremely high annual inflation rates, reaching 2,489% in 1993 and 929% in 1994, as measured in terms of Brazil's National Consumer Price Index. In 2003, 2004 and 2005, Brazil's inflation rate was 9.3%, 7.6% and approximately 5.7%, respectively. In the past, inflation, governmental measures to combat inflation and public speculation with respect to future measures have significantly and negatively affected the Brazilian economy.

Depreciations or Fluctuations Before the Dollar in Terms of the Currency in which America Móvil Carries Out its Operations May Adversely Affect its Financial Situation and Operational Earnings.

Because a substantial part of the debt is set forth in dollars, America Móvil is affected by the fluctuations in the currency value used in its operations before the dollar. Any changes to the various currencies that America Móvil uses in its operations, before the Mexican peso, which is the currency used by America Móvil to prepare its financial statements, and before the dollar, may generate profits or losses in exchange rate over the net debt and its accounts receivable in dollars. During the fiscal years 2004 and 2005, the fluctuations in the exchange rates caused American Móvil to report earnings in the exchange of $2.526 billion and $2.940 billion (equivalent to 9.3% of its net profits in 2005), respectively. However, in the previous fiscal years America Móvil reported losses in the exchange rates. Additionally, the fluctuations between the Peso and the currencies used by America Móvil's foreign subsidiaries affect the earnings thereof since these are expressed in Pesos. America Móvil foresees that the exchange rate fluctuations will continue to affect its income and financial expenditures.

The significant devaluation or depreciation of any of the currencies that America Móvil uses in its operations may also cause instability in the international currency market and limit America Móvil's capacity to transfer or convert said currencies to dollars or other lawful monies in order to timely pay the principal amount of its debt and interests thereof. Currently, the Mexican government does not restrict and for many years it has not restricted the right or capacity of Mexican individuals or legal entities from converting pesos to dollars or from transferring currencies abroad. However, in the future, the Mexican government could implement restrictive exchange policies.

Change in the Mexican Federal Government

In 2006, presidential elections were held in Mexico. However, we cannot predict the results. As a result of the possible changes in the governmental structures and in the prevailing economic models and strategies in Mexico and the possibilities of post-electoral conflicts, the legal and financial conditions necessary to develop the business of the Company's subsidiaries may be affected. This could influence the subsidiaries' earnings and consequently, the Company's earnings.

Influence of Internal Decisions of the US Economy in Worldwide Markets

The increase in interest rates in the US significantly affects the operations in the stock exchanges around the world since the worldwide investors modify their investment decisions based upon variations to the risk level in the US. In turn, this generates movements in the price index for debt instruments and capital traded in the Mexican and worldwide stock exchanges.

d) Other Securities

In May 2002, América Telecom registered the shares representing its capital stock in the Securities Section of the RNV for trading on the BMV.

In addition, América Telecom has the following securities registered with the RNV:

Stock-Market Certificates

America Telecom's Stock-Market Certificates

By means of official communiqué DGE-153-345438, dated November 8, 2005, the CNBV authorized the Company to issue short-term stock-market certificates for a total $6 billion pesos, with a maturity date of December 4, 2006. As of the drafting of this report, the Company has alloted $5.9 billions pesos of this issuance.

By means of official communiqué DGE-153-515734, dated January 9, 2006, the CNBV authorized the Company to issue short-term stock-market certificates for a total $1.5 billion pesos, with a maturity date of January 17, 2007. As of the drafting of this report, the Company has allotted all of this issuance.

Afterwards, by means of official communiqué DGE-153-515882, dated April 17, 2006, the CNBV authorized the Company to issue short-term stock-market certificates for a total $2.5 billion pesos, with a maturity date of April 14, 2007. As of the drafting of this report, the Company has allotted all of this issuance.

All of these issuances were placed in the national market with maturities in 2006 and 2007. To date, the Company up-to-date in the interest payments owed to the holders of the aforementioned short-term stock market certificates.

The table below shows the details of the authorizations of the short-term stock-market certificates:

TABLE OF THE CURRENT SHORT-TERM STOCK MARKET CERTIFICATES					
Issuer	**Official Communiqué Program**	**Amount of Program**	**Code**	**Date of Authorization**	**Maturity Date**
América Telecom	DGE-153-345438	6,000,000,000	Amtel	Nov.-05	Dec-06
América Telecom	DGE-153-515734	1,500,000,000	Amtel	Jan-06	Jan-07
América Telecom	DGE-153-515882	2,500,000,000	Amtel	Apr-06	Apr-07

America Móvil's Stock-Market Certificates

The CNBV has authorized four programs for America Móvil to issue unsecured stock-market certificates with Telcel as third party guarantee for an amount of up to $5 billion pesos each. To

December 31, 2005, America Móvil has made issuances to cover the first three programs for amounts that vary from $400 million pesos up to $1.75 billion pesos and each having maturity dates fluctuating between 3 and 7 years. Generally, these issuances pay a determined floating rate as a differential over the TIIE and CETES rates.

Commercial Paper.

The Company has a line of commercial paper available for an amount of $3 billion[1] pesos, which was authorized by the CNBV. To December 31, 2005, said line was totally available.

The Company delivered to both the CNBV as well as the BMV the corresponding quarterly and annual information pursuant to the LMV and the Provisions. This includes the annual information regarding the annual ordinary shareholders' meeting, the board of directors' report submitted to the meeting, the statutory auditors' report pursuant to Article 166 of the LGSM, the annual financial statements audited by Mancera and other applicable information. In the case of the financial information that is reported quarterly, this is filed in an accumulated manner and is accompanied by the corresponding information for the previous year.

Moreover, the Company has submitted in a complete and timely manner from its incorporation up to this report, the reports that the applicable Mexican and foreign legislation require concerning significant events and periodical information.

e) Significant Changes to the Rights or Shares Inscribed in the RNV

The Company's shares were initially distributed on May 2, 2002, pursuant to the provisions of the shareholders' meeting whereat the spin-off from Telecom was resolved. On said date, Telecom's shareholders received one paid-in share of capital stock in the Company for each share comprising Telecom's capital stock to which they held title. As of said date, the Company became a new issuer on the BMV, under the ticker symbol "AMTEL Serie A1".

f) Public Documents

The Company's annual report to December 31, 2005 was submitted pursuant to the applicable legal of said date to the BMV and the CNBV. It is available for investors on the BMV's webpage (www.bmv.com.mx) and also on the Company's webpage (www.amtelecom.com.mx).

Likewise, investor who so which may request a copy of this report at the Company's Investor Relations Department with:

Mr. Jorge Serrano Esponda
Telephone: 5625-4900 ext. 1460
E-mail: jserranoe@inbursa.com.

[Space left blank intentionally]

[1] Billion: 10^9 [translator's note].

2) THE COMPANY

a) Issuer's Background and Development

Name

The Company is a variable capital business corporation duly incorporated under the laws of Mexico and denominated América Telecom, S.A. de C.V.

Incorporation

T he Company was incorporated as a variable capital business corporation as certified by public deed 108,937 dated December 5, 2001, granted under the hand and seal of Notary Public No. 129 in and for the Federal District, Mr. Ignacio Soto Borja y Anda. Said instrument is duly recorded in the Public Commercial Registry of the Federal District under commercial folio 282,297 dated December 13, 2001. The duration of the company is ninety-nine years as of December 2001.

Address and Telephone Numbers

The Company's main offices are located at Avenida Insurgentes Sur No. 3500, planta baja, Colonia Peña Pobre, C.P. 14060, México, D.F. The Company's telephone number is 5244-0802.

History and Description of Recent Events

On June 5, 2001, Telecom announced that it would begin the process to spin-off, from Telecom, a new financial group that would acquire the entirety of the shares issued by América Móvil, owned by Telecom. The foregoing was considered prudent since América Móvil's business faced regulatory and business environments that were very different those of Telmex.

By virtue of the foregoing, Telecom's general extraordinary shareholders' meeting held on November 30, 2001, approved the spin-off from said corporation, giving rise to the Company, The purpose of the spin-off was to improve the capacity of both América Telecom and Telecom in order to face the challenges and opportunities presented in their respective business sectors. Thus, as of December 2001, the Company's main investment consisted of shares representative of América Móvil's capital stock and was complemented with other minor investments, while Telecom's main investment consisted of shares representing Telmex' capital stock.

The establishment of two different public companies via the spin-off has been beneficial for both the Company and Telecom, since the administration and corporate strategies focus more specifically on the circumstances specific to each business, and each company can adopt a financial strategy than reflects its particular risks and potential yields.

Since its incorporation, América Móvil has designed, developed and executed a very ambitious business-expansion plan in Mexico and abroad, participating significantly in the wireless telephone market in various countries in Latin America.

Precedents of the Company's Subsidiaries and Associate Companies

On June 24, 1996, with the incorporation of Telecom, all Telmex shares owned by GCarso were transferred to Telecom as were the options equally acquired by GCarso.

In September 2000, Telmex announced it would spin off the cellular-telephone business and the majority of its international investments, mainly in the United States and Central America, to the newly created company of América Móvil. The purpose of the spin-off, approved by Telmex' board of directors, was to create two companies with different administrations, each focused on its business to quickly and efficiently capitalize on the challenges and opportunities that could arise in their respective markets. Telmex shareholders received an equal number of América Móvil's shares.

In November 2000, the spin-off from Telmex became effective. Once the registration processes for América Móvil were approved by Mexican and foreign authorities, its series-L, series-A shares and ADS were listed on the Mexican Stock Market, the New York Stock Exchange and the Madrid Stock Exchange in the first quarter of 2001.

América Móvil became the largest wireless provider in Latin America and one of the ten largest wireless providers in the world. América Móvil is comprised of the cellular-telephone business in Mexico and the majority of the international investments made by Telmex in the last years. In 2003, various strategic investments were an important aspect of América Móvil's expansion and allowed it to significantly expand its market of cellular-telephone use in Latin America.

In 2005, América Móvil increased its presence in Latin America, acquiring important investments in Latin America in Chile (Smartcom), Peru (América Móvil Peru) and Paraguay (AMX Paraguay, S.A.) which have secured América Móvil's place among the most important wireless-service providers in the world. *(For more information on América Móvil's most recent investments, see Section 2 of these presents).*

Recent Acquisitions

By virtue of three different agreements executed on April 2, 2006, América Móvil agreed to acquire the all of the equity interest that Verizon Communications, Inc. held in various companies. The latter is the shareholder of the capital stock of Verizon Dominicana, C. por A. ("Verizon Dominicana"), Telecomunicaciones de Puerto Rico, Inc. ("TELPRI") and Compañía Anónima Nacional de Teléfonos de Venezuela ("CANTV"). The acquisition of the company holding the shares of CANTV shall be carried out though a company whereby América Móvil and Telmex participate equally as co-investors. The close of each of these three acquisitions is subject to the condition that the necessary governmental authorizations are obtained as well as subject to other conditions precedent. None of these acquisitions is conditioned to the close of the others, and América Móvil hopes to conclude one of these acquisitions as soon as possible once all of the applicable conditions have been complied or dispensed with at the close of said particular acquisition. Each of these agreements is subject to a termination if the conditions provided thereof are not complied or dispensed with at a preset date.

América Móvil agreed to acquire the control of 100% of the shares representing the capital stock of Verizon Dominicana, C. por A. for $2.062 billion dollars. This price supposes that at the closing date, Verizon Dominicana does not have any debt whatsoever, and is subject to the adjustments in case any change to the net debt and work capital of the latter at such date. Verizon Dominicana is the largest telecommunication service provider in the Dominican Republic. According the information provided to América Móvil, to December 31, 2005, Verizon Dominicana has more than 752,000 fixed telephone users and 1.8 million cellular telephone users.

América Móvil agreed to acquire the control of 52.01% of the shares representing the capital stock of TELPRI for $939 million dollars. This price supposes that at the closing date, TELPRI's net debt is not greater than 523 million dollars and is subject to the adjustments to the changes of the net debt and work capital of the latter at such date. América Móvil is obligated before Verizon to make a purchase offer regarding TELPRI's shares of stock owned by the rest of the shareholders, at the same price per share and subject to the same terms and conditions of the agreement with Verizon (including adjustments to the purchase price). Twenty eight percent (28%) of TELPRI's shares of stock are owned by Autoridad de Teléfonos de Puerto Rico, 13% is owned by Popular, Inc., and the remaining 7% is owned by an employee purchase option plan. Popular, Inc. has already agreed to sell its 13% equity interest to América Móvil, however to date the other TELPRI shareholders have not informed América Móvil if they are willing to sell their options to the latter. The acquisition of the remaining 47.99% of TELPRI's shares of stock shall obligate América Móvil to pay an additional $866.4 million dollars (whereby 234 million dollars shall be paid by Popular, Inc.). TELPRI is the largest telecommunication and service provider and the second largest cellular service provider in Puerto Rico. Pursuant to the public information issued by TELPRI, to December 31, 2005, the latter had 1.1 million of access lines and 485,000 cellular telephone users.

The company in which América Móvil and Telmex participate as co-investors agreed to acquire Verizon's equity interest in CANTV for $676.6 million dollars. This price is equivalent to $3.01 dollars per share of CANTV or $21.01 dollars per ADS of CANTV. Each ADS covers 7 ordinary shares of CANTV. Verizon holds an equity interest of approximately 28.51% in CANTV. The company in which América Móvil and Telmex participate as co-investors shall acquire Verizon's equity interest in CANTV by purchasing a subsidiary of Verizon that is the direct holder of all the shares and ADS of CANTV that correspond to Verizon. According to the laws of Venezuela, after the close of the Verizon's equity interest acquisition in CANTV, and subject to obtaining all the necessary governmental authorizations the company in which América Móvil and Telmex participate as co-investors, the aforementioned shall make a purchase offer regarding: (i) the remaining shares regarding CANTV's capital stock, at a price in bolivares equivalent to the price per share paid to Verizon, at the official exchange rate established by the Venezuelan authorities, and (ii) the rest of CANTV's ADS, at the same price per ADS paid to Verizon. CANTV is the leading telecommunications service provider in Venezuela. According to the public information issued by CANTV, to December 31, 2005, the latter had approximately 3.1 million fixed telephone users and more than 5.1 million cellular telephone users.

Principal Investments

The following table shows the number of América Móvil's shares and the equity interest percentage in regard to all of the shares of every series that the Company held to May 31, 2006, to December 31, 2005 and to December 31, 2004, respectively. It is important to note that in July 2005, América Móvil carried out a split of shares whereby each share was exchanged for three new shares. As a result, the information of the table below has been modified to reflect the consequences of the split as if it would have been carried out in 2004 in order for the figures to be comparable.

Series	Number of Shares (thousands)			% of Equity Interest		
	31-May-06	2005	2004	31-May-06	2005	2004
AA	7,587,453	7,587,453	7,587,453	69.55	69.52	69.35
A	144,417	144,417	144,420	19.29	18.98	17.36
L	6,898,130	6,898,130	7,088,120	28.16	28.07	27.48

In 2005, the Company sold 190 million series-L shares of América Móvil, which represented a total sale of $2.861 billion pesos.

b) Description of the Business

América Telecom's principal strategy consists of maintaining share participation in América Móvil and in identifying opportunities and seeking development thereof in the wireless-telecommunications sector, primarily in Mexico, Latin America and the Hispanic community of the United States.

The Company arose from a spin-off from Telecom on November 30, 2001 for the purpose of separating activities related to the wireless-telephone sector and other international businesses, which are presently concentrated in América Móvil.

i) Principal Activity

The Company is a pure holding company of shares from other companies, principally América Móvil. Its primary operations are carried out by its subsidiaries and consist of providing telecommunications services at the national and international level to residential and business clients that pursue a wide range of activities.

As of December 31, 2005, the shares issued by América Móvil, property of the Company, represented 81% of its total assets. América Móvil is the largest wireless-communication service provider in Latin America and one of the ten largest in the world, with more than 93.3 million cellular subscribers in 14 countries at the end of 2005. By means of its subsidiary Telcel, América Móvil offers cellular telecommunication services in the nine regions into which the territory of Mexico is divided by means of a network that covers approximately 62% of said territory, including the main cities, and reaches approximately 86% of the national population. As of December 31, 2005, Telcel had 35.9 million subscribers.

In addition, América Móvil participates in the telecommunications industries in Guatemala, Nicaragua, El Salvador, Ecuador, Brazil, Argentina, Colombia, Honduras, Uruguay, Venezuela, Spain and the United States. *(See: Information About América Móvil in Section 2 of these presents).*

ii) Distribution Channels

As mentioned, The Company is a pure shareholder; therefore, it does not carry out operation activities directly. Its operations are carried out by its subsidiaries, mainly América Móvil. *(See: Information About América Móvil in Section 2 of these presents)*

iii) Patents, Trademarks, Licenses and Other Agreements

The Company directly does not own patents, licenses or trademarks. However, América Móvil has various patents, licenses and trademarks registered. *(See: Information About América Móvil in Section 2 of these presents)*

iv) Principal Clients

The company does not have direct clients. Its clients are found at its subsidiaries' level, mainly América Móvil. *(See: Information About América Móvil in Section 2 of these presents)*

v) Applicable Legislation and Taxes

The Company is subject to compliance with the laws, regulations and provisions applicable to any variable-capital corporation, such as the Commercial Code, the LGSM, the LMV and all tax provisions.

Additionally, the Company, as a securities issuer, is also regulated by the LMV and the stock exchange provisions emanating thereof. As of December 2005, a new legal framework exists that was published in the Official Gazette of the Federation. Said new law shall become effective at the end of June 2006. According to the transitory articles of the new LMV, the Company shall have a term of 180 calendar days as of its effective date in order to adjust its bylaws to the new legal frame work pursuant to the terms established by the new LMV *(For further details about the new LMV, see Section 4, item d) Bylaws and other agreements).*

Governmental regulation could harm our international businesses, which are subject to a wide range of regulation that could adversely affect said businesses upon changes in laws, regulations or regulatory policies. Any authority with jurisdiction over our businesses can adopt or change regulations or take actions that could adversely affect us.

América Móvil is subject to certain provisions in the General Communication Routes Law, the Federal Telecommunications Law and various concessions granted to Telcel. *(See: Legal System in Section 2 of these presents).*

In addition, in the Company's ordinary course of business can be subject to economic competition provisions, with the Federal Antitrust Law and its Regulation applicable to the Company.

vi) Human Resources

Given that the Company is a pure holding company, it does not have employees. However, its subsidiaries have approximately 34,972 employees, of whom 87% are executive or management employees. Thirteen percent of all personnel are unionized. The Company has no direct relation with any union whatsoever; relations with unions take place at the subsidiary level, particularly by means of América Móvil.

vii) Environmental Measures

Because the Company is solely a holding company whose only assets are comprised of dhares in other corporations, the Company does not have an environmental policy, not does it have environmental certificates or acknowledgements.

viii) Market Information

The Company is a pure holding company whose primary investment is directed at the telecommunications sector. In 2005, América Telecom and its subsidiaries maintained their leadership position in the domestic market and an important presence in various Latin American countries, being top level participants in the telecommunications industry.

With respect to its competition due to its indirect participation in the telecommunications sector, there are groups that have been formed and that are channeling investments into said sector; said groups are from the same economic branch as the Company, both nationally and internationally.

The Company believes its leadership in the national economy, its experience in the telecommunications sector and the capacity of its administration give it strength for developing the business in Mexico and Latin America. Nevertheless, there are other groups that compete or that are disposed to compete in the same markets in which América Telecom participates. *(See: Information About América Móvil in Section 2 of these presents)*

ix) Corporate Structure

América Telecom is not part of a group and is a shareholding company, principally of América Móvil, a company in which, as of the close of 2005, it held 40.36% of the total shares and 66.22% of the shares with the right to vote. The Company has business relationships with subsidiaries, mainly offering them technical and financial support, for which it receives income.

América Telecom, by means of its subsidiary América Móvil, has investments in subsidiary and associated companies in the telecommunications sector in Mexico, Guatemala, Nicaragua, El Salvador, Nicaragua, Honduras, Equador, Brazil, Argentina, Colombia, Paraguay, Uruguay, Chile, Peru and the United States.

The following table lists América Telecom's direct and indirect main subsidiaries as of December 31, 2005 and 2004:

América Telecom's investments in its main and associated subsidiaries to December 2005 and 2004 is the following:

		Participation to December 31,	
Company Name	**Country**	**2005**	2004
Subsidiaries: (1)			
América Móvil, S.A. de C.V.	Mexico	**40.36%**	40.28%
Sercotel, S.A. de C.V. (Sercotel)	Mexico	**100**	100
Radiomóvil Dipsa, S.A. de C.V. (Telcel)	Mexico	**100**	100
TracFone Wireless, Inc. (TracFone)	United States	**98.2**	98.2
Telecom Américas, Ltd: (1) (Telecom Americas)	Bermuda	**98.9**	97.8
Claro Participacoes, S.A.	Brazil	**100**	
Alecan Telecomunicacoes, Ltda..	Brazil	**100**	97.8

Company Name	Country	Participation to December 31, 2005	2004
ATL-Telecom Leste, S.A. (ATL) (1)	Brazil		97.8
Americel, S.A. (Americel) (1)	Brazil	**98.54**	96.3
Telet, S.A. (Telet) (1)	Brazil	**99.03**	96.8
Tess, S.A. (Tess) (1)	Brazil		97.8
BSE, S.A. (BSE) (1)	Brazil		97.8
BCP, S.A. (BCP) (1)	Brazil	**99.9**	97.8
Stemar Telecomunicacoes, S.A. (STEMAR) (1)	Brazil		97.8
América Central Tel, S.A. (ACT): (2)	Guatemala	**100**	100
Telecomunicaciones de Guatemala, S.A. (Telgua)	Guatemala	**99.1**	99
Newcotel, S.A.	Guatemala	**99.1**	99
Servicios de Comunicaciones Personales Inalámbricas, S.A., (Sercom) (2)	Guatemala	**99.1**	99
Servicios de Comunicaciones de Nicaragua, S.A.	Nicaragua	**99.1**	99
Telglob, S.A. (2)	Guatemala		99
Telefonía Publica de Guatemala, S.A. (Publitel) (2)	Guatemala		99
Arrendadora en Telecomunicaciones, S.A.	Guatemala	**98.3**	98.3
AMX El Salvador, L.L.C.	Delaware	**100**	100
Compañia de Telecomunicaciones de El Salvador, de C.V. (CTE) **(3)**	El Salvador	**95.8**	94.9
CTE Telecom Personal , S.A. de C.V. (Personal)	El Salvador	**95.8**	94.9
Cablenet, S.A. de C.V. (Cablenet)	El Salvador	**95.8**	94.9
Telecomoda, S.A.de C.V. (Telecomoda)	El Salvador	**95.8**	94.9
Publicom, S.A. de C.V. (Publicom)	El Salvador	**95.8**	94.9
Comunicación Celular, S.A. (Comcel):	Colombia	**99.2**	99.2
Consorcio Ecuatoriano de Telecomunicaciones, S.A. (Conecel)	Ecuador	**100**	100
Corporativo Empresarial de Comunicaciones, S.A. de C.V.	Mexico	**99.9**	99.9
CTI Holdings, S.A. (4)	Argentina	**100**	100
CTI Compañia de Teléfonos del Interior, S.A., (CTI Interior)	Argentina	**100**	100
CTI PCS, S.A. (CTI PCS)	Argentina	**100**	100
Empresa Nicaragüense de Telecomunicaciones, (Enitel) (7)	Nicaragua	**99.3**	99
Servicios de Comunicaciones de Honduras, S.A. (Megatel) (5), (7)	Honduras	**100**	100
AM Wireless Uruguay, S.A. (6)	Uruguay	**100**	100
Smartcom, S.A. (7)	Chile	**100**	

(1) The term "Telecom Américas" shall be used hereinafter to refer to Claro Participacoes, S.A., Alecan, ATL, Americel, Telet, Tess, BCP, BSE and STEMAR collectively. All of these companies operate under Claro's commercial name. On December 31, 2005, ATL, Tess, BSE AND STEMAR were merged into BCP, the latter being surviving company. The merger was carried with figures as of said date and América Móvil's figures did not suffer any modification as a result of said transaction. At the date in which said financial statements were issued, the legal authorizations corresponding to the merger have been obtained.

(2) Includes operations in Nicaragua. On October 25, 2005, Telglob and Publitel were merged into Sercom, the latter being surviving company. This merger did not affect the Company's consolidated financial statements.
(3) The term CTE shall be used hereinafter to refer to CTE, Personal, Cablenet, Telecomoda and Publicom collectively.
(4) The term CTI shall be used hereinafter to refer to CTI Holdings, CTI Interior and CTI PCS collectively.
(5) In January 2005, Megatel changed its corporate name to Servicios de Comunicaciones de Honduras, S.A.
(6) In May 2004, AM Wireless Uruguay was established with an initial contribution of $11,830.
(7) Companies acquired in 2005 and 2004, see Note 9 for the description of the recognized purchase method.
(8) The amount of these investments is completely deteriorated and the Company is not obligated to make additional contributions. This is why the participation method is not recognized

América Telecom, via its subsidiaries, has authorizations, licenses, permits and concessions (collectively indistinctly known as the "Licenses") to construct, install, operate and exploit public and private telecommunication networks and render various telecommunication services in countries in which it has a presence (except for the United States of America). These have maturity dates in various dates in 2008 and 2028. As a consideration for ownership of the Licenses, the corresponding governments are paid a portion of the sales based upon the revenue for the services granted, whether though fixed percentages or in other cases based on the numbers of the operation channels (except Guatemala and El Salvador).

In 1999, América Móvil began to acquire foreign subsidiaries and to invest in Telecom Americas and its foreign affiliates. Over the last five years, América Móvil has acquired important companies in Latin America, and, in general terms, in the last few years, its international operations have registered growth in the number of subscribers greater than those in its Mexican operations. As a result of the foregoing, as of December 31, 2005, more than half the subscribers to América Móvil's wireless services were located outside Mexico. *(For more information on América Móvil's most recent investments, see Section 2 of these presents).*

x) Description of Main Assets

The Company's main assets are shares of América Móvil. Approximately 81% of the Company's total assets are in shares representing América Móvil's capital stock.

Derived from the loan agreements executed by the Company, the latter at times grants shares of América Móvil as guarantee. *(See Chapter 3 Financial Information, item c) Information about Significant Loans).*

The guarantees shall be exercised by the counterpart supposing the Company breaches its obligation to liquate the loan.

xi) Judicial, Administrative or Arbitration Proceedings

The Company, at the holding level, has no pending legal matters or pending legal, administrative or judicial proceedings to date. Nevertheless, its subsidiary América Móvil indeed has pending legal suits, *(For more information about Judicial, Administrative or Arbitration Proceedings, see Section 2 of these presents)*

xii) Shares Representing the Capital

To December 31, 2005, the Company's subscribed and paid-in capital stock totaled $886.8 million pesos, represented by 3.458 billion common or ordinary shares with full right to vote, registered, without par value, entirely subscribed and paid-in, and corresponding to series-A-1 shares representing the fixed capital stock, taking into account the shares repurchased by the Company under the terms set forth in Article 14 Bis-3, Section I, of the LMV. Since its incorporation, the Company has not increased its capital.

xiii) Dividends

At the annual ordinary shareholders' meeting, the board of directors submitted the Company's financial statements for the previous fiscal year and their report to the shareholders. Once the shareholders' approved the financial statements, they determined the Company's net profit distribution for the previous fiscal year. By law, 5% of the aforementioned net profits must be separated into a reserve fund that will not be available for distribution until the amount of said fund reaches 20% of the Company's capital stock (before the re-expression thereof in pesos becomes effective). The excess amounts may be distributed to other reserve funds that the shareholders establish, which include a reserve for the acquisition of the Company's own shares under the terms of Article Bis-3, Section I, of the LMV. The remainder net profit, if any, may be paid as dividends, according to the determination by the Company's shareholders' meeting or board of directors.

Series-A1 shareholders have equal rights per share and may be paid dividends and other payments, including any payment when liquidating the Company.

Since its incorporation, the Company has not ordered the payment of dividends. Due to its investment obligations and the payment of servicing of debt, the Company has been unable to pay dividends to its shareholders. Moreover, it is important to underscore that the board of directors does not have an express policy about ordering dividend payment or advising about such at corresponding shareholders' meeting if profits exist for any fiscal year.

3) FINANCIAL INFORMATION

a) Selected Financial Information

The following comments should be read together with the consolidated financial statements and their notes, which are included in this annual report. In addition, it should be noted that the Company's financial statements, as the Company is an indirect owner of various investments abroad, reflect financial information reviewed and drafted by qualified auditors in the countries wherein said investments are located. Given the foregoing, the Company's external auditor, in drafting his report, reviewed and analyzed the information pertaining to the Company and its national subsidiaries as well as the reports drafted by foreign external auditors, basing his report on said information. The foregoing is stated in the external auditor's report attached to the financial statements reported by the Company. *(See Information About América Móvil in Section 2 of these presents).*

The PCGA require that financial statements acknowledge the effects of inflation, especially: (a) non-monetary assets, including properties, plants and equipment, with the net worth expressed taking into account the effects of inflation; (b) earnings and losses in purchasing power for ownership of monetary liabilities and assets listed under revenue; and (c) the expression of all financial statement in constant pesos to December 31, 2005.

The consolidated financial statements include accounts pertaining to América Móvil and its subsidiaries. The companies operate in the telecommunications sector or render services related to this activity.

The minority interest expressed in the attached financial statements refers basically to the participation of other shareholders of América Móvil.

Important inter-company balances and operations have been eliminated from the consolidated financial statements.

[Space left blank intentionally]

The following table shows the Company's selected consolidated financial information for the last three fiscal years, which comes from and must be read along with the Company's audited financial statements. Said statements have been audited by Mancera.

AMERICA TELECOM, S.A. DE C.V. AND SUBSIDIARIES
Selected Financial Information
Thousands of Pesos to December 2005
(Except for the average of shares taken into account)

Description	2005	2004
Operating Earnings	182,153,199	139,233,865
Operating Profit	34,010,664	23,467,421
Majority Net Profits	11,801,455	5,663,945
Majority Net Profits per Share	3.39	1.58
Investments in Fixed Assets	46,247,377	21,935,783
Depreciation and Amortization during the Fiscal Year	19,808,736	19,482,364
Total Assets	237,936,743	207,010,925
Long-Term Debt	63,311,587	71,087,555
Consolidated Net Worth	77,529,003	66,567,619

Data		
Majority Net Profits	11,801,455	5,663,945
Share Average (millions of shares)	3,481	3,564
Majority Net Profits per Common Shares	3.39	1.58
Investments in Fixed Assets	46,247,377	21,935,783

b) Financial Information Related To Business Activities, Geographic Zone And Sales From Exportation

The Company is solely a shareholder; however, at a consolidated level through AMX, its subsidiary, it operates primarily in the local, long distance and cellular telephone sectors. For more information about América Móvil (*See:* Financial Information Related To Business Activities, Geographic Zone And Sales From Exportation *in Section 2 of these presents*)

c) Information about Significant Loans

Stock-Market Debt.

Information concerning the Company's stock-market debt and documented via the issuances of commercial paper and pagarés bursátiles is described in the foregoing Section 1. *(See: Section I. General Information. Other Securities).*

Loans Guaranteed with Shares of América Móvil

With respect to the liabilities contracted in past fiscal years:

In 2003, the Company received loans from JP Morgan Chase Bank totaling US$250 million, for which América Telecom submitted 45,930,300 ADRs, representing 918,606,000 series-L shares of América Móvil, and which shall be returned to América Telecom in 2006, when the amount received as a loan must be paid. For financing, the Company shall pay quarterly interest at LIBOR plus a rate that fluctuates between 0.80% and 1.10%.

Additionally in 2003, América Telecom received a loan from Wachovia Securities totaling US$80 million. As a guaranty for said loan, the Company submitted 17,033,358 ADRs, representing 340,667,160 series-L shares of América Móvil, and which shall be returned to América Telecom in 2006, when the amount received as a loan must be paid; the Company shall pay quarterly interest at LIBOR plus 0.70%.

In 2004 and 2005, the Company received loans from JP Morgan Chase Bank totaling US$200 million. As a guaranty for said loan, the Company submitted 13,718,136 ADRs, representing 274,362,720 series-L shares of América Móvil, and which shall be returned to América Telecom in 2010, when the amount received as a loan must be paid. For financing, the Company shall pay quarterly interest at LIBOR plus a rate that fluctuates between 0.54% and 0.625%.

Additionally in 2004, América Telecom received a loan from Wachovia Bank Nacional Asociation totaling US$100 million. As a guaranty for said loan, the Company submitted 8,878,368 ADRs, representing 177,567,360 series-L shares of América Móvil, and which shall be returned to América Telecom in 2009, when the amount received as a loan must be paid. For financing, the Company shall pay quarterly interest at LIBOR plus a sobretasa of 0.625%.

In 2004, the Company received a loan from Dresdner Bank, AG Frankfurt totaling US$100 million, for which América Telecom submitted 8,257,641 ADRs, representing 165,152,820 series-L shares of América Móvil, and which shall be returned to América Telecom in 2009, when the amount received as a loan must be paid. For financing, the Company shall pay quarterly interest at LIBOR plus 0.65%.

Finally in 2004, América Telecom received three loans from Banco Santander Central Hispano Benelux, S.A./N.V. totaling US$200 million. As a guaranty for said loan, the Company submitted 16,825,923 ADRs, representing 336,518,460 series-L shares of América Móvil, and which shall be returned to América Telecom in 2009, when the amount received as a loan must be paid. For financing, the Company shall pay quarterly interest at LIBOR plus a rate that fluctuates between 0.62% and 0.66%.

In 2005, the Company received a loan from Dresdner Bank, AG Frankfurt totaling US$100 million, for which América Telecom submitted 4,122,012 ADRs, representing 82,440,240 series-L shares of América Móvil, and which shall be returned to América Telecom in 2010, when the amount received as a loan must be paid. For financing, the Company shall pay quarterly interest at LIBOR plus 0.45%.

In 2005, América Telecom received three loans from Banco Santander Central Hispano Benelux, S.A./N.V. totaling US$300 million. As a guaranty for said loan, the Company submitted 15,554,259 ADRs, representing 311,085,180 series-L shares of América Móvil, and which shall be returned to América Telecom in 2010, when the amount received as a loan must be paid. For financing, the Company shall pay quarterly interest at LIBOR plus a rate that fluctuates between 0.47% and 0.58%.

Finally in 2005, the Company received a loan from Barclays Bank PLC totaling US$100 million. As a guaranty for said loan, América Telecom submitted 5,264,062 ADRs, representing 105,281,640 series-L shares of América Móvil, and which shall be returned to América Telecom in 2011, when the amount received as a loan must be paid. For financing, the Company shall pay quarterly interest at LIBOR plus 0.60%.

The guarantees shall be exercised by the counterparts if the Company breaches its obligations to liquidate the aforementioned loans.

In general, the above-cited loans contain certain restrictions that include maintaining certain financial ratios, taking out an additional debt, selling certain assets of the group, amongst others. To December 31, 2005, the Company has complied with said conditions.

Subsequent Event

On February 3, 2006, the Company liquidated the loan granted by Wachovia Securities Inc. for US$80 million. By virtue of this loan payment, the Company received 17 million ADRs, representing 340.7 million series-L shares of América Móvil that were returned since these had been given as a guarantee. For said loan, the Company paid interests at LIBOR plus 0.70%.

On February 27, 2006, the Company paid in advance the loan granted by Banco Santander Central Hispano Benelux, S.A./N.V. for US$100 million. By virtue of this loan payment, the Company received 8.48 million ADRs, representing 169.9 million series-L shares of América Móvil that were returned since these had been given as a guarantee. No penalty was paid for paying said loan in advance. For financing, the Company paid interests at LIBOR plus 0.66%.

On March 6, 2006, the Company paid in advance the loan granted by Dresdner Bank, AG Frankfurt for US$100 million. By virtue of this loan payment, the Company received 8.26 million ADRs, representing 165.2 million series-L shares of América Móvil that were returned since these had been given as a guarantee. No penalty was paid for paying said loan in advance. For financing, the Company paid interests at LIBOR plus 0.65%.

On March 29, 2006, the Company paid in advance the loan granted by JP Morgan Chase for US$150 million. By virtue of this loan payment, the Company received 32.9 million ADRs, representing 658.8 million series-L shares of América Móvil that were returned since these had been given as a guarantee. No penalty was paid for paying said loan in advance. For financing, the Company paid interests at LIBOR plus 1.10%.

On April 12, 2006, the Company paid in advance the loan granted by Banco Santander Central Hispano Benelux for US$100 million. By virtue of this loan payment, the Company received 4.1 million ADRs, representing 82.3 million series-L shares of América Móvil that were returned since these had been given as a guarantee. No penalty was paid for paying said loan in advance. For financing, the Company paid interests at LIBOR plus 0.47%.

On April 17, 2006, the Company paid in advance the loan granted by Banco Santander Central Hispano Benelux for US$100 million. By virtue of this loan payment, the Company received 5.7 million ADRs, representing 114.6 million series-L shares of América Móvil that were returned since these had been given as a guarantee. No penalty was paid for paying said loan in advance. For financing, the Company paid interests at LIBOR plus 0.58%.

On April 30, 2006, the Company paid in advance the loan granted by Dresner Bank for US$100 million. By virtue of this loan payment, the Company received 4.1 million ADRs, representing 82.4 million series-L shares of América Móvil that were returned since these had been given as a guarantee. No penalty was paid for paying said loan in advance. For financing, the Company paid interests at LIBOR plus 0.45%.

On May 5, 2006, the Company paid in advance the loan granted by Banco Santander Central Hispano Benelux for US$50 million. By virtue of this loan payment, the Company received 4.0 million ADRs, representing 81.1 million series-L shares of América Móvil that were returned since these had been given as a guarantee. No penalty was paid for paying said loan in advance. For financing, the Company paid interests at LIBOR plus 0.47%.

On May 10, 2006, the Company paid in advance the loan granted by Banco Santander Central Hispano Benelux for US$100 million. By virtue of this loan payment, the Company received 5.7 million ADRs, representing 114.6 million series-L shares of América Móvil that were returned since these had been given as a guarantee. No penalty was paid for paying said loan in advance. For financing, the Company paid interests at LIBOR plus 0.55%.

On May 12, 2006, the Company paid in advance the loan granted by JP Morgan for US$100 million. By virtue of this loan payment, the Company received 5.8 million ADRs, representing 116.3 million series-L shares of América Móvil that were returned since these had been given as a guarantee. No penalty was paid for paying said loan in advance. For financing, the Company paid interests at LIBOR plus 0.54%.

América Móvil's Stock-Market Certificates

The CNBV has authorized four programs for América Móvil to issue unsecured stock-market certificates with a guaranty from Telcel for an amount of $5 billion each. As of December 31, 2005, the Company has issued, under the first three programs, amounts ranging from $400 million to $1.75 billion and with maturity dates ranging from three to seven years. In general, these shares pay a floating rate calculated based on the Interbank Equilibrium Interest Rate (TIIE) and Mexican Government Bond (CETES) rate.

In addition, América Móvil has a line of commercial paper available totaling $3 billion. As of December 31, 2005, this line was fully available.

To December 31, 2005, América Móvil took out a debt for $8.676 million (US$810 million) with various banks, guaranteed by Telcel, which shall accrue interests at a yearly composite rate of 7.25% with a maturity date in December 2006.

Line of Credit Guaranteed by Institutions to Foment Exports.

América Móvil has various mid-term and long-term financing programs for purchasing equipment whereby certain institutions, to foment exports, provide América Móvil financing support to purchase export equipment from their respective countries. The total unpaid amount under the foregoing programs to December 31, 2005 totaled $250 million (US$23 million).

Senior Notes

On March 2004, América Móvil issued bonds totaling US$500 million and US$800 million with maturity dates in 2009 and 2014 and an annual fixed rate of 4.125% and 5.50%, respectively. Interests are payable every semester. In 2004 and 2005, interests accrued by these debt instruments totaled $627,290 and $713,324, respectively.

On April 20, 2004, new bonds were issued totaling US$300 million with a maturity date in 2007 and a variable rate of Libor (3 months) plus 0.625%. Interests are payable quarterly, commencing July 27, 2004. In 2004 and 2005, interests accrued by these debt instruments totaled $54,226 and $132,844, respectively.

In addition, on October 28, 2004, América Móvil issued bonds once again totaling US$500 million with a maturity date in 2015 and a fixed rate of 5.75%. Interests are payable every semester, commencing June 15, 2005. In 2004 and 2005, interests accrued by these debt instruments totaled $554,199 and $318,415, respectively.

On February 2005, América Móvil issued bonds totaling US$1 billion with maturity date in 2035 and a fixed rate of 6.375%. Interests are payable every semester. In 2005, interests accrued by these debt instruments totaled $595,091.

On September 2005, América Móvil issued bonds totaling US$5 billion with maturity date in 2016 and a fixed rate of 9%. Interests are payable every semester. In 2005, interests accrued by these debt instruments totaled $108,750.

All of the debentures were refinanced to their par value; therefore, no losses or profits were generated. All of the bonds are guaranteed unconditionally by Telcel.

d) Comments and Analysis of the Administration About the Issuer's Operation Earnings and Financial Situation

i) Operation Earnings

All of the Company's consolidated revenue comes from América Móvil's earnings, América Móvil being is principal subsidiary. Presently, the Company has generated revenue from rendering services under and agreement celebrated with said corporation, to which it renders consulting services related to operations and financial administration. The agreement's duration is one year and can be extended indefinitely. Said income was eliminated due to the effects of consolidation.

The Company's consolidated revenue reflects the operational earnings for América Móvil. At a revenue level a significant increase was noted from 30.8% regarding the previous year. In 2005, the latter totaled $182,153 million MXP.

The operational profit equally showed a 44.9% increase. These results reflect the Company's positive performance, as well as the level of economic activity and the industry's conditions.

The Company's EBITDA in fiscal year 2005 reached $53.819 billion pesos, which represents an 25% increase over the $42.950billion pesos registered in 2004.

The Company's noticeable growth, combined with América Móvil's adoption of measures of cost scaling and control by América Móvil, contributed to the growth of América Telecom's Operating Earnings and EBITDA.

The total cost of financing came to $2.585 billion pesos in fiscal year 2005, compared to $1.999 million pesos in 2004. This increase is due mostly to the interests earned and the monetary profit registered by América Móvil.

Net minority profit prior to interests for fiscal years 2005 and 2004 reached $30.687 and $16.555 billion pesos, respectively; while the net majority profit reached $11.801 billion pesos, which compared to $5.664 billion pesos in 2004, represents an increase of 108%.

In addition to operating profits, the Company receives, as part of its cash flow, dividends from América Móvil's shares. In fiscal year 2005, the Company received dividends from América Móvil totaling $5.256 million pesos, at $0.313 per share.

Accounting Policies and Practices

For a description of the principal accounting policies and practices, see Note 1, paragraph II, of the Company's financial statements through December 31, 2005, which are attached to this report.

ii) Financial Situation, Liquidity and Capital Resources

Internal and External Sources of Liquidity

The internal sources of liquidity come from the Company's subsidiaries' generation of flow.

The external sources of liquidity mainly come from bank funding through credit lines granted on a short-term and long-term basis by means of short-term and long-term stock-market debt, such as medium-term promissory notes or stock-market certificates.

Amount of Indebtedness

Debt

The short-term and long-term debt (thousands of pesos) is comprised of the following:

		2005			2004		
			Maturity from			Maturity from 2005	
Currency	Description	**Rate**	**2006 to**	**Total 2005**	Rate (1)(2)(3)(4)(5)	to	Total 2004
U.S. dollars							
	Préstamos JP Morgan Chase Bank			-	L+1.25	2005	1,926,620
	Préstamos JP Morgan Chase Bank	L+0.80 a L+1.10	2006	2,677,754	L+0.80 a L+1.10	2006	2,910,010
	Préstamos JP Morgan Chase Bank	L+0.54 a L+0.625	2010	2,142,180	L+0.625	2010	1,163,991
	Wachovia Securites	L+0.70	2006	856,871	L+0.70	2006	931,194
	Wachovia Securites	L+0.625	2009	1,071,090	L+0.625	2009	1,163,991
	Dresdner Bank AG Frankfurt	L+0.65	2009	1,071,090	L+0.65	2009	1,163,991
	Dresdner Bank AG Frankfurt	L+0.45	2010	1,071,090			-
	Santander Central Hispano Benelux			-	L+0.80 a L+1.10	2008	3,491,994
	Santander Central Hispano Benelux	L+0.62 a L+0.66	2009	2,142,181	L+0.62 a L+0.66	2009	2,327,983
	Santander Central Hispano Benelux	L+0.47 a L+0.58	2010	3,213,271			-
	Barclays Bank PLC	L+0.60	2011	1,071,090			-
	Fixed Rate Senior Notes	4.125% a 6.375%	2035	29,915,544	4.125% a 5.75%	2015	20,870,373
	Varible Rate Senior Notes	L+.6250	2007	3,213,270	L+.6250	2007	3,491,975
	Credit Lines (variable)	L+.05 a L+.40	2006	3,730,028	L+.35a L+.60	2009	4,830,566
	Leases	8.01%; L+1.53 a L+2.90	2008	747,049	8.01%	2008	436,308
	Credits with Exim Banks	2.71%	2010	250,287	L+.225 a L+1.25(1)	2010	7,602,562
	Sindicalized Credits			-	L+.60	2009	3,491,975
	Credit Lines (fixed)			-	2.71%	2009	261,125
	BNDES			-	UMBNDES+4.3%(1)	2008	125,306
	Others			-	L+.20 a L+1.35	2009	
	Subtotal in dollars			53,172,795			56,553,339
Mexican Pesos							

	Stock Market Certificates	Varios	2010	12,550,000	Varios	2010	13,434,297
	Fixed Rate Senior Notes	9.00%	2016	5,000,000			
	Commercial Paper			-	8.9514%	2005	4,111,038
	Stock Market Note			-	10.00%	2005	273,106
	Credit Lines	THE-.10 a THE-.125(3)	2006	6,000,000			-
	Lease	THE+ .40 a THE+ .55	2008	4,009,000	THE+ .40 a THE+ .55	2008	4,633,317
	Subtotal in Mexican pesos			27,559,000			22,451,758
Reales							
	BNDES			-	TJLP + 2.80% (4) a TJLP + 4.00%	2007	1,099,899
	Credit Lines			-	12.00%	2005	877
	Subtotal in reales			-			1,100,776
Colombian Pesos							
	Bonds	IPC + 6.80 a IPC + 7.50	2013	2,110,088	IPC + 6.80 (6) a IPC + 7.50	2013	
	Credit Lines	DTF	2006	267,278	DTF + 1.70 (5) a DTF + 2.60	2005	379,920
	Subtotal in *Colombian pesos*			2,377,366			2,571,766
Other Currencies							
	Credit Lines	3.50% a 14%	2006	744,492	6.50%	2005	
	Subtotal in other currencies			744,492			292,733
	Total Debt			83,853,653			82,970,372
	Minus: Short-term debt						
	Term and portion outstanding of the long-term debt			20,542,066			11,882,817
	Deuda a largo plazo			$ 63,311,587			$ 71,087,555
	Loans JP Morgan Chase Bank			-	L+1.25	2005	1,926,620
	Loans JP Morgan Chase Bank	L+0.80 a L+1.10	2006	2,677,754	L+0.80 a L+1.10	2006	2,910,010

1) L = LIBOR
2) UMBNDES = Monetary unit of the Brazilian development bank (BNDES)
3) THE = Interbank Equilibrium Interest Rate
4) TJLP =Long-term interest rate
5) DTF = Fixed-term Deposits
6) IPC =Consumer Price Index

The interest rates in the table above are subject to international and local rate variations. The average cost of the debt to December 31, 2005 was approximately 7.595% (7.05% to December 31, 2004).

Said rate does not include interests, commissions and reimbursements to creditors for taxes withheld, generally at a rate of 4.9%, and that the Company shall reimburse. In general, financing fees add ten base points to the financing cost.

Policies Applicable to the Treasury

The Company individually invests its excess cash in deposits and investments in financial institutions that have good credit ratings and that have guidelines regarding diversification and maturity that seek security and liquidity.

The cash and temporary investments are kept in pesos or dollars depending upon the investment requirements and liquidity needs of each subsidiary based upon their cash flow and debt structure.

Important Investments in Capital

At the date of this report, the Company has no compromising investments in capital.

iii) Internal Control

Since the Company, as a holding, does not have employees or personnel, compliance with its rules for internal control is supervised permanently by the departments of management and finance and internal audit of some of its affiliated companies. These review, analyze and correct, as the case may be, the divergences committed regarding the operations approved by the Company's board of directors and its registry. Said departments also review that general accounting guidelines, criteria and principles that apply.

The external auditors study and evaluate the internal control system in order to audit the financial statements to December 31, 2005, once they issue their report about suggestions for said controls.

The Company, by means of its board of directors, organized an auditory committee comprised of board members whereby the chairman and the majority thereof are independent. Said committee is in charge of implementing systems for internal control in order to verify the transactions carried out and registered by the Company as set forth by management and PCGA.

The Company does not have an audit department; however it is audited by an affiliated company and its subsidiaries are audited by their own internal auditory departments whose scope is unlimited and its main objective is to ensure that the Company and its subsidiaries comply with the applicable internal control policies and procedures.

e) Critical Accounting Estimates

While drafting our financial statements, we made estimates about several issues. Some of these issues were highly uncertain and our estimates involved opinions made based upon the available information. We have identified several of these issues; therefore, our financial submittal may be affected significantly if (a) we use different estimates that we could have used or (b) in the future we change our estimates in regard to changes that could reasonably have occurred.

Opinions are made only about the estimates that we considered the most important based upon a level of uncertainty and probability of a significant impact if we use a different estimate. There are many areas in which we use estimates regarding uncertain issues, but reasonably the probable different changes or estimates are unimportant for our financial submittal. Regarding the use of estimates in accounting policies for AMX *(Use of Estimates in Certain Accounting Policies in Section 2 of thse presents).*

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4) ADMINISTRATION

a) External Auditors

The Company's consolidated financial statements were audited by Mancera. Since the Company's incorporation, there has not been a change in the external auditors. The designation of the auditors complies with the principles set forth in the LMV and the Provisions, that is to say the external auditors are selected by the auditing committee, which celebrates the service-rendering agreement with the auditors, certifies their independence and sets the fees to be paid for the auditing.

Since the Company's incorporation, the external auditors have not issued a report with reservations or a negative report nor have they abstained from issuing a report concerning the Company's financial statements. In fiscal year 2004, the external auditors did not render services to the Company beyond auditing services.

The Company followed the following procedure to select the external auditors:

a) The audit committee analyzed various options and then made recommendations to the board of directors about the candidates for external auditors. This included the scope of their authorities and hiring conditions in order to carry out the Company's accounting audit for the fiscal year ending on December 31, 2005;

b) The audit committee interviewed the Company's external auditors in order to verify that they would indeed comply with the requisites of independence and personnel rotation; and

c) Based upon the foregoing, the Company ratified the appointment of the firm Mancera as its external auditors for the fiscal year ending on December 31, 2005.

Fees for Various Auditing Services

In 2005, the Company and its subsidiaries paid Mancera and the members of Ernst & Young Global for various auditing services to their financial statements. The following table shows fees paid during the fiscal years ending on December 31, 2004 and 2005.

	To December 31st	
	2004	2005
	(In thousands of pesos to December 31, 2005)	
Fees for audit service	$21,793	$28,180
Fees for services related to audits	2,795	3,215
Fees for Taxes	11,523	11,723
Other Fees	59	70
Total fees	$36,161	$43,198

The audit fees shown above represent the total amount of the fees invoiced by Mancera and its affiliates in regard to the audit conducted on the Company's financial statements, the review of its financial statements corresponding to the partial periods and the audits enforced by law and the authorities.

The audit fees shown above represent the total amount of the fees invoiced by Mancera and its affiliates for the revision of the reports about operations submitted by the Company to the COFETEL and for rendering certification services that are not demanded by law or regulations.

The audit fees shown above represent the total amount of the fees invoiced by Mancera and its affiliates for filing tax returns and for tax consulting services.

The other audit fees shown above represent the total amount of the fees invoiced by Mancera and its affiliates mainly for rendering assistance in regard to the Company's information technology services.

b) Operations with Related Parties and Conflicts of Interest

During the regular course of operations, the Company entered into a wide range of financial and commercial transactions with related parties such as Telmex' subsidiaries and associates, Inbursa and GCarso. It plans to continue these operations in the future.

Among said operations, it should be pointed out that the Company has made various public offers to place debt instruments, including the placement of the aforementioned commercial paper and stock-market notes, for which Inversora Bursátil has advised it with respect to said processes.

Likewise, the Company receives various financial services from Banco Inbursa, which includes opening checking and investment accounts and approval of credit lines.

Finally, the Company maintains business relations with Telmex and/or its subsidiaries as part of its ordinary course of business, receiving from such telephone and internet services, etc., which are contracted under market conditions.

Moreover, the Company periodically renders consulting services to América Móvil under the aforementioned service-rendering agreement for financial consulting.

c) Directors and Shareholders

The Company's administration and operations are entrusted to a board of directors. The board of directors is presently comprised of six full members and six substitute members, who are chosen to serve for one year. Substitute members may substitute, at board meetings, for full members who do not attend meetings and do not participate in the board of directors' activities. Pursuant to the Company's bylaws, the board of directors shall be comprised of the number of full and substitute members that the general shareholders' meeting so determines, and such may not be fewer than five.

The main purpose of the board of directors is:

1) To represent the Company before any federal state or municipal authority, before any national or international individual or legal entity and before the federal or local Board of Conciliation and Arbitration;

2) Grant, subscribe, endorse or guarantee any kind of negotiable instrument;

3) Appoint the Company's directors, employees, managers and attorneys-in-fact to whom it must state their duties, obligation and remuneration;

4) Open or close offices, branches or agencies;

5) Acquire shares, equity interests and securities issued by third parties and exercise the right to vote on said shares or equity interest of other companies;

6) Enter into, amend, terminate or cancel agreements;

7) Accept on behalf of the Company, instructions from Mexican or foreign individuals or legal entities;

8) Open bank accounts and withdraw deposits from them;

9) Establish security interests in personal or real property and create a trust in order to guarantee the Company's obligations and become a joint obligor, surety and, in general, become obligated regarding the fulfillment of third parties' obligations, therefore establishing security interests in personal or real property to ensure the fulfillment of said obligations;

10) Confer, substitute and delegate general and special powers for acts of ownership and administration, lawsuits and collections, provided that these do not substitute completely the Board's duties or revoke its powers-of-attorney:

11) Confer authorities to grant, subscribe, endorse and guarantee all kinds of negotiable instrument; provided, however, that said authority to guarantee negotiable instruments must be granted always in order to be jointly exercise by at least two persons;

12) Summon shareholders' meetings and execute the resolutions adopted thereby;

13) It is the board of directors' sole authority to approve the operations that are not encompassed by the regular course of business and that may be carried out by the Company and its partners with persons that form part of the Company's administration or with whom said persons are connected in regard to assets, or as the case may be, a relationship by blood or marriage up to the second degree, the spouse or common-law spouse or if their subsidiaries intend to work with related parties representing the purchase or sale of 10% or more of the assets; granting security interest for an amount greater than 30% of the assets; as well as other operations for more than 1% of the Company's assets.

Below are the names of the Company's board members, the office they represent and the years that they have served as such. All have served as board members of the Company since its incorporation, and only have changed their status as full or substitute board members and/or their duties on the board of directors. Said members were ratified by the Company's annual ordinary shareholders' meeting held on April 26, 2006.

Said persons will continue to occupying such offices even when the fiscal year has concluded until the meeting has made new appointments and the board members that were designated take office.

Name	Title	Seniority (years)	Kind of Member
Shareholding Members			
Carlos Slim Helú	Honorary Chairman for Life	5	Shareholding Member
Patrick Slim Domit	Chairman	5	Shareholding Member
Jaime Chico Pardo	Vice-chairman	5	Related
Carlos Slim Domit	Vice-chairman	5	Shareholding Member
Claudio X. González Laporte	Member	5	Independent
Juan Antonio Pérez Simón	Member	5	Independent
Substitutes			
Arturo Elías Ayub	Substitute Board Member	5	Shareholding Member Related
Daniel Hajj Aboumrad	Substitute Board Member	5	Shareholding Member Related
Marco Antonio Slim Domit	Substitute Board Member	5	Shareholding Member
Humberto Gutiérrez Olvera-Zubizarreta	Substitute Board Member	5	Related
José Kuri Harfush	Substitute Board Member	5	Independent

Eduardo Valdés Acra	Substitute Board Member	5	Independent

Relationship by Blood or Marriage up to the Third Degree between Board Members and Officers

Relationship by Blood	Relationship by Marriage
First Degree (straight line) Carlos Slim Domit, Marco Antonio Slim Domit and Patrick Slim Domit with Carlos Slim Helú	
• Second Degree (transversal line) Carlos Slim Domit with Patrick Slim Domit and Marco Antonio Slim Domit	• Second Degree (transversal line) Arturo Elías Ayub and Daniel Hajj Aboumrad with Carlos Slim Domit, Marco Antonio Slim Domit and Patrick Slim Domit

Shareholding Members

Carlos Slim Helú is a Civil Engineer from the Department Engineering of the National Autonomous University of Mexico. He is 66 years old. He has worked as a CEO or board member of the following corporations: Telmex (Honorary Chairman for Life); AMX (Honorary Chairman for Life); GCarso (Honorary Chairman for Life and GFInbursa (Honorary Chairman for Life). He is the father Carlos Slim Domit, Chairman of the board of directors of Telmex and GCarso, of Marco Antonio Slim Domit, Chairman of the board of directors of GFInbursa and of Patrick Slim Domit, Chairman of the board of directors of AMX.

Patrick Slim Domit has a bachelor's degree in business administration from the Universidad Anáhuac. Since October 2000 he has served as an executive at Telmex and as Vice-chairman of GCarso. He has been the CEO of GCarso and of Industrias Nacobre, S.A. de C.V. since 1994. He is 37 years old. He is Chairman of the board of directors of the Company and of América Móvil; an he is a board member of the following companies, among others: GCarso; CGT; Telmex; Hoteles Calinda, S.A. de C.V.; Grupo Condumex, S.A. de C.V.; Sears Roebuck de México, S.A.; Cigarros la Tabacalera Mexicana, S.A. de C.V., Promotora Inbursa, S.A. de C.V. and Industrias Nacobre, S.A. de C.V. He is the some of Mr. Carlos Slim Helú and the brother of Marco Antonio Slim Domit and Carlos Slim Domit.

Jaime Chico Pardo is an Industrial Engineer from the Universidad Iberoamericana. He is 56 years old. Additionally, he is the Vice-chairman of the board of directors of Telmex, Vice-chairman of the board of directors of America Telecom and board member of AMX and GCarso. In the past, he served as CEO of Grupo Condumex, S,A. de C.V. and Chairman of Corporación Industrial Llantera

(Euzkadi General Tire de México). He is the chairman of the board of directors of Eidon Software, S.A. de C.V.

Carlos Slim Domit has a bachelor's degree in business administration from the Universidad Anáhuac. He is 39 years old. He is the Chairman of the board of directors of Telmex, GCarso and Grupo Sanborns, S.A. de C.V. He is a board member of the following companies: Sanborn Hermanos, S.A.; Sears Roebuck de México, S.A. de C.V.; Grupo Condumex, S.A. de C.V.; and CGT. Moreover, he is the Vice-chairman of the board of directors of América Telecom. He is also the CEO of Telmex. He is the son of Mr. Carlos Slim Helú and the brother of Marco Antonio Slim Domit and Patrick Slim Domit.

Claudio X. González Laporte is a Chemical Engineer by the National Autonomous University of Mexico. For 26 years, he has served as Chairman of the board of directors for Kimberly Clark, S.A. de C.V. He is 72 years old. He is a board member of the following companies: GCarso, Telmex; GFInbursa; Kimberly Clark Corporation; General Electric Co.; Kellogs Co.; Unilever; Grupo Alfa, S.A. de C.V.; Grupo México, S.A. de C.V.; Grupo Modelo, S.A. de C.V. and The Mexico Fund Inc.

Juan Antonio Pérez Simón is a Public Accountant by the National Autonomous University of Mexico. He is 65 years old. Since 1995, he has served as Vice-chairman of Telmex as well as Chairman of the board of directors for Sanborns Hermanos, S.A. de C.V. He is a shareholding member for the following companies: CGT; GCarso; GFInbursa and some of their subsidiaries; Grupo Sanborns, S.A. de C.V.; Radiomóvil Dipsa, S.A. de C.V. (Telcel); Sears Roebuck de México, S.A. de C.V.; and other affiliates of Telmex and GCarso.

Substitute Members

Arturo Elías Ayub has a bachelor's degree in business administration from the Universidad Anáhuac and is the Director of Strategic Alliances, Communications and Institutional Relations of Telmex. He is 40 years old. He is a board member of the following companies: Telmex; GCarso; América Móvil; GFInbursa; CGT and Grupo Sanborns, S.A. de C.V. He is Carlos Slim Helú's son-in-law and Carlos Slim Domit, Marco Antonio Slim Domit and Patrick Slim Domit's brother-in-law.

Daniel Hajj Aboumrad has a bachelor's degree in business administration from the Universidad Anáhuac. He is 40 years old. He is the CEO of América Móvil, América Telecom and Radiomóvil Dipsa, S.A. de C.V. He is a board member of GCarso and Grupo Sanborns, S.A de C.V. Furthermore, he has collaborated with Corporación Industrial Llantera, S.A. de C.V. (General Tire); Galas de México, S.A. de C.V.; Agusa; Bimex and Páginas Amarillas, S.A. de C.V. He is Carlos Slim Helú's son-in-law and Carlos Slim Domit, Marco Antonio Slim Domit and Patrick Slim Domit's brother-in-law.

Marco Antonio Slim Domit has a bachelor's degree in business administration from the Universidad Anáhuac. Since August 25, 1997, he serves as Chairman of the board of directors and CEO of GFInbursa. He is 38 years old. The corporations in which he is a board member are: all of GFInbursa's subsidiaries, GCarso; América Móvil; CGT; Telmex and Grupo Sanborns, S.A. de C.V. He is the son of Mr. Carlos Slim Helú and the brother of Calos Slim Domit and Patrick Slim Domit.

Humberto Gutiérrez Olvera Zubizarreta has a bachelor's degree in accounting from the School of Banking and Commerce. He is 64 years old. He is presently the CEO of GCarso and of Grupo Condumex S.A. de C.V. Additionally, he is a board member of the following companies: GCarso,

CGT, Telmex, IDEAL, CICSA, and Grupo Condumex, S.A. de C.V.

José Kuri Harfush has a bachelor's degree in business administration from the Universidad Anáhuac. He is the CEO of Janel, S.A. de C.V. He is 57 years old. Additionally, he is a board member of the following companies: Telmex, America Movil, CGT, GCarso, IDEAL, GFInbursa and several of its subsidiaries.

Eduardo Valdés Acra has a bachelor's degree in business administration from the Universidad Anáhuac. Currently, he is the Vice-chairman of GFInbursa and CEO of Inversora Bursátil. He is 42 years old. He is a board member of the following companies: GFInbursa and all its subsidiaries; GCarso, CGT and Telmex.

Board Members and Shareholders' Equity Interest

In regard to the equity interest of more than 1% of the shares of capital stock owned by Company's individual board members and officers and the shareholders that are beneficiary of 5% or more of the issuers' shares entitled to vote as well as the Company's 10 majority shareholders, despite their equity interest not reaching the latter percentage, it is important to underscore that the Corporation does not have complete and exact information about the individual interest of the board members and officers nor of its shareholders by virtue that their shares are not registered in the Corporations' ledger according to the current legislation.

Nevertheless and pursuant to the Company's information to April 26, 2006, 4 board members have an equity interest of more than 1% directly or indirectly and 7 shareholders have an individual equity interest of more than 5% of the Company's outstanding capital Stock. Moreover, Mr. Carlos Slim Helú and his close relatives, all Mexican, constitute, directly or indirectly, the Company's principle shareholders. Said family's equity interest is approximately 82.0% of Company's outstanding capital stock to April 2006. It is clear from the foregoing information that the Company is a corporation with Mexican shareholders constituting the majority of its shareholders.

Remuneration for Board Members and Officers

During the fiscal year ending on December 31, 2005, the board members only received their fees as payment for attending the board of directors' meetings. The payment was $59,000 MXP per member for all the meetings held throughout 2005.

Officers

The Company does not have employees since it is only a shareholder. Mr. Daniel Hajj Aboumrad is the CEO, in addition to being the CEO of América Móvil, and did not receive any payment whatsoever from the Company for the 2005 fiscal year.

Statutory Auditors

The current statutory auditor is Public Accountant Alberto Tiburcio Celorio, managing partner of Mancera. The substitute statutory auditor is Public Accountant Fernando Espinosa López. His appointment shall be in force and effect until the New LMV become effective.

Comité de Auditoría

The Company has an auditing committee, which is a subcommittee of the board of directors. It is comprised of board members of whom the chairman and the majority thereof are independent. The statutory auditors attend the meetings as guests, without the right to an opinion or vote.

The duties of the audit committee are:

- Draft an annual report about its activities and submit it to the board of directors;
- Give an opinion about transactions with related persons, and
- Propose hiring independent experts, if necessary, to give an opinion about the transactions set forth in Article Twenty-Four, Section XIV of the bylaws or the transactions that are not encompassed by the regular course of business and that may be carried out by the Company and its partners with persons that form part of the Company's administration or with whom said persons are connected in regard to assets, or as the case may be, a relationship by blood or marriage up to the second degree, the spouse or common-law spouse or if their subsidiaries intend to work with related parties representing the purchase or sale of 10% or more of the assets; granting security interest for an amount greater than 30% of the assets; as well as other operations for more than 1% of the Company's assets.

The auditing committee is made up as follows:

José Kuri Harfush	Chairman
Juan Antonio Pérez Simón	
Eduardo Valdés Acra	

Said committee has at least one finance expert.

During the fiscal year ending on December 31, 2005, the auditing committee members only received their fees as payment for attending the auditing committee meetings. The payment was $29,500 gross MXP per member for the whole year.

d) Bylaws and other Agreements

Below is a brief summary of some of the relevant provisions of the bylaws and applicable legislation. The aforementioned summary does not aim at including all of the provisions of the bylaws or applicable legislation. It is subject thereto by reference. The Company's bylaws have been duly recorded in the Public Commercial Registry of the Federal District and may be looked up there.

The last reform in the Company's bylaws was approved at the general extraordinary shareholders' meeting held on December 8, 2003.

General Information The Company was incorporated on December 5, 2001 as a variable capital business corporations derived from the spin-off from CGT, pursuant to the provisions of the LGSM.

The Company's authorized capital stock is comprised of 3.935 billion series-A shares that are common, registered, without par value and that represent the fixed portion of the capital stock. The issuance of new shares for the fixed portion of the capital stock requires an amendment to the Company's bylaws through an extraordinary shareholders' meeting. As a variable capital business corporation, the Company requires a minimum fixed portion of the capital and it may have a variable portion of capital. Currently, the Company does not have shares that represent the variable portion of the capital stock. Shares can be subscribed by Mexican and foreign investors.

Neither the Company nor any of its subsidiaries may be shareholders of the Company or corporations in which the Company is deemed a subsidiary. Notwithstanding the foregoing, the Company does have the option of acquiring its own shares pursuant to the applicable provisions.

Stock Registry Series-A1 shares shall be represented by stock certificates that have a coupons attached. Pursuant to LGSM, only the shareholders registered in the Corporation's shareholders' ledger will be deemed shareholders. Shareholders may physically hold the shares (that together with the corresponding record in the shareholder's ledger will certify ownership) or though the registry in financial entities with an account in Indeval. The ownership of the shares deposited at Indeval will be evidenced by the registry and lists kept by Indeval.

The shareholders' ledger shall be closed on the business days before the shareholders' meeting is scheduled to be held pursuant to the published call.

Voting Rights and Shareholders' meetings Each series-A1 share entitles its holder to one vote in any of Company's shareholders' meeting. The shareholders may appoint all of the board members. Presently, the board of directors is comprised of 6 shareholding members and 6 substitutes. Pursuant to the Company's bylaws, the board of directors shall be made up of at least 5 members. Each shareholder or group of shareholders that represent 10% or more of series-A1 shares shall be entitled to appoint a board member.

General shareholders' meetings may be ordinary or extraordinary. General extraordinary shareholders' meetings are called to discuss the issues set forth by Article 182 of the LGSM and the bylaws. Basically, these issues are increases and reductions to the fixed portion of the capital stock and other amendments to the bylaws, liquidation, mergers, spin-offs, transformation from one kind of corporation into another, change in nationality and change in corporate purpose. General ordinary meetings are called to discuss all other issues, including the appointment of board members and statutory auditors. The Company's general ordinary shareholders' meeting must be held at least once a year during the following four months after the close of the previous fiscal year. It shall discuss certain issues set forth by Article 181 of the LGSM, including the appointment of board members and statutory auditors, approval of the board of directors' Report regarding the Company's performance and the financial statements thereof during the previous fiscal year as well as the distribution of the results for said fiscal year.

Pursuant to the bylaws, the quorum for the first summons of a general ordinary shareholders' meeting is at least half of the outstanding series-A1 shares. Resolutions may be adopted by a favorable vote of the majority of the series-A1 shares that are present. If there is no quorum in the first summons, then a second meeting may be called to adopt resolutions by means of a favorable vote of the majority of the shares that are present, regardless of the number of shares. The quorum needed for the first summons of a general extraordinary shareholders' meeting or a special meeting is 75% of the outstanding shares entitled to vote on issues to be addressed by said general extraordinary or special shareholders' meeting. In order to consider a resolution as validly adopted by an extraordinary shareholders' meeting, whether by a first or ulterior call, the favorable vote of the shareholders owning at least half of the outstanding shares entitled to vote in regard to issues to be addressed in said extraordinary meeting. In order for a special shareholders' meeting to adopt a resolution, whether by a first or ulterior call, the favorable vote of the at least 50% of the outstanding shares is needed.

Pursuant to law, the shareholders owning 20% of the Company's outstanding capital stock may oppose the resolutions of general meetings by submitting a suit before the competent court within 15 days after the close of the meeting in which said resolution was taken. Said brief must state that the resolution being challenged violates the law or the Corporation's bylaws. The right to challenge pursuant to these provisions may be exercised only by the shareholders (i) that have a right to vote in the meeting that adopted the resolution being challenged; and (ii) whose shares were not represented when the resolution was taken or, if they were represented, they voted against said resolution.

The shareholders' meetings may be called by the board of directors through its chairman or secretary, statutory auditor or any competent judge. Shareholders owning 10% of the outstanding shares may request the board of directors or statutory auditor to call a shareholders' meeting. Furthermore, the board of directors or statutory auditor must call a shareholders' meeting when it receives a written request of any series-A1 shareholder if a general ordinary shareholders' meeting has not been held for two consecutive years or if the shareholders' meeting held during said period have not taken into consideration the issues set forth by the aforementioned Article 181 of the LGSM. If no meeting is called within the following 15 days after the date of the request, the competent judge may request that the meeting be held. The call to the meetings must be published in an official newspaper of the Company's domicile or in a major newspaper in the Federal District at least 15 days prior to the date of such meeting. The shareholders' meetings may be held without said publication, provided that 100% of the outstanding shares entitled to vote regarding the issues to be considered by said meeting are represented. In order to attend a shareholders' meeting, the shareholders must request and obtain an admission card. Said shareholders may obtain such, at least with the anticipation set in the call to the shareholders' meeting, by submitting adequate proof of ownership of the Company's shares. They shall obtain said admission by depositing the shares with Company's corporate secretary or with an institution authorized to accept said deposit. If a shareholder is entitled to attend a meeting, said shareholder may be represented by a proxy executed before two witnesses.

Dividends At the ordinary shareholders' meeting, the board of directors shall submit Company's financial statement for the previous fiscal year along with the report thereof to the shareholders. The shareholders, once they have approved the financial statements, shall determine the Company's distribution of net profits, corresponding to the previous fiscal year. Pursuant to law, 5% of said net profits must be set aside as a statutory capital reserve, which shall not be available for distribution until the amount of said legal reserve is equivalent to 20% of the Company's capital stock (before the effective re-expression thereof in constant pesos). The excess amounts of legal reserve fund shall be distributed to the other reserve funds established by the shareholders. These include a fund to purchase their shares from the Company. The remainder of the net profits, if any, shall be available for distribution as dividends according to the resolution issued by the Company's shareholders' meeting or board of directors.

The series-A1 shareholders shall have equal rights per share to receive dividends and other distributions, including any distributions at the moment of Company's liquidation. Partially paid shares will participate in any distribution to the degree that they have been paid at the moment of distribution, or if they have not been paid, then solely regarding the paid portion.

Capital Stock Variations In general, the capital may be increased by additional contributions in cash or kind made by the shareholders, capitalization of liabilities or capitalization of certain entries of capital. Normally, an increase in the capital stock may not be made until all of the shares of capital stock previously issued and subscribed have been paid completely. A reduction of the capital stock may be carried out in order to absorb losses, redeem shares or release shareholders from pending payments. A reduction of the capital stock in order to redeem shares, thus reimbursing the shareholders must be done prorated manner or by draw. Also, shareholders may approve amortization of shares fully paid-in with profits withheld.

The Company's fixed portion of capital stock may increase or decrease by a resolution of the general extraordinary shareholders' meetings and by an amendment to the bylaws, while the Company's variable portion may increase or decrease by a resolution of the general ordinary shareholders' meetings.

A shareholders' resolution is not needed to reduce the capital stock as a result of exercising the right to withdraw the shares corresponding to the variable portion of the capital stock or from the acquisition by the Company of its own shares or from increases to the capital stock resulting from the sale of shares that it previously purchased.

Right of First Refusal Except under certain circumstances, in the case of an increase of capital through the issuance of new shares for payment in cash or kind, a series-A1 shareholder at the moment of increasing the capital has a right of first refusal to subscribe enough number new shares so as to keep its same percentage of equity interest or in the case of an increase in capital through the issuance of shares entitled to a restricted vote or with limited corporate rights, to subscribe the number of shares to be issued that is enough to keep its same percentage of equity interest. Said right of first refusal must be exercised within the following 15 days after the date of the corresponding notification in the official newspaper of the Company's domicile or in one of the major newspapers in such domicile. It may also be exercised after the shareholders' meeting that approved the increase of capital if all the shareholders were represented in said meeting, otherwise said rights will expire. Pursuant to law, shareholders may not waive their right of first refusal in advance, except under certain circumstances. Furthermore, these may not be represented by a negotiable instrument aside from the corresponding share certificate.

Foreign Investment Law Ownership in the Company's capital stock by foreign investment is regulated by the Foreign Investment Law and the Regulation to the Foreign Investment Law. The Secretariat of Economics and the National Foreign Investment Commission are the agencies in charge of applying the Foreign Investment Law. The bylaws establish that the Company shall not directly admit, as partners or shareholders, any foreign investor or corporation without a foreigner-exclusion clause. To date, the majority of América Telecom is controlled by Mexicans, and foreign participation in its capital stock constitutes a minority.

Minimum Fixed and Variable Capital As a variable capital business corporation, the Company may issue shares corresponding to its fixed portion and shares corresponding to the variable portion of its capital stock.

Presently, there are no shares of the Company corresponding to the variable portion of the capital stock or that are outstanding. If there were shares of variable portion, these may be withdrawn completely by their shareholders. Except under certain circumstances, the minimum capital may not be withdrawn. A shareholder of variable portion wishing to completely or partially withdraw said shares must notify the Company about said withdrawal through a written and signed notification. If the withdrawal notice is received before the last quarter of the fiscal year, said withdrawal will become effective at the close of the fiscal year in which the notification was sent. Otherwise, the withdrawal will become effective on the following fiscal year.

The redemption of the Company's shares of variable capital stock shall be carried out at the lesser of (i) 95.0% of the average share price per volume of the operations traded in the BMV during the 30 business days before the date in which the withdrawal will become effective or (ii) the book value per share of variable stock calculated by taking the Company's financial statements as a basis (approved by an ordinary shareholders' meeting) corresponding to the close of the previous fiscal year prior to the date on which the withdrawal will become effective. Any amount that the Company must pay will mature on the following day after the ordinary shareholders' meeting mentioned in item (ii) above.

Duration Pursuant to the Bylaws, the duration of the Company is indefinite.

Share Repurchase At any time, the Company may purchase its own shares through the BMV at any time at the prevalent market price. The board of directors must authorize said purchase, and said board shall designate the officers responsible to carry out said operations and the maximum amount that may be applied for said purpose, in the understanding that under no circumstances may the resources earmarked for said operations exceed the total balance of the Company's net profits, including withheld profits. In the cases of share repurchases, the amount of the operation shall be charged against the net worth while said shares pertain to the issuer or, should it be resolved that they be returned to the treasury, the Company's capital stock shall be automatically reduced by an amount equal to the theoretical value of each repurchased share (calculated by dividing the Company's outstanding capital stock by the number of outstanding shares prior to said repurchase). If the purchase price for said shares is greater than the assumed par value, the difference shall be charged to the net profits transferred to the special legal reserve created to repurchase the shares. Repurchased shares shall be kept in the Company's treasury to be later placed in the BMV. The net worth or, as the case may be, the Company's capital stock shall increase automatically at the moment said shares are resold for an amount equal to their assumed par value. Any excess amount shall be transferred to the aforementioned special legal reserve. The repurchased shares' corresponding equity rights and votes may not be exercised while these are owned by the Company. Moreover, said shares shall not be deemed as outstanding for the purpose of calculating the quorum or vote in any shareholders' meeting during said period.

Repurchase in the Case of Registry Cancellation If the registry of Company's shares before the Securities Section of the RNV is cancelled, whether requested by the Company or pursuant to a resolution adopted by the CNBV, then the Company's bylaws and the CNBV's regulations require that majority shareholders must make a public tender to purchase the shares that were previously owned by the minority shareholders. Unless the CNBV approves a different price, said majority shareholders must purchase the shares at the highest price of either (i) the average estimated price pondered by the volume of the operations corresponding to the Company's shares for the 30 days before the date of the offer, during a period that cannot be longer than 6 months or (ii) the amount in the shareholders' ledger, reflected in the last quarterly report filed before the CNBV and the BMV before the date of the offer, except when said amount has been modified according to the applicable criteria for determining relevant information, in which case the most recent financial information that the Company has must be taken into consideration.

The above-cited shareholders are not obligated to carry out the aforementioned public tender for registration cancellation if shareholders' consent corresponding to 95% of the Company's outstanding capital stock is evidenced. This resolution must be adopted at a general shareholders' meeting and the amount to be offered for the shares placed amongst the investing public must be less than 300,000 investment units.

Shareholders' Conflict of Interest Pursuant to law, any shareholder that has a conflict of interest regarding any operation whatsoever must abstain from voting on such matter at the corresponding shareholders' meeting. If a shareholder votes on a matter in which his or her interest conflict with those of the Company, such shareholder may be liable for damages if such transaction would not have been approved without their vote.

Board Members' Conflict of Interest Pursuant to law, any board member that has a conflict of interest with the Company must reveal this fact to the other board members and abstain from voting. Any board member that does not comply with the aforementioned provision may be liable for damages caused to the Company. Furthermore, the members of the board of directors and the statutory auditors may not represent other shareholders at any shareholders' meeting.

Right to Withdraw At all times when the shareholders approve an amendment to the corporate purpose, the Company's nationality or transformation into another kind of corporation, then any shareholder entitled to vote regarding said amendment or transformation that voted against such shall be entitled to withdraw from the Company. Said shareholder shall receive the amount calculated that according to law may be attributed to its shares. However, such shareholder must exercise its right to withdraw within 15 days after the date in which the aforementioned meeting was held. The amount that a withdrawing shareholder may receive is equivalent to its equity interest in the Company's capital stock pursuant to its most recent balance sheet approved by a general ordinary shareholders' meeting.

Legal Actions Against Board Members Pursuant to law, legal action may be filed for civil liability against the board members by resolution of the ordinary shareholders' meeting. If an ordinary shareholders' meeting decides to file such action, the defendants shall immediately stop being board members. Furthermore, the shareholders' representing at least 15% of the Company's outstanding shares may take direct action against the board members; provided that (i) said shareholders have not voted against taking such action in the corresponding shareholders' meeting and (ii) said lawsuit includes the damages that have been allegedly caused to the Company and all of its shareholders and not only to the plaintiffs individually. Said action may be exercised also in regard to statutory auditors, or as the case may be, against the members of the Audit Committee. Any reimbursement for such action shall inure to the benefit of the Company and not to the shareholders who filed such action.

Authorities of the board of directors – Decisions Based Upon Personal Interests The Company's board of directors may establish payment plans for executives, although this authority is not established expressly in the bylaws. Neither the board of directors nor the other internal administrative bodies shall be authorized expressly to take decisions on any matter in which any of its members may have a personal interest.

Corporate Rights Conferred by Shares There is no distinction in the shares representing the Company's capital stock that grant different corporate rights to their holders regarding voting at general shareholders' meetings. Furthermore, to the best of the Company's knowledge, there is no agreement aside from the bylaws that will delay, prevent, defer or make more onerous a change in the management thereof.

The corporate rights conferred by the shares to each of the Company's shareholder are not restricted by any trust or any other existing mechanism.

Intermediary Administrative Agencies The Company has an auditing committee, which as an intermediary administrative body assists the board of directors with any decision-making regarding its duties. See section "Directors and Shareholders – Duties of the Auditing Committee."

Restrictions There are no articles in the bylaws or agreements amongst shareholders that limit or restrict the Company's administration or its shareholders in any manner whatsoever.

New LMV

As mentioned herein, on December 30, 2005, the new LMV was enacted and published in the Official Gazette of the Federation. This law introduces a new legal framework for stock market participants.

The new LMV grants issuers 180 calendar days as of its effective date in order to adjust their bylaws to the new provisions. Consequently, the Company must amend its bylaws according to the new LMV no later than on December 2006.

The following are among the new concepts introduced by the new LMV:

1. The creation of (i) stock corporations that promote investment, (ii) stock corporations that promote investment in the stock market, and (iii) stock market corporations;
2. Amendments to the structure and duties of the Board of Directors of the stock market corporations;
3. The substitution of the statutory auditor of the stock market corporations for Audit and Corporate Practices Committees as the new supervising bodies of the issuers' Board of Directors;
4. The assignment of specific duties for each of the aforementioned Committees;
5. The establishment of a code of conduct for the board members, secretary, CEO and directors of the stock market corporations, introducing notions like loyalty and diligence;
6. The establishment of a regime of responsibilities for the board members and the secretary of the stock market corporations with respect to their performance; and
7. The establishment of special corporate rules to protect the interests of the minority shareholders.

In general, this new legal framework seeks to strengthen corporate governance with good practices that until recently have been incorporated to our legal system. The purpose thereof is to protect both securities issuers as well as the investing public.

STOCK MARKET

a) Shareholder Structure

The Company has authorized 3,935,076,076 ordinary series-A-1 shares, which are registered, without par value and include the right to vote. As of December 31, 2005, 3,458,377,800 shares were outstanding. As of May 31, 2006 3,456,291,100 shares were outstanding.

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b) Performance of the Shares in the Stock Market

Below is an information table that shows the performance of the shares in the BMV during the last four fiscal years.



	2002	2003	2004	2005
Volumen	1,838,467,000	3,142,630,000	8,787,940,000	13,789,690,000
Máximo	8.50	14.60	32.50	53.90
Mínimo	5.15	5.90	14.51	27.80
Cierre	6.10	14.51	31.92	51.69

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Below is an information table that shows the quarterly performance of the shares in the BMV during the last two fiscal years.



	1T04	2T04	3T04	4T04	1T05	2T05	3T05	4T05
Volumen	1,861,041,000	2,770,285,000	1,414,437,000	2,742,176,000	3,666,561,000	2,512,658,000	3,287,536,000	4,322,943,000
Máximo	23.10	23.90	24.80	32.50	34.90	35.20	44.70	53.90
Mínimo	14.51	18.80	20.15	23.80	28.60	27.80	34.01	38.02
Cierre	22.58	22.20	24.60	31.92	31.29	34.34	44.11	51.69

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Below is an information table that shows the monthly performance of the shares in the BMV in the second semester of 2005.



	Jul-05	Ago-05	Sep-05	Oct-05	Nov-05	Dic-05
VOLUMEN	786,906,400	1,239,896,000	1,260,733,000	1,377,591,000	1,528,523,000	1,416,829,000
MAXIMO	37.49	39.55	44.70	44.59	50.00	53.90
MINIMO	34.01	36.55	37.25	38.02	42.20	47.45
-CIERRE	37.19	37.20	44.11	43.00	47.45	51.69

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6) PERSONS IN CHARGE

The following contains the corresponding caveat under the terms set forth in Article 33 of the Provisions:

CEO, Director of Administration and Finance, and Chief Counsel

Pursuant to Article 33, Item b), of the "General Provisions Applicable to Securities Issuers and Other Stock Market Participants," published in the Federal Official Gazette on March 19, 2003:

> "We, the undersigned, state under oath, with respect to the area corresponding to our respective duties, we drafted the issuer's information contained in this brochure, which, to our faithful knowledge and understanding, reasonably reflects the issuer's standing. Likewise, we state we have no knowledge of significant information's having been omitted or falsified in this brochure of this brochure's possibly causing an error on the part of investors."

México, Federal District. June 30, 2006

[Signature on the original document]
MR. DANIEL HAJJ ABOUMRAD
CEO

[Signature on the original document]
MR. RAÚL HUMBERTO ZEPEDA RUIZ[2]
Chief Counsel

[Signature on the original document]
MR. ARMANDO IBÁÑEZ VÁZQUEZ[3]
Director of Administration and Finance

---

[2] Because it is a holding company, the Company does not have employees or officers. Therefore, the officer singing this caveat has a similar or equivalent title to the CFO as referred to in the General Provisions Applicable to Share Issuers or other Participants of the Stock Market, published in the Official Daily Gazette on March 19, 2003; provided that there is no such CEO or similar officer thereof.

[3] Because it is a holding company, the Company does not have employees or officers. Therefore, the officer singing this caveat has a similar or equivalent title to the CFO as referred to in the General Provisions Applicable to Share Issuers or other Participants of the Stock Market, published in the Official Daily Gazette on March 19, 2003; provided that there is no such CEO or similar officer thereof.

External Auditor

Pursuant to Article 33, Item b), of the "General Provisions Applicable to Securities Issuers and Other Stock Market Participants," published in the Federal Official Gazette on March 19, 2003 and exclusively regarding information in the audited consolidated financial statements according to the aforementioned Article, Section 1, Item a), Numeral 3 as well as any other financial information included in this annual report whose source are the financial statements audited by our firm, Mancera, S.C., Part of Ernst & Young Global:

"I hereby state under oath that the financial statements for América Telecom, S.A. de C.V. and its subsidiaries to December 31, 2004 and 2003 contained in this annual report were audited according to the generally accepted accounting principles in Mexico. Furthermore, I hereby state that within the scope of the work carried out to audit the aforementioned financial statements, I do not have knowledge of relevant financial information that has been omitted or falsified in this annual report or that it contains information that could induce the investors to err."

Mr. Fernando Espinosa López
Mancera, S.C
Part of Ernst & Young Global

Date: June 28, 2006

7) ANNEXES

Audited Financial Statements for America Telecom, S.A. de C.V. and Subsidiaries and the Statutory Auditor's Report

AMÉRICA TELECOM, S.A. DE C.V.
AND SUBSIDIARIES

Consolidated Financial Statements

Years Ended December 31, 2005 and 2004
with Report of Independent and Report of
Statutory Auditor

AMÉRICA TELECOM, S.A. DE C.V.
AND SUBSIDIARIES

Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

Contents:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
América Telecom, S.A. de C.V.

We have audited the accompanying consolidated balance sheets of América Telecom, S.A. de C.V. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of TracFone Wireless, Inc., a consolidated subsidiary, whose statements accounted for approximately 1% and 1% of total consolidated assets at December 31, 2005 and 2004, respectively, and 6% and 7% of total consolidated operating revenues for the years ended December 31, 2005 and 2004, respectively. Those statements were audited by other auditors, whose report has been furnished to us; accordingly, our opinion, insofar as it relates to the amounts included for TracFone Wireless, Inc., is based solely on the report of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are prepared in conformity with generally accepted accounting principles in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation (including the Company's conversion of the financial statements of TracFone Wireless, Inc. to accounting principles generally accepted in Mexico). We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of América Telecom, S.A. de C.V. and subsidiaries at December 31, 2005 and 2004, and the consolidated results of their operations, changes in their stockholders' equity and changes in their financial position for the years then ended, 2005, in conformity with accounting principles generally accepted in Mexico.

As mentioned in Note 2o to the accompanying consolidated financial statements, effective January 1, 2005, the Company adopted the requirements of new Mexican accounting Bulletin B-7, *Business Combinations*, issued by the Mexican Institute of Public Accountants, with respect to the proscription of goodwill amortization.

Mancera, S.C.
A Member Practice of
Ernst & Young Global

Fernando Espinosa

Mexico City
March 10, 2006

REPORT OF STATUTORY AUDITOR

To the Stockholders of
América Telecom, S.A. de C.V.

In my capacity as statutory auditor and in compliance with Article 166 of the Mexican Corporations Act and the bylaws of América Telecom, S.A. de C.V., I am pleased to present my report on the consolidated financial statements for the year ended December 31, 2005, as submitted to you by the Board of Directors.

Among the auditing procedures applied, I personally attended, or in my absence the alternate statutory auditor, the stockholders', the Board of Directors' and the Audit Committee meetings to which I was summoned. I reviewed, to the extent that I considered necessary in the circumstances, the unqualified report of the Company's independent auditors dated March 10, 2006, issued as a result of their audit of the financial statements made in accordance with auditing standards generally accepted in Mexico. Such financial statements are the responsibility of the Company's management.

In my opinion, based on my examination and the report of the Company's independent auditors mentioned in the preceding paragraph, the accounting and reporting policies and criteria observed by the Company in the preparation of the financial statements that are being presented to the stockholders are adequate and sufficient, except for as described in the following paragraph, were applied on a basis consistent with that of the prior year; consequently, it is also my opinion that the above-mentioned financial statements present accurately, fairly and sufficiently, in all material respects, the financial position of América Telecom, S.A. de C.V. and subsidiaries at December 31, 2005, and the consolidated results of their operations, changes in their stockholders' equity and changes in their financial position for the year then ended, in conformity with accounting principles generally accepted in Mexico.

As mentioned in Note 2 to the accompanying consolidated financial statements, on January 1, 2005, the Company adopted the provisions of Mexican accounting Bulletin B-7, *Business Acquisitions*, issued by the Mexican Institute of Public Accountants.

Alberto Tiburcio
Statutory Auditor

Mexico City
March 10, 2006

AMÉRICA TELECOM, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Balance Sheets

(In thousands of Mexican pesos, except earnings per share, with purchasing power at December 31, 2005)

	December 31 2005	December 31 2004
Assets		
Current assets:		
Cash and short-term investments	**P. 11,853,132**	P. 17,102,127
Marketable securities and instruments available for sale (Note 3)	**1,504,979**	2,676,286
Accounts receivable, net (Note 4)	**31,038,839**	21,232,154
Financial instruments (Note 10)	-	144,342
Related parties (Note 16)	**988,321**	1,133,838
Inventories, net (Note 5)	**12,952,673**	11,617,631
Prepaid expenses (Note 6)	-	179,027
Other current assets (Note 7)	**4,117,648**	3,209,009
Total current assets	**62,455,592**	57,294,414
Long-term and other investments (Note 9)	**485,758**	673,784
Plant, property and equipment, net (Note 7)	**111,840,696**	87,741,059
Prepaid expenses (Note 6)	-	2,506,384
Licenses, net (Note 8)	**31,253,150**	28,902,570
Trademarks, net (Note 8)	**6,327,153**	7,292,244
Goodwill, net (Note 8)	**17,857,400**	15,609,512
Deferred Taxes (Note 18)	**697,799**	-
Other non-current assets (Note 7)	**7,019,195**	6,990,958
Total assets	**P. 237,936,743**	P. 207,010,925
Liabilities and stockholders' equity		
Current liabilities:		
Short-term debt and current portion of long-term debt (Note 13)	**P. 20,542,066**	P. 11,882,817
Accounts payable and accrued liabilities (Note 12)	**55,931,114**	37,857,958
Taxes payable	**5,707,524**	5,558,874
Financial instruments (Note 10)	**1,903,459**	-
Related parties (Note 16)	**617,061**	95,468
Deferred revenues	**8,796,463**	7,317,877
Total current liabilities	**93,497,687**	62,712,994
Long-term debt (Note 13)	**63,311,587**	71,087,555
Deferred taxes (Note 18)	**3,483,802**	6,412,569
Deferred credits	**114,664**	230,188
Total liabilities	**160,407,740**	140,443,306
Stockholders' equity (Note 17):		
Capital stock	**4,590,706**	4,601,671
Stock premium	**436,810**	436,810
Retained earnings:		
Prior years	**10,423,375**	5,800,218
Net income for the year	**11,801,455**	5,663,945
	22,224,830	11,464,163
Other accumulated comprehensive income items	**(1,221,566)**	1,507,449
Total majority stockholders' equity	**26,030,780**	18,010,093
Minority interest	**51,498,223**	48,557,526
Total stockholders' equity	**77,529,003**	66,567,619
Total liabilities and stockholders' equity	**P. 237,936,743**	P. 207,010,925

The accompanying notes are an integral part of these financial statements.

AMÉRICA TELECOM, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Income

(In thousands of Mexican pesos, except earnings per share, with purchasing power at December 31, 2005)

	Year ended December 31 2005	2004
Operating revenues		
Services:		
Usage charges	P. 86,556,475	P. 72,517,056
Monthly rent	27,253,495	18,751,544
Long-distance	13,370,184	11,141,798
Other services	20,903,416	11,997,774
Sale of handsets and accessories	34,069,629	24,825,693
	184,153,199	139,233,865
Operating costs and expenses:		
Cost of sales and services	84,487,274	63,183,482
Cost of sales and services with related parties	4,726,652	4,410,826
Commercial, administrative and general	36,398,825	27,161,634
Commercial, administrative and general with related parties	1,265,926	761,019
Depreciation and amortization (Notes 7 to 8)	21,263,858	20,249,483
	148,142,535	115,766,444
Operating income	34,010,664	23,467,421
Comprehensive financing (cost) income:		
Interest income	3,273,573	2,485,517
Interest expense	(8,363,286)	(5,330,210)
Interest expense with related parties	(20,928)	(683)
Exchange gain, net	2,192,467	2,184,340
Monetary position gain, net	3,757,012	3,807,396
Other financing cost, net	(3,423,742)	(1,147,757)
	(2,584,904)	1,998,603
Other (expenses) income, net	(409,195)	91,998
Income before income tax and employee profit sharing	31,016,565	25,558,022
Provisions for: (Note 18)		
Income tax	(282,692)	(8,349,175)
Employee profit sharing	(4,780)	(557,744)
	(287,472)	(8,906,919)
Income before equity interest in net loss of associated companies	30,729,093	16,651,103
Equity interest in net loss of associated companies	(42,365)	(95,852)
Net income	P. 30,686,728	P. 16,555,251
Distribution of net income:		
Majority interest	11,801,455	5,663,945
Minority interest	18,885,273	10,891,306
Net income	P. 30,686,728	P. 16,555,251
Weighted average number of common shares outstanding (million)	3,481	3,564
Net majority interest earnings per share	P. 3.39	P 1.58

The accompanying notes are an integral part of these financial statements.

AMÉRICA TELECOM, S.A. DE C.V. AND SUBSIDIARIES
Consolidated Statements of Changes in Stockholders' Equity
(In thousands of Mexican pesos with purchasing power at December 31, 2005)

	Capital stock	Stock Premium	Legal Reserve (Retained earnings)	Unappropriated (Retained earnings)	Total (Retained earnings)	Other accumulated comprehensive income items	Total majority stockholders' equity	Minority Interest	Comprehensive income	Total stockholders' equity
Balance at December 31, 2003	P. 4,639,476	P. 436,810	P. 84,202	P. 9,373,663	P. 9,457,865	P. (784,597)	P. 13,749,554	P. 50,001,103		P. 63,750,657
Repurchase of Company's own shares	(37,805)						(37,805)			(37,805)
Increase in legal reserve			261,019	(261,019)						
Cumulative effect of adoption of a new accounting principle of subsidiary				7,590	7,590		7,590	11,253		18,843
Cash purchase of subsidiary's own shares				(3,665,237)	(3,665,237)	(178,831)	(3,844,068)	(8,997,756)		(12,841,824)
Comprehensive income:										
Net income for the year				5,663,945	5,663,945		5,663,945	10,891,306	P. (16,555,251)	16,555,251
Dividends paid by subsidiary								(974,577)		(974,577)
Result from holding non-monetary assets, net of deferred taxes						(1,034,120)	(1,034,120)	(1,541,036)	(2,575,156)	(2,575,156)
Effect of translation of foreign entities of subsidiary						3,504,997	3,504,997	5,459,827	8,964,824	8,964,824
Minority interest								(6,292,594)		(6,292,594)
Comprehensive income for the year									$ 22,944,919	
Balance at December 31, 2004	P. 4,601,671	P. 436,810	P. 345,221	P. 11,118,942	P. 11,464,163	P. 1,507,449	P. 18,010,093	P. 48,557,526		P. 66,567,619
Repurchase of Company's own shares	(10,965)			(1,541,869)	(1,541,869)		(1,552,834)			(1,552,834)
Valuation effects of available for sale securities (Note 2i)				(1,585)	(1,585)	1,585				
Valuation effects of swaps (Note 2z)				(17,617)	(17,617)	17,617				
Excess of the book value over price paid to acquire minority interests (Note 9)				188,136	188,136		188,136	(277,963)		(89,827)
Current year valuation effect of swaps				(32,403)	(32,403)		(32,403)	(47,876)		(80,279)
Current year valuation effect of available for sale securities						(37,485)	(37,485)	(55,386)	P. (92,871)	(92,871)
Loss for sale of affiliated to a related party						(140,369)	(140,369)	(207,399)	(347,768)	(347,768)
Repurchase of subsidiary's shares				(1,876,982)	(1,876,982)	(514,424)	(2,391,406)			(2,391,406)
Comprehensive income:										
Net income for the year				11,801,455	11,801,455		11,801,455	18,885,273	30,686,728	30,686,728
Dividends paid by subsidiary								(8,047,103)		(8,047,103)
Result from holding non-monetary assets, net of deferred taxes						(1,917,941)	(1,917,941)	(3,306,389)	(5,224,330)	(5,224,330)
Effect of translation of foreign entities of subsidiary						(137,998)	(137,998)	(184,157)	(322,155)	(322,155)
Gain by sale of shares to minorities				2,241,532	2,241,532		2,241,532	405,045		2,646,577
Minority interest								(4,223,348)		(4,223,348)
Comprehensive income for the year									P. 24,699,604	
Balance at December 31, 2005	P. 4,590,706	P. 436,810	P. 345,221	P. 21,879,609	P. 22,224,830	P. (1,221,566)	P. 26,030,780	P. 51,498,223		P. 77,529,003

The accompanying notes are an integral part of these financial statements.

AMÉRICA TELECOM, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Financial Position

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

	Year ended December 31 2005	2004
Operating activities		
Net income	**P. 30,686,728**	P. 16,555,251
Add (deduct) items not requiring the use of resources:		
Depreciation	**15,339,874**	12,664,938
Amortization	**4,468,862**	6,817,426
Amortization of loss on sale and lease back	**1,358,732**	499,591
Amortization of prepaid expenses	**96,390**	267,528
Deferred income tax	**2,620,575**	2,843,368
Equity interest in net loss of associated companies	**42,365**	95,852
Changes in operating assets and liabilities:		
Decrease (increase) in:		
Accounts receivable	**(9,806,685)**	(9,075,225)
Prepaid expenses and other current assets	**(1,908,258)**	(858,778)
Inventories	**(1,355,042)**	(5,933,805)
Financial instruments	**144,342**	-
Other non-current assets	**(2,533,583)**	(4,493,970)
Increase (decrease) in:		
Accounts payable and accrued liabilities	**17,449,227**	13,108,406
Related parties	**667,110**	(298,372)
Financial instruments	**1,810,588**	-
Deferred revenues and credits	**1,363,062**	2,382,210
Taxes payable	**148,650**	2,316,278
Resources provided by operating activities	**60,592,937**	36,554,783
Financing activities		
New loans	**41,664,510**	50,488,685
Repayment of loans	**(40,157,300)**	(36,050,725)
Decrease in capital stock and retained earnings due to purchase of Company's own shares	**(3,944,240)**	(16,065,982)
Cash dividends paid	**(8,047,103)**	(974,577)
Resources (used) provided by financing activities	**(10,484,133)**	1,397,401
Investing activities		
Investment in plant, property and equipment	**(46,247,377)**	(21,935,783)
Investment in subsidiaries and associated companies	**7,354,450**	603,558
Minority interest	**(15,944,576)**	(7,768,998)
Initial cash from companies acquired	**499,658**	332,808
Investment in licenses	**(1,742,680)**	(559,272)
Investment in trademarks	**(100,813)**	-
Investment in marketable securities	**823,539**	(1,812,317)
Resources used in investing activities	**(55,357,799)**	(31,140,004)
Net (decrease) increase in cash and short-term investments	**(5,248,995)**	6,812,180
Cash and short-term investments at beginning of year	**17,102,127**	10,289,947
Cash and short-term investments at end of year	**P. 11,853,132**	P. 17,102,127

The accompanying notes are an integral part of these financial statements

AMÉRICA TELECOM, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

1. Description of the Business

América Telecom, S.A. de C.V. and subsidiaries (hereinafter the Company or América Telecom) provides wireless communications services in Latin America through its subsidiary America Movil.

In addition, America Telecom through America Movil has investments in subsidiary companies that operate in the telecommunications sector in Mexico, Guatemala, El Salvador, Nicaragua, Honduras, Ecuador, Brazil, Argentina, Colombia, Uruguay, Chile, Peru and Paraguay, as well as the United States of America.

The principal assets of América Telecom at December 31, 2005 and 2004 consist of the equity investment in América Móvil, S.A. de C.V. and subsidiaries (América Móvil), as well as in another company in the telecommunications sector.

The Company has no employees of its own; all administrative services are provided by an affiliate.

America Telecom through its subsidiaries has authorization, licenses, permits and concessions (hereinafter collectively referred to as "licenses") to build, install, operate and use both public and private telecommunications networks and provide telecommunication services (mostly mobile and fixed-line telephony) in the countries in which the Company has presence (except for in the U.S.). These licenses will expire on various dates between the years 2008 and 2028. Such licenses require the payment to the respective governments of a share in sales determined as a percentage of revenues from services under concession either at a fixed rate or in some cases based on the number of channels in operation (except for Guatemala and El Salvador).

At December 31, 2005 and 2004, the America Telecom's equity interest in its principal subsidiaries and associated companies is as follows:

		Equity interest at December 31,	
Name of company	**Location**	**2005**	**2004**
Subsidiaries:			
America Movil, S.A. de C.V.	Mexico		40.28%
Sercotel, S.A. de C.V.	Mexico	**100.0%**	100.0
Radiomóvil Dipsa, S.A. de C.V. and subsidiaries (Telcel)	Mexico	**100.0**	100.0
TracFone Wireless, Inc. (Tracfone)	United States	**98.2**	98.2
Telecom Américas, Ltd: (1)	Bermuda	**98.9**	97.8
Claro Participacoes, S.A.	Brazil	**100.0**	
Alecan Telecomunicacoes, Ltda.	Brazil	**100.0**	97.8
ATL-Telecom Leste, S.A. (1)	Brazil		97.8
Americel, S.A.	Brazil	**98.54**	96.3
Telet, S.A.	Brazil	**99.03**	96.8
Tess, S.A. (1)	Brazil		97.8
BSE, S.A. (1)	Brazil		97.8
BCP, S.A. (1)	Brazil	**99.9**	97.8
Stemar Telecomunicacoes, S.A. (1)	Brazil		97.8

Name of company	Location	Equity interest at December 31, 2005	2004
América Central Tel, S.A. (ACT): (2)	Guatemala	**100.0**	100.0
Telecomunicaciones de Guatemala, S.A. (Telgua)	Guatemala	**99.1**	99.0
Newcotel, S.A.	Guatemala	**99.1**	99.0
Servicios de Comunicaciones Personales Inalámbricas, S.A., (Sercom) (2)	Guatemala	**99.1**	99.0
Servicios de Comunicaciones de Nicaragua, S.A.	Nicaragua	**99.1**	99.0
Telglob, S.A. (2)	Guatemala		99.0
Telefonía Publica de Guatemala, S.A. (Publitel) (2)	Guatemala		99.0
Arrendadora en Telecomunicaciones, S.A.	Guatemala	**98.3**	98.3
AMX El Salvador, LLC.	Delaware	**100.0**	100.0
Compañía de Telecomunicaciones de El Salvador, S.A. de C.V. (CTE) (3)	El Salvador	**95.8**	94.9
CTE Telecom Personal, S.A. de C.V. (Personal)	El Salvador	**95.8**	94.9
Cablenet, S.A. de C.V. (Cablenet)	El Salvador	**95.8**	94.9
Telecomoda, S.A. de C.V. (Telecomoda)	El Salvador	**95.8**	94.9
Publicom, S.A. de C.V. (Publicom)	El Salvador	**95.8**	94.9
Comunicación Celular, S.A. (Comcel)	Colombia	**99.2**	99.2
Consorcio Ecuatoriano de Telecomunicaciones, S.A. (Conecel)	Ecuador	**100.0**	100.0
Corporativo Empresarial de Comunicaciones S.A de C.V.	Mexico	**99.9**	99.9
CTI Holdings, S.A. (4)	Argentina	**100.0**	100.0
CTI Compañía de Teléfonos del Interior, S.A., (CTI Interior)	Argentina	**100.0**	100.0
CTI PCS, S.A. (CTI PCS)	Argentina	**100.0**	100.0
Empresa Nicaragüense de Telecomunicaciones, S.A. (Enitel) (7)	Nicaragua	**99.3**	99.0
Servicios de Comunicaciones de Honduras, S.A. de C.V. (Megatel) (5), (7)	Honduras	**100.0**	100.0
AM Wireless Uruguay, S. A. (6)	Uruguay	**100.0**	100.0
Smartcom, S.A .(7)	Chile	**100.0**	
AMX Paraguay, S.A. (7)	Paraguay	**100.0**	
América Móvil Peru, S.A.C (7)	Peru	**100.0**	
Affiliates: (1)			
Grupo Telvista S.A. de C.V.	Mexico	**45.0**	45.0
Genesis Telecom, S.A. (8)	Venezuela	**25.0**	25.0
Iberbanda, S.A. (8)	Spain	**17.8**	17.8

(1) The name "Telecom Américas" as used hereinafter will refer collectively to the companies Claro Participacoes, Alecan, ATL, Americel, Telet, Tess, BSE, BCP, and STEMAR; all of which operate under the trademark "Claro". On December 31, 2005, ATL, Tess, BSE and Stemar were merged with BCP, the surviving company. Such mergers were carried out with amounts at such date. The mergers did not have effects on the Company's consolidated financial statements. At the date on which these financial statements are issued, such mergers have the corresponding legal authorizations.

(2) Includes Nicaragua operations. On October 25, 2005, Telglob and Publitel were merged into Sercom, the surviving company; such merger had no effect on the Company's consolidated financial statements.

(3) The name "CTE" as used hereinafter will refer collectively to the companies: CTE, Personal, Cablenet, Telecomoda and Publicom.

(4) The name "CTI" as used hereinafter will refer collectively to the companies: CTI Holdings, CTI Interior and CTI PCS.

(5) In January 2005, Megatel changed its name to Servicios de Comunicaciones de Honduras, S.A.

(6) In May 2004, the Company incorporated AM Wireless Uruguay, with an initial contribution of P.11,830.

(7) Companies acquired in 2005 and 2004, see Note 9 for a description of the purchase method applied.

(8) The value of these investments is fully impaired and the Company is not required to make additional contributions; therefore, no equity method has been recognized on such investments.

Telgua, CTE and Enitel provide, among other telecommunication services, fixed-line telephone services.

TracFone resells cellular airtime on a prepaid basis through retailers to customers who use telephones equipped with TracFone software. TracFone does not own a cellular infrastructure but purchases airtime from mobile carriers throughout the United States.

2. Significant accounting policies

The most important accounting policies and practices followed in the preparation of these financial statements are described below:

a) Consolidation

The consolidated financial statements include the accounts of América Telecom and those of the subsidiaries referred to in Note 1. All of the companies operate in the telecommunications sector or provide services to companies operating in such sector. Minority interest relates to America Movil and foreign subsidiaries.

All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

b) Revenue recognition

The Company recognizes revenues from the following activities: sale of airtime (including interconnection under the calling party pays program), monthly rent, long distance charges, other services (including roaming, value added services and other service charges), as well as the proceeds from the sale of cellular phones and accessories.

Revenues are recognized at the time services are provided. Mobile telecommunications services are provided either under prepaid (calling cards) or under contract (post-paid) plans. In both cases, airtime revenues are recognized as a customer uses the airtime or when the card expires in the case of prepayments or for unused airtime.

Monthly basic rent under post-paid plans is billed in arrears based on the rates approved by the regulatory authorities in each country and corresponds to services rendered, except in Mexico and Colombia, where basic monthly rent is billed one month in advance. Revenues from basic monthly rent in Mexico and Colombia are deferred and are recognized at the time services are provided.

Revenues from interconnections services, which consist of calls of other carriers that enter the Company's cellular network (incoming interconnections services), are recognized at the time the service is provided. Such services are billed based on rates previously agreed with the other carriers. Such rates are regulated by the respective authorities.

Long distance charges refer to airtime used in receiving from or making calls to regions or coverage areas outside of the area where the customer service is activated. The related revenues are recognized at the time the service is provided.

Roaming charges represent airtime charged to customers for making or receiving calls outside their coverage areas or abroad. The related revenues are recognized at the time the service is provided based on the rates agreed upon with other domestic and international carriers.

Value added services and other services include voice services and data transmission services (such as two-way written messages, call information, emergency services, among others). Revenues from such services are recognized at the time they are provided.

Sales of handsets and accessories, which for the most part are made to authorized distributors, are recorded as revenue when the products are delivered and accepted by the distributor and they do not have return rights and probability of collection is reasonable assured.

The Company usually does not charge activation fees to its customers; however, in certain regions and depending upon market and competition strategies, certain activation fees are charged. The Company recognizes revenues from these fees when billed. These revenues are not deferred because they are not significant to the Company's financial statements.

Telgua, ENITEL and CTE's revenues from telephone line installation fees are deferred and recognized over the estimated useful life of subscribers.

c) Cost of cellular telephone equipment

The cost related to cellular telephone equipment is recognized in statement of income at the time the corresponding income is recognized. Shipping and handling costs for wireless handsets sold to distributors are classified as costs of sales.

d) Interconnection costs

Interconnection costs represent the costs of outgoing calls from the Company's cellular network to other carriers' network, the costs of link-ups between fixed and cellular networks, long distance charges and rent paid for use of infrastructure (links and ports), all of which are recognized as costs at the time the service is received.

e) Commissions paid to distributors

Commissions paid with respect to the activation of postpaid customers are recognized as expenses at the time the new customer is activated and may begin using the Company's network. Commissions paid with respect to the activation of prepaid customers are recognized as deductions from the revenues received from the customer.

Loyalty and sales volumes commissions are accrued on a monthly basis on the basis of statistical information regarding customer retention, sales volume and the number of acquired customers by each distributor. Loyalty commissions are paid for each customer acquired by a distributor who remains as a customer of the Company for a specified period of time.

f) Recognition of the effects of inflation

The Company recognizes the effects of inflation on financial information as required by Mexican accounting Bulletin B-10, *Accounting Recognition of the Effects of Inflation on Financial Information*, issued by the Mexican Institute of Public Accountants (the MIPA). Consequently, the amounts shown in the accompanying financial statements and in these notes are expressed in thousands of constant Mexican pesos as of December 31, 2005. Accordingly, the financial statements have been restated as follows:

Plant, property and equipment and construction in progress were restated as described in Note 7. Depreciation is computed on the restated value of telephone plant and equipment using the straight-line method based on the estimated useful lives of the related assets, starting the month after the assets are put into use.

Annual depreciation rates are as follows:

Telephone plant	10% to 33%
System performance monitoring equipment included in telephone plant	33%
Buildings	3%
Other assets	10% to 25%

Inventories are valued at average cost and are presented at their estimated replacement cost, which is not in excess of market value. Cost of sales represents estimated replacement cost at the time inventories were sold, restated in constant pesos at year-end.

Capital stock, retained earnings, capital reserves and other non-monetary assets have been restated based on the Mexican National Consumer Price Index (NCPI).

Other accumulated comprehensive loss items include the following: a) deficit from restatement of stockholders' equity, which consists of the accumulated monetary position gain determined at the time the provisions of Bulletin B-10 were first applied, which at December 31, 2005 and 2004 aggregates P.(17,903) and P.(17,903) respectively; b) the result from holding non-monetary assets, which represents the net difference between restatement by the specific indexation method (see Note 7) and restatement based on the NCPI, which at December 31, 2005 and 2004 aggregates P.(5,534,555) and P.(3,516,244), respectively; c) the effect of translation of foreign entities, which at December 31, 2005 and 2004 aggregates P.(624,122) and P.(478,453), respectively; d) the effect of the valuation of hedging instruments, which at December 31, 2005 aggregates P.(49,224); and e) the effect of the valuation of unrealized losses on available for sale instruments, which at December 31, 2005 aggregates P.(343,821).

The net monetary gain represents the effect of inflation on monetary assets and liabilities. The related amounts are included in the statements of income under the caption Comprehensive financing (cost) income.

Statement of changes in Financial Position

Mexican accounting Bulletin B-12, *Statement of Changes in Financial Position,* issued by the MIPA specifies the appropriate presentation of the statement of changes in financial position based on financial statements restated in constant Mexican pesos. Bulletin B-12 identifies the sources and applications of resources representing differences between beginning and ending financial statement balances in constant Mexican pesos. In accordance with this Bulletin, monetary and foreign exchange gains and losses are not treated as non-cash items in the determination of resources provided by operations.

g) Basis of translation of financial statements of foreign subsidiaries

The financial statements of foreign subsidiaries and affiliates which in the aggregate account for approximately 51% and 48% of the Company's total operating revenues in 2005 and 2004, respectively, and approximately 78% and 65% of the Company's total assets in each of 2005 and 2004, are translated into Mexican pesos in conformity with Mexican accounting Bulletin B-15, *Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations*, issued by MIPA, as follows:

- The financial statements as reported by foreign subsidiaries are adjusted from local generally accepted accounting principles in each country to conform to Mexican GAAP, which includes, among other adjustments, the recognition of the effects of inflation as required by Mexican accounting Bulletin B-10 (as described above), using restatement factors of each country.

- The financial information already restated to include inflationary effects, is translated to Mexican pesos as follows: 1) all balance sheet amounts, except for stockholders' equity accounts, were translated at the prevailing exchange rate at year-end; 2) stockholders' equity accounts were translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated, 3) statement of income accounts were translated at the exchange rate at the end of the reporting period.

- Exchange rate differences and the monetary effect derived from intercompany monetary items were not eliminated in the consolidated statements of income.

The difference resulting from the translation process is called "Effect of translation of foreign entities" and it is included in stockholders' equity under the caption "other accumulated comprehensive loss items." At December 31, 2005 and 2004, translation (loss) income aggregated P.(322,155) and P. 8,964,823, respectively.

Financial statements at December 31, 2004, of the foreign subsidiaries, were restated to constant Mexican pesos with purchasing power at December 31, 2005 based on the annual rate of inflation in Mexico. The effects of inflation and variances in exchange rates were not material.

h) Cash and cash equivalents

Cash and cash equivalents consist basically of bank deposits and highly liquid investments with original maturities of less than 90 days. Such investments are stated at acquisition cost plus accrued interest, which is similar to market value.

i) Investments in marketable securities

At December 31, 2005 and 2004, marketable securities held for trading purposes consisted of equity securities and foreign government bonds. Available for sale securities in 2005 and 2004 consisted of equity securities (In previous years there were no investments classified as available for sale). All investments in marketable securities are presented at market value.

In April 2004, the MIPA issued amendments to Bulletin C-2, *Financial Instruments*, which went into effect on January, 1, 2005. Such amendments establish that, unlike the previous Bulletin C-2, changes in the fair value of instruments classified as available for sale be recognized in stockholders' equity until such instruments are sold, whereas changes in the fair value of instruments classified as trading be recognized in the statements of income.

The Company adopted the provisions of this new accounting pronouncement in January 1, 2005, which gave rise to a reclassification in stockholders' equity from retained earnings to other accumulated comprehensive loss items in the amount of P.1,585. Had the Company adopted the provisions of this new bulletin in 2004, net income of such year would have decreased by the same amount.

The adoption of this new accounting pronouncement also gave rise to:

Pursuant to this new pronouncement changes associated with the purchase, sale and maturity of financial instruments classified as available for sale are to be recognized in the statement of changes in financial position as variances derived from investing activities, while changes in the initial and ending balance of instruments held for trading are to be recognized in such statement as variances derived from operating activities. Consequently, changes in these instruments as reported in 2004 have been reclassified to meet the requirements of these new policies.

The Company also follows the policy of determining at the balance sheet date whether there is objective evidence of impairment in the value of a financial asset or of a group of financial assets. At December 31, 2005, the Company has recorded no such impairment loss.

For the year ended December 31, 2005, there were no transfers between financial asset categories.

j) Allowance for doubtful accounts

The Company recognizes periodically in its results of operations an allowance for doubtful accounts with respect to its portfolios of postpaid customers distributors and network operators (basically for interconnection fees). The allowance is based primarily on write-off experience, net of recoveries, and on the aging of the accounts receivable balances. The collection policies and procedures of the Company vary by credit class and payment history of customers.

k) Equity investments in affiliates

The investment in shares of affiliates (in which the Company has significant influence) is accounted for using the equity method. This accounting method consists basically of recognizing the investor's equity interest in the results of operations and the stockholders' equity of the investees at the time such results are determined. (See Note 9)

l) Acquisition of subsidiaries

The results of operations of the entities acquired during the year, are incorporated into the Company's financial statements in the month following the acquisition date. All acquisitions, except, beginning in 2005, with respect to the acquisition of minority interests, are recorded using the purchase method of accounting.

m) Licenses

Licenses to operate wireless telecommunications networks are accounted for at cost or at fair value, adjusted to conform to Mexican GAAP based on the inflation factors of each country, and amortized using the straight-line method over periods ranging from 15 to 30 years, which correspond to the applicable exploitation period.

n) Trademarks

Trademarks are recorded at their market values at the date acquired, as determined by independent experts, and are amortized using the straight-line method over a ten-year period.

o) Goodwill

Goodwill represents the excess of cost over the fair value of the net assets of subsidiaries and affiliates acquired.

Effective January 1, 2005, the Company adopted the provisions of Mexican accounting Bulletin B-7, *Business Acquisitions*, issued by the MIPA. Consequently, as of such date, goodwill is no longer amortized, but rather is subject to periodic impairment valuations and adjustments (see the following numbered paragraph). Through December 31, 2004, goodwill was being amortized using the straight-line method over a ten-year period. (See Note 8).

Adoption of this new bulletin gave rise to an increase in net income for the year ended December 31, 2005 of P.2,496,094, derived from the non-amortization of goodwill.

p) Impairment of assets

The Company follows the requirements of Mexican Bulletin C-15, *Accounting for the Impairment or Disposal of Long-Lived Assets*, issued by the MIPA. Bulletin C-15 establishes that if there are any indications of impairment in the value of long-lived assets (including goodwill, licenses and trademarks), the Company must determine its recovery value based on the selling price of the related assets or its value in use, which is computed based on discounted cash flows. An impairment loss is recognized if the net carrying amount of the asset exceeds its recovery value.

At December 31, 2005 and 2004, there are no impairment losses.

q) Foreign exchange gains or losses

Transactions in foreign currencies are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency denominated assets and liabilities are translated at the prevailing exchange rate at the balance sheet date. Exchange rate differences are charged or credited directly to income of the year.

r) Liability provisions

Liability provisions are recognized whenever (i) the Company has current obligations (legal or assumed) derived from past events, (ii) the liability will most likely give rise to a future cash disbursement for its settlement and (iii) the liability can be reasonably estimated.

When the effect of the time value of money is material, provision amounts are determined as the present value of the expected disbursements to settle the obligation. The discount rate is determined on a pre-tax basis and reflects current market conditions at the balance sheet date and, where appropriate, the risks specific to the liability. Where discounting is used, an increase in the provision is recognized as a financial expense.

Contingent liabilities are recognized only when they will most likely give rise to a future cash disbursement for their settlement. Expected losses on future purchase commitments are recognize in the period in which they become known.

s) Labor obligations

In Mexico pension and seniority premium costs are recognized periodically during the years of service of personnel, based on actuarial computations made by independent actuaries, using the projected unit-credit method. In conformity with the labor legislation of the rest of the countries in which the Company operates, there are no defined benefit plans or compulsory defined contribution structures for the companies. However, these companies make contributions to domestic pension, social security and severance plans in accordance with the percentages and rates established by the applicable law. Such contributions are made to bodies designated by each government and are recorded as expenses when incurred.

Termination payments are charged to income in the year in which the decision to dismiss an employee is made.

In Mexico, in January 2004, the MIPA issued revised accounting Bulletin D-3, *Labor Obligations*. The revised bulletin establishes the overall rules for the valuation, presentation and disclosure of so-called "other post-retirement benefits and the early extinguishment of such benefits". Bulletin D-3 also provides rules applicable to employee termination pay. The observance of these new rules was compulsory for fiscal years beginning on or after January 1, 2005.

The adoption of this new rule did not have a significant effect on the consolidated financial statements taken as a whole.

-Post-retirement obligations

None of the subsidiaries of the Company have defined contribution plans for post-retirement obligations or medical assistance benefits for retired employees or their dependents.

t) Income tax and employee profit sharing

Deferred taxes are determined using the asset and liability method. Under this method, deferred tax assets and liabilities are determined on all temporary differences between the financial reporting and tax bases of assets and liabilities, applying the enacted income tax rate at the date of the financial statements, or the rate enacted at said date that will be applicable at the time the deferred tax assets and liabilities are expected to be recovered or paid, respectively.

The Company evaluates periodically the possibility of recovering deferred tax assets and, if necessary, creates a valuation allowance for those assets that are unlikely to be recovered.

Deferred employee profit sharing is determined only on temporary differences in the reconciliation of current year net income to taxable income for employee profit sharing purposes, provided there is no indication that the related liability or asset will not be realized in the future.

u) Advertising

All advertising costs are expensed as incurred. Advertising expense amounted to approximately, P. 5,670,249 and P. 4,402,714 for the years ended December 31, 2005 and 2004, respectively.

v) Comprehensive income

In accordance with Mexican accounting Bulletin B-4 *Comprehensive Income*, Comprehensive income of América Móvil consists of current year net income shown in the income statement, plus the current year result from holding non-monetary assets, the effects of translation of foreign entities, changes in the fair value of instruments classified as available for sale, the effect of the swap valuation applied to stockholders' equity, and the effects of current year deferred taxes applied directly to stockholders' equity

w) Earnings per share

The Company determined earnings per share by dividing net income by the average weighted number of shares issued and outstanding during the period. The number of shares held by the Company have been excluded from the computation.

x) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the amounts reported in the financial statements and in the accompanying notes. Actual results could differ from these estimates.

y) Concentration of risk

The Company invests a portion of its surplus cash in time deposits in financial institutions with strong credit ratings. The Company has no significant concentrations of credit risks in its accounts receivable, as it has a broad customer base that is geographically diverse.

The Company operates internationally; consequently, it is exposed to market risks for fluctuations in exchange rates.

Approximately 45% and 40% of the Company's aggregate interconnection expenditures for the years ended December 31, 2005 and 2004, respectively, represented services rendered by one supplier; approximately 65% and 75% of the aggregate cost of telephone equipment for such periods represented purchases from three suppliers; and approximately more than 41% and 70% of telephone plant purchases were made from two suppliers.

If any of these suppliers fails to provide the Company with services or equipment on a timely and cost effective basis, the Company business and results of operations could be adversely affected.

z) Financial instruments

To protect itself against fluctuations in interest and exchange rates, the Company uses derivatives that have been designated and classified as either fair value hedges (forwards) or cash flow hedges (interest-rate and cross currency swaps), depending on the risk being hedged. Through December 31, 2004, the changes in fair value of such instruments was recognized in the statement of income, net of costs, expenses or income derived from the hedged assets and liabilities.

Beginning January 1, 2005, due to the adoption of new Bulletin C-10, *Accounting for Derivative Instruments and Hedging Activities*, issued by the MIPA in April 2004, the Company modified its accounting policies for valuing and recognizing hedges. With respect to fair value hedges, changes in the fair value of these instruments are charged or credited to income in the period in which they occur, together with the gain or loss from the hedged asset or liability due to the changes in its fair value.

For cash flow hedges, the effective portion of the derivative's gain or loss is initially reported as a component of comprehensive income in stockholders' equity while the ineffective portion of the gain or loss is reported in earnings immediately. The effectiveness of the derivatives is determined at the time they are defined as derivatives and is periodically measured. Hedges considered as highly effective are those in which the fair value or cash flows of the hedged item are offset on a period-by-period or cumulative basis by changes in the fair value or cash flows of the derivative itself by a range of between 80% and 125%.

Beginning January 1, 2005, the adoption of this new bulletin gave rise to a reclassification in stockholders' equity from retained earnings to other accumulated comprehensive loss items in the amount of P. 17,363. Had the Company adopted the provisions of this new bulletin in 2004, taking into account that the Company's hedges would have met the criteria for recognition, net income of such year would have decreased by the same amount.

a.1) Comparability

The following pro forma financial data for 2004 is based on the Company's financial statements, adjusted to give effect to the new accounting pronouncements described in paragraphs i), o) and z) above.

	2004
Net income	P. 19,187,464
Average number of outstanding shares (in millions)	3,564
Earnings per share	P. 5.38

a.2) Standard regulations of the Mexican Financial Information Standards Research and Development Board (*Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C.* or *CINIF*)

On January 1, 2006, the requirements of the *CINIF* went into effect and replace the standards previously issued by the MIPA. The adoption of these new rules does not have an effect on the Company's financial statements.

a.3) Reclassifications

Certain amounts shown in the 2004 financial statements have been reclassified for uniformity of presentation with 2005.

3. Marketable securities and available for sale securities

A summary of marketable securities as of December 31, 2005 and 2004, is as follows:

	2005		2004	
	Cost	**Fair Value**	Cost	Fair Value
Marketable securities:				
Government bonds			P. 551,601	P. 656,598
Equity securities	**P. 44,439**	**P. 22,979**	181,328	189,920
	44,439	**22,979**	732,929	846,518
Available for sale securities:				
USCO	**1,825,841**	**1,482,000**	1,825,841	1,829,768
	P. 1,870,280	**P. 1,504,979**	P. 2,558,770	P. 2,676,286

a) At December 31, 2005 and 2004, net unrealized (losses) gains on marketable securities were P. (21,460) and P. 113,589, respectively. Net realized gains were P. 90,913 and P. 227,162, in 2005 and 2004, respectively.

b) At December 31, 2005 and 2004, the net unrealized gain (loss) on investments classified as available for sale of P. (343,841) and P. 1,562, respectively, were recorded in other accumulated comprehensive loss items in stockholders' equity in conformity with new Bulletin C-2.

c) At December 31, 2005 and 2004 and at the date on which these financial statements were issued, there have been no changes in the market value of marketable securities that could indicate possible impairment.

4. Accounts receivable

A summary of accounts receivable consist of the following:

	December 31,	
	2005	2004
Subscribers	**P. 16,067,307**	P. 13,537,778
Retailers	**5,009,017**	3,695,975
Cellular operators for interconnections	**3,774,362**	2,088,313
Recoverable taxes	**8,661,052**	2,586,501
Other	**1,414,362**	2,674,945
	34,926,100	24,583,512
Less: Allowance for doubtful accounts	**(3,887,261)**	(3,351,358)
Total	**P. 31,038,839**	P 21,232,154

Activity in the allowance for doubtful accounts for the years ended December 31, 2005 and 2004 was as follows:

	2005	2004
Opening balance as of December 31	**P.(3,351,358)**	P.(2,043,875)
Increases charged to expenses	**(2,801,834)**	(1,850,102)
Effect of acquired companies	**(142,118)**	(153,560)
Decreases to reserve for write-offs	**2,408,049**	696,179
Ending balance	**P.(3,887,261)**	P.(3,351,358)

a) On December 30, 2005, Nicaragua sold, without recourse, its bad debt portfolio of P.149,299 (US$13,939) to an unrelated party, such amount was recorded as a bad debt expense recovery.

b) Also at December 31, 2005, the caption other, includes an account receivable from third parties in the amount of P. 1,295,758 derived from the sale and lease-back of telephone plant (see Note 7).

5. Inventories

Inventories consist of the following:

	December 31,	
	2005	2004
Cellular telephones, accessories cards and others	**P. 13,756,640**	P. 11,894,192
Less:		
Reserve for obsolete inventory	**(803,967)**	(276,561)
Total	**P. 12,952,673**	P. 11,617,631

6. Prepaid expenses and license acquisition

In September 2003, Telcel entered into an agreement with Operadora Unefon, S.A. de C.V., whereby the latter agreed to provide Telcel exclusive and uninterrupted access to a nationwide wireless network using the 1850-1865 MHz / 1930-1945 MHz (Band "A") radio spectrum, for a 16-year period. Under the terms of the agreement, Telcel paid in advance a total consideration of P.3,180 million (US$267.7 million), which represented the present value of the amounts due over the term of the contract and which up to April 2005 was being amortized using the straight-line method over a 16-year period.

On May 13, 2005, Telcel and Unefon terminated the capacity service contract, and simultaneously entered into an agreement for the partial onerous cession of the previously mentioned frequency, at no additional net consideration. The amount of the outstanding balance of the prepayment was transferred to intangibles and is being amortized using the straight-line method over its remaining useful life (see Note 8).

At December 31, 2004, the current portion of prepaid expenses amounts to P. 179,027 and the long-term portion amounts to P. 2,506,384.

7. Plant, property and equipment

a) Plant, property and equipment consist of the following:

	December 31, 2005	December 31, 2004
Telephone plant and equipment	**P.133,263,345**	P. 101,188,335
Land and buildings	**6,071,591**	6,318,396
Other assets	**18,539,693**	19,724,963
	157,874,629	127,231,694
Less: Accumulated depreciation	**(61,728,045)**	(50,269,366)
Net	**96,146,584**	76,962,328
Construction in progress and advances to equipment suppliers	**14,671,791**	9,265,902
Inventories for use in construction of the telephone plant	**1,022,321**	1,512,829
Total	**P. 111,840,696**	P. 87,741,059

b) At December 31, 2005 and 2004, included in plant, property and equipment are the following assets held under capital leases:

	2005	2004
Assets under capital leases	**P. 5,384,310**	P. 5,092,126
Accumulated depreciation	**(925,971)**	(185,320)
	P. 4,458,339	P. 4,906,806

c) From January 2003 to December 2005, America Movil sold part of its telephone plant to unrelated parties for P.5,377 million, which it then leased again under sale and leaseback agreements, which are being amortized based on the remaining useful life of the assets.

At December 31, 2005, America Movil recorded deferred charges related to the above-mentioned sales in the short- and long-term of P. 1,339,717 and P. 6,684,056, respectively, which are included as part of the caption other assets in the balance sheet (P. 1,234,272 and P. 6,990,958 at December 31, 2004).

Amortization expense for the years ended December 31, 2005 and 2004 was P. 1,358,732 and P. 499,591, respectively.

d) Depreciation expense for the years ended December 31, 2005 and 2004 was P. 15,339,874 and P. 12,664,938, respectively.

e) Through December 31, 1996, items comprising the telephone plant in Mexico were restated based on the acquisition date and cost, applying the factor derived from the specific indexes determined by the Company and validated by an independent appraiser registered with the Mexican National Banking and Securities Commission ("NBSC").

Effective January 1, 1997, Bulletin B-10 eliminated the use of appraisals to present telephone plant, property and equipment in the financial statements. At December 31, 2005 and 2004, this caption was restated as follows:

- The December 31, 1996 appraisal value of the imported telephone plant, as well as the cost of subsequent additions to such plant, were restated based on the rate of inflation in the respective country of origin and the prevailing exchange rate at the balance sheet date (specific indexation factors).

- The appraised value of land, buildings and other fixed assets of domestic origin at December 31, 1996, and the cost of subsequent additions to such assets were restated based on the NCPI.

At December 31, 2005, approximately 85% of the value of the telephone plant, property and equipment (96% in 2004) has been restated using specific indexation factors.

8. Intangible assets

A summary of intangible assets is as follows:

	2005					
	Balance at January 1	Increases	Cancellations	Amortization Expense	Effects of translation of foreign subsidiaries, net	Balance at December 31
Licenses	P. 25,722,685	5,127,336	(244,135)			P. 30,605,886
Effects of translation	10,053,696				1,447,424	11,501,120
Accumulated amortization	(6,873,811)	(565,062)	222,981	(3,637,964)		(10,853,856)
Net	P. 28,902,570	4,562,274	(21,154)	(3,637,964)	1,447,424	P. 31,253,150
Trademarks	P. 9,352,428	100,813				P. 9,453,241
Effects of translation	(422,299)				(235,006)	(657,305)
Accumulated amortization	(1,637,885)			(830,898)		(2,468,783)
Net	P. 7,292,244	100,813		(830,898)	(235,006)	P. 6,327,153
Goodwill	P. 20,251,030	2,359,558	(156,326)			P. 22,454,262
Effects of translation	2,036,879				44,656	2,081,535
Accumulated amortization	(6,678,397)					(6,678,397)
Net	P. 15,609,512	2,359,558	(156,326)		44,656	P. 17,857,400

	2004					
	Balance at January 1	Increases	Cancellations	Amortization Expense	Effects of translation of foreign subsidiaries, net	Balance at December 31
Licenses	P. 25,163,413	567,021	(7,749)			P. 25,722,685
Effects of translation	5,971,837				4,081,859	10,053,696
Accumulated amortization	(3,083,860)			(3,789,951)		(6,873,811)
Net	P. 28,051,390	567,021	(7,749)	(3,789,951)	4,081,859	P. 28,902,570
Trademarks	P. 9,352,428					P. 9,352,428
Effects of translation					(422,299)	(422,299)
Accumulated amortization	(782,237)			(855,648)		(1,637,885)
Net	P. 8,570,191			(855,648)	(422,299)	P. 7,292,244
Goodwill	P. 14,762,064	5,757,150	(268,184)			P. 20,251,030
Effects of translation	868,898				1,167,981	2,036,879
Accumulated amortization	(4,506,569)			(2,171,828)		(6,678,397)
Net	P. 11,124,393	5,757,150	(268,184)	(2,171,828)	1,167,981	P. 15,609,512

a) A description of the principal acquisitions of licenses at December 31, 2004 and 2005 is as follows:

- June 2004, 1900 megahertz frequency license to provide cellular telephone services in Uruguay for P. 160,091 (US$ 18.1 million).
- In 2004, a license to operate and provide cellular telephone services in the Minas Gerais region in Brazil for P. 309,067.
- Other licenses acquired in 2004 amounted to P. 15,061.
- March 2005, a concession to render public personal communications services (PCS) in Peru for P.238,308 (US$ 21.1 million).
- April 2005, Telcel won bid on 1900 MHz frequency usage and was consequently awarded use of the 10MHz broadband frequency in the 9 regions into which Mexico is divided. The Company paid P.55,312, (P.55 million nominal amount) for such usage rights. The licenses are for 20-year terms during which time the Company is obligated to pay certain usage fees, as stipulated in the Mexican Fees Law in force at the time the licenses were granted. In the same bid, the Company was also awarded use of additional 10 MHz broadband in region 9 (Mexico, City metropolitan area), region 6 (Guadalajara, Jalisco) and region 4 (Monterrey, Nuevo Leon) that are currently subject to the resolution of a certain legal proceeding. Telcel has not paid for such additional broadband.
- May 2005, Telcel acquired from Unefon 8.400 MHz in the 1850-1865 MHz 1930-1945 MHz (Band "A") radio spectrum frequency, as described in Note 6.
- July 2005, a license to operate and provide cellular and wireless telephone services in the Minas Gerais region in Brazil for P.227,840 (Rs. 51.2 million).

9. Investments

An analysis at December 31, 2004 and 2005 is as follows:

		2005		2004
Investments in:				
Affiliates (Grupo Telvista, S.A. de C.V.)	**P.**	**387,046**	P.	374,449
Other investments		**98,712**		299,335
Total	**P.**	**485,758**	P.	673,784

I. Investments in subsidiaries

In July 2005, the Company carried out a three-for-one share split, approved at the annual stockholders' meeting, whereby each share was exchanged for three new shares.

a) At December 31, 2005 and 2004, the number of shares that the Company holds in América Móvil and the corresponding percentage equity interest in relation to the total number of outstanding shares of each series is as follows:

	Number of shares		% equity interest	
Series	**2005**	2004	**2005**	2004
AA	**7,587,453**	7,587,453	**69.52**	69.35
A	**144,417**	144,420	**18.98**	17.36
L	**6,898,130**	7,088,127	**28.07**	27.48

All the data related to the number of shares in these financial statements have been duly adjusted to reflect the three-for-one share split approved by the stockholders.

In 2005 and 2004, the shares of América Móvil acquired were as follows:

	2005	2004
Millions of series "AA" shares acquired		29
Millionsof series "L" (sale) acquired	**(190)**	261
Book value	**P. (462,624)**	P. 1,739,389
Amount sale and acquisition (cost) series "L"	**2,860,482**	(6,145,457)
Book income before cancellation of goodwill for the period	**2,397,858**	(4,406,068)
Balance at beginning of year	**(5,769,082)**	(2,398,198)
Cancellation of goodwill due to the sale of "L" series shares and amortization of the year	**156,326**	1,035,184
Goodwill for the period	**P. (5,612,756)**	P. (5,769,082)

At December 31, 2005, book income from the sale of shares is P. 2,241,532, which is presented as part of stockholders' equity.

At December 31, 2005 and 2004, the Company has obtained several loans, providing in guaranty, respectively, 254 million and 65.71 million America Móvil ADR's, which represent, respectively, 4,897 million and 1,313 million shares at those dates (see Note 14). Such shares will be released at the maturity date of the loans.

As explained in detail in the subsequent paragraphs, during 2005 and 2004, America Telecom carried out different equity investments through its subsidiary America Móvil. Through independent experts, valuations were carried out to determine the fair value of the net assets acquired.

An analysis of the allocation of the purchase prices of net assets acquired per company was based on the fair values of the assets, as follows:

	2005 Acquisitions							
	Smartcom (Chile)		América Móvil Peru S.A.C.		AMX Paraguay		Total	
Current assets	P.	1,621,242	P.	607,936	P.	119,186	P.	2,348,364
Fixed assets		3,414,566		1,994,621		212,166		5,621,353
Licenses		394,480		900,550		5,457		1,300,487
Other assets		183,297		1,514,411		8,047		1,705,755
Less:								
Current Liabilities		803,122		1,488,034		69,125		2,360,281
Long term debt				814,141		2,891		817,032
Fair value of net assets acquired	P.	4,810,463	P.	2,715,343	P.	272,840	P.	7,798,646
% participation acquired		100.00%		100.00%		100.00%		100.00%
Net assets acquired		4,810,463		2,715,343		272,840		7,798,646
Amount paid		5,454,137		4,431,227		272,840		10,158,204
Goodwill generated	P.	643,674	P.	1,715,884	P.	-	P.	2,359,558

a) AMX PARAGUAY

In July 2005, the Company acquired 100% interest in Hutchinson Paraguay, S.A. (now AMX Paraguay, S.A.), for a purchase price of P. 272,840 (US$ 25 million). The Company provides telecommunication services, including wireless services throughout the Republic of Paraguay.

b) SMARTCOM (Chile)

In August 2005, the Company acquired from the Spanish company Endesa Participadas, S.A. a 100% interest in the Chilean company Smartcom S.A. for a purchase price of P. 5,454,137 (US$505 million). Smartcom provides telecommunication services, including wireless services throughout the Republic of Chile.

c) AMERICA MOVIL PERU, S.A.C.

In August 2005, the Company acquired from TIM International N.V. a subsidiary of the Telecom Italia Group, a 100% interest in the Peruvian company, TIM Peru S.A.C. (now América Móvil Peru, S.A.C.) for P. 4,431,227 (US$ 408 million). América Móvil Peru provides telecommunication services, including wireless services throughout the Republic of Peru.

2004 Acquisitions

	2004 Acquisitions					
		Enitel		Megatel		Total
Current assets	P.	770,340	P.	92,931	P.	863,271
Fixed assets		1,300,859		445,750		1,746,609
Licenses				82,802		82,802
Other assets		95,697		31,351		127,048
Less:						
Current liabilities		589,051		135,643		724,694
Long term debt		453,886		27,435		481,321
Fair value of net assets acquired	P.	1,123,959	P.	489,756	P.	1,613,715
% participation acquired		99%		100%		
Net assets acquired		1,113,056		489,756		1,602,812
Amount paid		2,142,055		997,074		3,139,129
Goodwill generated	P.	1,028,999	P.	507,318	P.	1,536,317

a) ENITEL (Nicaragua)

In January 2004, the Company acquired 49% of the shares of Empresa Nicaragüense de Telecomunicaciones, S.A. (ENITEL) for P. 598,533 (US$ 49.6 million). In August 2004, the Company acquired an additional 50.037% equity interest in ENITEL for P. 1,543,522 (US$ 128 million). ENITEL provides telecommunication services, including wireless and fixed telephone services in Nicaragua.

b) MEGATEL (Honduras)

In June 2004, América Móvil acquired 100% of the shares of Megatel de Honduras, S.A. de C.V. (now Servicios de Comunicaciones de Honduras, S.A. de C.V.) ("Megatel") for P. 997,074 (US$ 81.7 million). Megatel provides telecommunication services, including wireless services in Honduras.

c) CTE (El Salvador)

In December 2004, América Móvil acquired an additional 41.54% equity interest in CTE for which it paid P. 3,433 million (US$ 294.9 million). Subsequent to such acquisition, together with certain purchases from minority stockholders during 2004, the Company's equity interest in CTE increased to 94.9% at December 31, 2004. The purchase of the additional 41.54% was made based on the fair value of CTE's assets at November 2004, giving rise to a goodwill of P. 301,474 (US$ 25.9 million), which, since this was considered a step acquisition, was added to CTE´s goodwill balance generated in the previous year.

e) CTI (Argentina)

In July 2004, América Móvil acquired an additional 8% equity interest in CTI for a total consideration of P. 209,402 (US$ 17.1 million), increasing its total equity interest in CTI to 100%. The above-mentioned purchase was made based on the net fair value of CTI's assets at June 2004, giving rise to a negative goodwill of approximately P. 79,194.

Other acquisitions

In 2005, America Movil paid approximately P.89,827 (US$8,092) to acquire minority interest shares in Brazil, Guatemala, Nicaragua and El Salvador, of which the carrying value amounted to P. 555,939. The difference between the carrying value and purchase price was recognized in the stockholders' equity. Due to such acquisitions, the Company's equity interest increased from 97.8% to 98.9% in Brazil, from 99% to 99.1% in Guatemala, from 99% to 99.3% in Nicaragua and from 94.9% to 95.8% in El Salvador.

In 2005, América Móvil, through its subsidiary Sercotel and the latter through Telecom Americas, made several capital contributions in Brazil's operating companies (ATL, Americel, BSE, Stemar, Telet and BCP) for an aggregate consideration of P. 23,417,240 (US$ 2,209,149).

During 2004, América Móvil invested P.454,000 (US$39 million) in the purchase of minority interests in Comcel (Colombia), CTE (El Salvador), and Telgua (Guatemala), giving rise to a negative goodwill of P. 407,430 (US$30 million) and increasing the Company's equity interest in such companies at December 31, 2004, to 99.2%, 94.9% and 99.0%, respectively.

- Sale of subsidiaries and affiliated companies

a) In July 2005, America Movil (following a capital reduction in which all the stockholders participated proportionally), sold its 40.3% equity interest in Technology and Internet, LLC and its 25% equity interest in Technology Fund One, LLC to Grupo Condumex, S.A. de C.V. (related party) in the amount of P. 31,900 (US$ 3 million). Such sale gave rise to a loss of P. 80,279, which was recognized in stockholders' equity, since the sale was made between entities under common control.

b) In May 2004, America Movil sold its 60% equity interest in Techtel to Teléfonos de México, S.A. de C.V. (related party) for P. 873,397 (US$75 million). Such sale gave rise to a gain of P. 18,842, which was recognized in stockholders' equity, since the sale was made between entities under common control.

General

The Company is not obligated to make any further payments or provide any form of additional or contingent consideration related to these acquisitions, other than those already disclosed.

Unaudited proforma financial data

The following consolidated pro forma financial data for the years ended December 31, 2005 and 2004 have not been audited and are based on the Company's historical financial statements, adjusted to give effect to (i) the series of acquisitions mentioned in the preceding paragraphs; and (ii) certain accounting adjustments related to the amortization of goodwill (up to December 31, 2004) and licenses and adjustments to depreciation of fixed assets of the acquired companies.

The pro forma adjustments assume that the purchases were made at the beginning of the acquisition year and the immediately preceding year and are based upon available information and other assumptions that management considers reasonable.

The pro forma financial information data does not purport to represent what the effect on the Company's consolidated operations would have been had the transactions in fact occurred at the beginning of each year, nor are they intended to predict the Company's results of operations.

	Unaudited pro forma consolidated	
	2005	2004
Operating revenues	**P. 186,257,999**	P. 144,982,344
Net income	**30,841,141**	16,333,953
Earnings per share (in Mexican Pesos)	**0.84**	0.43

10. Financial instruments

At December 31, 2005 and 2004, the financial instruments contracted by the Company are as follows:

	2005		2004	
Financial instrument	**Notional equivalent in millions**			
Interest-rate swaps in US dollars	**US$**	**1,210**	US$	489
Interest-rate swaps in pesos	**P.**	**12,950**	P.	12,500
Cross currency swaps	**US$**	**910**	US$	774.3
Interest-rate swaps and cross currency swaps	**US$**	**913.4**	US$	337.0
Forwards Dollar-Peso	**US$**	**2,940**	US$	1,065

With respect to the aforementioned financial instruments, only a portion equal to US$910 notional amount corresponding to cross currency swaps, qualify for treatment to be designated cash flow as hedging instruments. Consequently, the valuation loss of P.92,871 in 2005, was included in stockholders' equity under the caption other accumulated comprehensive loss items. In 2004, the change in fair value amounted to P.43,647, and were included in the statement of income as part of comprehensive financing cost.

With respect to the instruments not considered effective hedges (interest-rate swaps and cross currency swaps), the change in fair value of P.1,234,203 of loss in 2005 and P.562,949 of gain in 2004, were included in the statement of income as part of comprehensive financing cost.

An analysis of the accumulated valuation effect of the financial instruments included in the annexed balance sheet, at December 31, 2005 and 2004 is as follows:

	2005	2004
Accounts receivable (payable) for financial instruments classified as effective hedges	**P. (656,093)**	P.(47,236)
Accounts receivable (payable) for financial instruments not classified as effective hedges	**(1,247,366)**	191,578
Net accumulated effect receivable (payable) for valuation of financial instruments per annexed balance sheet	**P. (1,903,459)**	P. 144,342

Subsequent event

On February 28, 2006, the Company prematurely cancelled all financial instrument interest rate swaps in Mexican pesos a notional amount of P. 6,950 million; for this cancellation, America Telecom paid P. 324,923, which was charged to the 2006 results of operations. Moreover, on March 1, 2006, the Company entered into new interest rate swaps in Mexican pesos for an amount equal to P. 7,000 million.

11. Employee Benefit Obligations

a) Mexico

Telcel set up an irrevocable trust fund to cover the payment of obligations for seniority premiums, adopting the policy of making contributions to the fund as they are deemed necessary. During 2005 and 2004, the Company contributed P.2,261 and P.2,135, respectively. The seniority premium valuation was determined based on actuarial computations made by independent actuaries using the projected unit-credit method.

The transition asset, past services and variances in assumptions are amortized over a twenty-five year period, which is the estimated average remaining working lifetime of Telcel's employees.

An analysis of the net period cost for 2005 and 2004 is as follows:

		2005		2004
Service cost	**P.**	**2,433**	P.	2,178
Financial cost of projected benefit obligations		**769**		623
Expected return on plan assets		**(571)**		(411)
Amortization of actuarial gain		**(25)**		(27)
Net period cost	**P.**	**2,606**	P.	2,363

The change in the pension plan benefit obligation is as follows:

		2005		2004
Benefit obligation at the beginning of the year	**P.**	**11,479**	P.	9,300
Service cost		**2,433**		2,178
Interest cost		**769**		623
Actuarial gain		**(578)**		(622)
Benefits paid		**-**		-
Benefit obligation at the end of the year	**P.**	**14,103**	P.	11,479

An analysis of the seniority premium reserve at December 31, 2005 and 2004 is as follows:

		2005		2004
Projected benefit obligation	**P.**	**14,103**	P.	11,479
Plan assets		**(10,094)**		(7,229)
Transition asset		**34**		43
Actuarial gain		**2,078**		1,549
Net projected liability	**P.**	**6,121**	P.	5,842
Accumulated benefit obligation	**P.**	**4,009**	P.	4,250

The net projected liability was included in the balance sheet under the caption other accounts payable and accrued liabilities.

The change in employee benefit plan assets and plan funded status is as follows:

	2005	2004
Fair value of plan assets at beginning of year	**P. 7,229**	P. 4,979
Real investment return	**2,865**	2,250
Fair value of plan assets at end of year	**P. 10,094**	P. 7,229

	2005	2004
Funded status	**P. (4,009)**	P. (4,250)
Unrecognized net actuarial gain	**(2,078)**	(1,549)
Unrecognized net transition asset	**(34)**	(43)
Net amount recognized	**P. (6,121)**	P. (5,842)

The net of inflation rates used to determine the actuarial present value of benefit obligations at December 31, 2005 and 2004 are presented below:

	2005	2004
Discount rate	**6.8%**	6.8%
Expected return on plan assets	**6.8**	6.8
Rate of compensation increase	**1.0**	1.0

12. Accounts payable and accrued liabilities

a) Accounts payable and accrued liabilities consist of the following:

	2005	2004
Suppliers	**P. 38,807,310**	P. 27,747,794
Sundry creditors	**7,130,431**	3,548,868
Interest payable	**1,722,939**	1,189,002
Expenses and other provisions	**6,867,829**	4,759,499
Guarantee deposits	**411,414**	346,611
Others	**991,191**	266,184
Total	**P. 55,931,114**	P. 37,857,958

b) At December 31, 2005 and 2004, accounts payable and accrued liabilities includes the following expense and other provision accounts:

	Balance at December 31, 2004	Increase for the year	Payments	Write- offs	**Balance at December 31, 2005**
Vacations premium	P. 264,072	P. 130,588	P. (146,731)		**P. 247,929**
Vacations	86,897	490,470	(219,166)	P. (215)	**357,986**
General expenses	174,352	807,010	(435,764)		**545,598**
Fees	163,653	370,294	(354,733)		**179,214**
Retirement of assets provision	203,181	253,545		1,698	**458,424**
Royalty rewards provision	332,516	396,806			**729,322**
Contingencies provisions	3,534,828	655,925	(34,872)	(1,650)	**4,154,231**
Value added services provisions		845,806	(737,071)		**108,735**
Others		463,893	(367,771)	(9,732)	**86,390**
	P. 4,759,499	P. 4,414,337	P. (2,296,108)	P. (9,899)	**P. 6,867,829**

13. Debt

The Company's long- and short-term debt consists of the following:

Currency	Description	2005 Rate	Maturity from 2006 to	Total 2005	2004 Rate (1)(2)(3)(4)(5)	Maturity from 2005 to	Total 2004
US Dollars							
	Loans from JP Morgan Chase Bank			-	L+1.25	2005	1,926,620
	Loans from JP Morgan Chase Bank	**L+0.80 a L+1.10**	**2006**	**2,677,754**	L+0.80 a L+1.10	2006	2,910,010
	Loans from JP Morgan Chase Bank	**L+0.54 a L+0.625**	**2010**	**2,142,180**	L+0.625	2010	1,163,991
	Wachovia Securites	**L+0.70**	**2006**	**856,871**	L+0.70	2006	931,194
	Wachovia Securites	**L+0.625**	**2009**	**1,071,090**	L+0.625	2009	1,163,991
	Dresdner Bank AG Frankfurt	**L+0.65**	**2009**	**1,071,090**	L+0.65	2009	1,163,991
	Dresdner Bank AG Frankfurt	**L+0.45**	**2010**	**1,071,090**			-
	Santander Central Hispano Benelux			-	L+0.80 a L+1.10	2008	3,491,994
	Santander Central Hispano Benelux	**L+0.62 a L+0.66**	**2009**	**2,142,181**	L+0.62 a L+0.66	2009	2,327,983
	Santander Central Hispano Benelux	**L+0.47 a L+0.58**	**2010**	**3,213,271**			-
	Barclays Bank PLC	**L+0.60**	**2011**	**1,071,090**			-
	Senior Notes fixed rate	**4.125% a 6.375%**	**2035**	**29,915,544**	4.125% a 5.75%	2015	20,870,373
	Senior Notes variable rate	**L+.6250**	**2007**	**3,213,270**	L+.6250	2007	3,491,975
	Lines of credit (variable)	**L+.05 a L+.40**	**2006**	**3,730,028**	L+.35a L+.60	2009	4,830,566
	Leasing	**8.01%; L+1.53 a L+2.90**	**2008**	**747,049**	8.01%	2008	436,308
	Exim Bank loans	**2.71%**	**2010**	**250,287**	L+.225 a L+1.25(1)	2010	7,602,562
	Syndicated loans			-	L+.60	2009	3,491,975
	Lines of credit (fixed)			-	2.71%	2009	261,125
	BNDES			-	UMBNDES+4.3%(1)	2008	125,306
	Others			-	L+.20 a L+1.35	2009	363,375
	Subtotal US Dollars			**53,172,795**			56,553,339
Mexican Pesos							
	Domestic senior note	**Varios**	**2010**	**12,550,000**	Varios	2010	13,434,297
	Senior Note fixed rate	**9.00%**	**2016**	**5,000,000**			
	Commercial paper			-	8.9514%	2005	4,111,038
	Senior note			-	10.00%	2005	273,106
	Lines of credit	**TIIE-.10 a TIIE-.125(3)**	**2006**	**6,000,000**			-
	Leasing	**TIIE+.40 a TIIE+.55**	**2008**	**4,009,000**	TIIE+.40 a TIIE+.55	2008	4,633,317
	Subtotal Mexican Pesos			**27,559,000**			22,451,758
Brazilian reales							
	BNDES			-	TJLP + 2.80% (4) a TJLP + 4.00%	2007	1,099,899
	Lines of credit			-	12.00%	2005	877
	Subtotal Reales			-			1,100,776

Currency	Description	2005 Rate	Maturity from 2005 to	Total 2005	2004 Rate	Maturity from 2004 to	Total 2004
Colombian pesos							
	Senior notes	**IPC + 6.80 a IPC + 7.50**	**2013**	**2,110,088**	IPC + 6.80 (6) a IPC + 7.50	2013	2,191,846
	Lines of credit	**DTF**	**2006**	**267,278**	DTF + 1.70 (5) a DTF + 2.60	2005	379,920
	Subtotal Colombian pesos			**2,377,366**			2,571,766
Other currencies							
	Lines of credit	**3.50% a 14%**	**2006**	**744,492**	6.50%	2005	292,733
	Subtotal other currencies			**744,492**			292,733
	Total Debt			**83,853,653**			82,970,372
	Less: Short term debt and current portion of long term debt			**20,542,066**			11,882,817
	Long term debt			**P. 63,311,587**			P 71,087,555

1) L = LIBOR
2) UMBNDES = Monetary Unit of Brazilian Development Bank (BNDES)
3) TIIE = Mexican Equilibrium Funding Rate
4) TJLP = Long Term Interest Rate
5) CDI = Fixed deposit
6) IPC =National Consumer Index

Except for the fixed-rate senior notes, interest rates on the Company's debt are subject to variances in international and local rates. The Company's weighted average interest rate cost of borrowed funds at December 31, 2005 was approximately 7.59% (7.05% at December 31, 2004).

In addition to the rates above, the Company must reimburse international lenders (with the exception of loans provided or guaranteed by export credit agencies) for Mexican taxes withholding, typically 4.9% of the interest payment. Fees in financing transactions generally add approximately ten basis points to financing costs.

Maturities of long-term debt at December 31, 2005 are as follows:

Years	Amount
2007	P. 5,410,748
2008	6,858,586
2009	11,075,209
2010	8,517,294
2011	1,071,090
2012 and thereafter	30,378,660
Total	P. 63,311,587

Senior Notes

During 2004 and 2005, América Móvil has issued the following senior notes:

a) March 2004, US$500 million and US$800 million, maturing respectively in 2009 and 2014 and bearing annual interest of 4.125% and 5.50%, respectively, which is payable semiannually. In 2004 and 2005, accrued interest on the notes was P.627,290 and P.713,324, respectively.

b) April 2004, US$300 million, maturing in 2007 and bearing variable annual interest at the three-month LIBOR plus 0.625%, which is payable in quarterly installments beginning on July 27, 2004. In 2004 and 2005, accrued interest on the notes was P.54,226 and P.132,844, respectively.

c) October 2004, US$500 million, maturing in 2015 and bearing annual interest of 5.75%, which is payable semiannually beginning on July 15, 2005. In 2004 and 2005, accrued interest on the notes was P.55,190 and P.318,415, respectively.

d) February 2005, US$1,000 million in principal amount of 6.375% senior notes due 2035. Interest is payable semi-annually beginning on September 1, 2005. In 2005, accrued interest on the notes was P. 595,091.

e) September 2005, P.5,000 million in principal amount of 9% senior notes due 2016. Interest is payable semi-annually beginning on January 17, 2006. In 2005, accrued interest on the notes was P.108,750.

All senior notes are unconditionally guaranteed by Telcel.

Lines of credit guaranteed by institutions to promote exports

The Company has medium- and long-term financing programs for the purchase of equipment, whereby certain institutions, to promote exports, provide financial support to purchase export equipment from their respective countries. The outstanding balance under these plans at December 31, 2005 is P.250,287 (US$23 million).

Loans guaranteed by shares

In 2003, the Company obtained two loans of US$ 250 million from JP Morgan Chase Bank. To guarantee such loans, América Telecom placed in trust 45,930,300 ADR's representing 918,606,000 series "L" shares of América Móvil, which will be returned to América Telecom in 2006, at which time the loan is repayable. The loan bears interest, which is repayable quarterly, at the LIBOR rate plus a premium ranging from 0.80% to 1.10%.

In 2004 and 2005, the Company obtained two loans of US$ 200 million from JP Morgan Chase Bank. To guarantee such loans, América Telecom placed in trust 13,718,136 ADR's representing 274,362,720 series "L" shares of América Móvil, which will be returned to América Telecom in 20010, at which time the loan is repayable. The loan bears interest, which is repayable quarterly, at the LIBOR rate plus a premium ranging from 0.54% to 0.6.25%.

In 2003, the Company obtained a loan of US$ 80 million from Wachovia Securities bank. To guarantee such loan, the Company placed in trust 17,033,358 ADR's representing 340,667,160 series "L" shares of América Móvil, which will be returned to América Telecom in 2006, at which time the loan is repayable. The loan bears interest, which is payable quarterly, at the LIBOR rate plus 0.7%.

In addition, in 2004, the Company obtained a loan of US$ 100 million from Wachovia Securities bank. To guarantee such loan, the Company placed in trust 8,878,368 ADR's representing 177,567,360 series "L" shares of América Móvil, which will be returned to América Telecom in 2009, at which time the loan is repayable. The loan bears interest, which is payable quarterly, at the LIBOR rate plus 0.625%.

In 2004, the Company obtained a loan of US$ 100 million from Dresdner Bank, AG Frankfurt. To guarantee such loan, the Company placed in trust 8,257,641 ADR's representing 165,152,820 series "L" shares of América Móvil, which will be returned to América Telecom in 2009, at which time the loan is repayable. The loan bears interest, which is payable quarterly, at the LIBOR rate plus 0.65%.

In 2005, the Company obtained a loan of US$ 100 million from Dresdner Bank, AG Frankfurt. To guarantee such loan, the Company placed in trust 4,122,012 ADR's representing 82,440,240 series "L" shares of América Móvil, which will be returned to América Telecom in 2010, at which time the loan is repayable. The loan bears interest, which is payable quarterly, at the LIBOR rate plus 0.45%.

In 2004, América Telecom obtained three loans of US$ 200 million from Santander Central Hispano Benelux, S.A./N.V. To guarantee such loans, the Company placed in trust 16,825,923 ADR's representing 336,518,460 series "L" América Móvil shares, which will be returned to América Telecom in 2009, at which time the loans are repayable. The loans bear interest, which is repayable quarterly, at the LIBOR rate plus a premium ranging from 0.62% to 0.66%.

In 2005, América Telecom obtained three loans of US$ 300 million from Santander Central Hispano Benelux, S.A./N.V. To guarantee such loans, the Company placed in trust 15,554,259 ADR's representing 311,085,180 series "L" América Móvil shares, which will be returned to América Telecom in 2010, at which time the loan is repayable. The loan bears interest, which is repayable quarterly, at the LIBOR rate plus a premium ranging from 0.47% to 0.58%.

In 2005, the Company obtained a loan of US$ 100 million from Barclays Bank PLC. To guarantee such loan, the Company placed in trust 5,264,062 ADR's representing 105,281,640 series "L" shares of América Móvil, which will be returned to América Telecom in 2011, at which time the loan is repayable. The loan bears interest, which is payable quarterly, at the LIBOR rate plus 0.60%.

- **Subsequent events**

On February 3, 2006, the Company settled a loan grated by Wachovia Securities Inc. for US$ 80 million. As a result of the repayment of this loan, the Company was returned the 17 million ADR's, representing 340.7 million series "L" America Movil shares that were pledged in guarantee for these loans. The Company paid annual interest on the loan at the LIBOR rate plus a premium of 0.70%.

On February 27, 2006, the Company repaid early a loan granted by Santander Central Hispano Benelux, S.A./N.V. of US$ 100 million. As a result of the repayment for this loan, the Company was returned 8.48 million ADR's, representing 169.6 million series "L" America Movil shares, pledged in guarantee of these loans. No penalty fee was paid for prepayment of this debt. On this financing, the Company paid annual interest at the LIBOR rate plus a premium of 0.66%.

On March 6, 2006, the Company repaid early a loan granted by Dresdner Bank, AG Frankfurt of US$ 100 million. As a result of the repayment of this loan, the Company was returned 8.26 million ADR's, representing 165.2 million series "L" America Movil shares, which were were pledged in guarantee for these loans. No penalty fee was paid for prepayment of this debt. On this financing, the Company paid annual interest at the LIBOR rate plus a premium of 0.65%.

Bank loan

At December 31, 2004, América Telecom has a promissory note in the amount of Ps. 264,300 with Banco Inbursa, S.A., bearing interest at an annual 10% rate. Such loan was paid at maturity on January 12, 2005.

Domestic Senior Notes (certificados bursatiles)

The CNBV has authorized the Company to establish four programs for the issuance of domestic senior notes guaranteed by Telcel for P.5,000 million each. At December 31, 2005, the Company had made various issues under such programs for amounts ranging from P.400 to P.1,750 million, with maturities ranging from 3 to 7 years. In general, these issues bear a floating interest rate established as a percentage of the TIIE and CETES rates.

Additionally, the Company has a commercial paper program authorized by the CNBV for
P.3,000 million. As of December 31, 2005, the Company had no outstanding commercial paper debt.

In December 2005, the Company incurred P.8,676 million (US$810 million) in bank debt, guaranteed by Telcel, bearing interest at compounded annual rate of 7.25% and that matures in December 2006.

- **Subsequent events**

On January 6, 2006, under official communication No. number DGE-202-345366, the CNBV authorized for the Company a line of short-term stock certificates for up to P. 1,500 million, maturing on January 10, 2007.

On February 27, 2006, the Company issued 8.70 million stock certificates known as commercial paper, equal to P. 870,000 at a 7.59% interest rate, maturing on April 3, 2006.

Commercial paper

Commercial paper with a balance at December 31, 2004 of P. 4,111,038 issued at year-end at a weighted average interest rate of 8.9514%, was settled at its maturity date in January 2005.

General

At December 31, 2005, the Company had a number of bank facilities for approximately P.10,743 million (US$1,003 million) bearing interest at LIBOR plus a spread. The facilities have similar terms as to covenants, and under all of the facilities América Móvil and Telcel are either borrowers or guarantors.

The Company is subject to financial and operating covenants under the loan agreements. They limit the ability to pledge assets, to effect a merger or a sale of all or substantially all of the assets, and do not permit the Company to restrict the ability of the subsidiaries to pay dividends or make distributions to the Company. The most restrictive financial covenants require the Company to maintain a consolidated ratio of debt to EBITDA not greater than 4 to 1 and a consolidated ratio of EBITDA to interest expense not less than 2.5 to 1 (using terms defined in the loan agreements). Telcel is subject to financial covenants similar to those applicable to América Móvil.

A number of the financing instruments are subject to either acceleration or repurchase at the holder's option if there is a change of control. At December 31, 2004 and 2005, the Company was in compliance with all of these requirements.

At December 31, 2005, 92.8% of total outstanding consolidated debt is guaranteed by Telcel.

- Subsequent event

On February 24, 2006, through Comcel, the Company placed bonds in the Colombian market in the amount of P.450 billion Colombian pesos (equal to USD 200 million) for a term of ten years. The interest rate on such issue is 7.59%.

14. Foreign-Currency position and transactions

a) At December 31, 2005 and 2004, América Móvil has the following foreign-currency denominated assets and liabilities:

	Foreign currency in million			
	2005	**Exchange Rate**	2004	Exchange Rate
	At December 31 2005		At December 31 2004	
Assets				
US dollar	**2,016**	**10.71**	2,621	11.26
Quetzal	**1,854**	**1.41**	1,886	1.45
Reais	**3,150**	**4.58**	3,437	4.24
Colombian peso	**668,573**	**0.005**	405,016	0.004
Argentinean peso	**780**	**3.03**	615	3.78
Uruguayan peso	**653**	**0.443**	85	0.427
Cordoba	**803**	**0.625**	376	0.687
Lempira	**476**	**0.563**	168	0.584
Chilean peso	**76,236**	**0.021**		
Peruvian Soles	**193**	**3.12**		
Guaranies (Paraguay)	**138,130**	**0.002**		
Euro	**47**	**12.63**	3	15.32
Swiss Francs	**53**	**8.16**		

	Foreign currency in million			
	2005	**Exchange Rate**	2004	Exchange Rate
	At December 31 2005		At December 31 2004	
Liabilities				
US dollar	**(5,242)**	**10.71**	(4,908)	11.26
Quetzal	**(1,981)**	**1.41**	(1,442)	1.45
Reais	**(4,616)**	**4.58**	(6,104)	4.24
Colombian peso	**(2,555,922)**	**0.005**	(1,484,520)	0.004
Argentinean peso	**(2,052)**	**3.03**	(987)	3.78
Uruguayan peso	**(1,107)**	**0.443**	(118)	0.427
Cordoba	**(1,092)**	**0.625**	(199)	0.687
Lempira	**(599)**	**0.563**	(297)	0.584
Chilean peso	**(57,651)**	**0.021**		
Peruvian Soles	**(929)**	**3.12**		
Guaranies (Paraguay)	**(313,840)**	**0.002**		

At March 10, 2006, exchange rates of the Mexican peso are as follows:

Foreign currency	Exchange rate
US Dollar	10.712
Quetzal	1.407
Reais	4.935
Colombian peso	0.005
Argentinean peso	3.479
Uruguayan peso	0.443
Cordoba	0.654
Lempira	0.594
Chilean peso	0.020
Peruvian Soles	3.219
Guaranies (Paraguay)	0.002
Euro	12.781
Swiss francs	8.180

b) In the years ended December 31, 2005 and 2004, the Company had the following transactions denominated in foreign currencies. Currencies other than the US dollar were translated to US dollars using the average exchange rate for the year.

	Thousands of U.S. dollars	
	2005	2004
Net revenues	**8,606,256**	5,703,036
Operating costs and expenses	**8,531,766**	6,048,179
Interest income	**249,558**	192,830
Interest expense	**385,090**	331,402
Other income (expense), net	**(58,288)**	(39,602)

15. Commitments and Contingencies

a) As of December 31, 2005, the Company has entered into various leases (as a lessee) with related and third parties for the buildings in which its offices are located, as well as with owners of property where the Company has installed radio bases. The leases expire within one to fourteen years.

Provided below is an analysis of minimum rental payments due in the next five years. In some cases, the amount is subject to an annual increase based on the NCPI.

The Company leases certain equipment used in its operations under capital leases. At December 31, 2005, the Company had the following commitments under non-cancelable leases:

Year ended December 31,	Capital lease	Operating lease
2006	P. 1,081,477	P. 1,615,105
2007	520,605	1,507,746
2008	3,980,846	1,457,618
2009		1,306,369
2010		1,148,271
2011 and thereafter		2,110,023
Total	5,582,928	P. 9,145,132
Less interest	(826,879)	
Present value of minimum rental payments	4,756,049	
Less current installments	712,707	
Long-term obligations at December 31, 2005	P. 4,043,342	

Rent charged to expenses in 2005 and 2004 aggregated P.2,713,641 and P. 1,896,151, respectively.

b) Payment Guarantees With Suppliers

At December 31, 2005, some of the Company's subsidiaries had commitments to acquire equipment for their GSM networks for up to approximately US$755 million (approximately P.8,086,730).

Telcel

c) COFECO

Administrative proceedings have been initiated by the Mexican Federal Antitrust Commission (Comisión Federal de Competencia or Cofeco) against Telcel for alleged anti-competitive behavior mainly in connection with (i) actions by certain distributors of Telcel in relation to the purchase and sale of cellular phones, (ii) exclusive agreements entered into with certain content providers and (iii) refusal to deal with or grant access to certain specialized trunking radio communication operators to short message service interconnection. Since at the present time these investigations are at different procedural stages, no final ruling against Telcel has been issued.
If Telcel is unsuccessful in challenging any of the aforementioned legal proceedings, they may result in significant fines or specific regulations applicable to Telcel. Telcel has not made provisions in its financial statements for these potential liabilities since at the date of the financial statements, the amount of the possible contingency could not be reasonably estimated.

d) Interconnection

In December 2004, Telcel reached an agreement with various other telecommunications service providers as to the interconnection fees applicable under the "calling party pays" system for the period from January 1, 2005 until December 31, 2007. The agreement called for a gradual reduction of 10% per year in interconnection fees charged under the "calling party pays" system from the 2004 rate of P.1.90 per minute to P.1.39 by the end of 2007. The agreement also contemplated that these reductions would be reflected in the tariffs charged by fixed operators to their users. The new framework was approved by the Mexican Federal Communications Commission (Comisión Federal de Telecomunicaciones or Cofetel).

Certain telecommunications service providers have since challenged the new framework, arguing that the proposed interconnection fees do not properly take into account costs associated with the intercconection fee applicable under the "calling party pays", and have initiated proceedings with Cofetel to obtain their intervention in resolving the matter. Such interconnection dissent is in its final stage.

To date, given the current status of the negotiations with dissenting operators, it is impossible to predict what effect a ruling against the Company could have on its financial information. It is entirely possible that a greater decrease in interconnection rates will be ordered by the Cofetel as a result of the interconnection dissent.

e) CNVB

During 2003, América Móvil, S.A. de C.V. (América Móvil) received requests for information from the Mexican Banking and Securities Commission (Comisión Nacional Bancaria y de Valores or the CNBV) and the Securities and Exchange Commission (SEC) regarding Telcel's entry into a capacity services agreement with Operadora Unefon in September 2003. To América Móvil's knowledge, the investigation regards the alleged use by Operadora Unefon of the US$267.7 million paid by Telcel to Operadora Unefon under the agreement and related public disclosures made by an affiliate of Operadora Unefon.

The SEC has publicly stated that it has filed charges against certain affiliates of Operadora Unefon. America Móvil and Telcel have cooperated with the authorities. In 2005, neither América Móvil or Telcel have received any notice on this matter; for which reason, the Company believes that its participation in theses proceedings has concluded.

f) Short message services

Under the terms of its concessions for the 800 megahertz spectrum, Telcel must pay to the federal government a royalty based on gross revenues from concessioned services. The royalty is levied at rates that vary from region to region but average approximately 6%. Telcel believes that short message services are value-added services, which are not concessioned services, and that revenues from short message services should not be subject to this royalty.

In related proceedings, Cofetel has ruled that short text messages are subject to the interconnection regulatory regime and that such services do not constitute value-added services. Telcel is currently disputing these issues in an administrative proceeding, but Telcel has made provisions for P. 332,719 that is included in these financial statements with respect to this potential liability.

g) Trademarks tax assessment

On March 3, 2006, the Sistema de Administración Tributaria (Mexican Tax Administration System or "SAT"), notified Telcel of an assessment of P.271,651 (P. 150,217, plus adjustments, fines and late fees) as a result of a tax deduction made by Telcel in 2003 of P. 1,221,916 in connection with royalty payments made to another subsidiary of América Móvil in connection with the use of certain trademarks. The Company believes that these deductions were made in accordance with applicable law and intend to challenge the validity of this assessment. Based on the foregoing, Telcel expects that the SAT will challenge similar deductions for royalty payments made during 2004 and 2005 of P. 4,490,993 and P. 6,349,628, respectively. The Company has not made provisions in its financial statements with respect to this potential liability because, based on the strength of its legal arguments, the Company believes that if will successfully challenge this assessment.

Comcel

h) Voice/IP

In March 2000, the Colombian Ministry of Industry and Commerce (Superintendencia de Industria y Comercio or SIC) issued Resolution No. 4954, requiring Comunicación Celular, S.A. (Comcel) to pay a fine of approximately US$100 thousand (approximately P. 1,071 million) for alleged anti-competitive behavior. In addition to this administrative fine, the SIC ordered Comcel to pay damages to other long distance operators. The long distance operators estimated their damages to be US$70 million. (approximately P. 2,750 million) Comcel requested an administrative review of the damages decision, which was denied in June 2000. Comcel appealed, and the appeal was rejected in November 2000. Comcel resubmitted the appeal in February 2001.

Comcel also filed a special action in court challenging the denial of the administrative review. Following a series of court proceedings, a Colombian appeals court in June 2002 ordered that Comcel's February 2001 appeal is granted and that the administrative decision against Comcel be reviewed. After additional proceedings, the Constitutional Court revoked the previous decision and ordered the continuance of the procedure for the determination of damages to the other operators. In the opinion of counsel representing Comcel in this matter, in the event the SIC decides to award damages to the long distances service providers, the amount of such damages should not exceed the income received by Comcel from the provision of Voice over IP services, an amount which is substantially smaller than the amount estimated by the long distance service providers.

Comcel has made provisions for P. 34 million that is included in these financial statements with respect to this potential liability on the basis of its counsel's opinion. Neither America Móvil nor Comcel can assure that the amount of damages ultimately determined by the SIC will be consistent with Comcel's counsel opinion. Comcel expects to continue exploiting all available legal actions after a decision on damages is rendered.

i) *Distributors*

In January 2005, Comcel was notified of an arbitration proceeding initiated against it by Celcenter Ltda. (Celcenter) and Concelular, S.A. (Concelular), which are distributors of Comcel. The proceeding relates to Comcel's decision to reduce the commissions paid to distributors. In the proceeding, the distributors allege: (i) abuse of dominant position on Comcel's part; (ii) the existence of an agency relationship between Comcel and the distributors; and (iii) breach of contract and commercial liability on the part of Comcel. Claimants seek to recover approximately US$30 million (approximately P. 321 million) from Comcel. Comcel has made provisions for P. 190 million that is included in these in its financial statements with respect to this potential liability.

Telecom Americas

j) Tess and ATL-Telecom Leste

The Brazilian Federal Communications Commission (Agência Nacional de Telecomunicações or ANATEL) has challenged each of Tess, S.A. (Tess) and ATL-Telecom Leste, S.A. (ATL) regarding the calculation of inflation-related adjustments due under these companies' concession agreements with ANATEL. Forty percent of the concession price under each of these agreements was due upon execution and 60% was due in three equal annual installments (subject to inflation-related adjustments and interest) beginning in 1999. Both companies have made these concession payments, but ANATEL has rejected the companies' calculation of the inflation-related adjustments and requested payment of the alleged deficiencies. The companies have filed declaratory and consignment actions in Brazilian courts seeking resolution of the disputes.

The court of first instance ruled against ATL's filing for declaratory action in October 2001 and ATL's filing for consignment action in September 2002. Subsequently, ATL filed appeals, which are pending. In September 2003, the court of first instance ruled against Tess' filing for consignment action. Subsequently, Tess filed an appeal, which is still pending. No ruling has been made to date in respect of the declaratory action filed by Tess. The aggregate contested amounts were approximately US$ 178 million (including potential penalties and interest) (approximately P.1,911 million) at December 31, 2005. Tess and ATL have made provisions in their financial statements for these potential liabilities.

k) BNDESPAR

Prior to the acquisition of Telet, S.A. (Telet) and Americel, S.A. (Americel) by Telecom Americas Limited (Telecom Americas), BNDESPar, a subsidiary of BNDES, the Brazilian development bank, had entered into investment and other stockholder agreements with Americel, Telet and certain of their significant stockholders. Under these agreements, BNDESPar had the right, among others, to participate in the sale of shares of Telet and Americel in the event of certain transfers of control, for so long as BNDESPar held 5% of the share of capital in those companies. In October 2003, Telecom Americas increased the capital of each of Telet and Americel and BNDESPar's ownership fell below 5% from approximately 20% in each as it elected not to exercise its preemptive rights. Subsequently, BNDESPar sent official notices to Telet and Americel reserving its rights under the agreements in respect of certain past transfers of shares.

In November 2004, BNDESPar filed a lawsuit with the competent court of Rio de Janeiro claiming that BNDESPar is entitled to sell its shares in Telet and Americel to Telecom Americas for approximately US$164 million (approximately P. 1,757 million). Such suit is still in Litigation. The Company does not believe that BNDESPar has valid grounds for its claims against Telecom Americas, and Telecom Americas will defend itself vigorously against these claims. Neither America Móvil or Telecom Americas can assure, however, that Telecom Americas will ultimately prevail. Telecom Americas has not made provisions in its financial statements for these potential liabilities.

l) Lune patent case

A Brazilian company claims that wireless operators in Brazil have infringed its patent over certain caller id technology. The plaintiff first brought a patent infringement case in a state court in Brasília, Federal Capital of Brazil, against Americel and later brought cases, as part of two separate proceedings, against 23 other defendants, including all of our other operating subsidiaries in Brazil.

Although we believe that the patent does not cover the technology that is used by Americel to provide caller id services, Americel lost the case at the trial level and on first appeal. After the judgment against Americel was rendered, a federal court in Rio de Janeiro, Brazil, rendered a preliminary injunction decision suspending the effects of the patent, in an action filed by a supplier of caller id technology. Americel filed three special appeals against the decision of the state court in Brasília, seeking review at the Superior Court of Justice (which is the highest court in Brazil to decide on questions of federal law) and Supreme Court (the highest court in Brazil to decide on questions of constitutional law) The Court of Appeals has determined that two of our special appeals will be heard by the Superior Court of Justice. Our request for a special appeal before the Supreme Court has been denied. Americel may still file a motion requesting the reversal of this decision. Americel intends to continue vigorously defending itself against this claim.

The cases against the other operators are still on their initial stages. The plaintiff has brought these other cases in the same state trial court that heard the case against Americel, but the defendants have requested that the cases be dismissed on jurisdictional grounds. The Americel judgment does not bind other state courts or the federal courts of Brazil. America Móvil and its Brazilian subsidiaries will continue vigorously defending their selves from these claims, and do not expect that there will be a resolution of these other cases within the next couple of years.

At this time, it is not possible for us to estimate with a reasonable degree of certainty the damages that may result from these proceedings, if ultimately resolved against our interests. The plaintiff in the Americel case is now required to request the commencement of proceedings for execution of the judgment, seeking to prevent Americel from providing caller id services and to determine monetary damages for alleged past infringements. At this time, Americel does not know how the plaintiff intends to request that damages be determined. Americel intends to request that the effects of any execution order be suspended pending resolution of the appeals. In addition, Americel benefits from a limited contractual indemnity from its equipment supplier, and it is currently analyzing how and to what extent it could recover any eventual damages from this supplier. Americel has not made any provisions in its financial statements in respect of these proceedings since the amount of potential damages cannot be reasonably determined.

CompUSA

m) COC Services

In January 2000, a lawsuit was filed in Texas against our affiliate CompUSA, Inc. (CompUSA) on behalf of COC Services, Ltd. (COC) alleging, among other things, breach of contract, tortuous interference and conspiracy in connection with a letter of intent for the franchising of retail stores in Mexico. In addition to our affiliate CompUSA, the lawsuit named as defendants James Halpin, CompUSA's former chief executive officer, Mr. Carlos Slim Helú, our chairman, and certain other persons. The jury trial concluded in February 2001 with a jury verdict against CompUSA in the amount of US$90 million in actual damages. The verdict also awarded punitive damages in the amount of US$94.5 million against CompUSA and US$175 million against Mr. Halpin. Damages were also awarded against the remaining defendants.

In March 2001, our affiliate CompUSA and the other defendants filed a motion with the trial court for judgment notwithstanding the verdict. In May 2001, the trial court granted the motion for judgment notwithstanding the verdict, vacating the award against our affiliate CompUSA and Mr. Halpin and reducing significantly the amount of damages. Despite the significant reduction in damages, Mr. Slim Helú and the other defendants appealed seeking discharge from all claims. In August 2004, the Dallas Court of Appeals reversed the February 2001 judgment in full, releasing the defendants from the obligation to pay any damages. COC has appealed this decision and the appeal is pending.

Telgua

n) ITI-GEDO

In addition, judicial proceedings were commenced in the United States District Court for the Southern District of New York (the "District Court") in March 2001 by International Telecom, Inc. (ITI) against Generadora Eléctrica de Oriente, S.A. (GEDO), Antonio Jorge Álvarez and Telgua, alleging breach of contract, tortious interference with contract and fraud in connection with an international telecommunications services agreement. In March 2002, the court granted Telgua's motion to dismiss the case against it for lack of personal jurisdiction, holding that Telgua had insufficient contacts with New York to subject it to jurisdiction in that forum. A final decision awarding ITI over U.S.$900,000 in damages against defendants GEDO and Álvarez was rendered by the District Court in April 2004. In June 2004, ITI filed an appeal with the United States Court of Appeals for the Second Circuit challenging, among other things, the District Court's March 2002 decision to dismiss Telgua from the action for lack of personal jurisdiction. Oral arguments were heard in March 2005, and the parties are awaiting a decision from the Appeals Court. On April 2005, the Appeals Court issued a summary order in favor of Telgua. The term to appeal before the United States Supreme Court expired on July 2005, ITI did not appeal and the process was concluded.

16. Related Parties

a) Following is an analysis of balances due from/to related parties as of December 31, 2004 and 2005. All of the companies are considered América Móvils' affiliates, as the Company's principal stockholders are also directly or indirectly stockholders of these related parties.

	December 31, 2005	2004
Accounts receivable:		
Teléfonos de México, S.A. de C.V.	**P. 770,265**	P. 727,832
Sanborns Hermanos, S.A. de C.V.	**139,236**	131,355
Sears Roebuck, S.A. de C.V.	**52,678**	64,741
Teléfonos del Noroeste, S.A. de C.V.		35,231
Embratel Participacoes, S.A.		123,996
Others	**26,142**	50,683
Total	**P. 988,321**	P. 1,133,838
Accounts payable:		
Fianzas Guardiana Inbursa, S.A. de C.V.	**29,160**	67,344
Seguros Inbursa S.A de C.V.	**26,282**	23,353
Embratel Participacoes, S.A.	**561,603**	
Others	**16**	4,771
Total	**P. 617,061**	P. 95,468

b) America Telecom through America Móvil receives services from several subsidiaries of Grupo Carso, S.A. de C.V., Grupo Financiero Inbursa, S.A. de C.V. (Inbursa) and Telefónos de Mexico and subsidiaries (Telmex). The Company's relationship with Telmex includes, among other aspects, the interconnection of the related networks and the use of its facilities, specifically the co-location of switchboard equipment in the facilities owned by Telmex. The Company's relationships with Inbursa includes, among others, insurance and bank services.

c) In the years ended December 31, 2005 and 2004 the Company had the following significant transactions with related parties, (mainly with Telmex):

	2005	2004
Revenues:		
Calling Party Pays (CPP) interconnection fees and other (1)	**P. 12,359,942**	P. 11,666,881
Costs and expenses:		
Payments for long-distance, circuits and others (2)	**4,726,652**	4,410,826
Commercial, administrative and general:		
Advertising	**761,355**	421,434
Others, net	**834,763**	782,645
Interest expense (income), net	**(340,720)**	(683)

(1) Interconnection fees from CPP: incoming calls from a fixed-line telephone to a wireless telephone. The interconnection agreements specify the number of connection points, locations of interconnection points, the method by which signals must be transmitted and received and the costs and fees of interconnection.

(2) Includes: a) Interconnection (cost): payments for outgoing calls from the wireless network to the fixed-line network; b) Long-distance: payments for the use of national and international long-distance; and c) leases of buildings and other cellular space.

d) Telcel has entered into various leasing and co-location agreements with a subsidiary of Telmex. Under these agreements, Telcel pays monthly fees for the use of Telmex's antenna repeater space and has the right to install its interconnection equipment.

e) In 2005, Smartcom and Chile Sat (subsidiary of Telmex) entered into an agreement for the provision of capacity, whereby the latter agrees to provide Smartcom with the right to use capacity and infrastructure over the following 30 years. Such agreement gives rise to a monthly disbursement of P.17.5 million, beginning in September 2005. The amount recorded in results of operations of 2005 for this agreement is P.70 million.

17. Stockholders' Equity

a) The Company's fixed minimum capital at December 31, 2005 and 2004 is Ps. 4,590,706 (Ps. 886,842 nominal amount) and Ps. 4,601,671 (Ps. 897,681 nominal amount), respectively, represented by 3,458,378 (thousand) and 3,500,646 (thousand) Series A-1 common, registered shares with no par value. In addition, the Company's bylaws provide for the issuance of Series A-2 variable capital shares. At December 31, 2005, no variable capital shares have been issued.

b) In 2001, the Company initiated a program to purchase its own shares. The cost of the shares purchased over the portion of capital stock represented by the shares acquired, represents a charge to retained earnings. In 2005 and 2004, the stockholders agreed to increase the legal reserve by Ps. 3,064,800 and Ps. 4,287,508, respectively (Ps. 3,000,000 and Ps. 4,000,000 nominal values, respectively). At December 31, 2005 and 2004, the legal reserve was Ps. 4,902,214 and Ps. 3,390,182, respectively.

c) During 2005 and 2004, the Company repurchased 42,268 (thousand) and 138,693 (thousand) shares, respectively. At December 31, 2005, there were 476,698 (thousand) treasury shares for re-placement.

d) At December 31, 2005, the caption Other accumulated comprehensive income items includes the deficit from restatement of stockholders' equity net of deferred taxes and the effect of translation of foreign entities in the amount of Ps. (1,442,203) Ps. 1,507,449 in 2004.

e) In conformity with the Mexican Corporations Act, at least 5% of the net income of each year must be appropriated to increase the legal reserve until it reaches 20% of the capital stock issued and outstanding.

18. Income Tax, Asset Tax and Employee Profit Sharing

a) Mexico

1) Effective January 1, 2002, the Ministry of Finance and Public Credit authorized América Móvil to consolidate the group tax returns of its Mexican subsidiaries. Global Central América, S.A. de C.V., one of the Company's subsidiaries is excluded from this tax consolidation.

Through December 31, 2004, tax consolidation was allowed at 60% of tax losses and taxable earnings of those Mexican subsidiaries authorized to be consolidated for tax purposes. Starting on January 1, 2005, tax consolidation is allowed at 100% of tax losses and taxable earnings of Mexican subsidiaries.

In 2005 the Company determined in individual form a tax loss by $ 99,310.

2) Asset tax is a minimum income tax payable on the average value of most assets net of certain liabilities. Since asset tax may be credited against income tax, the former is payable only to the extent that it exceeds income tax. Asset tax for the years ended December 31, 2004 and 2005 was P.1,170,109, P.1,028,613 and P.1,070,958, respectively. The 2005 asset tax was offset against excess of income tax over asset tax paid in prior years in the amount of P.528,506.

Asset tax for the years ended December 31, 2004 was determined on a consolidated basis for Mexican subsidiaries and offset against income tax in the tax consolidation.

Asset tax charged to Mexican subsidiaries for the year ended December 31, 2005 corresponds to the amount shown in the provision for income tax in the statement of income. The aforementioned situation is due to the fact that the 2005 consolidated taxable income of P.33,701,266 was decreased by the available tax loss carryforward in the same amount, giving rise to a credit of P.10,110,380 in the statement of income.

3) Corporate income tax for the years 2005 and 2004 was 30% and 33%, respectively.

Effective January 1, 2005, the income tax rate will be 30% and will be reduced by one-percentage point until it reaches 28% in 2007 and succeeding years. The effect of change in effective tax rate at December 31, 2004 amounted P.310 million and represented a credit to operations.

Additionally, in 2005, the effect of the gradual decrease in the income tax rate is reflected in the computation of deferred taxes of the Mexican subsidiaries and represents a charge to operations of approximately P.54 million in 2005.

4) An analysis of income tax charged to results of operations for the years ended December 31, 2005 and 2004 is as follows:

	2005	2004
Current year income tax of Mexican Subsidiaries		P. 4,158,172
Current year asset tax of Mexican Subsidiaries	**P. 542,452**	
Current year income tax of foreign Subsidiaries	**2,360,815**	1,660,328
Deferred income tax of foreign Subsidiaries	**(510,423)**	
Deferred income tax of Mexican Operations	**(2,164,525)**	2,843,368
Effect of change in effective tax rate	**54,373**	(312,693)
Total	**P. 282,692**	P. 8,349,175

5) An analysis of employee profit sharing charged to results of operations for the years ended December 31, 2005 and 2004, is as follows:

	2005	2004
Current year employee profit sharing	**P. 299,682**	P. 262,843
Deferred employee profit sharing	**(294,901)**	294,901
	P. 4,781	P. 557,744

Since current tax legislation recognizes partially the effects of inflation on certain items that give rise to deferred taxes, the current year net monetary effect on such items has been reclassified in the statement of income from the monetary position result to current year deferred income tax cost.

6) A reconciliation of the statutory corporate income tax rate to the effective rate recognized for financial reporting purposes is as follows:

	Year ended December 31	
	2005	2004
Statutory income tax rate in Mexico	**30.0%**	33.0%
Financing costs	**0.60**	3.3
Goodwill		6.3
Effect of change in statutory tax rate	**(0.81)**	(0.4)
Tax refunds	**0.14**	
Asset tax		
Capital loss incurred during the year	**(29.70)**	
Operations of subsidiaries abroad		(6.6)
Others	**0.44**	2.5
Effective tax rate for Mexican operations	**0.67**	38.9
Revenues and costs from foreign subsidiaries	**0.24**	(6.3)
Effective tax rate	**0.91%**	32.6%

7) The temporary differences on which the Company recognized deferred tax liabilities in the years ended December 31, 2005 and 2004, were as follows:

	December 31, 2005	December 31, 2004
Deferred tax assets		
Liability provisions	**P. (1,994,555)**	P. (584,732)
Other	**(1,287,987)**	(256,321)
Deferred revenues	**(1,186,876)**	(1,169,040)
Tax loss carryforwards	**(20,004,080)**	(20,831,868)
Asset Tax		(370)
	(24,473,498)	(22,842,331)
Deferred tax liabilities		
Fixed assets	**2,032,043**	2,474,109
Sale and lease back	**2,330,747**	2,279,804
Inventories	**1,361,527**	1,581,355
Licenses	**650,263**	426,914
Royalties prepayment		1,342,142
Others		234,421
	6,374,580	8,338,745
Less: valuation allowance	**21,582,720**	20,621,373
Deferred income tax liability	**P. 3,483,802**	P. 6,117,787
Deferred employee profit sharing liability (inventory)		294,906
Deferred tax liability	**P. 3,483,802**	P. 6,412,693

8) America Movil is legally required to pay employee profit sharing in addition to the compensations and benefits to which Mexican employees are contractually entitled. The statutory employee profit sharing rate in 2005 and 2004 in Mexico was 10% of taxable income and 15% for Ecuador.

Starting in 2006, employee profit sharing paid to employees will be deductible under certain circumstances for income tax purposes in Mexico.

9) The deferred income tax asset of P.656,717 shown in the balance sheet at December 31, 2005 refers to TracFone's partial reversal of its valuation allowance (for tax loss carryforwards) as a result of the partial materialization of such assets during 2005 and of management's evaluation of the adequacy of the reserve.

The temporary differences on which the Company recognized deferred tax assets in the year ended December 31, 2005, which were only recognized with respect to Tracfone as described above, were as follows (not included in the table above):

	December 31, 2005	December 31, 2004
Deferred tax assets		
Liability provisions	P. (50,226)	P. (46,714)
Other	(66,922)	(24,956)
Tax credits and contributions carryover	(52,334)	(37,055)
Deferred revenues	-	(555,484)
Tax loss carryforwards	(1,102,448)	(815,223)
	(1,271,930)	(1,479,432)
Deferred tax liabilities		
Fixed assets	37,492	29,958
Other	(7,053)	(2,942)
	30,439	27,016
Valuation allowance	543,692	1,452,416
Deferred tax asset	P. 697,799	P. -

b) Foreign Subsidiaries

The foreign subsidiaries determine their income tax based on the individual results of each subsidiary and in conformity with the specific tax regimes of each country. The pretax income and tax provisions of these subsidiaries in 2005 and 2004 were P. 2,435,083 and P. 1,556,008; and P.2,525,738 and P.1660,328, respectively.

At December 31, 2005, America Móvil's foreign subsidiaries have available tax loss carryforwards in conformity with the tax regulations of their respective countries as follows:

Country	Available tax loss carryforwards in millions of pesos at December 31, 2005
Brazil	P. 34,582
Argentina	4,453
USA	2,750
Colombia	3,090
Ecuador	372
Mexico	9,336
Chile	8,261
Peru	11,350
Total	P. 74,194

Available tax loss carryforwards in the different countries in which the Company operates are subject to the following conditions:

i) In Brazil there is no time limit on the carryforward of tax losses; however, the carryforward in each year may not exceed 30% of the tax base for such year.

ii) In Argentina, the tax loss of a given year may be carried forward only against the taxable earnings of the succeeding five years.

iii) Up to 2002, tax losses incurred in Colombia, were allowed to be carried forward against taxable earnings of the succeeding five years, with no limitations whatsoever. Beginning in 2003, the tax loss of a given year may be carried forward only against the taxable earnings of the succeeding eight years, not exceeding 25% of the earnings generated in each of those years.

iv) In Ecuador, the tax loss of a given year may be carried forward only against the taxable earnings of the succeeding five years and may be used solely with respect to 25% or less of the taxable earning of each year.

v) In Guatemala and El Salvador, there is no carryforward of tax losses against earnings of future years.

vi) In Chile, there is no time limit on the carryforward of tax losses.

vii) In Mexico, the tax loss of a given year may be carried forward only against the taxable earnings of the succeeding ten years.

19. Segments

América Móvil operates primarily in one operating segment (cellular services); however, as mentioned in Note 1 above, the Company has international telecommunications operations in Mexico, Guatemala, Nicaragua, Ecuador, El Salvador, Brazil, Argentina, Colombia, United States, Honduras, Chile, Peru, Paraguay and Uruguay. The accounting policies of the segments are the same as those described in Note 2. The following summary shows the most important segment information: A summary of the information by geographical segment, which is the way management analyzes results, is as follows. In 2004, Honduras and Nicaragua are included in the concept of others; in 2005, the caption Others includes Chile, Paraguay, Peru and Honduras, since the related amounts together are not material with respect to the Company's revenues, operating income and total assets taken as a whole.

	Mexico Corporate	Mexico (Telcel)	Guatemala (includes Nicaraguan operations)	Ecuador	Colombia	Brazil	Argentina	U.S.A.	El Salvador	Others	Eliminations	Consolidated total
December 31, 2005												
Operating revenues	21,264,266	89,586,226	7,269,324	6,864,794	15,565,432	30,563,790	11,218,626	10,967,732	4,941,793	5,549,188	(21,637,972)	182,153,199
Depreciation and Amortization	614,135	6,015,952	1,598,585	670,254	1,766,270	7,811,079	710,460	194,278	863,105	1,019,740		21,263,858
Operating (loss) income	(339,049)	34,413,425	2,412,617	1,083,125	1,221,154	(8,780,024)	578,403	713,893	1,786,265	524,189	396,666	34,010,664
Interest expense, net (includes related party)	9,885,733	4,635,083	240,881	92,046	622,150	2,139,086	100,307	16,418	17,278	51,933	(9,416,701)	8,384,214
Segment Assets	358,741,259	99,746,997	15,622,223	9,245,590	26,594,345	71,895,029	10,691,878	4,855,575	10,197,441	19,606,040	(389,259,634)	237,936,743
Plant, property and equipment, net	1,333	32,386,824	9,929,140	3,112,357	14,655,788	29,555,600	6,262,096	387,880	4,550,145	10,999,533		111,840,696
Goodwill, net	10,577,586		845,366	1,608,426	3,325,456					1,500,566		17,857,400
Trademarks, net					1,453,674	3,122,069	812,012		841,945	97,453		6,327,153
Licenses, net		4,199,844	552,831	185,666	2,848,479	20,950,509	574,428		265,097	1,676,296		31,253,150
December 31, 2004												
Operating revenues	18,650,506	73,180,402	7,406,797	4,429,783	9,648,930	23,753,240	5,759,068	9,257,303	4,876,976	1,122,782	(18,851,922)	139,233,865
Depreciation and Amortization	2,222,239	5,250,993	1,492,925	594,851	1,936,084	6,922,303	453,471	207,243	1,041,512	162,373	(34,511)	20,249,483
Operating (loss) income	(2,141,448)	26,387,556	2,433,444	914,198	632,208	(6,798,826)	(416,551)	328,240	1,664,081	168,935	295,584	23,467,421
Interest expense, net (includes related party)	7,411,540	5,956,356	580,891	112,918	476,342	2,675,223	45,436		11,293	35,016	(11,974,122)	5,330,893
Segment Assets	302,743,735	84,466,788	14,798,617	7,640,835	22,458,368	60,312,863	7,314,179	4,052,997	10,975,635	4,654,166	(312,407,258)	207,010,925
Plant, property and equipment, net	737,273	28,164,629	10,110,815	3,256,457	10,396,293	25,046,847	2,691,765	366,978	5,186,663	1,783,339		87,741,059
Goodwill, net	8,811,287		397,359	1,610,173	3,290,175					1,500,518		15,609,512
Trademarks, net					1,672,067	3,697,514	943,934		978,729			7,292,244
Licenses, net		1,571,234	674,295	147,025	3,135,930	22,115,940	644,043		365,387	248,716		28,902,570

As filed with the Securities and Exchange Commission on June 30, 2006

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

Annual Report Pursuant to Section 13
of the Securities Exchange Act of 1934
for the fiscal year ended December 31, 2005

Commission file number for securities registered pursuant to Section 12(b) of the Act: 0-32245

Commission file number for securities registered pursuant to Section 12(g) of the Act: 1-16269

AMÉRICA MÓVIL, S.A. DE C.V.

(exact name of registrant as specified in its charter)

America Mobile
(translation of registrant's name into English)

United Mexican States
(jurisdiction of incorporation)

Lago Alberto 366, Colonia Anáhuac, 11320 México, D.F., México
(address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:	Name of each exchange on which registered:
American Depositary Shares, each representing 20 Series L Shares, without par value	New York Stock Exchange
Series L Shares, without par value	New York Stock Exchange (for listing purposes only)

Securities registered pursuant to Section 12(g) of the Act:

American Depositary Shares, each representing 20 Series A Shares, without par value

Series A Shares, without par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The number of outstanding shares of each of the registrant's classes of capital or common stock as of December 31, 2005:

10,915 million	AA Shares
761 million	A Shares
24,570 million	L Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No

If this report is an annual or transition report, indicate by checkmark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐ **Item 18** ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

TABLE OF CONTENTS

PART I

Item 3. Key Information

SELECTED FINANCIAL DATA

This annual report includes our audited consolidated financial statements as of December 31, 2004 and 2005 and for each of the three years ended December 31, 2003, 2004 and 2005. Our financial statements have been prepared in accordance with Mexican GAAP and are presented in Mexican pesos. The financial statements of our non-Mexican subsidiaries have been adjusted to conform to Mexican GAAP and translated to Mexican pesos. See Note 2(g) to our audited consolidated financial statements.

Mexican GAAP differs in certain respects from U.S. GAAP. Note 20 to the audited consolidated financial statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP, as they relate to us, a reconciliation to U.S. GAAP of operating income, net income and total stockholders' equity and a condensed statement of cash flows under U.S. GAAP.

Pursuant to Mexican GAAP, in our financial statements and the selected financial information set forth below:

- nonmonetary assets (including plant, property and equipment of Mexican origin) and stockholders' equity are restated for inflation based on the Mexican National Consumer Price Index; plant, property and equipment of non-Mexican origin are restated based on the rate of inflation in the country of origin and converted into Mexican pesos using the prevailing exchange rate at the balance sheet date;
- gains and losses in purchasing power from holding monetary liabilities or assets are recognized in income; and
- all financial statements are restated in constant pesos as of December 31, 2005.

The effect of inflation accounting under Mexican GAAP has not been reversed in the reconciliation to U.S. GAAP of operating income, net income and total stockholders' equity, except with respect to the methodology for restatement of imported telephone plant. See Note 20 to our audited consolidated financial statements.

On July 18, 2005, we effected a three-for-one stock split. Unless otherwise noted, all share and per share data in this annual report have been adjusted to reflect the stock split for all periods presented.

References herein to "U.S.$" are to U.S. dollars. References herein to "pesos," "P." or "Ps." are to Mexican pesos.

This annual report contains translations of various peso amounts into U.S. dollars at specified rates solely for your convenience. You should not construe these translations as representations by us that the nominal peso or constant peso amounts actually represent the U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, we have translated U.S. dollar amounts from constant pesos at the exchange rate of Ps. 10.71 to U.S.$1.00, which was the rate reported by Banco de México for December 31, 2005.

The selected financial and operating information set forth below has been derived in part from our audited consolidated financial statements, which have been reported on by Mancera S.C., a member practice of Ernst & Young Global, an independent, registered public accounting firm. The selected financial and operating information should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements.

	As of and for the year ended December 31,					
	2001	2002	2003	2004	2005	2005
	(millions of constant pesos as of December 31, 2005)(1)					(millions of U.S. dollars)(1)
Income Statement Data:						
Mexican GAAP						
Operating revenues	Ps. 49,408	Ps. 64,936	Ps. 93,412	Ps. 139,234	Ps. 182,153	U.S.$ 17,006
Operating costs and expenses	42,155	50,827	73,891	114,958	148,457	13,860
Depreciation and amortization	5,347	9,354	15,084	19,214	21,264	1,985
Operating income	7,253	14,109	19,521	24,276	33,696	3,146
Comprehensive financing cost (income)	723	1,112	(2,307)	(1,972)	1,194	112
Net income (loss)	(989)	5,200	16,338	17,063	31,641	2,955
Net income (loss) per share:						
Basic(2)	(0.02)	0.13	0.42	0.45	0.87	0.08
Diluted(3)	(0.02)	0.13	0.42	0.45	0.87	0.08
Dividends declared per share(4)	0.013	0.015	0.020	0.040	0.37	0.034
Dividends paid per share(5)	0.010	0.014	0.019	0.035	0.37	0.034
Weighted average number of shares outstanding (millions):						
Basic	39,597	39,369	38,736	37,506	36,538	
Diluted	39,597	39,369	38,742	37,518	36,538	
U.S. GAAP						
Operating revenues(6)	Ps. 44,530	Ps. 60,540	Ps. 88,924	Ps. 130,915	169,906	U.S.$ 15,864
Operating costs and expenses	37,855	46,071	68,776	107,894	138,723	12,952
Depreciation and amortization	5,974	8,845	14,758	18,858	23,193	2,165
Operating income	6,675	14,469	20,148	23,021	31,183	2,911
Comprehensive financing cost (income)	790	774	(2,144)	(2,443)	(1,261)	(118)
Net income (loss)	(728)	6,562	16,194	17,218	31,618	2,952
Net income (loss) per share:						
Basic(2)	(0.017)	0.16	0.42	0.46	0.87	0.081
Diluted(3)	(0.017)	0.16	0.42	0.46	0.87	0.081
Balance Sheet Data:						
Mexican GAAP						
Property, plant and equipment, net	Ps. 47,753	Ps. 68,470	Ps. 77,348	Ps. 87,741	Ps. 111,841	U.S.$ 10,442
Total assets	110,685	127,755	163,015	201,102	229,994	21,473
Short-term debt and current portion of long-term debt	7,531	11,562	13,161	5,572	17,007	1,588
Long-term debt	18,123	40,650	40,438	57,934	51,530	4,811
Total stockholders' equity(7)	67,643	55,592	75,228	80,151	85,661	7,998
Capital stock	33,913	33,905	33,903	33,887	33,878	3,163
Number of outstanding shares (millions):						
Series AA	11,421	10,941	10,941	10,941	10,915	
Series A	945	873	837	795	761	
Series L	27,231	26,934	26,730	25,056	24,570	
U.S. GAAP						
Property, plant & equipment, net	Ps. 51,213	Ps. 69,715	Ps. 83,577	Ps. 98,283	Ps. 126,789	U.S.$ 11,837
Total assets	115,207	131,096	172,372	215,098	247,880	23,144
Short-term debt and current portion of long-term debt	7,531	11,562	13,161	5,572	17,007	1,588
Long-term debt	18,123	40,650	40,438	57,934	51,530	4,811
Minority interest	894	1,331	5,542	1,714	1,022	95
Total stockholders' equity	68,058	54,769	77,354	87,980	98,950	9,238
Capital stock	34,341	34,333	34,331	34,315	34,305	3,203
Subscriber Data:						
Number of subscribers (in thousands)	26,594	31,600	43,725	61,107	93,329	
Subscriber growth	55.3%	18.8%	38.4%	39.8%	52.7%	

(see footnotes on following page)

(1) Except per share, share capital and subscriber data.

(2) We have not included net income or dividends on a per ADS basis. Each L Share ADS represents 20 L Shares and each A Share ADS represents 20 A Shares.

(3) We have not included net income or dividends on a per ADS basis. Each L Share ADS represents 20 L Shares and each A Share ADS represents 20 A Shares.

(4) Nominal amounts. Figures provided represent the annual dividend declared at the general shareholders' meeting.

(5) Nominal amounts. For more information on dividends paid per share translated into U.S. dollars, see "Financials – Dividends" under Item 8. Amount in U.S. dollars translated at the exchange rate on each of the respective payment dates.

(6) The differences between our Mexican and U.S. GAAP operating revenues include (1) the application of EITF 01-9, "Accounting Consideration Given by a Vendor to a Customer", which we have applied to all periods presented in this table and which resulted in a reclassification of certain commissions paid to distributors from commercial, administrative and general expenses under Mexican GAAP to reductions in operating revenues under U.S. GAAP, and (2) the application in 2004 of EITF 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables," which addresses certain aspects of accounting for sales that involved multiple revenue generating products and/or services sold under a single contractual agreement. See note 20 to our audited consolidated financial statements.

(7) Includes minority interest.

EXCHANGE RATES

Mexico has a free market for foreign exchange, and the Mexican government allows the peso to float freely against the U.S. dollar. There can be no assurance that the Mexican government will maintain its current policies with regard to the peso or that the peso will not depreciate or appreciate significantly in the future.

The following table sets forth, for the periods indicated, the high, low, average and period-end noon buying rate in New York City for cable transfers in pesos published by the Federal Reserve Bank of New York, expressed in pesos per U.S. dollar. The rates have not been restated in constant currency units and therefore represent nominal historical figures.

Period	High	Low	Average(1)	Period End
2001	9.9720	8.9460	9.32540	9.1560
2002	10.4250	9.0020	9.7458	10.4250
2003	11.4063	10.1130	10.8463	11.2420
2004	11.6350	10.8050	11.3095	11.1540
2005	11.4110	10.4135	10.8680	10.6275
2005				
July	10.8010	10.5855		
August	10.8950	10.5750		
September	10.8880	10.6800		
October	10.9380	10.6870		
November	10.7700	10.5700		
December	10.7725	10.4135		
2006				
January	10.6430	10.4369		
February	10.5286	10.4315		
March	10.9475	10.4620		
April	11.1600	10.8560		
May	11.3050	10.8410		

(1) Average of month-end rates.

On June 21, 2006, the noon buying rate was Ps. 11.4230 to U.S.$1.00.

We will pay any cash dividends in pesos, and exchange rate fluctuations will affect the U.S. dollar amounts received by holders of American Depositary Shares, or ADSs, on conversion by the depositary of cash dividends on the shares represented by such ADSs. Fluctuations in the exchange rate between the peso and the U.S. dollar affect the U.S. dollar equivalent of the peso price of our shares on the Mexican Stock Exchange (*Bolsa Mexicana de Valores, S.A. de C.V.*) and, as a result, can also affect the market price of the ADSs.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports to the Securities and Exchange Commission on Forms 20-F and 6-K, in our annual report to shareholders, in offering circulars and prospectuses, in press releases and other written materials, and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of such forward-looking statements include:

- projections of operating revenues, net income (loss), net income (loss) per share, capital expenditures, dividends, capital structure or other financial items or ratios;
- statements of our plans, objectives or goals, including those relating to acquisitions, competition, regulation and rates;
- statements about our future economic performance or that of Mexico or other countries in which we operate;
- competitive developments in the telecommunications sector in each of the markets where we currently operate;
- other factors or trends affecting the telecommunications industry generally and our financial condition in particular; and
- statements of assumptions underlying the foregoing statements.

We use words such as "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project," "predict," "forecast," "guideline," "should" and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under "Risk Factors," include economic and political conditions and government policies in Mexico, Brazil or elsewhere, inflation rates, exchange rates, regulatory developments, technological improvements, customer demand and competition. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.

Forward-looking statements speak only as of the date they are made. We do not undertake any obligation to update such statements in light of new information or future developments.

You should evaluate any statements made by us in light of these important factors.

RISK FACTORS

Risks Relating to Our Businesses

Substantial and increasing competition in the wireless industry could adversely affect the revenues and profitability of our business

Our wireless businesses face substantial competition, typically from at least one other wireless provider, and increasingly from multiple providers. We also face competition from fixed-line telephone companies and, increasingly, other service providers such as cable, paging and Internet companies. Competition in our markets has intensified in recent periods.

We expect that competition will continue to intensify in the future as a result of the entry of new competitors, the development of new technologies, products and services, and the auction of additional spectrum. We also expect the current consolidation trend in the wireless industry to continue, as companies respond to the need for cost reduction and additional spectrum. This trend may result in larger competitors with greater financial, technical, promotional and other resources to compete with our businesses. In January 2005, Telefónica Móviles completed the acquisition from BellSouth of wireless operators in Venezuela, Colombia, Argentina, Chile, Ecuador, Panama, Peru, Guatemala, Uruguay and Nicaragua. With this acquisition, Telefónica Móviles, which has important operations in Mexico and Brazil, as well as other of our markets, consolidated its position as our largest regional competitor.

Among other things, our competitors could:

- provide increased handset subsidies;
- offer higher commissions to retailers;
- provide free airtime or other services (such as Internet access);
- expand their networks faster; or
- develop and deploy improved wireless technologies faster.

We anticipate that competition will lead to increases in advertising and promotional spending and reductions in prices for services and handsets. In addition, portability requirements, which enable customers to switch wireless providers without changing their wireless numbers, have been introduced in some of our markets and may be introduced in other markets in the near future, including Mexico and Brazil. These developments may lead to smaller operating margins, greater choices for customers, possible consumer confusion and increasing movement of customers among competitors, which may make it difficult for us to retain customers or add new customers. The cost of adding new customers may also continue to increase, reducing profitability even if customer growth continues.

Our ability to compete successfully will depend on customer service, on marketing and on our ability to anticipate and respond to various competitive factors affecting the telecommunications industry, including new services and technologies, changes in consumer preferences, demographic trends, economic conditions and discount pricing strategies by competitors. If we are unable to respond to competition and compensate for declining prices by adding new customers, increasing usage and offering new services, our revenues and profitability could decline.

Changes in government regulation could hurt our businesses

Our businesses are subject to extensive government regulation and can be adversely affected by changes in law, regulation or regulatory policy. The licensing, construction, operation, sale, resale and interconnection arrangements of wireless telecommunications systems in Latin America and elsewhere are regulated to varying degrees by government or regulatory authorities. Any of these authorities having jurisdiction over our businesses could adopt or change regulations or take other actions that could adversely affect our operations. In particular, the regulation of prices operators may charge for their services could have a material adverse effect on us by reducing our profit margins. In Mexico, Telcel's business is subject to extensive government regulation, principally by the Federal Telecommunications Commission (*Comisión Federal de Telecomunicaciones*, or "Cofetel"), the Federal Competition Commission (*Comisión Federal de Competencia*, or "Cofeco") and the Federal Consumer Bureau (*Procuraduría Federal del Consumidor*, or "Profeco"), and may be adversely affected by changes in law or by actions of Mexican regulatory authorities.

The Mexican Communications Ministry (*Secretaría de Comunicaciones y Transportes*) is authorized to impose specific rate and other requirements on any wireless operator that is determined by Cofeco to have substantial market power. While no such determination has been made with respect to the wireless market in Mexico, we can provide no assurances that the regulatory authorities will not make such a determination with respect to Telcel and impose specific tariff requirements or other special regulations on us, such as additional requirements regarding disclosure of information or quality of service. Any such new regulation could have a material adverse effect on our operations.

Cofetel recently issued regulations that, effective October 2006, extend the "calling party pays" system to all calls terminating in mobile phones in Mexico. Currently, the "calling party pays" system applies to calls within a local area. Under the new regulations, all airtime regardless of the location within Mexico of the recipient of the call will be paid by the calling party. It is unclear how these regulations will affect our business and results. We believe these regulations could result in an increase in usage and number of subscribers, but could reduce revenues per call.

Many Latin American countries have recently deregulated and privatized the provision of communications services, including wireless services, and many of the laws, regulations and licenses that regulate our businesses became effective only recently. Consequently, there is only a limited history that would allow us to predict the impact of these legal regulations on our future operations. Furthermore, the Brazilian national telecommunications agency (ANATEL) has initiated hearings to discuss the possible adoption of cost-based methods for determining interconnection fees charged by operators belonging to an economic group with significant market power. It is not yet clear how the determination of whether an operator belongs to an economic group with significant market share would be made for purposes of this proposed regulation. Given the size of our operations in Brazil, we may be deemed to belong to an economic group with significant market power. If these methods are ultimately adopted and we are deemed to be an economic group with significant market power, the revenues and results of operations of our Brazilian operations may be affected. In addition, changes in political administrations could lead to the adoption of policies concerning competition, privatization and taxation of communications services that may be detrimental to our operations throughout Latin America. These restrictions, which may take the form of preferences for local over foreign ownership of communications licenses and assets, or for government over private ownership, may make it impossible for us to continue to develop our businesses. These restrictions could result in our incurring losses of revenues and require capital investments all of which could materially adversely affect our businesses and results of operations.

We will, in the future, either have to acquire additional radio spectrum capacity or build more cell and switch sites in Mexico in order to expand our customer base and maintain the quality of our services

Licensed radio spectrum is essential to our growth and the quality of our services, particularly for GSM services. In order to utilize less spectrum, we could increase the density of our network by building more cell and switch sites, but such measures could be costly and would be subject to local restrictions and approvals.

In 2005, we acquired the right to use 10 megahertz in the 1900 megahertz spectrum in each of Mexico's nine regions, through a public auction. We also bid and won the auction for an additional 10 megahertz of capacity in three principal regions, but subsequent to the auction Cofeco challenged the award of this additional spectrum based on restrictions imposed by Cofeco on the amount of overall spectrum that could be awarded to bidders. We challenged Cofeco's determination in court, and recently lost (as well as Telefónica Móviles). As a result, we will not be able to acquire the right to use this additional spectrum, which may now be offered by Cofetel to other bidders in future auctions. We cannot assure that we will be allowed to participate in any such new auctions.

Participation in spectrum auctions requires prior governmental authorization (including prior approval from Cofeco).

Our concessions and licenses are subject to termination

The terms of our concessions and licenses typically require the operator to meet specified network build-out requirements and schedules, as well as to maintain minimum quality, service and coverage standards. If we fail to comply with these and other criteria, the result could be revocation of our concessions or licenses, the imposition of fines or other government actions. Our ability to comply with these criteria is subject in certain respects to factors beyond our control. We cannot assure you that our international businesses will be able to comply fully with the terms of their concessions or licenses.

In Mexico, the Mexican federal telecommunications law (*Ley Federal de Telecomunicaciones*, or the "Telecommunications Law") and Telcel's concessions include various provisions under which the concessions may be terminated by the Mexican Communications Ministry before their scheduled expiration dates. Among other things, these concessions may be terminated if we fail to meet specified network build-out requirements and schedules or to maintain minimum quality, service and coverage standards by, for example, interrupting service without justified cause or failing to meet interconnection requirements. Also, the Telecommunications Law gives certain rights to the Mexican government, including the right to revoke the concessions pursuant to an expropriation or to take over the management of Telcel's networks, facilities and personnel in cases of imminent danger to national security, internal peace or the national economy, natural disasters and public unrest. The loss of any one concession could have a material adverse effect on our business and results of operations.

We have invested in countries in which we have limited experience, and we may be unsuccessful in addressing the new challenges and risks they present

We have invested in a growing number of telecommunications businesses outside our historical activity of providing wireless telecommunications services in Mexico, and we plan to continue to do so in the rest of Latin America. Whereas Mexico accounted for 63.5% of our total wireless subscribers as of December 31, 2002 and 71% of our consolidated revenues during 2002, it accounted for 38.5% of our total wireless subscribers as of December 31, 2005 and 49.2% of our consolidated revenues during 2005. During that period, Brazil, as a result of rapid subscriber growth and the acquisitions of BSE and BCP, increased its share of our total wireless subscribers from 16.4% as of December 31, 2002 to 20% as of December 31, 2005, and it accounted for 16.8% of our consolidated revenues during 2005. These investments outside Mexico have been made in some countries in which we have little experience and may involve risks to which we have not previously been exposed. Some of the investments are in countries that may present different or greater risks, including from competition, than Mexico. We cannot assure you that these investments will be successful.

We are subject to significant litigation

Some of our subsidiaries (including Telcel) are subject to significant litigation, which if determined adversely to our interests may have a material adverse effect on our business, results of operations, financial condition or prospects. In Mexico, Telcel is subject to proceedings for alleged antitrust practices. We cannot predict how these proceedings will be resolved and, if resolved contrary to our interests, what fines or restrictions may be imposed on our Mexican operations. These restrictions, which could be imposed by means of special regulations, may include significant limitations on our ability to conduct business as currently conducted or require us to divest of assets. Telcel is also subject to proceedings regarding the calculation of interconnection fees. Our significant litigation is described in "Legal Proceedings" under Item 8.

A system failure could cause delays or interruptions of service, which could cause us to lose customers and revenues

We will need to continue to provide our subscribers with reliable service over our network. Some of the risks to our network and infrastructure include the following:

- physical damage to access lines;
- power surges or outages;
- limitations on the use of our radiobases;
- software defects; and
- disruptions beyond our control.

Disruptions may cause interruptions in service or reduced capacity for customers, either of which could cause us to lose subscribers and incur additional expenses.

If our current churn rate increases, our business could be negatively affected

The cost of acquiring a new subscriber is much higher than the cost of maintaining an existing subscriber. Accordingly, subscriber deactivations, or churn, could have a material negative impact on our operating income, even if we are able to obtain one new subscriber for each lost subscriber. Because a substantial majority of our subscribers are prepaid, we do not have long-term contracts with those subscribers. Our weighted monthly average churn rate on a consolidated basis for the twelve-month periods ended December 31, 2005 and 2004 was 2.81% and 2.90%, respectively. If we experience an increase in our churn rate, our ability to achieve revenue growth could be materially impaired. In addition, a decline in general economic conditions could lead to an increase in churn, particularly among our prepaid subscribers.

Risks Relating to the Wireless Industry Generally

Changes in the wireless industry could affect our future financial performance

The wireless communications industry is experiencing significant change. These changes include, among others, regulatory changes, the increasing pace of digital upgrades in existing analog wireless systems, evolving industry standards, ongoing improvements in the capacity and quality of digital technology, shorter development cycles for new products, and changes in end-user needs and preferences. In Mexico and in the other countries in which we conduct business, there is uncertainty as to the pace and extent of growth in subscriber demand, and as to the extent to which prices for airtime and line rental may continue to decline.

There are three existing digital technologies for wireless communications, none of which is compatible with the others. In the past, Telcel and certain of our international businesses used time division multiple access (TDMA) technology for their digital networks, while certain of our other international businesses used code division multiple access (CDMA) as their digital wireless technology. We are introducing global system for mobile communications (GSM) technology in all of our markets. Telcel launched GSM services in Mexico in October 2002, and we have since launched GSM services in Argentina, Brazil, Colombia, Ecuador, Guatemala, Uruguay, Honduras, Nicaragua and El Salvador and are currently deploying or expanding GSM networks in Paraguay, Chile and Peru. If future wireless technologies that gain widespread acceptance are not compatible with the technologies we use, we may be required to make capital expenditures in excess of our current forecasts in order to upgrade and replace our technology and infrastructure.

We may incur significant losses from wireless fraud and from our failure to successfully manage collections

Our wireless businesses incur losses and costs associated with the unauthorized use of these wireless networks, particularly their analog cellular networks. These costs include administrative and capital costs associated with detecting, monitoring and reducing the incidence of fraud. Fraud also affects interconnection costs, capacity costs, administrative costs and payments to other carriers for unbillable fraudulent roaming. In the year ended December 31, 2005, Telcel refunded to its customers approximately Ps. 1.8 million due to wireless fraud. Although we seek to combat this problem through the deployment of anti-fraud technologies and other measures, we cannot assure you that these efforts will be effective or that fraud will not result in material costs for us in the future.

Cloning, which is one form of wireless fraud, involves the use of scanners and other electronic devices to obtain illegally telephone numbers and electronic serial numbers during cellular transmission. Stolen telephone and serial number combinations can be programmed into a cellular phone and used to obtain improper access to cellular networks. Roaming fraud occurs when a phone programmed with a number stolen from one of our subscribers is used to place fraudulent calls from another carrier's market, resulting in a roaming fee charged to us that cannot be collected from the subscriber.

Concerns about health risks relating to the use of wireless handsets and base stations may adversely affect our business

Media and other reports have linked radio frequency emissions from wireless handsets and base stations to various health concerns, including cancer, and to interference with various electronic medical devices, including hearing aids and pacemakers. Although we do not know of any definitive studies showing that radio frequency emissions raise health concerns, concerns over radio frequency emissions may discourage the use of wireless handsets, which could have a material adverse effect on our results of operations. Government authorities could also increase regulation of wireless handsets and base stations as a result of these concerns. In addition, lawsuits have been filed in the United States against certain participants in the wireless industry alleging various adverse health consequences as a result of wireless phone usage, and our businesses may be subject to similar litigation in the future. Research and studies are ongoing, and there can be no assurance that further research and studies will not demonstrate a link between radio frequency emissions and health concerns. Any negative findings in these studies could adversely affect the use of wireless handsets and, as a result, our future financial performance.

Risks Relating to Our Controlling Shareholders, Capital Structure and Transactions with Affiliates

We are controlled by one shareholder

A majority of our voting shares are directly or indirectly owned by América Telecom, S.A. de C.V. According to reports of beneficial ownership of our shares filed with the SEC, Carlos Slim Helú and certain members of his immediate family, including his son and chairman of our board of directors, Patrick Slim Domit, together own a majority of the voting stock of América Telecom. América Telecom is able to elect a majority of the members of our board of directors and to determine the outcome of other actions requiring a vote of our shareholders, except in very limited cases that require a vote of the holders of L Shares. We cannot assure you that América Telecom will not take actions that are inconsistent with your interests.

We have significant transactions with affiliates

We engage in transactions with Teléfonos de México, S.A. de C.V., or "Telmex," and certain of its subsidiaries and with certain subsidiaries of Grupo Carso, S.A. de C.V. and Grupo Financiero Inbursa, S.A. de C.V., all of which are affiliates of América Móvil. Many of these transactions occur in the ordinary course of business and, in the case of transactions with Telmex, are subject to applicable telecommunications regulations in Mexico. Transactions with affiliates may create the potential for conflicts of interest.

The protections afforded to minority shareholders in Mexico are different from those in the United States

Under Mexican law, the protections afforded to minority shareholders are different from those in the United States. In particular, the law concerning fiduciary duties of directors is not as fully developed as in other jurisdictions, there is no procedure for class actions, and there are different procedural requirements for bringing shareholder lawsuits. As a result, in practice it may be more difficult for minority shareholders of América Móvil to enforce their rights against us or our directors or controlling shareholder than it would be for shareholders of a company incorporated in another jurisdiction, such as the United States.

Holders of L Shares and L Share ADSs have limited voting rights, and holders of ADSs may vote only through the depositary

Our bylaws provide that holders of L Shares are not permitted to vote except on such limited matters as the transformation or merger of América Móvil or the cancellation of registration of the L Shares with the Mexican National Banking and Securities Commission or any stock exchange on which they are listed. If you hold L Shares or L Share ADSs, you will not be able to vote on most matters, including the declaration of dividends, that are subject to a shareholder vote in accordance with our bylaws.

Holders of ADSs are not entitled to attend shareholders' meetings, and they may only vote through the depositary

Under Mexican law, a shareholder is required to deposit its shares with a Mexican custodian in order to attend a shareholders' meeting. A holder of ADSs will not be able to meet this requirement, and accordingly is not entitled to attend shareholders' meetings. A holder of ADSs is entitled to instruct the depositary as to how to vote the shares represented by ADSs, in accordance with procedures provided for in the deposit agreements, but a holder of ADSs will not be able to vote its shares directly at a shareholders' meeting or to appoint a proxy to do so.

You may not be entitled to participate in future preemptive rights offerings

Under Mexican law, if we issue new shares for cash as part of a capital increase, we generally must grant our shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage in América Móvil. Rights to purchase shares in these circumstances are known as preemptive rights. We may not legally be permitted to allow holders of ADSs or holders of L Shares or A Shares in the United States to exercise any preemptive rights in any future capital increase unless we file a registration statement with the U.S. Securities and Exchange Commission, or "SEC", with respect to that future issuance of shares. At the time of any future capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement with the SEC and any other factors that we consider important to determine whether we will file such a registration statement.

We cannot assure you that we will file a registration statement with the SEC to allow holders of ADSs or U.S. holders of L Shares or A Shares to participate in a preemptive rights offering. As a result, the equity interest of such holders in América Móvil may be diluted proportionately. In addition, under current Mexican law, it is not practicable for the depositary to sell preemptive rights and distribute the proceeds from such sales to ADS holders.

Our bylaws restrict transfers of shares in some circumstances

Our bylaws provide that any acquisition or transfer of more than 10% of our capital stock by any person or group of persons acting together requires the approval of our board of directors. If you acquire or transfer more than 10% of our capital stock, you will not be able to do so without the approval of the Board of Directors.

Mexican law and our bylaws restrict the ability of non-Mexican shareholders to invoke the protection of their governments with respect to their rights as shareholders

As required by Mexican law, our bylaws provide that non-Mexican shareholders shall be considered as Mexicans in respect of their ownership interests in América Móvil and shall be deemed to have agreed not to invoke the protection of their governments in certain circumstances. Under this provision, a non-Mexican shareholder is deemed to have agreed not to invoke the protection of his own government by asking such government to interpose a diplomatic claim against the Mexican government with respect to the shareholder's rights as a shareholder, but is not deemed to have waived any other rights it may have, including any rights under the U.S. securities laws, with respect to its investment in América Móvil. If you invoke such governmental protection in violation of this agreement, your shares could be forfeited to the Mexican government.

Our bylaws may only be enforced in Mexico

Our bylaws provide that legal actions relating to the execution, interpretation or performance of the bylaws may be brought only in Mexican courts. As a result, it may be difficult for non-Mexican shareholders to enforce their shareholder rights pursuant to the bylaws.

It may be difficult to enforce civil liabilities against us or our directors, officers and controlling persons

América Móvil is organized under the laws of Mexico, with its principal place of business *(domicilio social)* in Mexico City, and most of our directors, officers and controlling persons reside outside the United States. In addition, all or a substantial portion of our assets and their assets are located outside of the United States. As a result, it may be difficult for investors to effect service of process within the United States on such persons or to enforce judgments against them, including in any action based on civil liabilities under the U.S. federal securities laws. There is doubt as to the enforceability against such persons in Mexico, whether in original actions or in actions to enforce judgments of U.S. courts, of liabilities based solely on the U.S. federal securities laws.

Risks Relating to Developments in Mexico and Other Countries

Latin American economic, political and social conditions may adversely affect our business

Our financial performance may be significantly affected by general economic, political and social conditions in the markets where we operate, particularly Mexico, Brazil and Central America. Many countries in Latin America, including Mexico and Brazil, have suffered significant economic, political and social crises in the past, and these events may occur again in the future. Many of these countries, including Chile, Peru and Mexico, are expected to hold elections during 2006. We cannot predict whether changes in current administrations will result in changes in governmental policy and whether such changes will affect our business. Instability in the region has been caused by many different factors, including:

- significant governmental influence over local economies;
- substantial fluctuations in economic growth;
- high levels of inflation;
- changes in currency values;
- exchange controls or restrictions on expatriation of earnings;
- high domestic interest rates;
- wage and price controls;
- changes in governmental economic or tax policies;
- imposition of trade barriers;
- unexpected changes in regulation; and
- overall political, social and economic instability.

Adverse economic, political and social conditions in Latin America may inhibit demand for wireless services and create uncertainty regarding our operating environment, which could have a material adverse effect on our company.

Our business may be especially affected by conditions in Mexico and Brazil, our two principal markets. Mexico has experienced a prolonged period of slow growth since 2001, primarily as a result of the downturn in the U.S. economy. According to preliminary data, during 2005, Mexico's gross domestic product, or "GDP," grew by 2.7% in real terms. In 2004, GDP grew by 4.4%. Mexico has also experienced high levels of inflation and high domestic interest rates. The annual rate of inflation, as measured by changes in the National Consumer Price Index as published by the Banco de México, was 3.3% for 2005.

Presidential elections in Mexico are scheduled for July 2006. The Mexican presidential election will result in a change in administration, as presidential reelection is not permitted in Mexico. President Vicente Fox from the National Action Party (*Partido Acción Nacional*, or "PAN"), won the presidency on July 2, 2000, but his party has not succeeded in securing a majority in the Mexican congress. The presidential race is highly contested among a number of different parties, including the Institutional Revolutionary Party (*Partido Revolucionario Institucional*, or "PRI"), which governed for more than 70 years prior to the election of President Fox, the PAN, and the Party of the Democratic Revolution (*Partido de la Revolución Democrática*, or "PRD"), each with its own political platform. As a result, we cannot predict which party will prevail in the elections or whether changes in Mexican governmental policy will result from a change in administration. Such changes may adversely affect economic conditions or the industry in which we operate in Mexico and therefore our results of operations and financial position.

Brazil has also experienced slow economic growth over the past several years. Brazil's GDP grew by an estimated 2.3% in real terms in 2005, compared to a growth rate of 4.9% in 2004. Brazil has in the past experienced extremely high rates of inflation, with annual rates of inflation during the last ten years reaching as high as 2,489% in 1993 and 929% in 1994, as measured by the Brazilian National Consumer Price Index. More recently, Brazil's rates of inflation were 9.3% in 2003, 7.6% in 2004 and an estimated 5.7% in 2005. Inflation, governmental measures to combat inflation and public speculation about possible future actions have in the past had significant negative effects on the Brazilian economy.

Depreciation or fluctuation of the currencies in which we conduct operations relative to the U.S. dollar could adversely affect our financial condition and results of operations

We are affected by fluctuations in the value of the currencies in which we conduct operations compared to the U.S. dollar, in which a substantial portion of our indebtedness is denominated. Changes in the value of the various currencies in which we conduct operations against the Mexican peso, which we use as our reporting currency in our financial statements, and against the U.S. dollar may result in exchange losses or gains on our net U.S. dollar-denominated indebtedness and accounts payable. In 2005, 2004 and 2003, changes in currency exchange rates led us to report foreign exchange gains of Ps. 2,940 million (an amount that is equal to 9.3% of our net income in 2005), Ps. 2,526 million and Ps. 1,473 million, respectively. In prior years, however, we have reported foreign exchange losses. In addition, currency fluctuations between the Mexican peso and the currencies of our non-Mexican subsidiaries affect our results as reported in Mexican pesos. Currency fluctuations are expected to continue to affect our financial income and expense.

Major devaluation or depreciation of any such currencies may also result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert such currencies into U.S. dollars and other currencies for the purpose of making timely payments of interest and principal on our indebtedness. The Mexican government does not currently restrict, and for many years has not restricted, the right or ability of Mexican or foreign persons or entities to convert pesos into U.S. dollars or to transfer other currencies out of Mexico. The government could, however, institute restrictive exchange rate policies in the future.

Additional Mexican taxes and contributions levied on services we offer and on the exploitation of frequencies could affect our results of operations

Taxes applicable to certain telecommunications services, as well as taxes and contributions on the exploitation of frequencies, have been enacted from time to time in Mexico, including changes to previously established fiscal regimes. Taxes or contributions of this nature could adversely affect our business and our results of operations.

Currently in Mexico, concessionaires for the 800 megahertz (Band B) radio spectrum are required to pay the Mexican government a semi-annual fee *(aprovechamiento)* ranging from 5% to 10% of the gross revenues under such concessions, whereas concessionaires for the 1900 megahertz (Bands A and D) radio spectrum are not required to pay semi-annual fees. During 2005, a Mexican court permitted Telcel to eliminate from its 800 megahertz concession for the Mexico City area (Region 9) the obligation to make this semi-annual payment, against a one time payment of Ps. 2,122 million. Telcel was able to credit against this payment, semi-annual fees totaling Ps. 1,980 million paid by Telcel from 2000 to 2005.

Pursuant to amendments to the Federal Contributions Law (the *Ley Federal de Derechos*) enacted in 2003, owners of concessions in Mexico granted or renewed on or after January 1, 2003 are required to pay annual fees (*derechos*) for the use and exploitation of radio spectrum bands. The amount of annual fees payable could be significant and vary depending on the relevant region and radio spectrum band. These annual fees would be payable in respect of all spectrum bands, including bands, such as Band B, that are already subject to the payment of semi-annual fees based on gross revenues *(aprovechamientos)*. Currently, we are not required to pay *derechos* in respect of our Bands A, B and D concessions since they were awarded prior to 2003, but we are required to pay fees in respect of the right to use additional 10 megahertz of capacity in the 1900 megahertz spectrum (Band F) acquired during 2005. We have challenged our obligation to pay such annual fee as we believe it is contrary to certain provisions of the Mexican Telecommunications Law. We obtained a preliminary injunction against the payment of these fees, which is currently subject to appeal by the authorities. Based on the current terms of the law, the fees applicable to the 10 megahertz acquired during 2005 amount to approximately Ps. 255 million (subject to adjustment for inflation) annually for 20 years for all 9 regions.

The application of this fee *(derechos)* to renewals of concessions granted prior to 2003 is the subject of debate in Mexico, as it could affect competitors differently and impact competition. Currently we do not expect to renew any of our concessions until 2010.

Item 4. Information on the Company

GENERAL

We are the largest provider of wireless communications services in Latin America based on subscribers. As of December 31, 2005, we had 93.3 million subscribers in fourteen countries, compared to 61.1 million at year-end 2004. On an equity basis (representing our economic interest in our subsidiaries' subscribers), we had 92.7 million subscribers as of December 31, 2005. Because our focus is on Latin America, a substantial majority of our wireless subscribers are prepaid customers. We also had an aggregate of approximately 2.0 million fixed lines in Guatemala, Nicaragua and El Salvador at December 31, 2005, making us the largest fixed-line operator in Central America based on the number of subscribers. In recent years, we have deployed or upgraded GSM networks in Mexico, Brazil, Colombia, Ecuador, Guatemala, El Salvador, Nicaragua, Argentina, Uruguay and Honduras and are currently deploying or expanding GSM networks in Paraguay, Chile and Peru.

Our principal operations are:

- *Mexico.* Through Radiomóvil Dipsa, S.A. de C.V., which operates under the name "Telcel," we provide cellular telecommunications service in all nine regions in Mexico. At December 31, 2005, Telcel had 35.9 million subscribers, and Telcel is the largest provider of wireless telecommunications services in Mexico.
- *Argentina.* In 2003, we acquired CTI, which provides nationwide wireless services in Argentina. CTI operates under the "CTI Móvil" brand. With approximately 6.6 million subscribers as of December 31, 2005, we are the second largest wireless operator in Argentina measured by the number of subscribers.
- *Brazil.* With approximately 18.7 million subscribers at December 31, 2005, we are one of the three largest providers of wireless telecommunications services in Brazil based on the number of subscribers. We operate in Brazil through our subsidiary, Telecom Americas, and a number of operating companies, under a unified brand name, "Claro." Our network covers the principal cities in Brazil (including São Paulo and Rio de Janeiro).
- *Central America.* We provide fixed-line and wireless services in Guatemala, El Salvador and Nicaragua, through our subsidiaries Telgua, CTE and ENITEL. We also provide wireless services in Nicaragua through our subsidiary Sercom Nicaragua and in Honduras through our subsidiary Sercom Honduras. Telgua, Sercom Nicaragua and Sercom Honduras offer prepaid wireless services under the "Aló" brand, CTE offers wireless services under the "Personal" brand and ENITEL offers wireless services under the "ENITEL" brand.
- *Chile.* In August 2005, we began providing wireless services in Chile through Smartcom, S.A. With approximately 1.9 million wireless subscribers as of December 31, 2005, Smartcom S.A. is the third largest wireless operator in Chile measured by the number of subscribers. Smartcom operates under the "Smartcom" brand.
- *Colombia.* We provide wireless telecommunications service in Colombia through Comcel, S.A. under the "Comcel" brand. With approximately 13.8 million subscribers as of December 31, 2005, we are the largest wireless operator in the country measured by the number of subscribers.
- *Ecuador.* With approximately 4.1 million subscribers as of December 31, 2005, Conecel, our subsidiary in Ecuador, is the largest wireless operator in Ecuador measured by the number of subscribers. Conecel operates under the "Porta" brand.
- *Paraguay.* In July 2005, we began providing wireless services in Paraguay. As of December 31, 2005, AMX Paraguay had approximately 172,000 subscribers and was the fourth largest operator in the country measured by number of subscribers. We offer services in Paraguay under the "CTI Móvil" brand.

- *Peru.* As from August 2005, we offer wireless services in Peru, more recently under the "Claro" brand. América Móvil Perú had approximately 2.0 million wireless subscribers and was the second largest operator in Peru measured by number of subscribers at December 31, 2005.
- *United States.* Our U.S. subsidiary, TracFone, is engaged in the sale and distribution of prepaid wireless services and wireless phones throughout the United States, Puerto Rico and the U.S. Virgin Islands.

América Móvil, S.A. de C.V. is a corporation (*sociedad anónima de capital variable*) organized under the laws of Mexico with its principal executive offices at Lago Alberto 366, Edificio Telcel I, Piso 1, Colonia Anáhuac, 11320, México D.F., México. Our telephone number at this location is (5255) 2581-4411.

Our Markets

We operate pursuant to concessions, licenses or authorizations to provide wireless telecommunications services in each of the countries in which we operate. We seek to provide a full range of wireless telecommunications services in each of our markets. Our networks are consistently optimized to try to ensure maximum coverage and high quality service. In recent years, we have deployed or upgraded GSM networks in Mexico, Brazil, Colombia, Ecuador, Guatemala, Nicaragua, Argentina, Uruguay, El Salvador and Honduras and are currently deploying GSM networks in Paraguay, Chile and Peru. In 2005, we invested Ps. 38.7 billion in our networks in capital expenditures. We have recently begun providing in our markets many of the voice and data services supported by GSM technology, such as SMS, CSD, high-speed CSD and GPRS. We also seek to expand market share by exploring strategic acquisition opportunities in Latin America.

Our principal markets of operations are Mexico and Brazil, the two largest economies in Latin America. We are the largest provider of wireless communication services in Mexico and one of the three largest in Brazil, based on the number of subscribers at December 31, 2005. In contrast to U.S. practices, both of these markets operate under a form of "calling party pays" billing system, under which the person who initiates the call is billed for that call. Telcel and Telecom Americas combined represented 66% of our operating revenues in 2005.

We believe our countries of operation offer considerable growth potential. Our markets are characterized by relatively low fixed line and wireless penetration rates as compared to the United States and Europe.

In most of our markets, the regulatory environment has become increasingly more open and flexible over the past decade. These changes have increased competition as markets have become more open to new entrants. In Mexico, these changes have exposed us to competition from domestic competitors and from international operators. In other markets, these changes have allowed us an opportunity to enter as a competitor and capture market share from local providers.

Our Strategy

We intend to capitalize on our position as the leader in wireless telecommunications in Latin America to continue to expand our subscriber base, both by development of our existing businesses and selected strategic acquisitions in the region. We seek to become a leader in each of our markets by providing better coverage and services and benefiting from economies of scale. We closely monitor our costs and expenses, and we will continue to explore alternatives to further improve our operating margins.

Recent Acquisitions

On April 2, 2006, by means of three separate agreements, we agreed to acquire the equity interests of Verizon Communications Inc. in certain companies through which it beneficially owns shares in Verizon Dominicana, C. por A. ("Verizon Dominicana"), Telecomunicaciones de Puerto Rico, Inc. ("TELPRI") and, through an equally owned joint venture with our affiliate Telmex, Compañía Anónima Nacional de Teléfonos de

Venezuela ("CANTV"). Each of the three acquisitions is subject to regulatory approvals and other closing conditions. None of the acquisitions is conditioned on the closing of the others, and we expect to close an acquisition as soon as practicable after the conditions applicable to the closing of that particular acquisition are satisfied or waived. Each of the acquisition agreements is subject to termination if the applicable closing conditions are not satisfied or waived by a specified date.

We agreed to acquire control of 100% of the issued and outstanding capital stock of Verizon Dominicana for a purchase price of U.S.$2,062 million. This price assumes that Verizon Dominicana will have no net indebtedness at closing and is subject to adjustments for changes in net indebtedness and working capital through closing. Verizon Dominicana is the largest telecommunications provider in the Dominican Republic. According to information provided to us, Verizon Dominicana had over 752 thousand wireline subscribers and 1.8 million wireless subscribers as of December 31, 2005.

We agreed to acquire control of 52.01% of the issued and outstanding shares of common stock of TELPRI for a purchase price of U.S.$939 million. This price assumes that TELPRI's net indebtedness will not exceed U.S.$523 million at closing and is subject to adjustments for changes in net indebtedness and working capital through closing. We agreed with Verizon to offer to purchase the shares of TELPRI held by its other shareholders, at the same per share price, and subject to the terms and conditions as set forth in our agreement with Verizon (including purchase price adjustments). The Puerto Rico Telephone Authority, an entity of the Commonwealth of Puerto Rico, holds 28% of the share capital of TELPRI, Popular, Inc. holds 13% and an employee stock ownership plan holds the remaining 7%. Popular, Inc. has agreed to sell to us its 13% holding, but to date we have not yet received notice from the other holders of TELPRI on whether they will sell their shares to us. The purchase of the entire 47.99% held by these entities would require us to pay an additional U.S.$866.4 million (of which U.S.$234 million would be paid to Popular, Inc.). TELPRI is Puerto Rico's largest telecommunications service provider and second largest wireless service provider. According to information publicly reported by TELPRI, TELPRI had 1.1 million access lines and 485,000 wireless customers as of December 31, 2005.

Our joint venture with Telmex agreed to acquire control of Verizon's equity interest in CANTV for a purchase price of U.S.$676.6 million. The purchase price represents U.S.$3.01 per ordinary share of CANTV or U.S.$21.10 per American Depositary Shares of CANTV. Each American Depositary Share represents 7 ordinary shares of CANTV. Verizon beneficially owns approximately 28.51% of the outstanding capital stock of CANTV. The joint venture will acquire Verizon's equity interest in CANTV by means of the purchase of a subsidiary of Verizon that holds all of the ordinary shares and ADSs of CANTV beneficially owned by Verizon. As required by Venezuelan law, following the closing of the purchase of Verizon's equity interest in CANTV, and, subject to receipt of regulatory approvals, the joint venture will offer to purchase (i) the remaining outstanding shares of CANTV at the Bolivar equivalent, based on the official exchange rate established by the Venezuelan authorities, of the price per share paid to Verizon and (ii) the remaining outstanding American Depositary Shares at the same price per ADS paid to Verizon. CANTV is the leading provider of telecommunications services in Venezuela. According to information publicly reported by CANTV, it had approximately 3.1 million wireline subscribers and over 5.1 million wireless subscribers as of December 31, 2005.

Operating Information

We count our wireless subscribers by the number of lines activated. We continue to count post-paid subscribers for the length of their contracts. We continue to count prepaid subscribers for so long as they continue to use our service, and then for a prescribed period of time thereafter, which differs according to the particular market. When a subscriber voluntarily disconnects his service, or there is a payment default, the subscriber is cancelled or "churned," and we no longer count the subscriber. We calculate our subscriber market share by dividing our own subscriber figures into the total market subscriber figures periodically reported by the regulatory authorities in the markets in which we operate. We understand that these regulatory authorities compile total market subscriber figures based on subscriber figures provided to them by market participants, and we do not independently verify these figures.

Throughout this annual report, we make reference to certain operating data, such as average revenues per subscriber (also referred to as "ARPUs"), average minutes of use per subscriber (also referred to as average "MOUs" per subscriber) and churn rate, that are not included in our financial statements. We calculate ARPUs for a given period by dividing service revenues for such period by the average number of subscribers for such period. The figure includes both prepaid and postpaid customers. We calculate churn rate as the total number of customer deactivations for a period divided by total subscribers at the beginning of such period.

We provide this operating data because it is regularly reviewed by management and because management believes it is useful in evaluating our performance from period to period. We believe that presenting information about ARPUs and MOUs is useful in assessing the usage and acceptance of our products and services, and that presenting churn rate is useful in assessing our ability to retain subscribers. This additional operating information may not be uniformly defined by our competitors. Accordingly, this additional operating information may not be comparable with similarly titled measures and disclosures by other companies.

History

We were established in September 2000 in a spin-off from Teléfonos de México, S.A. de C.V., also known as Telmex, a leading provider of local and long-distance telephone services in Mexico. The spin-off was implemented using a procedure under Mexican corporate law called *escisión* or "split-up." The shares of our company were delivered to Telmex shareholders on February 7, 2001.

Our wireless business in Mexico is conducted through our wholly-owned subsidiary Telcel, which traces its history to the establishment in 1956 of Publicidad Turística, S.A., an affiliate of Telmex that published telephone directories. In 1981, the Mexican Ministry of Communications and Transportation granted Publicidad Turística a concession for the installation and operation of a wireless telephone system in Mexico City. In 1984, Publicidad Turística changed its name to Radiomóvil Dipsa, S.A. de C.V., and in 1989, the company began operating under the trademark "Telcel."

Between 1988 and 1990, Telcel expanded its cellular network on the 800 megahertz (Band B) frequency spectrum to cover the Mexico City metropolitan area and the cities of Cuernavaca, Guadalajara, Monterrey, Tijuana and Toluca, and in 1990, Telcel began offering cellular services in all nine geographic regions of Mexico. Telcel launched a PCS system in Mexico City in 1999 and currently offers the service in all nine geographic regions of Mexico. In October 2002, Telcel launched its GSM network. Since December 2002, Telcel has been authorized to provide long-distance services.

In 1999, we began acquiring our international subsidiaries and investing in Telecom Americas and our other international affiliates. We made significant acquisitions in Latin America during the past 5 years, and our non-Mexican operations have generally experienced higher subscriber growth rates in recent periods than our Mexican operations. As a result, as of December 31, 2005, approximately 62% of our wireless subscribers were located outside Mexico.

See "—Mexican Operations," "—Non-Mexican Operations" and "—Other Investments."

Major Subsidiaries

The table below sets forth our principal subsidiaries, our percentage ownership in each such entity and the main activity of such entity as of the date of this annual report.

Name of Company	Jurisdiction	Ownership Interest(1)	Main Activity
AMX Tenedora, S.A de C.V.	Mexico	100.0%	Holding company
Sercotel, S.A. de C.V.	Mexico	100.0	Holding company
Radiomóvil Dipsa, S.A. de C.V.	Mexico	100.0	Wireless
CTI Holdings, S.A.	Argentina	100.0	Holding company
CTI PCS, S.A.	Argentina	100.0	Wireless
CTI Compañía de Teléfonos del Interior, S.A.	Argentina	100.0	Wireless
Telecom Americas Ltd.	Bermuda	98.9	Holding company
Americel S.A.	Brazil	99.2	Wireless
Telet S.A.	Brazil	99.2	Wireless
BCP S.A.	Brazil	99.9	Wireless
Smartcom, S.A.	Chile	100.0	Wireless
Comunicación Celular S.A. (Comcel).	Colombia	99.2	Wireless
Consorcio Ecuatoriano de Telecomunicaciones, S.A. (CONECEL).	Ecuador	100.0	Wireless
Compañía de Telecomunicaciones de El Salvador (CTE)	El Salvador	95.8	Fixed-line/Wireless
TracFone Wireless, Inc.	Florida	98.2	Wireless
Telecomunicaciones de Guatemala, S.A.	Guatemala	99.1	Fixed-line
Servicios de Comunicaciones Personales Inalámbricas, S.A.	Guatemala	99.1	Wireless
Servicios de Comunicaciones de Honduras, S.A. de C.V.	Honduras	100.0	Wireless
Empresa Nicaragüense de Telecomunicaciones, S.A. (ENITEL)	Nicaragua	99.3	Fixed-line/Wireless
Servicios de Comunicaciones de Nicaragua, S.A.	Nicaragua	100.0	Wireless
AMX Paraguay, S.A.	Paraguay	100.0	Wireless
América Móvil Perú, S.A.C.	Peru	100.0	Wireless
AM Wireless Uruguay, S.A.	Uruguay	100.0	Wireless

(1) Percentage of equity owned by América Móvil directly or indirectly through subsidiaries or affiliates.

MEXICAN OPERATIONS

Our subsidiary Telcel is the leading provider of wireless communications services in Mexico. As of December 31, 2005, Telcel's cellular network covered 62% of the geographical area of Mexico, including all major cities, and 86% of Mexico's population. Telcel holds concessions to operate a wireless network in all nine geographic regions in Mexico using both the 800 megahertz (Band B) and 1900 megahertz (Bands A, D and F) radio spectrums. As of December 31, 2005, Telcel had approximately 35.9 million cellular subscribers and, according to Cofetel, as of December 2005, an approximately 77% share of the Mexican wireless market. Approximately 93.4% of Telcel's cellular subscribers as of December 31, 2005 were prepaid customers.

In 2005, Telcel had revenues of Ps. 89,586 million (U.S.$8,365 million), representing 49.2% of our consolidated revenues for such period. As of December 31, 2005, Telcel accounted for approximately 38.5% of our total wireless subscribers, as compared to 47.2% at December 31, 2004.

The following table sets forth information on our Mexican operations' financial results, subscriber base, coverage and related matters at the dates and for the periods indicated:

	December 31,				
	2001	2002	2003	2004	2005
	(peso amounts in constant Mexican pesos as of December 31, 2005)				
Operating revenues (millions)	Ps. 38,544	Ps. 46,096	Ps. 57,027	Ps. 73,180	Ps. 89,586
Average monthly revenues per subscriber during preceding 12 months(1)	Ps. 218	Ps. 180	Ps. 192	Ps. 200	Ps. 192
Operating income (millions)(2)	Ps. 10,694	Ps. 13,359	Ps. 19,234	Ps. 26,388	Ps. 34,413
Cellular lines in service (thousands)	16,965	20,067	23,444	28,851	35,914
Subscriber growth during preceding 12 months	62.2%	18.3%	16.8%	23.1%	24.5%
Company penetration(3)	16.9%	19.7%	22.1%	27.3%	34.8%
Average monthly minutes of use per subscriber during preceding 12 months	73	67	81	99	103
Churn rate(4)	3.1	3.5	3.9	3.0	3.1
Employees	7,644	7,943	8,624	9,354	11,129

(1) Average for the year of the amount obtained each month by dividing service revenues by the average number of customers during such month. The figure includes both prepaid and postpaid customers.
(2) See Note 19 to our audited consolidated financial statements.
(3) Number of Telcel cellular lines in service divided by the population of Mexico based on the latest census data available.
(4) Total number of customer deactivations for the period divided by total subscribers at the beginning of such period.

The business of Telcel is subject to comprehensive regulation and oversight by the Mexican Communications Ministry, Cofetel, Cofeco and Profeco. The Communications Ministry is part of the executive branch of the Mexican federal government, and Cofetel is an independent agency of the Communications Ministry. Cofeco and Profeco are independent agencies of the Ministry of Economy. Regulation and oversight are governed by the General Communications Law (*Ley de Vías Generales de Comunicación*), the Telecommunications Law, the Telecommunications Regulations adopted under both the General Communications Law and Telecommunications Law, the Federal Economic Competition Law (*Ley Federal de Competencia Económica*), the Federal Customer Protection Law (*Ley Federal de Protección del Consumidor*) and the concessions and license agreements granted by the Communications Ministry. See "—Regulation."

Services and Products

Voice services

Telcel offers voice services under a variety of rate plans to meet the needs of different user segments. The rate plans are either "postpaid," where the customer is billed monthly for the previous month or "prepaid," where the customer pays in advance for a specified volume of use over a specified period.

Telcel's postpaid plans include the following charges:

- monthly charges, which usually include a number of minutes of use and short text messages that are included in the monthly service change;
- usage charges, for usage in excess of the specified number of minutes or short text messages included in the monthly charge; and
- additional charges, including charges for data services, voicemail and general information.

Certain plans include the cost of national roaming and long-distance in the price per minute so that all calls within Mexico cost the same amount per minute. Some postpaid plans are designed for high and moderate usage subscribers, who are typically willing to pay higher monthly fees in exchange for larger blocks of minutes that are included in the monthly service charge, services such as voicemail, call forwarding, call waiting, caller ID and three-way calling, and lower per minute airtime charges under a single contract. To satisfy the more limited needs of low-usage postpaid subscribers, Telcel also offers plans which provide a moderately priced, fixed monthly charge coupled with a high per minute airtime charge and relatively few included minutes. As part of postpaid plans, Telcel typically offers additional digital services such as voicemail, call forwarding, call waiting, caller ID and three-way calling, which are all included in the monthly fee. In addition, Telcel offers its postpaid customers the flexibility to manage their additional usage costs by contracting additional minutes of use under the prepaid system. Telcel also offers customized services to its corporate clients. Postpaid customers may terminate plans at any time, except customers that receive a handset as part of subscribing to a plan, which must remain with the plan for at least one year.

Rates for postpaid plans have not increased since April 1999 and are expected to remain stable as long as the Mexican economic environment remains stable. In recent periods, Telcel has offered postpaid plans that include effective price-per-minute reductions. In addition, Telcel offers discounts that reduce the effective rates paid by its customers for calls to fixed lines or other Telcel wireless customers.

Telcel also offers several prepaid plans, none of which includes activation or monthly charges. Prepaid customers purchase a prepaid card for a specific amount of airtime and also receive additional services such as voicemail and caller ID, although these services are less comprehensive than those available under postpaid plans.

Prepaid customers typically generate lower levels of cellular usage and are often unwilling to make a fixed financial commitment or do not have the credit profile to purchase postpaid plans. Prepaid plans serve the needs of distinct consumer segments such as the youth market, families, customers with variable income who otherwise would not be able to obtain service due to their credit profile, and customers who prefer to pay in cash. Prepaid customers also include parents who wish to control costs for their children.

Basic rates for prepaid plans have remained unchanged since 2002. However, Telcel offers effective price-per-minute seasonal discounts and effective discounts under certain "friends and family" programs. Beginning in 2006, Telcel offers a preferential rate to customers who have remained active for a period of at least one year with respect to certain outgoing calls.

Telcel believes the prepaid market represents a large and growing under-penetrated market in Mexico. Compared to the average postpaid plan, prepaid plans involve higher average per minute airtime charges, lower customer acquisition costs and billing expenses, and low credit or payment risk. However, prepaid customers on average have substantially lower minutes of use than postpaid customers and do not pay monthly fees and, as a result, generate substantially lower average monthly revenues per customer.

Mexico uses the "calling party pays" system for cellular calls within a local area, under which subscribers only pay for outgoing calls. This replaced "mobile party pays," under which subscribers also paid for incoming calls, in May 1999. Subscribers have the option of retaining the "mobile party pays" system but must change their cellular telephone number to do so. Cofetel recently issued regulations, which will be effective in October 2006, that extend the "calling party pays" system to all calls within Mexico. Under the new regulations, all airtime fees regardless of the recipient's location within Mexico would be paid by the calling party.

Data services

Short Message Services (SMS)

In January 2002, Telcel began to offer two-way SMS to its customers as part of its value-added services. Since the launch of two-way SMS, Telcel has experienced significant growth in traffic. Through arrangements with other operators, Telcel began to offer to its customers the ability to send and receive short messages to and from users of networks of other carriers throughout Mexico in the fourth quarter of 2003. Since December 2004 postpaid customers may send and receive short messages to and from users of networks in the United States and more recently to and from 18 other countries.

Multimedia Messaging Service (MMS)

As an enhanced version of SMS, MMS allows customers the capability to send, in a single message, multiple color images, sounds and different size text to another mobile phone or e-mail account. Telcel began to offer MMS through GSM technology to postpaid and prepaid customers in March 2003.

Premium SMS and Content Community

In April 2002, Telcel became the first Mexican operator to offer premium information services through its SMS capabilities, including weather reports, financial quotes and entertainment news. Other content services include personalized ring tones and games. To further enhance its content offerings with well-known brands, Telcel has built a "Content Community" through agreements and special alliances with other companies, such as MTV, Universal Music, Warner Music and the Discovery Channel.

Internet

Wireless application protocol (WAP) is a global standard designed to make Internet services available to mobile telephone users. At present, Telcel offers WAP including e-mail, data and information services and electronic commerce transactions. The standard allows a micro "browser" in a mobile phone to link into a gateway service in Telcel's network enabling users to scroll through different pages of information on the Internet.

Telcel launched its WAP gateway in September 2000, enabling its prepaid and postpaid users in those regions to access e-mail, banking, and a variety of reservation and other types of electronic commerce services.

Data transmission

Telcel offers circuit switch data (CSD) to all its users and general packet radio services (GPRS) to its users through its GSM network.

GPRS is a non-voice value added service that allows information to be sent and received across a mobile telephone network. GPRS radio resources are used only when users are actually sending or receiving data. Rather than dedicating a radio channel to a mobile data user for a fixed period of time, the available radio resource can be concurrently shared between several users. This efficient use of scarce radio resources means that large numbers of GPRS users can share the same bandwidth and be served from a single cell. The number of users supported depends on the application being used and how much data is being transferred. Because of the spectrum efficiency of GPRS, there is less need to build in idle capacity that is only used during peak hours. GPRS therefore lets Telcel maximize the use of its network resources.

GPRS facilitates faster connections than previous technologies, such as CSD. No dial-up modem connection is necessary. The speed of GPRS is an important feature for time critical applications, and Telcel's GPRS services are able to accommodate corporate applications such as:

- *Transmission of Still Images*—Still images such as photographs, pictures, postcards, greeting cards and presentations and static web pages can be sent and received over the mobile network as they are across fixed telephone networks. GPRS permits users to post images from a digital camera connected to a GPRS radio device directly to an Internet site, allowing near real-time desktop publishing.
- *Transmission of Moving Images*—The capacity of GPRS to facilitate transmission of moving images has market applications such as monitoring parking lots or building sites for intruders and sending images of patients from ambulances to hospitals.
- *Web Browsing*—GPRS permits more rapid web browsing and enhanced access to web images.
- *Document Sharing*—GPRS facilitates document sharing and remote collaboration, permitting people in different locations to work on the same document at the same time.
- *Job Dispatch*—GPRS can be used to communicate assignments from office-based staff to mobile field staff. These job dispatch applications can then be combined with vehicle positioning applications to allow the nearest available suitable personnel to be deployed to serve a customer.
- *Corporate Email and Remote LAN Access*—GPRS facilitates the extension of corporate email systems beyond an employee's office PC. Remote LAN applications provide an employee with remote access to desk-top applications, such as intranet, corporate e-mail and database applications.
- *Internet Email*—Users of internet e-mail can receive direct notification on their mobile phone of incoming mail.
- *Vehicle Positioning*—Vehicle positioning applications integrate satellite positioning systems with nonvoice mobile services. These applications can be used to deliver services including remote vehicle diagnostics and ad-hoc stolen vehicle tracking.
- *File Transfer*—Users can download large files from the mobile network, such as presentation documents, appliance manuals or software applications.
- *Home Automation*—Home automation applications will permit customers to monitor home security from outside of the office and perform other functions, such as operating certain home appliances.

Push-to-Talk Services

In 2004, Telcel began to offer push-to-talk services over its GSM network. Postpaid customers may use "push-to-talk over cellular" (or POC) to communicate with other Telcel customers that subscribe to this service across Mexico at no cost in addition to the fixed monthly charge.

Products

Telcel offers a variety of products as complements to its wireless service, including handsets and accessories such as chargers, headsets, belt clips and batteries. As part of its basic prepaid service offering, Telcel provides new customers with an "*Amigo Kit*," which includes a handset, a charger and other accessories at a discounted price. New postpaid customers also receive a handset complimentary or at a discounted price, if they enter into a long-term contract with Telcel.

Most of the handsets that Telcel currently offers are dual-band, which can switch between the 800 and 1900 megahertz radio spectrums. In addition, Telcel offers tri-band and four-band handsets, which can also operate in the 900 megahertz radio spectrum and/or the 1800 megahertz radio spectrum. Telcel no longer offers analog handsets.

Interconnection

Telcel earns interconnection revenues from calls to any of its subscribers that originate with another service provider in the same local area within Mexico (cellular or fixed). Telcel charges the service provider from whose network the call originates an interconnection charge for every minute Telcel's network is used in connection with the call. Telcel must pay interconnection fees in respect of calls made by its subscribers to customers of other service providers (cellular and fixed) in the same local area within Mexico. See "—Regulation—Interconnection" under this Item 4.

Under the new "calling party pays" system, Telcel will start earning revenues from any national and international long distance calls made to any of its subscribers that originate from another service provider.

Telcel has interconnection agreements with Telmex and other service providers. The interconnection agreements specify a number of connection points, locations of interconnection points, the method by which signals must be transmitted and received and the costs and fees of interconnection. See "—Regulation—Interconnection."

Roaming

Telcel offers international roaming services to its subscribers. Subscribers paying the international roaming fees are able to roam outside of Mexico, using the networks of cellular service providers with which Telcel has entered into roaming agreements. Telcel has entered into approximately 353 such agreements covering GSM and TDMA networks around the world. As of the date of this annual report, Telcel had roaming agreements covering 132 countries. Roaming payments are channeled through Cibernet Corporation, which functions as a central international clearing house that collects and redistributes roaming fees from and to the participating providers.

In November 2005, we signed a cooperation agreement with Vodafone, pursuant to which both groups will deliver international roaming services to their customers. This agreement extends to Telcel and all our subsidiaries in Latin America. Initially, the services offered pursuant to the agreement include voice and GPRS roaming services, preferred roaming and virtual home environment. The parties also plan to offer pre-paid roaming and pre-paid roaming top-up services at a later stage.

Marketing

Telcel develops customer and brand awareness through its marketing and promotion efforts and high-quality customer care. It builds upon the strength of its well-recognized brand name to increase consumer awareness and customer loyalty, employing continuous advertising efforts through print, radio, television, sponsorship of sports events and other outdoor advertising campaigns. In addition, Telcel employs concentrated advertising efforts to promote specific products and services such as the Amigo Kit and related products, certain GSM postpaid plans and certain value-added services. In October 2003, Telcel launched a loyalty awards program for its postpaid customers, called *Círculo Azul*.

Telcel targets groups of customers who share common characteristics or have common needs. Telcel then assembles a packet of services that meets the particular needs of that targeted group through one of its various pricing plans.

Sales and Distribution

Telcel markets its wireless services primarily through exclusive distributors located throughout Mexico. In the year ended December 31, 2005, approximately 88% of Telcel's sales of handsets were generated by cellular distributors, with approximately 11% from sales in company-owned stores, and approximately 1% from direct sales to corporate accounts.

Telcel has relationships with a network of approximately 1,047 exclusive distributors, who sell Telcel's services and products through approximately 43,570 points of sale and receive commissions. Telcel operates permanent training and evaluation programs for distributors to help maintain the level of service quality.

Telcel's company-owned retail stores offer one-stop shopping for a variety of cellular services and products. Walk-in customers can subscribe for postpaid plans, purchase prepaid cards and purchase handsets and accessories. Company-owned stores also serve as points of customer service, technical support and payment centers. Telcel owns and operates 164 customer sales and service centers throughout the nine regions of Mexico and will continue to open new service centers as necessary in order to offer its products directly to subscribers in more effective ways.

Telcel also distributes prepaid cards and handsets, the latter as part of the Amigo Kit consisting of handsets and free airtime ranging from 25 to 250 minutes, through distributors that include Telmex, Sears, Sanborns and its network of retail outlets. Telmex purchases the Telcel prepaid cards and handsets on the same or similar commercial terms offered to other cellular distributors. We estimate that pre-paid cards are available through approximately 135,000 points of sale in Mexico.

Telcel sells prepaid airtime principally through the sale of cards. Telcel also offers customers the option of buying airtime through other means.

To service the needs of its large corporate and other high-usage customers, Telcel has a dedicated corporate sales group.

Billing and Collection

Telcel bills its postpaid customers through monthly invoices, which detail itemized charges such as usage, services such as voicemail, call forwarding, call waiting, caller ID and three-way calling, and long-distance and roaming charges, in addition to applicable taxes. Customers may pay their bills through pre-authorized debit or credit charges, in person at banks (including through banks' Internet websites), at Telcel retail stores and other designated retail stores, and through Telcel's Internet website.

If a postpaid customer's payment is overdue, service may be suspended until full payment for all outstanding charges is received. If the subscriber's payment is more than 60 days past due, service may be discontinued. Accounts that are more than 90 days past due are considered doubtful accounts.

A prepaid customer who purchases a prepaid card has 60 days from the date of activation of the card to use the airtime. After 60 days, the customer can no longer use that airtime for outgoing calls unless the customer activates a new card. After 180 days, unless the customer activates a new card, the service is discontinued and the balance on the card, if any, is recognized as revenue.

Customer Service

Telcel places a high priority on providing its customers with quality customer care and support. Approximately 53% of Telcel's employees are dedicated to customer service. Customers may call a toll-free telephone number or go to one of the customer sales and service centers located throughout the nine regions for inquiries regarding their service or plan options. In addition, using Telcel's website, subscribers may learn about the various offered rate plans, products and promotions, as well as subscribe for additional services and pay bills on line.

Wireless Network

Telcel's wireless networks use principally digital technologies. Telcel uses time division multiple access (TDMA) digital technology in the 800 megahertz frequency spectrum. TDMA is a digital technology that divides radio spectrum into assigned time slots to transmit signals. In October 2002, Telcel launched a new network using global system for mobile communications (GSM) digital technology in the 1900 megahertz frequency spectrum. GSM is a digital standard used in Europe, North America and elsewhere. Because it is so widely used, it provides higher quality and faster availability of new products and services and a wider variety of suppliers than TDMA technology. In addition, GSM provides access to a better developed path toward third generation wireless technologies.

TDMA network

Telcel has a nationwide TDMA network. TDMA permits the use of advanced dual-band handsets that allow for roaming across analog and digital systems and across 800 megahertz and 1900 megahertz spectrums. TDMA digital technology also allows for enhanced services and features, such as SMS, extended battery life, added call security and improved voice quality.

GSM network

Telcel has built and installed a GSM network in the 1900 megahertz frequency spectrum in all nine regions in Mexico, which began commercial operation in October 2002. Telcel continues with the expansion of its GSM network. The GSM network allows Telcel to augment its digital capacity and progress in its evolution toward the third generation of wireless technology. GSM technology supports a wide range of voice and data services, including SMS, MMS, CSD, high-speed CSD and GPRS, and is currently the most widely used and tested wireless system in the world. GSM technology, which is used in all nine regions, is expected to yield global economies of scale in developing network equipment and handsets, as well as seamless global roaming capabilities.

Currently, Telcel's GSM network offers service in all nine regions in Mexico. As of December 31, 2005, Telcel covered approximately 741 cities with the GSM network, and Telcel's GSM subscriber base accounted for approximately 62.6% of Telcel's total subscribers as of December 31, 2005. As Telcel continues to roll out the GSM network, it plans to expand GSM coverage throughout the nine regions. Telcel expects that many customers will choose GSM equipment when they replace their existing TDMA equipment.

CSD and HSCSD technology

Circuit switch data (CSD) is an alternative system based on circuit switch platforms that provides data services by integrating the existing voice infrastructure. Like CDPD, CSD is considered to be the first level of 2.5G technology.

High-speed CSD (HSCSD) offers the same service as CSD, using voice channels for data transmission, but by joining several slots of information, it offers increased capacity and speed, making it better suited to the needs of users transmitting large amounts of information. Since the last quarter of 2004, Telcel offers CSD as well as HSCSD services in all nine regions through its new GSM network.

Third generation development strategy

Third generation technologies will provide high-speed wireless packet data services and ultimately voice services over the Internet. Any successful third generation strategy must allow the wireless provider to achieve a pervasive footprint quickly and cost effectively and on a global scale through international roaming capacities. While third generation networks are currently under development and evaluation, transitional technologies including CDPD, CSD and GSM/GPRS have begun to bridge the gap between second and third generation technologies by offering enhanced high-speed data services.

Telcel is currently in the process of upgrading the GSM/GPRS network with Enhanced Data Rates for Global Evolution (EDGE) technology. It has implemented EDGE technology in more than 57,000 localities, including all the major cities in Mexico. Telcel expects that EDGE will facilitate the ultimate deployment of third generation technology. One benefit of EDGE is that it can be deployed in existing spectrum. As customers upgrade their equipment to EDGE, Telcel expects that all the applications developed and deployed today will be able to operate at significantly higher speeds and in more places.

The evolution from 2.5G to third generation technology is expected to make wireless networks capable of transmitting voice, data and video over a single network. The wireless industry has agreed to converge towards a common standard called wideband CDMA (W-CDMA) for the development of third generation technology. W-CDMA offers configurations that allow multifaceted processing and enable the transmission of large volumes of data, such as video data, at high speeds.

As part of its strategic evaluation concerning the deployment of EDGE technology, Telcel is engaged in discussions with suppliers and plans to test the technology with heavy-use consumers or corporate users. Telcel is launching EDGE with the existing GSM technology and plans to migrate to the W-CDMA third generation technology using the existing 850 megahertz and/or 900 megahertz spectrum, and, if made available by Cofetel, a new set of broadband frequencies.

Spectrum

Telcel currently holds concessions in each of the nine regions of Mexico in both the 800 megahertz and 1900 megahertz radio spectrums and has a functioning nationwide network. Three other companies also hold concessions for nationwide service using the 1900 megahertz spectrum.

Telcel currently holds 28.4 megahertz of capacity in the 1900 megahertz spectrum in each of Mexico's nine regions. It acquired 10 megahertz of this capacity in 1998 and 10 megahertz in 2005, in each case through public auctions. Telcel acquired 8.4 megahertz as a result of the assignment of capacity from Unefon during 2005. This assignment, which was approved by Cofeco and the Ministry of Communications, cancelled the 16-year term service agreement entered into with Unefon in September 2003. No consideration – in addition to the U.S.$267.7 million paid to Unefon in 2003 for the service agreement – was paid for the assignment.

Fixed wireless

Fixed wireless technology provides wireline quality voice telephony available over cellular networks. Voice channels are delivered over the existing telephone wiring within the residence or small business premises, allowing customers to utilize their existing telephones.

Telcel provides public fixed wireless services in rural, semi-urban and urban regions in Mexico.

Property

Telcel's wireless network includes transport and computer equipment, as well as exchange and transmission equipment consisting primarily of switches (which set up and route telephone calls either to the number called or to the next switch along the path, and which may also record information for billing and control purposes), cellular base stations (radio transmitters or receivers that maintain communications with the cellular telephones within given geographical areas or "cells"), microcells (small cells covered by low-power base stations), and local links and repeaters (equipment for radio or fiberoptic transmission between network elements). Telcel owns all of its network routing and switching equipment. During 2003 and 2004, Telcel sold its reception and transmission equipment for Ps. 4,633 million to unrelated financial institutions and subsequently leased back this property for periods of three to four years. Telcel has the option to reacquire this property at the end of the lease period. Telcel owns certain properties for commercial and administrative offices, the installation of some of its equipment, and 154 customer sales and service centers, while it leases other locations. Telcel operates certain equipment on Telmex property under a co-location agreement. See "Related Party Transactions" under Item 7.

Telcel currently relies on Ericsson for the supply of more than 65% (measured in terms of cost) of its switch and cell site equipment. Telcel purchases handsets and other customer equipment primarily from the major vendors, including Nokia, Sony-Ericsson, Motorola, BenQ and Samsung.

Competition

Telcel faces competition from other cellular providers using the 800 megahertz spectrum and from providers with PCS licenses that have developed and continue to develop wireless service on the 1900 megahertz spectrum. Telcel's competitors in Mexico include Grupo Iusacell, S.A. de C.V., which is controlled by Movil@ccess, an affiliate of Grupo Salinas, S.A. de C.V., Telefónica Móviles and Unefon, which is an affiliate of Grupo Iusacell, S.A. de C.V. We also compete with Nextel in certain segments. According to Cofetel, Telcel's share of the Mexican cellular market was approximately 77% in 2005.

The effects of competition on Telcel depend, in part, on the business strategies of its competitors and the general economic and business climate in Mexico, including demand growth, interest rates, inflation and exchange rates. The effects could include loss of market share and pressure to reduce rates. Telcel believes that its strategies to meet competition will continue to help limit its loss of market share and that any loss of market share will be partly offset by increasing demand.

Regulation

The following is a summary of certain provisions of the General Communications Law, the Telecommunications Law and the Telecommunications Regulations applicable to Telcel and of the various concessions held by Telcel.

General

The General Communications Law, the Telecommunications Law and the Telecommunications Regulations provide the general legal framework for the regulation of telecommunications services in Mexico. The Telecommunications Law replaced certain provisions of the General Communications Law and established that only those provisions of the General Communications Law not opposed to the Telecommunications Law would remain in effect. Other regulations implementing particular provisions of the Telecommunications Law have been adopted or are pending. The main objectives of the Telecommunications Law are to promote the efficient development of the telecommunications industry, to encourage fair competition in the provision of quality, low-priced services and to assure satisfactory breadth of coverage of the Mexican population.

Under the Telecommunications Law, an operator of public telecommunications networks, such as Telcel, must operate under a concession granted by the Communications Ministry. Such a concession may only be granted to a Mexican citizen or corporation and may not be transferred or assigned without the approval of the Communications Ministry. A concession to provide services which utilize electro-magnetic frequencies, such as cellular telecommunications services, may have a term of up to twenty years and may be extended for additional terms of equal duration.

The Telecommunications Law requires public telecommunications concessionaires to establish open network architecture which permits interconnection and interoperability. Operators of private networks that do not use electro-magnetic frequencies or provide services to the public are not required to obtain a concession, permit or registration.

During April 2006, the Mexican Congress enacted amendments to the Telecommunications Law aimed at strengthening the regulatory power of Cofetel, stimulating increased investment in telecommunications and increasing competition. All members of Cofetel resigned upon effectiveness of the amendments, and new members were recently elected. We are unable to predict the effect that the new provisions will have on our business.

Additionally, the amendments to the Telecommunications Law and the Federal Radio and Television Law (*Ley Federal de Radio y Televisión*) allow radio and television broadcasting companies to apply for authorizations to provide telecommunications services.

Regulatory oversight

The Mexican Communications Ministry, through Cofetel, is the government agency principally responsible for regulating telecommunications services. The Ministry's approval is required for any change in Telcel's bylaws. It also has broad powers to monitor Telcel's compliance with the concessions, and it can require Telcel to supply it with such technical, administrative and financial information as it may request. Telcel is required to publish its annual network expansion program and must advise the Ministry of the progress of its expansion and modernization program on a quarterly basis.

Cofetel is an independent agency within the Communications Ministry, with five commissioners appointed by the President of Mexico and ratified by the Senate, one of whom is appointed as chairman. Cofetel's mandate is to regulate the Mexican telecommunications sector. Many of the powers and obligations of the Communications Ministry under the Telecommunications Law and the Telecommunications Regulations have been delegated to Cofetel.

The Telecommunications Law gives certain rights to the Mexican government in its relations with concessionaires, including the right to take over the management of an operator's networks, facilities and personnel in cases of imminent danger to national security, internal peace or the national economy, natural disasters and public unrest. The Telecommunications Law also provides that at the expiration of Telcel's concessions, the Mexican government has a right of first refusal to acquire Telcel's assets. See "—Termination of the Concessions."

The Telecommunications Law provides that if a company is determined to be dominant in a relevant market according to the Federal Economic Competition Law, the Communications Ministry has the power to adopt specific regulations on rates, quality of service and information provided by a dominant provider. To date, Telcel has not been declared a dominant provider, although there can be no assurance that such a determination will not be made in the future.

In addition, we are subject to regulation from Profeco under the Federal Consumer Protection Law. This law regulates the quality of services required to be provided to consumers and provides a mechanism to address consumer complaints. Profeco has the authority to impose fines, which can be significant.

Rates

The Telecommunications Law provides that concessionaires may freely determine the rates for telecommunications services within the limits of their concessions. Cellular rates are not subject to a price cap or any other form of price regulation. However, Telcel and other cellular carriers operating in Mexico are required to disclose to, and register with, Cofetel their rates for cellular service prior to implementing such rates. The

Communications Ministry is authorized to impose specific rate requirements on any operator that is determined to have substantial market power under the Federal Economic Competition Law. Although no such determination has been made with respect to the market for cellular telecommunications services, there can be no assurance that such a determination will not be made in the future.

Concessions

Telcel operates under several different concessions covering particular frequencies and regions. It holds nine separate regional concessions, which together cover all of Mexico, to provide cellular telecommunications services using the 800 megahertz (Band B) radio spectrum. It also holds nationwide concessions to use the 1900 megahertz (Bands A, D and F) radio spectrum and a related concession to provide cellular telecommunications services on that frequency. The 800 megahertz (Band B) concessions, except for Region 9 which covers Mexico City and the states of Mexico, Morelos and Hidalgo, require Telcel to pay semi-annual continuing fees (*aprovechamientos*) determined as a percentage of gross revenues derived from the concessioned services. The percentage is between 5% and 10%. During 2005, a Mexican court permitted Telcel to eliminate from its 800 megahertz concession for Region 9 the obligation to make this semi-annual payment, against a one time payment of Ps. 2,122 million. Telcel was able to credit against this payment, semi-annual fees totaling Ps. 1,980 million paid by Telcel from 2000 to 2005. The 1900 megahertz (Band D) concessions, which were purchased for a fixed amount in 1998, and the 1900 megahertz (Band A) concessions, which were acquired by assignment from Unefon, do not require Telcel to pay continuing fees (*aprovechamientos*).

Pursuant to the Federal Contributions Law (*Ley Federal de Derechos*), owners of concessions granted or renewed on or after January 1, 2003 are required to pay annual fees (*derechos*) for the use and exploitation of radio spectrum bands. The amount of annual fees (*derechos*) charged depend on the relevant region and radio spectrum band. These annual fees (*derechos*) can be high and are payable irrespective of the amount of fees (*aprovechamientos*) paid. Currently, we are not required to pay *derechos* in respect of our Bands A, B and D concessions since they were awarded prior to 2003. The 1900 megahertz (Band F) concessions, which we acquired during 2005, require the payment of annual fees (*derechos*) of Ps. 255 million (subject to adjustment for inflation) annually for 20 years for all 9 regions, but do not require the payment of fees (*aprovechamientos*). We have challenged our obligation to pay such annual fee as we believe it is contrary to certain provisions of the Mexican Telecommunications Law. We obtained a preliminary injunction against the payment of such fees, which is currently subject to appeal by the authorities.

The eight Band B concessions covering regions other than the Mexico City area were granted for initial terms of twenty years that will expire in 2010 or 2011. The Band B concession covering the Mexico City area (Region 9) was renewed effective October 2000 for a term of fifteen years that will expire in October 2015. The Band D concessions will expire in 2018, the Band A concessions in 2019 and the Band F concessions in 2025. All of these concessions are subject to renewal for additional 20-year terms.

In December 2002, the Communications Ministry granted Telcel a new concession to install, operate and exploit a telecommunications network to provide national and international long distance services, as well as data transmission services. The concession was granted for an initial term of 15 years, and it is subject to extension for an additional 15-year period. The concession limited Telcel to provide these services only to its wireless subscribers until December 2005. Beginning in 2006, Telcel may offer national and international long distance services to non-subscribers.

Expansion and modernization requirements

Telcel's concessions impose a number of requirements for expansion and modernization of its network. The concessions establish certain minimum network capacities that Telcel must achieve, to extend service coverage to a targeted percentage of population. Telcel is in compliance with these requirements.

Service quality requirements

The concessions also set forth extensive requirements for the quality and continuity of Telcel's service, including, in some cases, maximum rates of incomplete and dropped calls and connection time. In May 2003, Cofetel issued the Fundamental Technical Plan for Quality of Local Mobile Services Networks, applicable to all operators, including Telcel. Due to the fast growth in cellular services, Telcel, like all Mexican cellular carriers, has faced some service problems. Service problems have not, however, had any material adverse regulatory impact. Telcel monitors service quality for compliance with the requirements of the concessions and has shown marked improvement according to recent measurements conducted by Cofetel. Telcel has filed an injunction against the application to it of the Fundamental Technical Plan for Quality of Local Mobile Services and other related laws and acts promulgated by Cofetel, seeking protection from the provisions of this Technical Plan. It remains uncertain that Telcel will succeed in obtaining an injunction, and currently, Telcel remains subject to the provisions of the Technical Plan.

Competition

The Telecommunications Regulations and the concessions contain various provisions designed to introduce competition in the provision of communications services. In general, the Mexican Communications Ministry is authorized to grant concessions to other parties for the provision of any of the services provided by Telcel under the concessions.

In April 2006, the Mexican Congress amended the Federal Economic Competition Law. The amendment strengthens the authority of the Federal Competition Commission, expands the definition of monopolistic practices, provides a more rigorous approval process for business combinations and establishes more stringent penalties, including substantially higher fines and the divestiture of assets. As a result of this amendment, it is likely that the Federal Competition Commission will exercise stricter enforcement of the Federal Economic Competition Law, which could restrict our operations and increase competition.

Interconnection

Terms of interconnection (including fees) are negotiated between Telcel and other public telecommunications providers. In the event they are unable to agree, Cofetel may impose terms on Telcel and the other public telecommunications networks. The interconnection charge payable to us by another local operator for a call from its customer to our network was Ps. 1.71 in 2005 and is currently Ps. 1.54 per minute. This charge is scheduled to decrease to Ps. 1.39 in 2007 and thereafter remain constant through 2010. These charges have been agreed with all cellular operators and various fixed-line operators, including Telmex. Three fixed-line operators have challenged these charges, seeking to reduce them. See "Legal Proceedings—Telcel—Interconnection Fees" under Item 8. The current interconnection charge for calls made from a cellular line to a fixed line, which Telcel pays to Telmex, is U.S.$0.00975 per minute.

Termination of the concessions

The General Communications Law, the Telecommunications Law and the concessions include various provisions under which the concessions may be terminated before their scheduled expiration dates. Under the Telecommunications Law, the Communications Ministry may cause early termination of any of the concessions in certain cases, including:

- failure to exercise rights under a concession during the 180 days after that concession is granted;
- failure to expand telephone services at the rate specified in the concession;
- interruption of all or a material part of the services provided by Telcel;
- acts by Telcel with the effect of impeding the operations of other concessionaires;
- refusing interconnection arrangements with other concessionaires;

- change of jurisdiction by Telcel;
- transfer, assignment of, or grant of liens to, Telcel's concessions or any asset used to provide service without Ministry approval;
- failure to pay certain government fees;
- violation of the prohibition against ownership of shares of Telcel by foreign states;
- any material modification of the nature of Telcel's services without prior Ministry approval; and
- breach of certain other obligations under the General Communications Law.

In addition, the concessions provide for early termination by the Communications Ministry following administrative proceedings in the event of:

- a material and continuing violation of any of the conditions set forth in the concessions;
- material failure to meet any of the service expansion requirements under the concessions;
- material failure to meet any of the requirements under the concession for improvement in the quality of service;
- engagement in any telecommunications business not authorized under the concession and requiring prior approval of the Communications Ministry;
- following notice and a cure period, failure without just cause to allow other concessionaires to interconnect their networks to Telcel's network; or
- bankruptcy of Telcel.

The General Communications Law and all but one of Telcel's 800 megahertz concessions provide that in the event of early termination of Telcel's cellular concessions, all assets that are the subject of such concession would revert to the Government without compensation to Telcel. In the event of early termination of any of Telcel's PCS concessions, the Government would have the option to purchase the equipment, installations and other assets used directly for the exploitation of the frequencies which are the subject of such concession. The latter regime also applies to one of Telcel's 800 megahertz concessions. There is doubt as to whether the provisions of the concessions and the Telecommunications Law regarding the consequences of expiration of the concessions would apply to mitigate the provisions of the General Communications Law in the event of early termination. In the case of foreign investors, NAFTA and other similar international treaties may require compensation as mitigation for provisions of the General Communications Law that could result in measures tantamount to expropriation.

Speedy Móvil

Speedy Móvil, S.A. de C.V. is a Mexican company that develops mobile data solutions for SMS, wireless Internet (WAP) and voice-activated data applications for Telcel and our other subsidiaries and investments.

In addition to developing mobile data applications, Speedy Móvil evaluates content and application providers and enters into contracts with them in order to provide our wireless providers with content and applications. No concessions or licenses are necessary for Speedy Móvil's operations.

NON-MEXICAN OPERATIONS

We have subsidiaries or businesses in the telecommunications sector in Argentina, Brazil, Central America (El Salvador, Guatemala, Honduras and Nicaragua), Chile, Colombia, Ecuador, Paraguay, Peru, Uruguay and the United States. Our principal subsidiaries outside Mexico are described below. The revenues of our subsidiaries other than Telcel represented 50.8% of our consolidated revenues for 2005.

In addition, we expect to have opportunities to invest in other telecommunications companies outside Mexico, especially in Latin America and the Caribbean, because we believe that the telecommunications sector will continue to be characterized by growth, technological change and consolidation. We may take advantage of these opportunities through direct investments or other strategic alliances. On April 2, 2006, we agreed to acquire the equity interests of Verizon in certain companies through which it beneficially owns shares in Verizon Dominicana, Telecomunicaciones de Puerto Rico and, through an equally owned joint venture with our affiliate Telmex, Compañía Anónima Nacional de Teléfonos de Venezuela. See "Information on the Company—General—Recent Acquisitions" under Item 4 for more information about these transactions. We can give no assurance as to the extent, timing or cost of future international investments, and such investments may involve risks to which we have not previously been exposed.

The following table sets forth financial and operating information for certain of our non-Mexican operations for the periods indicated. For some countries, as specified in the notes to the table, we have included data for periods prior to dates on which we acquired these operations. We provide this information to show the trends in these businesses, but it is not reflected in our financial statements, which consolidate each operation from the date on which we acquired it.

	December 31,		
	2003	2004	2005
	(in constant Mexican pesos as of December 31, 2005, except lines in service, minutes of use and churn)		
ARGENTINA			
CTI(1)			
Operating revenues (millions)	Ps. 2,935	Ps. 5,759	Ps. 11,219
Average monthly revenues per subscriber during preceding 12 months(2)	Ps. 191	Ps. 176	Ps. 155
Operating income (loss) (millions)	Ps. 736	Ps. (417)	Ps. 578
Cellular lines in service (thousands)	1,411	3,587	6,627
Average monthly minutes of use per subscriber during preceding 12 months	Ps. 144	Ps. 163	Ps. 145
Churn rate(3)	1.5%	2.0%	2.3%
BRAZIL			
Telecom Americas(4)			
Consolidated operating revenues from continuing operations (millions)	Ps. 12,388	Ps. 23,753	Ps. 30,564
Average monthly revenues per subscriber during preceding 12 months(2)	Ps. 158	Ps. 127	Ps. 114
Operating loss from continuing operations (millions)	Ps. (2,320)	Ps. (6,799)	Ps. (8,780)
Cellular lines in service (thousands)	9,521	13,657	18,659
Average monthly minutes of use per subscriber during preceding 12 months	Ps. 91	Ps. 98	Ps. 81
Churn rate(3)	2.3%	2.7%	2.7%

	December 31,		
	2003	2004	2005
	(in constant Mexican pesos as of December 31, 2005, except lines in service, minutes of use and churn)		
CENTRAL AMERICA(5)			
Telgua (Guatemala and Sercom Nicaragua)			
Combined operating revenues (millions)	Ps.6,155	Ps.7,407	Ps. 7,269
Average monthly revenues per subscriber during preceding 12 months(2)	Ps. 177	Ps. 176	Ps. 134
Operating income (millions)	Ps.1,854	Ps.2,433	Ps. 2,413
Lines in service (thousands):			
Fixed	930	933	953
Cellular	970	1,526	2,214
Average monthly minutes of use per subscriber during preceding 12 months	Ps. 209	Ps. 202	Ps. 216
Churn rate(3)	1.4%	1.6%	1.2%
CTE (El Salvador)(6)			
Combined operating revenues (millions)	Ps.4,610	Ps.4,877	Ps. 4,942
Average monthly revenues per subscriber during preceding 12 months(2)	Ps. 242	Ps. 198	Ps. 151
Operating income (millions)	Ps.1,238	Ps.1,664	Ps. 1,786
Lines in service (thousands):			
Fixed	704	781	808
Cellular	212	518	859
Average monthly minutes of use per subscriber during preceding 12 months	Ps. 127	Ps. 27	Ps. 106
Churn rate(3)	2.4%	2.6%	1.0%
COLOMBIA			
Comcel(7)			
Combined operating revenues (millions)	Ps.6,272	Ps.9,649	Ps.15,565
Average monthly revenues per subscriber during preceding 12 months(2)	Ps. 140	Ps. 149	Ps. 115
Operating income (millions)	Ps. 643	Ps. 632	Ps. 1,221
Cellular lines in service (thousands)	3,674	5,814	13,775
Average monthly minutes of use per subscriber during preceding 12 months	Ps. 82	Ps. 114	Ps. 119
Churn rate(3)	3.1%	2.9%	1.5%
ECUADOR			
Conecel			
Operating revenues (millions)	Ps.2,953	Ps.4,430	Ps. 6,865
Average monthly revenues per subscriber during preceding 12 months(2)	Ps. 177	Ps. 150	Ps. 134
Operating income (millions)	Ps. 596	Ps. 914	Ps. 1,083
Cellular lines in service (thousands)	1,537	2,326	4,100
Average monthly minutes of use per subscriber during preceding 12 months	Ps. 54	Ps. 50	Ps. 45
Churn rate(3)	3.4%	3.7%	2.9%

	December 31,		
	2003	2004	2005
	(in constant Mexican pesos as of December 31, 2005, except lines in service, minutes of use and churn)		
UNITED STATES			
TracFone			
Operating revenues (millions)	Ps.6,789	Ps.9,257	Ps.10,968
Average monthly revenues per subscriber during preceding 12 months(2)	Ps. 189	Ps. 171	Ps. 155
Operating income (millions)	Ps. 218	Ps. 328	Ps. 714
Cellular lines in service (thousands)	2,952	4,394	6,135
Average monthly minutes of use per subscriber during preceding 12 months	Ps. 54	Ps. 59	Ps. 63
Churn rate(3)	4.0%	4.2%	4.6%

(1) Although we began consolidating the results of CTI in our financial statements in November 2003, data provided for 2003 is for the full year.

(2) Average for the year of the amount obtained each month by dividing service revenues by the average number of customers during such month. The figure includes both prepaid and postpaid customers.

(3) Total number of customer deactivations for a period divided by total subscribers at the beginning of such period.

(4) Starting in 2003, our operations in Brazil include BSE (as from May 2003), BCP (as from December 2003) and new operations started in the states of Santa Catarina, Paraná (excluding the municipalities of Londrina and Tamarana), Bahia and Sergipe.

(5) For our operations in Central America, average monthly revenues per subscriber, average monthly minutes of use per subscriber and churn rate are presented only with respect to our wireless services in these countries and do not take into consideration our fixed-line services. In March 2006, Sercom Nicaragua was sold to ENITEL.

(6) Although we began consolidating the results of CTE in our financial statements in November 2003, data provided for 2003 is for the full year.

(7) In February 2003, Comcel began consolidating the results of Celcaribe.

We also have operations in Nicaragua (ENITEL), Honduras and Uruguay (CTI Móvil) as from 2004 and in Chile, Paraguay and Peru as from 2005, which are not presented in the table above. The operations are presented under the caption "Others" in our segment information included in note 19 to our audited consolidated financial statements included in this annual report. We own, directly or indirectly, a substantial majority of the telephone plant of our non-Mexican operations.

Argentina (CTI)

CTI Holdings provides nationwide PCS wireless service in Argentina under the "CTI Móvil" brand name, through its wholly-owned subsidiaries CTI Compañía de Teléfonos del Interior, S.A. (CTI Interior) and CTI PCS, S.A. (CTI PCS). We own a 100% interest in CTI, which we acquired through a series of transactions in 2003 and 2004. We paid approximately U.S.$238.6 million for the acquisition of our interests in CTI. We began including the results of CTI in our audited consolidated financial statements in November 2003. Since the acquisition, CTI's subscriber base has grown significantly, from 1.3 million in October 2003 to 6.6 million at December 31, 2005.

At December 31, 2005, CTI had approximately a 32% share of the Argentine wireless market. Approximately 73% of CTI's subscribers at December 31, 2005 resided in the interior of Argentina and the balance in the greater Buenos Aires region.

CTI began providing services in the interior of Argentina in 1994 and in Greater Buenos Aires in 2000. CTI offers basic cellular service through a variety of rate plans and also offers prepaid services. Prepaid customers represented 88% of CTI's total subscribers as of December 31, 2005. In addition, CTI offers long distance and value added services.

CTI's cellular network uses GSM, AMPS and CDMA technology and covers approximately 96% of Argentina's population. CTI is deploying a nationwide GSM network in Argentina. The GSM network, when completed, is expected to cover approximately 98% of Argentina's population. At December 31, 2005, CTI had 1,763 employees.

CTI's principal competitors are: Telecom Personal, a subsidiary of Telecom Argentina, the principal telecom operator in Argentina, which is controlled by Telecom Italia, and Movistar, a subsidiary of Telefónica Móviles of Spain. Movistar is the company resulting from the merger in 2005 of Unifon and Movicom, which was acquired in January 2005 by Telefónica Móviles from Bell South.

CTI Interior and CTI PCS hold licenses covering the entire Argentine territory. These licenses contain coverage, reporting and service requirements, but do not have a fixed expiration date. The Communications Ministry (*Secretaría de Comunicaciones de la Nación*) is in charge of supervising the telecommunications industry in Argentina. It is authorized to foreclose and sell the shares of a licensee in case of specified breaches of the terms of a license.

Brazil (Telecom Americas)

General

Telecom Americas is one of the three largest providers of wireless telecommunication services in Brazil, with an estimated nationwide market share in Brazil at December 31, 2005, of approximately 22%. Brazil is the largest market in Latin America in terms of wireless customers.

Telecom Americas provides services in Brazil under a unified brand name, "Claro," and it offers a variety of rate plans to its postpaid customers and offers prepaid services in all of its markets. At December 31, 2005, Telecom Americas served approximately 18.7 million subscribers compared to 13.7 million subscribers at December 31, 2004 and covered approximately 168 million licensed points of presence (POPs). At December 31, 2005, approximately 84% of Telecom Americas' subscribers were prepaid customers.

Telecom Americas owns and operates cellular networks using both GSM and TDMA digital technology. We operate in Brazil under the PCS (Serviço Móvel Pessoal) regime. Telecom Americas launched its GSM network in 2003 in certain major urban areas, and as of December 31, 2005, the GSM network covered more than 2,233 cities and was used by 72% of Telecom Americas' wireless subscribers. We continue rolling out the GSM network with the goal of providing similar coverage as the Band A incumbent providers in the major markets. We intend to focus our commercial and marketing efforts towards encouraging use of GSM technology by new subscribers and existing subscribers renewing their contracts. GSM is gradually becoming our principal wireless technology in Brazil.

Telecom Americas has owned companies with operations in Brazil since shortly after Brazil allowed competition in the wireless industry in 1997 and 1998 and in 2003 began to operate in the metropolitan region of São Paulo and in the states of Bahia, Sergipe and Paraná (except for the cities of Londrina and Tamarana). As discussed further below, Telecom Americas built its operations through a number of transactions commencing in 2000 and ending with the acquisitions of BSE and BCP during 2003 and the acquisition of a license in the Minas Gerais region in 2004.

Prior to an internal reorganization of our Brazilian operations effected on December 31, 2005, Telecom Americas' wireless properties in Brazil included ATL Telecom Leste S.A., Tess S.A., Telet S.A., Americel S.A.,

BSE S.A., BCP S.A. and Stemar Telecomunicações Ltda. Each of these companies is or was licensed to operate in a specific state or area of Brazil: ATL in the states of Rio de Janeiro and Espírito Santo; Tess in the state of São Paulo (other than the city and metropolitan region of São Paulo); Telet in the states of Rio Grande do Sul, Santa Catarina and Paraná (except for the cities of Londrina and Tamarana); Americel in seven states in the central-west and northern regions of Brazil; BSE in the states of Ceará, Piauí, Rio Grande do Norte, Paraiba, Pernambuco and Alagoas; BCP in the metropolitan area of São Paulo; and Stemar in the states of Bahia and Sergipe. Effective December 31, 2005, ATL, Tess, Stemar and BSE were merged into BCP, and BCP now operates in the regions previously covered by ATL, Tess, Stemar and BSE. We expect to merge Americel and Telet into BCP during 2006. In April 2005, Stemar was awarded a license to operate wireless services in the Minas Gerais region. At December 31, 2005, the Telecom Americas operating companies had approximately 7,682 employees. We own all of our network equipment in Brazil.

Telecom Americas owns more than 99.9% of the share capital of BCP. BNDESPar (the private equity arm of BNDES, the Brazilian development bank) holds approximately 0.62% and 0.74% of the share capital of Americel and Telet, respectively.

We currently own approximately 98.9% of Telecom Americas. In April 2002, Telecom Americas issued to a financial investor 1,844 nonvoting convertible preferred shares, representing approximately 2% of the capital stock of Telecom Americas. We acquired half of these preferred shares in March 2005. The remaining shares have been converted into common shares, and the holder has the right to sell these shares to us beginning in October 2006 for U.S.$150 million plus interest.

Sales and Distribution

Claro markets its wireless services primarily through retail chains (approximately 5,210 points of sale) and exclusive distributors (dealers) (approximately 3,836 points of sale) located throughout the regions where it operates in Brazil. In the year ended December 31, 2005, approximately 57% of Claro's sales of handsets were generated by retail chains, 33% by exclusive distributors (dealers) and approximately 11% from sales in company-owned stores, of which there are approximately 121. Claro also sells and distributes its products and services over the internet.

Claro has implemented permanent training and evaluation programs for dealers to help maintain the level of service quality.

Claro's company-owned retail stores offer one-stop shopping for a variety of cellular services and products. Walk-in customers can subscribe for postpaid plans, prepaid plans, purchase prepaid cards and purchase handsets. Claro's stores serve as customer sales and service centers and Claro expects to continue to open new service centers as necessary in order to offer its products directly to subscribers in more effective ways.

Claro has a corporate sales group to service the needs of its large corporate and other high-usage customers.

Billing and Collection

Claro bills its postpaid customers through monthly invoices, which detail itemized charges such as usage, services such as voicemail, and long-distance and roaming charges, in addition to applicable taxes. Customers may pay their bills with a credit card, through online banking, or in person at the post office, outlets of federal lottery houses *(Casas Lotéricas)* or some of Claro's stores.

If a postpaid customer's payment is overdue, service may be suspended until the payment for outstanding charges is received. If the subscriber's payment is more than 60 days past due, service may be discontinued. Accounts that are more than 180 days past due are categorized as doubtful accounts.

Depending on the value of a prepaid card, a prepaid customer who purchases a card has between 30 and 90 days from the date of activation of the card to use the airtime. After such time, the customer can no longer use that airtime for outgoing calls unless the customer activates a new card. Sixty days after the card expires, unless the customer activates a new card, the balance on the card, if any, is recognized as revenue.

Competition

Although the number of competitors has decreased primarily as a result of consolidation, competition in the Brazilian wireless industry is substantial and varies by region. In addition to us, there are four other groups in Brazil with significant nationwide coverage. The largest is Vivo, a joint venture between Telefónica Móviles of Spain and Portugal Telecom. The joint venture or one of its partners owns interests in some of the wireless companies that were created upon the breakup of Telebrás. The others are Telecom Italia Mobile (TIM), Oi, and TeleAmazônia Celular and Telemig Celular. We also face competition from Nextel, a joint venture between Motorola and Nextel Communications, Inc., for trunking services to the corporate segment in urban areas.

Recent acquisitions

In May 2003, Telecom Americas acquired 97.5% of the shares of BSE S.A. from a subsidiary of BellSouth Corporation and from holding companies of the Safra family. The purchase price was based on a net enterprise value of BSE of U.S.$180 million. Later in 2003, Telecom Americas acquired the remaining interests in BSE held by minority investors, thereby increasing its interest to 100%. We began including the results of BSE in our audited consolidated financial statements in May 2003. BSE had approximately one million subscribers at the time of the acquisition.

In November 2003, Telecom Americas acquired 100% of the shares of BCP S.A. from certain lenders to BCP, who had acquired the shares formerly held by affiliates of BellSouth and the Safra family and local minority investors. The purchase price was U.S.$643.3 million. All of BCP's outstanding long-term indebtedness prior to the acquisition was cancelled or acquired by us in connection with the transaction. We began including the results of BCP in our audited consolidated financial statements in December 2003. BCP had approximately 1.7 million subscribers at the time of the acquisition. In connection with our bid for BCP, we granted Telemar an option to acquire a minority interest in BCP, subject to certain conditions. In October 2003, the option was cancelled, and we paid Telemar U.S.$35 million during the second quarter of 2004.

Regulatory environment

In conjunction with the breakup and privatization of the Telecomunicações Brasileiras S.A.—Telebrás telecommunications monopoly, Brazil opened its cellular mobile telephone service industry to private enterprises. Starting in 1997, ten cellular licenses covering all of Brazil were auctioned to wireless operators to compete against the eight incumbent providers that emerged from the Telebrás breakup and that were subsequently auctioned to private enterprises. Accordingly, there were two cellular service providers in all markets in Brazil, including the city of São Paulo, one operating in subfrequency Band A and another in subfrequency Band B. Starting in 1999, the entire Brazilian telecommunications sector has been open to competition.

In 1997, Brazil enacted the General Telecommunications Law (*Lei Geral de Telecomunicações*) to promote competition among service providers and establish an independent regulatory agency, the National Telecommunications Agency of Brazil, or "ANATEL," to regulate its telecommunications industry. ANATEL has the authority to grant concessions and licenses for all telecommunications services, except for broadcasting services.

In September 2000, ANATEL published guidelines for the implementation of PCS (*Serviço Móvel Pessoal*) operations in Brazil. Under the guidelines, Brazil is divided into three regions for PCS operation within the 1800 megahertz frequency, as opposed to ten regions for the cellular service providers. Under the September 2000 guidelines, the Band A and Band B cellular providers have the option to switch to PCS, and migration to PCS is a condition for the extension of their concessions. All concessionaires in Brazil have migrated to the PCS regime. Upon migration to PCS, the Band A and Band B cellular providers have the right to apply for long distance services licenses and are no longer subject to cellular regulations that restricted them from operating in more than two regions per Band. Regulations require that migrating companies adopt PCS service plans and provide for the establishment of charges for the use of one operator's network by another. During 2003, our operating companies in Brazil exchanged their original concessions for 15-year PCS authorizations. The 15-year period started from the time the original concessions were granted, generally in 1997 or 1998. This change will allow the operating companies to extend the life of the license for an additional 15 years, upon the payment of a fee.

The September 2000 guidelines also established rules regarding the selection of up to three additional wireless providers per region, corresponding to Bands C, D and E. Beginning in February 2001, ANATEL initiated a series of auctions through which it sold rights to D-Band and E-Band licenses. After canceling the auction of new licenses under the C-Band, ANATEL implemented procedures in May 2002 for the sale of C-Band bandwidth in installments not to exceed 45 megahertz per service provider, through which each of Telecom Americas' principal operating companies acquired bandwidth.

In Brazil, rates for telecommunications services are regulated by ANATEL. In general, PCS licensees are authorized to increase basic plan rates only for inflation and on an annual basis. However, operators are allowed to create non-basic plans and modify them, without prior ANATEL approval. Discounts from existing service plans, both basic and non-basic, are allowed without ANATEL approval.

ANATEL has called for public hearings on possible new regulations regarding the method of determining interconnection fees by cellular providers. Currently, operators determine interconnection fees by agreement, subject to ANATEL intervention only in case of disputes. The proposed new regulations would provide for a fully allocated cost-based method of determining interconnection fees charged by operators belonging to an economic group with significant market power, and would include a transition period for such operators. It is not yet clear how the determination of whether an operator belongs to an economic group with significant market share would be made for purposes of these proposed regulations. Given the size of our operations in Brazil, we may be deemed to belong to an economic group with significant market power.

Another change in the interconnections regime is expected for 2005-2006, relating to the introduction of bill and keep for the settlement of interconnection fees between mobile operators with respect to local calls. ANATEL has postponed the effective date of the new proposed regime, which was originally scheduled for July 2005, as a result of objections by industry participants. ANATEL has not announced a new date for effectiveness of the proposed regime or whether it intends to proceed with the implementation of the proposed regime.

Central America

Guatemala (Telgua)

Telecomunicaciones de Guatemala, S.A. (Telgua) is a fixed-line telecommunications operator in Guatemala that was privatized in November 1998. Subsidiaries of Telgua also provide wireless, Internet, cable television, paging, data transmission and other services in Guatemala. We own approximately 99.1% of the stock of Telgua.

At December 31, 2005, Telgua had approximately 953,000 fixed-line subscribers compared to approximately 933,000 at December 31, 2004, a market share of approximately 94%.

Telgua's wireless business is operated by its wholly-owned subsidiary Servicios de Comunicaciones Personales Inalámbricas, S.A. (Sercom). Sercom's cellular network uses CDMA digital technology and, as of October 2003, overlaid GSM technology. Telgua's network covers approximately 68% of its population. At December 31, 2005, Sercom had approximately 1.9 million wireless subscribers, representing a market share of approximately 48%.

Telgua offers a variety of services through its fixed-line and wireless networks, including Internet access, data transmission, cable television, two-way communication systems used mainly for group communication, and dispatch applications, or "trunking," and also sells handsets and related products. Telgua markets and distributes its services and products directly to customers and also employs a network of independent distributors for services and products other than basic fixed-line telephony, such as prepaid calling cards and handsets.

Telgua continues to be the principal provider of fixed-line and mobile services in Guatemala. Telgua's principal competitors in the wireless sector are Millicom (Comcel) and Telefónica Móviles.

At December 31, 2005, Telgua had 2,773 employees.

Telgua's business is subject to comprehensive regulation and oversight by the Guatemalan Telecommunications Agency (*Superintendencia de Telecomunicaciones de Guatemala*) under the General Telecommunications Law (*Ley General de Telecomunicaciones*). Telgua holds a license from the Guatemalan government to operate its nationwide fixed-line network and numerous licenses to operate its cellular network on different frequencies and in different regions.

Nicaragua (Sercom and ENITEL)

We own a 99.1% interest in Servicios de Comunicaciones de Nicaragua, S.A. (Sercom Nicaragua), which launched wireless services in Nicaragua in December 2002. Sercom's cellular network uses GSM technology to provide service to its customer base. At December 31, 2005, Sercom Nicaragua had approximately 301,000 wireless subscribers, representing approximately 28% of the wireless market in Nicaragua.

In December 2003, the Nicaraguan Government accepted our bid to acquire a 49% interest in Empresa Nicaragüense de Telecomunicaciones, S.A. (ENITEL) for a price of U.S.$49.6 million. We consummated this acquisition in January 2004. ENITEL provides fixed, mobile and other telecommunications services in Nicaragua. In August 2004, we acquired an additional 50.03% interest in ENITEL from Megatel LLC and certain other investors for a price of U.S.$128 million.

At December 31, 2005, ENITEL had approximately 446,000 wireless subscribers, which we estimate represents approximately 41% of the wireless market in Nicaragua, and approximately 235,000 fixed-line subscribers, which represents 100% of the fixed-line market in Nicaragua.

ENITEL's wireless network uses GSM digital technology and covers approximately 51% of the Nicaraguan population. ENITEL is also a major provider of fixed-line services in Nicaragua. ENITEL offers a variety of services through its fixed-line and wireless networks, including Internet access and data transmission, and also sells handsets and related products. ENITEL markets and distributes its services and products directly to customers and also employs a network of independent distributors for services and products other than basic telephony, such as prepaid calling cards and handsets.

At December 31, 2005, ENITEL and Sercom Nicaragua had 1,904 employees.

The principal competitor of Sercom Nicaragua and ENITEL in the Nicaraguan wireless sector is Telefónica Móviles (Movistar), which has a market share of approximately 33%.

In March 2006, we sold our interest in Sercom Nicaragua to ENITEL. ENITEL plans to consolidate its wireless services with those of Sercom Nicaragua.

Sercom Nicaragua's and ENITEL's business is subject to comprehensive regulation and oversight by the Nicaraguan Telecommunications Agency *(Instituto Nicaragüense de Telecommunicaciones y Correos)* under the General Telecommunications and Postal Services Law *(Ley General de Telecomunicaciones y Servicos Postales)*.

El Salvador (CTE)

Compañía de Telecomunicaciones de El Salvador (CTE) and its subsidiaries provide fixed, mobile and other telecommunications services in El Salvador. We acquired a 51% interest in CTE from France Telecom and certain other investors in October 2003 for an aggregate purchase price of U.S.$417 million. In December 2004, we acquired an additional 41.54% interest in CTE from the government of El Salvador for approximately U.S.$294.9 million. As a result of the two transactions and a number of public market transactions in El Salvador, we had a 95.8% interest in CTE at December 31, 2005. We began including the results of CTE in our audited consolidated financial statements in November 2003.

At December 31, 2005, CTE had approximately 808,000 fixed-line subscribers and a market share of approximately 87%.

CTE's wireless business is operated by its wholly-owned subsidiary CTE Telecom Personal S.A. de C.V. Personal's cellular network uses GSM digital technology and covers approximately 87% of the Salvadorean population. At December 31, 2005, Personal had approximately 859,000 wireless subscribers, which we estimate represents a market share of approximately 33%. Personal offers both prepaid and postpaid plans.

CTE offers a variety of services through its fixed-line and wireless networks, including Internet access, data transmission and satellite television, and also sells handsets and related products. CTE also operates a telephone directory business in El Salvador and offers fixed-line services in Guatemala. CTE markets and distributes its services and products directly to customers and also employs a network of independent distributors for services and products other than basic telephony, such as prepaid calling cards and handsets. At December 31, 2005, CTE and its subsidiaries had approximately 2,515 employees.

CTE is the principal provider of fixed-line services in El Salvador. CTE's principal competitor in the wireless sector is Telemovil, an affiliate of Millicom International, with a market share of approximately 33%. CTE also competes with Telefónica de El Salvador, an affiliate of Telefónica Móviles of Spain, Digicel, which is owned by a consortium of international investors and Intelfon.

CTE's business is subject to comprehensive regulation and oversight by the Salvadorean Energy and Telecommunications Agency (*Superintendencia General de Electricidad y Telecomunicaciones*). CTE holds a concession from the Salvadorean government to operate its nationwide fixed-line network and Personal holds a nationwide PCS 1900 concession to operate its cellular network.

Honduras (Sercom Honduras)

In the same transaction in which we agreed to purchase the additional 50.03% of ENITEL, we also agreed to acquire all of the shares of Megatel de Honduras, S.A. de C.V., now called Servicios de Comunicaciones de Honduras, S.A. de C.V. (Sercom Honduras), which provides wireless and other telecommunications services in Honduras. The acquisition of Megatel de Honduras, S.A. de C.V. closed in June 2004.

At December 31, 2005, Sercom Honduras had approximately 427,000 wireless subscribers, representing approximately 36% of the wireless market in Honduras. The Company uses GSM technology to provide service to its customer base. At December 31, 2005, Sercom Honduras had approximately 345 employees.

The principal competitor of Sercom Honduras in the Honduran wireless sector is Celtel, an affiliate of Millicon International, which has a market share of approximately 64%.

Sercom Honduras' business is subject to comprehensive regulation and oversight by the Honduran Telecommunications Agency (*Comisión Nacional de Telecomunicaciones* (CONATEL)) under the Telecommunications Law (*Ley Marco del Sector de Telecomunicaciones*).

Chile (Smartcom)

In August 2005, we began providing wireless services in Chile through Smartcom, S.A.

Smartcom, S.A. provides nationwide wireless service in Chile under the "Smartcom" brand name. We own a 100% interest in Smartcom, which we acquired in August 2005 from Endesa Participadas, S.A. for U.S.$505.00 million (Ps. 5,454 million). We began including the results of Smartcom in our audited consolidated financial statements in September 2005. Smartcom had approximately 1.7 million wireless subscribers as of June 30, 2005 and approximately 1.9 million wireless subscribers as of December 31, 2005.

At December 31, 2005, Smartcom had approximately a 17% share of the Chilean wireless market and was the third largest wireless operator in Chile measured by the number of subscribers.

Smartcom was granted one of three nationwide PCS licenses in 1997. In 1998, it began providing services in Chile under the Chilesat PCS brand, which was changed in 1999 to "Smartcom." Smartcom offers basic cellular service through a variety of rate plans and also offers prepaid services. Prepaid customers represented 86% of Smartcom's total subscribers as of December 31, 2005. In addition, Smartcom offers long distance and value added services.

Smartcom's cellular network uses CDMA technology and covers approximately 93% of Chile's population. Smartcom is currently deploying a nationwide GSM network in Chile. At December 31, 2005, Smartcom had 677 employees.

Smartcom's principal competitors are Entel PCS and Movistar.

Smartcom holds a concession covering the entire Chilean territory. The concession was awarded in June 1997 and covers a 30-year period. The concession contains coverage, reporting and service requirements. The Chilean Transportation and Communications Ministry (*Ministerio de Transporte y Telecomunicaciones*) is in charge of supervising the telecommunications industry in Chile. It is authorized to foreclose and sell the shares of a concessionaire in case of specified breaches of the terms of the concession.

Colombia (Comcel)

Comunicación Celular S.A. (Comcel) provides wireless telecommunications services in the eastern, western and Caribbean regions of Colombia. We have operated in the eastern and western regions of Colombia since 2002 and in the Caribbean region since February 2003. As of December 31, 2005, we had a 99.2% interest in Comcel.

Comcel's network uses GSM and TDMA technology and covers approximately 83% of Colombia's cities and municipalities. In late 2003, Comcel completed the overlay of a GSM network and can now offer GSM services nationwide. At December 31, 2005, Comcel had approximately 13.8 million subscribers, compared to 5.8 million subscribers at December 31, 2004, and believed it had a 63% share of the wireless market.

Comcel offers basic cellular service through a variety of rate plans and also offers prepaid service. Prepaid customers represented 85% of Comcel's total subscribers as of December 31, 2005. Purchasers of Comcel's "Amigo" kit for prepaid service receive a cellular phone together with airtime included, enabling the customer to activate wireless service without contracts, monthly fees or credit checks. Comcel markets its services through independent local distributors and a direct sales force. In addition, Comcel and its distributors have arrangements with various supermarkets for the distribution of all of Comcel's basic services and products as well as the provision of technical service and assistance. The Amigo prepaid card is available in more than 100,000 locations nationwide. Comcel's strategy is to continue to expand its customer base through the build-out of its network.

At December 31, 2005, Comcel had 2,317 employees.

In each of the three regions of Colombia, we compete with Telefónica Móviles (which bought the BellSouth properties in Colombia in 2004) and Colombia Móvil, a consortium of two Colombian public-sector, fixed-line operators. Colombia Móvil started nationwide commercial operations in November 2003. Comcel also competes with traditional fixed-line telephone service operators. In addition, Comcel faces competition from alternative wireless services, including mobile radio and paging services, rural wireless operators and trunking services. These competing wireless services are widely used in Colombia as a substitute for fixed-line services.

The Ministry of Communications of Colombia and the Telecommunications Regulation Commission are responsible for regulating and overseeing the telecommunications sector, including cellular operations. The Ministry of Communications, which granted the cellular concessions in 1994, supervises and audits the performances of the concessionaires' legal and contractual obligations. The activities of Comcel are also supervised by the Colombian Superintendency of Industry and Commerce, which enforces antitrust regulations, promotes free competition in the marketplace and protects consumer rights.

Comcel holds ten-year concessions, acquired in 1994, to provide wireless telecommunications services in the eastern, western and Caribbean regions of Colombia. Under the terms of the concessions, each of Comcel is required to make quarterly royalty payments to the Ministry of Communications based on its revenues. Under the terms of an agreement entered into in March 2004, the Ministry of Communications has agreed to renew Comcel's concessions through 2014.

Ecuador (Conecel)

Consorcio Ecuatoriano de Telecomunicaciones, S.A. CONECEL (Conecel) is a wireless telecommunications operator in Ecuador. We acquired a 60% interest in Conecel in March 2000 and gave the other investors certain rights to sell us their shares. In April 2002, the other investors exercised their first put rights, and we paid approximately U.S.$70.3 million to increase our interest to 80.6%. In July 2003, we acquired the remaining interests in Conecel for an identical amount, increasing our interest in Conecel to 100%.

At December 31, 2005, Conecel had approximately 4.1 million subscribers, compared to approximately 2.3 million at December 31, 2004, representing a 65% share of the Ecuadorian wireless market. Prepaid customers represented 91% of Conecel's total subscribers as of December 31, 2005.

Conecel owns and operates a cellular network that uses TDMA digital technology, and in May 2003, it launched a new GSM network. The two networks cover the same areas, which account for approximately 89% of Ecuador's population. Conecel is focusing its commercial and marketing efforts towards encouraging use of GSM technology by new subscribers and existing subscribers renewing their contracts and expects GSM to become its principal wireless technology within the next five to ten years.

At December 31, 2005, Conecel had 1,171 employees.

Conecel's principal competitor is Telefónica Móviles, which following the purchase of the Bell South properties in Ecuador in 2004 offers wireless local, national and international long-distance and public telephone services in Ecuador.

Conecel is subject to regulation from:

- the National Telecommunications Counsel (*Consejo Nacional de Telecomunicaciones*, or Conatel), which is responsible for policy-making in the telecommunications area;
- the National Telecommunications Secretariat (*Secretaría Nacional de Telecomunicaciones*), which is responsible for executing Conatel's resolutions; and
- the Telecommunications Agency (*Superintendencia de Telecomunicaciones*), which monitors the use of authorized frequencies and compliance with concession provisions.

Conecel holds nationwide concessions, which have been fully paid, to operate its wireless network on the 800 megahertz (Band A) radio spectrum. These include a concession for cellular telephone service that expires in 2008, and concessions for data transmission and Internet services that expire in 2017.

Paraguay (AMX Paraguay)

In July 2005, we began providing wireless services in Paraguay through AMX Paraguay.

AMX Paraguay provides nationwide wireless service in Paraguay under the "CTI Móvil" brand. We own 100 % interest in AMX Paraguay, which we acquired in July 2005 from Hutchison Telecom for U.S.$25 million (Ps. 273 million). We began including the results of AMX Paraguay in our audited consolidated financial statements in August 2005. AMX Paraguay had approximately 119,000 wireless subscribers as of June 30, 2005 and approximately 172,000 wireless subscribers as of December 31, 2005.

At December 31, 2005, AMX Paraguay had approximately 10% share of the Paraguayan wireless market and was the fourth largest wireless operator in Paraguay measured by the number of subscribers.

AMX Paraguay began providing nationwide services in Paraguay in 2000. AMX Paraguay offers basic cellular service through a variety of rate plans and also offers prepaid services. Prepraid customers represented 73% of AMX Paraguay's total subscribers as of December 31, 2005. In addition, AMX Paraguay offers value added services.

AMX Paraguay's cellular network uses GSM technology and covers approximately 74% of Paraguay's population. AMX Paraguay is expanding its nationwide GSM network in Paraguay. At December 31, 2005, AMX Paraguay had 164 employees.

AMX Paraguay's principal competitors are: Telcel (Milicom International), Nucleo, a subsidiary of Personal, the wireless operator of Telecom Argentina, and Hola Paraguay.

AMX Paraguay holds a PCS 1900 spectrum license and a data transmission license covering Paraguays' three most populated cities, Asunción, Encarnación and Ciudad del Este. The licenses were granted in December 2003 and October 2004, respectively, and each covers a 5-year period. The licenses are renewable, subject to regulatory approval, and contain coverage, reporting and service requirements. The National Telecommunications Commission of Paraguay (*Comisión Nacional de Telecomunicaciones de Paraguay*) is in charge of supervising the telecommunications industry in Paraguay. It is authorized to cancel licenses in case of specified breaches of the terms of a license.

Peru (América Móvil Perú)

In August 2005, we began providing wireless services in Peru through América Móvil Perú, S.A.C.

América Móvil Perú provides nationwide wireless service in Peru under the "Claro" brand. We own 100 % interest in América Móvil Perú, which we acquired in August 2005 from TIM International N.V., a member of the Telecom Italia group, for € 330 million (Ps. 4,431 million) (based on an enterprise value of € 407 million). We began including the results of América Móvil Perú in our audited consolidated financial statements in September 2005. América Móvil Perú had approximately 1.4 million wireless subscribers as of June 30, 2005 and approximately 2.0 million wireless subscribers as of December 31, 2005.

At December 31, 2005, América Móvil Perú had approximately 35% share of the Peruvian wireless market and was the second largest wireless operator in Peru measured by the number of subscribers.

América Móvil Perú began providing services in certain regions of Peru in 2001. América Móvil Perú offers basic cellular service through a variety of rate plans and also offers prepaid services. Prepraid customers represented 88% of América Móvil Perú's total subscribers as of December 31, 2005. In addition, América Móvil Perú offers long distance and value added services.

América Móvil Perú's cellular network uses GSM technology and covers approximately 64% of Peru's population. América Móvil Perú is in the process of expanding its GSM network. At December 31, 2005, América Móvil Perú had 1,611 employees.

América Móvil Perú's principal competitor is Movistar Perú, a subsidiary of Telefónica Móviles.

América Móvil Perú holds concessions to provide PCS, long-distance and value added services covering 24 departments and 72 cities in Perú. The concessions were awarded by the Ministry of Transportation and Communications (*Ministerio de Transportación y Communicaciones*) in May 2000, March 2001 and December 2002, respectively, and each covers a 20-year period . The concessions contain coverage, reporting and service requirements. The Supervising Entity of Private Investment in Telecommunications of Peru (*Organismo Supervisor de Inversión Privada en Telecomunicaciones del Perú*) is in charge of supervising the telecommunications industry in Peru. The Ministry of Transportation and Communications is authorized to cancel the concessions in case of specified breaches of the terms of a concession.

Amov Peru S.A., our wholly-owned subsidiary, holds a Band C 30 megahertz license covering the entire Peruvian territory. We expect to transfer this license to América Móvil Peru during 2006. We have received governmental approval for the transfer.

United States (TracFone)

TracFone Wireless, Inc. is engaged in the sale and distribution of prepaid wireless service and wireless phones throughout the United States, Puerto Rico and the U.S. Virgin Islands. We own 98.2% of the capital stock of TracFone. We first acquired a controlling interest in TracFone in February 1999.

TracFone currently offers its prepaid wireless service and wireless handsets throughout the United States using an extensive distribution network. At December 31, 2005, TracFone had approximately 6.1 million subscribers, all of which are prepaid subscribers, and is one of the three largest operators in the U.S. prepaid cellular market. TracFone's subscriber base increased by approximately 39.6% in 2005.

TracFone does not own any wireless telecommunications facilities or hold any wireless licenses. Instead, it purchases airtime through agreements with approximately 40 wireless service providers and resells airtime to customers. Through these agreements, TracFone has a nationwide network covering virtually all areas in which wireless services are available. Customer usage is monitored using patented, proprietary software installed in each phone TracFone sells, and TracFone provides customer service and manages customers as though it were a network-based carrier. TracFone has entered into agreements with Nokia and Motorola to enable them to include TracFone's software in various handsets they produce. TracFone's business model does not require any significant recurring capital expenditures. TracFone sells handsets through a variety of U.S. retail stores and sells its prepaid airtime through a large number of independent retailers throughout the United States.

As of December 31, 2005, TracFone had 515 employees.

TracFone competes with the major U.S. wireless operators and other mobile virtual network operators. TracFone expects that many of these entities will increase their focus on prepaid wireless services in the future. TracFone is subject to the jurisdiction of the U.S. Federal Communications Commission, or "FCC," and to U.S. telecommunications laws and regulations. TracFone is not required to procure wireless licenses to carry out its business.

AM Wireless Uruguay

In June 2004, we acquired a 20-year license to operate three broad-band PCS frequencies in Uruguay at a cost U.S.$13.6 million. We began providing wireless services in Uruguay in December 2004, through AM Wireless Uruguay, a subsidiary of CTI. AM Wireless Uruguay uses GSM technology to provide service to its customer base. As of December 31, 2005, AM Wireless Uruguay had approximately 168,000 wireless subscribers. AM Wireless Uruguay had 85 employees at December 31, 2005.

OTHER INVESTMENTS

Our principal investments in affiliates other than our subsidiaries are described below. Financial information provided for these affiliates has been prepared in accordance with local accounting principles and restated in constant pesos as of December 31, 2005. We can give no assurance as to the extent, timing or cost of future international investments, and such investments may involve risks to which we have not previously been exposed.

U.S. Commercial Corp.—CompUSA

We acquired a 49% interest in CompUSA, Inc. in March 2000. In December 2003, as a result of a series of transactions, we exchanged our 49% interest in CompUSA for a 29.7% interest in US Commercial Corp., S.A. de C.V. and Ps. 189 million. U.S. Commercial Corp. is a Mexican company with shares listed on the Mexican stock exchange. Its principal asset is 100% of the shares of CompUSA. We recorded a loss of Ps. 293 million on the transaction. In 2004, we reclassified our investment in U.S. Commercial Corp. as available for sale. The controlling shareholder of US Commercial Corp. is an affiliate of América Telecom, our controlling shareholder. See "Related Party Transactions" under Item 7.

CompUSA is a provider of technology solutions and a retailer of personal computing equipment, based in Dallas, Texas, and operates a number of CompUSA Computer Superstores throughout the United States. CompUSA competes with a variety of resellers of personal computers and related products and services, including large format computer retailers, Internet-based retailers, manufacturers and distributors that sell directly to the public, and other personal computer retailers. In addition, CompUSA has numerous competitors in its training and technical service businesses.

Telvista

We own an indirect 45.0% interest in Telvista, which we acquired in June 2001 from Technology and Internet Holding Co., a company in which we, Telmex and Grupo Carso have a joint interest. Telvista is a Delaware corporation that operates call centers in the United States.

CAPITAL EXPENDITURES

The following table sets forth our consolidated capital expenditures (in nominal amounts) for each year in the three-year period ended December 31, 2005. The table below includes capital expenditures in property, plant and equipment. We have also dedicated resources to acquire new companies and licenses and increase our interest in some of our subsidiaries, which in 2005, 2004 and 2003 amounted to Ps. 10,769 million, Ps. 7,802 million and Ps. 19,736 million, respectively. See "Liquidity and Capital Resources—Capital Requirements" under Item 5.

	Year ended December 31,		
	2003	2004	2005
	(millions of nominal pesos)		
Transmission and switching equipment	Ps.11,685	Ps.20,175	Ps.34,807
Other	1,968	2,242	3,867
Total capital expenditures	Ps.13,653	Ps. 22,417	Ps.38,674

Our capital expenditures during 2005 related primarily to the expansion and upgrading of our GSM networks in terms of geographic coverage and capacity. We have budgeted capital expenditures of approximately U.S.$3.04 billion for the year ending December 31, 2006, but this budgeted amount could change as we re-evaluate our expenditure needs during the year or as a result of any acquisitions. This amount excludes payments in connection with the acquisitions of Verizon Dominicana, TELPRI and CANTV. We expect that our capital expenditures during 2006 will primarily relate to expanding the capacity of our GSM networks, since we have substantially completed our current GSM network coverage expansion plans throughout our principal markets in Latin America. In addition, we are deploying or expanding GSM networks in Paraguay, Peru and Chile. We expect to spend approximately 65% of our 2006 budgeted capital expenditures in South America (principally in Brazil and Colombia), 25% in North America (principally in Mexico) and 10% in Central America.

We expect to finance our capital expenditures for 2006 with funds generated from operations and, depending on market conditions and our other capital requirements, new debt financings.

Item 5. Operating and Financial Review and Prospects

The following discussion should be read in conjunction with our audited consolidated financial statements and the notes thereto included in this annual report. Our financial statements have been prepared in accordance with Mexican GAAP, which differs in certain respects from U.S. GAAP. Note 20 to the audited consolidated financial statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP, as they relate to us, a reconciliation to U.S. GAAP of income and total stockholders' equity, a description of how operating income under U.S. GAAP was determined and a condensed statement of cash flows under U.S. GAAP.

Pursuant to Mexican GAAP, in our financial statements:

- nonmonetary assets (including plant, property and equipment of Mexican origin) and stockholders' equity are restated for inflation based on the Mexican National Consumer Price Index; plant, property and equipment of non-Mexican origin are restated based on the rate of inflation in the country of origin and converted into Mexican pesos using the prevailing exchange rate at the balance sheet date;
- gains and losses in purchasing power from holding monetary liabilities or assets are recognized in income; and
- all amounts are restated in constant pesos as of December 31, 2005.

The following discussion analyzes certain operating data, such as average revenues per subscriber (also referred to as "ARPUs"), average minutes of use per subscriber (also referred to as average "MOUs" per subscriber) and churn rate, that is not included in our financial statements. We calculate ARPUs for a given period by dividing service revenues for such period by the average number of subscribers for such period. The figure includes both prepaid and postpaid customers. We calculate churn rate as the total number of customer deactivations for a period divided by total subscribers at the beginning of such period.

We provide this operating data because it is regularly reviewed by management and because management believes it is useful in evaluating our performance from period to period. We believe that presenting information about ARPUs and MOUs is useful in assessing the usage and acceptance of our products and services, and that presenting churn rate is useful in assessing our ability to retain subscribers. This additional operating information may not be uniformly defined by our competitors. Accordingly, this additional operating information may not be comparable with similarly titled measures and disclosures by other companies.

We count our wireless subscribers by the number of lines activated. We continue to count post-paid subscribers for the length of their contracts. We continue to count prepaid subscribers for so long as they continue to use our service, and then for a prescribed period of time thereafter, which differs according to the particular market. When a subscriber voluntarily disconnects his service, or there is a payment default, the subscriber is cancelled or "churned," and we no longer count the subscriber. We calculate our subscriber market share by dividing our own subscriber figures into the total market subscriber figures periodically reported by the regulatory authorities in the markets in which we operate. We understand that these regulatory authorities compile total market subscriber figures based on subscriber figures provided to them by market participants, and we do not independently verify these figures.

Overview

Trends in Operating Results

We have experienced significant growth in our operating revenues (30.8% in 2005 and 49.1% in 2004) and operating income (38.8% in 2005 and 24.4% in 2004) in recent years. Besides acquisitions, the principal factors affecting our operating revenues and operating income relate to growth in subscribers and traffic. Traffic can grow as a result of increased usage by existing customers or as a result of subscriber growth or both. We have generally experienced both increased usage and subscriber growth in recent periods. Due to competitive pressures, we have not increased prices in recent periods.

At December 31, 2005, we had approximately 93.3 million wireless subscribers, as compared to 61.1 million at December 31, 2004, a 52.7% increase. During 2004, we experienced a 17.2 million or 39.8% increase in wireless subscribers. Subscriber growth during 2005 was substantially attributable to organic growth by our existing subsidiaries rather than acquisitions of new companies.

We believe that the markets we serve provide opportunities for continued growth, and as subscribers and traffic increase, we generally expect to report higher revenue and operating income (before depreciation and amortization) as a result of economies of scale. These effects can be partly or wholly offset, however, by the effects of competition on prices and on subscriber acquisition costs. Our operating margins, particularly in certain geographic segments, have tended to decline during periods of accelerated subscriber growth because of the costs of acquiring new subscribers, which include subsidies for equipment purchases and activation commissions. Each of our markets has different competitive and economic conditions. The market and competitive conditions are independent in the different markets in which we operate, and they are sometimes subject to rapid change.

Effects of Recent Acquisitions

During the last three years, we acquired a total of ten companies throughout Latin America. The consolidation of these companies affects the comparability of our recent results. We recorded all of these acquisitions using the purchase method, and the results of each acquired company were consolidated in our financial statements as from the month following the consummation of its acquisition. Our audited consolidated financial statements reflect the consolidation of these companies as follows:

- Celcaribe (as from February 2003);
- BSE (as from May 2003);
- CTE (as from November 2003);
- CTI (as from November 2003);
- BCP (as from December 2003);
- Sercom Honduras (as from July 2004);
- ENITEL (as from August 2004);
- AMX Paraguay (as of August 2005);
- Smartcom, S.A. (as of September 2005); and
- América Móvil Perú, S.A.C. (as of September 2005).

The following table sets forth the full-year revenues of the companies acquired during the last three years in millions of constant pesos as of December 31, 2005, as well as the percentage of those revenues that are included in our consolidated revenues. The table does not include results of these companies for years prior to the year during which we consummated the respective acquisitions. Revenues for periods prior to the date on which we acquired these companies are not reflected in our audited consolidated financial statements.

	Annual Revenues (peso amounts in millions of constant Mexican pesos as of December 31, 2005)					
	2003	% consolidated	2004	% consolidated	2005	% consolidated
Celcaribe(1)	Ps. 596	92.5%	Ps. 938	100.0%	N/A	100%
BSE(2)	2,443	70.0	2,793	100.0	Ps. 3,662	100
CTE	4,610	19.0	4,877	100.0	4,942	100
CTI	2,935	19.8	5,759	100.0	11,219	100
BCP	5,397	9.0	5,111	100.0	7,118	100
Sercom Honduras	—	—	490	65.0	854	100
ENITEL	—	—	1,742	43.8	1,984	100
AMX Paraguay	—	—	—	—	229	46.9
Smartcom	—	—	—	—	3,251	36.37
América Móvil Perú	—	—	—	—	3,089	39.6

(1) Effective December 31, 2004, Celcaribe was merged into Comcel.
(2) Effective December 31, 2005, BSE was merged into BCP.

The comparability of our results during the periods discussed below is particularly affected by our 2003 acquisitions. As a result of the acquisitions, we obtained 4.2 million new wireless subscribers during 2003, representing approximately 35% of our subscriber growth during 2003. The most significant of the 2003 acquisitions were consummated during the last quarter of 2003. As a result, our 2003 financial statements only include the results of these acquired companies for a limited number of months, whereas our 2004 financial statements include them for the full year. Acquisitions accounted for approximately 10% of our wireless subscriber growth during 2005.

As discussed under Item 4 of this annual report, on April 2, 2006, by means of three separate agreements, we agreed to acquire the equity interests of Verizon Communications Inc. in certain companies through which it beneficially owns shares in Verizon Dominicana, Telecomunicaciones de Puerto Rico, or TELPRI, and, through an equally owned joint venture with our affiliate Telmex, Compañía Anónima Nacional de Teléfonos de Venezuela, or CANTV. Each of the three acquisitions is subject to regulatory approvals and other closing conditions. None of the acquisitions is conditioned on the closing of the others, and we expect to close an acquisition as soon as practicable after the conditions applicable to the closing of that particular acquisition are satisfied or waived. Each of the acquisition agreements is subject to termination if the applicable closing conditions are not satisfied or waived by a specified date. The consummation of these transactions would affect the comparability of our future results.

We agreed to acquire control of 100% of the issued and outstanding capital stock of Verizon Dominicana for a purchase price of U.S.$2,062 million. This price assumes that Verizon Dominicana will have no net indebtedness at closing and is subject to adjustments for changes in net indebtedness and working capital through closing. Verizon Dominicana is the largest telecommunications provider in the Dominican Republic. According to information provided to us, Verizon Dominicana had over 752 thousand wireline subscribers and 1.8 million wireless subscribers as of December 31, 2005 and recorded revenues of U.S.$916 million, operating income of U.S.$358 million and net income of U.S.$276 million for 2005 (in each case under U.S. GAAP).

We agreed to acquire control of 52.01% of the issued and outstanding shares of common stock of TELPRI for a purchase price of U.S.$939 million. This price assumes that TELPRI's net indebtedness will not exceed U.S.$523 million at closing and is subject to adjustment for changes in net indebtedness and working capital through closing. We agreed with Verizon to offer to purchase the shares of TELPRI held by its other shareholders, at the same per share price, and subject to the terms and conditions as set forth in our agreement with Verizon (including purchase price adjustments). The Puerto Rico Telephone Authority, an entity of the Commonwealth of Puerto Rico, holds 28% of the share capital of TELPRI, Popular, Inc. holds 13% and an employee stock ownership plan holds the remaining 7%. Popular, Inc. has agreed to sell to us its 13% holding, but to date we have not yet received notice from the other holders of TELPRI on whether they will sell their shares to us. The purchase of the entire 47.99% held by these entities would require us to pay an additional U.S.$866.4 million (of which U.S.$234 million would be paid to Popular, Inc.). TELPRI is Puerto Rico's largest telecommunications service provider and second largest wireless service provider. According to information publicly reported by TELPRI, TELPRI had 1.1 million access lines and 485,000 wireless customers as of December 31, 2005 and recorded revenues of U.S.$1,253 million, operating income of U.S.$177 million and net income of U.S.$79 million for 2005 (in each case under U.S. GAAP).

Our joint venture with Telmex agreed to acquire control of Verizon's equity interest in CANTV for a purchase price of U.S.$676.6 million. The purchase price represents U.S.$3.01 per ordinary share of CANTV OR U.S.$21.10 PER American Depositary of CANTV. Each American Depositary Shares represents 7 ordinary shares of CANTV. Verizon beneficially owns approximately 28.51% of the outstanding capital stock of CANTV. The joint venture will acquire Verizon's equity interest in CANTV by means of the purchase of a subsidiary of Verizon that holds all of the ordinary shares and ADSs of CANTV beneficially owned by Verizon. As required by Venezuelan law, following the closing of the purchase of Verizon's equity interest in CANTV, and, subject to regulatory approval, the joint venture will offer to purchase (i) the remaining outstanding shares of CANTV at the Bolivar equivalent, based on the official exchange rate established by the Venezuelan authorities, of the price per share paid to Verizon and (ii) the remaining outstanding American Depositary Shares at the same price per ADS paid to Verizon. CANTV is the leading provider of telecommunications services in Venezuela. According to information publicly reported by CANTV, it had approximately 3.1 million switched access lines and over 5.1 million wireless subscribers as of December 31, 2005 and recorded revenues of Venezuelan Bs. 1,525.6 billion, operating income of Venezuelan Bs. 135.8 billion and net income of Venezuelan Bs. 137.7 billion for 2005 (in each case in accordance with IFRS).

We expect to finance these acquisitions with a combination of cash from operations and new debt financings.

Geographic Segments

We have operations in fourteen countries, which are grouped for financial reporting purposes in nine geographic segments. Segment information is presented in Note 19 to our audited consolidated financial statements included in this annual report. Mexico has traditionally been our principal geographic market, accounting for 49.2% of our total operating revenues in 2005 and 38.5% of our total wireless subscribers at December 31, 2005. The percentage of our total operating revenues represented by Mexico has decreased in recent periods (61.0% in 2003 and 52.6% in 2004) principally as a result of acquisitions outside Mexico. We expect Mexico to remain our principal geographic market in the near future but expect that our non-Mexican operations will continue to grow in importance. During 2005 and 2004, we experienced faster subscriber growth from our non-Mexican operations than from our Mexican operations. We believe this reflects to a large extent the economic recovery in South America during recent years.

Brazil is our second most important market in terms of revenues and subscribers, accounting for 16.8% of our total operating revenues in 2005 and 20.0% of our total wireless subscribers at December 31, 2005. We have made significant investments in Brazil in recent periods, through acquisitions and expansions of our networks, and the importance of our Brazilian operations has increased significantly with respect to our overall results.

Our Colombian operations have experienced accelerated subscriber growth in recent years, and as a result Colombia has become our third largest market in terms of revenues and subscribers. During 2005, Comcel registered the largest wireless subscriber growth, both in relative and absolute terms, among our geographic operations.

The table below sets forth the percentage of our revenues and total wireless subscribers represented by each of our operating segments for the periods indicated.

	2003		2004		2005	
	% Revenues	% Subscribers(1)	% Revenues	% Subscribers(1)	% Revenues	% Subscribers(1)
Argentina	1.0%	3.2%	4.1%	5.9%	6.2%	7.1%
Brazil	13.3	21.7	17.1	22.3	16.8	20.0
Guatemala(2)	6.6	2.0	5.3	2.1	4.0	2.4
Colombia	6.7	8.4	6.9	9.5	8.5	14.8
Ecuador	3.2	3.5	3.2	3.8	3.8	4.4
El Salvador	0.9	0.5	3.5	0.8	2.7	0.9
Mexico	61.0	53.4	52.6	47.2	49.2	38.5
United States	7.3	6.7	6.6	7.2	6.0	6.6
Other(3)	—	0.6	0.7	1.2	2.8	5.3

(1) As of December 31.

(2) Includes Sercom Nicaragua.

(3) Includes Chile, Honduras, Nicaragua (ENITEL), Paraguay, Peru and Uruguay.

Our subsidiaries report significantly different operating margins, with Mexico and Central America showing margins higher than our consolidated operating margin in 2005 and the remainder showing lower margins or, in the case of Brazil, operating losses.

The factors that drive financial performance can differ for our operations in different countries, depending on the business model, competitive situation, regulatory environment, economic factors, capital expenditures requirements, debt profile and many other factors. Accordingly, our results of operations in each period reflect a combination of different effects in the different countries.

Effects of Economic Conditions and Exchange Rates

Our results of operations are affected by economic conditions in Mexico, Brazil and in the other countries in which we operate. In periods of slow economic growth, demand for telecommunications services tends to be adversely affected.

Our results of operations are also affected by changes in currency exchange rates. Changes in the value of the various operating currencies of our subsidiaries against the U.S. dollar may result in exchange losses or gains on our net U.S. dollar-denominated indebtedness and accounts payable. We recorded a foreign exchange gain of Ps. 2,940 million in 2005, principally as a result of the appreciation of the Brazilian real and the Mexican peso relative to the U.S. dollar during the first six months of 2005. We also reported a foreign exchange gain in 2004 (Ps. 2,526 million) and in 2003 (Ps. 1,473 million). Foreign exchange results have had and may continue to have an important effect on our net income.

In addition, currency fluctuations between the Mexican peso and the currencies of our non-Mexican subsidiaries affect our results of operations as reported in Mexican pesos. Our non-Mexican subsidiaries and affiliates accounted for approximately 50.8% of our 2005 operating revenues and 78% of our year-end 2005 assets, as compared to 47.4% and 65%, respectively, in 2004.

We record monetary gains or losses reflecting the effects of inflation on our net monetary assets or liabilities. During the past three years, our monetary liabilities have exceeded our monetary assets, and as a result, we have reported net gains from monetary position. Our levels of net monetary liabilities and inflation have been relatively stable during the last three years, and accordingly, our gains from monetary position have not fluctuated significantly from year to year. This may change, however, if inflation or our level of net monetary liabilities fluctuates significantly in the future.

Composition of Operating Revenues

Most of our operating revenues (81.2% in 2005) come from the sale of airtime and other services. Of our service revenues, the largest portion is from usage charges, which include airtime charges for outgoing calls and interconnection charges billed to other service providers for calls completed on our network. The primary driver of usage charges is traffic, which, in turn, is driven by the number of customers and by their average usage. Postpaid customers generally have an allotment of airtime each month for which they are not required to pay usage charges. Service revenues also include (1) monthly subscription charges paid by postpaid customers, (2) long-distance charges and (3) charges for other services, such as roaming, call forwarding, call waiting, call blocking and short text messaging.

Revenues from sales of prepaid services are deferred and recognized as airtime is used or when it expires, and are included under usage charges. For postpaid service, monthly fees are billed in the month prior to service, and are deferred and recognized in the month that service is provided. Revenues from airtime used by postpaid subscribers above the amount covered by their monthly fees are recognized as airtime is used.

We also have sales revenues from selling handsets and other equipment. Most of our new subscribers purchase a handset, and although we also sell new handsets to existing customers, changes in sales revenues are driven primarily by the number of new customers. The pricing of handsets is not geared primarily to making a profit from handset sales, because it also takes account of the service revenues that are expected to result when the handset is used.

Seasonality of our Business

Our business has been subject to a certain degree of seasonality, characterized by a higher number of new clients during the fourth quarter of each year. We believe this is driven by the Christmas shopping season.

Consolidated Results of Operations

The discussion below includes the results of our transactions with affiliates, including Telmex. Affiliate transaction information is presented in Note 16 to our audited consolidated financial statements included in this annual report.

Operating Revenues

Operating revenues increased by 30.8% in 2005 and by 49.1% in 2004. The Ps. 42,919 million increase in revenues in 2005 reflects principally subscriber growth and increased traffic. We experienced subscriber growth in all of our markets during 2005. The rate of subscriber growth in Mexico during 2005 (24.5%) was lower than that in the rest of our principal markets, reflecting higher overall penetration in the Mexican cellular market by Telcel and its competitors.

In 2005 and 2004, we lowered the effective price of our services in some of our markets. This contributed to our ability to attract new subscribers and to an increase in usage, but had an adverse impact on average revenues per subscriber in some of our markets. In addition, our average revenues per subscriber were affected during 2005 by lower effective rates in some of our principal markets resulting from regulatory changes and by a higher portion of our total subscriber base represented by prepaid subscribers, which generate on average lower revenues than postpaid subscribers.

Service revenues accounted for Ps. 33,675 million of the Ps. 42,919 million increase in operating revenues in 2005. This represents a 29.4% increase in service revenues between 2004 and 2005. We have experienced an increase in revenues from other services, such as data-services, including SMS messaging, and other value-added services. Revenues from other services increased by 74.2% in 2005 to Ps. 20,903 million, and as a percentage of service revenues increased to 14.1% in 2005 from 10.4% in 2004.

The increase in operating revenues in 2005 includes a Ps. 9,244 million, or 37.2%, increase in equipment revenues reflecting subscriber growth and the migration of customers to GSM services. Subscribers need to purchase a new handset in order to migrate to GSM. Equipment revenues as a percentage of total revenues increased from 17.8% in 2004 to 18.7% in 2005.

In 2004, our operating revenues increased by Ps. 45,822 million, or 49.1%, compared to 2003. This increase reflected principally subscriber growth, as well as acquisitions. We made important acquisitions during the second half of 2003 (CTE, CTI and BCP). These companies were not consolidated until the latter part of 2003. If the companies acquired during 2003 had been consolidated for the full year 2003, we estimate that our revenue growth for 2004 would have been approximately 30.7%.

Operating Costs and Expenses

Cost of services and equipment—Cost of services and equipment represented 48.9% of operating revenues in 2005, 48.6% of operating revenues in 2004 and 43.6% of operating revenues in 2003. Cost of services and equipment increased by 32.0% in 2005 and by 66.0% in 2004. The increases in cost of services and equipment relative to revenues in 2005 and 2004 compared to 2003 reflect primarily increased subscriber acquisition costs, particularly equipment costs. We experienced rapid subscriber growth during 2005 and 2004. This impacts our margins since we incur costs, such as equipment subsidies, activation commissions and marketing expenses, when we acquire new subscribers.

Cost of equipment was Ps. 54,104 million in 2005 and Ps. 40,306 million in 2004, and primarily represents the cost of handsets sold to subscribers. Equipment costs increased by 34.2% in 2005 and by 92.1% in 2004. Our cost of equipment significantly exceeded our equipment revenues during 2005 and 2004, since we subsidize the cost of equipment for new subscribers. As a percentage of our cost of equipment, equipment revenues were 62.9% in 2005 and 61.6% in 2004. This decline reflects a reduction in our average cost of handsets and a higher proportion of our equipment revenues represented by sales of SIM cards, which are not subsidized.

Cost of services increased by 28.7% in 2005, to Ps. 35,110 million. This increase in cost of services was slower than the growth in service revenues, which increased by 29.4% in 2005. Cost of services increased by 37.5% in 2004 as compared to 2003, while service revenues increased by 42.5% during the same period. These costs have increased more slowly than our service revenues because of increasing scale, cost control measures and higher usage of GSM services.

Commercial, administrative and general—Commercial, administrative and general expenses represented 20.9% of operating revenues in 2005, 20.2% of operating revenues in 2004 and 19.3% of operating revenues in 2003. On an absolute basis, commercial administrative and general expenses increased by 34.9% in 2005 and 55.7% in 2004. Notwithstanding our cost control measures and increasing scale, these expenses outpaced revenue growth in 2005 and 2004 due principally to increased subscriber acquisition costs, including commissions and marketing expenses.

Depreciation and amortization—Depreciation and amortization represented 11.7% of operating revenues in 2005, as compared to 13.8% in 2004, reflecting principally the rapid growth of our revenues and the non-amortization of goodwill in Mexico since January 1, 2005. Depreciation and amortization increased by 10.7% in 2005 and by 27.4% in 2004. The increases in depreciation and amortization in 2005 and 2004 reflect the substantial investments made in our networks, particularly in connection with the launch and expansion of GSM services in many of our markets.

In accordance with a recent change in Mexican GAAP, as from January 1, 2005 we no longer amortize goodwill. In 2004, the amortization of goodwill was Ps. 1,137 million. If we had continued recording amortization of goodwill during 2005, we would have reported Ps. 1,074 million in additional depreciation and amortization expense.

Operating Income

Operating income increased by 38.8% in 2005 and 24.4% in 2004. With the exception of Telecom Americas, all of our subsidiaries reported operating income in 2005. In 2004, all of our subsidiaries other than Telecom Americas and CTI reported operating income.

Operating margin (operating income as a percentage of operating revenues) was 18.5% in 2005, 17.4% in 2004 and 20.9% in 2003. The improvement in our operating margin during 2005 reflects principally a decrease in our depreciation and amortization expenses relative to our operating revenues. The decrease in our operating margin in 2004 resulted primarily from significant increases in our cost of equipment and our commercial, administrative and general expenses.

Comprehensive Financing (Income) Cost

Under Mexican GAAP, comprehensive financing cost reflects interest income, interest expense, foreign exchange gain or loss, gain or loss attributable to the effects of inflation on monetary assets and liabilities, and other financing costs.

We had comprehensive financing cost of Ps. 1,194 million in 2005, as compared to comprehensive financing income of Ps. 1,972 million in 2004 and Ps. 2,308 million in 2003. The change in our comprehensive financing results between 2005 and 2004 reflects principally significant increases in our interest expense and other financing costs. The decrease in comprehensive financing income between 2004 and 2003 reflects increases in net interest and other financial expenses, which were partially offset by higher foreign exchange gains and gains from monetary position.

For 2005 and 2004, changes in the components of comprehensive financing cost were as follows:

- In 2005 and 2004, we had interest income of Ps. 3,198 million and Ps. 2,393 million, respectively. The increase was primarily related to an increase in our average cash balance during 2005, as compared to 2004.
- In 2005 and 2004, we had interest expense of Ps. 7,110 million and Ps. 4,747 million, respectively. The increase was primarily a result of an increase in our total indebtedness, as well as an increase in the percentage of our total debt represented by longer term debt.
- We had a foreign exchange gain of Ps. 2,940 million in 2005, as compared to a gain of Ps. 2,526 million in 2004. The foreign exchange gain in 2005 was primarily due to the appreciation of the Mexican peso and the Brazilian real against the U.S. dollar during the first six months of 2005, whereas the gain in 2004 was principally attributable to the appreciation of the Brazilian real and the Colombian peso relative to the U.S. dollar. Our foreign exchange results are determined on the basis of the exchange exposures faced by our different operating currencies against the U.S. dollar, and not just on the basis of changes between the Mexican peso and the U.S. dollar.
- Since 2002, our average monetary liabilities have exceeded our average monetary assets, resulting in net gains from monetary position. In 2005, we reported a Ps. 3,088 million net monetary gain, as compared to Ps. 3,051 million in 2004.
- We reported a net other financing cost of Ps. 3,309 million in 2005 and of Ps. 1,251 million in 2004. Net other financing costs include commissions, fair-value gains and losses on investments, and gains and losses on the sale of investments. Our net financing costs in 2005 are principally attributable to fair value losses recorded on derivative instruments held by the Company and certain financing costs relating to the purchase of equipment in Brazil.

Income Tax and Employee Profit-Sharing

The statutory rate of Mexican corporate income tax was 30% in 2005, 33% in 2004 and 34% in 2003. Our effective rates of provisions for corporate income tax as a percentage of pretax income were 1.05%, 31.4% and 16.7% for 2005, 2004 and 2003, respectively. The decrease in our effective tax rate in 2005 principally reflects lower provisions as a result of significant tax losses recognized in Mexico as a result of an internal corporate reorganization undertaken during the fourth quarter of 2005. As part of this reorganization, AM Latin America LLC, a Delaware limited liability company through which we held our interests in the non-Mexican operations, sold its interests in our non-Mexican operations to other subsidiaries generally located in our different geographic markets. The one-time capital loss recorded in connection with this reorganization resulted in a reduction of Ps. 10,110 million to our income tax expense during 2005. See note 18 a) to our audited consolidated financial statements included in this annual report. The increase in our effective tax rate in 2004 reflects principally an increase in deferred taxes relating mainly to our operations in Mexico. These deferred taxes recognized in Mexico were recorded principally in connection with losses or expenses arising from the sale and leaseback of telephone plant in December 2004, licensing payments made in respect of our trademarks and an increase in inventories. In 2003, our effective tax rate was below the corporate income tax rate primarily because our non-Mexican operators reported improved results, and some of them enjoyed benefits from net loss carryforwards. The Mexican corporate income tax rate is scheduled to decrease to 29% in 2006 and 28% in 2007.

Telcel, like other Mexican companies, is required by law to pay to its employees, in addition to their agreed compensation and benefits, profit sharing in an aggregate amount equal to 10% of Telcel's taxable income.

Other Income (Loss), Net

In 2005, we recorded other net loss of Ps. 408 million, compared to other net income of Ps. 92 million in 2004 and other net loss of Ps. 1,136 million in 2003. The loss in 2005 reflects losses on the sale of plant by Telcel. The loss in 2003 reflects primarily losses recorded in connection with the exchange of our interest in CompUSA for an interest in U.S. Commercial Corp., and cash. See "Related Party Transactions" under Item 7.

Equity in Results of Affiliates

Our proportionate share of the results of equity-method affiliates resulted in net losses of Ps. 42 million in 2005, Ps. 96 million in 2004 and Ps. 141 million in 2003. The net losses in 2005 and 2004 reflect principally our share of the net losses reported by Telvista. The net losses in 2003 reflect principally our share of net losses in CompUSA, which we reported under the equity method until the exchange of our interest in CompUSA for an interest in U.S. Commercial Corp. in December 2003.

Net Income

We had net income of Ps. 31,641 million in 2005, Ps. 17,063 million in 2004, and Ps. 16,338 million in 2003. The increase in net income in 2005 principally reflects the increase in operating income and the decrease in income tax expense. The increase in net income in 2004 reflected the increase in revenues, which offset the increase in operating expenses and income taxes.

Results of Operations by Geographic Segment

We discuss below the operating results of our subsidiaries that provide telecommunication services in our principal markets. All amounts discussed below are presented in accordance with Mexican GAAP. Note 2(g) to our audited consolidated financial statements included in this annual report describes how we translate the financial statements of our non-Mexican subsidiaries. We restate the financial statements of our foreign subsidiaries for inflationary effects using restatement factors of the relevant country and then convert foreign currency amounts into Mexican pesos, using, for items from the statement of operations, the exchange rate between the Mexican peso and the local currency at the end of the applicable year. Accordingly, changes in the rates of inflation in our markets and exchange rate changes between the Mexican peso and those currencies could significantly affect reported results in Mexican pesos and the comparability of reported results with those of prior years. Financial statements for 2003 and 2004 are restated at constant pesos as of December 31, 2005 based on the annual rate of inflation in Mexico. The data reported for the year ended December 31, 2004 was restated in constant pesos as of December 31, 2005 by applying a factor of 1.0333.

The following table sets forth the exchange rate used to translate the results of our significant non-Mexican operations, as expressed in Mexican pesos per foreign currency unit, and the change from the rate used in the prior year.

	Mexican pesos per foreign currency unit				
	2003	2004	% Change	2005	% Change
Guatemalan quetzal	1.3975	1.4525	3.9%	1.4092	(3.0)%
U.S. dollar(1)	11.2360	11.2648	0.3	10.7109	(4.9)
Brazilian real	3.8890	4.2438	9.1	4.5759	7.8
Colombian peso	0.0040	0.0047	17.5	0.0047	(0.0)
Argentine peso	3.8300	3.7814	(1.3)	3.5326	(6.6)
El Salvador colones	1.2841	1.2874	0.3	1.2241	(4.9)

(1) The U.S. dollar is the sole monetary instrument and unit of account and the main currency for transaction purposes in Ecuador.

Note 19 to our audited consolidated financial statements includes certain financial information of our operations by country. Except as discussed below, the following discussion is based on the segment data included in that note.

Mexico

Telcel's operating revenues increased by 22.4% in 2005 and by 28.3% in 2004, benefiting from subscriber growth and increases in traffic during both periods. In 2005, the number of Telcel subscribers increased by 24.5% to approximately 35.9 million, compared to an increase of approximately 23.1% to approximately 28.9 million in 2004. We do not expect this acceleration of subscriber growth to continue in the future as penetration rates increase in Mexico.

We experienced increases in average MOUs per subscriber of approximately 4.0% in 2005 and approximately 22.2% in 2004, while ARPUs decreased slightly in 2005, by approximately 4.0%, and increased by 4.2% in 2004. During 2005 and 2004, we lowered the effective price of some of our services in Mexico, which contributed to the increase in subscribers and MOUs but had a negative impact on ARPUs. In addition, in 2005, our ARPUs were negatively affected by a reduction in interconnection tariffs and an increase in the share of our total traffic represented by data services, such as SMS messaging, which on average generate lower revenues per minute of use than voice services. Reductions in interconnection tariffs for calls between fixed and mobile phones became effective in Mexico as of January 2005. The reduction was of 10% in 2005, increasing to 19% in 2006 and 27.1% in 2007, in each case as compared to 2004 rates. Telcel has typically received more revenue from such fees than it has had to pay to fixed line operators for interconnection services. Telcel's churn rate increased from approximately 3.0% in 2004 to 3.1% in 2005.

Operating income increased by 30.4% in 2005 and by 37.2% in 2004. Our operating margin was 38.4% in 2005 and 36.1% in 2004. The increase in operating margin in 2005 reflects a combination of factors, including lower cost of equipment per subscriber and greater efficiency resulting from increasing scale. During 2005, Telcel experienced a reduction in its average cost of handsets and a higher proportion of equipment revenues represented by sales of SIM cards, which are not subsidized. In addition, GSM traffic is an increasing component of our total traffic in Mexico, and GSM traffic is not subject to the royalties (*aprovechamientos*) payable in respect of services under our 800 megahertz (Band B) concessions. Finally, with the growth in its subscriber base, Telcel's depreciation and amortization expenses have decreased as a percentage of its operating revenues, from 7.18% in 2004 to 6.72% in 2005.

Brazil

Telecom Americas' operating revenues increased by 28.7% in 2005 and by 91.7% in 2004. Telecom America's 2003 results include BSE from May 2003 and BCP from December 2003. If we had consolidated BCP and BSE for the full year 2003, our operating revenues in 2004 would have increased by 29.3%. Apart from the acquisitions of BCP and BSE, the increases in operating revenues in 2005 and 2004 were attributable primarily to subscriber growth. In addition, the relative appreciation of the Brazilian real against the Mexican peso in 2005 compared to 2004 and in 2004 compared to 2003 contributed to the increase in operating revenues in both years. In 2005, the number of Telecom Americas subscribers increased by five million subscribers, to approximately 18.7 million subscribers. In 2004, the number of Telecom Americas subscribers increased by 4.1 million subscribers, to approximately 13.6 million subscribers.

During 2005, average MOUs per subscriber declined by 17.3% and ARPUs declined by 10.2%, as compared to 2004. The decline in both MOUs and ARPUs during 2005 was primarily attributable to subscriber growth. New subscribers generally generate lower average revenues than existing subscribers as a result of traffic subsidies and lower usage. In addition, ARPUs were negatively affected by lower interconnection revenues per subscriber and more conservative recognition policies regarding delinquent subscribers. Our churn rate remained constant between 2004 and 2005, at 2.7%.

Telecom Americas reported an operating loss of Ps. 8,780 million in 2005, as compared to a Ps. 6,799 million operating loss in 2004. The increased operating loss in 2005 reflected principally higher subscriber acquisition costs. High subscriber acquisition costs resulting from rapid subscriber growth and competition continue to adversely impact our margins in Brazil. In addition, during 2005, Telecom Americas' operating income was affected by more conservative policies regarding the recording of reserves.

Argentina

CTI's operating revenues increased by 94.8% in 2005. The increase in 2005 was attributable primarily to subscriber growth. In 2005, the number of CTI subscribers increased by 3.0 million subscribers, to approximately 6.6 million subscribers. Average MOUs per subscriber decreased by 11.0% in 2005 compared to 2004, while ARPUs declined by 11.9% during the same period, and we experienced an increase in our churn rate, from 2.0% in 2004 to 2.3% in 2005. The decline in MOUs and ARPUs in 2005 principally reflected subscriber growth. New subscribers generally generate lower average revenues than existing subscribers as a result of traffic subsidies and lower usage. In addition, ARPUs in 2005 were negatively affected by an increase in the share of total traffic represented by data services, such as SMS messaging, which on average generate lower revenues per minute of use than voice services.

CTI reported operating income of Ps. 578 million in 2005, as compared to operating loss in 2004 of Ps. 417 million. This reflected both the increased scale of our business in Argentina and lower acquisition costs per subscriber, principally lower average handset acquisition costs.

Central America—Guatemala (Telgua) and Sercom Nicaragua

Operating revenues for Telgua and Sercom Nicaragua decreased by 1.9% in 2005 and increased by 20.3% in 2004. The decrease reflected a decline in revenue from Telgua's fixed line business, principally from long-distance services, as well as the impact of the depreciation in value of the Guatemalan quetzal against the Mexican peso during 2005 on our reported results. In 2005, the number of wireless subscribers for Telgua and

Sercom Nicaragua increased by 45.1%, to approximately 2.2 million, and the number of fixed line subscribers increased to approximately 953 thousand from 933 thousand as of December 31, 2004. In 2004, the number of wireless subscribers for Telgua and Sercom Nicaragua increased by 57.3%, to approximately 1.5 million and the number of fixed-line subscribers increased from 930 thousand as of December 31, 2003, to approximately 933 thousand. During 2005, average MOUs per wireless subscriber were positively affected, and ARPUs per wireless subscriber were negatively affected, by a reduction in tariffs. For the year ended December 31, 2005, wireless services accounted for approximately 49.70% of our operating revenues for Telgua and Sercom Nicaragua, and fixed-line and other services for approximately 50.30%, as compared to 43.3% and 56.7%, respectively, in 2004.

Operating income for Telgua and Sercom Nicaragua decreased slightly in 2005, to Ps. 2,413 million from Ps. 2,433 in 2004, and increased by 31.2% in 2004. Operating margin was 33.2% in 2005 and 32.9% in 2004.

Central America—El Salvador

CTE's operating revenues from continuing operations increased by 1.3% in 2005. The increase in 2005 was attributable primarily to subscriber growth. In 2005, the number of CTE wireless subscribers increased by 341 thousand subscribers, to approximately 859 thousand subscribers, and the number of fixed-line subscribers increased by 27 thousand subscribers, to approximately 808 thousand subscribers. For the year ended December 31, 2005, wireless services accounted for approximately 25.8% of CTE's operating revenues, and fixed-line and other services for approximately 74.2%, as compared to 17.4% and 82.6%, respectively, in 2004.

CTE reported operating income of Ps. 1,786 million in 2005, a 7.3% increase compared to operating income of Ps. 1,664 million in 2004. CTE's operating margin was 36.1% in 2005 and 34.1% in 2004. The increase in operating margin was principally attributable to the fixed line business.

Colombia

Comcel's operating revenues increased by 61.3% in 2005 and by 53.8% in 2004. The relative appreciation of the Colombian peso compared to the Mexican peso in 2004 compared to 2003 contributed to the increase in operating revenues in 2004, accounting for approximately 33% of the increase.

Apart from exchange effects in 2004, the increase in operating revenues in 2005 and 2004 was attributable principally to subscriber growth and increased traffic. In 2005, the number of Comcel subscribers increased by 137% to approximately 13.8 million. In 2004, the number of Comcel subscribers increased by 58.2%, to approximately 5.8 million. Comcel experienced increases in average MOUs per subscriber of approximately 4.4% in 2005 and approximately 39.0% in 2004, while ARPUs decreased by approximately 22.8% in 2005 and increased by 6.4% in 2004. The decline in ARPUs during 2005 reflected principally subscriber growth and a reduction in interconnection tariffs beginning in the fourth quarter of 2005. Comcel's churn rate decreased from approximately 2.9% in 2004 to 1.5% in 2005.

Comcel's operating income increased by 93.2% in 2005. Comcel's operating margin was 7.8% in 2005 and 6.6% in 2004. The increase in operating margin during 2005 resulted principally from lower depreciation and amortization expenses, which in turn were mainly due to the non-amortization of goodwill starting in 2005.

Ecuador

Conecel's operating revenues increased by 55.0% in 2005 and by 50.0% in 2004. The increase in 2005 was attributable principally to increases in subscriber growth. In 2005, the number of Conecel subscribers increased by 76.3%, to approximately 4.1 million. In 2004, the number of Conecel subscribers increased by 51.3%, to approximately 2.3 million. Both ARPUs and MOUs declined during 2005, by approximately 10.7% and 10.0%, respectively. The decline in ARPUs and MOUs reflected principally subscriber growth. In addition, ARPUs were negatively affected during 2005 by a decrease in interconnection tariffs. Conecel's churn rate decreased from 3.7% in 2004 to 2.9% in 2005.

Conecel's operating income was Ps. 1,083 million in 2005 and Ps. 914 million in 2004. Our operating margin was 15.8% in 2005 and 20.6% in 2004. This decline in margin reflected principally higher subscriber acquisition costs.

United States

Tracfone's operating revenues increased by 18.5% in 2005 and by 36.3% in 2004. The increase in operating revenues in 2005 was attributable principally to subscriber growth and increased traffic. In 2005, the number of TracFone subscribers increased by 39.6%, to approximately 6.1 million, and in 2004, the number of TracFone subscribers increased by 48.9%, to approximately 4.4 million. Although average MOUs per subscriber increased in 2005 as compared to 2004 (by 6.8%), ARPUs declined by approximately 9.4% in 2005 compared to 2004. The churn rate increased from 4.2% in 2004 to 4.6% in 2005.

Tracfone's operating income was Ps. 714 million in 2005 and Ps. 328 million in 2004. Tracfone's operating margin increased from 3.5% in 2004 to 6.5% in 2005. The improved operating margin principally reflected greater efficiency resulting from increasing scale, as well as lower average handset acquisition costs.

Liquidity and Capital Resources

Capital Requirements

Our capital requirements are primarily for the following purposes:

- We must make substantial capital expenditures to continue expanding and improving our networks in each country in which we operate. In 2005 and 2004, we invested approximately Ps. 38.7 billion (nominal amounts) and Ps. 22.4 billion (nominal amounts), respectively, in plant, property and equipment. We have budgeted capital expenditures for 2006 to be approximately U.S.$3.04 billion. See "Capital Expenditures" under Item 4.
- We pay dividends, and we also repurchase our own shares from time to time. We paid Ps. 13,943 million in dividends in 2005 and Ps. 1,624 million in 2004, and we are paying dividends quarterly in 2006. Dividends for 2005 include an extraordinary dividend of Ps. 0.30 per share paid in December 2005, for a total of Ps. 10,877 million. In April 2006, our shareholders authorized a dividend of Ps. 0.10 per share, payable in July 2006. We also spent (including commissions and value-added taxes) Ps. 6,549 million repurchasing our own shares in the open market in 2005 and Ps. 12,842 million in 2004. Our shareholders have authorized additional repurchases, and whether we do so will depend on considerations including market price and our other capital requirements. We have made additional repurchases in 2006.
- During 2005 and 2004, we spent approximately Ps. 10,769 million and Ps. 7,802 million, respectively, in order to acquire new companies and licenses and increase our interests in some of our subsidiaries.
- During 2005, we used Ps. 26,058 million to repay debt, as compared to Ps. 36,584 million in 2004.

The following table summarizes certain contractual liabilities as of December 31, 2005. Our purchase obligations and approximately 60% of our debt described below are denominated in U.S. dollars. The table does not include accounts payable or pension liabilities, and amounts set forth in the table do not include interest.

	Payments Due by Period				
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(millions of constant pesos as of December 31, 2005)				
Contractual obligations as of December 31, 2005:					
Equipment leases	Ps. 4,756	Ps. 713	Ps. 4,043	Ps. —	Ps. —
Real estate leases	9,145	1,615	4,272	1,148	2,110
Long-term debt	51,530	285	18,775	2,091	30,379
Short-term debt	16,722	16,722	—	—	—
Purchase obligations (1)	9,694	1,607	8,087	—	—
Total	Ps. 91,847	Ps. 20,942	Ps. 35,177	Ps. 3,239	Ps. 32,489

(1) See discussion below.

We have entered into agreements to purchase equipment for the expansion of our GSM networks. Total amounts payable under those contracts that are not reflected in our accounts payable or paid are approximately U.S.$755 million (Ps. 8,087 million). We recognize a liability in our financial statements under these agreements when we have tested and accepted the equipment. Our payment obligations under these agreements are contingent on the suppliers' compliance with their terms. América Móvil guarantees amounts payable by our subsidiaries under these agreements. In addition, we are obligated, at the option of the counterparty, to purchase all of the shares of our subsidiary Telecom Americas that are not already owned by us. The minority shareholder has the right to sell its shares to us beginning in October 2006 for U.S.$150 million plus interest at an annual rate of 3%. Other than the amounts described in the table above, we had no other outstanding material purchase commitments as of December 31, 2005. We enter into a number of supply, advertising and other contracts in the ordinary course of business, but we do not believe that any of those contracts are material to our liquidity.

Under many of our concessions and licenses, we are required to make annual royalty payments in order to continue using such concessions and licenses. These payments are typically calculated as a percentage of gross revenues generated under such concessions and licenses. In the case of the 1900 megahertz spectrum (Band F) concessions in Mexico, however, we are required to pay Ps. 255 million (subject to adjustment for inflation) annually for 20 years in respect of the 10 megahertz acquired during 2005.

We could have opportunities in the future to invest in other telecommunications companies outside Mexico, especially in Latin America and the Caribbean, because we believe the telecommunications sector in Latin America will continue to undergo consolidation. We can give no assurance as to the extent, timing or cost of such investments. Some of the assets that we acquire may require significant funding for capital expenditures. On April 2, 2006, we agreed to acquire the equity interests of Verizon in certain companies through which it beneficially owns shares in Verizon Dominicana, Telecomunicaciones de Puerto Rico and, through an equally owned joint venture with our affiliate Telmex, Compañía Anónima Nacional de Teléfonos de Venezuela. See the discussion included earlier in this Item 5 under "Overview – Effects of Recent Acquisitions" for more information about these transactions.

Capital Resources

We generate substantial resources from our operations. On a consolidated basis, operating activities provided Ps. 60,538 million in 2005 and Ps. 39,114 million in 2004.

In addition to funds generated from operations, we have used new borrowings to fund acquisitions and capital expenditures and refinance debt. We have traditionally relied on a combination of equipment financings, borrowings from international banks and borrowings in the Mexican capital market. In March 2004, we accessed for the first time the international dollar debt markets, with offerings totaling U.S.$2.1 billion. During 2005, we issued U.S.$1.0 billion and Ps. 5,000 million principal amount of senior notes in the international debt capital markets.

If we seek to raise funds by issuing capital stock, our bylaws require that we issue capital stock of each class in the same proportion. This would limit our ability to issue more L Shares, which are the most liquid class of our capital stock. However, pursuant to our bylaws, holders of AA and A Shares may exchange their AA and A Shares for L Shares on a one-to-one basis.

Outstanding Indebtedness

At December 31, 2005, we had total consolidated indebtedness of Ps. 68,537 million, as compared to Ps. 63,506 million at December 31, 2004. Cash and cash equivalents amounted to Ps. 11,277 million at December 31, 2005 and Ps. 17,068 million at December 31, 2004. Approximately 60% of our indebtedness at December 31, 2005 was denominated in currencies other than Mexican pesos (approximately 55.2% in U.S. dollars and 4.6% in other currencies, principally in Colombian pesos), and approximately 40.6% of our consolidated debt obligations bore interest at floating rates. Of our total debt at December 31, 2005, Ps. 17,007 million (or 24.8%) was classified as short-term.

Our net debt (total debt minus cash and cash equivalents) at December 31, 2005 increased by 23.3% as compared to December 31, 2004. This principally reflects increased amounts spent during 2005 for capital expenditures, acquisitions and dividends.

Since 2004, we have relied on the international debt markets as a principal source of financing, and in December 2004, we established a shelf registration for up to U.S.$2 billion of debt securities with the U.S. Securities and Exchange Commission. We have issued six series of senior notes in the international debt markets; U.S.$3.1 billion in dollar-denominated senior notes and Ps. 5,000 million in peso-denominated senior notes. As a result of these offerings, we were able to extend the average life of our indebtedness at attractive rates. Our ability to access the international debt capital markets on these terms has been largely a function of the credit ratings given to our debt. As of the date of this annual report, our dollar-denominated senior notes are rated A3 by Moody's Investors Service, BBB+ by Standard and Poor's Rating Group and BBB+ by Fitch Ratings, which ratings are generally considered to connote "investment grade" debt with moderate to low credit risk. Adverse economic conditions or changing circumstances may, however, cause our ratings to be downgraded. There are only a few Mexican companies with an investment grade rating, and the ability of those companies, including us, to maintain an investment grade rating is in large part contingent on Mexico maintaining its investment grade rating which it attained in 2000. The weighted average cost of all our third-party debt at December 31, 2005 (excluding commissions and reimbursement of certain lenders for Mexican taxes withheld) was approximately 8.19%, as compared to 8.25% at December 31, 2004.

Our major categories of indebtedness at December 31, 2005 are as follows:

- *U.S. dollar-denominated senior notes.* At December 31, 2005, we had approximately U.S.$3.1 billion (Ps. 33,129 million) outstanding under several series of U.S. dollar-denominated senior notes issued in the international capital markets during 2004 and 2005:
  - U.S.$498 million (Ps. 5,334 million) senior notes due 2009, bearing interest at a fixed rate of 4.125%;
  - U.S.$795 million (Ps. 8,515 million) senior notes due 2014, bearing interest at a fixed rate of 5.500%;
  - U.S.$500 million (Ps. 5,355 million) senior notes due 2015, bearing interest at a fixed rate of 5.750%; and
  - U.S.$300 million (Ps. 3,213 million) senior notes due 2007, bearing interest at a floating rate of LIBOR plus 0.625%; and
  - U.S.$1.0 billion (Ps. 10,771 million) senior notes due 2035, bearing interest at a fixed rate of 6⅜%.

The senior notes are all guaranteed by Telcel and limit our ability to incur secured debt and prohibit us from selling control of Telcel.

- *Mexican peso-denominated senior notes.* On October 5, 2005, we issued Ps. 5,000 million in principal amount of 9.0% senior notes due January 2016, which were issued under our SEC shelf registration and sold in the international and Mexican debt capital markets. These notes are denominated in Mexican pesos, but all amounts in respect of the notes are payable in U.S. dollars, unless a holder of notes elects to receive payment in Mexican pesos in accordance with certain specified procedures. These notes are guaranteed by Telcel and limit our ability to incur secured debt and prohibit us from selling control of Telcel.
- *Mexican peso-denominated notes (certificados bursatiles).* At December 31, 2005, we had Ps. 12,550 million in senior notes that had been sold in the Mexican capital markets. These senior notes were issued by us with a guarantee from Telcel, between 2001 and 2004, and have varying maturities, ranging from 2006 through 2010. Some bear interest at fixed rates, and others at variable rates based on Cetes (a rate based on the cost of Mexican treasuries) or TIIE (a Mexican interbank rate).
- *Bank loans.* At December 31, 2005, we had approximately Ps. 10,742 million outstanding under a number of bank facilities bearing interest principally at variable rates based on TIIE or LIBOR.
- *Sale and leasebacks.* During 2003 and 2004, Telcel entered into sale and leaseback transactions with respect to a portion of its telephone plant. At December 31, 2005, lease payment obligations under these contracts amounted to Ps. 4,009 million. Payments are due on a monthly basis through 2008 and bear interest at a variable rate based on TIIE plus a spread. In addition, in 2004 and 2005, Conecel entered into sale and leaseback transactions with respect to a portion of its telephone plant. At December 31, 2005, lease payment obligations under the contract amounted to U.S.$70 million (Ps. 747 million). Payments are due on a monthly basis through 2008 and bear interest at LIBOR plus a spread.
- *Colombian peso-denominated notes.* In 2004, Comcel issued Colombian peso-denominated notes in the Colombian capital markets in three different series. At December 31, 2005, the aggregate principal amount outstanding was Ps. 2,110 million. These notes bear interest at a variable rate based on the IPC (the Colombian consumer price index rate) plus a spread, and mature in 2010 and 2013. These notes are guaranteed by América Móvil.

At December 31, 2005, Telcel had, on an unconsolidated basis, unsecured and unsubordinated obligations under indebtedness and guarantees of parent company and subsidiary indebtedness of approximately Ps. 63,617 million (U.S.$5,939 million), excluding subordinated debt owed to us or our other subsidiaries. In addition, at December 31, 2005, our operating subsidiaries other than Telcel had indebtedness of Ps. 4,920 million (U.S.$459 million).

In April 2006, we borrowed U.S.$2,000 million under a syndicated loan facility. The loan matures in April 2011, bears interest at LIBOR plus a spread and is guaranteed by Telcel. The proceeds from the loan are being used to prepay indebtedness, principally bank loans, and for general corporate purposes. The facility limits our ability to incur secured debt and pledge assets, to effect a merger or sell substantially all of our assets, to sell control of Telcel or to permit restrictions on the ability of Telcel to pay dividends or make distributions to us. In addition, the facility require us to maintain a consolidated ratio of debt to EBITDA not greater than 4.0 to 1.0 and a consolidated ratio of EBITDA to interest expense not less than 2.5 to 1.0. The loan is subject to acceleration if there is a change of control.

Risk Management

We regularly assess our interest rate and currency exchange exposures in order to determine how to manage the risk associated with these exposures. We use derivative instruments to hedge or adjust our exposures. We have also used derivative instruments from time to time to seek to reduce our costs of financing. Our practices vary from time to time depending on our judgment of the level of risk, expectations as to exchange or interest rate movements and the costs of using derivative instruments. We may stop using derivative instruments or modify our practices at any time. As of December 31, 2005, after taking into account derivative transactions, approximately 12.1% of our total debt was effectively denominated in U.S. dollars and approximately 26% was effectively subject to floating rates.

As of December 31, 2005, we had entered into U.S. dollar-Mexican peso cross currency swaps in respect of U.S.$800 million of our total U.S. dollar-denominated debt. Under these swaps, we have effectively replaced our obligation to make payment in U.S. dollars with an obligation to make payment in Mexican pesos.

As of December 31, 2005, we had entered into Mexican peso-U.S. dollar cross currency and interest rate swaps in respect of Ps.$1,000 million of our total Mexican peso at a variable rate denominated debt. Under these swaps we have effectively replaced our obligation to make payment in Mexican pesos at a variable rate with an obligation to make payment in U.S. dollars at a variable rate. In addition, we had entered into U.S. dollar-Mexican peso forwards for a total of U.S.$1,475 million to hedge our exposure to our U.S. dollar-denominated debt.

A significant portion of our peso-denominated indebtedness bears interest at floating rates. We have entered into interest rate coverage transactions to reduce our exposure to changes in Mexican interest rates. Specifically, we have entered into interest rate swaps in which we pay interest at a fixed rate and receive interest on a floating rate, on a notional amount in Mexican pesos. As of December 31, 2005, the aggregate notional amount of domestic interest rate swaps was Ps. 5,000 million.

We have also covered part of our exposure to U.S. dollar debt that bears interest at floating rates. The aggregate notional amount of U.S. dollar interest rate swaps as of December 31, 2005 was approximately U.S.$1.03 billion. The general effect of these swaps is to replace an obligation to pay floating-rate interest on our debt with an obligation to pay fixed-rate interest.

In addition, as of December 31, 2005, we had U.S. dollar-Mexican peso cross currency and interest rate swaps with an aggregate notional amount of U.S.$400 million that were not at the time hedging any underlying liability. We had originally entered into these instruments to hedge underlying risks arising from debt, but during 2004 or 2005 we refinanced the underlying debt and decided to maintain the derivative instruments.

The aggregate effect of all of our derivative instruments during 2005 was a loss of Ps.1,120 million reflected as part of our comprehensive financing income and a loss of Ps. 92.9 million recorded as part of shareholders' equity under the caption other comprehensive loss items, as compared to a gain of Ps. 503.8 million in 2004 reflected as part of our comprehensive financing income.

As of December 31, 2005, the fair value of our derivative instruments was Ps. (1,862.7) million.

Off-Balance Sheet Arrangements

We have an obligation to purchase all of the shares of our subsidiary Telecom Americas that are not already owned by us from its minority shareholder. The minority shareholder has the right to sell its shares to us beginning in October 2006 for U.S.$150 million plus interest at an annual rate of 3%.

Except for the obligation described above, as of December 31, 2005, we had no off-balance sheet arrangements that require disclosure under applicable SEC regulations.

U.S. GAAP Reconciliation

We had net income under U.S. GAAP of Ps. 31,618 million in 2005, Ps. 17,218 million in 2004, and Ps. 16,194 million in 2003. Compared to Mexican GAAP, net income under U.S. GAAP was approximately 0.29% lower in 2005 and 0.9% higher in 2004.

There are several differences between Mexican GAAP and U.S. GAAP that significantly affect our net income and stockholders' equity. The most significant differences in their effect on 2005 net income related to the recording of deferred income taxes, the restatement of the carrying value of property, plant and equipment to reflect the effects of inflation and the recognition and depreciation of capitalized interest on assets under construction. Under Mexican GAAP, in order to reflect the effects of inflation on our imported telephone plant and equipment, we restate its value based on the rate of inflation in the respective country of origin and the prevailing exchange rate at the balance sheet date. The use of this method, which is known as the specific indexation method, is not permitted under U.S. GAAP, and as a result, for purposes of U.S. GAAP, we restate nonmonetary assets based on the Mexican National Consumer Price Index. During 2005, restatement based on the Mexican National Consumer Price Index would have resulted in a higher carrying value for our plant and equipment and higher depreciation expenses, and the corresponding U.S. GAAP reconciliation adjustments resulted in decreases in our net income and increases in our stockholders' equity under U.S. GAAP as compared to Mexican GAAP. Under Mexican GAAP, we expense net financing costs on assets under construction, whereas for U.S. GAAP purposes, these costs must be capitalized in property, plant and equipment and depreciated over the lives of the related assets. During 2004 and 2005, we had significant financing costs with respect to assets under construction, particularly in Mexico and Brazil, and the corresponding U.S. GAAP reconciliation adjustments resulted in increases to our net income and stockholders' equity under U.S. GAAP as compared to Mexican GAAP. Finally, during 2005, for U.S. GAAP purposes, we recorded significant deferred income tax expenses in respect of some of our reconciliation adjustments, principally on the restatement of the carrying value of property, plant and equipment. Other differences that had a significant effect on 2005 net income relate to the recording of deferred employee profit sharing, the accounting for acquisitions or divestitures between entities under common control, the presentation of minority interests, the adoption of EITF 00-21 (relating to revenue arrangements with multiple deliverables) and the effect of inflation accounting on U.S. GAAP adjustments. The differences in stockholders' equity under Mexican GAAP and U.S. GAAP reflect principally these same matters, as well as the reversal of the amortization of goodwill under Mexican GAAP through 2004 and of net gains on sales to affiliates. For a discussion of the principal differences between Mexican GAAP and U.S. GAAP, see Note 20 to our audited consolidated financial statements.

Use of Estimates in Certain Accounting Policies

In preparing our financial statements, we make estimates concerning a variety of matters. Some of these matters are highly uncertain, and our estimates involve judgments we make based on the information available to us. In the discussion below, we have identified several of these matters for which our financial presentation would be materially affected if either (1) we used different estimates that we could reasonably have used or (2) in the future we change our estimates in response to changes that are reasonably likely to occur.

The discussion addresses only those estimates that we consider most important based on the degree of uncertainty and the likelihood of a material impact if we used a different estimate. There are many other areas in which we use estimates about uncertain matters, but the reasonably likely effect of changed or different estimates is not material to our financial presentation.

Purchase accounting – purchase price allocation

During 2005, 2004 and 2003, we made a number of acquisitions applying the purchase method of accounting. Accounting for the acquisition of a business under the purchase method requires the allocation of the purchase price to the various assets and liabilities of the acquired business. For most assets and liabilities, purchase price allocation is accomplished by recording the asset or liability at its estimated fair value. The most difficult estimations of individual fair values are those involving properties, plants and equipment and identifiable intangible assets, such as our licenses and trademarks. We use all available information to make these fair value determinations, including the retention of independent experts to determine the fair value of trademarks and an examination of the market value of licenses with similar characteristics to determine the fair value of licenses.

Estimated useful lives of plant, property and equipment

We estimate the useful lives of particular classes of plant, property and equipment in order to determine the amount of depreciation expense to be recorded in each period. Depreciation expense is a significant element of our costs and expenses, amounting in 2005 to Ps. 15,340 million, or 10.3% of our operating costs and expenses. See Note 7 to our audited consolidated financial statements.

The estimates are based on our historical experience with similar assets, anticipated technological changes and other factors, taking into account the practices of other telecommunications companies. We review estimated useful lives each year to determine whether they should be changed, and at times, we have changed them for particular classes of assets. We may shorten the estimated useful life of an asset class in response to technological changes, changes in the market or other developments. This results in increased depreciation expense, and in some cases, it can result in our recognizing an impairment charge to reflect a write-down in value.

Impairment

We carry substantial balances on our balance sheet for long-lived assets, including plant, property and equipment, licenses and trademarks and goodwill. These balances are based on historical costs net of accumulated depreciation and amortization and are restated for inflation. We are required to evaluate each year whether these assets are impaired, that is, whether their future capacity to generate cash does not justify maintaining them at their carrying values. If they are impaired, we are required to recognize a loss by writing off part of their value. Recoverability for assets identifiable to individual locations, such as plant, property and equipment and licenses and trademarks, is determined by comparing the forecasted undiscounted cash flows generated by these assets to the assets' net carrying value. The amount of impairment loss, if any, is measured as the difference between net book value of the assets and their estimated market value. Because the analysis we perform requires that we estimate the future cash flows attributable to these assets, we are required to make a variety of judgments about our future operations. Changes in these judgments could require us to recognize impairment losses in future periods. Our evaluations in 2005 and 2004 did not result in any significant impairment of our plant, property and equipment or consolidated goodwill.

Deferred Taxes

We are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves the jurisdiction-by-jurisdiction estimation of actual current tax exposure and the assessment of temporary differences resulting from the differing treatment of certain items, such as accruals and amortization, for tax and financial reporting purposes. These differences result in deferred tax assets and liabilities, which are included in our consolidated balance sheets. We must assess in the course of our tax planning procedures the fiscal year of the reversal of our deferred tax assets and liabilities, and if there will be future taxable profits in those periods. We reverse in the current year deferred tax assets and liabilities for timing differences that have been recorded if we anticipate that the future reversal will take place in a tax-loss year. If we estimate that timing differences of a current year will be reversed in a later tax-loss year, we do not record deferred tax assets and liabilities for those timing differences. Significant management judgment is required in determining our provisions for income taxes, deferred tax assets and liabilities. The analysis is based on estimates of taxable income in the jurisdictions in which the group operates and the period over which the deferred tax assets and liabilities will be recoverable. If actual results differ from these estimates, or we adjust these estimates in future periods, our financial position and results of operations may be materially affected.

We record a valuation allowance to reduce the deferred tax assets to an amount that we believe is more likely than not to be realized. In assessing the need for the valuation allowance, we considered future taxable income and ongoing tax planning strategies. In the event that our estimates of projected future taxable income and benefits from tax planning strategies are lowered, or changes in current tax regulations are enacted that would impose restrictions on the timing or extent of our ability to utilize the tax benefits of net operating loss carry-forwards in the future, an adjustment to the recorded amount of net deferred tax assets would be made, with a related charge to income. As of December 31, 2005, we had a valuation allowance covering approximately 86.01% of our deferred tax assets of Ps. 25,704 million.

Derivative Instruments

On January 1, 2005, Bulletin C-10, "*Instrumentos Financieros Derivados y Operaciones de Cobertura*" (Derivative Financial Instruments and Hedging Activities), went into effect, and the Company adopted the provisions of Bulletin C-10 on a prospective basis. Accordingly, the Company values and records all derivative instruments and hedging activities in the balance sheet as either an asset or liability measured at their fair value. Changes in the fair value of derivative instruments are recorded each year in the income statement or as part of other comprehensive income within stockholders equity, based on the type of hedging instrument and the effectiveness of the hedge.

Bulletin C-10 classifies hedges as fair value hedges, cash flow hedges or hedges of net investment in a foreign subsidiary. In a fair value hedge, the changes in the fair value of both the hedge and the underlying hedged item are recognized in the income statement. In a cash flow hedge, the effective portion of the changes in the fair value of the hedge is recognized as part of other comprehensive income within stockholders equity, while any ineffective portion is recorded in the income statement as part of comprehensive financing cost on a current basis. The deferred gain or loss in stockholders equity is reclassified to the income statement during the period in which the underlying hedged item affects income.

Bulletin C-10 provides criteria to determine the effectiveness of the hedge and requires an evaluation by the Company of the effectiveness of the hedge at the time of inception and periodically. Hedges considered as effective are those in which the fair value or cash flows of the hedged item are offset on a period by period or cumulative basis by changes in the fair value or cash flow of the hedge by a range of between 80% and 125%.

Item 6. Directors, Senior Management and Employees

MANAGEMENT

Directors

Our Board of Directors has broad authority to manage our company. Actions requiring the approval of our board of directors include:

- a change of control of the company;
- transactions with related parties (as defined in the Mexican Securities Market Law);
- acquisitions or sales of assets equal in value to, or greater in value than, 10% of the value of the company's assets;
- guarantees of amounts exceeding 30% of the value of the company's assets; and
- any other transaction in an amount greater than 1% of the value of the company's assets.

Our bylaws provide for the Board of Directors to consist of between five and 20 directors and allow for the appointment of an equal number of alternate directors. Directors need not be shareholders. A majority of our directors and a majority of the alternate directors must be Mexican citizens and elected by Mexican shareholders. A majority of the holders of the AA Shares and A Shares voting together elect a majority of the directors and alternate directors, provided that any holder or group of holders of at least 10% of the total AA Shares and A Shares is entitled to name one director. Two directors and two alternate directors, if any, are elected by a majority vote of the holders of L Shares. Each alternate director may attend meetings of the Board of Directors and vote in the absence of a corresponding director. Directors and alternate directors are elected or ratified at each annual ordinary general meeting of shareholders and each annual ordinary special meeting of holders of L Shares, and each serves until a successor is elected and takes office. Pursuant to our bylaws and Mexican law, at least 25% of our directors and 25% of our alternate directors must be independent, as defined under the Mexican Securities Market Law. In order to have a quorum for a meeting of the Board of Directors, a majority of those present must be Mexican nationals.

All of the current members of the Board of Directors and of the Executive, Audit and Compensation Committees were elected or ratified at a shareholders' meeting held in April 2006, with ten directors elected by the AA Shares and A Shares voting together and two directors elected by the L Shares. No alternate directors were appointed. América Telecom and SBC International have agreed to vote for the number of directors and alternate directors named by each of them in proportion to their respective share ownership.

Our bylaws provide that the members of the Board of Directors are appointed for terms of one year. Pursuant to Mexican law, members of the Board continue in their positions after the expiration of their terms if new members are not appointed. The names and positions of the current members of the Board, their year of birth, and information concerning their committee membership and principal business activities outside América Móvil are as follows:

Carlos Slim Helú	Born:	1940
Honorary Lifetime Chairman	First elected:	2000
	Term expires:	Lifetime
	Principal occupation:	Honorary Chairman of the Board of Directors of Grupo Carso, S.A. de C.V.
	Other directorships and business experience:	Honorary Lifetime Chairman of the Board of Directors of Telmex and Grupo Financiero Inbursa, S.A. de C.V.
Patrick Slim Domit	Born:	1969
Chairman and Member of the Executive Committee	First elected:	2004
	Term expires:	2007
	Other directorships:	Director of Carso Global Telecom, S.A., América Telecom, S.A., U.S. Commercial Corp., S.A. de C.V. and Grupo Sanborns, S.A. de C.V.
	Business experience:	Chief Executive Officer of Grupo Carso, S.A. de C.V.
Daniel Hajj Aboumrad	Born:	1966
Director and Member of the Executive Committee	First elected:	2000
	Term expires:	2007
	Principal occupation:	Chief Executive Officer of América Móvil
	Other directorships:	Director of Carso Global Telecom, América Telecom and Grupo Carso, S.A. de C.V.
	Business experience:	Chief Executive Officer of Hulera Euzkadi, S.A. de C.V.
Jaime Chico Pardo	Born:	1950
Director	First elected:	2000
	Term expires:	2007
	Principal occupation:	Chief Executive Officer of Telmex
	Other directorships:	Vice-chairman of the Board of Directors of Telmex; Director of América Telecom, S.A. de C.V., Carso Global Telecom, S.A. de C.V., Grupo Carso, S.A. de C.V. and Honeywell International
	Business experience:	Chief Executive Officer of Grupo Condumex, President of Corporación Industrial Llantera (Euzkadi General Tire de Mexico)

Alejandro Soberón Kuri Director and Chairman of the Audit Committee	Born:	1960
	First elected:	2000
	Term expires:	2007
	Principal occupation:	Chairman and Chief Executive Officer of Corporación Interamericana de Entretenimiento, S.A. de C.V.
	Other directorships:	Director of Telmex, Bolsa Mexicana de Valores, S.A. de C.V. and Corporación Interamericana de Entretenimiento, S.A. de C.V.
María Asunción Aramburuzabala Larregui Director	Born:	1963
	First elected:	2000
	Term expires:	2007
	Principal occupation:	Chief Executive Officer of Tresalia Capital
	Other directorships:	Director of Grupo Modelo, S.A. de C.V., Grupo Televisa, S.A., Grupo Financiero Banamex-Accival, S.A. de C.V. and KIO Networks
	Business experience:	President of Tresalia Capital
Rayford Wilkins Director and Member of the Executive Committee	Born:	1951
	First elected:	2005
	Term expires:	2007
	Principal occupation:	Group President AT&T
	Other directorships:	Various positions in the wireless industry at SBC Group
John Stephens Director	Born:	1959
	First elected:	2005
	Term expires:	2007
	Principal occupation:	Senior Vice President and Controller AT&T
Claudio X. González Laporte Director and Member of the Compensation Committee	Born:	1934
	First elected:	2000
	Term expires:	2007
	Principal occupation:	Chief Executive Officer of Kimberly Clark de México, S.A. de C.V.
	Other directorships:	Director of the Kimberly Clark Corporation, Kellogg Company, IBM Latin America and Grupo Carso, S.A. de C.V.
	Business experience:	Various positions at the Kimberly Clark Corporation
David Ibarra Muñoz Director and Member of the Audit Committee and the Compensation Committee	Born:	1930
	First elected:	2000
	Term expires:	2007
	Other directorships:	Director of Grupo Financiero Inbursa, S.A. de C.V.
	Business experience:	Chief Executive Officer of Nacional Financiera S.N.C., served in the Mexican Ministry of Finance and Public Credit

Carlos Bremer Gutiérrez Director and Member of the Audit Committee	Born:	1960
	First elected:	2004
	Term expires:	2007
	Other directorships:	Director of Grupo Financiero Value, S.A. de C.V.
	Business experience:	Chief Operating Officer of Abaco Casa de Bolsa, S.A. de C.V.

Alejandro Cantú Jiménez, our General Counsel, serves as Corporate Secretary, and Rafael Robles Miaja as Alternate Corporate Secretary.

Daniel Hajj Aboumrad is the son-in-law of Carlos Slim Helú, and Patrick Slim Domit is the son of Carlos Slim Helú.

Executive Committee

Our bylaws provide that the Executive Committee may generally exercise the powers of the Board of Directors, with certain exceptions. In addition, the Board of Directors is required to consult the Executive Committee before deciding on certain matters set forth in the bylaws, and the Executive Committee must provide its views within ten calendar days following a request from the Board of Directors, the Chief Executive Officer or the Chairman of the Board of Directors. If the Executive Committee is unable to make a recommendation within ten calendar days or if a majority of the Board of Directors or any other corporate body duly acting within its mandate determines in good faith that action cannot be deferred until the Executive Committee makes a recommendation, the Board of Directors is authorized to act without such recommendation. The Executive Committee may not delegate its powers to special delegates or attorneys-in-fact.

The Executive Committee is elected from among the directors and alternate directors by a majority vote of the holders of common shares (AA Shares and A Shares). The Executive Committee is currently comprised of three members. The majority of its members must be Mexican citizens and elected by Mexican shareholders. Our controlling shareholders have agreed that two of its members shall be named by our Mexican controlling shareholders and one member by SBC International, Inc. See "Major Shareholders" under Item 7. The current members of the Executive Committee are Messrs. Patrick Slim Domit and Daniel Hajj Aboumrad, named by the Mexican controlling shareholders, and Mr. Rayford Wilkins, named by SBC International, Inc.

Audit Committee

The Audit Committee consists of Messrs. Alejandro Soberón Kuri, chairman, David Ibarra Muñoz and Mr. Carlos Bremer Gutiérrez. The mandate of the Audit Committee is to establish and monitor procedures and controls in order to ensure that the financial information we distribute is useful, appropriate and reliable and accurately reflects our financial position. In particular, the Audit Committee is required to, among other things:

- select our auditors, review the scope and terms of their engagement, and determine their compensation;
- monitor the performance of our auditors and re-evaluate the terms of their engagement;
- recommend procedures for preparing financial statements and internal controls;
- monitor internal controls and accounting for specified types of matters;
- propose procedures for the preparation of financial statements for internal use that are consistent with the published financial statements;
- review with the auditors the annual financial statements and the accounting principles being applied in the annual and the interim financial statements;
- resolve disagreements between our management and auditors relating to our financial statements;

- pre-approve services to be provided by our auditors, or establish policies and procedures for the pre-approval of services by our auditors;
- obtain from our auditors an audit report that includes a discussion of critical accounting policies used by the Company, any alternative treatments within generally accepted accounting principles for material items that have been discussed by management with our auditor, and any other written communications between our auditors and management;
- report to the Board of Directors on its activities;
- opine on transactions with related parties as defined in the Securities Market Law and propose independent consulting specialists to opine on such transactions;
- develop procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls or auditing matters, including for the confidential submission of concerns regarding such matters by employees; and
- perform any other functions the Board of Directors may delegate to the Audit Committee.

In addition, pursuant to our bylaws and Mexican law, the Audit Committee is required to submit an annual report to the Board of Directors and to our shareholders, and the Board must seek the opinion of the Audit Committee regarding any transaction with a related party that is outside the ordinary course of our business. Each member of the Audit Committee is independent, as independence is defined in the Mexican Securities Market Law and under Rule 10A-3 of the U.S. Securities and Exchange Act of 1934.

Compensation Committee

The Compensation Committee consists of Messrs. David Ibarra Muñoz and Claudio X. González Laporte. The mandate of the Compensation Committee is to assist the Board of Directors in evaluating and compensating our senior executives. In particular, the Compensation Committee is required to:

- recommend to the Board of Directors procedures for the selection and succession of our chief executive officer and our principal executives;
- propose criteria for evaluating executive performance;
- analyze the proposals of the chief executive officer concerning the structure and amount of compensation for our senior executive and raise them with the Board of Directors;
- review new executive compensation programs and the operations of existing programs;
- establish contracting practices to avoid excessive payments to executives;
- assist the Board of Directors in developing appropriate personnel policies;
- participate with the Board of Directors in developing a plan for employees to invest in our L Shares and review the implementation of such plan;
- report to the Board of Directors on its activities; and
- perform any other functions the Board of Directors may delegate to the Compensation Committee.

Investments Committee

In February 2006, the Board of Directors created an Investments Committee, with a mandate to analyze, approve and execute the terms and conditions of proposed investments and acquisitions. The Investments Committee is composed of the following members: Patrick Slim Domit, Daniel Hajj Aboumrad, Claudio X. Gonzalez Laporte, Alejandro Soberón Kuri, David Ibarra Muñoz, Rayford Wilkings and María Asunción Aramburuzabala Larregui. The Committee has authority to review, approve and execute any and all actions required to consummate proposed investments and acquisitions.

New Mexican Securities Market Law

On December 30, 2005, a new Securities Market Law was enacted in Mexico. Prior to December 2006, we must amend our bylaws and practices to reflect the requirements of the new law. For more information see Item 10.

The new law will require us to have one or more committees, comprised of a majority of independent members (as defined in the Mexican Securities Market Law and determined by our shareholders' meeting), that oversee our corporate practices. In particular, the law requires that the committee or committees evaluate and give an opinion to the Board of Directors regarding, among others (i) our non-ordinary course transactions with related parties; (ii) the use and disposition of the company's assets; (ii) certain material transactions such as (a) transactions not in the ordinary course of business, (b) transactions representing an investment greater than 5% of the company's assets on a consolidated basis and (c) transactions involving guarantees or the incurrence of financial obligations for more than 5% of the company's assets on a consolidated basis; (iii) executive and director compensation; and (iv) waivers for board members, executives and other persons with influence on the company, to benefit from business opportunities pertaining to the company. The company must publicly disclose any case in which the resolution of the board differs from the opinion of the committee regarding any of these matters.

In addition, the new law mandate certain enhanced functions and responsibilities for our Audit Committee, which include (i) evaluation of performance of the external auditors; (ii) review and, discussion of the financial statements of the company and advising the board of directors of the committee's recommendations for approval of such financial statements; (iii) oversight of internal controls and internal audit procedures of the company; (iv) the receipt and analysis of recommendations and observations to its functions from shareholders, members of the board of directors and senior management, and the authority to act upon such recommendations and observations; (v) the authority to call a shareholders' meeting and to contribute to the meeting's agenda; and (vi) oversight of the performance of the general manager.

Senior Management

The names, responsibilities and prior business experience of our senior officers are as follows:

Daniel Hajj Aboumrad Chief Executive Officer	Appointed: Business experience:	2000 Director of Telmex's Mexican subsidiaries, Chief Executive Officer of Companía Hulera Euzkadi, S.A. de C.V.
Carlos José García Moreno Elizondo Chief Financial Officer	Appointed: Business experience:	2001 General Director of Public Credit at Mexican Ministry of Finance and Public Credit, Managing Director of UBS Warburg, Associate Director of financing at Petróleos Mexicanos, S.A. de C.V. (Pemex)
Carlos Cárdenas Blásquez Latin American Operations	Appointed: Business experience:	2000 Various positions at Telmex, including Operating Manager for the paging service Company Buscatel, S.A. de C.V. and Vice-President of operations for Telmex USA, Manager at Grupo Financiero Inbursa, S.A. de C.V.
Alejandro Cantú Jiménez General Counsel and Corporate Secretary	Appointed: Business experience:	2001 Mijares, Angoitia, Cortés y Fuentes, S.C.
José Elias Briones Capetillo Administration and Finance	Appointed: Business experience:	2001 Comptroller of Telcel

Mr. Carlos Cárdenas Blásquez is the son-in-law of Jaime Chico Pardo, one of our directors.

Statutory Auditors

Under our bylaws, the holders of a majority of our outstanding common shares (AA Shares and A Shares) may elect one or more statutory auditors (*comisarios*) and corresponding alternate statutory auditors, who serve until a successor is elected. Statutory auditors are normally elected or ratified at the annual general shareholders' meetings. The primary role of the statutory auditors is to report to the shareholders at the annual ordinary general meeting regarding the accuracy of the financial information presented to such holders by the Board of Directors. The statutory auditors are also authorized to:

- call ordinary or extraordinary general meetings;
- place items on the agenda for meetings of shareholders or the Board of Directors;
- attend meetings of shareholders, the Board of Directors or the Executive Committee; and
- generally monitor our affairs.

The statutory auditors also receive monthly reports from the Board of Directors regarding material aspects of our affairs, including our financial condition. The current statutory auditor and alternate statutory auditor are: Francisco Álvarez del Campo and Agustín Aguilar Laurents, respectively.

According to our bylaws and Mexican law, any holder or group of holders of at least 10% of our capital stock is entitled to name one statutory auditor. The appointment of statutory auditors elected as described above may only be revoked if the appointment of statutory auditors elected by the majority of the holders of our common shares is also revoked.

Compensation of Directors and Senior Management

The aggregate compensation paid to our directors (including compensation paid to members of our Audit Committee) and senior management in 2005 was approximately Ps. 2.8 million and Ps. 30.4 million, respectively. Provisions made in 2005 to provide pension, retirement or similar benefits for management totaled approximately Ps. 2.6 million.

Share Ownership

According to beneficial ownership reports filed with the SEC, Carlos Slim Helú, the lifetime honorary chairman of our Board of Directors, and certain members of his immediate family, including his son and chairman of our Board of Directors, Patrick Slim Domit, together own a majority of the voting stock of América Telecom, S.A. de C.V., our controlling shareholder. See "Major Shareholders." In addition, according to beneficial ownership reports filed with the SEC, Carlos Slim Helú holds 120,000 of our A Shares and 180,000 of our L Shares directly, and Patrick Slim Domit holds 24,402 of our L Shares directly. To our knowledge, none of our other directors, alternate directors or executive officers is the beneficial owner of more than 1% of any class of our capital stock.

EMPLOYEES

The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each year in the three-year period ended December 31, 2005:

	December 31,		
	2003	2004	2005
Number of employees	24,860	23,303	34,650
Category of activity:			
Wireless	20,165	16,624	28,453
Fixed	4,695	6,679	6,197
Geographic location:			
Mexico	8,624	9,354	11,129
United States	356	428	515
Other Latin America	15,880	13,521	23,006

As of December 31, 2005, the Progressive Union of Communication and Transport Workers of the Mexican Republic (*Sindicato Progresista de Trabajadores de Comunicación y Transporte de la República Mexicana*) represented approximately 84.4% of the employees of Telcel. All management positions at Telcel are held by non-union employees. Salaries and certain benefits are renegotiated every year. In April 2006, Telcel and the union agreed to a 4.3% nominal increase in basic wages, retroactive to March 1, 2006.

Under our labor agreements and Mexican labor law, we are obligated to pay seniority premiums to retiring employees and pension and death benefits to retired employees. Retirees will be entitled to receive pension increases whenever salary increases are granted to current employees.

Some of our foreign subsidiaries, including Telecom Americas, Telgua, ENITEL, CTE and CTI, also have active employee unions.

We believe that we have good current relations with our workforce.

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table sets forth our capital structure as of April 30, 2006:

Class	Number of Shares (millions)	Percent of Capital	Percent of Voting Shares(*)
L Shares (no par value)	24,491	67.74%	—
AA Shares (no par value)	10,910	30.18	93.55%
A Shares (no par value)	752	2.08	6.45
Total	36,153	100.00%	100.00%

(*) Except on limited matters for which L Shares have voting rights.

The AA Shares represented 93.55% of the full voting shares (AA Shares and A Shares) and 30.18% of the total capital stock of América Móvil as of April 30, 2006. The AA Shares are owned by América Telecom, S.A. de C.V., SBC International Inc. (a subsidiary of the U.S. telecommunications company AT&T Inc.) and certain other Mexican investors. The following table sets forth their respective ownership amounts and percentages of AA Shares as of April 30, 2006.

Shareholder	AA Shares Owned (millions)	Percent of Class	Percent of Voting Shares(*)
América Telecom	7,587	69.55%	66.29%
SBC International	2,870	26.30	24.61
Other Mexican holders of AA shares	453	4.15	3.88
Total	10,910	100.00%	93.55%

(*) Except on limited matters for which L Shares have voting rights.

América Telecom was established in November 2001 in a spin-off from Carso Global Telecom using a procedure under Mexican corporate law called escisión or "split-up." According to reports of beneficial ownership of our shares filed with the SEC, Carlos Slim Helú and certain members of his immediate family, including his son and chairman of our Board of Directors, Patrick Slim Domit, together own a majority of the voting stock of América Telecom.

América Telecom and SBCI are parties to an agreement relating to their ownership of AA Shares. Among other things, the agreement subjects certain transfers of AA Shares by either party to a right of first offer in favor of the other party, although the right of first offer does not apply to the conversion of AA Shares to L Shares, as permitted by our bylaws, or the subsequent transfer of L Shares. The agreement also provides for the composition of the Board of Directors and the Executive Committee and for each party to enter into a Management Services Agreement with us. See "Directors" and "Executive Committee" under Item 6 and "Related Party Transactions."

The following table identifies each owner of more than 5% of any class of our shares as of April 30, 2006. Except as described in the table below and the accompanying notes, we are not aware of any holder of more than 5% of any class of our shares.

	AA Shares		A Shares		L Shares		
Shareholder (1)	**Shares Owned (millions)**	**Percent of Class**	**Shares Owned (millions)**	**Percent of Class**	**Shares Owned (millions)**	**Percent of Class**	**Percent of Voting Shares(*)**
América Telecom(2)	7,587	69.55%	144	19.21%	6,898	28.16%	66.29%
SBC International	2,870	26.30	—	—	—	—	24.61

(*) Except on limited matters for which L Shares have voting rights.

(1) Based on beneficial ownership reports on Schedule 13G filed with the SEC on February 14, 2003, we believe that as of December 31, 2005, Brandes Investment Partners, LP was the beneficial owner of approximately 3,212.6 million of our L Shares. This holding would have represented 13.12% of our outstanding L Shares as of April 30, 2006. We do not know whether this institution has changed its investment in our L shares since December 31, 2005.

(2) This includes approximately 1,180 million L Shares that América Telecom is obligated to purchase under forward share purchase transactions maturing through September 2009.

As of April 30, 2006, 79.3% of the outstanding L Shares were represented by L Share ADSs, each representing the right to receive 20 L Shares, and 1.37% of the L Share ADSs were held by 12,993 registered holders with addresses in the United States. As of such date, 24.1% of the A Shares were held in the form of A Share ADSs, each representing the right to receive 20 A Shares, and 21.31% of the A Share ADSs were held by 5,575 registered holders with addresses in the United States. Each A Share may be exchanged at the option of the holder for one L Share.

We may repurchase our shares on the Mexican Stock Exchange from time to time up to a specified maximum aggregate value authorized by the holders of AA Shares and A Shares and our Board of Directors. As of December 31, 2005, we had been authorized by our shareholders to repurchase shares with an aggregate value of up to Ps. 30,000 million, and in April 2006 we were authorized to repurchase an additional Ps. 10,000 million. As of April 30, 2006, we had repurchased 5,789 million L Shares and 29 million A Shares, with an aggregate value of approximately Ps. 30,000 million.

RELATED PARTY TRANSACTIONS

Transactions with Telmex

We have, and expect to continue to have, a variety of contractual relationships with Telmex and its subsidiaries, including some of its international subsidiaries. These relationships include agreements arising out of the spin-off and certain transitional arrangements.

According to beneficial ownership reports filed with the SEC, Telmex is under common control with our controlling shareholder América Telecom. Telmex is the only nationwide provider of fixed-line telephony in Mexico and a leading provider of fixed local and long-distance services. Telmex also offers voice, data and internet services in Brazil, Chile, Argentina, Peru and Colombia.

Continuing Commercial Relationships

Because both we and Telmex provide telecommunications services in some of the same geographical markets, we have extensive operational relationships. These relationships include interconnection between their respective networks; use of facilities, particularly for the co-location of equipment on premises owned by Telmex; use of Telmex's private circuits; the provision of long distance services by Telmex to our customers; and use by each of the services provided by the other. These relationships are subject to a variety of different agreements, and the most significant of these relationships are between Telcel and Telmex in Mexico and between the operating subsidiaries of Telecom Américas and Embratel, a subsidiary of Telmex that provides fixed-line telecommunication services, in Brazil. Many of them are also subject to specific regulations governing telecommunications services. The terms of these agreements are similar to those on which each company does business with unaffiliated parties.

These operational relationships between us and Telmex are material to our financial performance. In 2005, Ps. 12,360 million of our total operating revenues were attributable to interconnection with Telmex and its subsidiaries, primarily representing payments under the calling party pays system arising from fixed-to-mobile calls. We had Ps. 770 million in accounts receivable from, and accounts payable of Ps. 562 million to, Telmex and subsidiaries at December 31, 2005. Also in 2005, Ps. 4,727 million of our cost of sales was attributable to payments to Telmex and its subsidiaries, primarily representing interconnection payments for long-distance calls carried by Telmex or its subsidiaries and use of facilities under leases and collocation agreements with Telmex or its subsidiaries.

Other Commercial Relationships

In 2005, a subsidiary of Telmex in Chile agreed to provide capacity and network services for 20 years to our subsidiary Smartcom. Smartcom is required to pay U.S.$ 17.5 million on a monthly basis under the agreement, starting in September 2005.

In 2006, Telmex Peru, a subsidiary of Telmex in Peru, together with our subsidiary, América Móvil Peru, agreed to jointly build a fiber optic network along the coast of Peru of approximately 2,823 kilometers. The project will be completed in different phases. The first phase entails the construction of a portion of the network for an amount of U.S.$12.5 million. The construction of this phase was awarded through a private beauty-contest process to our affiliates Carso Infraestructura y Construcción, S.A. de C.V. (CICSA) and Grupo Condumex, S.A. de C.V. We may consider awarding additional phases of the project to CICSA, Condumex or other affiliated entities.

In addition, in 2005, Telmex Argentina, a subsidiary of Telmex, together with CTI Móvil, our subsidiary in Argentina, agreed to jointly build a fiber optic backbone network in Argentina of approximately 1,943 kilometers. The project will be completed in different phases. One of these phases entails the construction by CICSA of a portion of the network for an amount of U.S.$17.5 million. We may consider awarding additional phases or portions of the phases of the project to CICSA or other of our affiliated entities.

In November 2005, Embratel entered into an agreement with our subsidiary Telecom Americas to provide backbone network capacity to our operating companies in Brazil for a period of 20 years. Under this agreement our subsidiaries in Brazil are required to pay Embratel a monthly fee that ranges between Reais 5.0 million and Reais 6.0 million, depending on the capacity provided under the agreement.

In the ordinary course of business, our subsidiaries in Brazil lease real property from Embratel. The aggregate amount of consideration paid for these leases is approximately Reais 6.8 million on an annual basis. We may, from time to time, lease additional real estate from Embratel. In addition, Embratel leases real property from our subsidiaries in Brazil. The aggregate amount of annual payments received by our subsidiaries under the leases is Reais 1.2 million.

In June 2005, Telecom Americas (through its subsidiaries) entered into a settlement agreement to settle disputes relating to co-billing and other matters with Embratel in the amount of P.125.2 million (U.S.$11.7 million).

Telmex distributes Telcel handsets and prepaid cards on commercial terms, and Embratel provides call center services to the operating subsidiaries of Telecom Américas.

The terms of these agreements are similar to those on which each company does business with unaffiliated parties.

Implementation of Spin-off

The creation of América Móvil and the transfer of assets and liabilities to us were effected by the action of an extraordinary shareholders' meeting of Telmex held on September 25, 2000. Neither we nor Telmex made any promises to the other regarding the value of any of the assets we received in the spin-off. Under the shareholder resolutions adopted at the meeting, we are obligated to indemnify Telmex against any liability, expense, cost or contribution asserted against Telmex that arises out of the assets owned directly or indirectly by Sercotel, S.A. de C.V., the subsidiary whose shares were transferred to us in the spin-off.

We have entered into an agreement with Telmex to ensure that the purposes of the spin-off are fully achieved. Among other things, this agreement provides in general terms as follows:

- we agree to indemnify Telmex against any loss or expense resulting from the assertion against Telmex of any liabilities or claims that were transferred to us in the spin-off or that relate to the businesses transferred to us in the spin-off;
- Telmex agrees to indemnify us against any loss or expense resulting from the assertion against us of any liabilities or claims that were retained by Telmex in the spin-off or that relate to the businesses retained by Telmex in the spin-off;
- each party agrees to maintain the confidentiality of any information concerning the other that it obtained prior to the spin-off or that it obtains in connection with the implementation of the spin-off;
- each party agrees that it will not take any action that could reasonably be expected to prevent the spin-off from qualifying as tax-free under Mexican or U.S. federal tax laws; and
- each party releases the other from certain claims arising prior to the spin-off—Telmex makes no representations concerning the assets transferred directly or indirectly in the spin-off.

Other Transactions

From time to time, we make investments together with affiliated companies and sell or buy investments to or from affiliated companies. See "Other Investments" under Item 4. Some of these transactions are described below.

In April 2006, we announced that Telmex and we had entered together into an agreement with Verizon to acquire through an equally-owned joint venture Verizon's 28.5% indirect equity interest in CANTV for an aggregate purchase price of U.S.$676.6 million in cash.

In April 2004, we sold our interests in Techtel-LMDS Comunicaciones Interactivas, S.A. and Telstar S.A. (which operate local multipoint distribution service networks in Argentina and Uruguay, respectively) to Telmex for U.S.$75 million in the aggregate.

Transactions with Other Affiliates

In December 2003, as a result of a series of transactions, we exchanged our 49% interest in CompUSA, which we had acquired in March 2000, for a 29.69% interest in US Commercial Corp., S.A. de C.V. (whose controlling shareholder is an affiliate of América Telecom, our controlling shareholder) and approximately Ps. 195 million. We recorded a loss of Ps. 306.8 million on the transaction.

Certain affiliates of América Telecom purchased approximately U.S.$316 million in principal amount of the notes used to finance the acquisition of Tess by Telecom Américas in 2001. Telecom Americas made final payment of principal outstanding under the notes in March 2004.

We have agreements to receive consulting services from each of América Telecom and SBC. In 2005, we paid U.S.$30 million to América Telecom and U.S.$1.0 million to SBC in compensation for their respective services. Our board of directors has approved the payment of U.S.$30 million in fees to América Telecom during 2006 for consulting services.

In July 2005, we sold our 40.3% interest in Technology and Internet, LLC and 25.0% interest in Technology Fund I, LLC to Grupo Condumex, S.A. de C.V. (whose controlling shareholder is an affiliate of América Telecom, our controlling shareholder), for an aggregate amount of U.S.$3.0 million. We recorded a loss of Ps. 80 million on the transaction.

Telcel purchases materials or services from a variety of companies that, according to beneficial ownership reports filed with the SEC, are under common control with our controlling shareholder América Telecom. These services include insurance and banking services provided by Grupo Financiero Inbursa and its subsidiaries. In addition, we sell products in Mexico through the Sanborns and Sears store chains. Telcel purchases these materials and services on terms no less favorable than it could obtain from unaffiliated parties, and would have access to other sources if our affiliates ceased to provide them on competitive terms.

Note 16 to our audited consolidated financial statements included in this annual report provides additional information about our related party transactions.

Item 8. Financial Information

See "Item 18—Financial Statements" and pages F-1 through F-71.

DIVIDENDS

We have paid cash dividends on our shares each year since 2001. The table below sets forth the nominal amount of dividends paid per share in each year indicated, in pesos and translated into U.S. dollars at the exchange rate on each of the respective payment dates. The figures presented below, for all periods, have been adjusted to reflect the three-for-one stock split effected on July 18, 2005.

Year ended December 31,	Pesos per Share	Dollars per Share
2005[1]	Ps. 0.3700	U.S.$0.0345
2004	0.0350	0.0030
2003	0.0186	0.0016

(1) Includes the payment of an extraordinary dividend in December 2005, as described below.

The declaration, amount and payment of dividends by América Móvil is determined by majority vote of the holders of AA Shares and A Shares, generally on the recommendation of the Board of Directors, and depends on our results of operations, financial condition, cash requirements, future prospects and other factors deemed relevant by the holders of AA Shares and A Shares. We declared a dividend in April 2003 of Ps.0.02 per share, payable in four installments of Ps.0.005 per share in June, September and December 2003 and March 2004. We declared a dividend in April 2004 of Ps. 0.04 per share, payable in four installments of Ps. 0.013 per share in June, September and December 2004 and March 2005. We declared a dividend in April 2005 of Ps. 0.07 per share, payable in four installments of Ps. 0.0175 per share in June, September and December 2005 and March 2006. In addition, on December 13, 2005, we declared an extraordinary dividend of Ps 0.30 per share, which was paid in a single installment on December 23, 2005. These dividends were paid on each class of our shares. In April 2006, our shareholders authorized a dividend of Ps. 0.10 per share, payable in a single installment in July 2006.

Our bylaws provide that holders of AA Shares, A Shares and L Shares participate on a per-share basis in dividend payments and other distributions, subject to certain preferential dividend rights of holders of L Shares. See "Bylaws—Dividend Rights" and "Bylaws—Preferential Rights of L Shares" under Item 10.

LEGAL PROCEEDINGS

In each of the countries in which we conduct operations, we are party to various legal proceedings in the ordinary course of business. These proceedings include, without limitation, tax, labor, antitrust and contractual claims and claims regarding interconnection practices or agreements and tariffs. During 2005, the claims by International Telecom, Inc. against Telgua in U.S. federal courts were finally dismissed and the process was concluded. See note 15 to our audited consolidated financial statements included in this annual report.

Our concessions are generally subject to early termination for violations of certain service, quality, coverage standards and certain interconnection obligations. We are also party to a number of proceedings regarding our compliance with concession standards. As of the date of this annual report, we believe that none of these proceedings is likely to result in the revocation of any of our material concessions.

Below is a summary of the most significant legal proceedings in which we are currently involved.

Telcel

Cofeco

Administrative proceedings have been commenced by Cofeco against Telcel for alleged anti-competitive behavior in connection with: (i) actions by certain distributors of Telcel with regard to the purchase and sale of cellular equipment; (ii) exclusivity agreements with certain content providers; and (iii) the refusal to grant interconnection to a certain provider of "trunking" services for the exchange of SMS short messages. These investigations are in varying procedural stages. If we are unsuccessful in challenging any of the aforementioned legal proceedings, they may result in significant fines or specific regulations applicable to Telcel. We have not made provisions in our financial statements for these potential liabilities because at the time our most recent financial statements were published, we could not reasonably determine the amount of such contingencies.

Interconnection Fees

In December 2004, Telcel reached an agreement with various other telecommunications service providers as to the interconnection fees applicable under the "calling party pays" system for the period from January 1, 2005 until December 31, 2007. The agreement called for a gradual reduction in interconnection fees charged under the "calling party pays" system from the 2004 rate of Ps. 1.90 per minute to Ps. 1.39 by the end of 2007. The agreement also contemplated that these reductions would be reflected in the tariffs charged by fixed operators to their users. The new framework was promoted by Cofetel, and the related agreements were registered with Cofetel. Certain telecommunications service providers have since challenged the new framework, arguing that the proposed interconnection fees do not properly take into account costs associated with providing interconnection services, and have initiated proceedings with Cofetel to obtain their intervention in resolving the matter. These proceedings are in their final stages, and we expect Cofetel to rule on this issue during 2006.

These proceedings have not yet been resolved, and we cannot determine with reasonable certainty the impact these proceedings would have if they were not resolved in our favor. Interconnection fees may decrease further as a result of these actions, which may affect our revenues since we have traditionally received more revenues from such fees than we have had to pay to other operators for interconnection services.

CNBV

During 2003, we received requests for information from the Mexican Banking and Securities Commission (*Comisión Nacional Bancaria y de Valores* or the CNBV) and the SEC regarding Telcel's entry into a capacity services agreement with Operadora Unefon in September 2003. To our knowledge, the investigation regards the alleged use by Operadora Unefon of the U.S.$267.7 million paid by Telcel to Operadora Unefon under the agreement and related public disclosures made by an affiliate of Operadora Unefon. The SEC has publicly stated that it has filed charges against certain affiliates of Operadora Unefon. We cooperated with the authorities. During 2005, we did not receive any requests with respect of this matter. For this reason, we believe that our participation in this investigation has concluded.

Short Message Services (SMS)

Under the terms of its concessions for the 800 megahertz spectrum, Telcel must pay a royalty on gross revenues from concessioned services. The royalty is levied at rates that vary from region to region but average approximately 6%. We believe that short message services are value-added services, which are not concessioned services, and that revenues from short message services should not be subject to this royalty. In related proceedings, Cofetel has ruled that short text messages are subject to the interconnection regulatory regime and that such services do not constitute value-added services. We are currently disputing these issues in an administrative proceeding, but have made provisions in our financial statements with respect to this potential liability.

Tax Assessment

On March 3, 2006, the Mexican Tax Administration System (*Sistema de Administración Tributaria* or "SAT"), notified Telcel of an assessment of Ps. 271.6 million (Ps. 150.2 million plus adjustments, fines and late fees) as a result of a tax deduction made by Telcel in 2003 of Ps. 1,221.9 million in connection with royalty payments made to another subsidiary of América Móvil in connection with the use of certain trademarks. We believe that these deductions were made in accordance with applicable law and intend to challenge the validity of this assessment. Based on the foregoing, Telcel expects that the SAT will challenge similar deductions for royalty payments made during 2004 and 2005 of Ps. 4,490.9 million and Ps. 6,349.6 million, respectively. We have not made provisions in our financial statements with respect to this potential liability because, based on the strength of our legal arguments, we believe that we will successfully challenge this assessment.

Comcel

Voice over IP

In March 2000, the Colombian Superintendencia de Industria y Comercio ("SIC") issued Resolution No. 4954, requiring Comcel to pay a fine of approximately U.S.$100 thousand (Colombian Ps. 234 million) for alleged anti-competitive behavior. In addition to this administrative fine, the SIC ordered Comcel to pay damages to other long distance operators. The long distance operators estimated their damages to be U.S.$70 million. Comcel requested an administrative review of the damages decision, which was denied in June 2000. Comcel appealed, and the appeal was rejected in November 2000. Comcel resubmitted the appeal in February 2001. Comcel also filed a special action in court challenging the denial of the administrative review. Following a series of court proceedings, a Colombian appeals court in June 2002 ordered that Comcel's February 2001 appeal be granted and that the administrative decision against Comcel be reviewed. After additional proceedings, the Constitutional Court revoked the previous decision and ordered the continuance of the procedure for the determination of damages to the other operators.

In the opinion of counsel representing Comcel in this matter, in the event the SIC decides to award damages to the long distances service providers, the amount of such damages should not exceed the income received by Comcel from the provision of Voice over IP services, which amount is substantially lower than the amount estimated by the long distance service providers. We have made provisions in our financial statements with respect to this potential liability. There can be no assurance that the amount of damages ultimately determined by the SIC will be consistent with our counsel's opinion. Comcel expects to continue pursuing all available legal actions after a decision on damages is rendered.

Distributors

In January 2005, Comcel was notified of an arbitration proceeding initiated against it by Celcenter Ltda. and Concelular, S.A. which were distributors of Comcel until May 2004. The proceeding relates to Comcel's decision to reduce the commissions paid to distributors. In the proceeding, the distributors allege: (i) abuse of dominant position on Comcel's part; (ii) the existence of an agency relationship between Comcel and the distributors; and (iii) breach of contract and commercial liability on the part of Comcel. Claimants seek to recover approximately U.S.$30 million from Comcel. We have made provisions in our financial statements with respect to this potential liability.

Telecom Americas

Anatel Inflation-Related Adjustments

ANATEL has challenged each of Tess and ATL regarding the calculation of inflation-related adjustments due under these companies' concession agreements with ANATEL. Forty percent of the concession price under each of these agreements was due upon execution and 60% was due in three equal annual installments (subject to inflation-related adjustments and interest) beginning in 1999. Both companies have made these concession payments, but ANATEL has rejected the companies' calculation of the inflation-related adjustments and requested payment of the alleged deficiencies. The companies have filed declaratory and consignment actions in Brazilian courts seeking resolution of the disputes. The court of first instance ruled against ATL's filing for declaratory action in October 2001 and ATL's filing for consignment action in September 2002. Subsequently, ATL filed appeals, which are pending. In September 2003, the court of first instance ruled against Tess' filing for consignment action. Subsequently, Tess filed an appeal, which is still pending. No ruling has been made to date in respect of the declaratory action filed by Tess. At December 31, 2005, the aggregate contested amounts were approximately U.S.$178 million (in Reais), including potential penalties and interest. We have made provisions in our financial statements for these potential liabilities.

BNDESPar

Prior to our acquisition of Telet and Americel, BNDESPar, a subsidiary of BNDES, the Brazilian development bank, had entered into investment and other shareholder agreements with Americel, Telet and certain of their significant shareholders. Under these agreements, BNDESPar had the right, among others, to participate in the sale of shares of Telet and Americel in the event of certain transfers of control, for so long as BNDESPar held 5% of the share of capital in those companies. In October 2003, we increased the capital of each of Telet and Americel and BNDESPar's ownership fell below 5% from approximately 20% in each as it elected not to exercise its preemptive rights. Subsequently, BNDESPar sent official notices to Telet and Americel reserving its rights under the agreements in respect of certain past transfers of shares. In November 2004, BNDESPar filed a lawsuit with the competent court of Rio de Janeiro claiming that BNDESPar is entitled to sell its shares in Telet and Americel to Telecom Americas for approximately U.S.$164 million. Telecom Americas has presented its answer to BNDESPar's claims. We do not believe that BNDESPar has valid grounds for its claims against Telecom Americas. Telecom Americas is defending itself vigorously against these claims. There can be no assurance, however, that we will ultimately prevail. We have not made provisions in our financial statements for these potential liabilities.

Lune Patent Case

A Brazilian company claims that wireless operators in Brazil have infringed its patent over certain caller id technology. The plaintiff first brought a patent infringement case in a state court in Brasília, Federal Capital of Brazil, against Americel and later brought cases, as part of two separate proceedings, against other 23 defendants, including all of our other operating subsidiaries in Brazil. Although we believe that the patent does not cover the technology that is used by Americel to provide caller id services, Americel lost the case at the trial level and on first appeal. After the judgment against Americel was rendered, a federal court in Rio de Janeiro, Brazil, rendered a preliminary injunction decision suspending the effects of the patent, in an action filed by a supplier of caller id technology. Americel filed three special appeals against the decision of the state court in Brasília, seeking review at the Superior Court of Justice (which is the highest court in Brazil to decide on questions of federal law) and Supreme Court (the highest court in Brazil to decide on questions of constitutional law). The Court of Appeals has determined that two of our special appeals will be heard by the Superior Court of Justice. Our request for a special appeal before the Supreme Court has been denied. Americel filed a motion requesting the reversal of this decision, which is still pending. Americel intends to continue vigorously defending itself against this claim.

The cases against the other operators are still on their initial stages. Plaintiff has brought these other cases in the same state trial court that heard the case against Americel, but defendants have requested that the cases be removed on jurisdictional grounds. The Americel judgment does not bind other state courts or the federal courts of Brazil. We intend to vigorously defend ourselves from these claims, and do not expect that there will be a resolution of these other cases within the next couple of years.

At this time, it is not possible for us to estimate with a reasonable degree of certainty the damages that may result from these proceedings, if ultimately resolved against our interests. The plaintiff in the Americel case has initiated proceedings for execution of the judgment. The court has appointed experts to determine the amount of possible damages suffered by the plaintiff due to the alleged infringement by Americel. Americel intends to request that the effects of any execution order be suspended pending resolution of the appeals. In addition, Americel benefits from a limited contractual indemnity from its equipment supplier, and it is currently analyzing how and to what extent it could recover any eventual damages from this supplier. We have not made any provisions in the financial statements in respect of these proceedings.

Minas Gerais Operations

In April 2005, Telecom America's subsidiary Stemar Telecomunicações was awarded a license to provide wireless services in the Minas Gerais region of Brazil, and we subsequently built a network in the region. This award was challenged by Telemig Celular S.A., a competitor in the region, which alleged that Stemar should be considered an affiliate of Telemig for purposes of the Brazilian telecommunications laws and consequently prohibited from operating in Minas Gerais. Telos – Fundação Embratel de Seguridade Social is the pension fund of Embratel – Empresa Brasileira de Telecomunicações S.A., which is controlled by Telmex, and holds a 3.5% investment in the controlling shareholder of Telemig. Although we do not believe that Embratel controls Telos, in November 2005 Telos placed its investment under the management of an independent administrator in order to address the concerns of ANATEL, which agreed with Telemig's position. Although ANATEL has ruled that the transfer by Telos of the management of its investment to an administrator resolves any concerns regarding the potential affiliation between Stemar and Telemig, a federal judge in Brasília has refused to withdraw an injunction prohibiting us from operating in the Minas Gerais region, which was originally entered in October 2005. Stemar was able to temporarily operate in Minas Gerais in November 2005 and between December 2005 and April 2006, under temporary orders suspending the effects of the injunction.

In November 2005, we filed an appeal against the injunction, which is pending. In addition, we have asked a federal judge (to whom the case was transferred in January 2006, pursuant to an appeal filed by Stemar challenging the jurisdiction of the former judge) to reconsider the grant of the injunction. ANATEL is also taking legal action seeking to suspend or reverse the injunction.

In May 2006, Telemig, Stemar and Telos agreed to settle the pending litigation. Certain matters regarding the settlement, including ANATEL's position on the effects of the settlement, are still pending resolution.

Our ability to operate in the Minas Gerais region is affected by these legal proceedings. If the challenges to the injunction fail or the pending matters regarding the settlement are not resolved, we may not be able to operate in the Minas Gerais region unless Telos divests its indirect interest in Telemig. This divestment would require compliance with the rights of first refusal included in the shareholders agreement between a number of investors in the controlling shareholder of Telemig, which could delay Telos' ability to effect this divestment.

CompUSA

In January 2000, a lawsuit was filed in Texas against CompUSA on behalf of COC Services, Ltd. ("COC") alleging, among other things, breach of contract, tortious interference and conspiracy in connection with a letter of intent for the franchising of retail stores in Mexico. The lawsuit also named as defendants James Halpin, CompUSA's former chief executive officer, Mr. Carlos Slim Helú, our chairman, and certain other persons. The jury trial concluded in February 2001 with a jury verdict against CompUSA in the amount of U.S.$90 million in actual damages. The verdict also awarded punitive damages in the amount of U.S.$94.5 million against CompUSA and U.S.$175.5 million against Mr. Halpin. Damages were also awarded against the remaining defendants.

In March 2001, CompUSA and the other defendants filed a motion with the trial court for judgment notwithstanding the verdict. In May 2001, the trial court granted the motion for judgment notwithstanding the verdict, vacating the award against CompUSA and Mr. Halpin and reducing significantly the amount of damages. Despite the significant reduction in damages, Mr. Slim Helú and the other defendants appealed seeking discharge from all claims. In August 2004, the Dallas Court of Appeals reversed the February 2001 judgment in full, releasing the defendants from the obligation to pay any damages. COC appealed the Court of Appeals' decision to discharge all claims against Mr. Slim Helú and certain of the other defendants, and the Texas Supreme Court denied the petition for review in June 2006. The plaintiff may file a motion for rehearing with the Texas Supreme Court. The plaintiff has decided not to further pursue claims against CompUSA and Mr. Halpin.

Item 9. The Offer and Listing

TRADING MARKETS

Our shares and ADSs are listed or quoted on the following markets:

L Shares	Mexican Stock Exchange—Mexico City Mercado de Valores Latinoamericanos en Euros (LATIBEX)—Madrid, Spain
L Share ADSs ...	New York Stock Exchange—New York Frankfurt Stock Exchange—Frankfurt
A Shares	Mexican Stock Exchange—Mexico City
A Share ADSs ...	NASDAQ National Market—New York

The following table sets forth, for the periods indicated, the reported high and low sales prices for the L Shares on the Mexican Stock Exchange and the reported high and low sales prices for the L Share ADSs on the New York Stock Exchange. Prices for all periods have been adjusted to reflect the three-for-one stock split effected in July 2005, but have not been restated in constant currency units.

	Mexican Stock Exchange		New York Stock Exchange	
	High	Low	High	Low
	(pesos per L Share)		(U.S. dollars per L Share ADS)	
Annual highs and lows				
2003	Ps. 5.15	Ps. 2.33	U.S. $9.11	U.S.$ 4.17
2004	9.82	5.24	17.49	9.44
2005	16.2	8.90	30.99	15.96
Quarterly highs and lows				
2004:				
First quarter	Ps. 7.28	Ps. 5.24	U.S.$13.03	U.S.$ 9.44
Second quarter	7.43	6.10	13.24	10.45
Third quarter	7.42	6.21	13.01	10.89
Fourth quarter	9.82	7.32	17.49	12.84
2005:				
First quarter	10.89	8.94	19.63	15.96
Second quarter	11.05	8.90	20.38	16.14
Third quarter	14.19	10.66	26.32	19.85
Fourth quarter	16.62	12.45	30.99	22.90
Monthly highs and lows				
2005:				
January	Ps.10.02	Ps. 8.94	U.S.$17.82	U.S.$15.96
February	10.89	10.11	19.63	18.14
March	10.86	9.51	19.50	16.85
April	9.81	8.90	17.66	16.15
May	10.44	9.17	19.23	16.65
June	11.05	10.15	20.38	18.67
July	11.78	10.66	22.26	19.85
August	12.12	11.56	22.82	21.70
September	14.19	12.29	26.32	22.82
October	13.92	12.45	26.25	22.90
November	15.59	14.03	39.34	26.14
December	16.62	15.49	30.99	28.80
2006:				
January	18.22	15.66	34.85	31.15
February	18.74	17.17	35.62	32.55
March	19.25	17.80	35.73	33.25
April	20.45	18.26	36.91	32.90

The table below sets forth, for the periods indicated, the reported high and low sales prices for the A Shares on the Mexican Stock Exchange and the high and low bid prices for A Share ADSs published by NASDAQ. Bid prices published by NASDAQ for the A Share ADSs are inter-dealer quotations and may not reflect actual transactions. Prices for all periods have been adjusted to reflect the three-for-one stock split effected in July 2005, but have not been restated in constant currency units.

	Mexican Stock Exchange		NASDAQ	
	High	Low	High	Low
	(pesos per A Share)		(U.S. dollars per A Share ADS)	
Annual highs and lows				
2003	Ps. 5.11	Ps. 2.31	U.S. $ 9.01	U.S.$ 4.19
2004	9.76	5.15	17.34	9.33
2005	16.64	9.00	30.94	15.83
Quarterly highs and lows				
2004:				
First quarter	Ps. 7.25	Ps. 5.15	U.S.$ 13.33	U.S.$ 9.33
Second quarter	7.40	6.33	13.25	10.34
Third quarter	7.41	6.20	12.86	10.50
Fourth quarter	9.76	7.33	17.34	12.67
2005:				
First quarter	10.87	9.17	19.96	15.83
Second quarter	11.00	9.00	20.33	16.01
Third quarter	14.00	10.63	26.24	19.80
Fourth quarter	16.64	12.30	30.94	22.73
Monthly highs and lows				
2005:				
January	Ps.10.00	Ps. 9.16	U.S.$ 17.79	U.S.$15.83
February	10.86	10.10	19.96	18.08
March	10.83	9.50	19.61	16.66
April	9.80	9.00	17.50	16.01
May	10.41	9.13	19.16	16.63
June	11.00	10.13	20.33	18.64
July	11.56	10.63	22.40	19.80
August	12.10	11.40	22.99	21.70
September	14.00	12.10	26.24	22.61
October	14.01	12.30	26.14	22.73
November	15.50	14.08	29.20	26.00
December	16.64	15.45	30.94	28.34
2006:				
January	18.20	15.60	34.67	30.90
February	18.70	17.00	35.49	32.15
March	19.00	17.70	35.63	33.16
April	20.35	18.20	37.00	32.21

TRADING ON THE MEXICAN STOCK EXCHANGE

The Mexican Stock Exchange (*Bolsa Mexicana de Valores, S.A. de C. V.*), located in Mexico City, is the only stock exchange in Mexico. Founded in 1907, it is organized as a corporation and operates under a concession from the Ministry of Finance and Public Credit (*Secretaría de Hacienda y Crédito Público*). Its shares are held by 30 brokerage firms, which are exclusively authorized to trade on the Exchange. Trading on the Mexican Stock Exchange takes place principally through automated systems between the hours of 8:30 a.m. and 3:00 p.m. Mexico City time, each business day. The Mexican Stock Exchange operates a system of automatic suspension of trading in shares of a particular issuer as a means of controlling excessive price volatility, but under current regulations this system does not apply to securities such as the A Shares or the L Shares that are directly or indirectly (for example, through ADSs) quoted on a stock exchange (including for these purposes NASDAQ) outside Mexico.

Settlement is effected two business days after a share transaction on the Mexican Stock Exchange. Deferred settlement, even by mutual agreement, is not permitted without the approval of the Mexican National Banking and Securities Commission (CNBV). Most securities traded on the Mexican Stock Exchange, including those of América Móvil, are on deposit with Institución para el Depósito de Valores, S.A. de C.V. (Indeval), a privately owned securities depositary that acts as a clearinghouse for Mexican Stock Exchange transactions.

Item 10. Additional Information

BYLAWS

Set forth below is a brief summary of certain significant provisions of our bylaws and Mexican law. This description does not purport to be complete and is qualified by reference to our bylaws, which have been filed as an exhibit to this annual report. For a description of the provisions of our bylaws relating to our Board of Directors, Executive and Audit Committees and statutory auditors, see "Item 6—Directors, Senior Management and Employees."

Mexican Securities Market Law

On December 30, 2005 a new Securities Market Law was enacted in Mexico and published in the Official Gazette (*Diario Oficial de la Federación*). The new Securities Market Law will be effective within 180 days (late June 2006) following its publication and in some cases will allow an additional period of 180 days (late December 2006) for issuers to incorporate the new corporate governance requirements included in the new law. The new law will introduce significant changes to the current regime, including:

- the establishment of a separate corporate form of organization for issuers with stock registered in the CNBV and listed on the Mexican Stock Exchange (*sociedad anónima bursátil*);
- the redefinition of the functions and structure of the board of directors, including (i) increasing the number of members of the board of directors (up to 21, with independent members comprising at least 25%) and (ii) requiring that the status of the members of the board of directors as independent be determined by the shareholders' meeting, subject to the CNBV's authority to challenge such determination;
- a legal framework applicable to the chief executive officer (*director general*) and executive officers (*directivos relevantes*) entrusted with the day-to-day management of the company;
- a more precise definition of fiduciary duties, including the duty of care and the duty of loyalty, for members of the board of directors and its secretary, the chief executive officer and other executive officers;
- increased liability for members of the board of directors and its secretary with respect to the operations and performance of the company, including (i) the payment of damages and losses resulting from their lack of care or loyalty and (ii) criminal penalties of up to 12 years of imprisonment for certain illegal acts involving willful misconduct. The company or shareholders that represent 5% or more of the capital stock of the company may bring civil actions to enforce the new liability provisions described under (i) above, whereas criminal actions under (ii) above may only be brought by the Mexican Ministry of Finance, after consulting with the CNBV;
- the elimination of the requirement that a company have a statutory auditor, and the delegation to the audit committee, the corporate governance committee and the external auditors of specific obligations regarding corporate governance and oversight;
- the requirement that all the members of the audit and corporate governance committees be independent as such term is defined under the new law, except in the case of corporate governance committees for companies with controlling shareholders, in which only a majority of the members must be independent;
- enhanced functions and responsibilities of the audit committee, including (i) evaluation of performance of the external auditors, (ii) review and, discussion of the financial statements of the company and advising the board of directors of the committee's recommendations for approval of such financial statements, (iii) oversight of internal controls and internal audit procedures of the company, (iv) the receipt and analysis of recommendations and observations to its functions from shareholders, members of the board of directors and senior management, and the authority to act upon such recommendations and observations, (v) the authority to call a shareholders' meeting and to contribute to the meeting's agenda and (vi) oversight of the performance of the general manager;

- the requirement that the shareholders' meeting approve all transactions that represent 20% or more of the consolidated assets of the company within a given fiscal year; and
- the inclusion of a new set of rules requiring a company to obtain prior authorization from the CNBV to carry out public offerings of securities and tender offers.

We will amend our bylaws on or before December 2006 to reflect any necessary changes required by the amendments.

Organization and Register

América Móvil is a *sociedad anónima de capital variable* organized in Mexico under the Mexican General Corporations Law (*Ley General de Sociedades Mercantiles*). It was registered in the Public Registry of Commerce of Mexico City on October 13, 2000 under the number 263,770. We will change our corporate form to a *sociedad anónima bursátil* by December 2006, in accordance with the requirements of the new Mexican Securities Markets Law.

Share Capital

Our capital stock comprises Series AA Shares, without par value, Series A Shares, without par value and Series L Shares, without par value. All of the outstanding shares are fully paid and non-assessable.

AA Shares and A Shares have full voting rights. Holders of L Shares may vote only in limited circumstances as described under —*Voting Rights*. The rights of holders of all series of capital stock are otherwise identical except for limitations on non-Mexican ownership of AA Shares. The AA Shares, which must always represent at least 51% of the combined AA Shares and A Shares, may be owned only by holders that qualify as Mexican investors as defined in the Foreign Investment Law and our bylaws. See —*Limitations on Share Ownership*.

Each AA Share or A Share may be exchanged at the option of the holder for one L Share, provided that the AA Shares may never represent less than 20% of our outstanding capital stock or less than 51% of our combined AA Shares and A Shares.

Voting Rights

Each AA Share and A Share entitles the holder thereof to one vote at any meeting of our shareholders. Each L Share entitles the holder to one vote at any meeting at which holders of L Shares are entitled to vote. Holders of L Shares are entitled to vote only to elect two members of the Board of Directors and the corresponding alternate directors and on the following matters:

- the transformation of América Móvil from one type of company to another,
- any merger of América Móvil,
- the extension of our corporate life,
- our voluntary dissolution,
- a change in our corporate purpose,
- a change in our state of incorporation,
- removal of our shares from listing on the Mexican Stock Exchange or any foreign stock exchange, and
- any action that would prejudice the rights of holders of L Shares.

A resolution on any of the specified matters requires the affirmative vote of both a majority of all outstanding shares and a majority of the AA Shares and the A Shares voting together.

Under Mexican law, holders of shares of any series are also entitled to vote as a class on any action that would prejudice the rights of holders of shares of such series, and a holder of shares of such series would be entitled to judicial relief against any such action taken without such a vote. The determination whether an action requires a class vote on these grounds would initially be made by the Board of Directors or other party calling for shareholder action. A negative determination would be subject to judicial challenge by an affected shareholder, and the necessity for a class vote would ultimately be determined by a court. There are no other procedures for determining whether a proposed shareholder action requires a class vote, and Mexican law does not provide extensive guidance on the criteria to be applied in making such a determination.

Shareholders' Meetings

General shareholders' meetings may be ordinary meetings or extraordinary meetings. Extraordinary general meetings are those called to consider certain matters specified in Article 182 of the Mexican General Corporations Law, including, principally, amendments of the bylaws, liquidation, merger and transformation from one type of company to another, as well as to consider the removal of our shares from listing on the Mexican Stock Exchange or any foreign stock exchange. General meetings called to consider all other matters are ordinary meetings. The two directors elected by the holders of L Shares are elected at a special meeting of holders of L Shares. All other matters on which holders of L Shares are entitled to vote would be considered at an extraordinary general meeting. Holders of L Shares are not entitled to attend or address meetings of shareholders at which they are not entitled to vote.

A special meeting of the holders of L Shares must be held each year for the election or ratification of directors and statutory auditors. An ordinary general meeting of the holders of AA Shares and A Shares must be held each year to consider the approval of the financial statements for the preceding fiscal year, to elect or ratify directors and statutory auditors and to determine the allocation of the profits of the preceding year.

The quorum for an ordinary general meeting of the AA Shares and A Shares is 50% of such shares, and action may be taken by a majority of the shares present. If a quorum is not available, a second meeting may be called at which action may be taken by a majority of the AA Shares and A Shares present, regardless of the number of such shares. Special meetings of holders of L Shares are governed by the same rules applicable to ordinary general meetings of holders of AA Shares and A Shares. The quorum for an extraordinary general meeting at which holders of L Shares may not vote is 75% of the AA shares and A Shares, and the quorum for an extraordinary general meeting at which holders of L Shares are entitled to vote is 75% of the outstanding capital stock. If a quorum is not available in either case, a second meeting may be called and action may be taken, provided a majority of the shares entitled to vote is present. Whether on first or second call, actions at an extraordinary general meeting may be taken by a majority vote of the AA Shares and A Shares outstanding and, on matters which holders of L Shares are entitled to vote, a majority vote of all the capital stock.

Holders of 20% of our outstanding capital stock may have any shareholder action set aside by filing a complaint with a court of law within 15 days after the close of the meeting at which such action was taken and showing that the challenged action violates Mexican law or our bylaws. In addition, any holder of our capital stock may bring an action at any time within five years challenging any shareholder action. Relief under these provisions is only available to holders:

- who were entitled to vote on, or whose rights as shareholders were adversely affected by, the challenged shareholder action, and
- whose shares were not represented when the action was taken or, if represented, were voted against it.

Shareholders' meetings may be called by the Board of Directors, its chairman, its secretary or a court. In addition, under the new Mexican Securities Market Law, the Audit Committee, acting by majority vote, may call a shareholders' meeting. The Board of Directors or the statutory auditors may be required to call a meeting of shareholders by the holders or 10% of the outstanding capital stock. Notice of meetings must be published in the

Diario Oficial de la Federación (Official Gazette of the Federation) or a newspaper of general circulation in Mexico City at least 15 days prior to the meeting. In order to attend a meeting, shareholders must deposit their shares at the office of our corporate secretary with a Mexican or foreign banking institution or with a Mexican exchange broker. If so entitled to attend the meeting, a shareholder may be represented by proxy. The depositary for the L Share ADSs and the A Share ADSs does not satisfy this requirement, so ADS holders are not entitled to attend shareholder meetings. However, ADS holders may still vote through the depositary.

Dividend Rights

At the annual ordinary general meeting of holders of AA Shares and A Shares, the Board of Directors submits our financial statements for the previous fiscal year, together with a report thereon by the Board, to the holders of AA Shares and A Shares for approval. The holders of AA Shares and A Shares, once they have approved the financial statements, determine the allocation of our net profits for the preceding year. They are required by law to allocate 5% of such net profits to a legal reserve, which is not thereafter available for distribution except as a stock dividend, until the amount of the legal reserve equals 20% of our capital stock. The remainder of net profits is available for distribution.

All shares outstanding at the time a dividend or other distribution is declared are entitled to participate in such dividend or other distribution, subject to certain preferential rights of the L Shares. See "—Preferential Rights of L Shares."

Preferential Rights of L Shares

Holders of L Shares are entitled to receive a cumulative preferred annual dividend of 0.00125 pesos per share before any dividends are payable in respect of any other class of América Móvil capital stock. If we pay dividends with respect to any fiscal year in addition to the L Share preferred dividend, such dividends must be allocated:

- first, to the payment of dividends with respect to the A Share and AA Shares, in an equal amount per share, up to the amount of the L Share preferred dividend, and
- second, to the payment of dividends with respect to all classes of América Móvil shares such that the dividend per share is equal.

Upon liquidation of América Móvil, holders of L Shares will be entitled to a liquidation preference equal to:

- accrued but unpaid L Share preferred dividends, plus
- 0.025 pesos per share (representing the capital attributable to such shares as set forth in our bylaws) before any distribution is made in respect of our other capital stock in accordance with Article 113 of the Mexican General Corporations Law.

Following payment in full of any such amount, holders of AA Shares and A Shares are entitled to receive, if available, an amount per share equal to the liquidation preference paid per L Share. Following payment in full of the foregoing amounts, all shareholders share equally, on a per share basis, in any remaining amounts payable in respect of our capital stock.

Limitation on Capital Increases

Our bylaws require that any capital increase be represented by new shares of each series in proportion to the number of shares of each series outstanding.

Preemptive Rights

In the event of a capital increase, except in certain circumstances such as mergers, convertible debentures, public offers and placement of repurchased shares, a holder of existing shares of a given series has a preferential right to subscribe for a sufficient number of shares of the same series to maintain the holder's existing proportionate holdings of shares of that series. Preemptive rights must be exercised within the next 15 calendar days following the publication of notice of the capital increase in the *Diario Oficial de la Federación* (Official Gazette of the Federation) and a newspaper of general circulation in Mexico City. Under Mexican law, preemptive rights cannot be traded separately from the corresponding shares that give rise to such rights. As a result, there is no trading market for the rights in connection with a capital increase. Holders of ADSs may exercise preemptive rights only through the depositary. We are not required to take steps that may be necessary to make this possible.

Limitations on Share Ownership

Our bylaws provide that at least 20% of our capital stock must consist of AA Shares. Our bylaws also provide that A Shares and L Shares together cannot represent more than 80% of our capital stock. AA shares can only be held or acquired by:

- Mexican citizens,
- Mexican corporations whose capital stock is held completely by Mexican citizens and whose articles of incorporation contain a foreigner exclusion clause,
- Mexican corporations whose articles of incorporation provide that at least 51% of their capital stock may only be held or acquired by (i) Mexican citizens, (ii) Mexican corporations whose articles of incorporation contain a foreigner exclusion clause or (iii) Mexican corporations that allow minority foreign participation,
- Mexican credit and insurance companies,
- Mexican investment companies operating under the Investment Companies Law and Mexican institutional investors as defined in the Mexican Securities Market Law, and
- Trusts expressly permitted to acquire AA Shares in accordance with Mexican law and in which (i) the majority of the trustee's rights are held by Mexican citizens, corporations whose capital stock is completely held by Mexican citizens, and Mexican credit, insurance and investment companies or (ii) the AA Shares controlled by the trust represent a minority of the outstanding AA Shares and are voted in the same manner as the majority of the outstanding AA Shares.

If foreign governments or states acquire our AA Shares, such shares would immediately be rendered without effect or value.

Non-Mexican investors cannot hold AA Shares except through trusts that effectively neutralize their votes. SBCI, one of our shareholders, holds its AA Shares through a trust that has been approved by relevant authorities in Mexico for this purpose.

Restrictions on Certain Transactions

Our bylaws provide that any transfer of more than 10% of the combined A Shares and AA Shares, effected in one or more transactions by any person or group of persons acting in concert, requires prior approval by our Board of Directors. If the Board of Directors denies such approval, however, Mexican law and our bylaws require it to designate an alternate transferee, who must pay market price for the shares as quoted on the Mexican Stock Exchange.

Restrictions on Deregistration in Mexico

Our shares are registered with the National Registry for Securities, as required under the Securities Market Law and regulations issued by the CNBV.

If we wish to cancel our registration, or if it is cancelled by the CNBV, the stockholders having the majority of the ordinary shares or that may, on any basis, impose decisions at shareholders' meetings, or appoint the majority of the Board of Directors of the Company at that time will be required to make a public offer to purchase all outstanding shares prior to such cancellation.

Unless the CNBV authorizes otherwise, the offer price will be the higher of: (i) the average of the closing price during the previous 30 days on which the shares may have been quoted, or (ii) the book value of the shares in accordance with the most recent quarterly report submitted to the CNBV and to the Mexican Stock Exchange.

In order to comply with the Rules, at the extraordinary shareholders meeting held in December 8, 2003, we amended certain articles of our bylaws. Some of the amendments were made to comply with certain new requirements for the delisting and cancellation of the registration of the shares of the company. As a result, our bylaws now provide that if, after the public offer is concluded, there are still outstanding shares held by the general public, the shareholders that control América Móvil will be required to create a trust for a period of six months, into which such controlling shareholders will be required to contribute funds in an amount sufficient to purchase, at the same price as the offer price, the number of outstanding shares held by the general public. Within the five days prior to the commencement of the public offer, after taking into account the opinion of the audit committee, our Board of Directors must publish its opinion regarding the offer price.

Tender Offer Rules

Our bylaws provide that any purchasers or group of purchasers that obtain or increase a significant participation (*i.e.*, 30% or more) in the capital stock of the company, without conducting a previous public offer in accordance with the applicable rules issued by the CNBV, would not have the right to exercise the corporate rights of their shares, and that the company will not register such shares in the share registry book.

Other Provisions

Variable capital. We are permitted to issue shares constituting fixed capital and shares constituting variable capital. All of our outstanding shares of capital stock constitute fixed capital. The issuance of variable-capital shares, unlike the issuance of fixed-capital shares, does not require an amendment of the bylaws, although it does require a majority vote of the AA Shares and the A Shares. Under Mexican law and our bylaws, if we issued variable-capital shares, any holder of such shares would be entitled to redeem them at the holder's option at any time at a redemption price equal to the lower of:

- 95% of the average market value of such shares on the Mexican Stock Exchange for 30 trading days preceding the date on which the exercise of the option is effective and
- the book value of such shares at the end of the fiscal year in which the exercise of the option is effective.

The redemption price would be payable following the annual ordinary general meeting of holders of AA Shares and A Shares at which the relevant annual financial statements were approved.

Forfeiture of shares. As required by Mexican law, our bylaws provide that "any alien who at the time of incorporation or at any time thereafter acquires an interest or participation in the capital of the corporation shall be considered, by virtue thereof, as Mexican in respect thereof and shall be deemed to have agreed not to invoke the protection of his own government, under penalty, in case of breach of such agreement, of forfeiture to the nation of such interest or participation." Under this provision a non-Mexican shareholder is deemed to have agreed not to invoke the protection of his own government by asking such government to interpose a diplomatic claim against the Mexican government with respect to the shareholder's rights as a shareholder, but is not deemed to have waived any other rights it may have, including any rights under the U.S. securities laws, with respect to its investment in América Móvil. If the shareholder invokes such governmental protection in violation of this agreement, its shares could be forfeited to the Mexican government. Mexican law requires that such a provision be included in the bylaws of all Mexican corporations unless such bylaws prohibit ownership of shares by non-Mexican persons.

Exclusive jurisdiction. Our bylaws provide that legal actions relating to the execution, interpretation or performance of the bylaws shall be brought only in Mexican courts.

Duration. América Móvil's existence under the bylaws continues indefinitely.

Purchase of our own shares. According to the bylaws, we may repurchase our shares on the Mexican Stock Exchange at any time at the then prevailing market price. Any such repurchase must conform to guidelines established by the Board of Directors, and the amount available to repurchase shares must be approved by the general ordinary shareholders meeting. In the event of any such repurchase, our capital stock will be reduced automatically in an amount equal to the assumed par value of each repurchased share (determined by dividing our outstanding capital stock by the number of shares outstanding immediately prior to such repurchase); if the purchase price of such shares exceeds the assumed par value, the difference will be charged against amounts allocated from net earnings to a special reserve created for the repurchase of shares. Repurchased shares will be held as treasury stock, pending future sales thereof on the Mexican Stock Exchange or cancellation. Our capital stock is automatically increased upon the resale of such shares in an amount equal to their assumed par value; any excess amount is allocated to the special reserve referred to above. The economic and voting rights corresponding to repurchased shares may not be exercised during the period in which we own such shares, and such shares are not deemed to be outstanding for purposes of calculating any quorum or vote at any shareholders' meeting during such period.

Conflict of interest. A shareholder that votes on a business transaction in which its interest conflicts with América Móvil's may be liable for damages, but only if the transaction would not have been approved without its vote.

Appraisal rights. Whenever the shareholders approve a change of corporate purposes, change of nationality of the corporation or transformation from one type of company to another, any shareholder entitled to vote on such change that has voted against it may withdraw from América Móvil and receive the book value attributable to its shares, provided it exercises its right within 15 days following the adjournment of the meeting at which the change was approved.

Rights of Shareholders

The protections afforded to minority shareholders under Mexican law are different from those in the United States and many other jurisdictions. The substantive law concerning fiduciary duties of directors has not been the subject of extensive judicial interpretation in Mexico, unlike many states in the United States where duties of care and loyalty elaborated by judicial decisions help to shape the rights of minority shareholders. Mexican civil procedure does not contemplate class actions, which permit shareholders in U.S. courts to bring actions on behalf of other shareholders. Shareholders cannot challenge corporate action taken at a shareholders' meeting unless they meet certain procedural requirements, as described above under "Shareholders' Meetings."

As a result of these factors, in practice it may be more difficult for our minority shareholders to enforce rights against us or our directors or controlling shareholders than it would be for shareholders of a U.S. company.

In addition, under the U.S. securities laws, as a foreign private issuer we are exempt from certain rules that apply to domestic U.S. issuers with equity securities registered under the U.S. Securities Exchange Act of 1934, including the proxy solicitation rules and the rules requiring disclosure of share ownership by directors, officers and certain shareholders. We are also exempt from the corporate governance requirements of the New York Stock Exchange and NASDAQ, except that since July 2005 we are subject to the requirements concerning audit committees and independent directors adopted pursuant to the Sarbanes-Oxley Act of 2002. For a comparison of our corporate governance policies and the corporate governance requirements of the New York Stock Exchange and NASDAQ, see "Corporate Governance" under this Item 10.

Enforceability of Civil Liabilities

América Móvil is organized under the laws of Mexico, and most of our directors, officers and controlling persons reside outside the United States. In addition, all or a substantial portion of our assets and their assets are located in Mexico. As a result, it may be difficult for investors to effect service of process within the United States on such persons. It may also be difficult to enforce against them, either inside or outside the United States, judgments obtained against them in U.S. courts, or to enforce in U.S. courts judgments obtained against them in courts in jurisdictions outside the United States, in any action based on civil liabilities under the U.S. federal securities laws. There is doubt as to the enforceability against such persons in Mexico, whether in original actions or in actions to enforce judgments of U.S. courts, of liabilities based solely on the U.S. federal securities laws.

CERTAIN CONTRACTS

Telcel holds concessions granted by the Mexican Communications Ministry with respect to its licenses in each of the nine regions in Mexico. See "Mexican Operations—Regulation" under Item 4. A number of our subsidiaries and affiliates also hold concessions granted by regulatory authorities in the countries in which they operate. See "Mexican Operations," "Non-Mexican Operations—Telecom Americas" and "Other Investments" under Item 4.

Our agreements with related parties are described in "Related Party Transactions" under Item 7.

EXCHANGE CONTROLS

Mexico has had a free market for foreign exchange since 1991, and the government has allowed the peso to float freely against the U.S. dollar since December 1994. There can be no assurance that the government will maintain its current foreign exchange policies. See "Exchange Rates" under Item 3.

CORPORATE GOVERNANCE PRACTICES

Pursuant to Section 303A.11 of the Listed Company Manual of the New York Stock Exchange (NYSE) and Rule 4350(a)(1) of the NASDAQ Stock Market, Inc. (NASDAQ) Marketplace Rules, we are required to provide a summary of the significant ways in which our corporate governance practices differ from those required for U.S. companies under the NYSE and NASDAQ listing standards.

The table below discloses the significant differences between our corporate governance practices and the NYSE and NASDAQ standards. This table includes only a brief summary description of our corporate governance practices. Some of our practices are summarized in further detail above under Item 6.

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices
Distribution of Annual and Interim Reports. *Annual reports must be distributed to shareholders no later than 120 days after the close of each fiscal year. §203.01*	***Distribution of Annual and Interim Reports.*** *Annual reports must be filed with NASDAQ and distributed to shareholders prior to a listed company's annual meeting. Rule 4350(b)*	***Distribution of Annual and Interim Reports.*** We make available an annual report containing audited consolidated financial statements during our annual meeting of shareholders. We distribute a copy of the report to our ADS holders of record. We also file an annual report on Form 20-F with the SEC. This filing is required to be made within six months after fiscal year end. We publish our quarterly interim results within 45 days after quarter end. Our interim results are not reconciled to U.S. GAAP. A copy of our interim results is submitted to the SEC on Form 6-K. We make our annual and interim reports available to shareholders at our corporate headquarters and on our website.
Director Independence. *Majority of board of directors must be independent. "Controlled companies," which would include our company if we were a U.S. issuer, are exempt from this requirement. A controlled company is one in which more than 50% of the voting power is held by an individual, group or another company, rather than the public. §303A.01*	***Director Independence.*** *Majority of board of directors must be independent and directors deemed independent must be identified in a listed company's proxy statement (or annual report on Form 10-K or 20-F if the issuer does not file a proxy statement). "Controlled companies," which would include our company if we were a U.S. issuer, are exempt from this requirement. A controlled company is one in which more than 50% of the voting power is held by an individual, group or another company, rather than the public.*	***Director Independence.*** Pursuant to the Mexican Securities Market Law, our shareholders are required to appoint a board of directors of no more than 21 members, 25% of whom must be independent. Certain persons are *per se* non-independent, including insiders, control persons, major suppliers and any relatives of such persons. In accordance with the new Mexican Securities Market Law, our shareholders' meeting is required to make a determination as to the independence of our directors, though such determination may be challenged

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices
	Rules 4350(c)(1) & (c)(5).	by the CNBV. There is no exemption from the independence requirement for controlled companies. Our bylaws provide for an executive committee of our board of directors. The executive committee is currently composed of three members, and the applicable Mexican rules do not require any of the members to be independent. The executive committee may generally exercise the powers of our board of directors, subject to certain exceptions, and our board of directors is required to consult with the executive committee with respect to certain matters. Our Chief Executive Officer is a member of our board of directors and the executive committee.
Executive Sessions. *Non-management directors must meet regularly in executive sessions without management. Independent directors should meet alone in an executive session at least once a year. §303A.03*	***Executive Sessions.*** *Independent directors must meet regularly in executive sessions at which only independent directors are present. Rule 4350(c)(2).*	***Executive Sessions.*** Our non-management directors have not held executive sessions without management in the past, and they are not required to do so.
Nominating/Corporate Governance Committee. *Nominating/corporate governance committee of independent directors is required. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. "Controlled companies" are exempt from these requirements. §303A.04*	***Nominating Committee.*** *Director nominees must be selected, or recommended for the board's selection, either by a nominating committee comprised solely of independent directors or by a majority of independent directors. Each listed company also must certify that it has adopted a formal charter or board resolution addressing the nominations process. "Controlled companies" are exempt from this requirement. Rules 4350(c)(4) & (c)(5).*	***Nominating Committee.*** We currently do not have a nominating committee or a corporate governance committee. We are not required to have a nominating committee. However, Mexican law requires us to have one or more committees that oversee certain corporate practices, including appointment of directors and executives. Under the new Mexican Securities Markets Law, committees overseeing certain corporate practices must be composed of independent directors. However, in the case of controlled companies, such as ours, only a majority of the committee members must be independent.

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices
		Under the new Mexican Securities Markets Law, certain corporate governance functions must be delegated to one or more committees. We have until December 2006 to amend our bylaws to effect those changes. *See Item 6. Directors, Senior Management and Employees–New Mexican Securities Market Law.* As a controlled company, we would be exempt from this requirement if we were a U.S. issuer.
Compensation Committee. *Compensation committee of independent directors is required, which must evaluate and approve executive officer compensation. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. "Controlled companies" are exempt from this requirement. §303A.05*	***Compensation Committee.*** *CEO compensation must be determined, or recommended to the board for determination, either by a compensation committee comprised solely of independent directors or a majority of the independent directors and the CEO may not be present during voting or deliberations. Compensation of all other executive officers must be determined in the same manner, except that the CEO, and any other executive officers, may be present. "Controlled companies" are exempt from this requirement. Rules 4350(c)(3) & (c)(5).*	***Compensation Committee***. As recommended by the Mexican Code of Best Corporate Practices, we have a compensation committee comprised solely of independent directors under the Mexican Securities Market Law. The compensation committee makes recommendations to the Board of Directors regarding executive compensation. As a controlled company, we would be exempt from this requirement if we were a U.S. issuer.
Audit Committee. *Audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act and the more stringent requirements under the NYSE standards is required. §§303A.06, 303A.07*	***Audit Committee.*** *Audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act and the more stringent requirements under the NASDAQ standards is required. Rule 4350(d)*	***Audit Committee.*** We have an audit committee of three members. Each member of the audit committee is independent, as independence is defined under the Mexican Securities Market Law, and also meets the independence requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended. Our audit committee operates primarily pursuant to (1) a written charter adopted by our board of directors, which assigns to the committee responsibility over those matters required by Rule 10A-3 and (2) Mexican law. For a more detailed

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices
		description of the duties of our audit committee, see *Item 6. Directors, Senior Management and Employees-Audit Committee.* We also have an internal audit department.
Equity Compensation Plans. *Equity compensation plans require shareholder approval, subject to limited exemptions. §§303A.08 & 312.03*	***Equity Compensation Plans.*** *Equity compensation plans require shareholder approval, subject to limited exemptions. Rule 4350(i)(1)(A).*	***Equity Compensation Plans.*** Shareholder approval is expressly required under Mexican law for the adoption and amendment of an equity-compensation plan. Such plans must provide for similar treatment of executives in comparable positions.
Shareholder Approval for Issuance of Securities. *Issuances of securities (1) that will result in a change of control of the issuer, (2) that are to a related party or someone closely related to a related party, (3) that have voting power equal to at least 20% of the outstanding common stock voting power before such issuance or (4) that will increase the number of shares of common stock by at least 20% of the number of outstanding shares before such issuance, require shareholder approval. §§312.03(b)-(d)*	***Shareholder Approval for Issuance of Securities.*** *Issuances of securities (1) that will result in a change of control of the issuer, (2) in connection with certain acquisitions of the stock or assets of another company or (3) in connection with certain transactions other than public offerings, require shareholder approval. Rules 4350(i)(1)(B)-(D).*	***Shareholder Approval for Issuance of Securities.*** Mexican law requires us to obtain shareholder approval of the issuance of equity securities. Treasury stock, however, may be issued by the board of directors without shareholder approval.
Code of Business Conduct and Ethics. *Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver for directors or executive officers. The code must contain compliance standards and procedures that will facilitate the effective operation of the code. §303A.10*	***Code of Business Conduct and Ethics.*** *Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver and the reasons for such waiver for directors or executive officers. The code must include an enforcement mechanism. Rule 4350(n).*	***Code of Business Conduct and Ethics.*** We have adopted a code of ethics, which has been accepted by all of our directors and executive officers and other personnel. A copy of our code of ethics is available on our website www.americamovil.com.
Conflicts of Interest. *Determination of how to review and oversee related party transactions is left to the listed company. The audit committee or comparable body, however, could be considered the forum for such review and oversight. §307.00. Certain issuances of common stock to a related party require shareholder approval. §312.03(b)*	***Conflicts of Interest.*** *Appropriate review of all related party transactions for potential conflict of interest situations and approval by an audit committee or another independent body of the board of directors of such transactions is required. Rule 4350(h).*	***Conflicts of Interest.*** In accordance with Mexican law, an independent audit committee must provide an opinion to the board of directors regarding any transaction with a related party that is outside of the ordinary course of business, which must be approved by the board of directors. Pursuant to the new Mexican Securities Market

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices
		Law, our board of directors will establish certain guidelines regarding related party transactions that do not require specific board approval.
Solicitation of Proxies. *Solicitation of proxies and provision of proxy materials is required for all meetings of shareholders. Copies of such proxy solicitations are to be provided to NYSE. §§402.00 & 402.04*	***Solicitation of Proxies.*** *Solicitation of proxies and provision of proxy materials is required for all meetings of shareholders. Copies of such proxy solicitations are to be provided to NASDAQ. Rule 4350(g).*	***Solicitation of Proxies.*** We are not required under Mexican law to solicit proxies meetings of shareholders. Under the new Mexican Securities Market Law, we will have to make available proxy materials prior to the meeting of the shareholders. In accordance with Mexican law and our bylaws, we inform shareholders of all meetings by public notice, which states the requirements for admission to the meeting. Under the deposit agreement relating to our ADSs, holders of our ADSs receive notices of shareholders' meetings and, where applicable, instructions on how to instruct the depositary to vote at the meeting. Under the deposit agreement relating to our ADS, we may direct the voting of any ADS as to which no voting instructions are received by the depositary, except with respect to any matter where substantial opposition exists or that materially and adversely affects the rights of holders.
	Peer Review. *A listed company must be audited by an independent public accountant that (i) has received an external quality control review by an independent public accountant ("peer review") that determines whether the auditor's system of quality control is in place and operating effectively and whether established policies and procedures and applicable auditing standards are being followed or (ii) is enrolled in a peer review program and within 18 months receives a peer review that meets acceptable guidelines. Rule 4350(k)*	***Peer Review.*** Under Mexican law we must be audited by an independent public accountant that has received a "quality control review" as defined by the CNBV. Mancera, S.C., a member practice of Ernst & Young Global, our independent auditor, is not subject to "peer review" as such term is defined in Marketplace Rule 4350(k).

TAXATION

The following summary contains a description of certain Mexican federal and U.S. federal income tax consequences of the acquisition, ownership and disposition of L Shares, A Shares, L Share ADSs or A Share ADSs, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase or hold shares or ADSs.

The Convention for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion and a Protocol thereto (the "Tax Treaty") between the United States and Mexico entered into force on January 1, 1994. The United States and Mexico have also entered into an agreement concerning the exchange of information with respect to tax matters.

This discussion does not constitute, and should not be considered as, legal or tax advice to holders. The discussion is for general information purposes only and is based upon the federal tax laws of Mexico (including the Mexican Income Tax Law and the Mexican Federal Tax Code) and the United States as in effect on the date of this annual report (including the Tax Treaty), which are subject to change, and such changes may have retroactive effect. Holders of shares or ADSs should consult their own tax advisers as to the Mexican, U.S. or other tax consequences of the purchase, ownership and disposition of shares or ADSs, including, in particular, the effect of any foreign, state or local tax laws.

Mexican Tax Considerations

The following is a general summary of the principal consequences under the Mexican Income Tax Law (*Ley del Impuesto sobre la Renta*) and rules and regulations thereunder, as currently in effect, of an investment in shares or ADSs by a holder that is not a resident of Mexico and that will not hold shares or ADSs or a beneficial interest therein in connection with the conduct of a trade or business through a permanent establishment in Mexico (a "nonresident holder").

For purposes of Mexican taxation, tax residency is a highly technical definition that involves the application of a number of factors. Generally, an individual is a resident of Mexico if he or she has established his or her home in Mexico, and a corporation is considered a resident if it is incorporated under the laws of Mexico or it has its center of interests in Mexico. However, any determination of residence should take into account the particular situation of each person or legal entity.

Tax Treaties

Provisions of the Tax Treaty that may affect the taxation of certain U.S. holders (as defined below) are summarized below.

The Mexican Income Tax Law has established procedural requirements for a holder disposing of his shares to be entitled to the benefits under any of the tax treaties to which Mexico is a party. These procedural requirements include among others the obligation to (i) prove tax treaty residence, (ii) present tax calculations made by authorized certified public accountants and (iii) appoint representatives in Mexico for taxation purposes.

Payment of Dividends

Dividends, either in cash or in kind, paid with respect to the L Shares, A Shares, L Share ADSs or A Share ADSs will not be subject to Mexican withholding tax.

Taxation of Dispositions

Under current Mexican law and regulations, there is no basis for the Mexican tax authorities to impose taxes on income realized by a nonresident holder from a disposition of ADSs, provided that (i) the transaction is carried out through (a) the Mexican Stock Exchange, (b) other securities exchanges or markets approved by the

Mexican Ministry of Finance or (c) other securities exchanges or markets with ample securities trading that are located in countries with which Mexico has entered into an income tax treaty, such as the New York Stock Exchange, the Frankfurt Stock Exchange, NASDAQ and the *Mercado de Valores Latinoamericanos en Euros* (LATIBEX), and (ii) certain other requirements are met. In addition, income realized by a nonresident holder from tendering shares or ADSs pursuant to a public tender offer may be exempt from Mexican taxation, provided that certain requirements are met. Sales or other dispositions of shares or ADSs carried out in other circumstances generally are subject to Mexican tax, except to the extent that a nonresident holder is eligible for benefits under an income tax treaty to which Mexico is a party.

For non-resident corporations and individuals that do not meet the requirements above mentioned, gross income obtained on the sale or disposition of shares will be subject to 5% tax if the transaction is carried out through the Mexican Stock Exchange or other securities markets approved by the Mexican Ministry of Finance. Under certain circumstances, non-resident corporations and individuals, alternatively, may elect to pay a 20% tax on the net amount of the transaction.

Pursuant to the Tax Treaty, gains realized by a U.S. resident which is eligible to receive benefits pursuant to the Tax Treaty from the sale or other disposition of shares, even if the sale or disposition is not carried out under the circumstances described in the preceding paragraphs, will not be subject to Mexican income tax, provided that the gains are not attributable to a permanent establishment or a fixed base in Mexico, and further provided that such U.S. holder owned less than 25% of the shares representing our capital stock (including ADSs), directly or indirectly, during the 12-month period preceding such disposition. U.S. residents should consult their own tax advisors as to their possible eligibility under the treaty.

Gains realized by other nonresident holders that are eligible to receive benefits pursuant to other income tax treaties to which Mexico is a party may be exempt from Mexican income tax in whole or in part. Non-U.S. holders should consult their own tax advisers as to their possible eligibility under such treaties.

In other cases, nonresident holders will be subject to Mexican income tax on the sale or other disposition of shares or ADSs at a 25% rate on the gross amount. Such nonresident holders should consult with their own tax advisers as to how Mexican income tax would apply to their circumstances.

If a corporation is a resident in a tax haven (as defined by the Mexican Income Tax Law), the applicable rate will be 40% on the gross income obtained.

Other Mexican Taxes

Under certain circumstances, a nonresident holder will not be liable for estate, inheritance or similar taxes with respect to its holdings of shares or ADSs; provided, however, that gratuitous transfers of shares may in certain circumstances result in imposition of a Mexican tax upon the recipient. There are no Mexican stamp, issue registration or similar taxes payable by a nonresident holder with respect to shares or ADSs.

U.S. Federal Income Tax Considerations

The following is a summary of certain U.S. federal income tax consequences to U.S. holders (as defined below) of the acquisition, ownership and disposition of shares or ADSs. The summary does not purport to be a comprehensive description of all of the tax consequences of the acquisition, ownership or disposition of shares or ADSs. The summary applies only to U.S. holders that will hold their shares or ADSs as capital assets and does not apply to special classes of U.S. holders such as dealers in securities or currencies, holders with a functional currency other than the U.S. dollar, holders of 10% or more of our voting shares (whether held directly or through ADSs or both), tax-exempt organizations, financial institutions, holders liable for the alternative minimum tax, securities traders electing to account for their investment in their shares or ADSs on a mark-to-market basis, and persons holding their shares or ADSs in a hedging transaction or as part of a straddle or conversion transaction.

For purposes of this discussion, a "U.S. holder" is a holder of shares or ADSs that is:

- a citizen or resident of the United States of America,
- a corporation organized under the laws of the United States of America or any state thereof, or
- otherwise subject to U.S. federal income taxation on a net income basis with respect to the shares or ADSs.

Each U.S. holder should consult such holder's own tax advisor concerning the overall tax consequences to it of the ownership or disposition of shares or ADSs that may arise under foreign, state and local laws.

Treatment of ADSs

In general, a U.S. holder of ADSs will be treated as the owner of the shares represented by those ADSs for U.S. federal income tax purposes. Deposits or withdrawals of shares by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes. U.S. holders that withdraw any shares should consult their own tax advisors regarding the treatment of any foreign currency gain or loss on any pesos received in respect of such shares.

Taxation of Distributions

In this discussion, we use the term "dividends" to mean distributions paid out of our current or accumulated earnings and profits with respect to shares or ADSs. In general, the gross amount of any dividends will be includible in the gross income of a U.S. holder as ordinary income on the day on which the dividends are received by the U.S. holder, in the case of shares, or by the depositary, in the case of ADSs. Dividends will be paid in pesos and will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date that they are received by the U.S. holder, in the case of shares, or by the depositary, in the case of ADSs (regardless of whether such pesos are in fact converted into U.S. dollars on such date). If such dividends are converted into U.S. dollars on the date of receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividends. U.S. holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any pesos received by a U.S. holder or depositary that are converted into U.S. dollars on a date subsequent to receipt. Dividends paid by us will not be eligible for the dividends-received deduction allowed to corporations under the U.S. Internal Revenue Code of 1986, as amended (the "Code").

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are "qualified dividends." Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid a passive foreign investment company ("PFIC"). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to the 2005 taxable year. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2006 taxable year. Based on existing guidance, it is not entirely clear whether dividends received with respect to the shares will be treated as qualified dividends, because the shares are not themselves listed on a U.S. exchange. In addition, the U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or common stock and intermediaries though whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. Holders of ADSs and common shares should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

Distributions of additional shares or ADSs to U.S. holders with respect to their shares or ADSs that are made as part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

Taxation of Dispositions

A U.S. holder generally will recognize capital gain or loss on the sale or other disposition of the shares or ADSs in an amount equal to the difference between the U.S. holder's basis in such shares or ADSs (in U.S. dollars) and the amount realized on the disposition (in U.S. dollars, determined at the spot rate on the date of disposition if the amount realized is denominated in a foreign currency). Gain or loss recognized by a U.S. holder on such sale or other disposition generally will be long-term capital gain or loss if, at the time of disposition, the shares or ADSs have been held for more than one year. Long-term capital gain recognized by a U.S. holder that is an individual is taxed at reduced rates of tax. The deduction of a capital loss is subject to limitations for U.S. federal income tax purposes.

Gain, if any, realized by a U.S. holder on the sale or other disposition of the shares or ADSs generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Consequently, if a Mexican withholding tax is imposed on the sale or disposition of the shares, a U.S. holder that does not receive significant foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of these Mexican taxes. U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, the shares.

Information Reporting and Backup Withholding

Dividends on, and proceeds from the sale or other disposition of, the shares or ADSs paid to a U.S. holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the holder:

- establishes that it is a corporation or other exempt holder, or
- provides an accurate taxpayer identification number on a properly completed Internal Revenue Service Form W-9 and certifies that no loss of exemption from backup withholding has occurred.

The amount of any backup withholding from a payment to a holder will be allowed as a credit against the U.S. holder's U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is furnished to the Service.

U.S. Tax Consequences for Non-U.S. holders

Distributions. A holder of shares or ADSs that is, with respect to the United States, a foreign corporation or a non-resident alien individual (a "non-U.S. holder") generally will not be subject to U.S. federal income or withholding tax on dividends received on shares or ADSs, unless such income is effectively connected with the conduct by the holder of a U.S. trade or business.

Dispositions. A non-U.S. holder of shares or ADSs will not be subject to U.S. federal income or withholding tax on gain realized on the sale of shares or ADSs, unless:

- such gain is effectively connected with the conduct by the holder of a U.S. trade or business, or
- in the case of gain realized by an individual holder, the holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

Information Reporting and Backup Withholding. Although non-U.S. holders generally are exempt from backup withholding, a non-U.S. holder may be required to comply with certification and identification procedures in order to establish its exemption from information reporting and backup withholding.

DOCUMENTS ON DISPLAY

We file reports, including annual reports on Form 20-F, and other information with the Securities and Exchange Commission pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at its public reference rooms in Washington, D.C., at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. As a foreign private issuer, we have been required to make filings with the SEC by electronic means since November 2002. Any filings we make electronically will be available to the public over the Internet at the SEC's web site at *http://www.sec.gov* and at our website at http://www.americamovil.com. (This URL is intended to be an inactive textual reference only. It is not intended to be an active hyperlink to our website. The information on our website, which might be accessible through a hyperlink resulting from this URL, is not and shall not be deemed to be incorporated into this annual report.)

Item 11. Quantitative and Qualitative Disclosures about Market Risk

EXCHANGE RATE AND INTEREST RATE RISKS

We are exposed to market risk principally from changes in interest rates and currency exchange rates. Interest rate risk exists principally with respect to our net financial liabilities bearing interest at floating rates. Interest rate risk also exists with respect to the fair value of fixed-rate financial assets and liabilities. Exchange rate risk exists with respect to our financial assets and liabilities denominated in currencies other than Mexican pesos, principally on our U.S. dollar denominated debt. We are also subject to exchange rate risks with respect to our investments outside Mexico.

At December 31, 2005, we had approximately Ps. 7,342 million (as compared to Ps. 14,241 million as of December 31, 2004) in financial assets denominated in currencies other than Mexican pesos, principally consisting of cash, short-term investments and marketable securities, and approximately Ps. 40,978 million (as compared to Ps. 45,439 million as of December 31, 2004) in financial liabilities denominated in currencies other than Mexican pesos, consisting of debt. Approximately 92.4% of our non-peso indebtedness as of December 31, 2005 was denominated in U.S. dollars, whereas only a small portion of our operating cash flow is denominated in U.S. dollars. As of December 31, 2005, we had Ps. 27,826 million of debt that bore interest at floating rates.

We regularly assess our interest rate and currency exchange exposures and determine whether to adjust or hedge our position. We may use derivative instruments to hedge or adjust our exposures. Our hedging practices vary from time to time depending on our judgment of the level of risk, expectations as to interest or exchange rate movements and the costs of using derivative instruments. See "Risk Management" under Item 5. We have also used derivative instruments from to time to seek to reduce our costs of financing. We may stop using derivative instruments or modify our practices at any time.

SENSITIVITY ANALYSIS DISCLOSURES

The potential increase in net debt and corresponding foreign exchange loss, taking account our hedging transactions, that would have resulted as a December 31, 2005 from a hypothetical, instantaneous 10% depreciation of all of our operating currencies against the U.S. dollar, would have been approximately Ps. 2,207 million. Such depreciation would have also resulted in additional interest expense of approximately Ps. 166.8 million per annum, reflecting the increased costs of servicing foreign currency indebtedness.

A hypothetical, immediate increase of 100 basis points in the interest rates applicable to our floating rate financial liabilities at December 31, 2005 would have resulted in additional interest expense of approximately Ps. 166.1 million per year, assuming no change in the principal amount of such indebtedness.

The above sensitivity analyses are based on the assumption of unfavorable movements in exchange or interest rates applicable to each homogeneous category of financial assets and liabilities. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same exchange rate or interest rate movement with each homogeneous category. As a result, exchange rate risk and interest rate risk sensitivity analysis may overstate the impact of exchange rate or interest rate fluctuations for such financial instruments, as consistently unfavorable movements of all exchange rates or interest rates are unlikely.

Items 12-14. Not Applicable

Item 15. Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2005. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

During 2005, we took steps to prepare for the application of the provisions requiring the maintenance and evaluation of internal control over financial reporting under Rule 13a-15 of the Exchange Act, which are applicable to us starting in 2006. Except for there steps, there has been no change in our internal control over financial reporting during 2005 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Our Board of Directors has determined that Carlos Bremer Gutiérrez qualifies as an "audit committee financial expert", and Mr. Bremer Gutiérrez is independent, within the meaning of this Item 16A.

Item 16B. Code of Ethics

We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Securities Exchange Act of 1934, as amended. Our code of ethics applies to our chief executive officer, chief financial officer and comptroller, and persons performing similar functions. Our code of ethics is available on our web site at www.americamovil.com. If we amend any provisions of our code of ethics that apply to our chief executive officer, chief financial officer, comptroller and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our web site at the same address.

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us and our subsidiaries by our independent auditors, Mancera S.C., a member practice of Ernst & Young Global ("Mancera"), during the fiscal years ended December 31, 2004 and 2005:

	Year ended December 31,	
	2004	2005
	(thousands of constant pesos as of December 31, 2005)	
Audit fees	Ps. 21,604	Ps. 27,980
Audit-related fees	2,737	3,100
Tax fees	11,440	11,645
Other fees	59	70
Total fees	Ps. 35,840	Ps. 42,795

Audit fees in the above table are the aggregate fees billed by Mancera and its affiliates in connection with the audit of our annual financial statements, the review of our interim financial statements and statutory and regulatory audits.

Audit-related fees in the above table are the aggregate fees billed by Mancera and its affiliates for the review of reports on our operations submitted to Cofetel and attestation services that are not required by statute or regulation.

Tax fees in the above table are fees billed by Mancera and its affiliates for tax compliance services, tax planning services and tax advice services.

Other fees in the above table are fees billed by Mancera and its affiliates primarily related to assistance in connection with information technology services.

Audit Committee Approval Policies and Procedures

Our audit committee has not established pre-approval policies and procedures for the engagement of our independent auditors for services. Our audit committee expressly approves on a case-by-case basis any engagement of our independent auditors for audit and non-audit services provided to us or our subsidiaries.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

The following table sets out certain information concerning purchases of our L Shares by us and affiliated purchasers in 2005:

Period	Total Number of L Shares Purchased(1)	Average Price Paid per L Share	Total Number of L Shares Purchased as Part of Publicly Announced Plans or Programs(2)	Approximate Peso Value of L Shares that May Yet Be Purchased Under the Plans or Programs(3)
January 2005	54,900,000	Ps. 9.47	54,900,000	Ps. 2,641,127
February 2005	28,470,000	10.29	28,470,000	2,346,780
March 2005	25,350,000	10.38	25,350,000	2,083,652
April 2005	38,081,700	9.48	38,081,700	6,721,466
May 2005	50,340,000	9.79	50,340,000	6,228,161
June 2005	36,450,000	10.51	36,450,000	5,844,838
July 2005	30,058,400	10.97	30,058,400	5,515,009
August 2005	74,000,000	11.91	74,000,000	4,633,403
September 2005	69,130,990	12.87	69,130,990	3,730,864
October 2005	62,306,920	13.23	62,306,920	2,905,715
November 2005	48,707,800	14.45	48,707,800	2,200,667
December 2005	29,647,000	15.90	29,647,000	1,728,360
Total/Average	547,442,810	11.71	547,442,810	—

(1) We do not repurchase our L Shares other than through the share repurchase program. To our knowledge, no L Shares were purchased by our affiliated purchasers during 2005.

(2) We periodically repurchase our L Shares on the open market using funds authorized by our shareholders specifically for the repurchase of L Shares and A Shares by us at our discretion. In a shareholders' meeting held in April 2006, our shareholders authorized a Ps. 10,000 million increase in our reserve for the repurchase of additional L Shares and A Shares, thereby increasing our reserve to Ps. 40,000 million.

(3) This is the approximate peso amount (in millions of nominal pesos) available at the end of the period for purchases of both L Shares and A Shares pursuant to our share repurchase program. These are nominal figures and have not been restated for inflation.

The following table sets out certain information concerning purchases of our A Shares by us and affiliated purchasers in 2005:

Period	Total Number of A Shares Purchased(1)	Average Price Paid per A Share	Total Number of A Shares Purchased as Part of Publicly Announced Plans or Programs(2)	Approximate Peso Value of A Shares that May Yet Be Purchased Under the Plans or Programs(3)
January 2005	30,000	Ps. 9.33	30,000	2,641,127
February 2005	134,700	10.47	134,700	2,346,780
March 2005	0	—	0	2,083,652
April 2005	143,100	9.41	143,100	6,721,466
May 2005	42,600	9.50	42,600	6,228,161
June 2005	9,900	10.24	9,900	5,844,838
July 2005	0	—	0	5,515,009
August 2005	0	—	0	4,633,403
September 2005	957,500	13.51	957,500	3,730,864
October 2005	70,400	13.75	70,400	2,905,715
November 2005	69,500	15.0	69,500	2,200,667
December 2005	56,700	15.24	56,700	1,728,360
Total/Average	1,514,400	12.78	1,514,400	—

(1) We do not repurchase our A Shares other than through the share repurchase program. To our knowledge, no A Shares were purchased by our affiliated purchasers in 2005.

(2) We periodically repurchase our A Shares on the open market using funds authorized by our shareholders specifically for the repurchase of L Shares and A Shares by us at our discretion. In a shareholders' meeting held in April 2006, our shareholders authorized a Ps. 10,000 million increase in our reserve for the repurchase of additional L Shares and A Shares, thereby increasing our reserve to Ps. 40,000 million.

(3) This is the approximate peso amount (in millions of nominal pesos) available at the end of the period for purchases of both L Shares and A Shares pursuant to our share repurchase program. These are nominal figures and have not been restated for inflation.

Item 17. Not Applicable

Item 18. Financial Statements

See pages F-1 through F-71, incorporated herein by reference.

Item 19. Exhibits

Pursuant to the rules and regulations of the Securities and Exchange Commission, we have filed certain agreements as exhibits to this annual report on Form 20-F. These agreements may contain representations and warranties by the parties. These representations and warranties have been made solely for the benefit of the other party or parties to such agreements and (i) may be intended not as statements of fact, but rather as a way of allocating the risk to one of the parties to such agreements if those statements turn out to be inaccurate, (ii) may have been qualified by disclosures that were made to such other party or parties and that either have been reflected in the company's filings or are not required to be disclosed in those filings, (iii) may apply materiality standards different from what may be viewed as material to investors and (iv) were made only as of the date of such agreements or such other date(s) as may be specified in such agreements and are subject to more recent developments. Accordingly, these representations and warranties may not describe our actual state of affairs at the date hereof.

Documents filed as exhibits to this annual report:

1.1 Amended and restated bylaws (*estatutos sociales*) of América Móvil, S.A. de C.V., dated as of June 16, 2005 (together with an English translation). (incorporated by reference to our annual report on Form 20-F, File No. 001-16269, filed on June 30, 2005).

2.1 L Share Deposit Agreement (incorporated by reference to our registration statement on Form F-6, File No. 333-126165, filed on June 28, 2005).

2.2 A Share Deposit Agreement (incorporated by reference to our registration statement on Form F-6, File No. 333-126155, filed on June 27, 2005).

3.1 Shareholders Agreement dated December 20, 2000 between América Telecom, S.A. de C.V. (as successor to Carso Global Telecom, S.A. de C.V.) and SBC International, Inc. (incorporated by reference to the report of beneficial ownership of our shares filed on Schedule 13D on May 16, 2001).

4.1 Post-spin-off Master Agreement dated January 18, 2001 between Teléfonos de México, S.A. de C.V. and América Móvil, S.A. de C.V. (together with an English translation) (incorporated by reference to our registration statement on Form 20-F, File No. 001-16269, filed on February 5, 2001).

4.2 First Amendment dated March 15, 2001 to Post-spin-off Master Agreement dated January 18, 2001 between Teléfonos de México, S.A. de C.V. and América Móvil, S.A. de C.V. (together with an English translation) (incorporated by reference to our annual report on Form 20-F, File No. 001-16269, filed on July 2, 2002).

4.3 Second Amendment dated April 30, 2001 to Post-spin-off Master Agreement dated January 18, 2001 between Teléfonos de México, S.A. de C.V. and América Móvil, S.A. de C.V. (together with an English translation) (incorporated by reference to our annual report on Form 20-F, File No. 001-16269, filed on July 2, 2002).

4.4 Management Services Agreement dated February 27, 2002 between SBC International Management Services, Inc. and Radiomóvil Dipsa, S.A. de C.V. (incorporated by reference to our annual report on Form 20-F, File No. 001-16269, filed on June 30, 2004).

4.5 Fourth Amendment dated January 31, 2005 to Management Services Agreement dated February 27, 2002 between SBC International Management Services, Inc., and América Móvil, S.A. de C.V. (incorporated by reference to our annual report on Form 20-F, File No. 001-16269, filed on June 30, 2005).

4.6 Fifth Amendment dated December 31, 2005 to Management Services Agreement dated February 27, 2002 between SBC International Management Services, Inc., and América Móvil, S.A. de C.V.

4.7 Operating and Administrative Services Agreement dated January 3, 2005 between América Telecom, S.A de C.V. and América Móvil, S.A. de C.V. (together with an English translation) (incorporated by reference to our annual report on Form 20-F, File No. 001-16269, filed on June 30, 2005).

4.8 Operating and Administrative Services Agreement dated January 2, 2006 between América Telecom, S.A de C.V. and América Móvil, S.A. de C.V. (together with an English translation).

8.1 List of certain subsidiaries of América Móvil, S.A. de C.V.

12.1 Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2 Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1 Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Omitted from the exhibits filed with this annual report are certain instruments and agreements with respect to long-term debt of América Móvil, none of which authorizes securities in a total amount that exceeds 10% of the total assets of América Móvil. We hereby agree to furnish to the Securities and Exchange Commission copies of any such omitted instruments or agreements as the Commission requests.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: June 30, 2006

AMÉRICA MÓVIL, S.A. DE C.V.

By: /s/ CARLOS JOSÉ GARCÍA MORENO ELIZONDO

Name: **Carlos José García Moreno Elizondo**
Title: **Chief Financial Officer**

By: /s/ ALEJANDRO CANTÚ JIMÉNEZ

Name: **Alejandro Cantú Jiménez**
Title: **General Counsel**

INDEX TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
América Móvil, S.A. de C.V.

We have audited the accompanying consolidated balance sheets of América Móvil, S.A. de C.V. and subsidiaries as of December 31, 2004 and 2005, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of TracFone Wireless, Inc., a consolidated subsidiary, which statements accounted for approximately 1% and 1% of total assets at December 31, 2004 and 2005 and 7% and 6% of total operating revenues for the years ended December 31, 2004 and 2005, respectively, of the related consolidated amounts. Those statements, were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for TracFone Wireless, Inc,, is based solely on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation (including the Company's conversion of the financial statements of TracFone Wireless, Inc. to accounting principles generally accepted in Mexico). We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of América Móvil, S.A. de C.V. and subsidiaries at December 31, 2004 and 2005, and the consolidated results of their operations and changes in their financial position for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in Mexico, which differ in certain respects from accounting principles generally accepted in the United States (See Note 20 to the consolidated financial statements).

As mentioned in Note 2o to the accompanying consolidated financial statements, effective January 1, 2005, the Company adopted the requirements of new Mexican accounting Bulletin B-7, Business Combinations, with respect to the non-amortization of goodwill, issued by the Mexican Institute of Public Accountants.

Mancera, S.C.
A Member Practice of
Ernst & Young Global

/s/ Agustín Aguilar Laurents
C.P.C. Agustín Aguilar Laurents

Mexico City, Mexico
March 10, 2006,
(except for Note 20 as to which the date is March 28, 2006)

Report of Independent Registered Certified Public Accounting Firm

Board of Directors and Stockholders
TracFone Wireless, Inc.
Miami, Florida

We have audited the accompanying consolidated balance sheets of TracFone Wireless, Inc. as of December 31, 2005 and 2004 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TracFone Wireless, Inc. at December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO Seidman, LLP

Miami, Florida
February 3, 2006

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2005, except for earnings per share)

	Year ended December 31,			
	2003	2004	2005	Million of U.S. dollars 2005 (except earnings per share)
Operating revenues:				
Services:				
Usage charges	P. 53,096,197	P. 72,517,056	**P. 86,556,475**	**US$ 8,081**
Monthly rent	12,651,133	18,751,544	**27,253,495**	**2,544**
Long-distance	8,028,034	11,141,798	**13,370,184**	**1,248**
Other services	6,517,556	11,997,774	**20,903,416**	**1,952**
Sales of handsets and accessories	13,118,750	24,825,693	**34,069,629**	**3,181**
	93,411,670	139,233,865	**182,153,199**	**17,006**
Operating costs and expenses:				
Cost of sales	36,490,637	63,183,482	**84,487,274**	**7,888**
Cost of sales and services with related parties (Note 16)	4,241,220	4,410,826	**4,726,652**	**441**
Commercial, administrative and general	17,499,197	26,945,165	**36,383,355**	**3,397**
Commercial, administrative and general with related parties (Note 16)	575,042	1,204,079	**1,596,118**	**148**
Depreciation and amortization (Notes 7 and 8) (includes P. 11,189,981, P. 13,834,309 and P. 15,381,978 for the years ended December 31 2003, 2004 and 2005, respectively not included in Cost of sales)	15,084,238	19,214,319	**21,263,858**	**1,985**
	73,890,334	114,957,871	**148,457,257**	**13,859**
Operating income	19,521,336	24,275,994	**33,695,942**	**3,147**
Comprehensive financing income (cost):				
Interest income	2,589,668	2,392,753	**3,197,976**	**299**
Interest expense	(4,108,666)	(4,745,886)	**(7,089,496)**	**(662)**
Interest income (expense) with related parties, net (Note 16)	5,115	(683)	**(20,928)**	**(2)**
Exchange gain, net	1,472,555	2,525,727	**2,939,576**	**274**
Monetary gain, net	2,555,148	3,050,617	**3,087,932**	**288**
Other financing cost, net	(205,858)	(1,250,584)	**(3,309,100)**	**(309)**
	2,307,962	1,971,944	**(1,194,040)**	**(112)**
Other (loss) income, net	(1,135,779)	91,835	**(408,490)**	**(38)**
Income before income tax and employee profit sharing	20,693,519	26,339,773	**32,093,412**	**2,997**
Provisions for: (Note 18)				
Income tax	3,562,435	8,257,799	**336,718**	**32**
Employee profit sharing	269,490	557,744	**4,781**	**1**
	3,831,925	8,815,543	**341,499**	**33**
Income before equity in results of affiliates	16,861,594	17,524,230	**31,751,913**	**2,964**
Equity in net results of affiliates	(140,851)	(95,852)	**(42,365)**	**(4)**
Net income before minority interest	16,720,743	17,428,378	**31,709,548**	**2,960**
Minority interest	(382,434)	(365,167)	**(68,543)**	**(5)**
Net income	P. 16,338,309	P. 17,063,211	**P. 31,641,005**	**US$ 2,955**
Weighted average of common shares outstanding (in million)	38,736	37,506	**36,538**	**36,538**
Net income earnings per share	P. 0.42	P. 0.45	**P. 0.87**	**US$ 0.08**

The accompanying notes are an integral part of these financial statements.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2005)

	December 31,		
	2004	2005	Million of U.S. dollars 2005
ASSETS			
Current assets:			
Cash and cash equivalents	P. 17,068,200	**P. 11,277,028**	**US$ 1,053**
Marketable securities (Note 3)	2,676,286	**1,504,979**	**141**
Accounts receivable, net (Note 4)	21,295,693	**30,841,343**	**2,879**
Financial Instruments (Note 10)	80,803		
Related parties (Note 16)	1,133,838	**988,321**	**92**
Inventories, net (Note 5)	11,617,631	**12,952,673**	**1,209**
Prepaid expenses (Note 6)	179,027		
Other current assets, net (Note 7)	3,102,890	**2,602,412**	**243**
Total current assets	57,154,368	**60,166,756**	**5,617**
Investments in affiliates and others (Note 9)	673,784	**485,758**	**45**
Plant, property and equipment, net (Note 7)	87,741,059	**111,840,696**	**10,442**
Prepaid expenses (Note 6)	2,506,384		
Licenses, net (Note 8)	28,902,570	**31,253,150**	**2,918**
Trademarks, net (Note 8)	7,292,244	**6,327,153**	**591**
Goodwill, net (Note 8)	9,840,542	**12,244,644**	**1,143**
Deferred taxes (Note 18)		**656,717**	**62**
Other non current assets, net (Note 7)	6,990,958	**7,019,196**	**655**
Total assets	P.201,101,909	**P.229,994,070**	**US$21,473**
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities:			
Short-term debt and current portion of long-term debt (Note 13)	P. 5,572,058	**P. 17,007,441**	**US$ 1,588**
Accounts payable and accrued liabilities (Note 12)	37,787,766	**55,185,731**	**5,152**
Taxes payable	5,546,703	**5,643,536**	**527**
Financial instruments (Note 10)		**1,862,666**	**174**
Related parties (Note 16)	162,398	**709,443**	**66**
Deferred revenues	7,317,877	**8,796,463**	**821**
Total current liabilities	56,386,802	**89,205,280**	**8,328**
Long-term debt (Note 13)	57,934,396	**51,529,595**	**4,811**
Deferred taxes (Note 18)	6,399,625	**3,483,802**	**325**
Deferred credits	230,188	**114,664**	**11**
Total liabilities	120,951,011	**144,333,341**	**13,475**
Stockholders' equity (Note 17):			
Capital stock	33,887,197	**33,877,511**	**3,163**
Retained earnings:			
Prior years	37,420,479	**34,789,148**	**3,248**
Net income for the year	17,063,211	**31,641,005**	**2,955**
	54,483,690	**66,430,153**	**6,203**
Other accumulated comprehensive loss items	(9,934,661)	**(15,669,210)**	**(1,464)**
Total majority stockholders' equity	78,436,226	**84,638,454**	**7,902**
Minority interest	1,714,672	**1,022,275**	**96**
Total stockholders' equity	80,150,898	**85,660,729**	**7,998**
Total liabilities and stockholders' equity	P.201,101,909	**P.229,994,070**	**US$21,473**

The accompanying notes are an integral part of these financial statements.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the years ended December 31, 2003, 2004 and 2005

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2005)

	Capital Stock	Retained earnings			Other accumulated comprehensive loss items	Total majority stockholders' equity	Minority interest	Comprehensive income	Total stockholders' equity
		Legal Reserve	Unappropriated	Total					
Balances at December 31, 2002	P.33,904,744	P.447,352	P.37,303,552	P.37,750,904	P.(17,394,990)	P.54,260,658	P.1,331,228		P.55,591,886
Cumulative effect of adoption of a new accounting principle			(121,817)	(121,817)		(121,817)		P.(121,817)	(121,817)
Excess of the book value over price paid to acquire minority interests			(193,993)	(193,993)		(193,993)			(193,993)
Dividends paid at P.0.02 per share (historical)			(862,928)	(862,928)		(862,928)			(862,928)
Cash purchase of Company's own shares	(1,863)		(1,058,403)	(1,058,403)		(1,060,266)			(1,060,266)
Minority interest related to current year acquisitions							3,562,314		3,562,314
Comprehensive income:									
Net income for the year			16,338,309	16,338,309		16,338,309	382,434	16,720,743	16,720,743
Other comprehensive income:									
Effect of translation of foreign entities					7,598,718	7,598,718	341,643	7,940,361	7,940,361
Results from holding nonmonetary assets, net of deferred taxes					(6,272,286)	(6,272,286)	(75,678)	(6,347,964)	(6,347,964)
Comprehensive income								P.18,191,323	
Balances at December 31, 2003	33,902,881	447,352	51,404,720	51,852,072	(16,068,558)	69,686,395	5,541,941		75,228,336
Transactions between entities under common control (Note 9)			18,842	18,842		18,842			18,842
Dividends paid at P.0.04 per share (historical)			(1,624,295)	(1,624,295)		(1,624,295)			(1,624,295)
Cash purchase of Company's own shares	(15,684)		(12,826,140)	(12,826,140)		(12,841,824)			(12,841,824)
Minority interest related to current year acquisitions							(4,448,206)		(4,448,206)
Comprehensive income:									
Net income for the year			17,063,211	17,063,211		17,063,211	365,167	P.17,428,378	17,428,378
Other comprehensive income:									
Effect of translation of foreign entities					8,701,079	8,701,079	263,744	8,964,823	8,964,823
Results from holding nonmonetary assets, net of deferred taxes					(2,567,182)	(2,567,182)	(7,974)	(2,575,156)	(2,575,156)
Comprehensive income								P.23,818,045	
Balances at December 31, 2004 (Note 17)	33,887,197	447,352	54,036,338	54,483,690	(9,934,661)	78,436,226	1,714,672		80,150,898

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY—(Cont.)

For the years ended December 31, 2003, 2004 and 2005

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2005)

	Capital Stock	Retained earnings: Legal Reserve	Retained earnings: Unappropriated	Retained earnings: Total	Other accumulated comprehensive loss items	Total majority stockholders' equity	Minority interest	Comprehensive income	Total stockholders' equity
Cumulative effect of adoption of a new accounting principle:									
Valuation effects of available for sale securities (Note 2i)			(3,927)	(3,927)	3,927				
Valuation effects of swaps (Note 2z)			(43,647)	(43,647)	43,647				
Excess of the book value over price paid to acquire minority interests (Note 9)			466,112	466,112		466,112	(555,939)		(89,827)
Transactions between entities under common control (Note 9)			(80,279)	(80,279)		(80,279)			(80,279)
Dividends paid at P.0.07 and P.0.30 per share (historical)			(13,493,451)	(13,493,451)		(13,493,451)			(13,493,451)
Cash purchase of Company's own shares	(9,686)		(6,539,350)	(6,539,350)		(6,549,036)			(6,549,036)
Comprehensive income:									
Net income for the year			31,641,005	31,641,005		31,641,005	68,543	P.31,709,548	31,709,548
Other comprehensive income:									
Effect of translation of foreign entities					(358,504)	(358,504)	36,349	(322,155)	(322,155)
Results from holding nonmonetary assets, net of deferred taxes					(4,982,980)	(4,982,980)	(241,350)	(5,224,330)	(5,224,330)
Current year valuation effect of swaps					(92,871)	(92,871)		(92,871)	(92,871)
Current year valuation effect of available for *sale securities*					(347,768)	(347,768)		(347,768)	(347,768)
Comprehensive income								P.25,722,424	
Balances at December 31, 2005 (Note 17)	P.33,877,511	P.447,352	P.65,982,801	P.66,430,153	P.(15,669,210)	P.84,638,454	P.1,022,275		P.85,660,729

The accompanying notes are an integral part of these financial statements.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2005)

	Year ended December 31,			
	2003	2004	2005	Million of U.S. dollars 2005
Operating activities:				
Net income before minority interest	P. 16,720,743	P. 17,428,378	**P. 31,709,548**	**US$ 2,960**
Add (deduct) items not requiring the use of resources:				
Depreciation	10,572,285	12,664,938	**15,339,874**	**1,432**
Amortization	4,511,953	5,782,262	**4,468,862**	**417**
Amortization of loss on sale and lease back	145,693	499,591	**1,358,732**	**127**
Amortization of prepaid expenses	81,984	267,528	**96,390**	**9**
Deferred income tax and employee profit sharing	87,209	2,769,833	**(2,935,574)**	**(274)**
Equity in results of affiliates	140,851	95,852	**42,365**	**4**
	32,260,718	39,508,382	**50,080,197**	**4,675**
Changes in operating assets and liabilities:				
Decrease (increase) in:				
Accounts receivable	(5,317,249)	(9,093,558)	**(9,464,847)**	**(883)**
Prepaid expenses	(3,277,486)	178,852	**—**	**—**
Inventories	(2,284,792)	(5,933,805)	**(1,335,042)**	**(124)**
Other assets	(3,863,015)	(5,928,215)	**(886,492)**	**(82)**
Increase (decrease) in:				
Accounts payable and accrued liabilities	9,313,858	16,109,308	**17,397,965**	**1,624**
Related parties	(20,747)	(284,109)	**692,562**	**64**
Financial instruments			**1,769,795**	**165**
Deferred revenues and credits	2,114,173	2,367,100	**1,363,062**	**127**
Taxes payable	2,636,633	2,172,400	**96,833**	**9**
Marketable securities	777,401	17,451	**823,539**	**76**
Resources provided by operating activities	32,339,494	39,113,806	**60,537,572**	**5,651**
Financing activities:				
New loans	24,469,173	49,483,153	**35,086,519**	**3,276**
Repayment of loans	(21,694,584)	(36,583,912)	**(26,058,050)**	**(2,433)**
Effect of inflation and exchange rate differences on debt	(1,387,231)	(2,992,312)	**(3,997,887)**	**(373)**
Decrease in capital stock and retained earnings due to Purchase of Company's own shares	(1,060,266)	(12,841,825)	**(6,549,036)**	**(611)**
Cash dividends paid	(862,928)	(1,624,295)	**(13,493,451)**	**(1,260)**
Resources used in financing activities	(535,836)	(4,559,191)	**(15,011,905)**	**(1,401)**
Investing activities:				
Investment in plant, property and equipment	(24,303,249)	(21,935,783)	**(46,884,342)**	**(4,378)**
Investment in subsidiaries and affiliated companies	(2,295,665)	603,558	**(2,327,722)**	**(217)**
Investment in marketable securities		(1,829,768)		
Minority interest	3,634,286	(4,192,436)	**(760,940)**	**(71)**
Initial cash from companies acquired	947,125	332,808	**499,658**	**47**
Investments in trademarks	(1,965,088)		**(100,813)**	**(9)**
Investment in licenses	(8,066,521)	(559,272)	**(1,742,680)**	**(163)**
Resources used in investing activities	(32,049,112)	(27,580,893)	**(51,316,839)**	**(4,791)**
Net increase (decrease) in cash and cash equivalents	(245,454)	6,973,722	**(5,791,172)**	**(541)**
Cash and cash equivalents at beginning of the year	10,339,932	10,094,478	**17,068,200**	**1,594**
Cash and cash equivalents at end of the year	P. 10,094,478	P. 17,068,200	**P. 11,277,028**	**US$ 1,053**

The accompanying notes are an integral part of these financial statements.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2005, and thousands of U.S. Dollars, except when indicated otherwise)

1. Description of business and operations

América Móvil, S.A. de C.V. and subsidiaries (collectively, the "Company" or "América Móvil") provides wireless communications services in Latin America with subsidiaries in the telecommunications sector in Mexico, Guatemala, El Salvador, Nicaragua, Honduras, Ecuador, Brazil, Argentina, Colombia, Uruguay, Chile, Peru, Paraguay and the United States.

América Móvil has authorization, licenses, permits and concessions (hereinafter collectively referred to as "licenses") to build, install, operate and use both public and private telecommunications networks and provide telecommunication services (mostly mobile and fixed-line telephony) in the countries in which the Company has presence (except for in the U.S.). These licenses will expire on various dates between the years 2008 and 2028.

Such licenses require the payment to the respective governments of a share in sales determined as a percentage of revenues from services under concession either at a fixed rate or in some cases based on the number of channels in operation (except for Guatemala and El Salvador).

At December 31, 2004 and 2005 América Móvil's equity interest in its principal subsidiaries and affiliated companies is as follows:

Name of company	Location	Equity interest at December 31, 2004	2005
Subsidiaries:			
Sercotel, S.A. de C.V.	Mexico	100.0%	**100.0%**
Radiomóvil Dipsa, S.A. de C.V. and subsidiaries (Telcel)	Mexico	100.0	**100.0**
TracFone Wireless, Inc. (Tracfone)	United States	98.2	**98.2**
Telecom Américas, Ltd: (1)	Bermuda	97.8	**98.9**
Claro Participacoes, S.A.	Brazil		**100.0**
Alecan Telecomunicacoes, Ltda.	Brazil	97.8	**100.0**
ATL-Telecom Leste, S.A. (1)	Brazil	97.8	
Americel, S.A.	Brazil	96.3	**98.54**
Telet, S.A.	Brazil	96.8	**99.03**
Tess, S.A. (1)	Brazil	97.8	
BSE, S.A. (1)	Brazil	97.8	
BCP, S.A. (1)	Brazil	97.8	**99.9**
Stemar Telecomunicacoes, S.A. (1)	Brazil	97.8	
América Central Tel, S.A. (ACT):	Guatemala	100.0	**100.0**
Telecomunicaciones de Guatemala, S.A. (Telgua)	Guatemala	99.0	**99.1**
Newcotel, S.A.	Guatemala	99.0	**99.1**
Servicios de Comunicaciones Personales Inalámbricas, S.A., (Sercom) (2)	Guatemala	99.0	**99.1**
Servicios de Comunicaciones de Nicaragua, S.A.	Nicaragua	99.0	**99.1**
Telglob, S.A. (2)	Guatemala	99.0	
Telefonía Publica de Guatemala, S.A. (Publitel) (2)	Guatemala	99.0	
Arrendadora en Telecomunicaciones, S.A.	Guatemala	98.3	**98.3**
AMX El Salvador, LLC.	Delaware	100.0	**100.0**
Compañía de Telecomunicaciones de El Salvador, S.A. de C.V. (CTE) (3)	El Salvador	94.9	**95.8**

(Amounts in thousands of Constant Mexican Pesos

Name of company	Location	Equity interest at December 31, 2004	2005
CTE Telecom Personal , S.A. de C.V. (Personal)	El Salvador	94.9	**95.8**
Cablenet, S.A. de C.V. (Cablenet)	El Salvador	94.9	**95.8**
Telecomoda, S.A. de C.V. (Telecomoda)	El Salvador	94.9	**95.8**
Publicom, S.A. de C.V. (Publicom)	El Salvador	94.9	**95.8**
Comunicación Celular, S.A. (Comcel)	Colombia	99.2	**99.2**
Consorcio Ecuatoriano de Telecomunicaciones, S.A. (Conecel)	Ecuador	100.0	**100.0**
CTI Holdings, S.A. (4)	Argentina	100.0	**100.0**
CTI Compañía de Teléfonos del Interior, S.A., (CTI Interior)	Argentina	100.0	**100.0**
CTI PCS, S.A. (CTI PCS)	Argentina	100.0	**100.0**
Empresa Nicaragüense de Telecomunicaciones, S.A. (Enitel) (7)	Nicaragua	99.0	**99.3**
Servicios de Comunicaciones de Honduras, S.A. de C.V. (Megatel) (5), (7)	Honduras	100.0	**100.0**
AM Wireless Uruguay, S. A. (6)	Uruguay	100.0	**100.0**
Smartcom, S.A .(7)	Chile		**100.0**
AMX Paraguay, S.A. (7)	Paraguay		**100.0**
América Móvil Peru, S.A.C (7)	Peru		**100.0**
Affiliates:			
Grupo Telvista S.A. de C.V.	Mexico	45.0	**45.0**
Iberbanda, S.A. (8)	Spain	17.8	**17.8**

(1) The name "Telecom Américas" as used hereinafter will refer collectively to the companies Claro Participacoes, Alecan, ATL, Americel, Telet, Tess, BSE, BCP, and STEMAR; all of which operate under the trademark "Claro". On December 31, 2005, ATL, Tess, BSE and Stemar were merged with BCP, the surviving company. Such mergers were carried out with amounts at such date. The mergers did not have effects on the Company's consolidated financial statements. At the date on which these financial statements are issued, such mergers have the corresponding legal authorizations.

(2) Includes Nicaragua operations. On October 25, 2005, Telglob and Publitel were merged into Sercom, the surviving company; such merger had no effect on the Company's consolidated financial statements.

(3) The name "CTE" as used hereinafter will refer collectively to the companies: CTE, Personal, Cablenet, Telecomoda and Publicom.

(4) The name "CTI" as used hereinafter will refer collectively to the companies: CTI Holdings, CTI Interior and CTI PCS.

(5) In January 2005, Megatel changed its name to Servicios de Comunicaciones de Honduras, S.A.

(6) In May 2004, the Company incorporated AM Wireless Uruguay, with an initial contribution of P.11,830.

(7) Companies acquired in 2005 and 2004, see Note 9 for a description of the purchase method applied.

(8) The value of these investments is fully impaired and the Company is not required to make additional contributions; therefore, no equity method has been recognized on such investments.

Telgua, CTE and Enitel provide, among other telecommunication services, fixed-line telephone services.

TracFone resells cellular airtime on a prepaid basis through retailers to customers who use telephones equipped with TracFone software. TracFone does not own a cellular infrastructure but purchases airtime from mobile carriers throughout the United States.

2. Significant accounting policies

The most important accounting policies and practices followed in the preparation of these financial statements are described below:

a) Consolidation

The consolidated financial statements include the accounts of América Móvil and those of the subsidiaries referred to in Note 1. All of the companies operate in the telecommunications sector or provide services to companies operating in such sector. Minority interest relates to the Company's foreign subsidiaries.

All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

b) Revenue recognition

The Company recognizes revenues from the following activities: sale of airtime (including interconnection under the calling party pays program), monthly rent, long distance charges, other services (including roaming, value added services and other service charges), as well as the proceeds from the sale of cellular phones and accessories.

Revenues are recognized at the time services are provided. Mobile telecommunications services are provided either under prepaid (calling cards) or under contract (post-paid) plans. In both cases, airtime revenues are recognized as a customer uses the airtime or when the card expires in the case of prepayments or for unused airtime.

Monthly basic rent under post-paid plans is billed in arrears based on the rates approved by the regulatory authorities in each country and corresponds to services rendered, except in Mexico and Colombia, where basic monthly rent is billed one month in advance. Revenues from basic monthly rent in Mexico and Colombia are deferred and are recognized at the time services are provided.

Revenues from interconnections services, which consist of calls of other carriers that enter the Company's cellular network (incoming interconnections services), are recognized at the time the service is provided. Such services are billed based on rates previously agreed with the other carriers. Such rates are regulated by the respective authorities.

Long distance charges refer to airtime used in receiving from or making calls to regions or coverage areas outside of the area where the customer service is activated. The related revenues are recognized at the time the service is provided.

Roaming charges represent airtime charged to customers for making or receiving calls outside their coverage areas or abroad. The related revenues are recognized at the time the service is provided based on the rates agreed upon with other domestic and international carriers.

Value added services and other services include voice services and data transmission services (such as two-way written messages, call information, emergency services, among others). Revenues from such services are recognized at the time they are provided.

Sales of handsets and accessories, which for the most part are made to authorized distributors, are recorded as revenue when the products are delivered and accepted by the distributor and they do not have return rights and probability of collection is reasonably assured.

The Company usually does not charge activation fees to its customers; however, in certain regions and depending upon market and competition strategies, certain activation fees are charged. The Company recognizes revenues from these fees when billed. These revenues are not deferred because they are not significant to the Company's financial statements.

Telgua, ENITEL and CTE's revenues from telephone line installation fees are deferred and recognized over the estimated useful life of subscribers.

c) Cost of cellular telephone equipment

The cost related to cellular telephone equipment is recognized in statement of income at the time the corresponding income is recognized. Shipping and handling costs for wireless handsets sold to distributors are classified as costs of sales.

d) Interconnection costs

Interconnection costs represent the costs of outgoing calls from the Company's cellular network to other carriers' network, the costs of link-ups between fixed and cellular networks, long distance charges and rent paid for use of infrastructure (links and ports), all of which are recognized as costs at the time the service is received.

e) Commissions paid to distributors

Commissions paid with respect to the activation of postpaid customers are recognized as expenses at the time the new customer is activated and may begin using the Company's network. Commissions paid with respect to the activation of prepaid customers are recognized as deductions from the revenues received from the customer.

Loyalty and sales volumes commissions are accrued on a monthly basis on the basis of statistical information regarding customer retention, sales volume and the number of acquired customers by each distributor. Loyalty commissions are paid for each customer acquired by a distributor who remains as a customer of the Company for a specified period of time.

f) Recognition of the effects of inflation

The Company recognizes the effects of inflation on financial information as required by Mexican accounting Bulletin B-10, "Accounting Recognition of the Effects of Inflation on Financial Information", issued by the Mexican Institute of Public Accountants ("MIPA"). Consequently, the amounts shown in the accompanying financial statements and in these notes are expressed in thousands of constant Mexican pesos as of December 31, 2005. Accordingly, the financial statements have been restated as follows:

Plant, property and equipment and construction in progress were restated as described in Note 7. Depreciation is computed on the restated value of telephone plant and equipment using the straight-line method based on the estimated useful lives of the related assets, starting the month after the assets are put into use.

Annual depreciation rates are as follows:

Telephone plant	10% to 33%
System performance monitoring equipment included in telephone plant	33%
Buildings	3%
Other assets	10% to 25%

Inventories are valued at average cost and are presented at their estimated replacement cost, which is not in excess of market value. Cost of sales represents estimated replacement cost at the time inventories were sold, restated in constant pesos at year-end.

Capital stock, retained earnings, capital reserves and other non-monetary assets have been restated based on the Mexican National Consumer Price Index (NCPI).

Other accumulated comprehensive loss items include the following: a) deficit from restatement of stockholders' equity, which consists of the accumulated monetary position gain determined at the time the provisions of Bulletin B-10 were first applied, which at December 31, 2004 and 2005 aggregates P.(17,903) and P.(17,903) respectively; b) the result from holding non-monetary assets (RETANM), which represents the net difference between restatement by the specific indexation method (see Note 7) and restatement based on the NCPI, which at December 31, 2004 and 2005 aggregates P.(8,729,006) and P.(13,711,986), respectively; c) the effect of translation of foreign entities, which at December 31, 2004 and 2005 aggregates P.(1,187,752) and P.(1,546,276), respectively; d) the effect of the valuation of hedging instruments, which at December 31, 2005 aggregates P.(49,224); and e) the effect of the valuation of unrealized losses on available for sale instruments, which at December 31, 2005 aggregates P.(343,821).

The net monetary gain, represents the effect of inflation on monetary assets and liabilities. The related amounts are included in the statements of income under the caption Comprehensive financing income (cost).

Statement of changes in Financial Position

Mexican accounting Bulletin B-12, *Statement of Changes in Financial Position,* issued by the MIPA specifies the appropriate presentation of the statement of changes in financial position based on financial statements restated in constant Mexican pesos. Bulletin B-12 identifies the sources and applications of resources

(Amounts in thousands of Constant Mexican Pesos

representing differences between beginning and ending financial statement balances in constant Mexican pesos. In accordance with this Bulletin, monetary and foreign exchange gains and losses are not treated as non-cash items in the determination of resources provided by operations.

g) Basis of translation of financial statements of foreign subsidiaries

The financial statements of foreign subsidiaries and affiliates which in the aggregate account for approximately 39%, 48% and 51% of the Company's total operating revenues in 2003, 2004 and 2005, respectively, and approximately 65% and 78% of the Company's total assets in each of 2004 and 2005, are translated into Mexican pesos in conformity with Mexican accounting Bulletin B-15 "Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations", issued by MIPA, as follows:

- The financial statements as reported by foreign subsidiaries are adjusted from local generally accepted accounting principles in each country to conform to Mexican GAAP, which includes, among other adjustments, the recognition of the effects of inflation as required by Mexican accounting Bulletin B-10 (as described above), using restatement factors of each country.
- The financial information already restated to include inflationary effects, is translated to Mexican pesos as follows: 1) all balance sheet amounts, except for stockholders' equity accounts, were translated at the prevailing exchange rate at year-end; 2) stockholders' equity accounts were translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated, 3) statement of income accounts were translated at the exchange rate at the end of the reporting period.
- Exchange rate differences and the monetary effect derived from intercompany monetary items were not eliminated in the consolidated statements of income.

The difference resulting from the translation process is called "Effect of translation of foreign entities" and it is included in stockholders' equity under the caption "other accumulated comprehensive loss items." At December 31, 2003, 2004 and 2005, translation (loss) income aggregated P.7,940,361, P.8,964,823 and P.(322,155), respectively.

Financial statements at December 31, 2003 and 2004, of the foreign subsidiaries, were restated to constant Mexican pesos with purchasing power at December 31, 2005 based on the annual rate of inflation in Mexico. The effects of inflation and variances in exchange rates were not material.

h) Cash and cash equivalents

Cash and cash equivalents consist basically of bank deposits and highly liquid investments with original maturities of less than 90 days. Such investments are stated at acquisition cost plus accrued interest, which is similar to market value.

i) Investments in marketable securities

At December 31, 2004 and 2005, marketable securities held for trading purposes consisted of equity securities and foreign government bonds. Available for sale securities in 2004 and 2005 consisted of equity securities (In previous years there were no investments classified as available for sale). All investments in marketable securities are presented at market value.

(Amounts in thousands of Constant Mexican Pesos

In April 2004, the MIPA issued amendments to Bulletin C-2, *Financial Instruments*, that went into effect on January. 1, 2005. Such amendments establish that, unlike the previous Bulletin C-2, changes in the fair value of instruments classified as available for sale be recognized in stockholders' equity until such instruments are sold, whereas changes in the fair value of instruments classified as trading be recognized in the statements of income.

The Company adopted the provisions of this new accounting pronouncement in 2005, which gave rise to a reclassification in stockholders' equity from retained earnings to other accumulated comprehensive loss items in the amount of P.3,927. Had the Company adopted the provisions of this new bulletin in 2004, net income of such year would have decreased by the same amount.

The adoption of this new accounting pronouncement also gave rise to:

Pursuant to this new pronouncement changes associated with the purchase, sale and maturity of financial instruments classified as available for sale are to be recognized in the statement of changes in financial position as variances derived from investing activities, while changes in the initial and ending balance of instruments held for trading are to be recognized in such statement as variances derived from operating activities. Consequently, changes in these instruments as reported in 2004 have been reclassified to meet the requirements of these new policies.

The Company also follows the policy of determining at the balance sheet date whether there is objective evidence of impairment in the value of a financial asset or of a group of financial assets. At December 31, 2005, the Company has recorded no such impairment loss.

For the year ended December 31, 2005, there were no transfers between financial asset categories.

j) Allowance for doubtful accounts

The Company recognizes periodically in its results of operations an allowance for doubtful accounts with respect to its portfolios of postpaid customers, distributors and network operators (basically for interconnection fees). The allowance is based primarily on write-off experience, net of recoveries, and on the aging of the accounts receivable balances. The collection policies and procedures of the Company vary by credit class and payment history of customers.

k) Equity investments in affiliates

The investment in shares of affiliates (in which the Company has significant influence) are accounted for using the equity method. This accounting method consists basically of recognizing the investor's equity interest in the results of operations and the stockholders equity of the investees at the time such results are determined. (See Note 9)

l) Acquisition of subsidiaries

The results of operations of the entities acquired during the year, are incorporated into the Company's financial statements in the month following the acquisition date. All acquisitions, except, beginning in 2005, with respect to the acquisition of minority interests, are recorded using the purchase method of accounting.

(Amounts in thousands of Constant Mexican Pesos

m) Licenses

Licenses to operate wireless telecommunications networks are accounted for at cost or at fair value, adjusted to conform to Mexican GAAP based on the inflation factors of each country, and amortized using the straight-line method over periods ranging from 15 to 30 years, which correspond to the applicable usage period.

n) Trademarks

Trademarks are recorded at their market values at the date acquired, as determined by independent experts, and are amortized using the straight-line method over a ten-year period.

o) Goodwill

Goodwill represents the excess of cost over the fair value of the net assets of subsidiaries and affiliates acquired.

Effective January 1, 2005, the Company adopted the provisions of Mexican accounting Bulletin B-7, Business Acquisitions; issued by the MIPA. Consequently, as of such date, goodwill is no longer amortized, but rather is subject to periodic impairment valuations and adjustments (see the following numbered paragraph). Through December 31, 2004, goodwill was being amortized using the straight-line method over a ten-year period. (See Note 8).

Adoption of this new bulletin gave rise to an increase in net income for the year ended December 31, 2005 of P.1,074,462, derived from the non-amortization of goodwill.

p) Impairment of assets

The Company follows the requirements of Mexican Bulletin C-15, "Accounting for the Impairment or Disposal of Long-Lived Assets", issued by the MIPA. Bulletin C-15 establishes that if there are any indications of impairment in the value of long-lived assets (including goodwill, licenses and trademarks), the Company must determine its recovery value based on the selling price of the related assets or its value in use, which is computed based on discounted cash flows. An impairment loss is recognized if the net carrying amount of the asset exceeds its recovery value.

At December 31, 2003, 2004 and 2005, there are no impairment losses.

q) Foreign exchange gains or losses

Transactions in foreign currencies are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency denominated assets and liabilities are translated at the prevailing exchange rate at the balance sheet date. Exchange rate differences are charged or credited directly to income of the year.

r) Liability provisions

Liability provisions are recognized whenever (i) the Company has current obligations (legal or assumed) derived from past events, (ii) the liability will most likely give rise to a future cash disbursement for its settlement and (iii) the liability can be reasonably estimated.

When the effect of the time value of money is material, provision amounts are determined as the present value of the expected disbursements to settle the obligation. The discount rate is determined on a pre-tax basis and reflects current market conditions at the balance sheet date and, where appropriate, the risks specific to the liability. Where discounting is used, an increase in the provision is recognized as a financial expense.

Contingent liabilities are recognized only when they will most likely give rise to a future cash disbursement for their settlement. Expected losses on future purchase commitments are recognized in the period in which they become known.

s) Labor obligations

In Mexico pension and seniority premium costs are recognized periodically during the years of service of personnel, based on actuarial computations made by independent actuaries, using the projected unit-credit method. In conformity with the labor legislation of the rest of the countries in which the Company operates, there are no defined benefit plans or compulsory defined contribution structures for the companies. However, these companies make contributions to domestic pension, social security and severance plans in accordance with the percentages and rates established by the applicable law. Such contributions are made to bodies designated by each government and are recorded as expenses when incurred.

Termination payments are charged to income in the year in which the decision to dismiss an employee is made.

In Mexico, in January 2004, the MIPA issued revised accounting Bulletin D-3, "*Labor Obligations*". The revised bulletin establishes the overall rules for the valuation, presentation and disclosure of so-called "other post-retirement benefits and the early extinguishment of such benefits". Bulletin D-3 also provides rules applicable to employee termination pay. The observance of these new rules was compulsory for fiscal years beginning on or after January 1, 2005.

The adoption of these new rules did not have a significant effect on the consolidated financial statements taken as a whole.

-Post-retirement obligations

None of the subsidiaries of the Company have defined contribution plans for post-retirement obligations or medical assistance benefits for retired employees or their dependents.

t) Income tax and employee profit sharing

Deferred taxes are determined using the asset and liability method. Under this method, deferred tax assets and liabilities are determined on all temporary differences between the financial reporting and tax bases of assets and liabilities, applying the enacted income tax rate at the date of the financial statements, or the rate enacted at said date that will be applicable at the time the deferred tax assets and liabilities are expected to be recovered or paid, respectively.

The Company evaluates periodically the possibility of recovering deferred tax assets and, if necessary, creates a valuation allowance for those assets that are unlikely to be recovered.

(Amounts in thousands of Constant Mexican Pesos

Deferred employee profit sharing is determined only on temporary differences in the reconciliation of current year net income to taxable income for employee profit sharing purposes, provided there is no indication that the related liability or asset will not be realized in the future.

u) Advertising

All advertising costs are expensed as incurred. Advertising expense amounted to approximately, P.2,855,902 P.4,402,714 and P.5,670,249 for the years ended December 31, 2003, 2004 and 2005, respectively.

v) Comprehensive income

In accordance with Mexican Bulletin B-4 "Comprehensive Income", Comprehensive income of América Móvil consists of current year net income shown in the income statement, plus the current year result from holding non-monetary assets, the effects of translation of foreign entities, changes in the fair value of instruments classified as available for sale, the effect of the swap valuation applied to stockholders' equity, and the effects of current year deferred taxes applied directly to stockholders' equity

w) Earnings per share

The Company determined earnings per share by dividing net income by the average weighted number of shares issued and outstanding during the period. The number of shares held by the Company have been excluded from the computation.

x) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the amounts reported in the financial statements and in the accompanying notes. Actual results could differ from these estimates.

y) Concentration of risk

The Company invests a portion of its surplus cash in time deposits in financial institutions with strong credit ratings. The Company has no significant concentrations of credit risks in its accounts receivable, as it has a broad customer base that is geographically diverse.

The Company operates internationally; consequently, it is exposed to market risks for fluctuations in exchange rates.

Approximately 34%, 40% and 45% of the Company's aggregate interconnection expenditures for the years ended December 31, 2003, 2004 and 2005, respectively, represented services rendered by one supplier; approximately 75%, 75% and 65% of the aggregate cost of telephone equipment for such periods represented purchases from three suppliers; and approximately more than 65%, 70% and 41% of telephone plant purchases were made from two suppliers.

If any of these suppliers fails to provide the company with services or equipment on a timely and cost effective basis, the Company business and results of operations could be adversely affected.

z) Financial instruments

To protect itself against fluctuations in interest and exchange rates, the Company uses derivatives that have been designated and classified as either fair value hedges (forwards) or cash flow hedges (interest-rate and cross currency swaps), depending on the risk being hedged. Through December 31, 2004, the changes in fair value of such instruments was recognized in the statement of income, net of costs, expenses or income derived from the hedged assets and liabilities.

Beginning January 1, 2005, due to the adoption of new Bulletin C-10, *"Accounting for Derivative Instruments and Hedging Activities"*, issued by the MIPA in April 2004, the Company modified its accounting policies for valuing and recognizing hedges. With respect to fair value hedges, changes in the fair value of these instruments are charged or credited to income in the period in which they occur, together with the gain or loss from the hedged asset or liability due to the changes in its fair value. Any difference in the changes in these fair value represents the ineffective portion of theses fair value hedges.

For cash flow hedges, the effective portion of the derivative's gain or loss is initially reported as a component of comprehensive income in stockholders' equity while the ineffective portion of the gain or loss is reported in earnings immediately. The effectiveness of the derivatives is determined at the time they are defined as derivatives and is periodically measured. Hedges considered as highly effective are those in which the fair value or cash flows of the hedged item are offset on a period-by-period or cumulative basis by changes in the fair value or cash flows of the derivative itself by a range of between 80% and 125%. The deferred gain or loss in stockholder's equity is reclassified to the income statement during the period in which the hedge item affects income.

Beginning January 1, 2005, the adoption of this new bulletin gave rise to a reclassification in stockholders' equity from retained earnings to other accumulated comprehensive loss items in the amount of P.43,647. Had the Company adopted the provisions of this new bulletin in 2004, taking into account that the Company's hedges would have met the criteria for recognition, net income of such year would have decreased by the same amount.

a.1) Comparability

The following pro forma financial data for 2003 and 2004 is based on the Company's financial statements, adjusted to give effect to the new accounting pronouncements described in paragraphs i), o) and z) above.

	2003	2004
Net income	P.17,634,606	P.18,152,300
Average number of outstanding shares (in millions)	38,736	37,506
Earnings per share	P. 0.46	P. 0.48

a.2) Standard regulations of the Mexican Financial Information Standards Research and Development Board (*Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C.* or *CINIF*)

On January 1, 2006, the requirements of the *CINIF* went into effect and replaced the standards previously issued by the MIPA. The adoption of these new rules does not have an effect on the Company's financial statements.

(Amounts in thousands of Constant Mexican Pesos

a.3) Convenience translation

U.S. dollar amounts as of December 31, 2005 shown in the financial statements have been included solely for the convenience of the reader and are translated from pesos with purchasing power as of December 31, 2005, as a matter of mathematical computation only, at an exchange rate of P.10.71 to US$1.00, the December 31, 2005 exchange rate. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at this or any other rate.

a.4) Reclassifications

Certain amounts shown in the 2003 and 2004 financial statements have been reclassified for uniformity of presentation with 2005.

3. Marketable securities and available for sale securities

A summary of marketable securities as of December 31, 2004 and 2005, is as follows:

	2004		2005	
	Cost	Fair Value	Cost	Fair Value
Trading securities:				
Government bonds	P. 551,601	P. 656,598		
Equity securities	181,328	189,920	**P. 44,439**	**P. 22,979**
	732,929	846,518	**44,439**	**22,979**
Available for sale securities:				
USCO	1,825,841	1,829,768	**1,825,841**	**1,482,000**
	P.2,558,770	P.2,676,286	**P.1,870,280**	**P.1,504,979**

a) At December 31, 2003, 2004 and 2005, net unrealized (losses) gains on trading securities were P.(32,869), P.113,589 and P.(21,460), respectively. Net realized gains were P.529,599, P.227,162 and P.90,913, in 2003, 2004 and 2005, respectively.

b) At December 31, 2004 and 2005, the net unrealized gain (loss) on investments classified as available for sale of P.3,927 and P.(343,841), respectively, were recorded in other accumulated comprehensive loss items in stockholders' equity in conformity with new Bulletin C-2. In previous years, there were no investments of this type.

c) At December 31, 2004 and 2005 and at the date on which these financial statements were issued, there have been no changes in the market value of marketable securities that could indicate possible impairment.

(Amounts in thousands of Constant Mexican Pesos

4. Accounts receivable

A summary of accounts receivable consist of the following:

	December 31,	
	2004	**2005**
Subscribers	P.13,537,778	**P.16,067,307**
Retailers	3,695,975	**5,009,017**
Cellular operators for interconnections	2,088,313	**3,774,362**
Recoverable taxes	2,586,501	**8,463,556**
Other	2,738,484	**1,414,362**
	24,647,051	**34,728,604**
Less: Allowance for doubtful accounts	(3,351,358)	**(3,887,261)**
Total	P.21,295,693	**P.30,841,343**

Activity in the allowance for doubtful accounts for the years ended December 31, 2003, 2004 and 2005 was as follows:

	2003	2004	**2005**
Opening balance as of December 31	P. (478,939)	P.(2,043,875)	**P.(3,351,358)**
Increases charged to expenses	(930,377)	(1,850,102)	**(2,801,834)**
Effect of acquired companies	(1,361,176)	(153,560)	**(142,118)**
Decreases to reserve for write-offs	726,617	696,179	**2,408,049**
Ending balance	P.(2,043,875)	P.(3,351,358)	**P.(3,887,261)**

a) On December 30, 2005, Nicaragua sold, without recourse, its bad debt portfolio of P.149,299 (US$13,939) to an unrelated party, such amount was recorded as a bad debt expense recovery.

b) Also at December 31, 2004, the caption other, includes an account receivable from third parties in the amount of P.1,295,758 derived from the sale and lease-back of telephone plant (see Note 7).

5. Inventories

Inventories consist of the following:

	December 31,	
	2004	**2005**
Cellular telephones, accessories cards and others	P.11,894,192	**P.13,756,640**
Less:		
Reserve for obsolete inventory	(276,561)	**(803,967)**
Total	P.11,617,631	**P.12,952,673**

(Amounts in thousands of Constant Mexican Pesos

6. Prepaid expenses and license acquisition

In September 2003, Telcel entered into an agreement with Operadora Unefon, S.A. de C.V., whereby the latter agreed to provide Telcel exclusive and uninterrupted access to a nationwide wireless network using the 1850-1865 MHz / 1930-1945 MHz (Band "A") radio spectrum, for a 16-year period. Under the terms of the agreement, Telcel paid in advance a total consideration of P.3,180 million (US$267.7 million), which represented the present value of the amounts due over the term of the contract and which up to April 2005 was being amortized using the straight-line method over a 16-year period.

On May 13, 2005, Telcel and Unefon terminated the capacity service contract, and simultaneously entered into an agreement for the partial onerous cession of the previously mentioned frequency, at no additional net consideration. The amount of the outstanding balance of the prepayment was transferred to intangibles and is being amortized using the straight-line method over its remaining useful life (see Note 8).

At December 31, 2004, the current portion of prepaid expenses amounts to P.179,027 and the long-term portion amounts to P.2,506,384.

7. Plant, property and equipment

a) Plant, property and equipment consist of the following:

	December 31,	
	2004	2005
Telephone plant and equipment	P.101,188,335	**P.133,263,345**
Land and buildings	6,318,396	**6,071,591**
Other assets	19,724,963	**18,539,693**
	127,231,694	**157,874,629**
Less: Accumulated depreciation	(50,269,366)	**(61,728,045)**
Net	76,962,328	**96,146,584**
Construction in progress and advances to equipment suppliers	9,265,902	**14,671,791**
Inventories for use in construction of the telephone Plant	1,512,829	**1,022,321**
Total	P. 87,741,059	**P.111,840,696**

b) At December 31, 2004 and 2005, included in plant, property and equipment are the following assets held under capital leases:

	2004	2005
Assets under capital leases	P.5,092,126	**P.5,384,310**
Accumulated depreciation	(185,320)	**(925,971)**
	P.4,906,806	**P.4,458,339**

(Amounts in thousands of Constant Mexican Pesos

c) From January 2003 to December 2005, the Company sold part of its telephone plant to unrelated parties for P.5,377 million, which it then leased again under sale and leaseback agreements, which are being amortized based on the remaining useful life of the assets.

At December 31, 2005, the Company recorded deferred charges related to the above-mentioned sales in the short- and long-term of P.1,339,717 and P.6,684,056, respectively, which are included as part of the caption other assets in the balance sheet (P.1,234,272 and P.6,990,958 at December 31, 2004).

Amortization expense for the years ended December 31, 2003, 2004 and 2005 was P.145,693, P.499,591 and P.1,358,732, respectively.

d) Depreciation expense for the years ended December 31, 2003, 2004 and 2005 was P.10,572,285, P.12,664,938 and P.15,339,874, respectively.

e) Through December 31, 1996, items comprising the telephone plant in Mexico were restated based on the acquisition date and cost, applying the factor derived from the specific indexes determined by the Company and validated by an independent appraiser registered with the Mexican National Banking and Securities Commission ("NBSC").

Effective January 1, 1997, Bulletin B-10 eliminated the use of appraisals to present telephone plant, property and equipment in the financial statements. At December 31, 2004 and 2005, this caption was restated as follows:

- The December 31, 1996 appraisal value of the imported telephone plant, as well as the cost of subsequent additions to such plant, were restated based on the rate of inflation in the respective country of origin and the prevailing exchange rate at the balance sheet date (specific indexation factors).
- The appraised value of land, buildings and other fixed assets of domestic origin at December 31, 1996, and the cost of subsequent additions to such assets were restated based on the NCPI.

At December 31, 2005, approximately 85% of the value of the telephone plant, property and equipment (96% in 2004) has been restated using specific indexation factors.

(Amounts in thousands of Constant Mexican Pesos

8. Intangible assets

A summary of intangible assets is as follows:

	2005					
	Balance at January 1	Increases	Cancellations	Amortization Expense	Effects of translation of foreign subsidiaries, net	Balance at December 31
Licenses	P.25,722,685	5,127,336	(244,135)			P. 30,605,886
Effects of translation	10,053,696				1,447,424	11,501,120
Accumulated Amortization	(6,873,811)	(565,062)	222,981	(3,637,964)		(10,853,856)
Net	P.28,902,570	4,562,274	(21,154)	(3,637,964)	1,447,424	P. 31,253,150
Trademarks	P. 9,352,428	100,813				P. 9,453,241
Effects of translation	(422,299)				(235,006)	(657,305)
Accumulated amortization	(1,637,885)			(830,898)		(2,468,783)
Net	P. 7,292,244	100,813		(830,898)	(235,006)	P. 6,327,153
Goodwill	P.13,142,870	2,359,558				P. 15,502,428
Effects of translation	2,036,881				44,544	2,081,425
Accumulated amortization	(5,339,209)					(5,339,209)
Net	P. 9,840,542	2,359,558			44,544	P. 12,244,644

(Amounts in thousands of Constant Mexican Pesos

	2004					
	Balance at January 1	Increases	Cancellations	Amortization Expense	Effects of translation of foreign subsidiaries, net	Balance at December 31
Licenses	P.25,163,413	567,021	(7,749)			P.25,722,685
Effects of translation	5,971,837				4,081,859	10,053,696
Accumulated amortization	(3,083,860)			(3,789,951)		(6,873,811)
Net	P.28,051,390	567,021	(7,749)	(3,789,951)	4,081,859	P.28,902,570
Trademarks	P. 9,352,428					P. 9,352,428
Effects of translation					(422,299)	(422,299)
Accumulated Amortization	(782,237)			(855,648)		(1,637,885)
Net	P. 8,570,191			(855,648)	(422,299)	P. 7,292,244
Goodwill	P.12,059,886	1,351,167	(268,183)			P.13,142,870
Effects of Translation	868,900				1,167,981	2,036,881
Accumulated Amortization	(4,202,546)			(1,136,663)		(5,339,209)
Net	P. 8,726,240	1,351,167	(268,183)	(1,136,663)	1,167,981	P. 9,840,542

a) A description of the principal acquisitions of licenses at December 31, 2004 and 2005 is as follows:

- June 2004, 1900 megahertz frequency license to provide cellular telephone services in Uruguay for P.160,091 (US$ 18.1 million).
- In 2004, a license to operate and provide cellular telephone services in the Minas Gerais region in Brazil for P.309,067.
- Other licenses acquired in 2004 amounted to P.15,061.
- March 2005, a concession to render public personal communications services (PCS) in Peru for P.238,308 (US$ 21.1 million).
- April 2005, Telcel won a bid on 1900 MHz frequency usage and was consequently awarded use of the 10MHz broadband frequency in the 9 regions into which Mexico is divided. The Company paid P.55,312, (P.55 million nominal amount) for such usage rights. The licenses are for 20-year terms during which time the Company is obligated to pay certain usage fees, as stipulated in the Mexican Fees Law in force at the time the licenses were granted. In the same bid, the Company was also awarded use of additional 10 MHz broadband in region 9 (Mexico, City metropolitan area), region 6 (Guadalajara, Jalisco) and region 4 (Monterrey, Nuevo Leon) that are currently subject to the resolution of a certain legal proceeding. Telcel has not paid for such additional broadband.
- May 2005, Telcel acquired from Unefon 8.400 MHz in the 1850-1865 MHz 1930-1945 MHz (Band "A") radio spectrum frequency, as described in Note 6.

(Amounts in thousands of Constant Mexican Pesos

- July 2005, a license to operate and provide cellular and wireless telephone services in the Minas Gerais region in Brazil for P.227,840 (Rs. 51.2 million).

b) Licenses, trademarks and goodwill amortization expenses in 2003 amounted to P.4,511,953.

9. Investments

An analysis at December 31, 2004 and 2005 is as follows:

	2004	2005
Investments in:		
Affiliates (Grupo Telvista, S.A. de C.V.)	P.374,449	**P.387,046**
Other investments	299,335	**98,712**
Total	P.673,784	**P.485,758**

I. Investments in subsidiaries

During 2004 and 2005, the Company made a number of equity investments, as described below:

Through appraisals made by independent experts, the Company determined the fair value of the net assets acquired. The purchase prices of net acquired assets were allocated based on their estimated market values, as follows:

	2005 Acquisitions			
	Smartcom (Chile)	América Móvil Peru S.A.C.	AMX Paraguay	Total
Current assets	**P. 1,621,242**	**P. 607,936**	**P. 119,186**	**P. 2,348,364**
Fixed assets	**3,414,566**	**1,994,621**	**212,166**	**5,621,353**
Licenses	**394,480**	**900,550**	**5,457**	**1,300,487**
Other assets	**183,297**	**1,514,411**	**8,047**	**1,705,755**
Less:				
Current Liabilities	**803,122**	**1,488,034**	**69,125**	**2,360,281**
Long term debt		**814,141**	**2,891**	**817,032**
Fair value of net assets acquired	**P. 4,810,463**	**P. 2,715,343**	**P. 272,840**	**P. 7,798,646**
% participation acquired	**100.00%**	**100.00%**	**100.00%**	**100.00%**
Net assets acquired	**4,810,463**	**2,715,343**	**272,840**	**7,798,646**
Amount paid	**5,454,137**	**4,431,227**	**272,840**	**10,158,204**
Goodwill generated	**P. 643,674**	**P. 1,715,884**	**P.**	**P. 2,359,558**

a) AMX PARAGUAY

In July 2005, the company acquired 100% interest in Hutchinson Paraguay, S.A. (now AMX Paraguay, S.A.), for a purchase price of P.272,840 (US$25 million). The company provides telecommunication services, including wireless services throughout the Republic of Paraguay.

(Amounts in thousands of Constant Mexican Pesos

b) SMARTCOM (Chile)

In August 2005, the Company acquired from the Spanish company Endesa Participadas, S.A. a 100% interest in the Chilean company Smartcom S.A. for a purchase price of P.5,454,137 (US$505 million). Smartcom provides telecommunication services, including wireless services throughout the Republic of Chile.

c) AMERICA MOVIL PERU, S.A.C.

In August 2005, the company acquired from TIM International N.V. a subsidiary of the Telecom Italia Group, a 100% interest in the Peruvian company, TIM Peru S.A.C. (now América Móvil Peru, S.A.C.) for P.4,431,227 (US$408 million). América Móvil Peru provides telecommunication services, including wireless services throughout the Republic of Peru.

2004 Acquisitions

	2004 Acquisitions		
	Enitel	Megatel	Total
Current assets	P. 770,340	P. 92,931	P. 863,271
Fixed assets	1,300,859	445,750	1,746,609
Licenses		82,802	82,802
Other assets	95,697	31,351	127,048
Less:			
Current liabilities	589,051	135,643	724,694
Long term debt	453,886	27,435	481,321
Fair value of net assets acquired	P. 1,123,959	P. 489,756	P. 1,613,715
% participation acquired	99%	100%	
Net assets acquired	1,113,056	489,756	1,602,812
Amount paid	2,142,055	997,074	3,139,129
Goodwill generated	P. 1,028,999	P. 507,318	P. 1,536,317

a) ENITEL (Nicaragua)

In January 2004, the Company acquired 49% of the shares of Empresa Nicaragüense de Telecomunicaciones, S.A. (ENITEL) for P.598,533 (US$49.6 million). In August 2004, the Company acquired an additional 50.037% equity interest in ENITEL for P.1,543,522 (US$128 million). ENITEL provides telecommunication services, including wireless and fixed telephone services in Nicaragua.

b) MEGATEL (Honduras)

In June 2004, América Móvil acquired 100% of the shares of Megatel de Honduras, S.A. de C.V. (now Servicios de Comunicaciones de Honduras, S.A. de C.V.) ("Megatel") for P.997,074 (US$81.7 million). Megatel provides telecommunication services, including wireless services in Honduras.

(Amounts in thousands of Constant Mexican Pesos

c) CTE (El Salvador)

In December 2004, América Móvil acquired an additional 41.54% equity interest in CTE for which it paid P.3,433 million (US$294.9 million). Subsequent to such acquisition, together with certain purchases from minority shareholders during 2004, the Company's equity interest in CTE increased to 94.9% at December 31, 2004. The purchase of the additional 41.54% was made based on the fair value of CTE's assets at November 2004, giving rise to a goodwill of P.301,474 (US$25.9 million), which, since this was considered a step acquisition, was added to CTE´s goodwill balance generated in the previous year.

d) CTI (Argentina)

In July 2004, América Móvil acquired an additional 8% equity interest in CTI for a total consideration of P.209,402 (US$17.1 million), increasing its total equity interest in CTI to 100%. The above-mentioned purchase was made based on the net fair value of CTI's assets at June 2004, giving rise to a negative goodwill of approximately P.79,194.

Other acquisitions

In 2005, the Company paid approximately P.89,827 (US$8,092) to acquire minority interest shares in Brazil, Guatemala, Nicaragua and El Salvador, of which the carrying value amounted to P.555,939. The difference between the carrying value and purchase price was recognized in the stockholders' equity. Due to such acquisitions, the Company's equity interest increased from 97.8% to 98.9% in Brazil, from 99% to 99.1% in Guatemala, from 99% to 99.3% in Nicaragua and from 94.9% to 95.8% in El Salvador.

In 2005, América Móvil, through its subsidiary Sercotel and the latter through Telecom Americas, made several capital contributions in Brazil's operating companies (ATL, Americel, BSE, Stemar, Telet and BCP) for an aggregate consideration of P.23,417,240 (US$2,209,149).

During 2004, América Móvil invested P.454,000 (US$39 million) in the purchase of minority interests in Comcel (Colombia), CTE (El Salvador), and Telgua (Guatemala), giving rise to a negative goodwill of P.407,430 (US$30 million) and increasing the Company's equity interest in such companies at December 31, 2004, to 99.2%, 94.9% and 99.0%, respectively.

- Sale of subsidiaries and affiliated companies

a) In July 2005, the Company (following a capital reduction in which all the stockholders participated proportionally), sold its 40.3% equity interest in Technology and Internet, LLC and its 25% equity interest in Technology Fund One, LLC to Grupo Condumex, S.A. de C.V. (related party) in the amount of P.31,900 (US$3 million). Such sale gave rise to a loss of P.80,279, which was recognized in stockholders' equity, since the sale was made between entities under common control.

b) In May 2004, the Company sold its 60% equity interest in Techtel to Teléfonos de México, S.A. de C.V. (related party) for P.873,397 (US$75 million). Such sale gave rise to a gain of P.18,842, which was recognized in stockholders' equity, since the sale was made between entities under common control.

(Amounts in thousands of Constant Mexican Pesos

General

The Company is not obligated to make any further payments or provide any form of additional or contingent consideration related to these acquisitions, other than those already disclosed.

Unaudited proforma financial data

The following consolidated pro forma financial data for the years ended December 31, 2003, 2004 and 2005 have not been audited and are based on the Company's historical financial statements, adjusted to give effect to (i) the series of acquisitions mentioned in the preceding paragraphs; and (ii) certain accounting adjustments related to the amortization of goodwill (up to December 31, 2004) and licenses and adjustments to depreciation of fixed assets of the acquired companies.

The pro forma adjustments assume that the purchases were made at the beginning of the acquisition year and the immediately preceding year and are based upon available information and other assumptions that management considers reasonable.

The pro forma financial information data does not purport to represent what the effect on the Company's consolidated operations would have been had the transactions in fact occurred at the beginning of each year, nor are they intended to predict the Company's results of operations.

	Unaudited pro forma consolidated	
	2003	2004
Operating revenues	P.107,372,150	P.140,383,728
Net income	19,008,140	17,023,702
Earnings per share (in Mexican Pesos)	P. 0.49	P. 0.45

	Unaudited pro forma consolidated	
	2004	2005
Operating revenues	P.144,982,344	P.186,257,999
Net income	16,333,953	30,841,141
Earnings per share (in Mexican Pesos)	0.43	0.84

- Subsequent event (unaudited)

On April 2, 2006, by means of three separate agreements, AMX agreed to acquire the equity interests of Verizon Communications Inc. in certain companies through which it beneficially owns shares in Verizon Dominicana, C. por A. ("Verizon Dominicana"), Telecomunicaciones de Puerto Rico, Inc. ("TELPRI") and, through an equally owned joint venture with Telmex, Compañía Anónima Nacional de Teléfonos de Venezuela ("CANTV"). Each of the three acquisitions is subject to regulatory approvals and other closing conditions. None of the acquisitions is conditioned on the closing of the others, and the Company's expects to close an acquisition as soon as practicable after the conditions applicable to the closing of that particular acquisition are satisfied or waived. AMX agreed to acquire control of 100% of the issued and outstanding capital stock of Verizon Dominicana for a purchase price of US$2,062 million (P. 22,084 million). This price assumes that Verizon Dominicana will have no net indebtedness at closing and is subject to adjustments.

AMX agreed to acquire control of 52.01% of the issued and outstanding shares of common stock of TELPRI for a purchase price of US$939 million (P. 10,057 million). This price assumes that TELPRI's net indebtedness will not exceed US$523 million (P.5,601 million) at closing and is subject to adjustments. The Company also agreed with Verizon to offer to purchase the shares of TELPRI held by its other shareholders, at the same per share price. The purchase of the additional 47.99% held by other shareholders would require AMX to pay an additional US$866.4 million (P. 9,279 million).

AMX's joint venture with Telmex agreed to acquire control of Verizon's equity interest in CANTV for a purchase price of US$676.6 million (P.7,246 million). The purchase price represents US$3.01 (P. 32.2) per ordinary share of CANTV or US$21.10 (P. 225.9) per American Depositary Shares of CANTV. Each American Depositary Share represents 7 ordinary shares of CANTV. Verizon beneficially owns approximately 28.51% of the outstanding capital stock of CANTV. The joint venture will acquire Verizon's equity interest in CANTV by means of the purchase of a subsidiary of Verizon that holds all of the ordinary shares and ADSs of CANTV beneficially owned by Verizon. As required by Venezuelan law, following the closing of the purchase of Verizon's equity interest in CANTV, and, subject to receipt of regulatory approvals, the joint venture will offer to purchase (i) the remaining outstanding shares of CANTV at the Bolivar equivalent, based on the official exchange rate established by the Venezuelan authorities, of the price per share paid to Verizon and (ii) the remaining outstanding American Depositary Shares at the same price per ADS paid to Verizon.

10. Financial instruments

At December 31, 2004 and 2005, the financial instruments contracted by the Company are as follows:

Financial instrument	2004	2005
	Notional equivalent in millions	
Interest-rate swaps in US dollars	US$ 489	US$ 610
Interest-rate swaps in pesos	P. 6,000	P. 6,000
Cross currency swaps	US$ 774.3	US$ 910
Interest-rate swaps and cross currency swaps	US$ 337.0	US$ 913.4
Forwards Dollar-Peso	US$ 62	US$ 1,475

With respect to the aforementioned financial instruments, only a portion equal to US$910 notional amount corresponding to cross currency swaps, qualify for treatment to be designated as hedging instruments. Consequently, the valuation loss of P.92,871 in 2005, was included in stockholders' equity under the caption other accumulated comprehensive loss items. In 2004 and 2003, the change in fair value amounted to P.43,647 and P.(112,122), respectively, and were included in the statement of income as part of comprehensive financing cost.

With respect to the instruments not considered effective hedges (interest-rate swaps and cross currency swaps), the change in fair value of P.460,122 in 2004 and P.(1,119,561) in 2005, were included in the statement of income as part of comprehensive financing cost.

(Amounts in thousands of Constant Mexican Pesos

An analysis of the accumulated valuation effect of the financial instruments included in the annexed balance sheet, at December 31, 2004 and 2005 is as follows:

	2004	2005
Accounts receivable (payable) for financial instruments classified as effective hedges	P.(47,236)	**P. (656,093)**
Accounts receivable (payable) for financial instruments not classified as effective hedges	128,039	**(1,206,573)**
Net accumulated effect receivable (payable) for valuation of financial instruments per annexed balance sheet	P. 80,803	**P.(1,862,666)**

11. Employee Benefit Obligations

a) Mexico

Telcel set up an irrevocable trust fund to cover the payment of obligations for seniority premiums, adopting the policy of making contributions to the fund as they are deemed necessary. During 2003, 2004 and 2005, the Company contributed P.1,910, P.2,135 and P.2,261, respectively. The seniority premium valuation was determined based on actuarial computations made by independent actuaries using the projected unit-credit method.

The transition asset, past services and variances in assumptions are amortized over a twenty-five year period, which is the estimated average remaining working lifetime of Telcel's employees.

An analysis of the net period cost for 2003, 2004 and 2005 is as follows:

	2003	2004	2005
Service cost	P.2,032	P.2,178	**P.2,433**
Financial cost of projected benefit obligations	490	623	**769**
Expected return on plan assets	(274)	(411)	**(571)**
Amortization of actuarial gain	(25)	(27)	**(25)**
Net period cost	P.2,223	P.2,363	**P.2,606**

The change in the pension plan benefit obligation is as follows:

	2004	2005
Benefit obligation at the beginning of the year	P. 9,300	**P. 11,479**
Service cost	2,178	**2,433**
Interest cost	623	**769**
Actuarial gain	(622)	**(578)**
Benefits paid	—	**—**
Benefit obligation at the end of the year	P. 11,479	**P. 14,103**

(Amounts in thousands of Constant Mexican Pesos

An analysis of the seniority premium reserve at December 31, 2004 and 2005 is as follows:

	2004	2005
Projected benefit obligation	P. 11,479	**P. 14,103**
Plan assets	(7,229)	**(10,094)**
Transition asset	43	**34**
Actuarial gain	1,549	**2,078**
Net projected liability	P. 5,842	**P. 6,121**
Unfunded accumulated benefit obligation	P. 4,250	**P. 4,009**
Accumulated benefit obligation	P. 4,250	**P. 4,009**

The net projected liability was included in the balance sheet under the caption other accounts payable and accrued liabilities.

The change in employee benefit plan assets and plan funded status is as follows:

	2004	2005
Fair value of plan assets at beginning of year	P. 4,979	**P. 7,229**
Real investment return	2,250	**2,865**
Fair value of plan assets at end of year	P. 7,229	**P. 10,094**

	2004	2005
Funded status	P. (4,250)	**P. (4,009)**
Unrecognized net actuarial gain	(1,549)	**(2,078)**
Unrecognized net transition asset	(43)	**(34)**
Net amount recognized	P.(5,842)	**P.(6,121)**

The net of inflation rates used to determine the actuarial present value of benefit obligations at December 31, 2003, 2004 and 2005 are presented below:

	2003	2004	2005
Discount rate	6.8%	6.8%	**6.8%**
Expected return on plan assets	6.8	6.8	**6.8**
Rate of compensation increase	1.9	1.0	**1.0**

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2005, except when indicated otherwise)

12. Accounts payable and accrued liabilities

a) Accounts payable and accrued liabilities consist of the following:

	December 31, 2004	December 31, 2005
Suppliers	P. 27,747,640	**P. 38,807,310**
Sundry creditors	3,548,633	**7,129,872**
Interest payable	1,119,199	**1,614,093**
Expenses and other provisions	4,759,499	**6,867,829**
Guarantee deposits	346,611	**411,414**
Others	266,184	**355,213**
Total	P. 37,787,766	**P. 55,185,731**

b) At December 31, 2004 and 2005, accounts payable and accrued liabilities includes the following expense and other provision accounts:

	Balance at December 31, 2004	Increase of the year	Payments	Write-offs	Balance at December 31, 2005
Vacations premium	P. 264,072	P. 130,588	P. (146,731)		**P. 247,929**
Vacations	86,897	490,470	(219,166)	P. (215)	**357,986**
General expenses	174,352	807,010	(435,764)		**545,598**
Fees	163,653	370,294	(354,733)		**179,214**
Asset retirement obligations	203,181	253,545		1,698	**458,424**
Loyalty rewards provision	332,516	396,806			**729,322**
Contingencies provisions	3,534,828	655,925	(34,872)	(1,650)	**4,154,231**
Value added Services provisions		845,806	(737,071)		**108,735**
Others		463,893	(367,771)	(9,732)	**86,390**
	P. 4,759,499	P. 4,414,337	P. (2,296,108)	P. (9,899)	**P. 6,867,829**

(Amounts in thousands of Constant Mexican Pesos

13. Debt

The Company's debt consists of the following:

Currency	2004 Concept	2004 Rate	Maturity From 2005 to	Total 2004	2005 Rate	Maturity from 2006 to	Total 2005
US Dollars							
	Fixed-rate Senior Notes	4.125% a 5.75%	2015	P.20,870,373	**4.125% a 6.375%**	**2035**	**P.29,915,544**
	Senior Notes	L+.625	2007	3,491,975	**L+.6250**	**2007**	**3,213,270**
	Lines of credit	L+.35a L+.60	2009	4,830,566	**L+.05 a L+.40 8.01%;**	**2006**	**3,730,028**
	Leasing	8.01%	2008	436,308	**L+1.53 a L+2.90**	**2008**	**747,049**
	Exim Banks	L+.225 a L+1.25(1)	2010	7,602,562	**2.71%**	**2010**	**250,287**
	Syndicated loans	L+.60	2009	3,491,975			
	Lines of Credit (fixed)	2.71%	2009	261,125			
	BNDES	UMBNDES+4.3% (2)	2008	125,306			
	Others	L+.20 a L+1.35	2009	363,375			
	Subtotal Dollars			41,473,565			**37,856,178**
Mexican Pesos							
	Domestic senior notes ("Certificados Bursátiles")	Others	2010	13,434,297	**Others**	**2010**	**12,550,000**
	Fixed rate domestic senior notes				**9.00%**	**2016**	**5,000,000**
	Lines of credit				**THE -.10 a THE-.125 (3)**	**2006**	**6,000,000**
	Leasing	THE+.40 a THE+.55	2008	4,633,317	**THE + .40 a THE + .55**	**2008**	**4,009,000**
	Subtotal Mexican pesos			18,067,614			**27,559,000**
Reais							
	BNDES	TJLP + 2.80% (4) a TJLP + 4.00%	2007	1,099,899			
	Lines of credit	12.00%	2005	877			
	Subtotal Reais			1,100,776			
Colombian pesos							
	Senior Notes	IPC+6.80 (6) a IPC+7.50	2013	2,191,846	**IPC + 6.8 a IPC+7.50**	**2013**	**2,110,088**
	Lines of credit	DTF+ 1.70 (5) a DTF + 2.60	2005	379,920	**DTF**	**2006**	**267,278**
	Subtotal Colombian pesos			2,571,766			**2,377,366**
Other currencies							
	Lines of credit	6.50%	2005	292,733	**3.50% a 14%**	**2006**	**744,492**
	Subtotal other currencies			292,733			**744,492**
	Total debt			63,506,454			**68,537,036**
	Less: Short term debt and current portion of long term debt			5,572,058			**17,007,441**
	Long term debt			P.57,934,396			**P.51,529,595**

1) L = LIBOR
2) UMBNDES = Monetary Unit of Brazilian Development Bank (BNDES)
3) THE = Mexican Equilibrium Funding Rate
4) TJLP = Long Term Interest Rate
5) CDI = Financial Certificate of Deposit
6) IPC = National Consumer Index

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2005, except when indicated otherwise)

Except for the fixed-rate senior notes, interest rates on the Company's debt are subject to variances in international and local rates. The Company's weighted average interest rate cost of borrowed funds at December 31, 2005 was approximately 7.59% (7.05% at December 31, 2004).

In addition to the rates above, the Company must reimburse international lenders (with the exception of loans provided or guaranteed by export credit agencies) for Mexican taxes withholding, typically 4.9% of the interest payment. Fees in financing transactions generally add approximately ten basis points to financing costs.

Short-term debt at December 31, 2004 and 2005 consists of the following:

Concept	2004	2005
Domestic senior notes	P. 464,985	**P. 5,500,000**
Fixed-rate securities	877	
Line of credit		**10,741,800**
Other loans	2,047,017	**480,285**
Total	P.2,512,879	**P.16,722,085**
Weighted average interest rate	8.19%	**8.25%**

Maturities of long-term debt are as follows:

Years	Amount
2007	P. 5,410,748
2008	6,858,586
2009	6,790,848
2010	2,090,753
2011	—
2012 and thereafter	30,378,660
Total	P.51,529,595

Senior Notes.- During 2004 and 2005, América Móvil has issued the following senior notes:

a) March 2004, US$500 million and US$800 million, maturing respectively in 2009 and 2014 and bearing annual interest of 4.125% and 5.50%, respectively, which is payable semiannually. In 2004 and 2005, accrued interest on the notes was P.627,290 and P.713,324, respectively.

b) April 2004, US$300 million, maturing in 2007 and bearing variable annual interest at the three-month LIBOR plus 0.625%, which is payable quarterly beginning on July 27, 2004. In 2004 and 2005, accrued interest on the notes was P.54,226 and P.132,844, respectively.

c) October 2004, US$500 million, maturing in 2015 and bearing annual interest of 5.75%, which is payable semiannually beginning on July 15, 2005. In 2004 and 2005, accrued interest on the notes was P.55,190 and P.318,415, respectively.

d) February 2005, US$1,000 million in principal amount of 6.375% senior notes due 2035. Interest is payable semi-annually beginning on September 1, 2005. In 2005, accrued interest on the notes was P. 595,091.

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2005, except when indicated otherwise)

e) September 2005, P.5,000 million in principal amount of 9% senior notes due 2016. Interest is payable semi-annually beginning on January 17, 2006. In 2005, accrued interest on the notes was P.108,750.

All senior notes are unconditionally guaranteed by Telcel.

- Lines of credit guaranteed by institutions to promote exports- The Company has medium- and long-term financing programs for the purchase of equipment, whereby certain institutions, to promote exports, provide financial support to purchase export equipment from their respective countries. The outstanding balance under these plans at December 31, 2005 is P.250,287 (US$23 million).

Domestic Senior Notes (certificados bursatiles)- The CNBV has authorized the Company to establish four programs for the issuance of domestic senior notes guaranteed by Telcel for P.5,000 million each. At December 31, 2005, the Company had made various issues under such programs for amounts ranging from P.400 to P.1,750 million, with maturities ranging from 3 to 7 years. In general, these issues bear a floating interest rate established as a percentage of the TIIE and CETES rates.

Additionally, the Company has a commercial paper program authorized by the CNBV for P.3,000 million. As of December 31, 2005, the Company had no outstanding commercial paper debt.

In December 2005, the Company incurred P.8,676 million (US$810 million) in bank debt, guaranteed by Telcel, bearing interest at compounded annual rate of 7.25% and that matures in December 2006.

General

At December 31, 2005, the Company had a number of bank facilities for approximately P.10,743 million (US$1,003 million) bearing interest at LIBOR plus a spread. The facilities have similar terms as to covenants, and under all of the facilities América Móvil and Telcel are either borrowers or guarantors.

The Company is subject to financial and operating covenants under the loan agreements. They limit the ability to pledge assets, to effect a merger or a sale of all or substantially all of the assets, and do not permit the Company to restrict the ability of the subsidiaries to pay dividends or make distributions to the Company. The most restrictive financial covenants require the Company to maintain a consolidated ratio of debt to EBITDA not greater than 4 to 1 and a consolidated ratio of EBITDA to interest expense not less than 2.5 to 1 (using terms defined in the loan agreements). Telcel is subject to financial covenants similar to those applicable to América Móvil. A number of the financing instruments are subject to either acceleration or repurchase at the holder's option if there is a change of control. At December 31, 2004 and 2005, the Company was in compliance with all of these requirements.

At December 31, 2005, 92.8% of total outstanding consolidated debt is guaranteed by Telcel.

- Subsequent event

On February 24, 2006, through Comcel, the Company placed bonds in the Colombian market in the amount of P.450 billion Colombian pesos (equal to USD 200 million) for a term of ten years. The interest rate on such issue is 7.59%.

(Amounts in thousands of Constant Mexican Pesos

14. Foreign-Currency position and transactions

a) América Móvil had the following foreign-currency denominated assets and liabilities:

	Foreign currency in million			
	2004	Exchange Rate At December 31 2004	2005	Exchange Rate At December 31 2005
Assets				
US dollar	2,621	11.26	**2,016**	**10.71**
Quetzal	1,886	1.45	**1,854**	**1.41**
Reais	3,437	4.24	**3,150**	**4.58**
Colombian peso	405,016	0.004	**668,573**	**0.005**
Argentinean peso	615	3.78	**780**	**3.03**
Uruguayan peso	85	0.427	**653**	**0.443**
Cordoba	376	0.687	**803**	**0.625**
Lempira	168	0.584	**476**	**0.563**
Chilean peso			**76,236**	**0.021**
Peruvian Soles			**193**	**3.12**
Guaranies (Paraguay)			**138,130**	**0.002**
Euro	3	15.32	**47**	**12.63**
Swiss Francs			**53**	**8.16**
Liabilities				
US dollar	(4,908)	11.26	**(5,242)**	**10.71**
Quetzal	(1,442)	1.45	**(1,981)**	**1.41**
Reais	(6,104)	4.24	**(4,616)**	**4.58**
Colombian peso	(1,484,520)	0.004	**(2,555,922)**	**0.005**
Argentinean peso	(987)	3.78	**(2,052)**	**3.03**
Uruguayan peso	(118)	0.427	**(1,107)**	**0.443**
Cordoba	(199)	0.687	**(1,092)**	**0.625**
Lempira	(297)	0.584	**(599)**	**0.563**
Chilean peso			**(57,651)**	**0.021**
Peruvian Soles			**(929)**	**3.12**
Guaranies (Paraguay)			**(313,840)**	**0.002**

(Amounts in thousands of Constant Mexican Pesos

At March 10, 2006, exchange rates of the Mexican peso are as follows:

Foreign currency	Exchange rate
US Dollar	10.712
Quetzal	1.407
Reais	4.935
Colombian peso	0.005
Argentinean peso	3.479
Uruguayan peso	0.443
Cordoba	0.654
Lempira	0.594
Chilean peso	0.020
Peruvian Soles	3.219
Guaranies (Paraguay)	0.002
Euro	12.781
Swiss francs	8.180

b) In the years ended December 31, 2003, 2004 and 2005, the Company had the following transactions denominated in foreign currencies. Currencies other than the US dollar were translated to US dollars using the average exchange rate for the year.

	Thousands of U.S. dollars		
	2003	2004	2005
Net revenues	3,037,013	5,683,036	**8,576,256**
Operating costs and expenses	4,103,468	6,048,179	**8,531,766**
Interest income	141,484	182,143	**248,440**
Interest expense	298,075	319,309	**316,164**
Other income (expense), net	260,394	(39,602)	**(54,288)**

15. Commitments and Contingencies

a) As of December 31, 2005, the Company has entered into various leases (as a lessee) with related and third parties for the buildings in which its offices are located, as well as with owners of property where the Company has installed radio bases. The leases expire within one to fourteen years.

Provided below is an analysis of minimum rental payments due in the next five years. In some cases, the amount is subject to an annual increase based on the NCPI.

(Amounts in thousands of Constant Mexican Pesos

The Company leases certain equipment used in its operations under capital leases. At December 31, 2005, the Company had the following commitments under non-cancelable leases:

Year ended December 31,	Capital lease	Operating lease
2006	**P. 1,081,477**	**P. 1,615,105**
2007	**520,605**	**1,507,746**
2008	**3,980,846**	**1,457,618**
2009		**1,306,369**
2010		**1,148,271**
2011 and thereafter		**2,110,023**
Total	**5,582,928**	**P. 9,145,132**
Less interest	**(826,879)**	
Present value of minimum rental payments	**4,756,049**	
Less current installments	**712,707**	
Long-term obligations at December 31, 2005	**P. 4,043,342**	

Rent charged to expenses in 2003, 2004 and 2005 aggregated P.1,186,289, P.1,896,151 and P.2,713,641, respectively.

b) Payment Guarantees With Suppliers

At December 31, 2005, some of the Company's subsidiaries had commitments to acquire equipment for their GSM networks for up to approximately US$755 million (approximately P.8,086,730).

c) Purchase of minority interest

The Company has an obligation to purchase of all the shares of its subsidiary Telecom Américas that are own by minority shareholders. The minority shareholder has the right to sell its shares to AMX beginning in October 2006 for US$ 150 million (P. 1,606.5 million) plus interest at an annual rate of 3%.

Telcel

d) COFECO

Administrative proceedings have been initiated by the Mexican Federal Antitrust Commission (Comisión Federal de Competencia or Cofeco) against Telcel for alleged anti-competitive behavior mainly in connection with (i) actions by certain distributors of Telcel in relation to the purchase and sale of cellular phones, (ii) exclusive agreements entered into with certain content providers and (iii) refusal to deal with or grant access to certain specialized trunking radio communication operators to short message service interconnection. Since at the present time these investigations are at different procedural stages, no final ruling against Telcel has been issued.

If Telcel is unsuccessful in challenging any of the aforementioned legal proceedings, they may result in significant fines or specific regulations applicable to Telcel. Telcel has not made provisions in its financial

(Amounts in thousands of Constant Mexican Pesos

statements for these potential liabilities since at the date of the financial statements, the amount of the possible contingency could not be reasonably estimated.

e) Interconnection

In December 2004, Telcel reached an agreement with various other telecommunications service providers as to the interconnection fees applicable under the "calling party pays" system for the period from January 1, 2005 until December 31, 2007. The agreement called for a gradual reduction of 10% per year in interconnection fees charged under the "calling party pays" system from the 2004 rate of P.1.90 per minute to P.1.39 by the end of 2007. The agreement also contemplated that these reductions would be reflected in the tariffs charged by fixed operators to their users. The new framework was approved by the Mexican Federal Communications Commission (Comisión Federal de Telecomunicaciones or Cofetel).

Certain telecommunications service providers have since challenged the new framework, arguing that the proposed interconnection fees do not properly take into account costs associated with the interconnection fee applicable under the "calling party pays", and have initiated proceedings with Cofetel to obtain their intervention in resolving the matter. Such interconnection dissent is in its final stage and Telcel expects Cofetel to rule on this issue during 2006.

To date, given the current status of the negotiations with dissenting operators, it is impossible to predict what effect a ruling against the Company could have on its financial information. It is entirely possible that a greater decrease in interconnection rates will be ordered by the Cofetel as a result of the interconnection dissent.

f) CNVB

During 2003, América Móvil, S.A. de C.V. (América Móvil) received requests for information from the Mexican Banking and Securities Commission (Comisión Nacional Bancaria y de Valores or the CNBV) and the Securities and Exchange Commission (SEC) regarding Telcel's entry into a capacity services agreement with Operadora Unefon in September 2003. To América Móvil's knowledge, the investigation regards the alleged use by Operadora Unefon of the US$267.7 million paid by Telcel to Operadora Unefon under the agreement and related public disclosures made by an affiliate of Operadora Unefon.

The SEC has publicly stated that it has filed charges against certain affiliates of Operadora Unefon. America Móvil and Telcel have cooperated with the authorities. In 2005, neither América Móvil or Telcel have received any notice on this matter; for which reason, the Company believes that its participation in theses proceedings has concluded.

g) Short message services

Under the terms of its concessions for the 800 megahertz spectrum, Telcel must pay to the federal government a royalty based on gross revenues from concessioned services. The royalty is levied at rates that vary from region to region but average approximately 6%. Telcel believes that short message services are value-added services, which are not concessioned services, and that revenues from short message services should not be subject to this royalty.

In related proceedings, Cofetel has ruled that short text messages are subject to the interconnection regulatory regime and that such services do not constitute value-added services. Telcel is currently disputing

(Amounts in thousands of Constant Mexican Pesos

these issues in an administrative proceeding, but Telcel has made provisions for P. 332,719 that is included in these financial statements with respect to this potential liability.

h) Trademarks tax assessment

On March 3, 2006, the Sistema de Administración Tributaria (Mexican Tax Administration System or "SAT"), notified Telcel of an assessment of P.271,651 (P. 150,217, plus adjustments, fines and late fees) as a result of a tax deduction made by Telcel in 2003 of P. 1,221,916 in connection with royalty payments made to another subsidiary of América Móvil in connection with the use of certain trademarks. The Company believes that these deductions were made in accordance with applicable law and intend to challenge the validity of this assessment. Based on the foregoing, Telcel expects that the SAT will challenge similar deductions for royalty payments made during 2004 and 2005 of P. 4,490,993 and P. 6,349,628, respectively. The Company has not made provisions in its financial statements with respect to this potential liability because, based on the strength of its legal arguments, the Company believes that it will successfully challenge this assessment.

Comcel

i) Voice/IP

In March 2000, the Colombian Ministry of Industry and Commerce (Superintendencia de Industria y Comercio or SIC) issued Resolution No. 4954, requiring Comunicación Celular, S.A. (Comcel) to pay a fine of approximately US$100 thousand (approximately P. 1,071 million) for alleged anti-competitive behavior. In addition to this administrative fine, the SIC ordered Comcel to pay damages to other long distance operators. The long distance operators estimated their damages to be US$70 million (approximately P. 750 million). Comcel requested an administrative review of the damages decision, which was denied in June 2000. Comcel appealed, and the appeal was rejected in November 2000. Comcel resubmitted the appeal in February 2001.

Comcel also filed a special action in court challenging the denial of the administrative review. Following a series of court proceedings, a Colombian appeals court in June 2002 ordered that Comcel's February 2001 appeal be granted and that the administrative decision against Comcel be reviewed.

After additional proceedings, the Constitutional Court revoked the previous decision and ordered the continuance of the procedure for the determination of damages to the other operators. In the opinion of counsel representing Comcel in this matter, in the event the SIC decides to award damages to the long distances service providers, the amount of such damages should not exceed the income received by Comcel from the provision of Voice over IP services, an amount which is substantially smaller than the amount estimated by the long distance service providers. Comcel has made provisions for P. 34 million that is included in these financial statements with respect to this potential liability on the basis of its counsel's opinion. Neither America Móvil nor Comcel can assure that the amount of damages ultimately determined by the SIC will be consistent with Comcel's counsel opinion. Comcel expects to continue exploiting all available legal actions after a decision on damages is rendered.

j) Distributors

In January 2005, Comcel was notified of an arbitration proceeding initiated against it by Celcenter Ltda. (Celcenter) and Concelular, S.A. (Concelular), which are distributors of Comcel. The proceeding relates to

(Amounts in thousands of Constant Mexican Pesos

Comcel's decision to reduce the commissions paid to distributors. In the proceeding, the distributors allege: (i) abuse of dominant position on Comcel's part; (ii) the existence of an agency relationship between Comcel and the distributors; and (iii) breach of contract and commercial liability on the part of Comcel. Claimants seek to recover approximately US$30 million (approximately P. 321 million) from Comcel. Comcel has made provisions for P. 190 million that is included in these in its financial statements with respect to this potential liability.

Telecom Americas

k) Tess and ATL-Telecom Leste

The Brazilian Federal Communications Commission (Agência Nacional de Telecomunicações or ANATEL) has challenged each of Tess, S.A. (Tess) and ATL-Telecom Leste, S.A. (ATL) regarding the calculation of inflation-related adjustments due under these companies' concession agreements with ANATEL. Forty percent of the concession price under each of these agreements was due upon execution and 60% was due in three equal annual installments (subject to inflation-related adjustments and interest) beginning in 1999. Both companies have made these concession payments, but ANATEL has rejected the companies' calculation of the inflation-related adjustments and requested payment of the alleged deficiencies. The companies have filed declaratory and consignment actions in Brazilian courts seeking resolution of the disputes.

The court of first instance ruled against ATL's filing for declaratory action in October 2001 and ATL's filing for consignment action in September 2002. Subsequently, ATL filed appeals, which are pending. In September 2003, the court of first instance ruled against Tess' filing for consignment action. Subsequently, Tess filed an appeal, which is still pending. No ruling has been made to date in respect of the declaratory action filed by Tess. The aggregate contested amounts were approximately US$ 178 million (including potential penalties and interest) (approximately P.1,911 million) at December 31, 2005. Tess and ATL have made provisions in their financial statements for these potential liabilities.

l) BNDESPAR

Prior to the acquisition of Telet, S.A. (Telet) and Americel, S.A. (Americel) by Telecom Americas Limited (Telecom Americas), BNDESPar, a subsidiary of BNDES, the Brazilian development bank, had entered into investment and other shareholder agreements with Americel, Telet and certain of their significant shareholders. Under these agreements, BNDESPar had the right, among others, to participate in the sale of shares of Telet and Americel in the event of certain transfers of control, for so long as BNDESPar held 5% of the share of capital in those companies. In October 2003, Telecom Americas increased the capital of each of Telet and Americel and BNDESPar's ownership fell below 5% from approximately 20% in each as it elected not to exercise its preemptive rights. Subsequently, BNDESPar sent official notices to Telet and Americel reserving its rights under the agreements in respect of certain past transfers of shares.

In November 2004, BNDESPar filed a lawsuit with the competent court of Rio de Janeiro claiming that BNDESPar is entitled to sell its shares in Telet and Americel to Telecom Americas for approximately US$164 million (approximately P. 1,757 million). Such suit is still in Litigation. The Company does not believe that BNDESPar has valid grounds for its claims against Telecom Americas, and Telecom Americas is defending itself vigorously against these claims. Neither America Móvil or Telecom Americas can assure, however, that Telecom Americas will ultimately prevail. Telecom Americas has not made provisions in its financial statements for these potential liabilities.

m) Lune patent case

A Brazilian company claims that wireless operators in Brazil have infringed its patent over certain caller id technology. The plaintiff first brought a patent infringement case in a state court in Brasília, Federal Capital of Brazil, against Americel and later brought cases, as part of two separate proceedings, against 23 other defendants, including all of our other operating subsidiaries in Brazil.

Although the Company believes that the patent does not cover the technology that is used by Americel to provide caller id services, Americel lost the case at the trial level and on first appeal. After the judgment against Americel was rendered, a federal court in Rio de Janeiro, Brazil, rendered a preliminary injunction decision suspending the effects of the patent, in an action filed by a supplier of caller id technology. Americel filed three special appeals against the decision of the state court in Brasília, seeking review at the Superior Court of Justice (which is the highest court in Brazil to decide on questions of federal law) and Supreme Court (the highest court in Brazil to decide on questions of constitutional law) The Court of Appeals has determined that two of our special appeals will be heard by the Superior Court of Justice. Our request for a special appeal before the Supreme Court has been denied. Americel filed a motion requesting the reversal of this decision, which is still pending. Americel intends to continue vigorously defending itself against this claim.

The cases against the other operators are still on their initial stages. Plaintiff has brought these other cases in the same state trial court that heard the case against Americel, but defendants have requested that the cases be removed on jurisdictional grounds. The Americel judgment does not bind other state courts or the federal courts of Brazil. America Móvil and its Brazilian subsidiaries will continue vigorously defending their selves from these claims, and do not expect that there will be a resolution of these other cases within the next couple of years.

At this time, it is not possible for us to estimate with a reasonable degree of certainty the damages that may result from these proceedings, if ultimately resolved against our interests. The plaintiff in the Americel case has initiated proceedings for execution of the judgment. Americel expects that by the end of 2006, the court will rule on an estimate of damages. In any event, Americel intends to request that the effects of any execution order be suspended pending resolution of the appeals. In addition, Americel benefits from a limited contractual indemnity from its equipment supplier, and it is currently analyzing how and to what extent it could recover any eventual damages from this supplier. Americel has not made any provisions in its financial statements in respect of these proceedings since the amount of potential damages cannot be reasonably determined.

n) Minas Gerais Operations

In April 2005, Telecom America's subsidiary Stemar Telecomunicações was awarded a license to provide wireless services in the Minas Gerais region of Brazil, and subsequently built a network in the region. This award was challenged by Telemig Celular S.A., a competitor in the region, which alleged that Stemar should be considered an affiliate of Telemig for purposes of the Brazilian telecommunications laws and consequently prohibited from operating in Minas Gerais. Telos – Fundação Embratel de Seguridade Social is the pension fund of Embratel – Empresa Brasileira de Telecomunicações S.A., which is controlled by Telmex, and holds a 3.5% investment in the controlling shareholder of Telemig. Although The Company does not believe that Embratel controls Telos, in November 2005 Telos placed its investment under the management of an independent administrator in order to address the concerns of ANATEL, which agreed with Telemig's position. Although ANATEL has ruled that the transfer by Telos of the management of its investment to an administrator resolves any concerns regarding the potential affiliation between Stemar and Telemig, a federal judge in Brasília has

(Amounts in thousands of Constant Mexican Pesos

refused to withdraw an injunction prohibiting the Company from operating in the Minas Gerais region, which was originally entered in October 2005. Stemar was able to temporarily operate in Minas Gerais in November 2005 and between December 2005 and April 2006, under temporary orders suspending the effects of the injunction. In March 2006, however, the temporary order that suspended the injunction was revoked and the injunction is expected to regain effect shortly.

In November 2005, the Company filed an appeal against the injunction, which is pending. In addition, the Company has asked a federal judge (to whom the case was transferred in January 2006, pursuant to an appeal filed by Stemar challenging the jurisdiction of the former judge) to reconsider the grant of the injunction. ANATEL is also taking legal action seeking to suspend or reverse the injunction.

The Company's ability to operate in the Minas Gerais region is affected by these legal proceedings. If the challenges to the injunction fail, The Company may not be able to operate in the Minas Gerais region unless Telos divests its indirect interest in Telemig. This divestment would require compliance with the rights of first refusal included in the shareholders agreement between a number of investors in the controlling shareholder of Telemig, which could delay Telos' ability to effect this divestment.

CompUSA

o) COC Services

In January 2000, a lawsuit was filed in Texas against our affiliate CompUSA, Inc. (CompUSA) on behalf of COC Services, Ltd. (COC) alleging, among other things, breach of contract, tortuous interference and conspiracy in connection with a letter of intent for the franchising of retail stores in Mexico.

In addition to our affiliate CompUSA, the lawsuit named as defendants James Halpin, CompUSA's former chief executive officer, Mr. Carlos Slim Helú, our chairman, and certain other persons. The jury trial concluded in February 2001 with a jury verdict against CompUSA in the amount of US$90 million in actual damages. The verdict also awarded punitive damages in the amount of US$94.5 million against CompUSA and US$175 million against Mr. Halpin. Damages were also awarded against the remaining defendants.

In March 2001, our affiliate CompUSA and the other defendants filed a motion with the trial court for judgment notwithstanding the verdict. In May 2001, the trial court granted the motion for judgment notwithstanding the verdict, vacating the award against our affiliate CompUSA and Mr. Halpin and reducing significantly the amount of damages. Despite the significant reduction in damages, Mr. Slim Helú and the other defendants appealed seeking discharge from all claims. In August 2004, the Dallas Court of Appeals reversed the February 2001 judgment in full, releasing the defendants from the obligation to pay any damages. COC has appealed this decision and the appeal is pending.

Telgua

p) ITI-GEDO

In addition, judicial proceedings were commenced in the United States District Court for the Southern District of New York (the "District Court") in March 2001 by International Telecom, Inc. (ITI) against Generadora Eléctrica de Oriente, S.A. (GEDO), Antonio Jorge Álvarez and Telgua, alleging breach of contract, tortious interference with contract and fraud in connection with an international telecommunications services

(Amounts in thousands of Constant Mexican Pesos

agreement. In March 2002, the court granted Telgua's motion to dismiss the case against it for lack of personal jurisdiction, holding that Telgua had insufficient contacts with New York to subject it to jurisdiction in that forum. A final decision awarding ITI over U.S.$900,000 in damages against defendants GEDO and Álvarez was rendered by the District Court in April 2004. In June 2004, ITI filed an appeal with the United States Court of Appeals for the Second Circuit challenging, among other things, the District Court's March 2002 decision to dismiss Telgua from the action for lack of personal jurisdiction. Oral arguments were heard in March 2005, and the parties are awaiting a decision from the Appeals Court. On April 2005, the Appeals Court issued a summary order in favor of Telgua. The term to appeal before the United States Supreme Court expired on July 2005, ITI did not appeal and the process was concluded.

16. Related Parties

a) Following is an analysis of balances due from/to related parties as of December 31, 2004 and 2005. All of the companies are considered América Móvils' affiliates, as the Company's principal stockholders are also directly or indirectly stockholders of these related parties.

	December 31,	
	2004	2005
Accounts receivable:		
Teléfonos de México, S.A. de C.V.	P. 727,832	**P. 770,265**
Sanborns Hermanos, S.A. de C.V.	131,355	**139,236**
Sears Roebuck, S.A. de C.V.	64,741	**52,678**
Teléfonos del Noroeste, S.A. de C.V.	35,231	
Embratel Participacoes, S.A.	123,996	
Others	50,683	**26,142**
Total	P. 1,133,838	**P. 988,321**
Accounts payable:		
América Telecom, S.A. de C.V.	P. 66,930	**P. 80,332**
Fianzas Guardiana Inbursa, S.A. de C.V.	67,342	**41,210**
Seguros Inbursa S.A de C.V.	23,353	**26,282**
Embratel Participacoes, S.A.		**561,603**
Others	4,773	**16**
Total	P. 162,398	**P. 709,443**

b) America Móvil receives services from several subsidiaries of Grupo Carso, S.A. de C.V., Grupo Financiero Inbursa, S.A. de C.V. (Inbursa) and Telefónos de Mexico and subsidiaries (Telmex). The Company's relationship with Telmex includes, among other aspects, the interconnection of the related networks and the use of its facilities, specifically the co-location of switchboard equipment in the facilities owned by Telmex. The Company's relationships with Inbursa includes, among others, insurance and bank services.

c) The Company has agreements to receive consulting services from each of América Telecom and SBC. In 2005, the Company paid US$ 30 million (P. 321.3 million) to América Telecom and US$ 1 million (P. 10.7 million) to SBC in compensation for their respective services. The Company's Board of directors has approve the payment of US$ 30 million (P. 321.3 million) in fees to Telecom Américas during 2006 for consulting services.

(Amounts in thousands of Constant Mexican Pesos

d) In the years ended December 31, 2003, 2004 and 2005 the Company had the following significant transactions with related parties, (mainly with Telmex):

	2003	2004	2005
Revenues:			
Calling Party Pays (CPP) interconnection fees and other (1)	P. 10,384,350	P. 11,666,881	**P. 12,359,942**
Costs and expenses:			
Payments for long-distance, circuits and others (2)	4,241,220	4,410,826	**4,726,652**
Commercial, administrative and general:			
Advertising	580,052	421,434	**761,355**
Others, net	(5,010)	782,645	**834,763**
Interest expense (income), net	5,115	(683)	**(20,928)**

(1) Interconnection fees from CPP: incoming calls from a fixed-line telephone to a wireless telephone. The interconnection agreements specify the number of connection points, locations of interconnection points, the method by which signals must be transmitted and received and the costs and fees of interconnection.

(2) Includes: a) Interconnection (cost): payments for outgoing calls from the wireless network to the fixed-line network; b) Long-distance: payments for the use of national and international long-distance; and c) leases of buildings and other cellular space.

e) Telcel has entered into various leasing and co-location agreements with a subsidiary of Telmex. Under these agreements, Telcel pays monthly fees for the use of Telmex's antenna repeater space and has the right to install its interconnection equipment.

f) In 2005, Smartcom and Chile Sat (subsidiary of Telmex) entered into an agreement for the provision of capacity, whereby the latter agrees to provide Smartcom with the right to use capacity and infrastructure over the following 20 years. Such agreement gives rise to a monthly disbursement of US$ 17.5 million (P. 187.5 millones), beginning in September 2005. The amount recorded in results of operations of 2005 for this agreement is US$ 70 million (P. 750 millones).

g) In 2005, Telmex Argentina, a subsidiary of Telmex, together with CTI Móvil, agreed to jointly build a fiber optic backbone network in Argentina for approximately 1,943 kilometers. The project will be completed in different phases. The first phase entails the construction by Carso Infraestructura y Construcción, S.A. de C.V. "CICSA" of approximately 930 kilometers for an amount of approximately P. 187.5 million (US$17.5 million).

h) Both Telecom Americas (through its operating subsidiaries) and a subsidiary of Telmex, Embratel, provide telecommunications services in certain regions of Brazil, and, accordingly, have significant operational relationships, principally interconnection between their respective networks and the provision of long-distance services by Embratel.

i) In November 2005, Embratel entered into an agreement with Telecom Americas to provide backbone network capacity to our operating companies in Brazil for a period of 20 years. Under this agreement our subsidiaries in Brazil are required to pay Embratel a monthly fee that ranges between Reais 5.0 million and Reais 6.0 million (approximately P. 22.9 million and P. 27.5 million, respectively), depending on the capacity provided under the agreement.

(Amounts in thousands of Constant Mexican Pesos

j) In the ordinary course of business, the Company's subsidiaries in Brazil lease real property from Embratel. The aggregate amount of consideration paid for these leases is approximately Reais 6.8 million (approximately P. 31.1 million) on an annual basis. In addition, Embratel leases real property from AMX's subsidiaries in Brazil. The aggregate amount of annual payments received by our subsidiaries under the leases is Reais 1.2 million (approximately P. 5.5 million).

17. Stockholders' Equity

a) The Company's authorized capital stock is variable, with a fixed minimum of P. 403,900, represented by a total of 48,348 million shares, 11,420.3 million of which are common, nominative Series AA shares with no par value; 979.8 million are common, nominative series A shares with no par value; and 35,947.8 million are nominative series L shares with no face value. All of the outstanding shares are fully paid.

AA Shares and A Shares have full voting rights. Holders of L Shares are entitled to vote only to elect two members of the Board of Directors and the corresponding alternate directors and on the following matters: the transformation of América Móvil from one type of company to another, any merger of América Móvil, its voluntary dissolution, a change in its corporate purpose, a change in its state of incorporation and any action that would prejudice the rights of holders of L shares.

The rights of holders of all series of capital stock are otherwise identical except for limitations on non-Mexican ownership of AA Shares.

b) In July 2005, the Company carried out a three-for-one share split, approved at the annual stockholders' meeting, whereby each share was exchanged for three new shares. Consequently, capital stock at December 31, 2003, 2004 and 2005, is represented respectively by 38,508, 36,792 and 36,246 million common registered shares with no par value (after giving retroactive effect to the split), which represents fixed capital.

An analysis of the shares outstanding at December 31, 2004 and 2005, is as follows:

Millions of shares	Millions of shares	
10,941	10,915	Series AA voting shares
795	761	Series A voting shares
25,056	24,570	Series L limited voting rights
36,792	36,246	

All per share and shares outstanding data in these financial statements, have been retroactively restated to reflect the three-for-one stock split.

c) Series AA shares, which may be subscribed only by Mexican individuals and Mexican corporations, and must represent at all times no less than 20% of the total number of shares outstanding and no less than 51% of the combined number of AA shares and A shares. Common series A shares, which may be freely subscribed, must account for no more than 19.6% of total shares outstanding and no more than 49% of the common shares. Series AA and A shares combined may not represent more than 51% of total shares outstanding. The combined number of series L shares, which have limited voting rights and may be freely subscribed, and series A shares may not exceed 80% of total shares outstanding.

d) In April 2003, 2004 and 2005, the stockholders approved payment of a cash dividend of P.0.02, P.0.04 and P.0.07 (P.0.06, P.0.12 and P.0.21 before the split) per share, respectively, in the amount of P.862,928, P.1,624,295 and P.2,616,589 payable in four installments each in June, September and December of the approval years and in March of the subsequent years.

Additionally, at an extraordinary stockholders' meeting held on December 13, 2005, the stockholders approved payment of an extraordinary cash dividend to be paid in a single installment on December 23, 2005, of P.0.30 per share for a total amount of P. 10,876,862.

The aforementioned dividends were paid from the net reinvested tax profit account (CUFIN).

e) During the three-year period ended December 31, 2005, the Company repurchased shares as shown below. The amount of the repurchase price in excess of the capital stock portion of the shares was charged to retained earnings.

Year	Number of shares in million		Amount in thousands of Mexican pesos		Historical amounts in thousands of Mexican pesos	
	"L" Shares	"A" Shares	"L" Shares	"A" Shares	"L" Shares	"A" Shares
2003	198.6	0.6	P. 1,059,886	P. 380	P. 1,009,870	P. 330
2004	1,743.6	8.4	P. 12,782,472	P. 59,352	P. 12,155,736	P. 55,459
2005	547.4	1.5	P. 6,529,363	P. 19,673	P. 6,413,735	P. 19,357

f) In conformity with the Mexican Corporations Act, at least 5% of the net income of each year must be appropriated to increase the legal reserve until it reaches 20% of capital stock issued and outstanding.

Subsequent event

On February 7, 2006, the Board of Directors, decided to submit for the consideration of the General Stockholders Meeting to be held on or about April 28th of 2006, a proposal to pay a cash dividend from the net profit account, in the amount of P.0.10 (ten peso cents), in a single installment, to each of the stock series "AA", "A" y "L" representative of the total equity of the Company (which includes the preferred dividend correspondent to the shares of the "L" series).

18. Income Tax, Asset Tax and Employee Profit Sharing

a) Mexico

1) Effective January 1, 2002, the Ministry of Finance and Public Credit authorized América Móvil to consolidate the group tax returns of its Mexican subsidiaries. Global Central América, S.A. de C.V., one of the Company's subsidiaries is excluded from this tax consolidation.

Through December 31, 2004, tax consolidation was allowed at 60% of tax losses and taxable earnings of those Mexican subsidiaries authorized to be consolidated for tax purposes. Starting on January 1, 2005, tax consolidation is allowed at 100% of tax losses and taxable earnings of Mexican subsidiaries.

(Amounts in thousands of Constant Mexican Pesos

2) Asset tax is a minimum income tax payable on the average value of most assets net of certain liabilities. Since asset tax may be credited against income tax, the former is payable only to the extent that it exceeds income tax. Asset tax for the years ended December 31, 2003, 2004 and 2005 was P.1,170,109, P.1,028,613 and P.1,070,958, respectively. The 2005 asset tax was offset against excess of income tax over asset tax paid in prior years in the amount of P.528,506.

Asset tax for the years ended December 31, 2003 and 2004 was determined on a consolidated basis for Mexican subsidiaries and offset against income tax in the tax consolidation.

Asset tax charged to Mexican subsidiaries for the year ended December 31, 2005 corresponds to the amount shown in the provision for income tax in the statement of income. The aforementioned situation is due to the fact that the 2005 consolidated taxable income of P.33,701,266 was decreased by the available tax loss carryforward in the same amount, giving rise to a credit of P.10,110,380 in the statement of income.

3) Corporate income tax for the years 2003, 2004 and 2005 was 34%, 33% and 30%, respectively.

Effective January 1, 2005, the income tax rate will be 30% and will be reduced by one-percentage point annually until it reaches 28% in 2007 and succeeding years. The effect of change in effective tax rate at December 31, 2004 amounted to P.310 million and represented a credit to operations.

Additionally, in 2005, the effect of the gradual decrease in the income tax rate is reflected in the computation of deferred taxes of the Mexican subsidiaries and represents a charge to operations of approximately P.54 million in 2005.

At December 31, 2005, the balance of the restated contributed capital account (CUCA) and CUFIN was P.44,926,357 and P.50,064,000, respectively.

4) An analysis of income tax charged to results of operations for the years ended December 31, 2003, 2004 and 2005 is as follows:

	2003	2004	2005
Current year income tax of Mexican Subsidiaries	P.2,871,853	P.4,137,663	
Current year asset tax of Mexican Subsidiaries			**P. 542,452**
Current year income tax of foreign Subsidiaries	603,373	1,660,328	**2,434,939**
Deferred income tax of foreign Subsidiaries			**(510,423)**
Deferred income tax of Mexican Operations	87,209	2,769,833	**(2,130,250)**
Effect of change in effective tax rate		(310,025)	
Total	P.3,562,435	P.8,257,799	**P. 336,718**

5) An analysis of employee profit sharing charged to results of operations for the years ended December 31, 2003, 2004 and 2005, is as follows:

	2003	2004	2005
Current year employee profit sharing	P.224,260	P.262,843	**P. 299,682**
Deferred employee profit sharing	45,230	294,901	**(294,901)**
	P.269,490	P.557,744	**P. 4,781**

(Amounts in thousands of Constant Mexican Pesos

Since current tax legislation recognizes partially the effects of inflation on certain items that give rise to deferred taxes, the current year net monetary effect on such items has been reclassified in the statement of income from the monetary position result to current year deferred income tax cost.

The 2003 and 2005 year income tax of Mexican subsidiaries includes a tax credit of P.939 and P.895 million (P.864 and P.895 million nominal), respectively, resulting from the favorable ruling in an appeal against the tax authority's rejection of certain deductions in connection with the fiscal treatment of the loss on sale of subsidiaries.

6) A reconciliation of the statutory corporate income tax rate to the effective rate recognized for financial reporting purposes is as follows:

	Year ended December 31		
	2003	2004	2005
Statutory income tax rate in Mexico	34.0%	33.0%	**30.0%**
Financing costs	3.0	3.6	**2.82**
Goodwill	1.5	0.8	
Effect of change in statutory tax rate		(0.4)	
Effect of gradual decrease in tax rate			**0.22**
Tax refunds	(7.6)		**(0.65)**
Asset tax	7.7		**1.69**
Capital loss incurred during the year			**(41.25)**
Operations of subsidiaries abroad	(10.7)	(6.8)	
Others	(2.5)	7.7	**2.22**
Effective tax rate for Mexican operations	25.4	37.9	**(4.95)**
Revenues and costs from foreign subsidiaries	(8.7)	(6.5)	**6.0**
Effective tax rate	16.7%	31.4%	**1.05%**

7) The temporary differences on which the Company recognized deferred tax liabilities in the years ended December 31, 2004 and 2005, were as follows:

	December 31,	
	2004	2005
Deferred tax assets		
Liability provisions	P. (584,721)	**P. (1,994,555)**
Other	(256,311)	**(1,287,987)**
Deferred revenues	(1,169,018)	**(1,186,876)**
Tax loss carryforwards	(20,831,464)	**(20,004,080)**
	(22,841,514)	**(24,473,498)**

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2005, except when indicated otherwise)

	December 31,	
	2004	2005
Deferred tax liabilities		
Fixed assets	2,474,062	**2,032,043**
Sale and lease back	2,279,759	**2,330,747**
Inventories	1,581,324	**1,361,527**
Licenses	648,003	**650,263**
Royalties prepayment	1,342,116	
	8,325,264	**6,374,580**
Less: valuation allowance	20,620,974	**21,582,720**
Deferred income tax liability	6,104,724	**3,483,802**
Deferred employee profit sharing liability (inventory)	294,901	
Deferred tax liability	P. 6,399,625	**P. 3,483,802**

8) The Company is legally required to pay employee profit sharing in addition to the compensation and benefits to which Mexican employees are contractually entitled. The statutory employee profit sharing rate in 2003, 2004 and 2005 in Mexico was 10% of taxable income and 15% for Ecuador.

Starting in 2006, employee profit sharing paid to employees will be deductible under certain circumstances for income tax purposes in Mexico.

9) The deferred income tax asset of P.656,717 shown in the balance sheet at December 31, 2005 refers to TracFone's partial reversal of its valuation allowance (for tax loss carryforwards) as a result of the partial materialization of such assets during 2005 and of management's evaluation of the adequacy of the reserve.

The temporary differences on which the Company recognized deferred tax assets in the year ended as of December 31, 2005, which were only recognized with respect to TracFone as described above, were as follows (not included in the table above):

	December 31,	
	2004	2005
Deferred tax assets		
Liability provisions	P. (46,714)	**P. (50,226)**
Other	(24,956)	**(55,280)**
Tax credits and contributions carryover	(37,055)	**(52,334)**
Deferred revenues	(555,484)	**—**
Tax loss carryforwards	(815,223)	**(1,073,008)**
	(1,479,432)	**(1,230,848)**
Deferred tax liabilities		
Fixed assets	29,958	**37,492**
Other	(2,942)	**(7,053)**
	27,016	**30,439**
Valuation allowance	1,452,416	**543,692**
Deferred tax asset	P. —	**P. (656,717)**

b) Foreign Subsidiaries

The foreign subsidiaries determine their income tax based on the individual results of each subsidiary and in conformity with the specific tax regimes of each country. The pretax income and tax provisions of these subsidiaries in 2003, 2004 and 2005 were P.4,086,166, P.1,556,008 and P.8,771,870; and P.603,373, P.1,660,328 and P.2,434,939, respectively.

At December 31, 2005, America Móvil's foreign subsidiaries have available tax loss carryforwards in conformity with the tax regulations of their respective countries as follows:

Country	Available tax loss carryforwards in millions of pesos at December 31, 2005
Brazil	P. 34,582
Argentina	4,453
USA	2,750
Colombia	3,090
Ecuador	372
Mexico	9,336
Chile	8,261
Peru	11,350
Total	P. 74,194

Available tax loss carryforwards in the different countries in which the Company operates are subject to the following conditions:

i) In Brazil there is no time limit on the carryforward of tax losses; however, the carryforward in each year may not exceed 30% of the tax base for such year.

ii) In Argentina, the tax loss of a given year may be carried forward only against the taxable earnings of the succeeding five years.

iii) Up to 2002, tax losses incurred in Colombia, were allowed to be carried forward against taxable earnings of the succeeding five years, with no limitations whatsoever. Beginning in 2003, the tax loss of a given year may be carried forward only against the taxable earnings of the succeeding eight years, not exceeding 25% of the earnings generated in each of those years.

iv) In Ecuador, the tax loss of a given year may be carried forward only against the taxable earnings of the succeeding five years and may be used solely with respect to 25% or less of the taxable earning of each year.

v) In Guatemala and El Salvador, there is no carryforward of tax losses against earnings of future years.

vi) In Chile, there is no time limit on the carryforward of tax losses.

vii) In Mexico, the tax loss of a given year may be carried forward only against the taxable earnings of the succeeding ten years.

(Amounts in thousands of Constant Mexican Pesos

19. Segments

América Móvil operates primarily in one operating segment (cellular services); however, as mentioned in Note 1 above, the Company has international telecommunications operations in Mexico, Guatemala, Nicaragua, Ecuador, El Salvador, Brazil, Argentina, Colombia, United States, Honduras, Chile, Peru, Paraguay and Uruguay. The accounting policies of the segments are the same as those described in Note 2. The following summary shows the most important segment information: A summary of the information by geographical segment, which is the way management analyzes results, is as follows. In 2004, Honduras and Nicaragua are included in the concept of others; in 2005, the caption Others includes Chile, Paraguay, Peru and Honduras, since the related amounts together are not material with respect to the Company's revenues, operating income and total assets taken as a whole.

	Mexico Corporate	Mexico (Telcel)	Guatemala (includes Nicaraguan operations)	Ecuador	Colombia	Brazil	Argentina	U.S.A.	El Salvador	Others	Eliminations	Consolidated total
December 31, 2003												
Operating revenues	16,219,964	57.026.675	6,154,804	2,952,858	6,271,243	12,387,991	966.657	6,789,473	882.484		(16,240,479)	93.411.670
Depreciation and Amortization	1,232,441	5,130,269	1,478,499	491,875	1,520,240	4,695,285	104,749	213,419	174,258		43,203	15,084,238
Operating (loss) income	(1,309,427)	19.233.509	1.854,533	596,212	643,970	(2,319,511)	76.575	217,580	292,850		235,045	19,521.336
Interest expense, net (includes related party)	6,442,908	6,038,608	447,942	75,439	517,279	1,880,562	245,037		575		(11,544,799)	4,103,551
Segment assets	285,941,557	47,469,546	11,712,442	5,822,865	13,872,973	66,645,177	5,259,758	2,607,859	9.685.854		(286,002,115)	163,015,916
Plant, property and equipment, net	1,248,282	30,830,376	8,477,626	2,577,018	7,519,196	19,593,846	1.582.003	390,822	5,128.431			77.347.600
Goodwill, net	3,327,654		627,256	2,009,874	3,077,284		312.896				(628,725)	8.726.239
Trademarks, net					1,937,659	4,385,365	1,103.248		1.143.919			8,570,191
Licenses, net		1,688,494	694,256	278,567	2,851.579	21,623,703	695,602		356,000		(136,810)	28,051,391
December 31, 2004												
Operating revenues	18,650,506	73,180.402	7,406,797	4,429,783	9,648,930	23,753,240	5,759.068	9,257,303	4,876,976	1,122,782	(18,851,922)	139,233,865
Depreciation and Amortization	1,187,075	5,250,993	1,492,925	594,851	1,936,084	6.922,303	453,471	207,243	1,041.512	162,373	(34,511)	19,214,319
Operating (loss) income	(1,332,875)	26,387,556	2,433,444	914,198	632.208	(6,798,826)	(416.551)	328,240	1,664,081	168.935	295,584	24,275,994
Interest expense, net (includes related party)	6,827,216	5.956.356	580,891	112,918	476,342	2,675,223	45.436		11.293	35,016	(11,974,122)	4,746,569
Segment assets	296,834,719	84,466,788	14,798,617	7,640,835	22,458,368	60,312,863	7,314,179	4,052,997	10,975,635	4,654,166	(312,407,258)	201,101,909
Plant, property and equipment, net	737,273	28,164,629	10,110,815	3,256,457	10,396,293	25,046,847	2.691,765	366,978	5,186.663	1,783,339		87,741.059
Goodwill, net	3,042,317		397,359	1,610,173	3.290,175					1,500,518		9,840,542
Trademarks, net					1,672,067	3,697,514	943,934		978.729			7,292.244
Licenses, net		1.571.234	674,295	147,025	3,135,930	22,115,940	644,043		365,387	248,716		28,902,570

	Mexico Corporate	Mexico (Telcel)	Guatemala (includes Nicaraguan operations)	Ecuador	Colombia	Brazil	Argentina	U.S.A.	El Salvador	Others	Eliminations	Consolidated total
December 31, 2005												
Operating revenues	21,264,266	89,586,226	7,269,324	6,864,794	15,565,432	30,563,790	11,218,626	10,967,732	4,941,793	5,549,188	(21,637,972)	182,153,199
Depreciation and Amortization	614,135	6,015,952	1,598,585	670,254	1,766,270	7,811,079	710,460	194,278	863,105	1,019,740		21,263,858
Operating (loss) Income	(653,771)	34,413,425	2,412,617	1,083,125	1,221,154	(8,780,024)	578,403	713,893	1,786,265	524,189	396,666	33,695,942
Interest expense, net (includes related party)	8,611,942	4,635,083	240,881	92,046	622,150	2,139,086	100,307	16,418	17,278	51,934	(9,416,701)	7,110,424
Segment assets	350,798,586	99,746,997	15,622,223	9,245,590	26,594,345	71,895,029	10,691,878	4,855,575	10,197,441	19,606,040	(389,259,634)	229,994,070
Plant, property and equipment, net	1,333	32,386,824	9,929,140	3,112,357	14,655,788	29,555,600	6,262,096	387,880	4,550,145	10,999,533		111,840,696
Goodwill, net	4,964,830		845,366	1,608,426	3,325,456					1,500,566		12,244,644
Trademarks, net					1,453,674	3,122,069	812,012		841,945	97,453		6,327,153
Licenses, net		4,199,844	552,831	185,666	2,848,479	20,950,509	574,428		265,097	1,676,296		31,253,150

(Amounts in thousands of Constant Mexican Pesos

20. Differences between Mexican and U.S. GAAP

The Company's consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in certain respects from generally accepted accounting principles in the United States (U.S. GAAP).

The reconciliation to U.S. GAAP does not include the reversal of the adjustments to the financial statements for the effects of inflation required under Mexican GAAP (Bulletin B-10), as permitted by the U.S. Securities and Exchange Commission Rules.

The principal differences between Mexican GAAP and U.S. GAAP, as they relate to the Company, are described below together with an explanation, where appropriate, of the method used to determine the adjustments that affect operating income, net income, total stockholders' equity and cash flows provided by (used in) operating, investing and financing activities.

Income Statement Information:

Cost of sales as shown in the income statement, includes cost of sales of telephone equipment and other in the amount of P.20,893,822, P.40,305,756 and P.54,103,985 , for the years ended December 31, 2003, 2004 and 2005, respectively.

Cash Flow Information:

Under Mexican GAAP, the Company presents consolidated statements of changes in financial position, as described in Note 2. The changes in the consolidated financial statement balances included in this statement constitute resources provided by and used in operating, financing and investing activities stated in constant pesos (including monetary and foreign exchange gains and losses).

Statement of Financial Accounting Standards (SFAS) No.95, "Statement of Cash Flows," does not provide guidance with respect to inflation adjusted financial statements. In accordance with Mexican GAAP, the changes in current and long-term debt due to restatement in constant pesos, including the effect of exchange differences, are presented in the statement of changes in financial position in the financing activities section. The Company has adopted the guidance issued by the AICPA SEC Regulations Committee's International Practices Task Force in its meeting held on November 24, 1998, encouraging foreign registrants that file price level adjusted financial statements to provide cash flow statements that show separately the effects of inflation on cash flows.

(Amounts in thousands of Constant Mexican Pesos

If the monetary gain and the exchange gain or loss related to the debt were treated as components of operating activities, summarized consolidated statements of cash flows derived from information prepared in accordance with U.S. GAAP would be as follows:

	Year ended December 31,		
	2003	2004	2005
Operating activities:			
Net income	P.16,194,029	P.17,218,315	**P.31,618,162**
Depreciation	11,211,502	13,445,062	**17,268,674**
Amortization	3,318,805	4,645,599	**4,468,862**
Amortization of loss of sale and lease back	145,693	499,591	**1,358,732**
Amortization of prepaid expenses	81,984	267,528	**96,390**
Deferred taxes	1,466,087	3,447,249	**(3,577,253)**
Monetary effect	(2,645,652)	(3,250,812)	**(3,140,877)**
Equity in results of affiliates and minority interest	523,285	461,019	**110,908**
Effect of exchange rate differences on debt	1,514,677	3,403,351	**1,951,273**
Trading securities	777,401	17,451	**855,890**
Change in operating assets and liabilities	(698,625)	(412,027)	**10,457,375**
Cash provided by operating activities	31,889,186	39,742,326	**61,468,136**
Financing activities:			
New loans	24,469,173	49,483,153	**35,086,519**
Repayment of loans	(21,694,584)	(36,583,912)	**(26,058,050)**
Purchase of Company's own shares and Cash dividends paid	(1,923,194)	(14,466,120)	**(20,042,487)**
Cash provided (used) by financing activities	851,395	(1,566,879)	**(11,014,018)**
Investing activities:			
Investment in plant property and equipment	(22,735,819)	(20,709,522)	**(48,319,410)**
Investment in trademarks	(1,868,132)		**(100,813)**
Investment in licenses	(7,668,524)	(516,653)	**(1,668,248)**
Initial cash from companies acquired	947,125	332,808	**499,658**
Investments in available for sale securities		(1,812,317)	
Other investments	1,338,621	(3,588,878)	**(3,008,383)**
Cash used in investing activities	(29,986,729)	(26,294,562)	**(52,597,196)**
Effect of inflation accounting	(2,999,306)	(4,907,163)	**(3,648,094)**
Net (decrease) increase in cash and cash equivalents	(245,454)	6,973,722	**(5,791,172)**
Cash and cash equivalents at beginning of year	10,339,932	10,094,478	**17,068,200**
Cash and cash equivalents at end of year	P.10,094,478	P.17,068,200	**P.11,277,028**

(Amounts in thousands of Constant Mexican Pesos

Net resources provided by operating activities reflect cash payments for interest, income tax and employee profit sharing as follows:

	Year ended December 31,		
	2003	2004	2005
Interest expense	P.2,773,778	P.2,775,954	**P.3,090,611**
Income tax	3,447,674	2,021,449	**6,864,822**
Employee profit sharing	198,198	209,848	**285,710**

Cash flows from purchases of trading securities during 2003, 2004 and 2005 were P.402,808, P.6,968,902 and P. 0, respectively. Cash flows from sales of trading securities during 2003, 2004 and 2005 were P.1,661,469, P.5,403,152, and P.855,890, respectively.

Capitalized Interest:

Under Mexican GAAP, the Company does not capitalize net financing costs on assets under construction. Under U.S. GAAP, interest on borrowings in foreign currencies or comprehensive financing cost for borrowings in pesos, must be considered an additional cost of constructed assets to be capitalized in plant, property and equipment and depreciated over the lives of the related assets. The amount of interest or net financing costs capitalized for US GAAP purposes was determined by reference to the Company's average interest cost of outstanding borrowings.

Valuation of Plant, Property and Equipment:

As previously discussed in Note 7, through December 31, 1996, items comprising the telephone plant were restated based on the acquisition date and cost, applying the factors derived from the specific indexes determined by the Company and validated by an independent appraiser registered with the CNBV. Since January 1, 1997, the valuation method of plant, property and equipment was modified, as Bulletin B-10 eliminated the use of appraisals to restate inventories and plant, property and equipment.

The alternate restatement method allowed by Bulletin B-10, which was the one adopted in 1997 by the Company as described in Note 7, is not acceptable for U.S. GAAP purposes; consequently, the difference between this method and the restatement of inventories and plant, property and equipment based on the NCPI was taken to the U.S. GAAP reconciliations subsequently presented.

As a result of this adjustment, plant, property and equipment and stockholders' equity increased by P.9,258,322 in 2004 and P.12,371,192 in 2005 and depreciation expense increased by P.476,227, P.624,804 and P.1,679,113, in 2003, 2004 and 2005, respectively.

Deferred Income Tax and Deferred Employee Profit Sharing:

Under Mexican GAAP, deferred income tax is determined on all temporary differences in balance sheets accounts for financial and tax reporting purposes, using the enacted income tax rate at the balance sheet date.

Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for income taxes," requires deferred income tax be determined using the liability method for all temporary differences between

(Amounts in thousands of Constant Mexican Pesos

financial reporting and tax bases of assets and liabilities and that such difference be measured at the enacted tax rates for the years in which such taxes will be payable or refundable.

The Company is required to pay employee profit sharing in accordance with Mexican labor law. Deferred employee profit sharing under U.S. GAAP has been determined following the guidelines of SFAS No. 109. Under Mexican GAAP, the deferred portion of employee profit sharing is determined on temporary non-recurring differences with a known turnaround time.

To determine operating income under U.S. GAAP, deferred employee profit sharing and employee profit sharing expense under Mexican GAAP (included under the caption provisions in the income statement) are considered as operating expenses.

Significant components of deferred taxes under U.S. GAAP at December 31, 2004 and 2005 are as follows:

	2004			2005		
	Income Tax	Employee Profit Sharing	Deferred Taxes	Income Tax	Employee Profit Sharing	Deferred Taxes
Deferred tax assets:						
Tax loss carry forwards	P.20,831,464		P.20,831,464	**P.20,004,080**		**P.20,004,080**
Accrued liabilities	584,721	P.117,212	701,933	**1,994,555**	**P.258,130**	**2,252,685**
Deferred revenues	1,307,587	405,544	1,713,131	**1,331,917**	**406,071**	**1,737,988**
Other	256,311	24,742	281,053	**1,287,987**	**65,009**	**1,352,996**
Valuation allowance	(20,869,819)		(20,869,819)	**(19,760,761)**		**(19,760.761)**
Total deferred tax assets	2,110,264	547,498	2,657,762	**4,857,778**	**729,210**	**5,586,988**
Deferred tax liabilities:						
Fixed assets	(5,453,806)	(519,887)	(5,973,693)	**(6,556,606)**	**(591,162)**	**(7,147,768)**
Inventories	(1,581,324)	(294,901)	(1,876,225)	**(1,361,527)**	**—**	**(1,361,527)**
Sale and lease back	(2,279,759)	(768,687)	(3,048,446)	**(2,330,747)**	**(551,600)**	**(2,882,347)**
Licenses	(648,003)	(138,642)	(786,645)	**(650,263)**	**(119,338)**	**(769,601)**
Royalties paid in advance	(1,342,116)		(1,342,116)			
Total deferred tax Liabilities	(11,305,008)	(1,722,118)	(13,027,125)	**(10,899,143)**	**(1,262,100)**	**(12,161,243)**
Net deferred tax liabilities	P.(9,194,744)	P.(1,174,619)	P.(10,369,363)	**P.(6,041,365)**	**P.(532,890)**	**P.(6,574,255)**

For Mexican GAAP purposes, deferred tax liabilities of P.6,399,625 and P.3,483,802 were recognized at December 31, 2004 and 2005. In addition, during 2005, under Mexican GAAP purposes, deferred tax assets of P.656,717 was recognized.

Undistributed earnings of the Company's foreign subsidiaries amounted to approximately P. 17,506 million at December 31, 2005. Those earnings are considered to be indefinitely reinvested; accordingly, no provision for income taxes has been provided thereon. Upon repatriation of those earnings, in the form of dividends or

(Amounts in thousands of Constant Mexican Pesos

otherwise, the Company would be subject in some cases to both Mexican income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries. Determination of the amount of unrecognized deferred income tax liability is not practicable due to the complexities associated with its hypothetical calculation; however, unrecognized foreign tax credit carryforwards would be available to reduce some portion of the liability. Withholding taxes of approximately P.3,193 would be payable upon remittance of all previously unremitted earnings at December 31, 2005.

Unrealized gain or losses on marketable securities

Under Mexican GAAP, as mentioned under Note 2i, up to December 31, 2004, changes in the fair value of instruments classified as available for sale securities were recognized in the statement of income.

In 2005, due to the adoption of new Bulletin C-2, such changes are recognized in stockholders equity until such instruments are sold. For US GAAP purposes, changes in the fair value of instruments classified as available for sale, are excluded from earnings and reported as a net amount in a separate component of Stockholders' equity. Once the gain or loss is realized it is recognized in the statement of operations. Thus, in 2005 there are no differences between Mexican and US GAAP related to changes in the fair value of available for sale securities.

In 2004, for US GAAP purposes, unrealized gains on available for sale instruments in the amount of P.3,927, were excluded from earnings and reported as a separate component of stockholders' equity.

Transactions between entities under common control

Starting January 1, 2005, the Company adopted the requirements of new Mexican Accounting Bulletin B-7, Business Combinations, under which, any difference between the purchase price paid and the carrying value of net assets acquired, on transactions between entities under common control are recognized in stockholders equity as a capital transaction. For U.S. GAAP purposes transactions between entities under common control are also recognized as a capital transactions but are recorded at the lower of net book value and fair value; Therefore, given rise to a reconciling item of P.80,279, which is included in the income statement US GAAP reconciliation, derived from the sale of Technology and Internet, LLC in June 2005.

Acquisition of minority interest

Also under Mexican GAAP, the adoption of Bulletin B-7, requires that acquisitions of minority interests be deemed to be a capital transaction between entities under common control, and any difference between the purchase price paid and the carrying value of the net assets acquired is recognized in equity, whereas under U.S. GAAP, the acquisition of minority interest is treated as a business combination, and any difference between the purchase price paid and the fair value of the net assets acquired is treated as goodwill. The reconciliation of stockholders' equity includes a P.466,112 adjustment related to acquisition of minority interests.

Goodwill

As previously mentioned under Note 2o, up to December 31, 2004, for Mexican GAAP purposes, goodwill was amortized using the straight-line method over a ten year period. Beginning January 1, 2005, due to the adoption of new Mexican accounting Bulletin B-7, goodwill is no longer amortized, but rather is subject to

(Amounts in thousands of Constant Mexican Pesos

periodic impairment valuations. The adoption of Bulletin B-7 resulted in an increase of net income of P.1,074,462 due to the elimination of goodwill amortization.

For US GAAP purposes, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets" in 2002. The application of the non-amortization provisions of Statement 142 resulted in an increase in net income of P.1,193,148 and P.1,136,663 in 2003 and 2004, respectively. Up to December 31, 2004, the Company recognized and accumulated benefit of P.4,152,806, for the non amortization of goodwill.

In 2003, 2004 and 2005, the Company performed the required impairment tests of goodwill and intangible assets with indefinite-lives, and the tests did not result in an impairment charge.

Financial instruments

As mentioned under Note 2z, starting January 1, 2005, under Mexican GAAP, the adoption of Bulletin C-10, resulted in a reclassification in stockholders' equity from retained earnings to other accumulated comprehensive loss items in the amount of P.43,647. As previously described in Note 10, for the year ended December 31, 2004, the Company's derivative instruments were not treated as hedge instruments. However, on January 1, 2005, hedge treatment was given to its derivatives instruments on a prospective basis. The recognition of the initial effect under Mexican GAAP had already being recognized in the Company's net income for U.S. GAAP purposes.

Minority Interest:

Under Mexican GAAP, minority interest is presented as a component of stockholders' equity, immediately after total majority stockholders' equity. Under U.S. GAAP, minority interest is not presented as a component of stockholders' equity. As a result of the above, for U.S. GAAP purposes the Company reclassified minority interest from stockholders' equity, decreasing its total stockholders' equity by P.1,714,672 and P.1,022,275 at December 31, 2004 and 2005, respectively. In addition, minority interest as reported in the income statement under Mexican GAAP in the statement of operations of P.(382,434), P.(365,167) and P.(68,543) in 2003, 2004 and 2005, respectively have been excluded from the income statement reconciliation.

Net loss on sale to affiliates:

In 2002, the Company recognized in its equity in results of affiliates a gain of P.247,827 (América Móvil's interest) derived from the sale of assets by CompUSA to Grupo Telvista. Since both entities are affiliates of América Móvil, this gain was considered a transaction between entities under common control; therefore, this gain was considered as additional paid in capital for US GAAP purposes. In addition, the excess value paid by Grupo Telvista on such sale was, under Mexican GAAP, considered as goodwill which was being amortized over a ten-year period. During 2002, 2003 and 2004, Grupo Telvista amortized P.61,355, P.54,347 and P.82,724, respectively (América Móvil's equity interest); therefore, net adjustments of P.186,472, P.54,347 and P.82,724 in 2002, 2003 and 2004, respectively, were included in the US GAAP reconciliation.

In 2003, the Company exchanged its 49% equity interest in CompUSA for a 29.69% equity interest in U.S. Commercial Corp, S.A. de C.V., ("USCO"). As a result, a loss of P.303,269 was recognized under Mexican GAAP. For US GAAP purposes, this transaction was considered a transaction between entities under common control; therefore, the loss is accounted for as a reduction of retained earnings.

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2005, except when indicated otherwise)

Reporting Comprehensive Income:

Cumulative effects of the surplus from restatement of stockholder's equity, deferred taxes on the difference between indexed cost and replacement cost, the effect of translation of financial statements foreign entities, unrealized gains on securities and current year valuation effect of derivative instruments that qualify for hedge accounting included in comprehensive income at December 31, 2005 that increased (decreased) stockholder's equity are P.764,924, P.1,386,795, P.(2,569,807), P.(343,841) and P.(49,224), respectively.

Consolidation of variable interest entities

Interpretation No. 46 addresses how to identify variable interest entities and provides guidance as to how a company may assess its interests in a variable interest entity for purposes of deciding whether consolidation of that entity is required. The adoption of Interpretation No. 46 did not have an impact on the U.S. GAAP financial information.

Accounting for Consideration Given by a Vendor to a Customer

EITF 01-9, "Accounting for Consideration Given by a Vendor to a Customer" (EITF 01-9) addresses the income statement characterization of consideration given by a vendor to a customer. EITF 01-9 is relevant to the Company particularly in respect to accounting for commissions paid to distributors with respect to the activation of postpaid plans, the commissions that are paid to distributors only if a distributor completes a specified cumulative level of revenue transactions and commissions paid to distributors when a customer remains with the Company for a specified time period.

Application of EITF 01-9 represented a reclassification for US GAAP purposes of commissions paid to distributors from commercial and administrative expenses to reductions in operating revenues of P.4,487,815, P.7,886,290 and P.11,136,904 for the years ended December 31, 2003, 2004 and 2005, respectively. In addition, during 2005, the company reclassified the P. 1,059,653 of interest expense recorded under Mexican GAAP under the caption other financing cost as a reduction of revenues, due to the fact that such interest under US GAAP should be considered an incentive to customers.

Accounting for Revenue Arrangements with Multiple Deliverables

EITF 00-21 "Accounting for revenue arrangements with multiple deliverables" addresses certain aspects of accounting for sales that involve multiple revenue generating products and/or services sold under a single contractual agreement. For América Móvil, this rule became effective for sales agreements entered into beginning January 1, 2004. The Company accounts for these arrangements as separate units of accounting, including the wireless service and handset. Arrangement consideration received for the handset is recognized as equipment sales when the handset is delivered and accepted by the subscriber. Arrangement consideration received for the wireless service is recognized as service revenue when earned.

Disclosure about Fair Value of Financial Instruments:

In accordance with SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," under U.S. GAAP it is necessary to provide information about the fair value of certain financial instruments for which it is practicable to estimate that value. The carrying amounts of cash and short-term investments, accounts receivable and accounts payable and accrued liabilities approximate fair values due to the short term maturity of these instruments.

The fair value of total debt, excluding capital leases, is estimated using discounted cash flow analyses based on current borrowing rates offered to the Company for debt of the same remaining maturities and the market value for senior notes at December 31, 2004 and 2005. As of December 31, 2004 and 2005, the carrying value of total debt is P.58,436,829 and P.63,780,987, respectively. The fair value is P.56,515,510 at December 31, 2004 and P.65,167,355 at December 31, 2005.

As of December 31, 2003, 2004 and 2005, the estimated fair value of the cross currency swaps amounts to P.255,636, P.307,259 and P.(741,569), respectively. Additionally, at December 31, 2004 and 2005, the Company has interest-rate swaps with an estimated fair value of P.(18,932), and P.(187,419) respectively.

Effects of Inflation Accounting on Approximate U.S. GAAP Adjustments:

To determine the net effect on the consolidated financial statements of recognizing the adjustments described above, it is necessary to recognize the effects of applying the Mexican GAAP inflation accounting provisions (described in Note 2) to such adjustments. These effects are taken into consideration in the preparation of U.S. GAAP reconciliations of net income, operating income and equity.

Summary

Net income, operating income and total stockholders' equity, adjusted to take into account the material differences between Mexican GAAP and U.S. GAAP, are as follows:

	Year ended December 31,		
	2003	2004	2005
Net income before minority interest as reported under Mexican GAAP	P.16,720,743	P.17,428,378	**P.31,709,548**
U.S. GAAP adjustments:			
Capitalized interest or net financing cost		630,020	**1,342,053**
Depreciation of capitalized interest	(162,990)	(155,320)	**(249,687)**
Accrued vacation pay	232,547		
Deferred income tax on U.S. GAAP adjustments	(1,487,755)	(56,050)	**29,967**
Difference between the restatement of depreciation expense based on specific indexation factors and on the basis of the NCPI	(476,227)	(624,804)	**(1,679,113)**
Deferred employee profit sharing on U.S. GAAP adjustments	108,877	(621,366)	**611,712**
Minority interest	(382,434)	(365,167)	**(68,543)**
Unrealized gains on available-for-sale securities		(3,927)	
Non-amortization of goodwill	1,193,148	1,136,663	
Net gain on sale to affiliate	303,269		
Net gain on sale to affiliate, net	54,347	82,724	
Transaction between entities under common control			**(80,279)**
EITF 00-21		(433,031)	**(50,440)**
Effects of inflation accounting on U.S. GAAP Adjustments	90,504	200,195	**52,944**
Total U.S. GAAP adjustments, net	(526,714)	(210,063)	**(91,386)**
Net income under U.S. GAAP	P.16,194,029	P.17,218,315	**P.31,618,162**
Weighted average of common shares outstanding As of December 31, (in millions):	38,736	37,506	**36,538**
Net income per share under U.S. GAAP (in pesos):	P. 0.42	P. 0.46	**P. 0.87**

(Amounts in thousands of Constant Mexican Pesos

	December 31,	
	2004	2005
Total stockholders' equity under Mexican GAAP	P.80,150,898	**P.85,660,729**
U.S. GAAP adjustments, net of effects of inflation on monetary items:		
Capitalized interest or net financing cost	2,064,695	**3,406,748**
Accumulated depreciation of capitalized interest or net financing cost	(780,208)	**(1,029,895)**
Deferred income tax from US GAAP	(1,811,450)	**(1,898,356)**
Deferred employee profit sharing from US GAAP	(1,174,619)	**(532,890)**
Deferred taxes on the difference between the indexed cost and replacement cost valuation of fixed assets	(983,669)	**(659,207)**
Difference between the restatement of fixed assets based on Specific indexation factors and on the basis of the NCPI	9,258,322	**12,571,192**
Minority interest	(1,714,672)	**(1,022,275)**
Non-amortization of goodwill	4,152,806	**4,152,806**
Application of additional negative goodwill of ATL to Goodwill	(699,519)	**(699,519)**
Effect of adoption EITF 00-21	(433,031)	**(483,471)**
Net gain on sale to affiliate	(49,400)	**(49,400)**
Minority interest acquisitions		**(466,112)**
Total U.S. GAAP adjustments, net	7,829,255	**13,289,621**
Total stockholders' equity under U.S. GAAP	P.87,980,153	**P.98,950,350**

After giving effect to the foregoing adjustments for accrued vacation pay (up to December 2003), depreciation of capitalized interest, the difference between the restatement of depreciation expense based on specific indexation factors and on the basis of the NCPI, non-amortization of goodwill (up to December 31, 2004), beginning in 2004 adoption of EITF 00-21, the effect in 2005 of EITF 01-9 with regards to incentive to customers, as well as the application in 2005 of transactions between entities under common control, and the reclassification of the employee profit sharing expense and the deferred employee profit sharing expense, operating income under U.S. GAAP totaled P.20,147,202, P.23,020,393 and P.31,183,701, in 2003, 2004 and 2005, respectively.

Recent accounting pronouncements

In March 2005, the FASB issued Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations (an interpretation of FASB Statement No. 143) (FIN 47). This Interpretation clarifies that the term conditional asset retirement obligation, as used in FASB Statement No. 143, Accounting for Asset Retirement Obligations, refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty may exist about the timing and (or) method of settlement. Accordingly, an entity is required to recognize the fair value of a liability for the conditional asset retirement obligation when incurred and the uncertainty about the timing and (or) method of settlement should be factored into the measurement of the liability when sufficient information exists. This Interpretation is effective no later than December 31, 2005. The Company adopted this new pronouncement effective December 31, 2005. The impact to the Company's consolidated financial statements as a result of adopting this new statement is not significant.

In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets, an amendment of SFAS Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, to permit entities to choose to either subsequently measure servicing rights at fair value and report changes in fair value in earnings, or amortize servicing rights in proportion to and over the estimated net servicing income or loss and assess the rights for impairment or the need for an increased obligation. Entities that elect to subsequently measure their servicing rights at fair value may no longer find it necessary to qualify for and apply the provisions of SFAS Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, to achieve an income statement effect similar to the application of hedge accounting for instruments used to manage the effect of interest rate changes on servicing rights.

The Statement is effective as of the beginning of an entity's first fiscal year that begins after September 15, 2006. Management does not believe the adoption of this new accounting requirement will have a material in the Company's financial position or on its results of operations.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders' Equity
Under U.S. GAAP for the years ended December 31, 2003, 2004 and 2005
(Thousands of Constant Pesos with purchasing power as of December 31, 2005)

		Retained earnings					
	Capital Stock	Legal reserve	Unappropriated	Total	Other accumulated comprehensive income (loss)	Comprehensive income	Total
Balances at December 31, 2002	P.34,332,669	P.451,745	P. 37,022,267	P. 37,474,012	P.(17,037,658)		P.54,769,023
Cumulative effect of adoption of a new accounting principle			(121,817)	(121,817)			(121,817)
Excess of the book value over price paid to acquired minority Interest			(193,993)	(193,993)			(193,993)
Cash purchase of Company's own shares	(1,863)		(1,058,403)	(1,058,403)			(1,060,266)
Dividends paid			(862,928)	(862,928)			(862,928)
Comprehensive income:							
Net income for the year			16,194,029	16,194,029		P.16,194,029	16,194,029
Other comprehensive income:							
Effect of translation of foreign entities					7,598,718	7,598,718	7,598,718
Deferred taxes allocate to equity, net of effect of inflation					1,334,448	1,334,448	1,334,448
Net loss on sale of affiliate to an entity under common Control			(303,269)	(303,269)			(303,269)
Comprehensive income						P.25,127,195	
Balances at December 31, 2003	34,330,806	451,745	50,675,886	51,127,631	(8,104,492)		77,353,945
Transaction between entities under common control			18,842	18,842			18,842
Cash purchase of Company's own shares	(15,684)		(12,826,140)	(12,826,140)			(12,841,824)
Dividends paid			(1,624,295)	(1,624,295)			(1,624,295)
Comprehensive income:							
Net income for the year			17,218,315	17,218,315		P.17,218,315	17,218,315
Other comprehensive income:							
Effect of translation of foreign entities					7,704,583	7,704,583	7,704,583
Unrealized gains on securities					3,927	3,927	3,927
Deferred taxes allocate to equity, net of effect of inflation					146,660	146,660	146,660
Comprehensive income						P.25,073,485	

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders' Equity—(Cont.)
Under U.S. GAAP for the years ended December 31, 2003, 2004 and 2005
(Thousands of Constant Pesos with purchasing power as of December 31, 2005)

		Retained earnings			Other accumulated comprehensive income (loss)	Comprehensive income	Total
	Capital Stock	Legal reserve	Unappropriated	Total			
Balances at December 31, 2004	34,315,122	451,745	53,462,608	53,914,353	(249,322)		87,980,153
Cash purchase of Company's own shares	(9,686)		(6,539,350)	(6,539,350)			(6,549,036)
Dividends paid			(13,493,451)	(13,493,451)			(13,493,451)
Comprehensive income:							
Net income for the year			31,618,162	31,618,162		P.31,618,162	31,618,162
Other comprehensive income:							
Effect of translation of foreign entities					(358,504)	(358,504)	(358,504)
Unrealized gains on securities					(347,768)	(347,768)	(347,768)
Current year valuation of swaps					(92,871)	(92,871)	(92,871)
Deferred taxes allocate to equity, net of effect of inflation					193,665	193,665	193,665
Comprehensive income						P.31,012,684	
Balances at December 31, 2005	P.34,305,436	P.451,745	P. 65,047,969	P. 65,499,714	P.(854,800)		P.98,950,350

(Amounts in thousands of Constant Mexican Pesos

21.- Supplemental Guarantor Information

As mentioned in Note 13, the Company has issued senior notes in the American market. These notes are fully and unconditionally guaranteed by Telcel.

Consolidating Condensed Financial Information

The following consolidating information presents condensed consolidating balance sheets as of December 31, 2004 and 2005 and condensed consolidating statements of income and cash flows for each of the three years in the period ended December 31, 2005 of the Company and Telcel (The "wholly-owned Guarantor Subsidiary). These statements are prepared in accordance with Mexican GAAP with the exception that the subsidiaries are accounted for as investments under the equity method rather than being consolidated. The guarantees of the Guarantor are full and unconditional. The significant differences between Mexican GAAP and U.S. GAAP as they affect the Guarantor are set out below.

The Company's consolidating condensed financial information for the (i) Company; (ii) its wholly-owned subsidiary Telcel (on stand alone basis), which is a wholly and unconditional guarantor under the Senior Notes; (iii) the combined non-guarantor subsidiaries; iv) eliminations and v) the Company's consolidated financial statements are as follows:

Condensed consolidated balance sheets:

	Parent	Wholly-owned Guarantor Subsidiary	Combined non-guarantor Subsidiaries	Eliminations	Consolidated Total
		December 31, 2004			
Current assets:					
Cash and cash equivalents	P. 339	P. 7,852,031	P. 15,051,651	P. (5,835,821)	P. 17,068,200
Marketable securities	—	—	2,676,286		2,676,286
Financial instruments			80,803		80,803
Accounts receivable, net	—	8,346,389	12,949,304		21,295,693
Related parties	36,291,536	2,250,890	25,784,884	(63,193,472)	1,133,838
Inventories, net	—	5,552,205	6,065,426		11,617,631
Other current assets	2,679	447,462	2,831,776		3,281,917
Plant property and equipment, net	—	18,762,660	68,978,399		87,741,059
Investments	84,704,807	23,724,066	18,949,405	(126,704,494)	673,784
Intangible assets, net	108,793	10,618,335	44,805,570		55,532,698
Total assets	P.121,108,154	P.77,554,038	P.198,173,504	P.(195,733,787)	P.201,101,909
Liabilities:					
Short-term debt	P. 464,985	P. 775,164	P. 4,331.909		P. 5,572,058
Current liabilities	2,178,683	20,833,257	67,653,193	P. (39,850,389)	50,814,744
Long-term debt	39,950,641	3,651,027	14,332,728		57,934,396
Other non-current liabilities	77,619	34,018,969	1,712,129	(29,178,904)	6,629,813
Total liabilities	42,671,928	59,278,417	88,029,959	(69,029,293)	120,951,011

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2005, except when indicated otherwise)

	Parent	Wholly-owned Guarantor Subsidiary	Combined non-guarantor Subsidiaries	Eliminations	Consolidated Total
		December 31, 2004			
Total majority stockholders' equity	78,436,226	18,275,621	108,428,873	(126,704,494)	78,436,226
Minority interest			1,714,672		1,714,672
Total stockholders' equity under Mexican GAAP	78,436,226	18,275,621	110,143,545	(126,704,494)	80,150,898
Total liabilities and stockholders' equity	P.121,108,154	P.77,554,038	P.198,173,504	P.(195,733,787)	P.201,101,909
		December 31, 2005			
Current assets:					
Cash and cash equivalents	P. 353	P. 587,398	P. 10,689,277	P.	P. 11,277,028
Marketable securities			1,504,979		1,504,979
Accounts receivable, net	3,868,866	6,924,760	20,047,717		30,841,343
Related parties	63,248,328	20,174,328	18,780,369	(101,214,704)	988,321
Inventories, net	—	4,983,489	10,859,776	(2,890,592)	12,952,673
Other current assets	—	156,849	2,445,563		2,602,412
Plant property and equipment, net	—	19,583,051	92,257,645		111,840,696
Investments	80,196,574	36,907,519	29,618,405	(146,236,740)	485,758
Intangible assets, net	171,777	9,701,013	47,628,070		57,500,860
Total assets	P.147,485,898	P.99,018,407	P.233,831,801	P.(250,342,036)	P.229,994,070
Liabilities:					
Short-term debt	P. 14,177,725	P.475,000	P. 2,354,716		P. 17,007,441
Current liabilities	3,292,762	49,115,528	103,927,988	P. (84,138,439)	72,197,839
Long-term debt	45,179,255	2,508,000	3,842,340		51,529,595
Other non-current liabilities	197,702	17,787,232	2,689,797	(17,076,265)	3,598,466
Total liabilities	62,847,444	69,885,760	112,814,841	(101,214,704)	144,333,341
Total majority stockholders' equity	84,638,454	29,132,647	119,994,685	(149,127,332)	84,638,454
Minority interest	—	—	1,022,275		1,022,275
Total stockholders' equity under Mexican GAAP	84,638,454	29,132,647	121,016,960	(149,127,332)	85,660,729
Total liabilities and stockholders' equity	P.147,485,898	P.99,018,407	P.233,831,801	P.(250,342,036)	P.229,994,070

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2005, except when indicated otherwise)

Condensed consolidated statements of operations:

	Parent	Wholly-owned Guarantor Subsidiary	Combined non-guarantor Subsidiaries	Eliminations	Consolidated Total
	For the year ended December 31, 2003				
Total revenues	P. —	P.57,026,675	P. 46,017,908	P. (9,632,913)	P. 93,411,670
Total cost and expenses operating	93,775	45,736,460	37,701,180	(9,641,081)	73,890,334
Operating (loss) income	(93,775)	11,290,215	8,316,728	8,168	19,521,336
Interest income (expense), net	256,867	(5,902,180)	7,153,927	(3,022,497)	(1,513,883)
Exchange loss, net	15	(4,788,774)	3,238,817	3,022,497	1,472,555
Monetary effect, net	53,980	1,595,396	905,772		2,555,148
Other financing income (cost), net	—	—	(205,858)		(205,858)
Other (loss) income, net	(350)	(640,915)	(486,347)	(8,167)	(1,135,779)
Tax provision	98,391	(611,995)	4,345,529		3,831,925
Equity in results of affiliates	16,219,963	5,609,124	7,634,010	(29,603,948)	(140,851)
Net income	P.16,338,309	P. 7,774,861	P. 22,211,521	P.(29,603,948)	P. 16,720,743
Minority net (loss) income			P. (382,434)		P. (382,434)
	For the year ended December 31, 2004				
Total revenues	P. —	P.73,180,402	P. 76,374,055	P.(10,320,592)	P.139,233,865
Total cost and expenses operating	132,294	57,198,783	67,990,607	(10,363,813)	114,957,871
Operating (loss) income	(132,294)	15,981,619	8,383,448	43,221	24,275,994
Interest income (expense), net	(1,765,727)	(5,098,430)	4,510,341		(2,353,816)
Exchange gain, net	(251,958)	455,376	2,322,309		2,525,727
Monetary effect, net	253,024	1,753,548	1,044,045		3,050,617
Other financing cost, net	—	—	(1,250,584)		(1,250,584)
Other loss, net	(22,985)	130,129	27,912	(43,221)	91,835
Tax provision	(332,645)	4,262,888	4,885,300		8,815,543
Equity in results of affiliates	18,650,506	4,013,979	12,877,481	(35,637,818)	(95,852)
Net income	P.17,063,211	P.12,973,333	P. 23,029,652	P.(35,637,818)	P. 17,428,378
Minority interest net income (loss)			P. (365,167)		P. (365,167)
	For the year ended December 31, 2005				
Total revenues	P. —	P.86,300,600	P.130,925,030	P.(35,072,431)	P.182,153,199
Total cost and expenses operating	42,735	88,820,203	91,776,158	(32,181,839)	148,457,257
Operating (loss) income	(42,735)	(2,519,603)	39,148,872	(2,890,592)	33,695,942
Interest (expense) income, net	(46,570)	(3,137,071)	(728,807)		(3,912,448)
Exchange (loss) gain, net	1,619,041	(134,473)	1,455,008		2,939,576
Monetary effect, net	(121,492)	1,119,517	2,089,907		3,087,932
Other financing cost, net		—	(3,309,100)		(3,309,100)
Other (loss) income, net	(526,350)	287,271	(169,411)		(408,490)
Tax provision	(9,494,053)	(2,013,888)	11,849,440		341,499
Equity in results of affiliates	21,265,058	16,310,024	13,897,188	(51,514,635)	(42,365)
Net income	P.31,641,005	P.13,939,553	P. 40,534,217	P.(54,405,227)	P. 31,709,548
Minority net income (loss)			P. (68,543)		P. (68,543)

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2005, except when indicated otherwise)

Condensed consolidated statements of changes in financial position:

	Parent	Wholly-owned Guarantor Subsidiary	Combined non-guarantor Subsidiaries	Eliminations	Consolidated Total
		December 31, 2003			
Operating activities:					
Net income	P. 16,338,309	P. 7,774,861	P. 22,211,521	P.(29,603,948)	P. 16,720,743
Non-cash items	(15,837,529)	(2,190,499)	3,964,055	29,603,948	15,539,975
Changes in operating assets and liabilities:	78,522	(3,057,000)	3,057,254		78,776
Resources (used in) provided by operating activities	579,302	2,527,362	29,232,830		32,339,494
Financing activities:					
Bank loans, net	927,090	972,114	(511,846)		1,387,358
Dividends paid	(862,928)	(3,848,021)	—	3,848,021	(862,928)
Decrease in capital stock and retained earnings due to purchases of Company's own shares	(1,060,266)	—	—		(1,060,266)
Resources (used in) provided by financing activities	(996,104)	(2,875,907)	(511,846)	3,848,021	(535,836)
Investing activities:					
Investment in telephone plant	—	2,530,376	(26,833,625)		(24,303,249)
Investment in subsidiaries and affiliated companies	480,253	(2,197,003)	7,850,517	(3,848,021)	2,285,746
Investment in trademarks			(1,965,088)		(1,965,088)
Marketable securities	—	—			
Investment in licenses	—	—	(8,066,521)		(8,066,521)
Resources provided by (used in) investing activities	480,253	333,373	(29,014,717)	(3,848,021)	(32,049,112)
Net increase (decrease) in cash and cash equivalents	63,451	(15,172)	(293,733)		(245,454)
Cash and cash equivalents at beginning of the Period	2,050	1,476,975	8,860,907		10,339,932
Cash and cash equivalents at end of the period	P. 65,501	P. 1,461,803	P. 8,567,174		P. 10,094,478

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2005, except when indicated otherwise)

	Parent	Wholly-owned Guarantor Subsidiary	Combined non-guarantor Subsidiaries	Eliminations	Consolidated Total
	For the year ended December 31, 2004				
Operating activities:					
Net income	P. 17,063,211	P. 12,973,333	P. 23,029,652	P.(35,637,818)	P. 17,428,378
Non-cash items	(18,650,506)	3,815,131	1,277,561	35,637,818	22,080,004
Changes in operating assets and liabilities:	(24,390,850)	(10,385,240)	40,217,335	(5,835,821)	(394,576)
Resources (used in) provided by operating activities	(25,978,145)	6,403,224	64,524,548	(5,835,821)	39,113,806
Financing activities:					
Bank loans, net	28,186,214	1,151,321	(19,430,606)		9,906,929
Dividends paid	(1,624,295)	(4,956,454)	—	4,956,454	(1,624,295)
Decrease in capital stock and retained earnings due to purchases of Company's own shares	(12,841,825)	(1,514,385)	—	1,514,385	(12,841,825)
Resources provided by (used in) financing activities	13,720,094	(5,319,518)	(19,430,606)	6,470,839	(4,559,191)
Investing activities:					
Investment in telephone plant	—	232,721	(22,168,504)		(21,935,783)
Investment in subsidiaries and Affiliated companies	12,192,889	5,073,801	(14,051,921)	(6,470,839)	(3,256,070)
Marketable securities	—	—	(1,829,768)		(1,829,768)
Investments in trademarks	—	—			
Investment in licenses	—	—	(559,272)		(559,272)
Resources provided by (used in) investing activities	12,192,889	5,306,522	(38,609,465)	(6,470,839)	(27,580,893)
Net increase decrease in cash and cash equivalents	(65,162)	6,390,228	6,484,477	(5,835,821)	6,973,722
Cash and cash equivalents at beginning of the period	65,501	1,461,803	8,567,174		10,094,478
Cash and cash equivalents at end of the period	P. 339	P. 7,852,031	P. 15,051,651	(5,835,821)	P. 17,068,200

(Amounts in thousands of Constant Mexican Pesos

	Parent	Wholly-owned Guarantor Subsidiary	Combined non-guarantor Subsidiaries	Eliminations	Consolidated Total
	For the year ended December 31, 2005				
Operating activities:					
Net income	31,641,005	13,939,553	40,534,217	(54,405,227)	31,709,548
Non-cash items	(20,931,621)	(15,167,884)	2,955,519	51,514,635	18,370,649
Changes in operating assets and liabilities:	(42,223,516)	(185,177)	44,139,655	8,726,413	10,457,375
Resources provided by operating activities	(31,514,132)	(1,413,508)	87,629,391	5,835,821	60,537,572
Financing activities:					
Bank loans, net	31,179,633	(1,443,191)	(24,705,860)		5,030,582
Dividends paid	(13,493,451)	(4,400,025)	—	4,400,025	(13,493,451)
Decrease in capital stock and retained earnings due to purchases of Company's own shares	(6,549,036)	2,092,669	—	(2,092,669)	(6,549,036)
Resources provided by financing activities	11,137,146	(3,750,547)	(24,705,860)	2,307,356	(15,011,905)
Investing activities:					
Investment in telephone plant	—	(5,170,643)	(41,713,699)		(46,884,342)
Investment in subsidiaries and affiliated companies	20,377,000	3,126,572	(23,785,220)	(2,307,356)	(2,589,004)
Marketable securities					
Investments in trademarks			(100,813)		(100,813)
Investment in licenses	—	(56,507)	(1,686,173)		(1,742,680)
Resources used in investing activities	20,377,000	(2,100,578)	(67,285,905)	(2,307,356)	(51,316,839)
Net increase (decrease) in cash and cash equivalents	14	(7,264,633)	(4,362,374)	5,835,821	(5,791,172)
Cash and cash equivalents at beginning of the period	339	7,852,031	15,051,651	(5,835,821)	17,068,200
Cash and cash equivalents at end of the period	353	587,398	10,689,277		11,277,028

(Amounts in thousands of Constant Mexican Pesos

Guarantor US GAAP reconciliation of net income and stockholder's equity

As discussed at the beginning of Note 20, the following reconciliation to US GAAP does not include the reversal of the adjustments to the financial statements for the effects of inflation required under Mexican GAAP (Bulletin B-10),

Summary

The principal differences between Mexican GAAP and U.S. GAAP, as they relate to the consolidated financial statements of the Company, are those of the Guarantor, and are basically the same as those described in Note 20, except for the adjustments applied directly to the sub-holdings companies as the non amortization of goodwill, minority interest and gains or losses on sales to affiliates.

Net income and total stockholders' equity, adjusted to take into account the material differences between Mexican GAAP and U.S. GAAP, are as follows:

	Year ended December 31,		
	2003	2004	2005
Net income as reported under Mexican GAAP	P.7,774,861	P.12,973,333	**P.13,823,677**
U.S. GAAP adjustments:			
Capitalized interest or net financing cost, net	(162,990)	(146,375)	**(128,570)**
Accrued vacation pay	232,547		
Deferred income tax and employee profit			
Sharing adjustments	625,356	433,363	**1,175,919**
Difference between the restatement of depreciation expense based on specific indexation factors and on the basis of the NCPI	2,218	(9,442)	**(289,480)**
EITF 00-21		(162,387)	**(114,071)**
Effects of inflation accounting on U.S. GAAP Adjustments	131,264	176,507	**64,554**
Effects of U.S. GAAP adjustments on subsidiaries, net	(953,886)	(1,301,380)	**(71,547)**
Total U.S. GAAP adjustments, net	(125,491)	(1,009,714)	**636,805**
Net income under U.S. GAAP	P.7,649,370	P.11,963,619	**P.14,460,482**

	December 31,	
	2004	2005
Total stockholders' equity under Mexican GAAP	P.18,275,622	**P.29,016,772**
U.S. GAAP adjustments, net of effects of inflation on monetary items:		
Capitalized interest or net financing cost, net	663,412	**535,594**
Deferred income tax and employee profit sharing adjustments	(1,644,161)	**(553,880)**
Difference between the restatement of fixed assets based on Specific indexation factors and on the basis of the NCPI	916,318	**1,305,471**
EITF 00-21	(162,387)	**(271,225)**
Effect of U.S. GAAP adjustments on subsidiaries, net	7,443	**377,235**
Total U.S. GAAP adjustments, net	(219,375)	**1,393,195**
Total stockholders' equity under U.S. GAAP	P.18,056,247	**P.30,409,967**

Exhibit 4.6

FIFTH AMENDMENT TO
MANAGEMENT SERVICES AGREEMENT

Between

SBC INTERNATIONAL MANAGEMENT SERVICES, INC.

A corporation duly organized under the laws of the State of Delaware, United States of America, with headquarters in Wilmington, Delaware, USA, hereinafter "SBCI-MSI", with *Permanent Establishment in Mexico. Establishment in the terms provided in the* Income Tax Law with address at Parque Vía 190-12th floor, Colonia Cuauhtémoc 06599 Mexico, D. F.

and

AMÉRICA MÓVIL S.A. DE C.V.

A corporation duly organized under the laws of the United Mexican States, with its principal place of business in Mexico City, D.F., hereinafter "AMÉRICA MÓVIL".

This FIFTH AMENDMENT TO MANAGEMENT SERVICES AGREEEMENT, is made to be effective as of December 31, 2005 (this "Amendment"), between SBC INTERNATIONAL MANAGEMENT SERVICES, INC., a corporation duly organized under the laws of the State of Delaware, United States of America, with headquarters in Wilmington, Delaware, USA, with Permanent Establishment in the United Mexican States under the Income Tax Law with address at Parque Via 190-12th floor, Colonia Cauahtémoc 06599 Mexico, D. F. (hereinafter "SBCI-MSI") and AMÉRICA MÓVIL S.A. DE C.V., a corporation duly organized under the laws of the United Mexican States, with its principal place of business in Mexico City, D.F. (hereinafter "AMÉRICA MÓVIL").

WHEREAS, SBCI-MSI and AMÉRICA MÓVIL entered into that certain Management Services Agreement dated February 27, 2002 as amended by that certain First Amendment to Management Services Agreement dated as of January 1, 2003, Second Amendment to Management Services Agreement dated as of October 29, 2003, Third Amendment to Management Services Agreement Dated as of January 1, 2004 and Fourth Amendment to Management Services Agreement dated as of January 31, 2005 (as amended, the "MSA"); and

WHEREAS, SBCI-MSI and AMÉRICA MÓVIL desire to extend the term of and amend the MSA as provided herein.

NOW, THEREFORE, in consideration of the premises and the mutual agreements and covenants hereinafter set forth, the parties hereto hereby agree as follows:

SECTION 1. The parties agree that the first sentence of clause Sixth of the MSA is hereby amended to read as follows: "This agreement shall be in effect during the period starting on January 1, 2002 and ending on December 31, 2006".

SECTION 2. In accordance with the terms of Clause FOURTH of the MSA, AMÉRICA MÓVIL shall pay SBCI-MSI ONE MILLION US DOLLARS (US$1,000,000.00) plus value added tax for the fifth year of the initial term of the MSA (as such term has been extended by this Amendment) in compensation for services rendered by SBCI-MSI thereunder. AMÉRICA MÓVIL shall make this One Million US Dollar (US$1,000,000.00) payment to SBCI-MSI plus value added tax in a one-time payment on February 28, 2006 through wire transfer of immediately available funds payable in United States Dollars to a bank account designated by SBCI-MSI. Six months prior to the fifth anniversary of the commencement of the initial term of the original MSA, the parties shall begin consultations and use best efforts to agree on compensation to be paid SBCI-MSI for the remaining term of the MSA.

SECTION 3. This Amendment and the MSA hereby are each confirmed as being in full force and effect.

SECTION 4. This Amendment may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

SECTION 5. For interpretation and fulfillment of this Amendment, the parties expressly agree to submit to the laws of the territory and courts of Mexico City, D.F., waiving the application of any other law or jurisdiction of any court that might have jurisdiction over them by reason of their current or future address.

This agreement is entered in Mexico City, Federal District on 1-FEB, 2006 to be effective as of December 31, 2005.

SBC INTERNATIONAL
MANAGEMENT SERVICES INC.

By: /s/ Rick Resnick
Rick Resnick
President SBCI – Mexico

AMÉRICA MÓVIL S.A. DE CV.

By: /s/ Daniel Hajj Aboumrad
Daniel Hajj Aboumrad
Director General

Exhibit 4.8

CONTRATO DE PRESTACIÓN DE SERVICIOS

CONTRATO DE PRESTACIÓN DE SERVICIOS DE OPERACIÓN Y ADMINISTRACIÓN QUE CELEBRAN POR UNA PARTE AMÉRICA TELECOM, S.A. DE C.V., A QUIEN LO SUCESIVO Y PARA EFECTOS DEL PRESENTE CONTRATO SE LE DENOMINARÁ COMO "LA PRESTADORA", REPRESENTADA EN ESTE ACTO POR SU REPRESENTANTE LEGAL, C.P. ARMANDO IBÁÑEZ VÁZQUEZ, Y POR LA OTRA PARTE, AMÉRICA MÓVIL, S.A. DE C.V. Y/O SUBSIDIARIAS Y/O AFILIADAS, A QUIENES EN LO SUCESIVO Y PARA EFECTOS DEL PRESENTE CONTRATO SE LES DENOMINARÁ CONJUNTAMENTE COMO "AMÉRICA MÓVIL". REPRESENTADAS EN ESTE ACTO POR SU REPRESENTANTE LEGAL, D.R. CARLOS JOSÉ GARCÍA MORENO E., DE CONFORMIDAD CON LAS SIGUIENTES DECLARACIONES Y CLÁUSULAS.

DECLARACIONES

Declara la PRESTADORA a través de su representante legal

a) Ser una sociedad mercantil constituida conforme a las leyes de la República Mexicana y tener como domicilio el ubicado en Insurgentes Sur 3500, Col. Peña Pobre, Delegación Tlalpan, México D.F.

b) Tener como objeto social, entre otras actividades, promover, organizar y administrar toda clase de sociedades tanto mercantiles como civiles; proporcionar servicios administrativos, de organización, fiscales, legales y de asesoría a empresas; y

c) Que cuenta con los elementos necesarios para la debida prestación de los servicios objeto del presente Contrato.

2. Declara AMÉRICA MÓVIL a través de su representante legal

a) Ser una sociedad mercantil constituida conforme a las leyes de la República Mexicana y tener como domicilio el ubicado en Lago Alberto No. 366, Edificio Telcel I, Segundo Piso, Col. Anáhuac, Delegación Miguel Hidalgo, C.P. 11320, México, D.F.

b) Tener como objeto social, de modo general, construir, instalar, mantener, operar y explotar redes públicas de telecomunicaciones para prestar el servicio de telecomunicaciones, siempre y cuando cuente con las concesiones y permisos que legalmente se requieren para ello; prestar y recibir toda clase de servicios de asesoría y asistencia técnica, científica y administrativa y celebrar cualquier acto o contrato que se relacione con los objetos sociales y que sea lícito para una sociedad anónima; y

c) Que desea obtener los servicios que le proporcionará la PRESTADORA con el objeto de llevar a cabo sus operaciones en la mejor forma posible.

CLÁUSULAS

PRIMERA.- Por medio del presente Contrato la PRESTADORA se compromete a proporcionar a AMÉRICA MÓVIL los servicios de consultoría y asesoría en materia de administración y operación que a continuación se especifican:

1. Evaluación de todas y cada una de las direcciones, puestos y personas, tanto de "AMÉRICA MÓVIL" como de todas sus subsidiarias y filiales;
2. Revisión y, en su caso, reestructuración de los contratos colectivos de trabajo;
3. Ejecución de la operación diaria;
4. Planeación Técnica, Administrativa y Financiera;
5. Implantación de sistemas y controles administrativos y operacionales;
6. Planeación y negociación de las inversiones, optimizando el rendimiento obtenido de los recursos de la empresa;
7. Elaboración de los programas de transformación de AMÉRICA MÓVIL para eficientar la operación, modemizarla y hacer crecer agresivamente la planta telefónica de AMÉRICA MÓVIL, de todas suertes que se mejore la calidad de los servicios que presta;
8. Reestructuración de las politicas en materia tarifaria, comercial, técnica y de servicios;
9. Elaboración de planes de reubicación del personal;
10. Realización de planes de las inversiones inmobiliarias que reduzcan sustancialmente su número e importes;
11. Establecimiento de las normatividades para las construcciones;
12. Evaluación de las alternativas que se den dentro de la realización de los estudios técnicos-económicos que se efectúen en la empresa en las diferentes direcciones de operación; y
13. En general, la regeneración, reorganización y reestructuración de AMÉRICA MÓVIL y filiales con la planeación, ejecución y supervisión de todas las áreas de la empresa.

Estos servicios en lo sucesivo quedarán designados como los SERVICIOS.

SEGUNDA.- AMÉRICA MÓVIL, no delega a la PRESTADORA en forma alguna facultades que involucren la toma de decisiones sobre la dirección de la empresa, quedando a la entera discreción y bajo la exclusiva responsabilidad de Consejo de Administración, de la Dirección General y del Comité Ejecutivo de AMÉRICA MÓVIL tomar las decisiones sobre la dirección de la empresa, sin injerencia alguna por parte de la PRESTADORA.

TERCERA.- La PRESTADORA proporcionará los SERVICIOS con los elementos propios con que cuenta a través de los que pueda contratar con terceras personas y que, en este último caso, será bajo su estricta responsabilidad.

CUARTA.- AMÉRICA MÓVIL se obliga a pagar a la PRESTADORA por la prestación de los SERVICIOS las siguientes contra prestaciones:

AMÉRICA MÓVIL se obliga a pagar una contraprestación trimestral a la PRESTADORA por la prestación de los SERVICIOS equivalente en pesos mexicanos a EUA $ 7,500,000.00 U.S. DÓLARES (SIETE MILLONES QUINIENTOS MIL DÓLARES DE LOS ESTADOS UNIDOS DE AMÉRICA 00/100) más el Impuesto al Valor Agregado (I.V.A.). Esta contraprestación será pagada por AMÉRICA MÓVIL por trimestre vencido de 2006. El pago lo deberá realizar AMÉRICA MÓVIL en fondos libres e inmediatamente disponibles en la cuenta que para tal efecto designe la PRESTADORA dentro de los 15 días hábiles siguientes al término de cada uno de los trimestres antes referidos.

Para determinar el monto en pesos mexicanos de este pago, se utilizará el tipo de cambio para solventar obligaciones denominadas en moneda extranjera pagaderas en la República Mexicana que publique el Banco de México precisamente en la fecha de pago.

En el caso de que AMÉRICA MÓVIL requiera de servicios no comprendidos en el presente Contrato, la PRESTADORA cobrará adicionalmente la cantidad que ambas partes convengan.

Los comprobantes que expida la PRESTADORA con motivo de cualesquiera de los pagos que efectúe AMÉRICA MÓVIL en los términos de este Contrato, deberán reunir los requisitos fiscales que exijan las disposiciones legales y administrativas aplicables, incluyendo el traslado expreso y por separado del Impuesto al Valor Agregado (I.V.A.)

QUINTA.- La PRESTADORA se propone cumplir de buena fe y de la mejor manera posible las obligaciones que contrae y prestará los SERVICIOS con elementos propios o ajenos, asumiendo incondicionalmente y bajo su estricta responsabilidad cualesquiera responsabilidades respecto de las personas que destine para la prestación de los SERVICIOS, por lo que será la única responsable de los contratos de trabajo de cualesquiera otra índole que celebre con dicho personal; y según sea el caso, del pago de honorarios y demás prestaciones laborales, así como de las cuotas al Instituto Mexicano del Seguro Social (IMSS), Instituto Nacional para el Fomento de la Vivienda de los Trabajadores (INFONAVIT) y del Impuesto Sobre la Renta (I.S.R.) y otros que se causen; de los conflictos que puedan surgir con el personal mencionado y de cualesquiera reclamación por accidente de trabajo o enfermedades profesionales de dicho personal.

AMÉRICA MÓVIL conviene en que, a solicitud de la PRESTADORA otorgará mandatos suficientes a consejeros, asesores y miembros de comités de ésta última para que, en los casos que sean necesarios, dichos mandataries puedan en nombre y representación de AMÉRICA MÓVIL realizar la prestación de los SERVICIOS; pero en el entendido de que no habrá relaciones de trabajo entre los susodichos mandatarios y AMÉRICA MÓVIL, sino que se aplicará lo convenido en el párrafo anterior de ésta cláusula, respecto de las relaciones entre la PRESTADORA y sus consejeros, asesores y mjembros de comités.

SEXTA.- La vigencia del presente Contrato inicia el 1° de enero de 2006 y concluye precisamente el 31 de diciembre de 2006. Previo acuerdo por escrito de las partes, el presente Contrato podrá ser renovado por periodos iguales sucesivos.

SÉPTIMA.- Cada una de las partes será responsable de cubrir todos aquellos gastos y honorarios en que haya incurrido con motive de la celebración y cumplimiento de este Contrato, por lo que ninguna de ellas te' drá derecho de reclamar a la otra compensación o indemnización alguna por estos conceptos.

OCTAVA.- En caso de que cualquier cláusula del presente Contrato llegare a ser determinada como inválida o inejecutable, la misma deberá ser considerada como si no se hubiere insertado, sin que esto altere o modifique la validez del resto del Contrato, el cual permanecerá válido y deberá ser interpretado para obtener el resultado más cercano a la intención original de las partes al celebrar el presente contrato.

NOVENA.-Para efectos de interpretación y aplicación del presente Contrato, las partes firmantes están de acuerdo en someterse a la legislación aplicable vigente en la República Mexicana y a los Tribunales competentes de la Ciudad de México, D.F., renunciando a cualquier fuero que pudiera corresponderles en razón de su domicilio presente o futuro.

El presente Contrato se firma por duplicado en la Ciudad de México, Distrito Federal el 02 de enero de 2006.

La PRESTADORA	AMÉRICA MÓVIL
/s/ Armando Ibáñez Vázquez	/s/ Carlos José García Moreno E.
Armando Ibáñez Vázquez	Carlos José García Moreno E.
Apoderado	Apoderado

[TRANSLATION]

SERVICE AGREEMENT

OPERATING AND ADMINISTRATIVE SERVICES AGREEMENT ENTERED INTO BY AND BETWEEN, ON THE ONE HAND, AMÉRICA TELECOM, S.A. DE C.V., WHICH FOR PURPOSES OF THIS AGREEMENT IS HEREINAFTER REFERRED TO AS THE "PROVIDER", REPRESENTED HEREIN BY ITS LEGAL REPRESENTATIVE, MR. ARMANDO IBÁÑEZ VÁZQUEZ, AND, ON THE OTHER HAND, AMÉRICA MÓVIL, S.A. DE C.V. AND/OR ITS SUBSIDIARIES AND/OR AFFILIATES, WHICH FOR PURPOSES OF THIS AGREEMENT ARE HEREINAFTER COLLECTIVELY REFERRED TO AS "AMÉRICA MÓVIL", REPRESENTED HEREIN BY THEIR LEGAL REPRESENTATIVE, MR. CARLOS JOSÉ GARCÍA MORENO E., IN ACCORDANCE WITH THE FOLLOWING RECITALS AND CLAUSES.

RECITALS

1. The PROVIDER, through its legal representative, hereby represents that:

   a) It is a corporation organized under the laws of the Mexican Republic and has its principal place of business at Insurgentes Sur 3500, Col. Peña Pobre, Delegación Tlalpan, México, D.F.;

   b) Its corporate purpose includes, among others, the promotion, organization and management of all types of corporations and partnerships, and the provision of administrative, organizational, tax, legal and business advisory services; and

   c) It has the elements required to provide the services subject matter of this Agreement.

2. AMÉRICA MÓVIL, through its legal representative, hereby represents that:

   a) It is a corporation organized under the laws of the Mexican Republic and has its principal place of business at Lago Alberto No. 366, Edificio Telcel I, Segundo Piso, Col. Anáhuac, Delegación Miguel Hidalgo, C.P. 11320, México, D.F.;

   b) Its corporate purpose is the construction, installation, maintenance, operation and exploitation of public telecommunication networks in order to provide telecommunication services, subject to all the requisite concessions and permits; the provision and reception of all types of technical, scientific and administrative advisory and assistance services; and the execution of any of the acts or contracts which may be lawfully executed by a corporation and which may relate to its corporate purpose; and

   c) It wishes to retain the services offered by the PROVIDER to better carry out its business.

CLAUSES

ONE. - By its execution of this Agreement, the PROVIDER hereby agrees to provide to AMÉRICA MÓVIL the following administrative and operating advisory and consulting services:

1. Assessment of each and all of the executive offices, positions and employees of AMÉRICA MÓVIL and its subsidiaries and affiliates;

2. Reviewing and, if necessary, restructuring all collective bargaining agreements;

3. Management of all the day-to-day operations;

4. Technical, administrative and financial planning;

5. Implementation of administrative and operating systems and controls;

6. Investment planning and negotiation, so as to maximize the return on the corporation's resources;

7. Preparation of AMÉRICA MÓVIL's transformation programs in order to maximize and upgrade its operations and aggressively expand its telephone infrastructure so as to improve the quality of the services offered thereby;

8. Restructuring all pricing, commercial, technical and service policies;

9. Preparation of personnel relocation plans;

10. Implementation of real estate investment plans so as to substantially reduce the number and amount thereof;

11. Implementation of the legal framework applicable to constructions;

12. Assessment of the alternatives reflected in the technical and economic studies carried out by the company's various operating divisions; and

13. Generally, the regeneration, reorganization and restructuring of AMÉRICA MÓVIL and its affiliates through the planning, implementation and supervision of all its areas.

All such services shall be hereinafter referred to as the SERVICES.

TWO. - AMÉRICA MÓVIL does not hereby delegate to the PROVIDER, in any manner whatsoever, any decision-making powers in connection with the company's management and, accordingly, any decision concerning the company shall be reserved to AMÉRICA MÓVIL's Board of Directors, Chief Executive Officer and Executive Committee, without the PROVIDER being involved therein.

THREE. - The PROVIDER shall render the SERVICES using its own resources, or such other resources as it may subcontract with third parties under its own responsibility.

FOUR. - As consideration for the SERVICES, AMÉRICA MÓVIL hereby agrees to pay to the PROVIDER the following:

AMÉRICA MÓVIL hereby agrees to pay to the PROVIDER, as consideration for the SERVICES, on a quarterly basis, the Mexican peso equivalent of US$7,500,000.00 (SEVEN MILLION FIVE HUNDRED THOUSAND U.S. DOLLARS 00/100) plus the applicable Value Added Tax (V.A.T.) Such consideration shall be paid by AMÉRICA MÓVIL at the end of each quarter during 2006. AMÉRICA MÓVIL shall pay such amount in unrestricted, immediately available funds, to such bank account as the PROVIDER may designate to such effect, within 15 business days following the end of each quarter.

The applicable Mexican peso amount shall be determined based upon the exchange rate for the settlement of foreign-denominated obligations to be satisfied within the Mexican Republic, as published by the Central Bank of Mexico on the relevant payment date.

If AMÉRICA MÓVIL should require any service not contemplated in this Agreement, then the PROVIDER shall charge such additional fees as both parties may agree.

All receipts issued by the PROVIDER in connection with any payments made by AMÉRICA MÓVIL pursuant to this Agreement, shall satisfy all the tax-related requirements set forth in the applicable laws and administrative rules, including the breakdown of the corresponding Value Added Tax (V.A.T.)

FIVE. - The PROVIDER intends to perform its obligations hereunder in good faith and in the best possible manner, using its own or any third-party resources, and hereby unconditionally agrees to be held liable for the acts of any and all persons whom it may allocate to provide the SERVICES. Accordingly, the PROVIDER shall be solely liable for all the employment or other contracts between itself and its personnel and, if applicable, for the payment of all wages and employment benefits, including the payment of all mandatory contributions to the Mexican Social Security Institute (IMSS) and the National Workers' Housing Fund (INFONAVIT) and all required income and other taxes, and for any conflicts that may arise with such personnel and any claims thereof resulting from any accidents in the workplace or any medical disabilities thereof.

AMÉRICA MÓVIL agrees that, upon the PROVIDER's request, it shall grant to the directors, advisors and members of any committee of the PROVIDER, such powers and authority as may necessary in order for such persons to provide the SERVICES in the name and on behalf of AMÉRICA MÓVIL; provided, that no employment relationship shall be deemed to exist between such attorneys-in-fact and AMÉRICA MÓVIL, and that the provisions contained in the preceding paragraph of this Clause shall also govern any relationship between the PROVIDER and its directors, advisors and members of any of its committees.

SIX. - This Agreement shall become effective January 1, 2006, and shall terminate December 31, 2006. This Agreement may be extended for one or more successive periods of like duration upon the written consent of the parties.

SEVEN. - Each party shall be liable for all the fees and expenses incurred thereby in connection with its execution and performance of this Agreement, and no party shall be entitled to claim from the other any compensation or indemnification in respect thereof.

EIGHT. - If any provision of this Agreement is rendered null or enforceable, such provision shall be set aside as if it were not a part hereof and, accordingly, shall not impair the validity of the remaining provisions hereof, which shall remain in full force and effect and shall be interpreted so as to best reflect the intent of the parties as of the date of its execution.

NINE. - For purposes of the interpretation and enforcement of this Agreement, the parties hereby agree to the applicable laws of the Mexican Republic and submit themselves to the jurisdiction of the competent courts in Mexico City, Federal District, and hereby waive any other jurisdiction to which they may be entitled by reason of their present or future domiciles.

This Agreement is executed in two counterparts in Mexico City, Federal District, on this 2D day of January, 2006.

The PROVIDER	AMÉRICA MÓVIL
[Signed]	[Signed]
Armando Ibáñez Vázquez	Carlos José García Moreno E.
Attorney-in-fact	Attorney-in-Fact

Exhibit 8.1

List of certain subsidiaries of América Móvil, S.A. de C.V.

Name of Company	Jurisdiction	Ownership Interest(1)	Main Activity
AMX Tenedora, S.A de C.V	Mexico	100.0%	Holding company
Sercotel, S.A. de C.V.	Mexico	100.0	Holding company
Radiomóvil Dipsa, S.A. de C.V.	Mexico	100.0	Wireless
CTI Holdings, S.A.	Argentina	100.0	Holding company
CTI PCS, S.A.	Argentina	100.0	Wireless
CTI Compañía de Teléfonos del Interior, S.A.	Argentina	100.0	Wireless
Telecom Americas Ltd.	Bermuda	98.9	Holding company
Americel S.A.	Brazil	99.2	Wireless
Telet S.A.	Brazil	99.2	Wireless
BCP S.A.	Brazil	99.8	Wireless
Smartcom, S.A.	Chile	100.0	Wireless
Comunicación Celular S.A. (Comcel)	Colombia	99.2	Wireless
Consorcio Ecuatoriano de Telecomunicaciones, S.A. (CONECEL)	Ecuador	100.0	Wireless
Compañía de Telecomunicaciones de El Salvador (CTE)	El Salvador	95.8	Fixed-line/Wireless
TracFone Wireless, Inc.	Florida	98.2	Wireless
Telecomunicaciones de Guatemala, S.A.	Guatemala	99.1	Fixed-line
Servicios de Comunicaciones Personales Inalámbricas, S.A.	Guatemala	99.1	Wireless
Servicios de Comunicaciones de Honduras, S.A. de C.V	Honduras	100.0	Wireless
Empresa Nicaragüense de Telecomunicaciones, S.A. (ENITEL)	Nicaragua	99.3	Fixed-line/Wireless
Servicios de Comunicaciones de Nicaragua, S.A	Nicaragua	100.0	Wireless
AMX Paraguay, S.A.	Paraguay	100.0	Wireless
América Móvil Perú, S.A.C.	Peru	100.0	Wireless
AM Wireless Uruguay, S.A.	Uruguay	100.0	Wireless

(1) Percentage of equity owned by América Móvil directly or indirectly through subsidiaries or affiliates.

Exhibit 12.1

CERTIFICATION

I, Daniel Hajj Aboumrad, certify that:

1. I have reviewed this annual report on Form 20-F of América Móvil, S.A. de C.V.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and we have:

   a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   c. disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and;

5. The company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent function):

   a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

   b. any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: June 30, 2006

/s/ Daniel Hajj Aboumrad
Daniel Hajj Aboumrad
Chief Executive Officer

Exhibit 12.2

CERTIFICATION

I, Carlos José García Moreno Elizondo, certify that:

1. I have reviewed this annual report on Form 20-F of América Móvil, S.A. de C.V.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and we have:

   a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   c. disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and;

5. The company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent function):

   a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

   b. any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: June 30, 2006

/s/ Carlos José García Moreno Elizondo
Carlos José García Moreno Elizondo
Chief Financial Officer

Exhibit 13.1

Certification
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
(Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code)

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), each of the undersigned officers of América Móvil, S.A. de C.V., a *sociedad anónima de capital variabile* organized under the laws of Mexico (the "Company"), does hereby certify, to such officer's knowledge, that:

The Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (the "Form 20-F") of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Form 20-F fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: June 30, 2006

/s/ Daniel Hajj Aboumrad
Name: Daniel Hajj Aboumrad
Title: Chief Executive Officer

Dated: June 30, 2006

/s/ Carlos José García Moreno Elizondo
Name: Carlos José García Moreno Elizondo
Title: Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to América Móvil and will be retained by América Móvil and furnished to the Securities and Exchange Commission or its staff upon request.

DISCLOSURE OF APPLICATION OF THE

BETTER BUSINESS PRACTICES CODE

WITH RESPECT TO THE

BOARD OF DIRECTORS AND

THE GENERAL SHAREHOLDERS' MEETING

OF
AMERICA TELECOM, S.A. DE C.V., FOR FISCAL YEAR 2005,

WITH INFORMATION THROUGH JUNE 23, 2006.

DISCLOSURE OF APPLICATION OF THE BETTER BUSINESS PRACTICES CODE WITH RESPECT TO THE BOARD OF DIRECTORS AND THE GENERAL SHAREHOLDERS' MEETING OF AMERICA TELECOM, S.A. DE C.V., FOR FISCAL YEAR 2005, WITH INFORMATION THROUGH JUNE 23, 2006.

ISSUER'S CORPORATE GOVERNMENT

BOARD OF DIRECTORS

i) On the Duties of the Board of Directors (see Section I, Principle 1)

This section shall mention the corporate duties beholden to the board of directors, expressing the board's view and how such fits within the administrative process. Within this general framework, the board's specific duties must be described, indicating why such are considered important and necessary.

The board of directors, as a collegiate body, represents the Corporation and its business direction as set forth in the corporate purpose, within the limits established for such in the bylaws.

In order to achieve the foregoing, the board of directors seeks to ensure the Corporation is always diligently administered and carries out the necessary acts to comply with its corporate objective. In this case, to carry out the task of representing the Corporation, the board of directors grants different powers to both executives as well as third parties, which allows for a more flexible operation of the Corporation, whereby the corporate objective is met.

As part of the Corporation's administrative process, the board of directors is very involved in the important operations thereof, which are made known to and analyzed by the board of directors well enough in advance for the members to make the most appropriate resolutions for correct administration of the Corporation, having sufficient and necessary information for correct management of the business.

It is important to point out that the daily operation of the Corporation's subsidiaries is entrusted to their directors. Nevertheless, said team is supported and supervised by the board of directors, which, among other aspects, is entrusted with defining the Corporation's and its subsidiaries' strategic outlook. The majority of the members of the board of directors are not involved in the Corporation's daily operation and are persons who are highly renowned in various business fields in Mexico and abroad, which gives said members a wide and independent view that is not affected or mired by the daily operation of the Corporation's subsidiaries.

Finally, in addition to the duties set forth in various legal ordinances, the board of directors has the following duties: (i) to establish the Corporation's and its subsidiaries' strategic plan; (ii) to ensure the shareholders and market have access to the Corporation's public information; (iii) to establish internal-control mechanisms; (iv) to ensure the Corporation has the necessary mechanisms to allow for proof of compliance with the different legal provisions beholden to it; and (v) to evaluate regularly the C.E.O.'s performance as well as that of high-ranking executives and the Corporation's subsidiaries.

ii) On the Structure of the Board of Directors (see Section I, Principles 10, 11 and 14).

This section shall mention the structure of the board of directors. It shall state whether there are intermediary bodies that aid it in complying with its duties. Likewise, how many, which and what duties are carried out must be indicated. The description also requires an explanation of how the intermediary bodies report on their activities to the board of directors.

The board of directors has a solid yet flexible structure, which allows for proper administration of the business in accordance with the needs presented by such a dynamic industry and by the telecommunications business in general.

The structure consists of a collegiate body comprised of six full board members and their respective substitutes. Any shareholder or group of shareholders who represents at least ten percent of the shares shall have the right to nominate a board member.

According to the Company's bylaws, the chairperson of the board of directors must be of Mexican nationality. The board members are elected for a one-year term and must continue to perform their tasks even after said term for which they have been elected has transpired until the time the persons nominated in substitution thereof have assumed their positions.

We believe the Corporation's board of directors is a pluralistic body as its members pertain to various of the highest corporate strata, which allows for a diversity of views and opinions.

The recommendation made by the better practices committee with respect to the board of directors' being comprised of five to fifteen full members is honored.

Moreover, the Corporation's board of directors includes independent board members who have been chosen for their experience, capacity and professional prestige. None of said independent board members finds him/herself in the following situations (i) an employee or director of the Corporation; (ii) not an employee or director of the Corporation, but a shareholder of the Corporation, and having the power to make demands of the Corporation's directors; (iii) a consultant to the Corporation or a partner or employee of firms that act as consultants or counsel to the Corporation or its affiliates and with income significantly depending on said contractual relationship; (iv) a client, supplier, debtor, partner or employee of a Corporation that is an important client, supplier, debtor or creditor; (v) an employee of a foundation, university, non-governmental organization or non-profit organization that receives important donations from the Corporation; (vi) the C.E.O. or high-level executive of a Corporation on whose board of directors the Corporation's C.E.O. or any high-level executive participate; and (vii) any relative whatsoever to any of the persons mentioned in the foregoing Items (i) to (vi).

The Corporation's board of directors has shareholding board members, who have a significant participation in the Corporation's stock. Due to their participation in the capital stock, they are permanently monitoring their investment and, thus, always seek the Corporation's benefit.

By virtue of the foregoing, independent and shareholding board members together comprise more than fifty percent of the board of directors, and independent board members represent approximately thirty-three percent of all board members.

The Corporation provides the information contained in the profile and the level of the members who comprise the board of directors to the public by means of diverse documents available to both the national and foreign investing public.

In compliance with its duties, the board of directors is aided by the auditing committee, which is comprised of three independent board members. This guarantees that their decisions or observations are carried out with the utmost diligence and are free from any conflict of interest This intermediary body has the following duties, among others: (i) to draft an annual report on its activities and to submit such to the board of directors; (ii) to give an opinion on transactions with related persons; and (iii) to propose the contracting of independent specialists in the cases it deems prudent.

On the Make-Up of the Board of Directors	YES	NO
1) Is the board of directors comprised of no fewer than five and no more than fifteen full members? (Principle 2)	X	
2) *Is the board comprised exclusively of full members? (Principle 3)		X
3) May substitute board members only substitute previously established full board members? (Principle 3)		X
4) Should it be the case, does the full board member suggest, to the board of directors, a designation of the person to substitute said full board member? (Principle 3)		X
5) Do independent and shareholding board members together constitute at least 40% of the board of directors? (Principle 7)	X	
6) Do the independent board members represent at least 20% of all board members? (Principle 7)	X	
7) Does the annual report submitted by the board of directors mention which board members are independent and which are shareholding members? (Principle 8)	X	
8) Does the annual report indicate the level o the shareholding members? (Principle 8)	X	
9) Does the annual report submitted by the board of directors state the primary duties of each board member as of the report date? (Principle 9)	X	

* In the case of an affirmative response to this question, "NOT APPLICABLE" must be contained in the comment column for Questions 3 and 4.

On the Structure of the Board of Directors	YES	NO
10) Does the board of directors fulfill the duties of compensating and evaluating, auditing, and planning and finances? (Principle 10)	X	
11) Are the intermediary bodies comprised exclusively of full board members? (Principle 12)		X
12) Is each intermediary body comprised of at least three and at most seven board members? (Principle 13)	X	
13) Does each independent board member, in addition to fulfilling his/her duties on the board of directors, participate in at least one of the intermediary bodies? (Principle 16)	X	

	YES	NO
14) Is the independent body that is entrusted with the duty of auditing presided over by an independent board member? (Principle 17)	X	

On the Operation of the Board of Directors	YES	NO
15) Does the board of directors meet at least four times a year? (Principle 18)	X	
16) Is at least one of the board of directors' meetings dedicated to defining the Corporation's mid-term and long-term strategy? (Principle 18)	X	
17) Can a board of directors meeting be called with the agreement of at least 25% of the board members? (Principle 19)	X	
18) Do board members have access to all the relevant information at least five business days prior to the meeting? (Principle 20)	X	
19) *Is there some mechanism that ensures board members can evaluate questions on strategic matters even when they do not receive the necessary information at least five business days in advance? (Principle 20)	X	
20) *Are board members who are nominated for the first time inducted with an explanation of their responsibilities and of the Corporation's standing? (Principle 21)	X	

On the Duties of the Board Members	YES	NO
21) Do the board members inform the chairman and secretary of the board of any conflict of interest that implies the need to abstention by the former from voting and, as a result, from participating in the corresponding deliberation? (Principle 22)	X	
22) Do the board members use the Corporation's assets and services solely to comply with the corporate purpose? (Principle 23)	X	
23) Should it be the case, are policies clearly defined concerning when board members use the corporate assets in exceptional circumstances for personal reasons? (Principle 23)	X	

24) *Do the board members dedicate time to their duties, attending at least 70% of the meetings to which they are called? (Principle 24)	X	
25) *Do board members maintain absolute confidentiality regarding the corporate matters of which thy have knowledge by means of the meetings they attend? (Principle 25)	X	
26) Do full and supplement board members keep each other mutually informed of the matters agreed upon during board of directors' meeting? (Principle 26)	X	
27) Does the board of directors sustain its motions on the opinions, recommendations and orientations resulting from analysis of the company's operation? (Principle 27)	X	

* In the case of an affirmative response to these questions, the response must be elaborated in the comment column.

DUTY OF COMPENSATING AND EVALUATING

iii) On the Duty of Compensating and Evaluating (see Section II, Principle 28)

This section shall state how the C.E.O. and high-ranking executives are evaluated and compensated, describing the process used to comply with said duties.

The board has mechanisms that guarantee adequate decision making with respect to the departments of evaluating and compensating, auditing, and finances and planning.

The Corporation already created the auditing committee. Once the new Securities Exchange Law published in the Official Gazette of the Federation on December 30, 2005 becomes effective, the Corporation shall constitute the intermediary committees stipulated therein.

On the Operation of the Body that Fulfils the Duty of Compensating and Evaluating	YES	NO
28) Doers the intermediary body that fulfils the duties of evaluating and compensating check that the conditions for hiring high-level executives and probable pay for their separation from the Corporation respect the guidelines approved by the board of directors? (Principle 29)		X
29) Are the structure and policies used to determine packages for board members and executives made known? (Principle 30)		X

DUTY OF AUDITING

iv) On the Duty of Auditing (see Section III, Principles 31, 37, 38 and 40)

This section shall mention how the auditing duty is carried out, describing the processes used to comply with said duties. Specifically, this section must describe how it is that the intermediary body interacts with the board of directors with respect to the Corporation's accounting practices and to the mechanisms in place to ensure the quality of the financial information.

The Corporation is a pure holding company, and the duties of internal auditing and of finances and planning are carried out at the subsidiary level. The Corporation has a service provider that is entrusted with coordinating the auditing process between the external auditor, internal auditor and statutory auditor. Said provider has the following duties: (i) to recommend, to the board of directors, the candidates for the Corporation's external auditor; (ii) to recommend, to the board of directors, the conditions for hiring and the scope of professional mandates with respect to external auditors; (iii) to support the board of directors by supervising compliance with the auditing agreements; (iv) to serve as a channel of communication between the board of directors and the external auditors, as well as to insure the external auditors' independence and objectivity; (v) to review the labor program, the observation letter and the auditing reports, and to inform the board of directors thereof; (vi) to recommend, to the board of directors, the bases for preparing the financial information; (vii) to aid the board by reviewing the financial information and the process of issuance thereof; (viii) to contribute to defining the general guidelines for the internal-control system and to evaluate the effectiveness thereof; (ix) to aid the board of directors in coordinating and evaluating annual internal-auditing programs; (x) to coordinate the external auditor's tasks as well as those of the internal auditor and the statutory auditor; and (xi) to verify the necessary mechanisms are in place to allow for verifying that the Corporation complies with the different provisions to which it is subject.

The process for selecting auditors shall take into account both the technical capacity of the auditors as well as their independence.

The Corporation shall seek to rotate the person entrusted with drafting the financial statements.

The board of directors is supported by the internal structures of the Corporation's subsidiaries; therefore, the internal audit is a support tool for the Corporation's and its subsidiaries' administration and allows the Corporation to evaluate the financial information generated as well as the effectiveness of internal controls. For said purposes, the Corporation's subsidiaries have an internal-auditing department that informs the board of directors of the accounting principles for drafting the Corporation's and its subsidiaries' financial information.

On the Selection of Auditors	YES	NO
30) Does the outside auditor's income from any outside review received in auditing the Corporation represent a percentage equal to or less than 20% of the total income of the firms entrusted with said duty? (Principle 32)	X	
31) Is the partner who reports to the Corporation replaced at least every six years? (Principle 34)	X	
32) Is the person who signs the auditing report on the Corporation's annual financial statements a person other than the person servings as the statutory auditor? (Principle 34)	X	

33) Is the corporate statutory auditor's professional profile revealed in the annual report? (Principle 35)		X
On the Financial Information		
34) Does the Corporation have an internal auditing unit? (Principle 36)		X
35) Does the intermediary body entrusted with fulfilling the duty of auditing submit the accounting policies to the board of directors for approval? (Principle 37)	X	
36) Does the intermediary body entrusted with fulfilling the duty of auditing check that the intermediary public financial information is elaborated pursuant to the same principles, criteria and practices as those used to draft the annual reports? (Principle 39)	X	
On the Internal Controls		
37) Is there an internal-control system? (Principle 41)	X	
38) Are the general guidelines for the internal-control system submitted for approval from the board of directors? (Principle 41)		X
39) Does the intermediary body entrusted with fulfilling the duty of auditing evaluate and issue an opinion concerning the effectiveness of the internal-control system? (Principle 42)		X
40) Do the outside auditors validate the effectiveness of the internal-control system and issue a report concerning said controls? (Principle 43)	X	

Review of Compliance with Provisions	YES	NO
41) Does the intermediary body entrusted with fulfilling the duty of auditing verify the existence of controls that allow for determining if the Corporation complies with the provisions applicable thereto and does said body report to the board of directors periodically? (Principle 44)		X
42) Is compliance with all applicable provisions reviewed at least once a year? (Principle 44)		X
43) Is the board of directors periodically informed of its legal standing? (Principle 45)		X

DUTY OF FINANCES AND PLANNING

v) On the Duty of Finances and Planning (see Section IV, Principle 46)

This section shall mention how the financing and planning duties are carried out, describing the processes used to comply with said duties. Specifically, this section must describe how it is that the intermediary body interacts with the board of directors to support it in decision making.

The Corporation's subsidiaries have a department of finances and administration whose duties include the following: (i) to evaluate and, as the case may be, suggest investment policies to the Corporation and its subsidiaries, proposed by office of the C.E.O., for subsequent submission to the board of directors for approval; (ii) to evaluate and, as the case may be, suggest capital- or debt-financing policies for the Corporation and its subsidiaries, proposed by the office of the C.E.O., for subsequent submission to the board of directors for approval; (iii) to evaluate and, as the case may be, suggest general guidelines for determining the Corporation's and its subsidiaries' strategic plan; (iv) to render an opinion on the premises in the annual budget and to propose such to the board for approval; (v) to follow up on the application of the Corporation's and its subsidiaries' budget and strategic plan; and (vi) to identify the risk factors to which the Corporation and its subsidiaries are subject, and to evaluate the policies for administration thereof.

The Corporation's subsidiaries have long-term investment and financing policies, which are defined taking into account the Corporation's subsidiaries strategic plan.

On the Operation of the Intermediary Body Entrusted with the Duty of Finances and Planning	YES	NO
44) Does the intermediary body entrusted with the duty of finances and planning issue an evaluation of the viability of the Corporation's principle investments and financing transactions? (Principle 47)		X
45) Does the intermediary body entrusted with the duty of finances and planning periodically evaluate the Corporation's strategic positions pursuant to the provisions set forth in the strategy plan? (Principle 48)		X
46) Does the intermediary body entrusted with the duty of finances and planning support the board of directors by overseeing that investment and financing policies are in step with the Corporation's strategic outlook? (Principle 49)		X
47) Does the intermediary body entrusted with the duty of finances and planning support the board of directors by overseeing the Corporation's financial projections, ensuring that such are in step with the Corporation's strategic outlook? (Principle 50)		X

vi) Optional Question

This section provides the option, to the issuer, of elaborating on corporate government practices in addition to those recommended under the Better Business Practices Code, if such exist.

EXHIBIT J-2

II. This part contains a questionnaire with respect to the general shareholders' meeting.

1). The questions set forth in this form shall be answered affirmatively or negatively by marking an "X" in the corresponding column.

2). In the case that the response is negative (and, as an exception, in the case that the response to Questions 1 and 2 is positive), the issuer must indicate why it does not comply with the principle recommended and, as the case may be, whether it has an alternative mechanism to that suggested. In said cases, the responses must be elaborated in the comment column, clearly expressing the corporate government practices that the Corporation follows.

3) *The questions refer to a specific section of the Better Business Practices Code so as to put the questions in context.*

QUESTIONNAIRE ON THE GENERAL SHAREHOLDERS' MEETING

SHAREHOLDERS' RIGHTS (see Section V)

i) On the Information and Agenda of the Shareholders' Meeting	YES	NO
1) Was the point known as "Miscellaneous Matters" omitted from the agenda? (Principle 51)	X	
2) Was the grouping of different topics under a single point in the agenda avoided? (Principle 51)	X	
3) Was all the information on each point in the agenda to the shareholders' meeting available 15 days in advance? (Principle 52)	X	
4) Are the shareholders' aided with a form that contains detailed information and possible voting alternatives for matters addressed in the agenda so that they properly can instruct their legal representatives? (Principle 53)	X	
5) Does the information provided to the shareholders include the proposal for the make-up of the board of directors together with information concerning the candidates' professional profiles? (Principle 54)		X

ii) On the Information and Communication between the Board of Directors and the Shareholders	YES	NO
6) Does the board of directors include, in its annual report to the shareholders' meeting, matters related to the workings of each intermediary body and the names of the persons who comprise such? (Principle 55)	X	
7) Are the reports from each intermediary body submitted to the board of directors available to the shareholders together with the material for the shareholders' meeting? (Principle 55)	X	

8) Does the Corporation have policies, mechanisms and personnel responsible for informing investors and maintaining open channels of communication with shareholders and potential investors? (Principle 56)	X	

Mexico City, Federal District. June 23, 2006

EMISNET

Code:	AMTEL
Corporate Name:	AMERICA TELECOM, S.A. DE C.V.
Reception Folio:	121698
Responsible Party	ARMANDO IBAÑEZ VAZQUEZ
Transmission Date and Time:	April 6, 2006 12:43:12:400 PM

[Back] [Print]

File(s) Received:

File Name	Description
Convocaa_4.bmv	Notice of Annual Ordinary Meeting

AMERICA TELECOM, S.A. DE C.V.

NOTICE OF MEETING

By the Resolution of the Board of Directors and pursuant to Article 186 of the Corporation and Partnership Law, the shareholders of AMERICA TELECOM, S.A. DE C.V. are hereby called to an ANNUAL ORDINARY SHAREHOLDERS' MEETING, which shall take place at the Corporation's offices located in LAGO ALBERTO 366, EDIFICIO TELCEL III, PISO 2, AULA A, COLONIA ANAHUAC, MEXICO 11320, DISTRITO FEDERAL at 10:15 on 04/26/2006, according to the following

AGENDA

I. SUBMISSION AND, AS THE CASE MAY BE, APPROVAL OF THE BOARD OF DIRECTOR'S REPORT REGARDING THE FISCAL YEAR ENDING ON DECEMBER 31, 2005 ACCORDING TO ARTICLE 172 OF THE CORPORATION AND PARTNERSHIP LAW, INCLUDING THE CORPORATION'S FINANCIAL STATEMENTS TO SUCH DATE AND THE STATUTORY AUDITOR'S AND AUDIT COMMITTEE'S REPORT AND THE REPORT REGARDING THE CORPORATION'S SUBSIDIARIES, WHICH INCLUDES A PROPOSAL FOR THE ALLOTMENT OF PROFITS. RESOLUTIONS WERE TAKEN THEREOF.

II. RATIFICATION, AS THE CASE MAY BE, OF THE BOARD OF DIRECTOR'S UNDERTAKING FOR THE 2005 FISCAL YEAR AND THE DESIGNATION OR RATIFICATION, AS THE CASE MAY BE, OF THE PERSONS WHO SHALL COMPRISE THE CORPORATION'S BOARD OF DIRECTOR; AND THE DESIGNATION OR RATIFICATION, AS THE CASE MAY BE, OF THE CORPORATION'S STATUTORY AUDITORS, SHAREHOLDING MEMBER AND ALTERNATE; AS WELL AS THE DETERMINATION OF THE CORRESPONDING REMUNERATION. RESOLUTIONS WERE TAKEN THEREOF.

III. DESIGNATION OR RATIFICATION, AS THE CASE MAY BE, OF THE PERSONS THAT COMPRISE THE CORPORATION'S COMMITTEES; AS WELL AS THE DETERMINATION OF THE CORRESPONDING REMUNERATION. RESOLUTIONS WERE TAKEN THEREOF.

IV. PROPOSAL AND, AS THE CASE MAY BE, APPROVAL OF THE MAXIMUM AMOUNT OF THE FUNDS THAT MAY BE ALLOTTED FOR THE ACQUISITION OF THE CORPORATION'S OWN SHARES FOR THE 2006 FISCAL YEAR; AS WELL AS THE PROPOSAL AND, AS THE CASE MAY BE, APPROVAL REGARDING THE PROVISIONS AND POLICIES CONCERNING THE ACQUISITION OF THE CORPORATION'S OWN SHARES. RESOLUTIONS WERE TAKEN THEREOF.



V. APPOINTMENT OF DELEGATES TO CARRY OUT AND FORMALIZE THE RESOLUTIONS ADOPTED BY THE MEETING. RESOLUTIONS WERE TAKEN THEREOF.

ATTENDANCE REQUIREMENTS

IN ORDER FOR THE SHAREHOLDERS TO BE ENTITLED TO ATTEND THE MEETING, THEY MUST DEPOSIT IN THE CORPORATION'S OFFICES LOCATED IN PASEO DE LAS PALMAS 736, COLONIA LOMAS DE CHAPULTEPEC, MÉXICO 11000, DISTRITO FEDERAL (TELEPHONE 5625-4600, EXT. 3318) NO LATER THAN ON THE BUSINESS DAY PREVIOUS TO THE DATE IN WHICH THE MEETING IS TO BE HELD (OPEN FROM 10:00 A.M. TO 6:00 P.M.) THE SHARE CERTIFICATES OR DEPOSITS RECEIPTS ISSUED BY A NATIONAL OR FOREIGN FINANCIAL INSTITUTION OR BY S.D. INDEVAL, S.A. DE C.V., SECURITIES DEPOSIT, AS WELL AS THE OTHER NECESSARY LEGAL OR TAX REQUIREMENTS. UPON SUBMISSION OF THE AFOREMENTIONED DOCUMENTS, THE SHAREHOLDERS REGISTERED IN THE NOMINATIVE SHAREHOLDERS' LEDGER SHALL BE GIVEN AN ADMISSION CARD, WHICH THEY MUST TURN IN TO ATTEND THE MEETING. BROKERAGE HOUSES AND OTHER PARTIES DEPOSITING IN INDEVAL, S.A. DE C.V., SECURITIES DEPOSIT, ARE REMINDED THAT IN ORDER TO OBTAIN THE AFOREMENTIONED ADMISSION CARD, THEY MUST SUBMIT, AS THE CASE MAY BE, A LIST CONTAINING THE NAMES, ADDRESSES, NATIONALITIES AND NUMBER OF SHARES OF THE SHAREHOLDERS THEY REPRESENT.

FROM THE PUBLICATION DATE OF THIS NOTICE OF MEETING, THE INFORMATION AND DOCUMENTS RELATED WITH EACH ISSUE ON THE AGENDA ARE FREELY AND IMMEDIATELY AT SHAREHOLDERS DISPOSAL AT THE OFFICE OF THE SECRETARY OF THE BOARD OF DIRECTOR LOCATED IN BLVD. MANUEL ÁVILA CAMACHO NO. 24, PISO 7, LOMAS DE CHAPULTEPEC, 11000, MEXICO, DISTRITO FEDERAL, TELEPHONE 5540-9225, (OPEN FROM 10:00 A.M. TO 6:00 P.M. ON BUSINESS DAYS).

THE SHAREHOLDERS MAY BE REPRESENTED BY AN AUTHORIZED ATTORNEY-IN-FACT WITH A PROXY WRITTEN ACCORDING TO THE TERMS ESTABLISHED BY ARTICLE EIGHTEEN OF THE CORPORATION'S BY-LAWS AND SUBSECTION SIX, ITEM C, OF ARTICLE 14 B 3 OF THE SECURITIES EXCHANGE LAW. THE PERSONS THAT ATTEND IN A SHAREHOLDERS' REPRESENTATION MAY EVIDENCE THEIR LEGAL STATUS THROUGH A POWER OF ATTORNEY GRANTED IN THE FORMATS DRAFTED BY THE ISSUER, THAT ARE AT THE DISPOSAL OF THE SECURITIES EXCHANGE INTERMEDIARIES, WHICH EVIDENCE HAVING THE REPRESENTATION OF THE ISSUER'S SHAREHOLDERS BOTH IN THE ADDRESS INDICATED IN THE PARAGRAPH ABOVE AS WELL AS IN PASEO DE LAS PALMAS 736, COLONIA LOMAS DE CHAPULTEPEC, MÉXICO 11000, DISTRITO FEDERAL (TELEPHONE 5625-



4600, EXT. 3318) WITHIN THE TERM ESTABLISHED BY ARTICLE 173 OF THE CORPORATION AND PARTNERSHIP LAW.

MEXICO, FEDERAL DISTRICT ON APRIL 6, 2006.

RAFAEL ROBLES MIAJA
SECRETARY OF THE BOARD OF DIRECTORS
AND DELEGATE OF THE MEETING





The undersigned, SILVIA GLORIA VALDES GARCIA Ave. Universidad No. 2014 Edificio Costa Rica Entrada B-202 Unidad Integracion Latinoamericana Col. Romero de Terreros Tel: 658-82-14 México 5 D.F. official Sworn translator before the Superior Court of Justice of the Federal District, Mexico for the Spanish and English languages, certifies that the above is a true and exact translation of the document attached

Mexico City, MAY - 3 2006



SILVIA GLORIA VALDES GARCIA

Relevant Events of AMERICA TELECOM, S.A. DE C.V.

Date of Receipt at BMV: February 5, 2006 20:26:00.0

Prefix:
EVENTORE

Ticker symbol:
AMTEL

Date:
February 5, 2006

Corporate name:
AMERICA TELECOM

Place:
MEXICO, D.F.

Matter:
DISCLOSURE REGARDING THE INDEPENDENT AUDITORS' REPORT

Relevant Events:
AMÉRICA TELECOM, S.A. DE C.V.'S GENERAL SHAREHOLDERS' MEETING

We have examined the consolidated balance sheets for America Telecom, S.A. de C.V. and its subsidiaries to December 31, 2005 and 2004, as well as the consolidated income statements, the variations in the net worth and changes in the corresponding financial situation, for the years ending on such dates. The Company's management is responsible for said financial statements. Our responsibility consists of expressing our opinion about the foregoing based upon our audit. The financial statements for Tracfone Wireless, Inc., a consolidated subsidiary that represents 1% of the total assets and 6% and 7% of the income from operations for the years ending on December 31, 2005 and 2004 of the consolidated totals, respectively, were examined by other auditors.

Therefore, our opinion about the financial information used by the Company's management for the incorporation of the financial statements of said subsidiary to the financial statements of America Telecom, S.A. de C.V. is based solely on the report by the other auditors.

Our examinations were carried out according to the generally accepted accounting principles in Mexico, which require the audit to be planned and executed in such a manner so as to be reasonably certain that the financial statements do not contain material errors and that these are prepared according to the generally accepted accounting principles in Mexico. The audit consists of the examination based upon selective tests of the evidence that backing-up the figures and disclosures in the financial statements; moreover, it includes the evaluation of the accounting principles used, the important estimates made by the Company's administration and the submittal of the financial statements taken as a whole. We believe that our examinations provide a reasonable merit to base our opinion.

In our opinion, based upon our examinations and the report by the other auditors, the aforementioned consolidated financial statements reasonably present, in all material aspects, the financial situation of America Telecom, S.A. de C.V. and its subsidiaries to December 31, 2005 and 2004 and its operational earnings, the variations in the net worth and changes in the corresponding financial situation for the years ending on such dates according to the generally accepted accounting principles in Mexico.

As mentioned in note 2 of the financial statements attached, as of January 1st, 2005, the Company adopted the provisions contained in the New Bulletin B-7 "Business Acquisitions" in regard to the rejection of the commercial credit amortization issued by the Mexican Institute of Public Accountants with the results described in said note.

Mancera, S.C., member of Deemst & AMP; AMP; Young Global, Mr. Fernando Espinosa Lopez.

Mexico, Federal District,
March 10, 2006



AMERICA TELECOM, S.A. DE C.V.

MINUTES OF THE ANNUAL ORDINARY SHAREHOLDERS' MEETING HELD ON APRIL 26, 2006

IT IS HEREBY INFORMED THAT THE ANNUAL ORDINARY SHAREHOLDERS' MEETING OF AMERICA TELECOM, S.A. DE C.V. HELD ON APRIL 26, 2006, WITH AN ATTENDANCE PERCENTAGE OF 98.1548% ADOPTED THE FOLLOWING IMPORTANT RESOLUTIONS:

ONE.- THE REPORT THAT ACCORDING TO ARTICLE 172 OF THE CORPORATION AND PARTNERSHIP LAW WAS SUBMITTED BY THE BOARD OF DIRECTORS OF THE ORDINARY SHAREHOLDERS' MEETING OF AMERICA TELECOM, S.A. DE C.V. REGARDING THE CORPORATION'S OPERATIONS DURING THE FISCAL YEAR ENDING ON DECEMBER 31, 2005 IS ACKNOWLEDGED AS RENDERED AND IS HEREBY APPROVED IN ITS TERMS. PLEASE ATTACH A COPY OF SAID REPORT TO THE FILE OF THIS MEETING'S MINUTES.

TWO.- THE REPORT RENDERED BY THE STATUTORY AUDITOR, MR. ALBERTO TIBURCIO CELORIO, REGARDING AMERICA TELECOM, S.A. DE C.V.'S FINANCIAL STATEMENTS TO DECEMBER 31, 2005 IS ACKNOWLEDGED AS SUBMITTED AND APPROVED IN ITS TERMS. PLEASE ATTACH A COPY OF SAID REPORT TO THE FILE OF THIS MEETING'S MINUTES.

THREE.- THE REPORT RENDERED BY THE CHAIRMAN OF THE AUDIT COMMITTEE, MR. JOSÉ KURI HARFUSH, AND HIS PERFORMANCE IN OFFICE, REGARDING SAID COMMITTEE'S ACTIVITIES AND OPERATIONS DURING THE FISCAL YEAR ENDING ON DECEMBER 31, 2005 IS ACKNOWLEDGED AS SUBMITTED AND APPROVED IN ITS TERMS. PLEASE ATTACH A COPY OF SAID REPORT TO THE FILE OF THIS MEETING'S MINUTES.

FOUR.- THE COMPLETE FINANCIAL STATEMENTS OF AMERICA TELECOM, S.A. DE C.V. TO DECEMBER 31, 2005 ARE ACKNOWLEDGED AS SUBMITTED AND APPROVED. PLEASE ATTACH A COPY OF SAID REPORT TO THE FILE OF THIS MEETING'S MINUTES.

FIVE.- BY VIRTUE OF THE RESOLUTIONS ABOVE, THE BOARD OF DIRECTOR'S PERFORMANCE DURING THE FISCAL YEAR ENDING ON DECEMBER 31, 2005 IS HEREBY APPROVED.

SIX.- BY VIRTUE OF THIS MEETING'S APPROVAL OF THE FINANCIAL STATEMENTS CORRESPONDING TO THE FISCAL YEAR ENDING ON DECEMBER 31, 2005, THE NET PROFIT FOR THE FISCAL YEAR SHALL BE ALLOCATED COMPLETELY TO THE PROFIT ACCOUNT PENDING DISTRIBUTION, ONCE THE RESERVE FUND REFERRED TO BY ARTICLE 20 OF THE CORPORATION AND PARTNERSHIP LAW HAS BEEN COMPLETED. IT IS HEREBY AGREED THAT THE BALANCE OF THE AFOREMENTIONED TAXABLE PROFITS NOTWITHSTANDING BEING AT

AMERICA TELECOM, S.A. DE C.V.

THE DISPOSAL OF THE CORPORATION'S SHAREHOLDERS' MEETING, IS ALSO AT THE DISPOSAL OF THE BOARD OF DIRECTORS, EXCEPT FOR THE AMOUNT FOR THE LEGAL RESERVE. THUS, SAID BODY IS GRANTED THE MOST EXTENSIVE POWERS TO COMPLETELY OR PARTIALLY ALLOT SUCH AMOUNT ACCORDINGLY FOR THE CREATION OF A RESERVE FUND AND/OR TO DISTRIBUTE IT AS DIVIDENDS TO THE CORPORATION'S SHAREHOLDERS.

SEVEN.- THE BOARD OF DIRECTOR'S MANAGEMENT IS HEREBY APPROVED FOR THE FISCAL YEAR ENDING ON DECEMBER 31, 2005 AND THE FOLLOWING ARE RATIFIED AS SHAREHOLDING MEMBERS: MESSRS. PATRICK SLIM DOMIT, CARLOS SLIM HELÚ, JAIME CHICO PARDO, CARLOS SLIM DOMIT, CLAUDIO X. GONZÁLEZ LAPORTE AND JUAN ANTONIO PÉREZ SIMÓN AND THE FOLLOWING ARE HEREBY RATIFIED AS ALTERNATE BOARD MEMBERS: MESSRS. ARTURO ELÍAS AYUB, HUMBERTO OLVERA ZUBIZARRETA, DANIEL HAJJ ABOUMRAD, MARCO ANTONIO SLIM DOMIT, AND, EDUARDO VALDÉS ACRA.

EIGHT.- MR. ALBERTO TIBURCIO CELORIO AND MR. FERNANDO ESPINOSA LÓPEZ ARE HEREBY RATIFIED AS THE CORPORATION'S STATUTORY AUDITOR AND SUBSTITUTE, RESPECTIVELY. THIS DUTY SHALL COMMENCE AS OF THE EFFECTIVE DATE OF THE STOCK EXCHANGE LAW PUBLISHED IN THE OFFICIAL DAILY GAZETTE ON FRIDAY, DECEMBER 30, 2005.

NINE.- BY VIRTUE OF THE RESOLUTIONS ABOVE, IT IS HEREBY EXPRESSLY EVIDENCED THAT THE CORPORATION'S BOARD OF DIRECTORS IS COMPRISED IN THE FOLLOWING MANNER AND THE ALTERNATES SHALL SUBSTITUTE IN THE ORDER INDICATED.

BOARD OF DIRECTORS

SHAREHOLDING MEMBERS

MR. PATRICK SLIM DOMIT	CHAIRMAN
MR. CARLOS SLIM HELÚ	HONORARY CHAIRMAN FOR LIFE
MR. JAIME CHICO PARDO	VICEPRESIDENT
MR. CARLOS SLIM DOMIT	VICEPRESIDENT
MR. CLAUDIO X. GONZÁLEZ LAPORTE	
MR. JUAN ANTONIO PÉREZ SIMÓN	

ALTERNATES

MR. ARTURO ELÍAS AYUB
MR. DANIEL HAJJ ABOUMRAD
MR. MARCO ANTONIO SLIM DOMIT
MR. HUMBERTO GUTIÉRREZ OLVERA ZUBIZARRETA
MR. JOSÉ KURI HARFUSH
MR. EDUARDO VALDÉS ACRA

AMERICA TELECOM, S.A. DE C.V.

TEN.- MR. PATRICK SLIM DOMIT IS HEREBY RATIFIED AS THE CHAIRMAN OF THE BOARD OF DIRECTORS, MR. CARLOS SLIM HELÚ IS HEREBY RATIFIED AS THE HONORARY CHAIRMAN FOR LIFE, AND MR. JAIME CHICO PARDO AND MR. CARLOS SLIM DOMIT ARE HEREBY RATIFIED AS THE VICEPRESIDENTS OF THE BOARD OF DIRECTORS AND MR. RAFAEL ROBLES MIAJA IS HEREBY RATIFIED AS THE SECRETARY OF THE BOARD. MR. ROBLES IS NOT A MEMBER OF SAID BOARD.

ELEVEN.- IT IS HEREBY AGREED THAT THE SHAREHOLDING AND ALTERNATE MEMBERS OF THE BOARD OF DIRECTORS, AS WELL AS THE STATUTORY AUDITOR AND THE SECRETARY OF THE CORPORATION SHALL BE PAID AS A REMUNERATION FOR THEIR SERVICES RENDERED THE AMOUNT IN CASH OF $12,000.00 MEXICAN CURRENCY (TWELVE THOUSAND MEXICAN PESOS) FOR EACH BOARD MEETING THEY ATTEND AND 50% OF SAID AMOUNT TO THE AUDIT COMMITTEE MEMBERS FOR EACH MEETING. THE AFOREMENTIONED AMOUNTS SHALL BE SUBJECT TO THE CORRESPONDING TAX WITHHOLDINGS.

TWELVE.- MR. DANIEL HAJJ ABOUMRAD IS HEREBY RATIFIED AS THE CEO OF THE CORPORATION.

THIRTEEN.- IT IS HEREBY CERTIFIED THAT THIS MEETING CLASSIFIED MESSRS. CLAUDIO X. GONZÁLEZ LAPORTE, JUAN ANTONIO PÉREZ SIMÓN AND JOSÉ KURI HARFUSH AS INDEPENDENT MEMBERS FOR THE PURPOSES SET FORTH IN THE STOCK EXCHANGE LAW PUBLISHED IN THE OFFICIAL DAILY GAZETTE ON FRIDAY, DECEMBER 30, 2005.

FOURTEEN.- THE FOLLOWING ARE RATIFIED AS MEMBERS OF THE AUDIT COMMITTEE: MESSRS. JOSÉ KURI HARFUSH, JUAN ANTONIO PÉREZ SIMÓN AND EDUARDO VALDÉS ACRA. MR. JOSÉ KURI HARFUSH WAS APPOINTED AS CHAIRMAN OF SAID COMMITTEE.

FIFTEEN.- THE MEMBERS OF AMERICA TELECOM, S.A. DE C.V.'S BOARD OF DIRECTOR'S AUDIT COMMITTEE WERE RATIFIED AS FOLLOWS:

AUDIT COMMITTEE

MR. JOSÉ KURI HARFUSH	CHAIRMAN
MR. JUAN ANTONIO PÉREZ SIMÓN	
MR. EDUARDO VALDÉS ARCE	

SIXTEEN.- MR. RAFAEL ROBLES MIAJA IS HEREBY RATIFIED AS SECRETARY OF THE CORPORATION'S AUDIT COMMITTEE.



SEVENTEEN.- THE REPORT REGARDING THE ACQUISITION OF THE CORPORATION'S OWN SHARES IS ACKNOWLEDGED AS SUBMITTED AND IT IS NOTED THAT AS OF THE DATE OF INCORPORATION AND UNTIL THE 31ST OF DECEMBER 2005, THE CORPORATION HAS ACQUIRED 42,267,959 (FORTY TWO MILLION TWO HUNDRED AND SIXTY SEVEN THOUSAND NINE HUNDRED AND FIFTY NINE) SHARES, WHICH

TOGETHER REPRESENT THE AMOUNT OF $1,534,141,864.83 (ONE BILLION FIVE HUNDRED AND THIRTY FOUR MILLION ONE HUNDRED AND FORTY ONE THOUSAND EIGHT HUNDRED AND SIXTY FOUR PESOS 83/100 MEXICAN CURRENCY).

EIGHTEEN.- IT IS HEREBY CERTIFIED THAT AS OF THE DATE OF THIS MEETING, THE CORPORATION HAS A BALANCE IN ITS RESERVE AND IT RESOLVES TO KEEP, AS OF THE DATE OF THIS MEETING, THE AMOUNT OF $4,315,000,000.00 MXP (FOUR BILLION THREE HUNDRED AND FIFTEEN MILLION PESOS 00/100 MEXICAN CURRENCY) AS THE AUTHORIZED AMOUNT TO ACQUIRE ITS OWN SHARES PLUS THE AMOUNT RESULTING FROM REPLACEMENT OF THESE SHARES IN THE STOCK MARKET.

NINETEEN.- IT IS HEREBY RESOLVED TO AUTHORIZE THE BOARD OF DIRECTORS AND/OR THE ATTORNEYS-IN-FACT OR DELEGATES APPOINTED BY THE BOARD OF DIRECTORS TO CARRY OUT THE ACQUISITION OF THE OWN SHARES, TO DETERMINE, AS THE CASE MAY BE, THE AMOUNT OF THE CAPITAL STOCK THAT MAY BE TRANSFERRED BY THE PURCHASE OF THE OWN SHARES, IN ADDITION TO THE AMOUNT REFERRED TO ABOVE, AND AS THE CASE MAY BE, SAID BOARD SHALL CONVERT THE SHARES ACQUIRED BY THE CORPORATION AS A RESULT OF THE REPURCHASE, INTO TREASURY SHARES. THE BOARD OF DIRECTORS AND/OR THE ATTORNEYS-IN-FACT OR APPOINTED DELEGATES OR THE PERSONS RESPONSIBLE FOR SAID OPERATIONS SHALL DETERMINE, IN EACH CASE, WHICH OF THE ALTERNATIVES ESTABLISHED BY ARTICLE 14 B 3 SHALL BE USED FOR AMERICA TELECOM, S.A. DE C.V. AS THE REPURCHASE METHOD AND THE ACCOUNTING ADJUSTMENTS THAT AT THEIR SOLE DISCRETION SHALL BE DETERMINED AS NECESSARY OR ADVISABLE AND, IN PARTICULAR, SHALL DETERMINE IF THE PURCHASE IS CARRIED OUT WITH A CHARGE TO THE NET WORTH INSOFAR AS THE SHARES ARE OWNED BY THE ISSUER OR, AS THE CASE MAY BE, TO THE CAPITAL STOCK OR OTHER ENTRIES CORRESPONDING, IN THE CASE IT IS RESOLVED TO CONVERT THESE INTO TREASURY SHARES, WITHOUT NEEDING A RESOLUTION OR AGREEMENT BY THIS MEETING.

TWENTY.- AS A RESULT OF THE APPROVAL BY THIS MEETING, AND THE DETERMINATION OF THE AMOUNT TO ACQUIRE ITS OWN SHARES, THE PURCHASE IS HEREBY AUTHORIZED THROUGH THE STOCK EXCHANGE, REGARDING OWN SHARES, REPRESENTING THE CAPITAL STOCK OF AMERICA TELECOM, S.A. DE C.V. IN COMPLIANCE WITH THE POLICIES, TERMS AND OTHER CONDITIONS IN FORCE ON THE DATES THAT HAVE ALREADY BEEN AGREED TO OR SHALL BE AGREED HEREINAFTER BY THE BOARD OF DIRECTORS AND/OR THE ATTORNEYS-IN-FACT OR DELEGATES APPOINTED BY THE BOARD OF DIRECTORS FOR SUCH PURPOSE.

TWENTY ONE.- THE PREVIOUSLY ADOPTED POLICIES ARE HEREBY RATIFIED, WHICH REPRESENT THE CAPITAL STOCK OF AMERICA

AMERICA TELECOM, S.A. DE C.V.

TELECOM, S.A. DE C.V. ON MARCH 13, 2001 IN ORDER TO CONTINUE BEING DRAFTED IN THE TERMS APPROVED AS ESTABLISHED BY THE GENERAL PROVISIONS APPLICABLE TO SECURITIES ISSUERS AND OTHER STOCK MARKET PARTICIPANTS ISSUED BY THE NATIONAL BANK AND SECURITIES COMMISSION, PUBLISHED IN THE OFFICIAL DAILY GAZETTE ON MARCH 19, 2003.

TWENTY TWO.- IT IS HEREBY RESOLVED TO EXPRESSLY AUTHORIZE THE IMMEDIATE ACCOUNTING ENTRIES AS A RESULT OF THE RESOLUTIONS ABOVE.

TWENTY THREE.- THE FOLLOWING ARE APPOINTED AS SPECIAL DELEGATES OF THIS MEETING: RAUL HUMBERTO ZEPEDA RUIZ, ARMANDO IBAÑEZ VAZQUEZ, VERONICA RAMIREZ VILLELA, PAMELA MUJICA RAMOS AND RAFAEL ROBLES MIAJA SO THAT ANY OF THEM MAY INDISTINCTLY, JOINTLY OR IF NECESSARY: A) APPEAR BEFORE A NOTARY PUBLIC OF THEIR CHOICE TO NOTARIZED ALL OR PART OF THE MINUTES OF THIS MEETING; B) SO THAT PERSONALLY OR THROUGH AN APPOINTED PARTY, THEY MAY REGISTER THE CORRESPONDING NOTARIZED TRANSCRIPT IN THE PUBLIC REGISTRY OF COMMERCE OF THIS CITY; C) ISSUE THE CERTIFICATIONS OF THIS INSTRUMENT OR OF ANY OF THEIR PARTS THAT MAY BE NECESSARY; AND D) CARRY OUT THE PUBLICATIONS REQUIRED OR ANY OTHER ACT TO EXECUTE AND GRANT FULL FORCE AND EFFECT TO THE RESOLUTIONS OF THIS MEETING.

____________________ CHAIRMAN

____________________ SECRETARY

____________________ SECRETARY OF THE BOARD OF DIRECTORS

The undersigned, SILVIA GLORIA VALDES GARCIA Ave. Universidad No. 2014 Edificio Costa Rica Entrada B-202 Unidad Integracion Latinoamericana Col. Romero de Terreros Tel: [illegible]58-82-14 México 5 D.F. official Sworn [illegible] [illegible] the Superior Court of Justice of the [illegible] District, Mexico for the Spanish and [illegible] [illegible], certifies that the above is a true [illegible] [illegible] translation of the document attached

Mexico City, MAY - 9 2006



SILVIA GLORIA VALDES GARCIA